Form 20-F
period 2021-01-31
Cognyte Software Ltd.
filed 2021-04-29
CIK 1824814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
January 31, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-39829
Cognyte Software Ltd.
(Exact name of registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)

David Abadi
33 Maskit
Herzliya Pituach
4673333, Israel
+972-9-962-2300
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
The Nasdaq Stock Market, LLC
Ordinary Shares, no par value	CGNT	(Nasdaq Global Select Market)

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

    Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
65,773,335 Ordinary Shares, no par value, at January 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐ No ☑

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	Accelerated filer	Non-accelerated filer	Emerging growth company
☐	☐	☑	☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other
☑		☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

i

INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this annual report on Form 20-F (this “Form 20-F” or “Annual Report”) using a number of conventions, which you should consider when reading the information contained herein. In this Form 20-F, “we,” “us,” “our” and “Cognyte” shall refer to Cognyte Software Ltd. together with its consolidated subsidiaries as a consolidated entity.

We are a global leader in security analytics software that empowers governments and enterprises with Actionable Intelligence for a safer world. Our open software fuses, analyzes and visualizes disparate data sets at scale to help security organizations find the needles in the haystacks. Over 1,000 government and enterprise customers in more than 100 countries rely on our solutions to accelerate security investigations and connect the dots to successfully identify, neutralize, and prevent national security, personal safety, business continuity and cyber threats.

We were formed in May 2020 under the name “Cognyte Software Ltd.” and converted to a public company after previously being a part of Verint Systems Inc. On December 4, 2019, Verint announced plans to separate into two independent companies: Cognyte Software Ltd., which would consist of its Cyber Intelligence Solutions business, and Verint Systems Inc., which would consist of its Customer Engagement Business. We and Verint believe that the two independent, publicly traded companies will both benefit from the spin-off and be well-positioned to pursue their own strategies, drive opportunities to accelerate growth and extend their market leadership. On February 1, 2021, we and Verint completed the spin-off and the related separation and distribution. As a result, we are now an independent, publicly traded company and our shares are listed on The Nasdaq Global Select Market (“Nasdaq”).

We publish combined financial statements expressed in U.S. dollars. Our combined financial statements responsive to Item 17 of this Annual Report are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).
Additionally, we define certain terms in this Annual Report as follows:

•“Verint” means Verint Systems Inc., our sole shareholder prior to the consummation of the spin-off;

•“Cognyte Business” or “our business” refers to our business, which prior to the spin-off was operated by Verint as its Cyber Intelligence Solutions business;

•“internal transactions” refers to the series of related internal transactions pursuant to which Verint transferred and assigned to us the Cognyte Business immediately prior to the consummation of the spin-off;

•“separation” refers to the transaction in which Verint transferred certain operations and assets of its Cognyte Business unit to us;

•“distribution” refers to the transaction in which Verint distributed to Verint shareholders, on a pro rata basis, 100% of our shares; and

•“spin-off” refers collectively to the separation and the distribution.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our financial statements have been prepared in accordance with GAAP. We present our combined financial statements in U.S. dollars.

Our fiscal year ends on January 31 of each year. References to fiscal 2019 and 2019 are references to the fiscal year ended January 31, 2019, references to fiscal 2020 and 2020 are references to the fiscal year ended January 31, 2020, and references to fiscal 2021 and 2021 are references to the fiscal year ended January 31, 2021.

All references in this Annual Report to “Israeli currency” and “NIS” refer to New Israeli Shekels, the terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

All percentages have been calculated using unrounded amounts.

TRADEMARKS

We have proprietary rights to trademarks used in this Annual Report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this Annual Report is the property of its respective holder.

MARKET INFORMATION

This Annual Report contains industry and market data, including market sizing estimates, growth and other projections and information regarding our competitive position, prepared by our management on the basis of industry sources and our management’s knowledge of and experience in the industry and markets in which we operate (including management’s estimates and assumptions relating to such industry and markets based on that knowledge). Our management has developed its knowledge of such industry and markets through its experience and participation in these markets.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

This Annual Report contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, the provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act of 1934 (the “Exchange Act”). Forward-looking statements include financial projections, statements of plans and objectives for future operations, statements of future economic performance, and statements of assumptions relating thereto. Forward-looking statements may appear throughout this report, including without limitation, in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results,” and are often identified by future or conditional words such as “will,” “plans,” “expects,” “intends,” “believes,” “seeks,” “estimates,” or “anticipates,” or by variations of such words or by similar expressions. There can be no assurance that forward-looking statements will be achieved. By their very nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions, and other important factors that could cause our actual results or conditions to differ materially from those expressed or implied by such forward-looking statements. Important risks, uncertainties, assumptions, and other factors that could cause our actual results or conditions to differ materially from our forward-looking statements include, among others, the items in the following list, which also summarizes some of our most principal risks:

•uncertainties regarding the impact of changes in macroeconomic and/or global conditions, including as a result of slowdowns, recessions, economic instability, political unrest, armed conflicts, natural disasters or outbreaks of disease, such as the novel coronavirus (“COVID-19”) pandemic, as well as the resulting impact on information technology spending and government budgets in both developed countries and developing countries, on our business;

•risks that our customers may delay, cancel, or refrain from placing orders, refrain from renewing subscriptions or service contracts, or are unable to honor contractual commitments or payment obligations due to liquidity issues or other challenges in their budgets and business, due to the COVID-19 pandemic or otherwise;

•risks that continuing restrictions resulting from the COVID-19 pandemic or actions taken in response to the pandemic adversely impact our operations or our ability to fulfill orders, complete implementations, or recognize revenue;

•risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards, to adapt to changing market potential from area to area within our markets; and to successfully develop, launch, and drive demand for new, innovative, high-quality products that meet or exceed customer needs, while simultaneously preserving our legacy businesses;

•risks due to aggressive competition in all of our markets, including with respect to maintaining revenue, margins, and sufficient levels of investment in our business and operations, and competitors with greater resources than we have;

•risks relating to the regulatory constraints to which we are subject, including our dependency on export and marketing licenses from the governments of Israel and other countries where we operate;

•risks relating to our ability to properly manage investments in our business and operations, execute on growth or strategic initiatives, such as our software model transition, and enhance our existing operations and infrastructure, including the proper prioritization and allocation of limited financial and other resources;

•risks associated with our ability to identify suitable targets for acquisition or investment or successfully compete for, consummate, and implement mergers and acquisitions, including risks associated with valuations, reputational considerations, capital constraints, costs and expenses, maintaining profitability levels, expansion into new areas, management distraction, post-acquisition integration activities, and potential asset impairments;

•challenges associated with selling sophisticated solutions, including with respect to longer sales cycles, more complex sales processes, and assisting customers in understanding and realizing the benefits of our solutions, as well as with developing, offering, implementing, and maintaining a broad solution portfolio;

•risks associated with larger orders and customer concentration, including risk of volatility of our operating results from period to period, and challenges associated with our ability to accurately forecast revenue and expenses;

•risks associated with a significant amount of our business coming from government customers around the world and associated procurement processes, and limitations on investor visibility due to classification or contractual restrictions;

•risks associated with political and reputational factors related to our business or operations, including with respect to the nature of our solutions or our Israeli identity, and our ability to maintain security clearances where required;

•risks that we may be unable to establish and maintain relationships with key resellers, partners, and systems integrators and risks associated with our reliance on third-party suppliers for certain components, products, or services, including companies that may compete with us or work with our competitors;

•risks associated with our ability to retain, recruit, and train qualified personnel in regions in which we operate, including in new markets and growth areas we may enter;

•risks associated with our significant international operations, including due to our Israeli operations, fluctuations in foreign exchange rates, and exposure to regions subject to political or economic instability;

•risk of security vulnerabilities or lapses, including cyber-attacks, information technology system breaches, failures or disruptions;

•risks that our products or services, or those of third-party suppliers, partners, or original equipment manufacturers (“OEMs”) which we use in or with our offerings or otherwise rely on, including third-party hosting platforms, may contain defects, develop operational problems, or be vulnerable to cyber-attacks;

•risks associated with the mishandling or perceived mishandling of sensitive, confidential or classified information, including personally identifiable information or other information that may belong to our customers or other third parties;

•risks associated with complex and changing regulatory environments relating to our operations, the products and services we offer, and/or the use of our solutions by our customers, including with respect to applicable classification and confidentiality restrictions, and data privacy and protection;

•risks associated with our failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations;

•risks that our intellectual property rights may not be adequate to protect our business or assets or that others may make claims on our intellectual property, claim infringement on their intellectual property rights, or claim a violation of their license rights, including relative to free or open source components we may use;

•risks associated with our credit facilities or that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms or at all;

•risks associated with changing tax laws and regulations, tax rates, and the continuing availability of expected tax benefits in the countries in which we operate;

•risks relating to the adequacy of our existing infrastructure, systems, processes, policies, procedures, internal controls, and personnel for our current and future operations and reporting needs, including related risks of financial statement omissions, misstatements, restatements, or filing delays;

v

•risk that the spin-off does not achieve the benefits anticipated, does not qualify as a tax-free transaction, or exposes us to unexpected claims or liabilities, or that it negatively impacts our operations or stock price, including as a result of management distraction from our business or costs associated with transitioning to a standalone public company;

•risks associated with the agreements with Verint entered into in connection with the spin-off, including our reliance on the transition services agreement (as defined below) and our indemnification obligations to Verint;

•risks associated with market volatility in the price of our shares based on our performance, third-party publications or speculation, future sales or dispositions of our shares by significant shareholders or officers and directors, or factors and risks associated with actions of activist shareholders; and

•risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company.

Some of these factors are discussed in more detail in this Annual Report, including under “Item 3. Key Information—3.D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” You should not put undue reliance on any forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Annual Report as anticipated, believed, estimated or expected. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. We provide the information in this Annual Report as of the date of its filing. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set out in this Annual Report as a result of new information, future events or otherwise, except as required by law.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. SELECTED FINANCIAL DATA

Not Applicable.

3.B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

3.D. RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this Annual Report, in evaluating us and our shares. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward- looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Annual Report.

Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business and Operations

Macroeconomic Risks

Our business is impacted by changes in macroeconomic and/or global conditions as well as the resulting impact on information technology spending and government budgets.

Our business is subject to risks arising from adverse changes in domestic and global macroeconomic and other conditions. Slowdowns, recessions, economic instability, political unrest, armed conflicts, natural disasters, or outbreaks of disease, such as the COVID-19 pandemic, around the world may cause companies and governments to delay, reduce, or even cancel planned spending or projects and may impact our business and operations. Limited or reduced government budgets and declines in information technology spending have affected the markets for our solutions in the past and may affect them again based on current and future macroeconomic and/or global conditions.

We generate a majority of our revenue from contracts with various governments around the world, including national, regional, and local government agencies. We expect that government contracts will continue to be a significant source of our revenue for the foreseeable future. Macroeconomic changes, such as the COVID-19 pandemic, rising interest rates, tightening credit markets, significant changes in commodity prices such as oil, or actual or threatened trade wars, may also impact demand for our solutions. For example, during the fourth quarter ended January 31, 2020, concerns related to the spread of COVID-19 began to create global business disruptions as well as disruptions in our operations and to create potential negative impacts on our revenues and other financial results. The impacts of COVID-19 on our business, financial condition and results of operations are discussed further below under “—The full extent to which the COVID-19 pandemic will adversely affect our business and results of operations cannot be predicted at this time.”

Customers or partners who are facing business challenges, reduced budgets, liquidity issues, or other impacts from such macroeconomic or other global changes are also more likely to defer purchase decisions or projects or cancel or reduce orders, as well as to delay or default on payments. If customers or partners significantly reduce their spending with us, significantly delay projects, or significantly delay or fail to make payments to us, our business, results of operations, and financial condition would be materially adversely affected.

The full extent to which the COVID-19 pandemic will adversely affect our business and results of operations cannot be predicted at this time.

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The outbreak has reached all of the regions in which we do business, and governmental authorities around the world have implemented numerous measures attempting to contain and mitigate the effects of the pandemic, including travel bans and restrictions, border closings, quarantines, shelter-in-place orders, shutdowns, limitations or closures of non-essential businesses, and social distancing requirements. Companies around the world, including us, our customers, partners, and vendors, have implemented actions in response, including among others, office closings, site restrictions, and employee travel restrictions. Notwithstanding the loosening of these restrictions in certain countries in certain periods since the onset of the pandemic, the global spread of COVID-19 and actions taken in response have negatively affected us, our customers, partners, and vendors and caused significant economic and business disruption the extent and duration of which is currently not known. We continue to monitor and assess the impact of the COVID-19 pandemic, including recommendations and orders issued by government and public health authorities in countries where we operate.

We saw an improvement in the business environment during the second half of 2020 after an initial downturn early in the year; however, during the year ended January 31, 2021, our revenue was negatively impacted by delays and reduced spending attributed to the impact of the COVID-19 pandemic on our customers’ operational priorities and as a result of cost containment measures they have implemented. Due to the pandemic, we saw a reduction or delay in certain large customer contracts, particularly on-premises arrangements, and we have generally been unable to conduct face-to-face meetings with existing or prospective customers and partners, present in-person demonstrations of our solutions, or host or attend in-person trade shows and conferences. Limitations on access to the facilities of our customers have also impacted our ability to deliver some of our products, complete certain implementations, and provide in-person consulting and training services, negatively impacting our ability to recognize revenue. Our ability to predict how the pandemic will impact our results in future periods is limited, including the extent to which customers may delay or miss payments, customers may defer, reduce, or refrain from placing orders or renewing subscriptions or support arrangements, or to which travel restrictions and site access restrictions may remain necessary, particularly if the pandemic fails to abate for an extended period of time or worsens.

In light of the adverse impact of COVID-19 on global economic conditions and our revenue, along with the uncertainty associated with the extent and timing of a potential recovery, during the first half of the year ended January 31, 2021, we implemented certain cost-reduction actions of varying durations. Such actions included, but were not limited to, reducing our discretionary spending, decreasing capital expenditures, reconsidering the optimal uses of our cash and other capital resources, and reducing workforce-related costs. Based on the improved business environment and our financial performance during the second half of the year, we have in many cases resumed investments and other spending; however, these actions may need to be reassessed depending on how the facts and circumstances surrounding the pandemic evolve and we continue to evaluate and may decide to implement further cost control strategies to help us mitigate the impact of the pandemic, if required. Any such actions may have an adverse impact on us, particularly if they remain in place for an extended period.

The ultimate impact of the COVID-19 pandemic and the effects of the operational alterations we have made in response on our business, financial condition, liquidity and financial results cannot be predicted at this time, and will depend on various factors, including the duration and severity of the pandemic, the widespread availability of vaccines and other measures to combat the spread of COVID-19 and the impact of COVID-19 on our customers, partners, and vendors and on the operation of the global markets in general.

Market and Strategy Risks

The industry in which we operate is characterized by rapid technological changes, evolving industry standards and challenges, and changing market potential, and if we cannot anticipate and react to such changes our results may suffer.

The markets for our products are characterized by rapidly changing technology and evolving industry standards and challenges. The introduction of products embodying new technology, new delivery platforms, the commoditization of older technologies, and the emergence of new industry standards and technological hurdles can exert pricing pressure on existing products and services and/or render them unmarketable or obsolete. For example, the increasing complexity and sophistication of security threats, the exponential growth in data and prevalence of encrypted communications have created significantly greater challenges for our customers and for our solutions to address. Moreover, the market potential and growth rates of the markets we serve are not uniform and are evolving. It is critical to our success that we are able to anticipate and respond to changes in technology and industry standards and new customer challenges by consistently developing new, innovative, high-quality products and services that meet the changing challenges and needs of our customers. We must also successfully identify, enter, and appropriately prioritize areas of growing market potential, including by launching, successfully executing, and driving demand for new and enhanced solutions and services, while simultaneously preserving our legacy businesses and migrating away from areas of commoditization. We must also develop and maintain the expertise of our employees as the needs of the market and our solutions evolve. If we are unable to execute on these strategic priorities, we may lose market share or experience slower growth, and our profitability and other results of operations may be materially adversely affected.

Intense competition in our markets and competitors with greater resources than us may limit our market share, profitability, and growth.

We face aggressive competition from numerous and varied competitors in all of our markets, making it difficult to maintain market share, remain profitable, invest, and grow. We are also encountering new competitors as we expand into new markets or as new competitors expand into ours. Our competitors may be able to more quickly develop or adapt to new or emerging technologies, better respond to changes in customer needs or preferences, better identify and enter into new areas of growth, or devote greater resources to the development, promotion, and sale of their products. Some of our competitors have, in relation to us, longer operating histories, larger customer bases, longer standing relationships with customers, superior brand recognition, superior margins, and significantly greater financial or other resources, especially in new markets we may enter. Consolidation among our competitors may also improve their competitive position. We also face competition from solutions developed internally by our customers or partners. To the extent that we cannot compete effectively, our market share and results of operations, would be materially adversely affected.

Because price and related terms are key considerations for many of our customers, we may have to accept less-favorable payment terms, lower the prices of our products and services, and/or reduce our cost structure, including reducing headcount or investment in research and development, in order to remain competitive. If we are forced to take these kinds of actions to remain competitive in the short-term, such actions may adversely impact our ability to execute and compete in the long-term.

Regulatory constraints may limit our ability to offer and sell some of our products and services and to compete with competitors that are not subject to the same to the regulations.

Some of the technologies that we develop, and that we rely upon in our products, are subject to regulation. See “—We are subject to complex, evolving regulatory requirements that may be difficult and expensive to comply with and that could negatively impact our business.” Due to such regulation, our international sales and marketing, as well as our international procurement of skilled human resources, technology and components, depend largely on export and marketing license approvals from governmental agencies in Israel and in other countries. If we fail to obtain material approvals in the future, or if material approvals previously obtained are revoked or expire or are not renewed due to factors such as changes in political conditions, government policies or the imposition of sanctions, or if existing or future approvals are conditioned upon requirements that we are unable to meet or fulfill, then our ability to market and sell our products and services to customers outside the country in which they are developed and our ability to obtain goods and services essential to our business could be interrupted, resulting in a material adverse effect on our business, revenues, assets, liabilities and results of operations. In the past, certain of our licenses to export or to provide services to certain countries or regions were revoked or suspended for reasons beyond our control, including due to political and geo-political reasons. We cannot assure you that in the future material licenses or approvals will not be revoked or suspended.

These regulations and requirements place us at a disadvantage compared to some of our competitors that are not subject to the same regulatory constraints, and can cause us to lose market share or experience slower growth.

The global regulatory environment may change the demand for our products and services.
The domestic and international regulatory environment is subject to constant change, often based on factors beyond our control or anticipation, including political climate, budgets, developments in international relations between countries and organizations, and various types of current events in international affairs, which could reduce demand for our products or require us to change or redesign products to maintain compliance or competitiveness. For example, laws requiring telecommunication providers to facilitate the monitoring of communications by law enforcement or governing the purchase and use of security solutions like ours influence the market demand for some of our products and/or customer requirements for specific functionality and performance or technical standards. If we do not successfully anticipate and respond to future changes in the regulatory environment, or if we are unable to redesign our products to meet the changing standards, our profitability and other results of operations may be materially adversely affected.

Our future success depends on our ability to properly manage investments in our business and operations, execute on growth or strategic initiatives, and enhance our existing operations and infrastructure.

A key element of our long-term strategy is to continue to invest in and grow our business and operations, both organically and through acquisitions. Investments in, among other things, new markets, new products, solutions, and technologies, research and development, infrastructure and systems, geographic expansion, and headcount are critical components for achieving this strategy. In particular, we believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, such investments and efforts present challenges and risks and may not be successful (financially or otherwise), especially in new areas or new markets in which we have little or no experience, and even if successful, may negatively impact our profitability in the short-term. To be successful in such efforts, we must be able to properly allocate limited investment funds and other resources, prioritize among technologies opportunities, projects, and implementations, balance the extent and timing of investments with the associated impact on profitability, balance our focus between new areas or new markets and the operation and servicing of our legacy businesses and customers, capture efficiencies and economies of scale, and compete in the new areas or new markets, or with the new solutions, in which we have invested.

Our success also depends on our ability to execute on other growth or strategic initiatives we are pursuing, including our software model transition. For example, in addition to the other factors described in this section, our profitability objectives are highly dependent on our ability to continue to shift our product mix towards software and away from professional services and hardware resales and to continue to progress towards a more productized proprietary software offering.

Our success also depends on our ability to effectively and efficiently enhance our existing operations. Our existing infrastructure, systems, security, processes, and personnel may not be adequate for our current or future needs. System upgrades or new implementations can be complex, time-consuming, and expensive and we cannot assure you that we will not experience problems during or following such implementations, including among others, potential disruptions in our operations or financial reporting.

If we are unable to properly manage our investments, execute on growth initiatives, and enhance our existing operations and infrastructure, our results of operations and market share may be materially adversely affected.

We may not be able to identify suitable targets for acquisition or investment, or complete acquisitions or investments on terms acceptable to us, which could negatively impact our ability to implement our growth strategy.

As part of our long-term growth strategy, we have made a number of acquisitions and investments and expect to continue to make acquisitions and investments in the future. In many areas, we have seen the market for acquisitions become more competitive and valuations increase. Our competitors also continue to make acquisitions in our markets or in adjacent markets and may have greater resources than we do, enabling them to pay higher prices. As a result, it may be more difficult for us to identify suitable acquisition or investment targets or to consummate acquisitions or investments once identified on acceptable terms or at all. If we are not able to execute on our acquisition and investment strategy, we may not be able to achieve our long-term growth strategy, may lose market share, or may lose our leadership position in one or more of our markets.

Our acquisition and investment activity presents certain risks to our business, operations, and financial position.
Acquisitions and investments are an important part of our growth strategy. Acquisitions and investments present significant challenges and risks to a buyer, including with respect to the transaction process, the integration of the acquired company or assets, and the post-closing operation of the acquired company or assets. If we are unable to successfully address these challenges and risks, we may experience both a loss on the investment and damage to our existing business, operations, financial results, and valuation.
The potential challenges and risks associated with acquisitions and investments include, among others:

•the impact of the acquisition on our financial position and results, including our ability to maintain and/or grow our revenue and profitability;

•risk that we fail to successfully implement our business plan for the combined business, including plans to accelerate growth or achieve the anticipated benefits of the acquisition, such as synergies or economies of scale;

•risk of unforeseen or underestimated challenges or liabilities associated with an acquired company’s business or operations;

•management distraction from our existing operations and priorities;

•risk that the market does not accept the integrated product portfolio;

•challenges in reconciling business practices or in integrating product development activities, logistics, or information technology and other systems and processes;

•retention risk with respect to key customers, suppliers, and employees and challenges in integrating and training new employees;

•challenges in complying with newly applicable laws and regulations, including obtaining or retaining required approvals, licenses, and permits;

•potential impact on our systems, processes, and internal controls over financial reporting; and

•the effect of the acquisition on our strategic position and our reputation, including the impact of the market’s reception of the transaction.

Acquisitions and/or investments may also result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, the expenditure of available cash, and amortization expenses or write-downs related to intangible assets such as goodwill, any of which could have a material adverse effect on our operating results or financial condition. Investments in immature businesses with unproven track records and technologies have an especially high degree of risk, with the possibility that we may lose our entire investment or incur unexpected liabilities. Transactions that are not immediately accretive to earnings may make it more difficult for us to maintain satisfactory profitability levels. Large or costly acquisitions or investments may also diminish our capital resources and liquidity or limit our ability to engage in additional transactions for a period of time.

The foregoing risks may be magnified as the cost, size, or complexity of an acquisition or acquired company increases, where the acquired company’s products, market, or business are materially different from ours, or where more than one transaction or integration is occurring simultaneously or within a concentrated period of time. There can be no assurance that we will be successful in making additional acquisitions in the future or in integrating or executing on our business plan for existing or future acquisitions.

Sales processes for sophisticated solutions and a broad solution portfolio like ours present significant challenges.

We offer our customers a broad solution portfolio and many of our solutions are sophisticated and may represent a significant investment for our customers. As a result, our sales cycles can range in duration from a few months to well over a year. As the length or complexity of a sales process increases, so does the risk of successfully closing the sale. Larger sales are often made by competitive bid, which also increases the time and uncertainty associated with such opportunities. Customers may also require education on the value and functionality of our solutions as part of the sales process, further extending the time frame and uncertainty of the process.

Longer sales cycles, competitive bid processes, and the need to educate customers mean that:

•There is greater risk of customers deferring, scaling back, or canceling sales as a result of, among other things, their receipt of a competitive proposal, changes in budgets and purchasing priorities, extensive internal approval processes, or the introduction or anticipated introduction of new or enhanced products by us or our competitors during the process.

•We may make a significant investment of time and money in opportunities that do not come to fruition, which investments may not be usable or recoverable in future sales.

•We may be required to bid on a project in advance of the completion of its design or be required to begin working on a project in advance of finalizing a sale, in either case, increasing the risk of unforeseen technological difficulties or cost overruns.

•We face greater downside risks if we do not correctly and efficiently deploy limited personnel and financial resources and convert such sales opportunities into orders.

Larger solution sales also require greater expertise in sales execution and transaction implementation than more basic product sales, including in establishing and maintaining appropriate contacts and relationships with customers and partners, product development, project management and implementation, staffing, integration, services, and support. Our ability to develop, sell, implement, and support larger solutions and a broad solution portfolio is a competitive differentiator for us, which provides for solution diversification and more opportunities for growth, but also requires greater investment for us and presents challenges, including, among others, challenges associated with competition for limited internal resources, complex customer requirements, and project deadlines. After the completion of a sale, our customers or partners may need assistance from us in generating maximum value from the functionality of our solutions, in realizing their benefits, or in implementation generally. If we are unable to assist our customers and partners in realizing the benefits they expect from our solutions and products, demand for our solutions and products may decline and our operating results may suffer. Any failure to develop high-quality solutions and to provide high-quality services and support could adversely affect our reputation, our ability to sell our service offerings to existing and prospective customers, and our operating results.

Large orders or contracts, customer concentration, and other factors may significantly impact our results from period to period.

It is customary for us to receive large orders from time to time, either as part of a new contract or under an existing contract. We also have long-standing relationships with certain customers that have historically accounted for a significant amount of our annual revenue. A single customer may represent a substantial portion of our revenue in a given period, either in the form of a single order or in the form of multiple separate orders. A significant order during one period may not be followed by further orders from the same customer in subsequent periods, nor by similarly sized orders from other customers. As a result, our revenue and operating results are subject to substantial periodic variations, especially from quarter to quarter, in the event of receipt of one or more significant orders, a deferral or loss of one or more significant orders, a delay in a large implementation, or a deterioration in our relationship with a significant customer.

For the years ended January 31, 2021, 2020 and 2019, we had two government customers that collectively represented approximately 31%, 29%, and 27%, respectively, of our total revenue. These customers are governmental organizations that act on behalf of multiple agencies or departments, each of which generally makes its own independent purchasing decisions, and the customers typically enter into separate contracts with us for each order. These contracts are entered into in the ordinary course of our business and contain customary terms and conditions for government contracts of this kind, including a right for the customer to terminate the applicable contract with or without cause upon notice. We believe that the loss of one or more of these contracts (which are separately terminable) would not have a material adverse effect on our financial results, especially over the long-term; however, given the factors impacting the periodic variations of our revenues and operating results discussed above, we cannot assure you that such a loss would never result in a material adverse impact on our operation results, especially in the short-term.

Since our quarterly performance may vary significantly, our results of operations for any quarter or fiscal year are not necessarily indicative of the results that we might achieve for any subsequent period. Accordingly, quarter-to-quarter and year-to-year comparisons of our operating results may not be meaningful. In addition, we have an order backlog that is generally composed of orders that are fulfilled within a period of three to twelve months after receipt, which makes revenue in any quarter substantially dependent upon orders received in prior quarters. The extended time frame and uncertainty associated with many of our sales opportunities also makes it difficult for us to accurately forecast our revenues (and attendant budgeting and guidance decisions) and increases the volatility of our operating results from period to period. Our ability to forecast and the volatility of our operating results is also impacted by the fact that pricing, margins, and other deal terms may vary substantially from transaction to transaction, especially across product lines and regions. The terms of our transactions, including with respect to pricing, future deliverables, and termination clauses, also impact the timing of our ability to recognize revenue. Because these transaction-specific factors are difficult to predict in advance, this also complicates the forecasting of revenue and creates challenges in managing our revenue mix.

As with other software-focused companies, a large amount of our quarterly business tends to come in the last few weeks, or even the last few days, of each quarter. This trend has also complicated the process of accurately predicting revenue and other operating results, particularly on a quarterly basis. Finally, our business is subject to seasonal factors that may also cause our results to fluctuate from quarter to quarter. See “Item 4B. Information on the Company—Business Overview—Seasonality.

A significant portion of our business comes from government contracts, which exposes us to additional risks inherent in the government procurement process and limitations on investor visibility due to classification or contractual restrictions.

We provide products and services, directly and indirectly, to a variety of government entities around the world, including pursuant to contracts awarded to us, including under defense and homeland security-related programs. A majority of our revenue comes from sales to such governmental agencies, governmental authorities and government- owned companies.

Risks associated with licensing and selling products and services to government entities include more extended sales and collection cycles, varying governmental budgeting processes, adherence to complex procurement regulations, and other government-specific contractual requirements, including possible renegotiation or termination at the election of the government customer including due to geo-political events and macro-economic conditions that are beyond our control. We may also be subject to offset requirements in our contracts with government entities that require us to spend money that we receive under the sale transaction, or to retain services that are needed in connection with our systems and products, in the country of the purchaser. This could reduce the economic value of the sales of our systems and products from our perspective. We may also be subject to audits, investigations or other proceedings relating to our government contracts and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, payment of fines, and suspension or debarment from future government business, as well as harm to our reputation and financial results.

Our revenue from governmental entities is directly affected by those entities’ budgetary constraints and the priority allocated in their budgets to the procurement of our products. This risk is heightened during periods of global economic slowdown. Accordingly, governmental purchases of our systems, products, and services may decline in the future if governmental purchasing agencies terminate, reduce, or modify contracts.

Additionally, a significant portion of our government business is subject to security restrictions, either as a result of governmental classification requirements or contractual requirements, which, among other things, preclude us from disclosing certain information about these transactions, customarily including the identity of the customer and the solutions we are providing to the customer. As a result, our investors will have less visibility into certain of our engagements which are subject to such restrictions than into our business or contracts with customers and companies not subject to such restrictions.

Reputational and political factors related to our business or operations may adversely affect us.

We may experience negative publicity, reputational harm, or other adverse impacts on our business as a result of offering certain types of solutions or if we sell our solutions to countries or customers that are considered disfavored by the media or by certain political or privacy organizations, even where such activities or transactions are permissible under applicable laws. The risk of these adverse impacts may also result in lost business opportunities that impact our results of operations. These risks may grow as we grow our business and our brand following the spin-off.

We and some of our subsidiaries maintain security clearances in Israel and other countries in connection with the development, marketing, sale, and/or support of our solutions. These clearances are reviewed from time to time by these countries and could be deactivated, including for reasons that are beyond our control. If we lose our security clearances in a particular country, we may be unable to sell our solutions for secure projects in that country and might also experience greater challenges in selling such solutions even for non-secure projects in that country. Even if we are able to obtain and maintain applicable security clearances, government customers may decline to purchase our solutions if they were not developed or manufactured in that country or if they were developed or manufactured in other countries that are considered disfavored by such country.

If we are unable to establish and maintain our relationships with third parties that market and sell our products, our business and ability to grow could be materially adversely affected.

Approximately half of our sales are made through partners, including distributors, resellers, sales representatives and systems integrators. To remain successful, we must maintain our existing relationships as well as identify and establish new relationships with such parties. We must often compete with other suppliers for these relationships and our competitors often seek to establish exclusive relationships with these sales channels or to otherwise restrict others in partnering with them. Our ability to establish and maintain these relationships is based on, among other things, factors that are similar to those on which we compete for end customers, including features, functionality, ease of use, installation and maintenance, and price. Even if we are able to secure such relationships on terms we find acceptable, there is no assurance that we will be able to realize the benefits we anticipate. Some of our partners may also compete with us or have affiliates that compete with us, or may also partner with our competitors or offer our products and those of our competitors as alternatives when presenting proposals to end customers. Our ability to achieve our revenue goals and growth depends to a significant extent on maintaining, enabling, and adding to these sales channels, and if we are unable to do so, our business and ability to grow could be materially adversely affected.

For certain products, components, or services, we rely on third-party suppliers, manufacturers, and partners, the failure or disruption in the supply by any of which may negatively impact our sales and adversely affect our results.

Although we generally use standard parts and components in our products, we do rely on non-affiliated suppliers and OEM partners for certain non-standard products or components which may be critical to our products, including both hardware and software, and on manufacturers of assemblies that are incorporated into our products. We also purchase technology, license intellectual property rights, and oversee third-party development and localization of certain products or components, in some cases, by or from companies that may compete with us or work with our competitors. While we endeavor to use larger, more established suppliers, manufacturers, and partners wherever possible, in some cases, these providers may be smaller, less established companies, particularly in the case of new or unique technologies that we have not developed internally.

If any of these suppliers, manufacturers, or partners experience financial, operational, manufacturing, or quality assurance difficulties, cease production or sale, or there is any other disruption in our supply, including as a result of the acquisition of a supplier or partner by a competitor, we will be required to locate alternative sources of supply or manufacturing, to internally develop the applicable technologies, to redesign our products, and/or to remove certain features from our products, any of which would be likely to increase expenses, create delivery delays, and negatively impact our sales. Although we endeavor to establish contractual protections with key providers, including source code escrows (where needed), warranties, and indemnities, we may not be successful in obtaining adequate protections, these agreements may be short-term in duration, and the counterparties may be unwilling or unable to stand behind such protections. Moreover, these types of contractual protections offer limited practical benefits to us in the event our relationship with a key provider is interrupted.

We also rely on third parties to provide certain services to us or to our customers, including hosting partners and providers of other cloud-based services. We make contractual commitments to customers on the basis of these relationships and, in some cases, also entrust these providers with both our own sensitive data as well as the sensitive data of our customers. If these third-party providers do not perform as expected or encounter service disruptions, cyber-attacks, data breaches, or other difficulties, we or our customers may be materially and adversely affected, including, among other things, by facing increased costs, potential liability to customers, end customers, or other third parties, regulatory issues, and reputational harm. If it is necessary to migrate these services to other providers as a result of poor performance, security issues or considerations, or other financial or operational factors, it could result in service disruptions to our customers and significant time, expense, or exposure to us, any of which could materially adversely affect our business.

If we cannot retain and recruit qualified personnel, our ability to operate and grow our business may be impaired.

We depend on the continued services of our management and employees to run and grow our business. To remain successful and to grow, we need to retain existing employees and attract new qualified employees, including in new markets and growth areas we may enter, such as employees in the technology sectors. Retention is an industry issue given the competitive technology labor market and as the millennial workforce continues to value multiple company experience over long tenure. As we grow, we must also enhance and expand our management team to execute on new and larger agendas and challenges. The market for qualified personnel is competitive in the geographies in which we operate and may be limited especially in areas of emerging technology. We may be at a disadvantage to larger companies with greater brand recognition or financial resources or to start-ups or other emerging companies in trending market sectors. Efforts we engage in to establish operations in new geographies where additional talent may be available, potentially at a lower cost, may be unsuccessful or fail to result in the desired cost savings. If we are unable to attract and retain qualified personnel when and where they are needed, our ability to operate and grow our business could be impaired. Moreover, if we are not able to properly balance investment in personnel with sales, our profitability may be adversely affected.

Risks Associated with the Global Nature of Our Operations

Because we have significant operations and business around the world, we are subject to geopolitical and other risks that could materially adversely affect our results.

We have significant operations and business around the world, including sales, research and development, manufacturing, customer services and support, and administrative services. The countries in which we have our most significant operations include Israel, Cyprus, Brazil, Romania, Bulgaria and the United States. We also generate significant revenue from customers in more than a dozen other countries, and smaller amounts of revenue from customers in many more countries, including a number of emerging markets. We intend to continue to grow our business internationally.

Our global operations are, and any future growth will be, subject to a variety of risks, many of which are beyond our control, including risks associated with:

•foreign currency fluctuations;

•political, security, and economic instability or corruption;

•geopolitical risks from war, natural disasters, pandemics or other events;

•changes in international and local laws and regulations, including those related to trade compliance, anti-corruption, information security, data privacy and protection, tax, labor, currency restrictions and other requirements;

•differences in tax regimes and potentially adverse tax consequences of operating in foreign countries;

•product customization or localization issues;

•preferences for or policies and procedures that protect local suppliers;

•legal uncertainties regarding intellectual property rights or rights and obligations generally; and

•challenges or delays in collection of accounts receivable.

Any or all of these factors could materially adversely affect our business or results of operations.

Conditions in and our relationship to Israel may materially adversely affect our operations and personnel and may limit our ability to produce and sell our products or engage in certain transactions.

We are headquartered in and have significant operations in Israel, including research and development, manufacturing, sales and support. Conflicts and political, economic and/or military conditions in Israel and the Middle East region have affected and may in the future affect our operations in Israel. Violence within Israel or the outbreak of violent conflicts between Israel and its neighbors, including the Palestinians and Iran, could impede our ability to manufacture, sell and support our products or engage in research and development, and could otherwise adversely affect our business or operations. In addition, some of our employees in Israel are required to perform annual compulsory military service and are subject to being called to active duty at any time. Hostilities involving Israel may also result in the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel and could materially adversely affect our results of operations.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for any damages incurred. Any losses or damages incurred by our Israeli operations could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations.

Restrictive laws, policies, or practices in certain countries directed toward Israel, Israeli goods, or companies having operations in Israel may also limit our ability to sell some of our products in certain countries.

Privacy and Information Security Risks

We may be subject to information technology system breaches, failures, or disruptions that could harm our operations, financial condition, or reputation.
We rely extensively on information technology systems to operate and manage our business and to process, maintain, and safeguard information, including information related to our customers, partners, and personnel. This information may be processed and maintained on our internal information technology systems or in some cases on systems hosted by third-party service providers. These systems, whether internal or external, may be subject to breaches, failures, or disruptions as a result of, among other things, cyber-attacks, computer viruses, physical security breaches, natural disasters, accidents, power disruptions, telecommunications failures, new system implementations, or acts of terrorism or war. We have experienced cyber-attacks in the past and expect to continue to experience them in the future, potentially with greater frequency. While we are continually working to maintain secure and reliable systems, our security, redundancy, and business continuity efforts may be ineffective or inadequate. We must continuously improve our design and coordination of security controls across our business groups and geographies. Despite our efforts, it is possible that our security systems, controls, and other procedures that we follow or those employed by our third-party service providers, may not prevent breaches, failures, or disruptions. Such breaches, failures, or disruptions have in the past and could in the future subject us to the loss, compromise, destruction, or disclosure of sensitive or confidential information, including personally identifiable information, or intellectual property, either of our own information or intellectual property or that of our customers (including end customers) or other third parties that may have been in our custody or in the custody of our third-party service providers, financial costs or losses from remedial actions, litigation, regulatory issues, liabilities to customers or other third parties, damage to our reputation, delays in our ability to process orders, delays in our ability to provide products and services to customers, including SaaS or other hosted or managed services offerings, research and development or production downtimes, or delays or errors in financial reporting. Information system breaches or failures at one of our partners, including hosting providers or those who support other cloud-based offerings, may also result in similar adverse consequences. Any of the foregoing could harm our competitive position, result in a loss of customer confidence, and materially and adversely affect our results of operations or financial condition.

Our solutions may contain defects or may be vulnerable to cyber-attacks, which could expose us to both financial and non-financial damages.

Our solutions may contain defects or may develop operational problems. This risk is amplified for our more sophisticated solutions. New products and new product versions, service models such as hosting, SaaS, and managed services, and the incorporation of third-party products or services into our solutions, also give rise to the risk of defects, errors or vulnerabilities. These defects, errors or vulnerabilities may relate to the operation or the security of our products or services, including third-party components or services. If we do not discover and remedy such defects, errors, vulnerabilities or other operational or security problems until a product has been released to customers or partners, we may incur significant costs to correct such problems and/or become liable for substantial damages for product liability claims or other liabilities.

Our solutions, including our SaaS offerings, may be vulnerable to cyber-attacks even if they do not contain defects. If there is a successful cyber-attack on one of our products or services, even absent a defect or error, it may also result in questions regarding the integrity of our products or services generally, which could cause adverse publicity and impair their market acceptance and could have a material adverse effect on our reputation, results or financial condition.

The mishandling or the perceived mishandling of sensitive information could harm our business.
Some of our products are used by customers to compile and analyze highly sensitive or confidential information and data, including information or data used in intelligence gathering or law enforcement activities as well as personally identifiable information. While our customers’ use of our products does not by itself provide us access to the customer’s sensitive or confidential information or data (or the information or data our customers may collect), we or our partners may receive or come into contact with such information or data, including personally identifiable information, when we are asked to perform services or support for our customers. We or our partners may also receive or come into contact with such information or data in connection with our software-as-a-service (“SaaS”) or other hosted or managed services offerings. Customers are also increasingly focused on the security of our products and services and we continuously work to address these concerns, including through the use of encryption, access rights, and other customary security features, which vary based on the solution in question and customer requirements. We have implemented policies and procedures, and use information technology systems, to help ensure the proper handling of such information and data, including background screening of certain services personnel, non-disclosure agreements with employees and partners, access rules, and controls on our information technology systems. We also evaluate the information security of potential partners and vendors as part of our selection process and attempt to negotiate adequate protections from such third parties in our contracts. However, these policies, procedures, systems, and measures are designed to mitigate the risks associated with handling or processing sensitive data and cannot safeguard against all risks at all times.

There is a potential risk that we may be named as a defendant in claims made by companies in the social media sphere or by providers of communication services alleging any one of a number of claims, due to our products having been used to obtain valuable information from users of, or participants in, those services. There is a related risk of regulatory enforcement against us due to complaints of that kind. There have also been recent claims against companies in our field of operations for supposed damages caused by government collection of information through the use of products similar to ours.

The improper handling of sensitive data, or even the perception of such mishandling (whether or not valid), or other security lapses or breaches affecting us, our partners, or our products or services, could reduce demand for our products or services or otherwise expose us to financial or reputational harm or legal liability.

Regulatory Risks

We are subject to complex, evolving regulatory requirements that may be difficult and expensive to comply with and that could negatively impact our business.

Our business and operations are subject to a variety of regulatory requirements in the countries in which we operate or offer our solutions, including, among other things, with respect to trade compliance, anti-corruption, information security, data privacy and protection, tax, labor and government contracts. For more information regarding the government regulations to which we are subject, see “Item 4.B. Business Overview — Government Regulations.” Compliance with these regulatory requirements may be onerous, time-consuming, and expensive, especially where these requirements are inconsistent from jurisdiction to jurisdiction or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders. Regulatory requirements in one jurisdiction may make it difficult or impossible to do business in another jurisdiction. We may also be unsuccessful in obtaining permits, licenses, or other authorizations required to operate our business, such as for the marketing or sale or import or export of our products and services.

While we endeavor to implement policies, procedures, and systems designed to achieve compliance with these regulatory requirements, we cannot assure you that these policies, procedures, or systems will be adequate or that we or our personnel will not violate these policies and procedures or applicable laws and regulations. Violations of these laws or regulations may harm our reputation and deter government agencies and other existing or potential customers or partners from purchasing our solutions. Furthermore, non-compliance with applicable laws or regulations could result in fines, damages, criminal sanctions against us, our officers, or our employees, restrictions on the conduct of our business, and damage to our reputation.

Due to the nature of our products, we are also subject to classification of certain information under relevant legislation and regulations, and we may therefore be limited from time to time as to the information that we may disclose to the public.

Our failure to comply with the anti-corruption, trade compliance, anti-money-laundering and terror finance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.

We must comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, including among others the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the U.K. Bribery Act 2010 (the “Bribery Act”), Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 57373-1977 and the Israeli Prohibition on Money Laundering Law, 5760–2000 (collectively, the “Israeli Anti-Corruption Laws”), and the Brazilian Anti-Corruption Act. These laws and regulations apply to companies, individual directors, officers, employees and business partners acting on our behalf and prohibit us and our officers, directors, employees and business partners acting on our behalf, including joint venture partners and agents, from corruptly offering, promising, authorizing or providing anything of value to public officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The Bribery Act also prohibits non-governmental “commercial” bribery and accepting bribes. As part of our business, we constantly deal with governments and state-owned business enterprises, the employees and representatives of which may be considered public officials for purposes of anti-corruption laws, including the FCPA, the Bribery Act and the Israeli Anti-Corruption Laws.. In addition, some of the jurisdictions in which we operate are considered to lack a developed legal system and have elevated levels of corruption.

Our business also must be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the State of Israel and other relevant sanctions authorities. In the past, changes in these laws and regulations impaired our ability to enter into contracts with certain customers or to perform our obligations under certain existing contracts. We cannot assure you that in the future these regulations will not change in a way that will materially impair our ability enter into new contracts with customers or to perform our obligations under existing material contracts or in a way that will impose restrictions on the way we operate our business or the on customers we engage with.

Our global operations expose us to the risk of violating, or being accused of violating, anti-corruption laws, anti-money-laundering laws and economic and trade sanctions laws and regulations, which may expose us to reputational harm. In addition, our failure to comply with these laws and regulations may expose us to significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities we cannot assure compliance by our employees or business partners for which we may be held responsible, and any such violation could materially adversely affect our business, financial condition and results of operations. See “Item 4B. Information on the Company—Business Overview—Government Regulations—Anti-Corruption, Anti-Money Laundering and Sanctions.”

Increasing regulatory focus on data privacy issues and expanding laws in these areas may result in increased compliance costs, impact our business models, and expose us to increased liability.

As a global company, we are subject to global privacy and data security laws, and regulations. These laws and regulations may be inconsistent across jurisdictions and are subject to evolving and differing (sometimes conflicting) interpretations. Government regulators, privacy advocates and class action attorneys are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data. This increased scrutiny may result in additional compliance obligations, costs, new interpretations of existing laws and regulations, increased regulatory proceedings or litigation and increased exposure for significant fines, penalties or commercial liabilities.

Globally, laws such as the General Data Protection Regulation in Europe, state laws in the United States on privacy, data and related technologies, such as the California Consumer Privacy Act, as well as industry self-regulatory codes create new compliance obligations and expand the scope of potential liability, either jointly or severally with our customers and suppliers. While we have invested in readiness to comply with applicable requirements, these new and emerging laws, regulations and codes may affect our ability to reach current and prospective customers, to respond to both enterprise and individual customer requests under the laws (such as individual rights of access, correction, and deletion of their personal information), and to implement our business models effectively. These new laws may also impact our products and services as well as our innovation in new and emerging technologies. These requirements, among others, may impact demand for our offerings and force us to bear the burden of more onerous obligations in our contracts or otherwise increase our exposure to customers, regulators, or other third parties.

Transferring personal information across international borders is becoming increasingly complex. For example, European data transfers outside the European Economic Area are highly regulated. The mechanisms that we and many other companies rely upon for data transfers, including standard contract clauses, may be contested or invalidated. If the mechanisms for transferring personal information from certain countries or areas, including Europe, should be found invalid or if other countries implement more restrictive regulations for cross-border data transfers (or not permit data to leave the country of origin), such developments could harm our business, financial condition and results of operations.

Intellectual Property Risks

Our intellectual property may not be adequately protected.

While much of our intellectual property is protected by patents or patent applications, we have not and cannot protect all of our intellectual property with patents or other registrations. There can be no assurance that patents we have applied for will be issued on the basis of our patent applications or that, if such patents are issued, they will be, or that our existing patents are, sufficiently broad enough to protect our technologies, products, or services. Our intellectual property rights may not be successfully asserted in the future or may be invalidated, designed around, or challenged.

In order to safeguard our unpatented proprietary know-how, source code, trade secrets, and technology, we rely primarily upon trade secret protection and non-disclosure provisions in agreements with employees and other third parties having access to our confidential information. There can be no assurance that these measures will adequately protect us from improper disclosure or misappropriation of our proprietary information.

Preventing unauthorized use or infringement of our intellectual property rights is difficult even in jurisdictions with well-established legal protections for intellectual property. It may be even more difficult to protect our intellectual property in other jurisdictions where legal protections for intellectual property rights are less established. If we are unable to adequately protect our intellectual property against unauthorized third-party use or infringement, our competitive position could be adversely affected.

Our products or other intellectual property may infringe or may be alleged to infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions for us and may require us to indemnify our customers and resellers for any damages they suffer.

The technology industry is characterized by frequent allegations of intellectual property infringement. In the past, third parties have asserted that certain of our products or other intellectual property have infringed on their intellectual property rights and similar claims may be made in the future. Any allegation of infringement against us could be time consuming and expensive to defend or resolve, result in substantial diversion of management resources, cause product shipment delays, or force us to enter into royalty or license agreements. If patent holders or other holders of intellectual property initiate legal proceedings against us, either with respect to our own intellectual property or intellectual property we license from third parties, we may be forced into protracted and costly litigation, regardless of the merits of these claims. We may not be successful in defending such litigation, in part due to the complex technical issues and inherent uncertainties in intellectual property litigation, and may not be able to procure any required royalty or license agreements on terms acceptable to us, or at all. Competitors and other companies could adopt trademarks that are similar to ours or try to prevent us from using our trademarks, consequently impeding our ability to build brand identity and possibly leading to customer confusion. Third parties may also assert infringement claims against our customers or partners. Subject to certain limitations, we generally indemnify our customers and partners with respect to infringement by our products on the proprietary rights of third parties, which, in some cases, may not be limited to a specified maximum amount and for which we may not have sufficient insurance coverage or adequate indemnification in the case of intellectual property licensed from a third party. If any of these claims succeed, we may be forced to pay damages, be required to obtain licenses for the products our customers or partners use or sell, or incur significant expenses in developing non-infringing alternatives. If we cannot obtain necessary licenses on commercially reasonable terms, our customers may be forced to stop using or, in the case of resellers and other partners, stop selling our products.

Use of free or open source software could expose our products to unintended restrictions and could materially adversely affect our business.

Some of our products contain free or open source software (together, “open source software”) and we anticipate making use of open source software in the future. Open source software is generally covered by license agreements that permit the user to use, copy, modify, and distribute the software without cost, provided that the users and modifiers abide by certain licensing requirements. The original developers of the open source software generally provide no warranties on such software or protections in the event the open source software infringes a third party’s intellectual property rights. Although we endeavor to monitor the use of open source software in our product development, we cannot assure you that past, present, or future products, including products inherited in acquisitions, will not contain open source software elements that impose unfavorable licensing restrictions or other requirements on our products, including the need to seek licenses from third parties, to re-engineer affected products, to discontinue sales of affected products, or to release all or portions of the source code of affected products. Any of these developments could materially adversely affect our business.

Certain Israeli governmental grants that we received for certain of our research and development activities in Israel may restrict our ability to transfer manufacturing operations or technology outside of Israel without obtaining a pre-approval from the relevant authorities and, in certain circumstances, payment of significant amounts to the authorities.

Our Israeli-based research and development efforts have been financed in part through grants that we have received from the National Technological Innovation Authority (the “Innovation Authority”), which formerly operated as the Office of the Chief Scientist of the Ministry of Economy of the State of Israel.

We must comply with the requirements of the Israeli Encouragement of Research, Development and Technological Innovation in Industry Law, 5744-1984 (the “Innovation Law”), which is formerly known as the Encouragement of Industrial Research and Development Law, 5744-1984, and related regulations, with respect to those grants.

When a company develops know-how, technology or products using grants provided by the Innovation Authority, the terms of these grants and the Innovation Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, including:

•Transfer of know-how outside of Israel. Any transfer of the know-how that was developed with the funding of the Innovation Authority, outside of Israel, requires prior approval of the Innovation Authority, and the payment of a redemption fee.

•Local manufacturing obligation. The terms of the grants under the Innovation Law require that the manufacturing of products resulting from Innovation Authority-funded programs be carried out in Israel, unless a prior written approval of the Innovation Authority is obtained (except for a transfer of up to 10% of the production rights, for which a notification to the Innovation Authority is sufficient).

•Certain reporting obligations. We, as any recipient of a grant or a benefit under the Innovation Law, are required to file reports on the progress of activities for which the grant was provided. In addition, we are required to notify the Innovation Authority of certain events detailed in the Innovation Law with respect to a grant recipient.

Therefore, if aspects of our technologies are deemed to have been developed with Innovation Authority funding, the discretionary approval of an Innovation Authority committee would be required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the Innovation Authority may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

The transfer of Innovation Authority-supported technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred technology or know-how, the amount of Innovation Authority support, the time of completion of the Innovation Authority-supported research project and other factors. The total amount of our obligation to the Innovation Authority upon the occurrence of any such event will also include interest that has accrued annually on the grants. The consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with Innovation Authority funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the Innovation Authority.

Risks Related to Our Finances and Capital Structure

Our indebtedness exposes us to leverage risks and subjects us to covenants which may adversely affect our operations. In addition, financing sources may not be available to us.

On February 1, 2021, we and Verint completed the spin-off and the related separation and distribution. As a result, we are now an independent, publicly traded company and our shares are listed on Nasdaq. For more information regarding the spin-off, see “Item 4.A. History and Development of the Company—The Spin-Off.”

In connection with the spin-off, we have entered into revolving credit facilities under which we will have the ability to borrow up to $100.0 million. To the extent we draw down all or a significant portion of these facilities, this level of debt could have material consequences on our future operations, including:

•reducing the availability of our cash flows to fund working capital, capital expenditures, project development, and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

•resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which event of default could result in all or a significant portion of our debt becoming immediately due and payable;

•limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•placing us at a competitive disadvantage compared with our competitors that have less debt or have lower leverage ratios.

Our ability to meet payment and other obligations under such debt instruments will depend on our ability to generate significant cash flows, which, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flows from operations, or that future borrowings will be available to us under such facility or any future credit facilities or otherwise, in an amount sufficient to enable us to meet our payment obligations under such a debt facility and to fund other liquidity needs. If we are unable to generate sufficient cash flows to service any such debt obligations or if we experience liquidity or working capital issues generally, we may need to refinance or restructure such debt or seek to raise additional capital. There can be no assurance that we would be successful in any such refinancing or restructuring effort or that financing sources would be available to us on reasonable terms or at all.

Our financial results may be significantly impacted by changes in our tax position.

We are subject to taxes in Israel, the United States and numerous foreign jurisdictions. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in valuation allowance on deferred tax assets (including our non-U.S. net operating loss (“NOL”) carryforwards), changes in unrecognized tax benefits, or changes in tax laws or their interpretation. Any of these changes could have a material adverse effect on our profitability. In addition, the tax authorities in the jurisdictions in which we operate, including but not limited to Israel and the United States, may from time to time review the pricing arrangements between us and our foreign subsidiaries or by and among our foreign subsidiaries. An adverse determination by one or more tax authorities in this regard may have a material adverse effect on our financial results.

We have significant deferred tax assets which can provide us with significant future cash tax savings if we are able to use them, including significant non-U.S. NOLs. However, the extent to which we will be able to use these NOLs may be impacted, restricted, or eliminated by a number of factors, including changes in tax rates, laws or regulations, whether we generate sufficient future taxable income, and possible adjustments to our tax attributes. To the extent that we are unable to utilize our NOLs or other losses, our results of operations, liquidity, and financial condition could be materially adversely affected. When we cease to have NOLs available to us in a particular tax jurisdiction, either through their expiration, disallowance, or utilization, our cash tax liability will generally increase in that jurisdiction. Disallowance of any NOLs previously utilized by the Verint group to offset the Cognyte Business income in a particular tax jurisdiction could result in a tax payment obligation.

In addition, on December 22, 2017, the 2017 Tax Act was enacted in the United States. The 2017 Tax Act significantly revised the Code and it includes fundamental changes to taxation of U.S. multinational corporations. Compliance with the 2017 Tax Act requires significant complex computations not previously required by U.S. tax law.

The key provisions of the 2017 Tax Act, which may significantly impact our current and future effective tax rates, include new limitations on the tax deductions for interest expense and executive compensation and new rules related to uses and limitations of NOL carryforwards. New international provisions add a new category of deemed income from our foreign operations, eliminate U.S. tax on foreign dividends (subject to certain restrictions), and add a minimum tax on certain payments made to foreign related parties.

Calculating our income tax rate is complex and subject to uncertainty. We currently receive Israeli government tax benefits in respect of our Israeli operations. If we do not meet several conditions for receipt of those benefits, or if the Israeli government otherwise decides to eliminate those benefits, they may be terminated or reduced, which would impact our income tax rate and increase our costs.

The computation of income taxes is complex because it is based on the laws of numerous taxing jurisdictions and requires significant judgment on the application of complicated rules governing accounting for tax provisions under GAAP. Examples of items that could cause variability in our income tax rate include our mix of income by jurisdiction, changes in our uncertain tax positions, the application of transfer pricing rules and tax audits. Future events, such as changes in our business and the tax law in the jurisdictions where we do business, could also affect our rate.

One important assumption that goes into calculation of our tax rate is the tax benefit that we receive in respect of some of our operations in Israel, referred to as “Beneficial Enterprise,” under the Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”). Based on an evaluation of the relevant factors under the Investment Law, including the level of foreign (that is, non-Israeli) investment in our company, we have estimated that our effective tax rate to be paid with respect to all Israeli operations under these benefit programs is 10% to 23%, based on our activities at our Israeli facilities and the available level of benefits under the law. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to the Israeli ordinary corporate tax at the standard rate, which is currently set at 23%. In addition to being subject to the standard corporate tax rate, we may be required to refund any tax benefits that we have already received as adjusted by the Israeli consumer price index, plus interest or other monetary penalties. Even if we continue to meet the relevant requirements, the tax benefits that our current Beneficial Enterprise receive may not be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, the amount of taxes that we pay would likely increase, as all of our operations would consequently be subject to corporate tax at the standard rate, which may cause our effective tax rate to be materially different than our estimates and could adversely affect our results of operations. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs, and that could also adversely affect our effective tax rate and our results of operations.

The Investment Law was significantly amended several times, most recently as part of the Economic Efficiency Law on December 29, 2016 effective as of January 1, 2017 (the “2017 Amendment”). The 2017 Amendment provides new tax benefits for “Technology Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides, inter alia, that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. In addition, a Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation, or NATI.

Dividends distributed by a Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such divided are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

We have examined the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technology Enterprise and have elected to adopt it as of fiscal year end 2021 onwards in which case we will enjoy reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”.

The Israeli government may furthermore independently determine to reduce, phase out or eliminate entirely the benefit programs under the Investment Law, regardless of whether we then qualify for benefits under those programs at the time, which would also adversely affect our effective tax rate and our results of operations.

In addition, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (the “OECD”) and the European Union to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (the “BEPS”) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s ‘multilateral convention’ to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s Anti-Tax Avoidance Directives), it is still difficult in some cases to assess to what extent these changes would impact our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In the wake of the BEPS project, it is generally expected that tax authorities in various jurisdictions in which we operate might increase their audit activity and might seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate.

If our goodwill or other intangible assets become impaired, our financial condition and results of operations could be negatively affected.

Because we have periodically executed business combinations, goodwill and other intangible assets represent a material portion of our assets. Goodwill and other intangible assets totaled approximately $163.5 million, or approximately 26.0% of our total assets, as of January 31, 2021. We test our goodwill for impairment at least annually, or more frequently if an event occurs indicating the potential for impairment, and we assess on an as-needed basis whether there have been impairments in our other intangible assets. We make assumptions and estimates in this assessment which are complex and often subjective. These assumptions and estimates can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy or our internal forecasts. To the extent that the factors described above change, we could be required to record additional non-cash impairment charges in the future, which could negatively affect our financial condition and results of operations.

Exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel and other non-U.S. currencies may negatively affect the earnings of our operations.
We report our financial results and most of our revenues are recorded in U.S. dollars. However, substantially all of the research and development expenses of our Israeli operations, as well as a portion of the cost of revenues, selling and marketing, and general and administrative expenses of our Israeli operations, are incurred in New Israeli Shekels. As a result, we are exposed to exchange rate risks that may adversely affect our financial results. If the New Israeli Shekel appreciates against the U.S. dollar or if the value of the New Israeli Shekel declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the New Israeli Shekel, then the U.S. dollar cost of our operations in Israel would increase and our results of operations would be adversely affected. Our Israeli operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of appreciation or devaluation of the New Israeli Shekel against the U.S. dollar. The Israeli annual rate of (deflation) inflation amounted to (0.7%), 0.6%, and 0.8% for the calendar years 2020, 2019 and 2018, respectively. The annual appreciation (devaluation) of the New Israeli Shekel in relation to the U.S. dollar amounted to 7.0%, 7.8% and (8.1%) for the calendar years 2020, 2019 and 2018, respectively.

We also have substantial revenues and expenses that are denominated in non-U.S. currencies other than the New Israeli Shekel, particularly the Euro and the Singapore Dollar. Therefore, our operating results and cash flows are also subject to fluctuations due to changes in the relative values of the U.S. dollar and those foreign currencies. These fluctuations could negatively affect our operating results and could cause our revenues and net income or loss to vary from quarter to quarter. Furthermore, where our sales are denominated in U.S. dollars, a strengthening of the dollar against other currencies could make our products less competitive in those foreign markets and collection of receivables more difficult.

From time to time we engage in currency hedging activities. These measures, however, may not adequately protect us from material adverse effects due to the impact of inflation in Israel or from fluctuations in the relative values of the U.S. dollar and other foreign currencies in which we transact business, and may result in a financial loss.

Risks Related to the Separation from Verint and Ownership of Cognyte Shares

Risks Associated with the Spin-Off

The spin-off may not be successful and as an independent, publicly traded company, we do not enjoy the same benefits that we did as a subsidiary of Verint.

Following the completion of the spin-off, we are a stand-alone public company. The transition associated with becoming a stand-alone public company may distract a part of the attention of management from focusing on our business and strategic priorities. Further, we may not be able to issue debt or equity on terms acceptable to us or at all and we may not be able to attract and retain employees as desired. We also may not fully realize the anticipated benefits of the separation and of being a stand-alone public company, or the realization of such benefits may be delayed, if any of the risks identified in this “Risk Factors” section, or other events, were to occur.

As a separate public company, we are a smaller and less diversified company than Verint, and we may not have access to financial and other resources comparable to those that were available to Verint prior to the spin-off or enjoy certain other benefits that we did as a subsidiary of Verint. We cannot predict the effect that the spin-off will have on our relationship with partners or employees or our relationship with government regulators. We may also be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to the spin-off. Furthermore, as a less diversified company, we may be more likely to be negatively impacted by changes in global market conditions, regulatory reforms and other industry factors, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not achieve some or all of the expected benefits of the spin-off, and the spin-off may adversely affect our business.

We may not be able to achieve some or all of the strategic, financial, operational, marketing or other benefits expected to result from the spin-off, or such benefits may be delayed or not occur at all. We expect the spin-off to provide the following benefits, among others:

•allow investors to separately invest in us, which should promote investments from investors seeking to invest in our business and not the other, and allow us direct access to capital markets as a separate publicly traded company;

•improve investors’ ability to value our business based on its distinct characteristics and make more targeted investment decisions in a pure-play structure;

•create enhanced appeal to a broader set of investors suited to the strategic and financial characteristics of each company by validating inherent value and attractiveness of underlying businesses, strategies, and prospects;

•provide more specific alignment of incentives and performance indicators to more closely align employee incentive compensation opportunities with stand-alone business performance;

•allow more efficient allocation of capital to the highest and best use, tailored to the unique characteristics of our business;

•maintain a capital structure optimized to the needs and unique requirements of our business;

•create a separate board with differentiated skillsets and experience to provide focused oversight and to support tailored strategic and financial objectives to enhance value creation; and

•allow enhanced strategic and management focus with a dedicated management team focused on our core business’s distinct operational and regulatory requirements.

Despite our expectations, we may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•potential disruption to our business and operations;

•management distraction due to the significant amount of time and effort required;

•the significant one-time costs of separating the two companies;

•incremental costs on the resulting companies, including, among others, as a result of establishing separate corporate management and duplicative support functions, the costs of being a stand-alone public company, and tax inefficiencies; and

•greater susceptibility to market fluctuations and other adverse events as a stand-alone company, including as a result of reduced business diversification.

We cannot predict with certainty when the benefits expected from the spin-off will occur or the extent to which they will be achieved. If we fail to achieve some or all of the benefits expected to result from the spin-off, or if such benefits are delayed, our business, financial condition and results of operations could be adversely affected.

Our historical financial information is not necessarily representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

Our historical financial statements have been derived (carved out) from the Verint consolidated financial statements and accounting records. This derived information does not necessarily reflect the financial position, results of operations, and cash flows we would have achieved as a stand-alone public company during the period presented, or those that we will achieve in the future.

This is primarily because of the following factors:

•For the period covered by our combined financial statements, our business was operated within legal entities which hosted portions of other Verint businesses.

•Income taxes attributable to our business were determined using the separate return approach, under which current and deferred income taxes are calculated as if a separate tax return had been prepared in each tax jurisdiction. Actual outcomes and results could differ from these separate tax return estimates, including those estimates and assumptions related to realization of tax benefits within certain Verint tax groups.

•Our combined financial statements include an allocation and charges of expenses related to certain Verint functions such as those related to financial reporting and accounting operations, human resources, real estate and facilities services, procurement and information technology. However, the allocations and charges may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for the period presented therein.

•Our combined financial statements include an allocation from Verint of certain corporate-related general and administrative expenses that we would incur as a publicly traded company that we have not previously incurred. The allocation of these additional expenses, which are included in the combined financial statements, may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for the period presented therein.

•In connection with the spin-off, Cognyte incurred one-time costs of approximately $20.3 million during fiscal year ending January 31, 2021.

•In connection with the completion of the spin-off, we have entered into revolving credit facilities for borrowings up to $100.0 million. Such indebtedness and the related commitment fees associated with such debt, which is expected to be approximately $0.4 million per year, are not reflected in our combined financial statements. As of the consummation of the spin-off, and as of April 29, 2021, we did not have any borrowings outstanding under the credit facilities.

Therefore, our historical financial information may not necessarily be indicative of our future financial position, results of operations or cash flows, and the occurrence of any of the risks discussed in this “Risk Factors” section, or any other event, could cause our future financial position, results of operations or cash flows to materially differ from our historical financial information.

Our ability to operate our business effectively may suffer if we do not, quickly and cost effectively, establish our own administrative and support functions necessary to operate as a stand-alone public company.

Although Verint provides us with certain continuing services during the transitional period under a transition services agreement we entered into in connection with the spin-off (the “Transition Services Agreement”), in connection with our separation from Verint, we are creating our own financial, administrative, corporate governance, and listed company compliance and other support systems, including for the services Verint had historically provided to us and currently provides us under the Transition Services Agreement. In addition, we expect to contract with third parties to replace the Verint systems that we are not establishing internally. We are also establishing or expanding our own tax, treasury, internal audit, investor relations, corporate governance, and listed company compliance and other corporate functions. We expect this process to be complex, time consuming and costly, and could divert the time and attention of our management away from other business matters. Any failure or significant downtime in our own financial, administrative or other support systems or in the Verint financial, administrative or other support systems during the transitional period in which Verint provides us with support could negatively impact our results of operations or our ability to perform administrative or other services on a timely basis.

Further, as a stand-alone public company, we will incur significant legal, accounting and other expenses that we did not incur as part of Verint. The provisions of the Sarbanes-Oxley Act of 2002 (“SOX”), as well as rules subsequently adopted by the Securities and Exchange Commission (“SEC”) and Nasdaq, have imposed various requirements on public companies, including changes in corporate governance practices. For example, SOX requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we will, after a transitional period, have to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of SOX.

Although prior to the spin-off we tested our internal controls over financial reporting on a regular basis, we have done so in accordance with the financial reporting practices and policies of Verint, not as a stand-alone entity. Doing so for ourselves requires our management and other personnel to devote a substantial amount of time to comply with these requirements and may also increase our legal and financial compliance costs. We cannot be certain at this time that all of our controls will be considered effective and our internal control over financial reporting may not satisfy the regulatory requirements when they become applicable to us.

Furthermore, the listing of our shares on Nasdaq requires us to comply with the listing, reporting and other regulations.

There is no certainty that the transitional services Verint has agreed to provide us will be sufficient for our needs. In addition, we or Verint may fail to perform under various transaction agreements that were executed as part of the spin-off, we may fail to have necessary systems and services in place when certain of the transaction agreements expire, or we may be obligated to satisfy certain indemnification obligations under such agreements.

In connection with the spin-off, we and Verint entered into a Separation and Distribution Agreement and various other agreements, including the Tax Matters Agreement, Employee Matters Agreement, Transition Services Agreement, Intellectual Property Cross License Agreement and Trademark Cross License Agreement and other separation-related agreements (collectively, the “Ancillary Agreements”). See “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Verint and Us.” Certain of these agreements provide for the performance of key business services by Verint for our benefit for a certain period of time after the spin-off. These services may not be sufficient to meet our needs and the terms of such services may not be equal to or better than the terms we may have received from unaffiliated third parties.

We rely on Verint to satisfy its performance and payment obligations under these agreements. If Verint is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transitional agreements expire, we may not be able to operate our business effectively and this may have an adverse effect on our business, financial condition and results of operations. In addition, after our agreements with Verint expire, we may not be able to obtain these services at as favorable prices or on as favorable terms.

Both we and Verint have certain indemnification obligations to one another under the Separation and Distribution Agreement, including an obligation on us to share in certain contingent liabilities Verint may become subject to as a result of its February 2013 acquisition of its former parent company, Comverse Technology, Inc. (“CTI”).

The spin-off could result in significant tax liability to Verint and us, and in certain circumstances, we could be required to indemnify Verint for material taxes pursuant to indemnification obligations under the Tax Matters Agreement. In addition, we agreed to certain restrictions designed to preserve the tax treatment of the spin-off that may reduce our strategic and operating flexibility.

Verint has obtained a tax ruling (the U.S. Tax Ruling”) from the Internal Revenue Service (the “IRS”) that certain of the requirements for tax-free treatment under Section 355 of the Code will be satisfied and that Cognyte will be treated as a domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code. Verint also obtained a written opinion of Jones Day (the “Tax Opinion”) to the effect that the distribution will qualify as tax-free, for U.S. federal income tax purposes, to Verint and to Verint shareholders under Section 355 of the Code.

The U.S. Tax Ruling may not be relied on if the facts or representations made by Verint about Verint’s and our businesses and other matters are incorrect or not otherwise satisfied. Although the U.S. Tax Ruling will be generally binding on the IRS, the continuing validity of the U.S. Tax Ruling is subject to the continuing validity of the facts and representations made in the ruling request.

The Tax Opinion is based on certain representations as to factual matters from, and certain covenants by, Verint and us. The Tax Opinion may not be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect. Further, the Tax Opinion is not binding on the IRS or in any court, and there can be no assurance that the relevant tax authorities will not take, or any court will not affirm, a contrary position.

If the distribution were determined not to qualify for the treatment described in the U.S. Tax Ruling or the Tax Opinion, or if any conditions in the U.S. Tax Ruling or the Tax Opinion are not observed, then Verint and its shareholders could suffer adverse tax consequences and, under certain circumstances, we could have an indemnification obligation to Verint with respect to some or all of the resulting tax to Verint under the Tax Matters Agreement we entered into with Verint, as described in “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Verint and Us—Tax Matters Agreement.”

In addition, under the Tax Matters Agreement, we agreed to certain restrictions designed to preserve the tax-free nature of the distribution for U.S. federal income tax purposes. These restrictions may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that might be beneficial and could discourage or delay strategic transactions that our shareholders may consider favorable.

Verint has obtained a tax ruling (the “Israeli Tax Ruling”) from the Israeli Tax Authority (the “ITA”) providing that, for Israeli income tax purposes, the distribution and certain internal transactions, which are part of the spin-off and the separation, are generally tax-free to Verint shareholders, Verint and Cognyte. Certain other internal transactions not covered by the Israeli Tax Ruling should also not result in any tax liabilities in Israel.

We agreed to conditions and restrictions set forth in the Israeli Tax Ordinance and the Israeli Tax Ruling issued by the ITA. These restrictions may also limit our ability to engage in new businesses or other transactions, and the ability of certain shareholders of Verint and Cognyte to sell or otherwise transfer their shares for a period of two years following the date the internal transactions are consummated.

Our share price may be volatile, including as a result of sales of our shares in connection with the spin-off.

Verint shareholders that received our shares in the spin-off generally may sell those shares in the public market. It is possible that some Verint shareholders, including some of its larger shareholders, will sell their Cognyte shares received in the spin-off if, for reasons such as our business profile or market capitalization as a stand-alone company, do not fit their investment objectives, or they consider holding our shares to be impractical or difficult due to listing, tax or other considerations. The sales of significant amounts of our shares, or the perception in the market that this will occur, may decrease the market price of our shares.

Our share price may also be volatile for other reasons, including:

•announcements by us or our competitors regarding, among other things, strategic changes, new products, product enhancements or technological advances, acquisitions, major transactions, significant litigation or regulatory matters, stock repurchases, or management changes;

•press or analyst publications, including with respect to changes in recommendations or earnings estimates or growth rates by financial analysts, changes in investors’ or analysts’ valuation measures for our securities, our credit ratings, our security solutions and customers, speculation regarding strategy or mergers and acquisitions (“M&A”), or market trends unrelated to our performance;

•stock sales by our directors, officers, or other significant holders, or stock repurchases by us; and

•hedging or arbitrage trading activity by third parties.

A significant drop in the price of our shares could also expose us to the risk of securities class action lawsuits, which could result in substantial costs and divert management’s attention and resources, which could adversely affect our business.

Risks Related to Our Ordinary Shares

We may issue additional equity, which may dilute the value of our outstanding ordinary shares.

In the future, your percentage ownership in us may be diluted because of equity issuances from acquisitions, capital markets transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees. Our employees have rights to purchase or receive our shares after the distribution as a result of the conversion of their Verint equity awards into Cognyte equity awards and the grant of Cognyte equity awards, including restricted share units and performance share units, in each case, in order to preserve the aggregate value of the equity awards held by our employees immediately prior to the spin-off. It is anticipated that the Compensation Committee of our board of directors will grant additional equity awards to our employees, officers and directors, from time to time, under our employee benefits plans. These additional awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our shares.

We are an FPI and, as a result, we are subject to reporting obligations and corporate governance practices that, to some extent, are more lenient than those of a U.S. domestic public company whose shares are listed on Nasdaq.

We report under the Exchange Act as a non-U.S. company as a Foreign Private Issuer (“FPI”). Although we qualify as an FPI under the Exchange Act and are required to report material developments in reports furnished on Form 6-K with the SEC, we are nevertheless exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, FPIs are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. FPIs are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders may not have the same protections afforded to shareholders of companies that are not FPIs.

As an FPI whose shares are listed on Nasdaq, we are also permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq rules. For example, as permitted under the Israeli Companies Law, our articles of association (“Articles of Association”) provide that the quorum for any meeting of shareholders is 25% of the issued and outstanding share capital, which is less than the 33.33% minimum required under Nasdaq rules. In addition, we have informed Nasdaq that we follow home country practices in Israel in lieu of compliance with the Nasdaq requirements for shareholder approval of certain significant issuances of shares pursuant to a private placement or merger/acquisition, which apply to a domestic U.S. issuer.

Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection than is accorded to investors of domestic issuers.

If at any time we cease to qualify as an FPI, we may incur significant additional legal, accounting, and other expenses in order to comply with U.S. domestic issuer requirements.

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our shares less attractive to investors.

We are an emerging growth company and have the option to utilize certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of SOX, reduced disclosure obligations regarding executive compensation in any required periodic reports and proxy statements, and election to defer the adoption of recently issued accounting standards. We may take advantage of these reporting exemptions until we are no longer an emerging growth company.

Under the Jumpstart Our Business Act of 2012 (the “JOBS Act”), emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may or may not be comparable to companies that comply with new or revised accounting pronouncements as of public companies’ effective dates. Further, we may take advantage of some of the other reduced regulatory and reporting requirements that will be available to us so long as we qualify as an emerging growth company.

Among other things, this means that our independent registered public accounting firm will generally not be required to provide an attestation report on the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected. Likewise, so long as we qualify as an emerging growth company, we may elect not to provide you with certain information, including certain financial information and certain information regarding compensation of our executive officers, that we might otherwise have been required to provide in filings we make with the SEC, which may make it more difficult for investors and securities analysts to evaluate our company. As a result, investor confidence in our company and the trading price of our shares may be adversely affected. Further, we cannot predict if investors will find our shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and their trading price may be more volatile.

Our shareholders’ rights and responsibilities are governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. corporations.

The rights and responsibilities of the holders of our shares are governed by our Articles of Association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our shares that are not typically imposed on shareholders of U.S. corporations.

Provisions of Israeli law and our Articles of Association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions, in each case, in ways that are different from and may be considered more burdensome than corresponding U.S. law.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies are subject to certain restrictions.

Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

Our Articles of Association also contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions include the following:

•the election of our directors on a staggered basis, such that a potential acquirer cannot readily replace our entire board of directors at a single annual general shareholder meeting;

•no cumulative voting in the election of directors, which limits the ability of minority shareholders to elect director candidates;

•approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors from office, and any amendment to that provision in our Articles of Association shall require the approval of at least 65% of the total voting power of our shareholders; and

•the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors, and the right of our board of directors to fill a vacancy upon the resignation, death or removal of a director, which limits shareholders’ ability to fill vacancies on our board of directors.

General Risk Factors

Our internal controls over financial reporting may not prevent misstatements and material weaknesses or deficiencies could arise in the future which could lead to restatements or filing delays.
Our system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Because of its inherent limitations, our system of internal control over financial reporting may not prevent or detect every misstatement. An evaluation of effectiveness is subject to the risk that the controls may become inadequate because of changes in conditions, because the degree of compliance with policies or procedures decreases over time, or because of unanticipated circumstances or other factors. As a result, we cannot assure you that our internal controls will prevent or detect every misstatement, that material weaknesses or other deficiencies will not occur or be identified in the future, that this or future financial reports will not contain material misstatements or omissions, that future restatements will not be required, or that we will be able to timely comply with our reporting obligations in the future.

Actions of activist shareholders may cause us to incur substantial costs, disrupt our operations, divert management’s attention, or have other material adverse effects on us.

From time to time, activist investors may take a position in our shares. These activist investors may disagree with decisions we have made or may believe that alternative strategies or personnel, either at a management level or at a board level, would produce higher returns. Such activists may or may not be aligned with the views of our other shareholders, may be focused on short-term outcomes, or may be focused on building their reputation in the market. These activists may not have a full understanding of our business and markets and the alternative personnel they may propose may also not have the qualifications or experience necessary to lead the company.

Responding to advances or actions by activist investors may be costly and time-consuming, may disrupt our operations, and may divert the attention of our board of directors, management team, and employees from running our business and maximizing performance. Such activist activities could also interfere with our ability to execute our strategic plan, disrupt the functioning of our board of directors, or negatively impact our ability to attract and retain qualified executive leadership or board members, who may be unwilling to serve with activist personnel. Uncertainty as to the impact of activist activities may also affect the market price and volatility of our shares.

ITEM 4. INFORMATION ON THE COMPANY

4.A. HISTORY AND DEVELOPMENT OF THE COMPANY

General Corporate Information

We are incorporated under the laws of the State of Israel as a company limited by shares. We are registered under the Israeli Companies Law as Cognyte Software Ltd., and our registration number with the Israeli Registrar of Companies is 516196425. We were formed by Verint in connection with our separation from Verint, for an unlimited duration, effective as of the date of our incorporation on May 21, 2020.

We are domiciled in Israel and our registered office is currently located at 33 Maskit, Herzliya Pituach, 4673333, Israel, which also currently serves as our principal executive offices, and our telephone number is +972-9-962-2300.

Our website address is www.cognyte.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. Our SEC filings are available to you on the SEC’s website at http://

www.sec.gov.com, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this Annual Report and is not incorporated by reference herein.

General Development of Business

Our business has grown significantly over more than two decades through a combination of organic growth and small acquisitions, primarily technology tuck-ins. As we have grown, we have expanded our solution portfolio from an initial focus on products for lawful communications interception to a provider of security analytics software that empowers government agencies and enterprises with Actionable Intelligence to accelerate investigations and identify, neutralize, and prevent terror, crime and cyber threats. We have also expanded our geographical footprint, which is now global.

Principal Capital Expenditures

Our capital expenditures amounted to $19.3 million, $21.3 million and $12.6 million during the fiscal years ended January 31, 2021, 2020 and 2019, respectively, primarily consisting of expenditures related to capitalized software development costs, internal-use software and development costs and lab equipment. Cognyte incurred separation-related capital expenditures of approximately $4.7 million during the fiscal year ending January 31, 2021.

Acquisitions, Dispositions and other Events

On March 31, 2014, Verint completed the acquisition of all of the outstanding shares of UTX Technologies Limited (“UTX”), a provider of certain mobile device tracking solutions for security applications, from UTX Limited. Prior to the acquisition, UTX Limited was the supplier of these products to our business, which prior to the spin-off was managed by Verint. The purchase price consisted of $82.9 million of cash paid at closing, and up to $1.5 million of potential future contingent consideration payments to UTX Limited, the acquisition date fair value of which was estimated to be $1.3 million. UTX is based in the Europe, the Middle East and Africa (“EMEA”) region. For year ended January 31, 2015, Verint recorded a charge of $0.2 million within selling, general and administrative expenses to increase the fair value of the UTX contingent consideration obligation to $1.5 million, in consideration of UTX achieving certain performance targets. This amount was paid to UTX Limited prior to January 31, 2015.

On December 18, 2019, Verint completed the acquisition of two software companies under common control, WebintPro Ltd. and Deep Analytics Ltd. (collectively “WebintPro”), focused on multi source intelligence and fusion analytics that constitute a part of our business. The purchase price of $24.1 million consisted of $18.8 million of cash paid at closing, and up to $7.3 million of potential future contingent consideration payments to WebintPro, the acquisition date fair value of which was estimated to be $7.0 million, offset by $1.8 million of other purchase price adjustments. Refer to Note 6, “Business Combinations” to our combined financial statements included elsewhere in this Annual Report for more detail on the acquisition of WebintPro.

The Spin-Off

Background

On December 4, 2019, Verint announced plans to separate into two independent companies: Cognyte Software Ltd., which would consist of its Cyber Intelligence Solutions business, and Verint Systems Inc., which would consist of its Customer Engagement Business. To implement the separation, pursuant to the Separation and Distribution Agreement that Verint entered into with us prior to the spin-off and as part of the internal transactions, Verint first transferred the Canadian portion of its Cyber Intelligence Solutions business to us and entered into a binding agreement to transfer the remainder of its Cyber Intelligence Solutions business to us. Subsequently, Verint distributed all of our shares then held by Verint to its shareholders, pro rata to their respective holdings, and immediately thereafter Verint transferred the remainder of its Cyber Intelligence Solutions business to us pursuant to the binding commitment.

Reasons for the Spin-Off

We and Verint believe that the two independent, publicly traded companies will both benefit from the spin-off and be well-positioned to pursue their own strategies, drive opportunities to accelerate growth and extend their market leadership. The separation makes it easier for investors to evaluate and make independent investment decisions in each business. We believe that both our and Verint’s businesses are leaders in their respective markets and the separation will enable each to achieve better performance and improve our business strategies over the long term as a result of several factors, including, but not limited to:

•allow investors to separately invest in us or in Verint, which should promote investments from investors seeking to invest in one business and not the other, and allow us direct access to capital markets as a separate publicly traded company;
•improve investors’ ability to value our business based on its distinct characteristics and make more targeted investment decisions in a pure-play structure;
•create enhanced appeal to a broader set of investors suited to the strategic and financial characteristics of each company by validating inherent value and attractiveness of underlying businesses, strategies, and prospects;
•provide more specific alignment of incentives and performance indicators to more closely align employee incentive compensation opportunities with stand-alone business performance;
•allow more efficient allocation of capital to the highest and best use, tailored to the unique characteristics of each business;
•maintain a capital structure optimized to the needs and unique requirements of each business;
•create separate boards with further differentiated skillsets and experience to provide focused oversight and to support tailored strategic and financial objectives to enhance value creation; and
•allow enhanced strategic and management focus with dedicated management teams focused on their core business’s distinct operational and regulatory requirements.

We cannot assure you that any of the benefits described above or otherwise in this Annual Report will be realized to the extent or at the time anticipated or at all. See also “Item 3. Key Information—3.D. Risk Factors—Risks Associated with the Spin-Off.”

Results of the Spin-Off

On February 1, 2021, we and Verint completed the spin-off and the related separation and distribution. As a result, we are now an independent, publicly traded company and our shares are listed on Nasdaq under the ticker symbol “CGNT”.
In connection with the spin-off, we entered into the following agreements with Verint (collectively, the “Ancillary Agreements”), each dated as of February 1, 2021:

•a Separation and Distribution Agreement;
•a Tax Matters Agreement;
•an Employee Matters Agreement;
•a limited duration Transition Services Agreement;
•an Intellectual Property Cross License Agreement; and
•a Trademark Cross License Agreement.

Summaries of certain terms of these agreements can be found in the section entitled “Item 7.B. Related Party Transactions–Agreements Between Verint and Us” in this Annual Report.

4.B. BUSINESS OVERVIEW

Overview

We are a global leader in security analytics software that empowers governments and enterprises with Actionable Intelligence for a safer world. Our open software fuses, analyzes and visualizes disparate data sets at scale to help security organizations find the needles in the haystacks. Over 1,000 government and enterprise customers in more than 100 countries rely on our solutions to accelerate security investigations and connect the dots to successfully identify, neutralize, and prevent national security, personal safety, business continuity and cyber threats. Our government customers consist of governments around the world, including national, regional, and local government agencies. Our enterprise customers consist of commercial customers and physical security customers.

Market Trends

We believe that the following trends are driving demand for our security analytics software:

•Security Threats are Becoming More Difficult to Detect and Mitigate. Governments and enterprise security organizations face a variety of security challenges, including threats from well-organized and well-funded entities. These threats are becoming increasingly more difficult to detect as bad actors take advantage of the latest technologies to avoid detection and mitigation. Rapid threat detection and quick mitigation are critical to security organizations.

Advanced security analytics software can help security organizations find the needles in the haystacks to quickly and effectively address highly sophisticated security attacks. As a result, market demand for such advanced software is on the rise.

•Data is Growing Rapidly and is Highly Fragmented Across Organizations Making it Harder to Connect the Dots. The growing volume, types and complexity of structured and unstructured data requires new methods and more skilled resources to generate actionable insights quickly. In addition, in many organizations, data is fragmented and spread across organizational silos. Organizations are increasingly seeking holistic analytics solutions that can fuse data from many different sources and connect the dots to extract valuable insights.

•Security Organizations Increasingly Adopt Open Software. Many security organizations have built proprietary solutions with the help of integrators and internal resources. Such solutions present significant limitations in terms of keeping pace with the rapid evolution of technology. More and more, security organizations are looking to deploy open software that can be easily integrated into their environments and frequently updated with the latest analytics and artificial intelligence technologies.

Our Strategy

We believe our technology and domain expertise position us to capitalize on the demand for security analytics software and our strategy is to:

•Empower Organizations with an Analytics Platform and Solutions to Address Ever-Growing Security Challenges. Our two decades of security software market leadership and experience serving over 1,000 organizations in more than 100 countries, enable us to bring unique know-how and expertise to the development of our security analytics platform and solutions. Today, our analytics platform addresses numerous security challenges for government and enterprise security organizations. Our strategy is to enhance our Artificial Intelligence and analytics engines and empower our customers with Actionable Intelligence to address existing and evolving security challenges.

•Increase Adoption by Customers and Partners Through an Open Software Platform. Our open software strategy enables our customers to benefit from rapid technology updates and faster responses to changing needs and evolving technologies. We will continue to encourage our customers and partners to leverage our open software platform and provide them frequent updates with the latest innovative analytical technologies to drive broader adoption of our platform and solutions.

•Expand Our Footprint Across Government Organizations. Our leadership position in security analytics and our ability to address a wide range of security challenges provides us the opportunity to grow the footprint of our solutions with both our existing and new government customers. Many government customers have built proprietary systems. Our strategy is to augment or replace such systems with our analytics platform providing customers more agile response to evolving security challenges.

•Leverage our Success in the Government Market to Expand our Presence Over Time in the Enterprise Market. We see the opportunity to further leverage our technology for enterprise security customers by expanding our sales and marketing efforts over time to drive broader enterprise adoption of our security analytics software.

Our Solutions

Governments and enterprise customers are responsible for addressing a broad range of security challenges such as crime, terror, cyber-attacks, financial crime and other threats. They seek security analytics software to transform their security operations and drive more strategic outcomes.

Our broad security analytics software portfolio is designed to help customers find the needles in the haystacks, accelerate the investigative process, and successfully identify, neutralize, and prevent terror, crime and cyber threats.

End-users for our solutions include data analysts, investigation managers, Security Operating Centers (“SOC”) operators and field unit teams. Our solutions provide them with a rich set of analytics engines, AI models, workflows, and visualization tools to address specific security challenges.

Our solutions span across three categories. Each category addresses specific security challenges with common characteristics, as follows:

Investigative Analytics

Security investigations can vary in length from several days to several years. Some investigations end without resolution due to lack of sufficient insight. More complex security investigations can also be very expensive and labor intensive as they involve data collection from many different sources and a challenging process of connecting the dots to reach quick conclusions and prevent security threats.

The stakes are high. An inability to conduct effective and timely security investigations can result in attacks that cost lives and cause significant damage and disruption to the public. Therefore, case officers, security analysts and investigative teams are constantly looking for solutions that help them shorten the investigative cycle and drive a higher percentage of conclusive outcomes.

Our investigative analytics solutions are designed to empower investigative teams with Actionable Intelligence by providing:

•the ability to effectively fuse massive amounts of data from many different sources;

•tools to analyze data through predictive and behavioral analytics and rapidly transform data into critical insights; and

•workflows to uncover vital leads and drive collaboration across investigative teams to accelerate investigations and reach faster conclusions and resolutions.

Operational Intelligence Analytics

Field security units are responsible for carrying out operational security missions and it is vital for them to receive real-time or near real-time insights to ensure successful completion of missions. Events on the ground can change rapidly during operation and the field team’s ability to quickly adapt and respond is mission critical.

Our operational intelligence analytics solutions are designed to empower field security teams with Actionable Intelligence by providing:

•real-time or near real-time insights delivered to users through mobile devices;

•visualization tools that bring intuitive insights to the field teams; and

•the ability to adjust analytics parameters based on changing circumstances to support events on the ground.

Threat Intelligence Analytics

SOCs are used by government and enterprise organizations to detect security threats and effectively manage responses. SOC personnel are responsible for a variety of security tasks including cyber-attack mitigation, employee safety and operations continuity.

Our threat intelligence analytics solutions are designed to empower SOC teams with Actionable Intelligence by providing:

•the ability to fuse data from a variety of data sources systems and devices and provide real time situational intelligence;

•tools to analyze events, recognize anomalies, visualize insights, and drive a real time response; and

•visualization and workflows that can drive action and support collaboration across security teams responding to cyber incidents.

Our Technology

Our analytics platform is designed around an open, modular and scalable architecture to enable customers to address a broad range of security threats with fast detection and quick mitigation.

•Our platform powers our entire solution portfolio: Investigative Analytics, Operational Intelligence Analytics, and Threat Intelligence Analytics.

•Our platform easily integrates with customer data sources to enable holistic fusion of data and insights.

•Our platform easily integrates with third-party solutions to expand a customer’s ecosystem.

•Our platform enables system integrators who are developing customized software and applying data science.

The platform is designed to support security users, including data analysts, investigation managers, SOC operators, as well as operational field teams. Visualization and workflows enable even non-technical users to easily operate within our platform. It also enables skilled security analysts and data scientists to perform advanced data investigation by developing and implementing their own algorithms and data models for specific analytical tasks.

Our analytics platform is comprised of five key components:

•Data Analytics Engines. A diverse toolbox of engines for data analysts to develop and perform analytical investigations such as data modeling tools, and statistical analysis tools.

•Artificial Intelligence and Machine Learning Models. AI models to execute automated machine learning algorithms and to find new patterns in massive amounts of data. Our technology also offers the flexibility to develop customer specific machine learning (“ML”) models using the platform’s AI/ML framework, which can then be tuned based on the aggregated data.

•Workflows. Workflows using an integrated set of graphical tools using a drag-and-drop interface with no customizations required. Flexible workflows are configurable to a customer’s specific processes and procedures.

•Governance. Governance functionality to monitor and manage data availability, security, usability, and integrity. Leverages advanced technology to control privacy, audit, monitoring, and access control.

•Visualization. An advanced visualization toolbox to enable users to effectively filter and display either mass data or a single thread of information.

Our Customers

We sell our security analytics software to both government and enterprise customers around the world across more than 100 countries.

Our government customers are addressing a broad range of security challenges in their country and utilize the full breadth of our portfolio to accelerate investigations and identify, neutralize and prevent national security threats.

We typically serve multiple organizations within a country and currently serve more than 400 government customers around the world. In many cases, we serve multiple agencies or departments underlying a single governmental organization, each of which may be purchasing and using the same solutions or different solutions from our portfolio.

Our enterprise customers primarily utilize our Threat Intelligence Analytics to improve the efficiency and effectiveness of their security operations. We have more than 600 enterprise customers around the world.

For the year ended January 31, 2021, approximately 88% of our business was generated from contracts with government customers and 12% with various enterprises customers. Our customers typically do not allow us and other vendors to disclose our relationship with them and to discuss publicly the nature of the solutions they purchased. In the security market, confidentiality is critical and as a trusted partner we make it a priority to comply with our customers’ confidentiality requirements.

Market Description and Opportunity

We estimated the total addressable market (“TAM”) for our analytical security software to be approximately $30 billion and its growth to be 10% per year. Approximately half of the TAM is derived from the government sector and the other half is derived from the enterprise sector.

We estimated our TAM in the government sector using spending figures published by the International Monetary Fund for the U.S. and international governments for functions relevant to security analytics software. We applied percentages to the spending figures ranging from 2% to 5% to represent the portion spent on information technology, and then applied another factor for what we estimate is addressable by our use cases. Similarly, we estimated our TAM in the enterprise sector using certain categories from IDC’s Big Data Analytics Spending Guide Forecast (August 2020) and Worldwide Security Spending Guide Forecast (July 2020) and applied percentages to each category to reflect what we estimate is addressable by our use cases.

Sales

We sell globally and organize our sales force in regional teams across territories. Each regional team is responsible for both direct sales and the partner network in that territory, including sales to existing customers and adding new customers. In the years ended January 31, 2021, 2020 and 2019, respectively, we derived approximately 20%, 42% and 38%, 21%, 45%, and 34%, and 25%, 37%, and 38% of our revenue from sales to end users located in the Americas, EMEA and in the Asia-Pacific (“APAC”) regions, respectively.

Winning large contracts often requires a longer, high-touch sales process that may include responding to a Request for Proposal and/or delivering a Proof of Concept. We believe that our ability to demonstrate to customers the value that can be created with our differentiated solutions is critical to winning large contracts.

The majority of our orders are generated from existing customers expanding their usage of Cognyte solutions they have already deployed or the purchase of new solutions from our portfolio to be deployed in other areas of their security operations. Revenue recognized from existing customers was approximately 95% for the year ended January 31, 2021 and approximately 90% for each of the years ended January 31, 2020 and 2019, with the remainder of our revenue attributable to new customers. Our sales force provides customers with regular updates on new solutions and assists them in evaluating the benefits of such solutions to address security challenges. In many cases, a new order from an existing customer will include both an expansion as well as the addition of new solutions.
Typically, initial orders from new customers are smaller, and over time, as the customer develops trust in our partnership, they expand with larger follow-on orders.

Due to the unique nature of the terms and conditions associated with government contracts generally, our government contracts may be subject to renegotiation or termination at the discretion of a government customer under certain conditions. Some of our government customers require us to have security credentials or engage an integrator or other customer approved legal entity. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Operations” for a more detailed discussion of certain sales and distribution risks that we face.

Services

Our services include customer support, professional services and integration services.

Customer Support

Our solutions are generally sold with a customer support plan to help customers ensure the on-going, successful use of our mission-critical solutions in their environment. We offer a broad range of customer support plans with varying prices. We also offer support plans to partners where they are responsible for providing support to end users.

Professional Services

Our solutions can be implemented by our professional service organizations, by our certified partners, or by a customer’s own personnel who have been trained on our solutions.

Our professional services also include user training programs to enable customers to use our solutions effectively and to maximize their value. Customer and partner training are provided at the customer site, at our training centers around the world, and/or remotely online.

Integration Services

In some cases, we deliver system integration services to integrate our solution with the customer’s environment, software customization, and the purchase and deployment of third-party hardware components.

We also certify system integrator partners to enable them to sell or deliver system integration services. This provides customers with more choices and is consistent with our open solution strategy.

Seasonality

Our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations due to certain purchasing patterns of some of our customers. In most years, our revenue and operating income are typically highest in the fourth quarter. Moreover, revenue and operating income in the first quarter of a new year may be lower than in the fourth quarter of the preceding year, in some years, potentially by a significant margin. In addition, we generally receive a higher volume of orders in the last month of a quarter, with orders concentrated in the latter part of that month. While seasonal factors such as these are common in the software industry, this pattern should not be considered a reliable indicator of our future revenue or financial performance. Many other factors, including general economic conditions, also have an impact on our business and financial results. See “Item 3. Key Information—3.D. Risk Factors” for a more detailed discussion of factors which may affect our business and financial results.

Research and Development

To support our innovation, we make significant investments in research and development (“R&D”) every year. We allocate our R&D resources in response to rapidly evolving technological and customer requirements. We believe our broad base of longstanding customer relationships provide us with valuable insights into our customers’ need and allow us to focus our R&D efforts accordingly.

Our development team includes highly qualified software engineers, product managers, data scientists, and architects. In the year ended January 31, 2021 we employed approximately 1,000 people in product and R&D roles globally, primarily in Israel, Cyprus, Brazil, Bulgaria, and Romania.

Our approach to R&D focuses on technological breakthroughs, as well as incrementally enhancing the functionality of our existing solutions and providing customers with frequent software updates.

The majority of our products are developed internally. In some cases, we also acquire or license technologies, products, and applications from third parties based on timing and cost considerations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Operations.”

We have derived benefits from participation in certain government-sponsored programs, including those of the Innovation Authority, formerly the Office of the Chief Scientist of the Ministry of Economy of the State of Israel, and in other jurisdictions for the support of R&D activities conducted in those locations. The Israeli law under which our Innovation Authority grants are made limits our ability to manufacture products, or transfer technologies, developed using these grants outside of Israel without permission from the Innovation Authority.

Key Corporate Functions

Following the spin-off, we are in the process of creating stand-alone corporate and support functions for our business and operations. Key corporate functions are expected to include tax, treasury, accounting, internal audit, investor relations, human resources, communications, legal and corporate governance, information technology, facilities, and administrative support services.

For a period of twelve months beginning on the date of the distribution (with an option to extend for up to an additional twelve months by mutual written agreement of the parties), Verint will continue to provide and/or make available various administrative services and assets to us pursuant to the Transition Services Agreement. Services provided by Verint to us will include services related to finance, accounting, legal, information technology, human resources, corporate governance, investor relations and document management and record retention. We also provide certain services in these areas to Verint under the Transition Services Agreement. Fees payable by the parties under the agreement are intended to reimburse the service provider for its direct and indirect costs incurred in providing the services, plus a customary markup.

Intellectual Property Rights

General

Our success depends to a significant degree on the legal protection of our software and other proprietary technology. We rely on a combination of patent, trade secret, copyright, and trademark laws, and confidentiality and non-disclosure agreements with employees and third parties to establish and protect our proprietary rights.

Patents

As of the distribution date, we had over 400 patents and patent applications worldwide. We regularly review new areas of technology related to our businesses to determine whether they can and should be patented.

Licenses

Our customer and partner license agreements prohibit the unauthorized use, copying, and disclosure of our software technology and contain customer restrictions and confidentiality terms. These agreements generally warrant that the software and proprietary hardware will materially comply with written documentation and assert that we own or have sufficient rights in the software we distribute and have not violated the intellectual property rights of others.

We license our products in a format that does not permit users to change the software code. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Operations” for more detail.

Trademarks and Service Marks

We use registrations to protect many of the trademarks used in our business. We also claim common law protections for other marks we use in our business. Competitors and other companies could adopt similar marks or try to prevent us from using our marks, consequently impeding our ability to build brand identity and possibly leading to customer confusion.

See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Operations” in this Form 20-F for a more detailed discussion regarding the risks associated with the protection of our intellectual property.

Competition

There are many data analytics software vendors that offer horizontal solutions and tools across many industries, including in the security analytics market. We also face competition from many point solutions vendors addressing only one or few specific security challenges. In addition, our competition includes system integrators that assemble technology components from multiple vendors, as well as the internal information technology departments of our customer organizations developing special purpose solutions.

We believe that our deep security domain expertise and our ability to effectively address a broad range of complex security challenges differentiates us from horizontal analytics vendors, such as Palantir and IBM Watson, and from point solution vendors such as FireEye.

When facing competition from our customers’ own information technology departments, we differentiate our solutions based on deep domain expertise, successful track record in operational deployments and our significant R&D investment over many years. In some cases, customers are looking for specific customizations and the open and modular nature of our solutions enables the customer (or their system integrator of choice) to add such customizations to our solutions.

Over the years we have established a unique security analytics expertise and a strong brand reputation which has enabled us to expand within our existing customer base and win competitive deals with new customers.

In addition, consolidation is common in our markets and has in the past and may in the future improve the position of our competitors. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Operations” for a more detailed discussion of the competitive risks we face.

Government Regulations

Export Regulations

We and our subsidiaries are subject to applicable export control regulations in countries from which we export goods and services. These controls may apply by virtue of the country in which the products are located or by virtue of the origin of the content contained in the products. If the controls of a particular country apply, the level of control generally depends on the nature of the goods and services in question. Where controls apply, the export of our products generally requires an export license or authorization or that the transaction qualify for a license exception or the equivalent, and may also be subject to corresponding reporting requirements.

Israel’s defense export policy regulates the sale of many of the systems and products that we develop in Israel. Current Israeli policy encourages exports to approved customers of defense systems and products such as ours, as long as the export is consistent with Israeli government policy. Subject to certain exemptions, a license is required to initiate marketing activities for such systems and products. We also must receive a specific export license for defense related hardware, software, services and know-how exported from Israel. Israeli law also regulates export of “dual use” items (items that are typically sold in the commercial market but that also may be used in the defense market), typically to a lesser extent than defense-related items.

Countries in the European Union, such as Cyprus, Germany, Bulgaria and Romania, as well as the United Kingdom and Brazil, in which our foreign subsidiaries operate, impose similar export controls on some of our systems and products. The controls relate to the defense-related and “dual use” nature of some of our systems and products, and require that we obtain specific permits and/or licenses in order to import or export such systems and products to or from those jurisdictions.

Israeli Security-Related Regulations and Requirements

The Israeli Defense Entities Law (Protection of Defense Interests)—2006 provides for certain restrictions on the operations of, investments in, or transfers of control of any entity that is determined to be an Israeli “defense entity” under the terms of the law. Designation as a “defense entity” may potentially occur through an order that may be issued jointly by the Israeli Prime Minister, Defense Minister and Economy Minister. No such order has been issued for Cognyte nor are we aware that any is planned, however, based on the nature of our business, such an order could be issued in the future.

An order relating to a defense entity may, among other matters: (1) impose restrictions on the ability of non-Israelis to hold “means of control” or to be able to “substantially influence” defense entities; (2) require that senior officers of defense entities have appropriate Israeli security clearances; (3) require that a defense entity’s headquarters be located in Israel; and/or (4) require that a defense entity’s entry into international joint ventures and transfer of certain technology receive the approval of the Israeli Ministry of Defense. In the case of a publicly traded company like us, such an order may also include a requirement that Israeli government approval will be required for acquisition by any person of a certain level of ownership of the voting securities that provide a “means of control” of the company.

On October 30, 2019, the Israeli cabinet decided to establish a committee that will oversee foreign investments in Israel. At this stage there is no indication whether this committee will impose any restrictions or conditions and/or the nature of any such restrictions or conditions on Cognyte.

In light of the nature of our solutions and customers (some of which are security government agencies), there are also various other Israeli security classification and data protection measures that are applicable to us and our global operations under relevant legislation or contractual obligations.

Anti-Corruption, Anti-Money-Laundering and Sanctions

We are subject to laws and regulations of the jurisdictions in which we operate or conduct business, including Israel, the United States, and the European Union, that govern or restrict our business and activities in certain countries and with certain persons, including the economic sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, and the export control laws administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. State Department’s Directorate of Defense Trade Controls. Additionally, we are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws imposed by governments around the world with jurisdiction over our operations, which may include, among others, the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 1977, the Israeli Prohibition on Money Laundering Law–2000 and other applicable laws in the jurisdictions in which we operate. See “Risk Factors—Risks Related to our Business and Industry—Our failure to comply with the anti-corruption, trade compliance, anti-

money laundering and terror finance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.”

Israeli Tax Considerations and Government Programs

Tax regulations also have a material impact on our business and results of operations, particularly in Israel where we are organized and have our headquarters. The following is a summary of certain aspects of the current tax structure applicable to companies in Israel, with special reference to its effect on us (and our operations, in particular). The following also contains a discussion of the Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in this discussion. This discussion does not address all of the Israeli tax provisions that may be relevant to our company. For a discussion of the Israeli tax consequences related to the ownership of our capital stock, please see “Item 10. Additional Information—10.E. Taxation—Material Israeli Tax Considerations.”

Corporate Tax in Israel—General

Israeli resident companies are generally subject to the standard corporate tax on their taxable income at the rate of 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise, Beneficial Enterprise or a Preferred Technology Enterprise (as discussed below) may be considerably lower. Capital gains derived by an Israeli resident company are subject to tax at the ordinary corporate tax rate.

A company’s income that is attributed to its Beneficial Enterprise is subject to a lower tax rate. These tax benefits are available to us provided that we meet various conditions. These tax benefits may be terminated or reduced in the future, which could increase our costs and taxes. In 2018, Verint obtained a ruling from the ITA providing that the Cognyte Business, subject to certain conditions, shall continue benefiting from the tax benefits applicable to the Beneficial Enterprise.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), provides certain tax benefits for an “Industrial Company.” The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company incorporated in Israel, of which 90% or more of its income in any tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition in the Section 3a of the Israeli Tax Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in any given tax year is industrial production.

Some of tax benefits available to Industrial Companies include:

•amortization over an eight-year period of the cost of patents and rights to use a patent and know-how that were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, commencing from the tax year in which the Industrial Enterprise began to use them;

•under certain conditions, the right to elect to file consolidated tax returns with Israeli Industrial Companies controlled by it; and

•expenses related to a public offering are deductible in equal amounts over three years commencing in the year of a company’s initial public offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon the approval of any governmental authority.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Investment Law provides certain incentives for capital investments in production facilities (or other eligible assets). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force, but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduced new benefits for Technological Enterprises (as defined in the 2017 Amendment), alongside the existing tax benefits.

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004. We do not have investment programs preceding the 2005 Amendment. In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment allows a company to receive “Beneficial Enterprise” status, and may be made over a period of no more than three years from the end of the year in which the company requested to have the tax benefits apply to its Beneficial Enterprise. Where the company requests to apply the tax benefits to an expansion of existing facilities, only the expansion will be considered to be a Beneficial Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In that case, the minimum investment required in order to qualify as a Beneficial Enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficial Enterprise depend on, among other things, the geographic location in Israel of the Beneficial Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on income that is not distributed to the shareholders as a dividend for a period of between two to ten years, depending on the geographic location of the Beneficial Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the percentage of non-Israeli ownership and investment in the company each year. A company qualifying for tax benefits under the 2005 Amendment that pays a dividend out of income derived by its Beneficial Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or a lower rate depending of the percentage of non-Israeli shareholding. Dividends paid out of income attributed to a Beneficial Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate) during the benefits period and actually paid at any time up to 12 years thereafter (except with respect to a Foreign Investor’s Company, in which case the 12-year limit does not apply).

The benefits available to a Beneficial Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet those conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the “Year of Election.”

Tax Benefits under the 2011 Amendment

The 2011 Amendment introduced new tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel.

A Preferred Company is entitled to a reduced corporate tax rate with respect to the income attributed to the Preferred Enterprise, at the following rates:

Tax Year	Development Region “A”	Other Areas within Israel
2011-2012	10%	15%
2013	7%	12.5%
2014-2016	9%	16%
2017 onwards(1)	7.5%	16%

(1) In December 2016, the Israeli Parliament (the Knesset) approved an amendment to the Investment Law pursuant to which the tax rate applicable to Preferred Enterprises in Development Region “A” would be reduced to 7.5% as of January 1, 2017.

The classification of income generated from the provision of usage rights in know-how or software that was developed in the Preferred Enterprise, as well as royalty income received with respect to such usage, as Preferred Enterprise income is subject to the issuance of a pre-ruling from the ITA that stipulates that such income is associated with the productive activity of the Preferred Enterprise in Israel.

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations will be subject to a rate of 0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate)); (ii) Israeli resident individuals will be subject to a rate of 20%; and (iii) non-Israeli residents (individuals and corporations) will be subject to a rate of 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

New Tax Benefits under the 2017 Amendment that Became Effective on January 1, 2017

The 2017 Amendment provides, inter alia, new tax benefits for “Technology Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The new incentives regime will apply to a company having a “Preferred Technology Enterprises” that meet certain conditions, including: (1) the R&D expenses in each of the three years preceding the tax year were at least 7% on average of the company's turnover or exceeded NIS 75 million (approximately $20 million); and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the company’s financial statements as R&D; (b) a venture capital investment approximately equivalent to at least NIS 8 million (approximately $2.1 million) was previously made in the company and the company did not change its line of business; (c) growth in sales by an average of 25% or more over the three years preceding the tax year, provided that the turnover was at least NIS 10 million (approximately $2.7 million), in the tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more over the three years preceding the tax year, provided that the company employed at least 50 employees, in the tax year and in each of the preceding three years.

“Preferred Technology Enterprise” will enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investment Law. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $60 million), and the sale receives prior approval from the Innovation Authority.

Dividends distributed by a Preferred Technology Enterprise, paid out of Preferred Technology Income, are subject to withholding tax at source at the rate of 20%, and if non-Israeli ownership is at least 90% then the withholding tax rate on dividends distributed to a foreign company will be 4%. These rates also apply under certain circumstances in case Cognyte distributes dividends sourced to the Preferred Technological Income of a subsidiary which is a Preferred Technological Enterprise.

4.C. ORGANIZATIONAL STRUCTURE

Organizational Structure

The legal name of our company is Cognyte Software Ltd. and we are incorporated under the laws of the State of Israel.

Significant Subsidiaries

Below is a list of subsidiaries that have total assets exceeding 10% of our combined assets, or sales and operating revenues in excess of 10% of our combined sales:

Name	Country of Incorporation	% of Equity Interest
SYBORG Informationssysteme b.h. OHG	Germany	100
Cognyte Software LP (formerly Verint Security Intelligence Inc.)	Delaware, USA	100
Cognyte Technologies Israel Ltd. (formerly Verint Systems Ltd.)	Israel	100
UTX Technologies Limited	Cyprus	100

4.D. PROPERTY, PLANTS AND EQUIPMENT

Our corporate headquarters is located in Israel. The principal office for our international operations, which is also our registered office, is located in Israel.

We believe that our current manufacturing and production facilities have adequate capacity for our short and medium-term needs. To ensure that we have sufficient manufacturing capacity to meet future production needs, we regularly review the capacity and utilization of our manufacturing facilities.

Major Facilities

The following table sets forth our most significant facilities:

Location	Size of Site (in square feet)	Held	Lease Term	Major Activity
Herzliya, Israel	175,645	Leased	2025	Administrative, research and development, sales, marketing and support services
Florianopolis, Brazil	21,640	Leased	2024	Research and development, sales and support services
Borovo, Bulgaria	21,943	Leased	2024	Research and development
Limassol, Cyprus	43,658	Leased	2021	Research and development and support services
Bucharest, Romania	11,808	Leased	2024	Research and development

We believe that we have satisfactory title to our plants and facilities in accordance with standards generally accepted in our industry. We believe that all of our production facilities are in good operating condition. As of January 31, 2021, the combined net book value of our property, plant and equipment was $37.6 million.

4.E. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

This operating and financial review should be read together with the section captioned “Selected Financial Data,” “Item 4, Information on the Company—4.B. Business Overview” and the combined financial statements of the Cognyte Business and the related notes to those statements included elsewhere in this Annual Report. Among other things, those financial statements include more detailed information regarding the basis of preparation for the following information. The combined financial statements of the Cognyte Business have been prepared in accordance with GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this Form 20-F, our actual results may differ materially from those anticipated in these forward-looking statements. Please see “Special Note About Forward-Looking Statements” in this Annual Report.

Separation from Verint

On February 1, 2021 we completed our spin-off from Verint and related distribution. As a result, we are now an independent, publicly traded company.

In connection with the spin-off and concurrently with the distribution, we and Verint entered into the Ancillary Agreements that govern the relationships between us and Verint following the distribution.

The process of completing the separation has been and is expected to continue to be time-consuming and involves significant costs and expenses. Due to the scale of our and Verint’s respective businesses and our respective global footprints (among other factors), the separation process was extremely complex and required effort and attention from employees throughout our and Verint’s organizations. For example, shared service functions and related systems, such as finance, human resources, operations, legal, and information technology, were separated or established, and in many places, employees were assigned to new legal entities and new payrolls and benefit plans. For more information on the risks involved in the separation process, see “Item 3.D. Risk Factors—Risks Related to the Separation from Verint and Ownership of Cognyte Shares.”

Cognyte incurred separation costs of approximately $20.3 million during the fiscal year ending January 31, 2021. These costs include developing stand-alone information systems and related information technology costs, third-party advisory, consulting, legal and professional services, as well as other items that are incremental and one-time in nature that are related to the spin-off. Cognyte also incurred separation-related capital expenditures of approximately $4.7 million during the fiscal year ending January 31, 2021. The majority of these costs were paid during the fiscal year ending January 31, 2021 and were financed through ongoing operations and existing cash, cash equivalents and short-term investments.

Additionally, following the spin-off, we must maintain independent corporate overhead. Due to the loss of economies of scale and the necessity of establishing independent functions for each company, the separation from Verint resulted in dis-synergies to Cognyte which are expected to be approximately $15.0 million annually, which costs are primarily associated with corporate functions such as finance, legal, information technology and human resources.

Basis of Presentation

Stand-alone financial statements have not been historically prepared for our business. Our combined financial statements have been derived from the consolidated financial statements and accounting records of Verint as if it operated on its own during the periods presented and were prepared in accordance with GAAP. The primary basis for presenting consolidated financial statements is when one entity has a controlling financial interest in another entity. As there is no controlling financial interest present between or among the entities that comprise our business, we are preparing our financial statements on a combined basis. Verint’s investment in our business is shown in lieu of equity attributable to Cognyte as there is no consolidated entity in which Verint holds an equity interest. Verint’s investment represents its interest in the recorded net assets of Cognyte.

Our combined statements of operations include all revenue and costs directly attributable to Cognyte, including costs for facilities, functions and services used by Cognyte. The combined statements of operations also reflect allocations of general corporate expenses from Verint including, but not limited to, executive management, finance, legal, information technology, employee benefits administration, treasury, risk management, procurement, and other shared services. These allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenue as a relevant measure. Management of Cognyte and Verint consider these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, Cognyte. The allocations may not, however, reflect the expense we would have incurred as a stand-

alone company for the period presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.

For further information on the basis of presentation of the combined financial statements see “Note 1. Organization, Operations and Basis of Presentation” to our combined financial statements included elsewhere in this Annual Report.

Items You Should Consider When Evaluating Our Combined Financial Statements and Assessing Our Future Prospects

Our results of operations, financial position, and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Verint in the periods for which combined financial statements are included in this Annual Report, and such information may not be indicative of our future operating results or financial performance. As a result, you should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

Recent Developments

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The outbreak has reached all of the regions in which we do business, and governmental authorities around the world have implemented numerous measures attempting to contain and mitigate the effects of the virus, including travel bans and restrictions, border closings, quarantines, shelter-in-place orders, shutdowns, limitations or closures of non-essential businesses, and social distancing requirements. Companies around the world, including us, our customers, partners, and vendors, have implemented actions in response, including among others, office closings, site restrictions, and employee travel restrictions. Notwithstanding the loosening of these restrictions in certain countries in certain periods since the onset of the pandemic, the global spread of COVID-19 and actions taken in response have negatively affected us, our customers, partners, and vendors and caused significant economic and business disruption the extent and duration of which is not currently known. In response to these challenges, we quickly adjusted parts of our operations to work from home and we believe our business continuity plan is working well. We are continuously monitoring and assessing the impact of the COVID-19 pandemic, including recommendations and orders issued by government and public health authorities. We continue to work to help our customers meet their business continuity needs and help keep the world safe during this difficult time and are managing our operations with a view to resuming normal business activity as soon as possible.

We saw an improvement in the business environment during the second half of 2020 after an initial downturn early in the year; however, during the year ended January 31, 2021, our revenue was negatively impacted by delays and reduced spending attributed to the impact of the COVID-19 pandemic on our customers’ operational priorities and as a result of cost containment measures they have implemented. Due to the pandemic, we have seen a reduction or delay in large customer contracts, and we have been unable to conduct face-to-face meetings with existing or prospective customers and partners, present in-person demonstrations of our solutions, or host or attend in-person trade shows and conferences. Limitations on access to the facilities of our customers have also impacted our ability to deliver some of our products, complete certain implementations, and provide in-person consulting and training services, negatively impacting our ability to recognize revenue. While our visibility for the near term has improved compared to earlier in the year, our ability to predict how the pandemic will impact our results in future periods is limited, including the extent to which customers may delay or miss payments, customers may defer, reduce, or refrain from placing orders or renewing subscriptions or support arrangements, or to which travel restrictions and site access restrictions may remain necessary.

In light of the adverse impact of COVID-19 on global economic conditions and our revenue, along with the uncertainty associated with the extent and timing of a potential recovery, during the year ended January 31, 2021, we have implemented several cost-reduction actions of varying durations. Such actions have included but are not limited to, reducing our discretionary spending, decreasing capital expenditures, extending days payable outstanding, reconsidering the optimal uses of our cash and other capital resources, and reducing workforce-related costs. These actions may have an adverse impact on us, particularly if they remain in place for an extended period. Where we have resumed investments or other spending, these actions may need to be reassessed depending on how the facts and circumstances surrounding the pandemic evolve. We continue to evaluate and may decide to implement further cost control strategies to help us mitigate the impact of the pandemic.

The ultimate impact of the COVID-19 pandemic and the effects of the operational alterations we have made in response on our business, financial condition, liquidity and financial results cannot be predicted at this time.

Market Trends

In addition to the impact of the COVID-19 pandemic discussed above, we see the following material business trends and factors which may impact our performance:

•Security Threats are Becoming More Difficult to Detect and Mitigate. Governments and enterprise security organizations face a variety of security challenges, including threats from well-organized and well-funded entities. These threats are becoming increasingly more difficult to detect as bad actors take advantage of the latest technologies to avoid detection and mitigation. Rapid threat detection and quick mitigation are critical to security organizations. Advanced security analytics software can help security organizations find the needles in the haystacks to quickly and effectively address highly sophisticated security attacks. As a result, market demand for such advanced software is on the rise.

•Data is Growing Rapidly and is Highly Fragmented Across Organizations Making it Harder to Connect the Dots. The growing volume, types and complexity of structured and unstructured data requires new methods and more skilled resources to generate actionable insights quickly. In addition, in many organizations, data is fragmented and spread across organizational silos. Organizations are increasingly seeking holistic analytics solutions that can fuse data from many different sources and connect the dots to extract valuable insights.

•Security Organizations Increasingly Adopt Open Software. Many security organizations have built proprietary solutions with the help of integrators and internal resources. Such solutions present significant limitations in terms of keeping pace with the rapid evolution of technology. More and more, security organizations are looking to deploy open software that can be easily integrated into their environments and frequently updated with the latest analytics and artificial intelligence technologies.

Critical Accounting Policies and Significant Estimates

An appreciation of our critical accounting policies is necessary to understand our financial results. The accounting policies outlined below are considered to be critical because they can materially affect our operating results and financial condition, as these policies may require us to make difficult and subjective judgments regarding uncertainties. The accuracy of these estimates and the likelihood of future changes depend on a range of possible outcomes and a number of underlying variables, many of which are beyond our control, and there can be no assurance that our estimates are accurate.

Revenue Recognition

We derive and report our revenue in three categories: (a) software revenue, including the sale of subscription (i.e., term-based) or perpetual licenses, and appliances that include software that is essential to the product’s functionality, (b) software service revenue, including support revenue and revenue from cloud-based SaaS subscriptions, and (c) professional service and other revenue, including revenue from installation and integration services, customer specific development work, the resale of third-party hardware, and consulting and training services.

We account for revenue in accordance with Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” Our revenue recognition policies require us to make significant judgments and estimates. In applying our revenue recognition policy, we must determine which portions of our revenue are recognized at a point in time (generally software revenue, and the resale of third-party hardware) and which portions have to be deferred and recognized over time (generally software service revenue and professional service revenue). We analyze various factors including, but not limited to, the selling price of undelivered services when sold on a stand-alone basis, our pricing policies, the creditworthiness of our customers, and contractual terms and conditions in helping us to make such judgments about revenue recognition. Changes in judgment on any of these factors could materially impact the timing and amount of revenue recognized in a given period.

Our contracts with customers often include obligations to transfer multiple products and services to a customer. In contracts with multiple performance obligations, we identify each performance obligation and evaluate whether the promised goods or services are distinct within the context of the contract at contract inception. Promised goods or services that are not distinct at contract inception are combined. Contracts that include software customization and development services may result in the combination of the customization and development services with the software license as one distinct performance obligation. The transaction price is generally in the form of a fixed fee at contract inception, and excludes taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by us from a customer.

We allocate the transaction price to each distinct performance obligation based on the estimated stand-alone selling price (“SSP”) for each performance obligation. Judgment is required to determine the SSP for each distinct performance obligation. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we estimate the SSP of each performance obligation based on either an adjusted market assessment approach or a cost-plus margin approach. We may have more than one SSP for individual products and services due to the stratification of those products and services by customers and circumstances. In these instances, we may use information such as the size of the customer and geographic region in determining the SSP.

We then look to how control is transferred to the customer in order to determine the timing of revenue recognition. Software revenue is typically recognized when the software is delivered and/or made available for download as this is the point the user of the software can direct the use of, and obtain substantially all of the remaining benefits from the functional intellectual property. We do not recognize software revenue related to the renewal of software licenses earlier than the beginning of the renewal period. Subscription license revenue is recognized when the software is delivered to the customer over the term of the subscription period. In contracts that include customer substantive acceptance, we recognize revenue when we have delivered the software and received customer acceptance. We recognize support revenue, which includes software updates on a when-and-if-available basis, telephone support, and bug fixes or patches, over the term of the customer support agreement, which is typically between one to three years. Revenue related to professional services is typically recognized over time as the services are performed. Revenue related to the resale of third-party hardware is typically recognized at the point in time control is transferred to the customer, generally upon shipment or delivery.

Some of our customer contracts require specific customer development work to meet the particular requirements of the customer. The contract pricing is stated as a fixed amount and generally results in the transfer of control of the applicable performance obligation over time. We recognize revenue based on the proportion of labor hours expended to the total hours expected to complete the performance obligation. The determination of the total labor hours expected to complete the performance obligation on fixed fee contracts involves significant judgment. We incorporate revisions to hour and cost estimates when the causal facts become known. We measure our estimate of completion on fixed-price contracts, which in turn determines the amount of revenue we recognize, based primarily on actual hours incurred to date and our estimate of remaining hours necessary to complete the contract.

Our products are generally not sold with a right of return and credits have been minimal in both amount and frequency. Shipping and handling activities that are bundled in the total sale price billed to customers and occur after control over a product has transferred to a customer are accounted for as fulfillment costs and are included in cost of revenue. Historically, these expenses have not been material.

Accounting for Business Combinations

We allocate the purchase price of acquired companies to the tangible and intangible assets acquired, including in-process research and development assets, and liabilities assumed, based upon their estimated fair values at the acquisition date. These fair values are typically estimated with assistance from independent valuation specialists. The purchase price allocation process requires us to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets, contractual support obligations assumed, contingent consideration arrangements, and pre-acquisition contingencies.

Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain.

Examples of critical estimates in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to:

•future expected cash flows from software license sales, support agreements, consulting contracts, other customer contracts, and acquired developed technologies;

•expected costs to develop in-process research and development into commercially viable products and estimated cash flows from the projects when completed;

•the acquired company’s brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio;

•cost of capital and discount rates; and

•estimating the useful lives of acquired assets as well as the pattern or manner in which the assets will amortize.

In connection with the purchase price allocations for applicable acquisitions, we estimate the fair value of the contractual support obligations we are assuming from the acquired business. The estimated fair value of the support obligations is determined utilizing a cost build-up approach, which determines fair value by estimating the costs related to fulfilling the obligations plus a reasonable profit margin. The estimated costs to fulfill the support obligations are based on the historical direct costs related to providing the support services. The sum of these costs and operating profit represents an approximation of the amount that we would be required to pay a third party to assume the support obligations.

Goodwill and Other Acquired Intangible Assets

Goodwill is the excess of the aggregate purchase price paid over the fair value of the net tangible and identifiable intangible assets acquired. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We have determined that we operate as one reporting unit and have selected November 1 as the date to perform our annual impairment test. In the valuation of our goodwill, we must make assumptions regarding estimated future cash flows to be derived from our business. If these estimates or their related assumptions change in the future, we may be required to record impairment for these assets.

In testing for goodwill impairment, we may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount. If we elect to bypass a qualitative assessment, or if our qualitative assessment indicates that goodwill impairment is more likely than not, we perform quantitative impairment testing. If our quantitative testing determines that the carrying value of our reporting unit exceeds its fair value, goodwill impairment is recognized in an amount equal to that excess, limited to the total goodwill allocated to the reporting unit. There was no impairment of goodwill recorded for the years ended January 31, 2021, 2020 and 2019.

For all of our goodwill impairment reviews, the assumptions and estimates used in the process are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy or our internal forecasts. Although we believe the assumptions, judgments, and estimates we have used in our assessments are reasonable and appropriate, a material change in any of our assumptions or external factors could lead to future goodwill or other intangible asset impairment charges.

Acquired identifiable intangible assets include identifiable acquired technologies, customer relationships, trade names, distribution networks, and non-competition agreements. We amortize the cost of finite-lived identifiable intangible assets over their estimated useful lives, which are periods of ten years or less. Amortization is based on the pattern in which the economic benefits of the intangible asset are expected to be realized, which typically is on a straight-line basis. The fair values assigned to identifiable intangible assets acquired in business combinations are determined primarily by using the income approach, which discounts expected future cash flows attributable to these assets to present value using estimates and assumptions determined by management. The acquired identifiable finite-lived intangible assets are being amortized primarily on a straight-line basis, which we believe approximates the pattern in which the assets are utilized, over their estimated useful lives.

Income Taxes

The tax provision is presented on a separate company basis as if we were a separate filer. A portion of our operations have historically been included in the tax returns filed by certain Verint entities for which our business is a part of. The effects of tax adjustments and settlements from taxing authorities are presented in our combined financial statements in the period to which they relate as if we were a separate filer. Our current obligations for taxes are settled with our parent on an estimated basis and adjusted in later periods as appropriate. All income taxes due to or due from our parent that have not been settled or recovered by the end of the period are reflected in net parent investment within the combined financial statements. The tax provision has been calculated as if the business was operating on a stand-alone basis and filed separate tax returns in the jurisdictions in which it operates. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of the actual tax balances had the business been a stand-alone company during the periods presented.

We account for income taxes under the asset and liability method which includes the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our combined financial statements. Under this approach, deferred taxes are recorded for the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus deferred taxes. Deferred taxes result from differences between the financial statement and tax bases of our assets and liabilities, and are adjusted for changes in tax rates and tax laws when changes are enacted. The effects of future changes in income tax laws or rates are not anticipated.

We are subject to income taxes in Israel, the United States and numerous foreign jurisdictions. The calculation of our income tax provision involves the application of complex tax laws and requires significant judgment and estimates. We evaluate the realizability of our deferred tax assets for each jurisdiction in which we operate at each reporting date, and establish valuation allowances when it is more likely than not that all or a portion of our deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. We consider all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. In circumstances where there is sufficient negative evidence indicating that our deferred tax assets are not more-likely-than-not realizable, we establish a valuation allowance.

We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that we believe is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in our income tax returns and the amount of tax benefits recognized in our financial statements represent our unrecognized income tax benefits, which we either record as a liability or as a reduction of deferred tax assets. Our policy is to include interest (expense and/or income) and penalties related to unrecognized income tax benefits as a component of the provision for income taxes.

Accounting for Stock-Based Compensation

Certain employees participate in stock-based compensation plans sponsored by Verint. Awards granted under the plans are based on Verint’s common shares and, as such, are included in net parent investment. We recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of the award. We recognize the fair value of the award as compensation expense over the period during which an employee is required to provide service in exchange for the award.

Restricted stock units, including performance-based restricted stock units, are the predominant stock-based payment award. The fair value of these awards is equivalent to the market value of Verint’s common stock on the grant date.

Changes in assumptions can materially affect the estimate of fair value of stock-based compensation and, consequently, the related expense recognized. The assumptions used in calculating the fair value of stock-based payment awards represent best estimates, which involve inherent uncertainties and the application of judgment. As a result, if factors change and different assumptions are used, stock-based compensation expense could be materially different in the future.

Loss Contingencies

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset, or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired, or a liability has been incurred and the amount of loss can be reasonably estimated. If we determine that a loss is possible, and the range of the loss can be reasonably determined, then we disclose the range of the possible loss. We regularly evaluate current information available to us to determine whether an accrual is required, an accrual should be adjusted, or a range of possible loss should be disclosed.

Concentration of Credit Risk and Significant Customers

We grant credit terms to our customers in the ordinary course of business. Concentrations of credit risk with respect to trade accounts receivable and contract assets are generally limited due to the large number of customers comprising our customer base and their dispersion across different industries and geographic areas. We have both direct and indirect contracts with two governments outside the United States that combined accounted for $72.6 million and $51.7 million of our aggregated accounts receivable and contract assets at January 31, 2021 and 2020, respectively. We believe our contracts with these governments present insignificant credit risk.

For the years ended January 31, 2021, 2020 and 2019 we had two government customers that collectively represented approximately 31%, 29% and 27% respectively, of our total revenue. These customers are governmental organizations that act on behalf of multiple agencies or departments, each of which generally makes its own independent purchasing decisions, and the customers typically enter into separate contracts with us for each order. We believe these government customers present insignificant credit risk. These contracts are entered into in the ordinary course of our business and contain customary terms and conditions for government contracts of this kind, including a right for the customer to terminate the applicable contract with or without cause upon notice. We believe that the loss of one or more of these contracts (which are separately terminable) would not have a material adverse effect on our financial results, especially over the long-term, and that we would be able to reallocate our internal resources to other opportunities, including within our remaining performance obligations, within a reasonably short time frame.

In making this determination of significant customers, we define a customer as an organization from which we have recognized revenue in a reporting period. In situations where a governmental organization acts on behalf of multiple agencies or departments, we treat that organization as the customer for reporting purposes notwithstanding that each of the underlying agencies or departments is generally making its own independent purchasing decisions.

Functional Currency and Financial Statements in U.S. Dollars

Our reporting currency is the U.S. dollar, which is also the functional currency for most of our combined operations. A majority of our revenue occurs outside of Israel in non-Israeli currencies, mainly U.S. dollars, euros, and Singapore dollars. A majority of our purchases of materials and components are denominated in U.S. dollars. A significant portion of our expenses, mainly labor costs, are in New Israeli Shekels. Some of our subsidiaries have functional currencies in Brazilian reals, Singapore dollars and other currencies. Transactions and balances originally denominated in U.S. dollars are presented in their original amounts. Transactions and balances in currencies other than U.S. dollars are remeasured in U.S. dollars according to the principles set forth in Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters.” Exchange gains and losses arising from remeasurement are reflected in other income (expense), net, in the combined statements of operations.

Components of Results of Operations

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Our financial results, which are reported in U.S. dollar, are affected by changes in foreign currency. Most of our revenue and expenses, primarily labor expenses, are denominated in U.S. dollars, euros, New Israeli Shekels, and Singapore dollars. Additionally, certain assets, especially cash, trade receivables and other accounts receivables, as well as part of our liabilities are denominated in U.S. dollars, New Israeli Shekels, euros, and Singapore dollars. As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition. The U.S. dollar cost of our operations in Israel may be adversely affected by the appreciation of the New Israeli Shekel against the U.S. dollar. In addition, the value of our non-U.S. dollar revenue could be adversely affected by the depreciation of the U.S. dollar against such currencies.

Conditions in Israel

We are incorporated under the laws of, and our principal executive offices and research and development facilities are located in, the State of Israel. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Operations” for a description of governmental, economic, fiscal, monetary and political policies or factors that have materially affected or could materially affect our operations.

Results of Operations

The following discussion includes a comparison of our results of operations and liquidity and capital resources for the years ended January 31, 2021 and 2020. A discussion regarding our financial condition and results of operations for the year ended January 31, 2020 compared to the year ended January 31, 2019 can be found under Item 5 in our Registration Statement Form 20-F for the fiscal year ended January 31, 2020, filed with the SEC on January 14, 2021, which is hereby incorporated by reference herein and considered part of this Annual Report on Form 20-F only to the extent referenced and is available free of charge on the SEC’s website at www.sec.gov and our website at www.cognyte.com/investors.

Overview of Operating Results

The following table sets forth a summary of certain key financial information for the years ended January 31, 2021, 2020, and 2019:

	Year Ended January 31,
(in thousands)	2021	2020	2019
Revenue	$443,458	$457,109	$433,460
Operating income	$18,276	$27,313	$18,689
Net income attributable to Cognyte Business of Verint Systems Inc.	$14,203	$20,191	$8,728

Our revenue decreased approximately $13.6 million, or 3%, from $457.1 million in the year ended January 31, 2020 to $443.5 million in the year ended January 31, 2021. The decrease consisted of a $17.6 million decrease in professional service and other revenue and a $14.3 million decrease in software revenue, partially offset by a $18.1 million increase in software service revenue. For additional details on our revenue, see “—Software Revenue, Software Service Revenue, and Professional Service and Other Revenue.” Revenue from end users located in the Americas, EMEA and APAC represented approximately 20%, 42% and 38% of our total revenue, respectively, in the year ended January 31, 2021, compared to approximately 21%, 45% and 34%, respectively, in the year ended January 31, 2020.

Operating income was $18.3 million in the year ended January 31, 2021 compared to $27.3 million in the year ended January 31, 2020. This decrease in operating income was primarily due to a $26.7 million increase in operating expenses, which primarily consisted of a $17.4 million increase in net research and development expenses, a $8.7 million increase in selling, general and administrative expenses and a $0.6 million increase in amortization of acquired technology intangible assets. This was offset by a $17.7 million increase in gross profit.

Net income attributable to the Cognyte Business was $14.2 million in the year ended January 31, 2021, compared to net income attributable to the Cognyte Business of $20.2 million in the year ended January 31, 2020. The decrease in net income attributable to the Cognyte Business in the year ended January 31, 2021 was primarily due to an $9.0 million decrease in operating income, as described above, and a $1.8 million increase in our provision for income taxes, partially offset by a $3.8 million increase in total other income, net, and a $1.1 million decrease in net income attributable to our noncontrolling interests.

A portion of our business is conducted in currencies other than the U.S. dollar, and therefore our revenue and operating expenses are affected by fluctuations in applicable foreign currency exchange rates. When comparing average exchange rates for the year ended January 31, 2021 to average exchange rates for the year ended January 31, 2020, the U.S. Dollar strengthened relative to the Brazilian Real and weakened relative to the euro, New Israeli Shekel and Singapore Dollar resulting in an overall decrease in our revenue, an increase in cost of sales, an increase in operating expenses and a decrease in operating income on a U.S. dollar-denominated basis. For the year ended January 31, 2021, had foreign exchange rates remained unchanged from rates in effect for the year ended January 31, 2020, our revenue would have been approximately $0.8 million higher and our cost of revenue and operating expenses on a combined basis would have been approximately $4.0 million lower, which would have resulted in a $4.8 million increase in operating income. The U.S. dollar cost of our operations in Israel were adversely affected mainly by the appreciation of the New Israeli Shekel against the U.S. dollar during the year ended January 31, 2021.

As of January 31, 2021, we employed approximately 2,000 professionals, including part-time employees and certain contractors, compared to approximately 2,100 as of January 31, 2020.

Revenue

Software Revenue, Software Service Revenue, and Professional Service and Other Revenue

We derive and report our revenue in three categories: (a) software revenue, including the sale of subscription (i.e., term-based) or perpetual licenses, and appliances that include software that is essential to the product’s functionality, (b) software service revenue, including support revenue and revenue from cloud-based SaaS subscriptions, and (c) professional service and other revenue, including revenue from installation and integration services, customer specific development work, the resale of third-party hardware, and consulting and training services.

The following table sets forth revenue for the years ended January 31, 2021, 2020, and 2019:

	Year Ended January 31,			% Change
(in thousands)	2021	2020	2019	2021-2020	2020-2019
Software	$187,236	$201,487	$191,062	(7)%	5%
Software service	190,013	171,866	158,146	11%	9%
Professional service and other	66,209	83,756	84,252	(21)%	(1)%
Total revenue	$443,458	$457,109	$433,460	(3)%	5%

Software Revenue

Software revenue decreased approximately $14.3 million, or 7%, from $201.5 million for the year ended January 31, 2020 to $187.2 million for the year ended January 31, 2021, primarily due to a decrease in product deliveries due to delays attributed to the impact of COVID-19, as our customers shifted their attention to addressing operational challenges associated with the pandemic, partially offset by an increase in our software subscription revenue.

Software Service Revenue

Software service revenue increased approximately $18.1 million, or 11%, from $171.9 million for the year ended January 31, 2020 to $190.0 million for the year ended January 31, 2021, resulting primarily from an increase in support revenue due to an increase in our customer installed base and an increase in our SaaS revenue.

Professional Service and Other Revenue

Professional service and other revenue decreased approximately $17.6 million, or 21%, from $83.8 million for the year ended January 31, 2020 to $66.2 million for the year ended January 31, 2021. The decrease was primarily due to a decrease in third-party hardware reselling activity and project related development services as we continue our software model transition along with a slight decrease in deployment services due to COVID-19 restrictions.

Cost of Revenue

The following table sets forth cost of revenue by software, software service and professional service and other, as well as amortization of acquired technology for the years ended January 31, 2021, 2020, and 2019:

	Year Ended January 31,			% Change
(in thousands)	2021	2020	2019	2021-2020	2020-2019
Cost of software revenue	$35,647	$36,071	$34,144	(1)%	6%
Cost of software service revenue	44,893	45,012	51,237	—%	(12)%
Cost of professional service and other revenue	51,186	80,517	83,975	(36)%	(4)%
Amortization of acquired technology	943	2,405	7,416	(61)%	(68)%
Total cost of revenue	$132,669	$164,005	$176,772	(19)%	(7)%

Cost of Software Revenue

Cost of software revenue decreased approximately $0.5 million, or 1%, from $36.1 million for the year ended January 31, 2020 to $35.6 million for the year ended January 31, 2021, primarily due to a corresponding decrease in our software revenue. Software revenue gross margins slightly decreased from 82% to 81% in the years ended January 31, 2020 and January 31, 2021 due to a slightly favorable change in product mix.

Cost of Software Service Revenue

Cost of software service revenue decreased approximately $0.1 million, from $45.0 million in the year ended January 31, 2020 to $44.9 million in the year ended January 31, 2021. The decrease was primarily due to a decrease in personnel costs as a result of cost reduction initiatives related to COVID-19 and travel expenses, partially offset by an increase in third party service providers costs. Our software service gross margins increased from 74% in the year ended January 31, 2020 to 76% in the year ended January 31, 2021 primarily due to increasing economies of scale as a result of software revenue growth.

Cost of Professional Service and Other Revenue
Cost of professional service and other revenue decreased approximately $29.3 million, or 36%, from $80.5 million in the year ended January 31, 2020 to $51.2 million in the year ended January 31, 2021. The decrease was primarily due to a reduction in third-party hardware reselling, along with a decrease in travel expenses and personnel costs due to our transition to a software model and as a result of cost reduction initiatives related to COVID-19. Our professional service and other gross margins increased from 4% in the year ended January 31, 2020 to 23% in the year ended January 31, 2021, due to a decrease in third-party hardware and personnel costs as a result of our transition to a software model.

Amortization of Acquired Technology

Amortization of acquired technology decreased approximately $1.5 million, or 61%, from $2.4 million in the year ended January 31, 2020 to $0.9 million in the year ended January 31, 2021. The decrease was attributable to acquired technology intangible assets from historical business combinations becoming fully amortized during the year ended January 31, 2021, partially offset by amortization expense of acquired technology-based intangible assets associated with business combinations that closed during the prior year, for which a full year of amortization expense is reflected in the current year.

Further discussion regarding our business combinations appears in Note 6, “Business Combinations” to our combined financial statements included elsewhere in this Form 20-F.

Research and Development, Net

The following table sets forth research and development, net for the years ended January 31, 2021, 2020, and 2019:

	Year Ended January 31,			% Change
(in thousands)	2021	2020	2019	2021 - 2020	2020-2019
Research and development, net	$ 128,705	$111,297	$100,006	16%	11%

Research and development, net increased approximately $17.4 million, or 16%, from $111.3 million in the year ended January 31, 2020 to $128.7 million in the year ended January 31, 2021. The increase was primarily due to a $11.2 million increase in employee compensation and related expenses, excluding stock-based compensation, which were to support our investments to further productize our portfolio during our ongoing software model transition, a $4.5 million increase in third party software components to accelerate our development, a $2.3 million decrease in capitalized software development costs and a $0.9 million decrease in government reimbursements. These increases in costs were partially offset by a $0.7 million decrease in stock-based compensation expenses under Verint’s stock plans, primarily due to a change in the R&D employee bonus payment structure and a $0.7 million decrease in contractors and consultants due to cost reduction initiatives we implemented in response to the COVID-19 pandemic.

Selling, General and Administrative Expenses

The following table sets forth selling, general and administrative expenses for the years ended January 31, 2021, 2020, and 2019:

	Year Ended January 31,			% Change
(in thousands)	2021	2020	2019	2021 - 2020	2020-2019
Selling, general and administrative	$162,590	$153,901	$137,342	6%	12%

Selling, general and administrative expenses increased approximately $8.7 million, or 6%, from $153.9 million in the year ended January 31, 2020 to $162.6 million in the year ended January 31, 2021. This increase was primarily attributable to a $17.5 million increase in expenses related to the separation of our business from Verint, a $5.1 million increase in employee compensation expenses, excluding stock-based compensation, mainly due to a change in our bonus payment structure and a $1.7 million increase due to the change in the fair value of our obligations under contingent consideration arrangements, as a result of revised outlooks for achieving the performance targets under several unrelated contingent consideration arrangements. These increases were partially offset by a $6.3 million decrease in travel related expenses and a $4.1 million decrease in contractors and consultants due to cost reduction initiatives we implemented in response to the COVID-19 pandemic. Certain selling, general and administrative costs that were temporarily reduced due to COVID-19 cost-saving initiatives were restored in the latter part of our fiscal second quarter. Additionally, agent commission costs decreased by $2.9 million and stock-based compensation expenses under Verint’s stock plans decreased by $2.0 million, primarily due to a change in the bonus payment structure.

Amortization of Other Acquired Intangible Assets

The following table sets forth amortization of other acquired intangible assets for the years ended January 31, 2021, 2020, and 2019:

	Year Ended January 31,			% Change
(in thousands)	2021	2020	2019	2021-2020	2020-2019
Amortization of other acquired intangible assets	$1,218	$593	$651	105%	(9)%

Amortization of other acquired intangible assets increased approximately $0.6 million, or 105%, from $0.6 million in the year ended January 31, 2020 to $1.2 million in the year ended January 31, 2021. The increase was attributable to amortization expense associated with acquired intangible assets from business combinations that closed during the prior year, for which a full year of amortization expense is reflected in the current year, partially offset by acquired customer-related intangible assets from historical business combinations becoming fully amortized during the year ended January 31, 2021.

Further discussion regarding our business combinations appears in Note 6, “Business Combinations” to our combined financial statements included elsewhere in this Form 20-F.

Other Income, Net

The following table sets forth total other income, net for the years ended January 31, 2021, 2020, and 2019:

	Year Ended January 31,			% Change
(in thousands)	2021	2020	2019	2021-2020	2020-2019
Interest income	$1,347	$3,509	$3,165	(62)%	11%
Interest expense	(185)	(481)	(499)	(62)%	(4)%
Other income (expense):
Gains on equity investments, net	$3,769	$—	$—	100%	—%
Foreign currency gains (losses)	1,682	(728)	(2,094)	(331)%	(65)%
(Losses) gains on derivatives	(95)	395	726	(124)%	(46)%
Other, net	(70)	(71)	(46)	(1)%	54%
Other expense, net	5,286	(404)	(1,414)	(1,408)%	(71)%
Total other income, net	$6,448	$2,624	$1,252	146%	110%

Total other income, net, increased by $3.8 million from $2.6 million in the year ended January 31, 2020 to $6.4 million in the year ended January 31, 2021, mainly due to an unrealized gain of $3.2 million from a fair value adjustment to a noncontrolling equity investment, and a realized gain of $0.6 million upon the receipt of proceeds related to the partial sale of the same equity investment.

Interest income decreased by $2.2 million from $3.5 million in the year ended January 31, 2020 to $1.3 million in the year ended January 31, 2021 mainly due to a decrease in the federal funds rates in the year ended January 31, 2021.

We recorded $1.7 million of net foreign currency gains in the year ended January 31, 2021, compared to $0.7 million of net foreign currency losses in the year ended January 31, 2020. Our foreign currency gains and losses are primarily the result of the fluctuation of the U.S. dollar relative to other foreign currencies, mainly the New Israeli Shekel, euro and Singapore dollar.

Net losses on derivative financial instruments (not designated as hedging instruments) were $0.1 million for the year ended January 31, 2021 as compared to net gains on derivative financial instruments of $0.4 million for the year ended January 31, 2020. The net losses in the current period primarily reflected losses on contracts executed to hedge movements in the exchange rate between the U.S. dollar and the Singapore dollar.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the years ended January 31, 2021, 2020, and 2019:

	Year Ended January 31,			% Change
(in thousands)	2021	2020	2019	2021-2020	2020-2019
Provision for income taxes	$4,414	$2,567	$7,620	72%	(66)%

Our effective income tax rate was 17.9% for the year ended January 31, 2021, compared to an effective income tax rate of 8.6% for the year ended January 31, 2020. For the year ended January 31, 2021, our effective income tax rate was lower than the U.S. federal statutory income tax rate of 21.0% primarily due to the mix and levels of income and losses among taxing jurisdictions.

For the year ended January 31, 2020, our effective income tax rate was lower than the U.S. federal statutory income tax rate of 21.0% primarily due to a net tax benefit of $13.3 million recorded in relation to changes in unrecognized income tax benefits and other items as a result of an audit settlement in a non-U.S. jurisdiction, partially offset by the mix and levels of income and losses among taxing jurisdictions and the impact of U.S. taxation of certain non-U.S. activities.

5.B. LIQUIDITY AND CAPITAL RESOURCES

Overview

Our primary recurring source of cash is the collection of proceeds from the sale of products and services to our customers, including cash periodically collected in advance of delivery or performance.

Our primary recurring use of cash is payment of our operating costs, which consist primarily of employee-related expenses, such as compensation and benefits, as well as general operating expenses for travel, marketing, facilities and overhead costs, and capital expenditures. Cash generated from operations, along with our existing cash, cash equivalents, and short-term investments, are our primary sources of operating liquidity, and we believe that our operating liquidity is sufficient to support our current business operations, and capital expenditure requirements.

We have historically expanded our business in part by investing in strategic growth initiatives, including acquisitions of products, technologies, and businesses. We have used cash as consideration for all of our historical business acquisitions, including approximately $18.7 million of net cash expended for business acquisitions during the year ended January 31, 2020. There were no business acquisitions during the year ended January 31, 2021.

We continually examine our options with respect to terms and sources of existing and future short-term and long-term capital resources to enhance our operating results and to ensure that we retain financial flexibility. We have not historically raised capital through the issuance of equity or the incurrence of debt, however we may decide to do so in the future.

We entered into two revolving credit facilities effective upon the completion of the spin-off, which provide for up to $100.0 million in total borrowings. There were no amounts drawn on the facilities at or immediately following the distribution date or as of the date of this Annual Report.

Cash balances that are restricted pursuant to the terms of various agreements are classified as restricted cash and included in restricted cash and cash equivalents, and restricted bank time deposits, and other assets in our combined balance sheets. These restricted balances primarily represent deposits to secure bank guarantees in connection with customer sales contracts. The amounts of these deposits can vary depending upon the terms of the underlying contracts and were not available for general operating use. As of January 31, 2021 and 2020, we held $42.1 million and $69.4 million, respectively, of restricted cash, cash equivalents, and restricted bank time deposits (including long-term portions).

Based on past performance and current expectations, we believe that our cash, cash equivalents, short-term investments and cash generated from operations will be sufficient to meet anticipated operating costs, working capital needs, ordinary course capital expenditures, research and development spending, and other commitments for at least the next twelve months.

Our liquidity could be negatively impacted by a decrease in demand for our products and service and support, including the impact of changes in customer buying behavior due to circumstances over which we have no control. If we determine to make additional business acquisitions or otherwise require additional funds, we may need to raise additional capital, which could involve the issuance of equity or debt securities or expansion of our current credit facility.

As of January 31, 2021, we did not have any off-balance sheet arrangements that we believe have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Cash Flow Activity for the Years Ended January 31, 2021 and 2020

The following table summarizes our total cash, cash equivalents, restricted cash, cash equivalents, and bank time deposits, and short-term investments, as of January 31, 2021 and 2020:

	January 31,
(in thousands)	2021	2020
Cash and cash equivalents	$78,570	$201,090
Restricted cash and cash equivalents, and restricted bank time deposits (excluding long term portions)	27,042	43,813
Short-term investments	4,713	6,603
Total cash, cash equivalents, restricted cash and cash equivalents, restricted bank time deposits, and short-term investments	$110,325	$251,506

A summary of the sources and uses of cash, cash equivalents, restricted cash and restricted cash equivalents for the years ended January 31, 2021, 2020, and 2019 is as follows:

	Year Ended January 31,
(in thousands)	2021	2020	2019
Net cash provided by operating activities	$71,311	$67,186	$53,735
Net cash provided by (used in) investing activities	16,418	(29,541)	(68,339)
Net cash (used in) provided by financing activities	(205,617)	(85,973)	6,057
Effect of foreign currency exchange rate changes on cash, cash equivalents, restricted cash, and restricted cash equivalents	(864)	(985)	(544)
Net decrease in cash, cash equivalents, restricted cash, and restricted cash equivalents	$(118,752)	$(49,313)	$(9,091)

Our operating activities generated $71.3 million of cash during the year ended January 31, 2021, which was supplemented by $16.4 million of net cash provided by investing activities, and offset by $205.6 million of net cash used in financing activities during this year. Further discussion of these items appears below.

Capital Allocation Framework

As noted above, after cash utilization required for working capital, capital expenditures and required debt services for our credit facilities, we expect that our primary usage of cash for the foreseeable future will be for business combinations.

Operating Activities

Net cash provided by operating activities is driven primarily by our net income or loss, as adjusted for non-cash items, and working capital changes. Operating activities generated $71.3 million of net cash during the year ended January 31, 2021, compared to $67.2 million generated during the year ended January 31, 2020. Our increased operating cash flow in the current year was primarily due to the net effect of changes in operating assets and liabilities, as compared to the prior year, partially offset by lower net income and the net effect of non-cash items.

Our cash flow from operating activities can fluctuate from period to period due to several factors, including the timing of our billings and collections, the timing and amounts of interest, income tax and other payments, and our operating results.

Investing Activities

During the year ended January 31, 2021, our investing activities generated $16.4 million of net cash, including a $31.1 million decrease in restricted bank time deposits during the period, $2.6 million of net maturities and sales of short-term investments, and $2.1 million of proceeds from settlements of our derivative financial instruments not designated as hedges and other investing activities. The cash provided by these investing activities was partially offset by $19.3 million of payments for property, equipment, and capitalized software development costs. Restricted bank time deposits are typically deposits, which do not qualify as cash equivalents, used to secure bank guarantees in connection with sales contracts, the amounts of which will fluctuate from period to period.

During the year ended January 31, 2020, our investing activities used $29.5 million of net cash, including $21.3 million of payments for property, equipment, and capitalized software development costs, $18.7 million for business acquisitions and a $14.2 million increase in restricted bank time deposits during the period, partially offset by $24.6 million of net maturities and sales of short-term investments and proceeds from settlements of our derivative financial instruments not designated as hedges.

We had no significant commitments for capital expenditures as of January 31, 2021.

Financing Activities

For the year ended January 31, 2021, our financing activities used $205.6 million of net cash, the most significant portions of which were $189.0 million for net parent transfers, $7.0 million for repayments of borrowings from parent, $4.9 million for the financing portion of payments under contingent consideration arrangements related to prior business combinations, and $4.2 million of dividends to the noncontrolling interest holders in our joint venture.

For the year ended January 31, 2020, our financing activities used $86.0 million of net cash, the most significant portions of which were $72.1 million for net parent transfers, $6.0 million for repayments of borrowings from parent, $4.3 million of dividends to the noncontrolling interest holders in our joint venture, and $3.4 million for the financing portion of payments under contingent consideration arrangements related to prior business combinations.

Debt

For the year ended January 31, 2021, we had a current related party dividend payable of $35.0 million and other current related party payables of $3.8 million, which are presented in current liability due to parent. For the year ended January 31, 2020, our debt included related party notes payable of $7.0 million, which are presented in current maturities of note to parent. Additionally, we incurred interest expense for related party notes payable of $0.2 million, $0.4 million and $0.5 million for the years ended January 31, 2021, 2020 and 2019, respectively.

Foreign Currency, Derivatives, and Hedging

From time to time, we enter into foreign currency forward contracts in an effort to reduce the volatility of cash flows primarily related to forecasted payroll and payroll-related expenses denominated in New Israeli Shekels. These contracts are generally limited to durations of approximately twelve months or less. We have also periodically entered into foreign currency forward contracts to manage exposures resulting from forecasted customer collections denominated in currencies other than the respective entity’s functional currency and exposures from cash, cash equivalents, and short-term investments and accounts payable denominated in currencies other than the applicable functional currency.

During the years ended January 31, 2021 and 2020, we recorded a $0.1 million net loss and a $0.4 million net gain, respectively, on foreign currency forward contracts not designated as hedges for accounting purposes. We had $0.3 million of net unrealized gains on outstanding foreign currency forward contracts as of January 31, 2021, with notional amounts totaling $54.8 million. We had $0.7 million of net unrealized losses on outstanding foreign currency forward contracts as of January 31, 2020, with notional amounts totaling $89.0 million.

The counterparties to our foreign currency forward contracts are major commercial banks. While we believe the risk of counterparty nonperformance is not material, past disruptions in the global financial markets have impacted some of the financial institutions with which we do business. A sustained decline in the financial stability of financial institutions as a result of disruption in the financial markets could affect our ability to secure creditworthy counterparties for our foreign currency hedging programs.

Aggregate Contractual Obligations

Our purchase obligations of $62.4 million as of January 31, 2021 are associated with agreements for purchases of goods or services generally including agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transactions. Agreements to purchase goods or services that have cancellation provisions with no penalties are excluded from these purchase obligations.

Our combined balance sheet at January 31, 2021 included $6.9 million of non-current tax reserves, net of related benefits (including interest and penalties of $1.0 million) for uncertain tax positions. We do not expect to make any significant payments for these uncertain tax positions within the next twelve months.

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development spending totaled $129.2 million, $112.7 million and $101.7 million for the years ended January 31, 2021, 2020 and 2019 respectively. As described in the “Risk Factors” section and elsewhere in this Form 20-F, government regulations and policies can make developing or marketing new technologies expensive or uncertain due to various restrictions on trade and technology transfers. See “Item 3. Key Information—3.D. Risk Factors” and “Item 4. Information on the Company—4.B. Business Overview—Government Regulations.” For further information on our research and development policies and additional product information, see “Item 4. Information on the Company— 4.B. Business Overview.”

5.D. TREND INFORMATION

Please see “—5.A. Operating Results—Market Trends” and “Item 4. Information on the Company—4.B. Business Overview—Market Trends” for trend information.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The following table presents information about our current executive officers and directors as of the date of this Annual Report:

Name	Age
Elad Sharon, Chief Executive Officer	45
Dan Bodner	62
Earl Shanks	64
Richard Nottenburg	67
Dafna Gruber	56
Zvika Naggan	62
Karmit Shilo	59

Elad Sharon, Chief Executive Officer and Director

Mr. Sharon has served as our Chief Executive Officer and as a member of our board of directors since February 1, 2021, the effective date of the spin-off. Previously, he served as the President of Verint’s Cyber Intelligence Solutions business since February 2016. Since joining Verint in 1997, Mr. Sharon held a broad range of management positions in the Cyber Intelligence Solutions business, including Senior Vice President of Products, R&D and Delivery, Senior Vice President of Strategic Programs, and Chief Operating Officer.

Dan Bodner, Chairman of the Board

Mr. Bodner has served as our non-executive Chairman of the board of directors since February 1, 2021, the effective date of the spin-off. He also serves as Chief Executive Officer and Chairman of the board of directors of Verint. Since Verint’s founding in 1994, Mr. Bodner has served as its Chief Executive Officer and a director, and assumed the role of Verint’s Chairman of the board in August 2017.

Dafna Gruber, Director

Ms. Gruber has served as a member of our board of directors since February 1, 2021, the effective date of the spin-off. Ms. Gruber has served as Chief Financial Officer of Aqua Security Ltd. since February 2019. Previously, she served as Chief Financial Officer of Landa Corporation Ltd. from 2017 to 2018, of Clal Industries Ltd. from 2015 to 2017, of Nice Systems Ltd. from 2007 to 2015, and of Alvarion from 1999 to 2007. Ms. Gruber currently serves as an external director and/or independent director, and an audit committee and/or compensation committee member of several public companies, including Nova Measuring Instruments Ltd., Tufin Software Technology Ltd., and TAT Industries Ltd.

Zvika Naggan, Director

Mr. Naggan has served as a member of our board of directors since February 1, 2021, the effective date of the spin-off. Mr. Naggan served as a Managing Partner at Red Dot Capital Partners from 2016 to 2019, as Executive Director at Team 8 – Cyber Security Foundry from 2015 to 2016. Previously, Mr. Naggan served as Chief Information Officer at Bank Hapoalim from 2011 to 2014, in several senior management positions at Amdocs, culminating in President of the Product Business Group, from 2005 to 2010, as President and CEO of Cimatron from 2003 to 2005, and in multiple executive roles at Comverse from 1992 to 2002. Mr. Naggan has served as a director of several companies including Migdal Funds, Claroty, Global E, and Celeno.

Richard Nottenburg, Director

Dr. Nottenburg has served as a member of our board of directors since February 1, 2021, the effective date of the spin-off. Dr. Nottenburg also serves as a director of Verint. Dr. Nottenburg is currently an Executive Partner at OceanSound Partners LP, a private equity firm, and an investor in various early-stage technology companies. Previously, Dr. Nottenburg served as President and Chief Executive Officer and a member of the board of directors of Sonus Networks, Inc. from 2008 through 2010. From 2004 until 2008, Dr. Nottenburg was an officer with Motorola, Inc., ultimately serving as its Executive Vice President, Chief Strategy Officer and Chief Technology Officer. Dr. Nottenburg is currently a member of the board of directors of Sequans Communications S.A., where he serves as a member of the compensation committee and the audit committee. Dr. Nottenburg previously served on the board of directors of PMC-Sierra Inc., Aeroflex Holding Corp., Anaren, Inc., Comverse Technology, Inc. and Violin Memory, Inc.

Earl Shanks, Director

Mr. Shanks has served as a member of our board of directors since January 18, 2021, shortly before the effective date of the spin-off. Mr. Shanks previously served as a director of Verint and resigned upon the completion of the spin-off. Since March 2017, Mr. Shanks has served as a director of Gaming & Leisure Properties, Inc. From November 2015 until May 2017, Mr. Shanks served as the Chief Financial Officer of Essendant Inc. Previously, Mr. Shanks served as the Chief Financial Officer at Convergys Corporation, and held various financial leadership roles with NCR Corporation, ultimately serving as its Chief Financial Officer.

Karmit Shilo, Director

Ms. Shilo has served as a member of our board of directors since February 1, 2021, the effective date of the spin-off. From 2000 to 2019, Ms. Shilo served in various management roles at Amdocs, including Global Head of HR (from 2010 to 2019), Vice President of Products, Vice President of Consulting and Learning Services, and Director of Business Consulting Corporate Sales. Since 2017, Ms. Shilo has been a private investor in NEOME – Women Investment Club, while also serving as an advisor to various non-profit organizations.

Senior Management

The following table sets forth information regarding our senior management as of the date of this Annual Report.

Name	Age
Elad Sharon, Chief Executive Officer	45
David Abadi, Chief Financial Officer	47
Miki Migdal, Chief Business Officer	60
Amit Daniel, Chief Marketing Officer	49
Ziv Levi, Chief Legal Officer	53
Marom Ben Menahem, Chief Revenue Officer	51
Rini Karlin, Chief People Officer	49
Sharon Chouli, Chief Customer Officer	51

David Abadi, Chief Financial Officer

Mr. Abadi has served as Chief Financial Officer since the completion of the spin-off. Previously, he served as the Chief Financial Officer of Verint’s Cyber Intelligence Solutions division since 2012. Mr. Abadi has more than two decades of finance and accounting experience. Prior to joining Verint, he served as the EMEA Finance Controller for Polycom in Netherlands and as Senior Finance Manager for Polycom in Israel. He also spent over five years in various capacities at PricewaterhouseCoopers in its New York and Israel offices.

Miki Migdal, Chief Business Officer

Mr. Migdal has served as our Chief Business Officer since the completion of the spin-off, leading our global product organization. Mr. Migdal is a veteran software industry executive, with over three decades of experience and expertise in Enterprise Software, Big-Data, and Artificial Intelligence. Prior to joining the Cognyte business in 2020, Mr. Migdal was the President of NICE Enterprise and NICE Israel, Senior Vice President of Products and R&D at SAP Global, President of SAP Labs Israel, and CEO of SAP Israel.

Amit Daniel, Chief Marketing Officer

Ms. Daniel has served as our Chief Marketing Officer since the completion of the spin-off. Previously, she served as the Senior Vice President of Marketing and Strategy of Verint’s Cyber Intelligence Solutions business since 2015. Ms. Daniel has two decades of experience as a marketing leader in global high-tech companies. Prior to joining the Cognyte Business, Ms. Daniel was EVP Marketing and Products at cVidya (now an Amdocs company) and VP Marketing, Business Development and Products at Starhome (now TOMIA).

Ziv Levi, Chief Legal Officer

Mr. Levi has served as our Chief Legal Officer since the completion of the spin-off. Previously, he served as the General Counsel, and later Senior Vice President and General Counsel, of Verint’s Cyber Intelligence Solutions business since 2009. Mr. Levi is a seasoned attorney with over 20 years of experience in a range of technology companies. Prior to joining the Cognyte Business, Mr. Levi held in-house legal positions at Lumenis and at Elta Systems, a subsidiary of Israel Aerospace Industries (IAI).

Marom Ben Menahem, Chief Revenue Officer

Mr. Ben Menahem has served as our Chief Revenue Officer since the completion of the spin-off. Previously, he served as the Senior Vice President of Global Sales of Verint’s Cyber Intelligence Solutions business since 2019. Mr. Ben Menahem brings over two decades of experience driving business growth and success for global technology companies, with a track record for building strong sales organizations. Prior to joining the Cognyte Business, Mr. Ben Menahem held a series of roles in finance and sales, most recently, as Executive Vice President of global sales at Starhome Mach.

Rini Karlin, Chief People Officer

Ms. Karlin has served as our Chief People Officer since the completion of the spin-off. Previously, she served as the Senior Vice President of Human Resources of Verint’s Cyber Intelligence Solutions business since the end of 2018. Ms. Karlin is a seasoned HR executive with over two decades of experience in global HR management in technology companies, who brings a strategic approach to leadership and talent development, scaling employee experience, culture transformation and reward planning. Prior to joining the Cognyte Business, Ms. Karlin was Senior Vice President at Perion Network and Vice President Human Resources at Comverse.

Sharon Chouli, Chief Customer Officer

Mr. Chouli has served as our Chief Customer Officer since the completion of the spin-off. Since joining Verint in 1997, Mr. Chouli held a broad range of management positions in the Cyber Intelligence Solutions business, culminating in the position of Senior Vice President, Head of Global Customer Operations. Mr. Chouli is an accomplished leader with over two decades of experience in information technology and software. Prior to joining the Cognyte Business, Mr. Chouli held roles in Telrad Networks and in the Israel Aerospace Industries R&D unit.

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, and are not aware of, any arrangements pursuant to which any of our senior management members or directors was selected as such. In addition, there are no family relationships among our senior management members or directors.

6.B. COMPENSATION

Because we are a newly incorporated entity, during the year ended January 31, 2021, we did not provide any compensation to our directors or senior management.

Certain of the directors who serve on our board of directors previously served as directors of Verint. All of the members of our senior management team previously served as executives of the Cyber Intelligence Solutions business unit of Verint. The following table presents, in the aggregate, all compensation that Verint paid to those of our directors who served as directors of Verint (in their capacities as directors), and our senior management team members who served in the Cyber Intelligence Solutions business unit at Verint, for the year ended January 31, 2021. The table does not include any amounts that Verint paid to reimburse any of such persons for costs incurred in providing it with services during that period.

(in thousands)	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 14 persons	$2,156	$489	$7,531

Following the spin-off, as an independent public company, we now compensate our directors and senior management team in accordance with the recommendation of our Compensation Committee and, generally, subject to the approval of our board of directors and consistent with the terms of our compensation policy and in accordance with the requirements of the Companies Law (as described below under “—6.C. Board Practices—Compensation Committee—Compensation Policy under the Companies Law”).

In accordance with the Companies Law, following our first annual general meeting of shareholders after the spin-off (at which time we will be considered a public company under the Companies Law), we will be required to disclose the compensation paid to our five most highly compensated officers on an individual basis for the previous fiscal year in future annual reports on Form 20-F.

Share Incentive Plan

The following sets forth certain information with respect to our share incentive plan. The following description is only a summary of the plan and is qualified in its entirety by reference to the full text of the plan, which serves as an exhibit to this Form 20-F.

Upon the expiration of our share incentive plan, no further grants may be made thereunder, although any existing awards will continue in full force in accordance with the terms under which they were granted.

2021 Share Incentive Plan

In connection with the spin-off we adopted a new 2021 share incentive plan (the “2021 Plan”), under which we are able to grant equity-based incentive awards to attract, motivate and retain the talent for which we compete.

Subject to the terms and conditions of the 2021 Plan, the maximum number of shares available for issuance under the 2021 Plan is equal to the sum of (i) 9,500,000 shares, plus (ii) such number of shares equal to the number of Verint shares that were issued upon the exercise or vesting of awards granted pursuant to the Verint Systems Inc. Amended and Restated 2015 Long-Term Stock Incentive Plan or Verint Systems Inc. 2019 Long-Term Stock Incentive Plan (collectively, the “Verint Plans”) under Section 102 of the Israeli Tax Ordinance, and which Verint shares, as of the effectiveness of the consummation of the spin-off, are held by a trustee appointed in accordance with Section 102 of the Israeli Tax Ordinance, plus (iii) such number of shares that are underlying the awards originally granted to our employees under the Verint Plans that were adjusted in accordance with the exchange ratio set forth in the Employee Matters Agreement and issued under the 2021 Plan upon the effectiveness of the spin-off (excluding any awards included in sub-clause (ii) above); provided, however, that no more than 5,000,000 shares may be issued upon the exercise of incentive stock options.

The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Tax Ordinance, and Section 3(i) of the Israeli Tax Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

Section 102 of the Israeli Tax Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options, subject to the terms and conditions set forth in the Israeli Tax Ordinance. Our non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Israeli Tax Ordinance, which does not provide for similar tax benefits.

The 2021 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, restricted share units and other share-based awards. Grants may be evidenced by award agreements, other contractual arrangements and/or resolutions of the Compensation Committee of our board of directors. Options granted under the 2021 Plan to our employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options.

In the event of termination of a grantee’s employment or service with the company or any of its affiliates (other than by reason of death or permanent disability), all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator. After such three-month period, all unexercised awards will terminate.

In the event of termination of a grantee’s employment or service with the company or any of its affiliates due to such grantee’s death or permanent disability, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate, or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within twelve months after such date of termination, unless otherwise provided by the administrator. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the twelve-month period following such date will terminate.

Notwithstanding any of the foregoing, if a grantee commits an act during the course of the grantee’s employment or services with the company or any of its affiliates that constitutes or would have constituted “cause,” as defined in the 2021 Plan, the Compensation Committee of our board of directors may provide for cancellation or forfeiture of all outstanding awards (whether vested or unvested).

6.C. BOARD PRACTICES

General

Our board of directors consists of seven members. Our Articles of Association provide that the number of board members (including external directors, if applicable) shall be set by our board of directors from time to time, provided that it will consist of not less than three and not more than eleven members. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our chief executive officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our chief executive officer. Their terms of employment are subject to the approval of the Compensation Committee of our board of directors and of our board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Our board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the board of directors, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by our board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our Audit Committee and Compensation Committee are described below.

Our board of directors oversees how management monitors compliance with our risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by us. Our board of directors is assisted in its oversight role by an internal audit department. The internal audit department undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our Audit Committee.

Board Structure

Under our Articles of Association, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting our entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election.

Our directors are divided among the three classes as follows:

•Class I directors: Mr. Nottenburg, Mr. Naggan and Ms. Shilo;

•Class II directors: Mr. Bodner and Ms. Gruber; and

•Class III directors: Mr. Shanks and Mr. Sharon.

Any amendment to the foregoing structure of our board of directors, or to the authorized range of number of directors set forth in our Articles of Association, requires the approval of at least 65% of the total voting power of our shareholders.

Nomination, Election and Removal of Directors

Each of the directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions), provided that in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions for election of directors will be presented to the meeting shall be determined by our board of directors in its discretion. Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

Under our Articles of Association, the approval of the holders of at least 65% of the total voting power of our shareholders will generally be required to remove any of our directors from office, and any amendment to that provision shall require the approval of at least 65% of the total voting power of our shareholders. In addition, vacancies on our board of directors may be filled exclusively by a vote of a simple majority of the directors then in office, or, if determined by the board, by a vote of our shareholders. A director so appointed will hold office until the next annual general meeting of our shareholders for the class in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in the Articles of Association, until the next annual general meeting of our shareholders at which the class to which he or she has been assigned by our board of directors is subject to election. The approval of at least 65% of the total voting power of our outstanding shares is required in order to amend this Articles provision concerning the filling of vacancies on the board.

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may nominate a director. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possess the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law. Any such shareholder notice (and related documentation) must be delivered to our registered Israeli office within seven days after we publish notice of our upcoming annual general meeting (or within 14 days after we publish a preliminary notification of an upcoming annual general meeting).

Chairman of the Board

Our board of directors may elect one director to serve as the chairman of our board of directors to preside at the meetings of our board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of our board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the company; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, we have a separate chairman and chief executive officer.

External Directors

We have elected to be governed by an exemption under the Companies Law regulations that exempts us from appointing external directors and from complying with the Companies Law requirements related to the composition of the Audit Committee and Compensation Committee of our board of directors. Our eligibility for that exemption is conditioned upon: (i) the continued listing of our shares on Nasdaq (or one of a few select other non-Israeli stock exchanges); (ii) there not being a controlling shareholder (generally understood to be a 25% or greater shareholder) of our company under the Companies Law; and (iii) our compliance with the Nasdaq listing rules requirements as to the composition of (a) our board of directors - which requires that we maintain a majority of independent directors (as defined under the Nasdaq listing rules) on our board of directors and (b) the Audit Committee and Compensation Committees of our board of directors (which require that such committees consist solely of independent directors (at least three and two members, respectively), as described under the Nasdaq listing rules). At the time that it determined to exempt Cognyte from the external director requirement, the board of directors affirmatively determined that we met the conditions for exemption from the external director requirement, including that a majority of the members of our board of directors, along with each of the members of the Audit Committee and Compensation Committee of our board of directors, are independent under the Nasdaq listing rules.

Our election to exempt our company from compliance with the external director requirement can be reversed at any time by our board of directors, in which case we would need to hold a shareholder meeting to once again appoint external directors, whose election would be for a three-year term. The election of each external director would require a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•the majority voted in favor of election includes a majority of the shares held by noncontrolling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, which we refer to as a disinterested majority; or

•the total number of shares held by noncontrolling, disinterested shareholders (as described in the previous bullet point) voted against the election of the director does not exceed two percent (2%) of the aggregate voting rights in Cognyte.

The term “controlling shareholder” is defined in the Companies Law (for purposes of the voting requirements for the election of external directors) as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder.

An “office holder” is defined in the Companies Law as a chief executive officer (referred to as a general manager), chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Each person listed in the tables in “—6.A. Directors and Senior Management” is an office holder under the Companies Law.

Committees of Our Board of Directors

Our board of directors has established three standing committees, the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee.

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors. Because we have opted out from the external director requirement under the Companies Law, we need not comply with this composition requirement for our Audit Committee under the Companies Law (so long as we comply with the corresponding Nasdaq requirement).

Listing Requirements

Under the Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our Audit Committee consists of Mr. Shanks, Ms. Gruber and Mr. Naggan. Mr. Shanks serves as the chairman of the Audit Committee. All members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our board of directors has determined that each of Mr. Shanks and Ms. Gruber is an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules.

Our board of directors has determined that each member of our Audit Committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test under Nasdaq rules for independence of board and committee members.

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the Audit Committee consistent with the Companies Law, the SEC rules and the Nasdaq corporate governance rules, which include:

•retaining and terminating our independent auditors, subject to the ratification of our board of directors, and in the case of retention, to that of our shareholders;

•pre-approving of audit and non-audit services and related fees and terms, to be provided by the independent auditors;

•overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

•reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

•recommending to our board of directors the retention and termination of the head internal auditor, and the head internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal audit department;

•reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

•identifying irregularities in our business administration, inter alia, by consulting with the head internal auditor or with the independent auditor, and suggesting corrective measures to our board of directors;

•reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the Company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

•establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Compensation Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee, which generally must be comprised of at least three directors. Because we have opted out from the external director requirement under the Companies Law, we need not comply with this composition requirement for our Compensation Committee under the Companies Law (so long as we comply with the corresponding Nasdaq requirement).

Listing Requirements

Under the Nasdaq corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors.

Our Compensation Committee consists of Mr. Nottenburg, Mr. Naggan and Ms. Shilo. Mr. Nottenburg serves as chairman of the Compensation Committee. Our board of directors has determined that each member of our Compensation Committee is independent under the Nasdaq rules, including the additional independence requirements applicable to the members of a compensation committee.

Compensation Committee Role

In accordance with the Companies Law, the roles of our Compensation Committee are, among others, as follows:

•recommending to our board of directors with respect to the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

•reviewing the implementation of the compensation policy and periodically recommending to our board of directors with respect to any amendments or updates of the compensation policy;

•resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

•exempting, under certain circumstances, a transaction with our chief executive officer from the approval of the general meeting of our shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with the Nasdaq rules, which include among others:

•recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

•reviewing and approving the granting of options and other incentive awards to our chief executive officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

•administering our equity-based compensation plans, including without limitation, recommending to our board of directors the adoption and/or amendment of such plans, interpreting such plans and the awards and agreements issued pursuant thereto, and approving and recommending to our board of directors the approval of awards to eligible persons under the plans and the terms of such awards.

Compensation Policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by the company’s board of directors after receiving and considering the recommendations of its compensation committee. In addition, a compensation policy must be approved at least once every three years, first, by the company’s board of directors, upon recommendation of the compensation committee, and second, by a simple majority of the shares present, in person or by proxy, and voting at a shareholders meeting, provided that either:

•such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy and who are present, in person or by proxy, and voting (excluding abstentions); or

•the total number of shares of noncontrolling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy does not exceed two percent (2%) of the aggregate voting rights in the company.

Under special circumstances, the company’s board of directors may approve the compensation policy despite the objection of its shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.

If a company such as ours that adopted a compensation policy in advance of its initial public offering or distribution of its securities, and described it in its prospectus (or similar document, such as the Form 20-F filed in connection with the spin-off) for such offering/distribution, then that compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above. Furthermore, that compensation policy will remain in effect for a term of five years from the date on which that company becomes a public company.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

•the education, skills, experience, expertise and accomplishments of the relevant office holder;

•the office holder’s position, responsibilities and prior compensation agreements with him or her;

•the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

•if the terms of employment include variable components—the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•if the terms of employment include severance compensation—the term of employment or office of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, his or her individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other features:

•with regards to variable components:

•with the exception of office holders who report directly to the chief executive officer, determining the variable components on long-term performance basis and on measurable criteria; however, the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, if such amount is not higher than three monthly salaries per annum, while taking into account such office holder’s contribution to the company; and

•the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant;

•a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of his or her terms of employment, if such amounts were paid based on information later discovered to be wrong, and such information was restated in the company’s financial statements;

•the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•a limit to retirement grants.

Our compensation policy, which became effective upon the closing of the spin-off, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

Our compensation policy also addresses our executive officers’ individual characteristics (such as the officer’s respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance or a unique company transaction), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our chief executive officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our chief executive officer and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers other than our chief executive officer may alternatively be based entirely on a discretionary evaluation. Furthermore, our chief executive officer will be entitled to approve performance objectives for executive officers who report to him.

The measurable performance objectives of our chief executive officer will be determined annually by our Compensation Committee and our board of directors. A non-material portion of the chief executive officer’s annual cash bonus may be based on a discretionary evaluation of the chief executive officer’s overall performance by the Compensation Committee and our board of directors, based on quantitative and qualitative criteria.

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and time or performance based restricted share units, in accordance with our share incentive plan then in place. Equity-based incentives granted to executive officers are generally subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess. The policy also enables our chief executive officer to approve an immaterial change in the terms of employment of an executive officer who reports directly him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allows us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law, subject to certain limitations set forth therein.

Our compensation policy also provides for compensation to the members of our board of directors either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in our compensation policy. Pursuant to our compensation policy, the compensation that may be granted to a director may include: an initial “welcome” equity grant for new board members, an annual equity grant, an annual cash retainer, annual cash fees for service on board committees or in board leadership roles, and an annual cash supplement for international directors (who reside outside of Israel).

Nominating and Governance Committee

Companies Law Requirements

The Companies Law does not require that our board of directors appoints a nominating committee or governance committee to address director nominations or corporate governance requirements. We have nevertheless elected to comply with the Nasdaq requirement to appoint such a committee, as described below, rather than to rely upon home country practice.

Listing Requirements

Under the Nasdaq corporate governance rules, we are required to maintain a nominating committee consisting of at least two independent directors.

Our Nominating and Governance Committee consists of Mr. Shanks, Ms. Gruber and Ms. Shilo. Mr. Shanks serves as chairman of the Nominating and Governance Committee. Our board of directors has determined that each member of our Nominating and Governance Committee is independent under the Nasdaq rules.

Nominating and Governance Committee Role

Our board of directors has adopted a nominating and governance committee charter that sets forth the responsibilities of the Nominating and Governance Committee, which include, among other things:

•evaluating and making recommendations to our board of directors concerning the structure, composition and functioning of our board of directors and all board committees;

•recommending to our board of directors for its approval criteria for board and committee membership, including a description of any specific and minimum qualifications that the Nominating and Governance Committee believes must be met by a committee-recommended nominee;

•identifying and evaluating individuals, including individuals proposed by our shareholders, qualified to serve as members of our board of directors, consistent with criteria established by the committee, a new director candidate evaluation process and the qualification requirements set forth under the Companies Law and Nasdaq corporate governance rules;

•recommending to the board candidates for election or reelection by our board of directors at each annual general meeting of shareholders;

•establishing procedures for annual performance evaluations of the members of our board of directors on an individual basis, and our board of directors and the committees thereof on a collective basis;

•reviewing our board of directors meeting procedures, including the appropriateness and adequacy of the information supplied to directors prior to and during meetings of our board of directors;

•establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to the board a set of corporate governance guidelines applicable to our company; and

•assisting our board of directors in fulfilling its oversight responsibilities relating to corporate responsibility and environmental, social and governance matters.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must also appoint an internal auditor nominated by the audit committee.

The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The Audit Committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our Internal Auditor is not our employee, but rather a firm which specializes in internal auditing.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

•information on the advisability of a given action brought for such office holder’s approval or performed by him or her by virtue of his or her position; and

•all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

•refrain from any conflict of interest between the performance of his or her duties in the company and his or her performance of his or her other duties or personal affairs;

•refrain from any action that is competitive with the company’s business;

•refrain from exploiting any business opportunity of the company to receive a personal gain for such office holder or others; and

•disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder.

Approval of Related Party Transactions under Israeli Law

General

Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

•the office holder acts in good faith and the act or its approval does not cause harm to the company; and

•the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

•the office holder’s relatives; or

•any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

Under the Companies Law, an extraordinary transaction is a transaction:

•not in the ordinary course of business;

•not on market terms; or

•that is likely to have a material effect on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within Cognyte nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an office holder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in an extraordinary transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at that meeting or vote on that matter, unless a majority of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Under the Companies Law, all arrangements as to compensation of office holders require approval of the compensation committee and board of directors, and compensation of office holders who are directors must be also approved, subject to certain exceptions, by the shareholders, in that order. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

•at least a majority of the shares held by shareholders who have no conflict of interest (referred to under the Companies Law as a “personal interest”) in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the above-mentioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance (via the proxy card or voting instruction form) or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations toward the company and other shareholders, including, among other things, voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

•amendment of the articles of association;

•increase in the company’s authorized share capital;

•merger; and

•the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Code of Conduct and Business Ethics

Our board of directors adopted a written Code of Business Conduct and Ethics reinforcing our guiding principles to act with the highest level of integrity and ethical standards and setting forth our expectations regarding personal and corporate conduct for all of our directors, officers, employees and representatives.

Exculpation, Indemnification and Insurance of Directors and Officers

Exculpation of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from his or her liability for a breach of the duty of loyalty to the company, but may exempt an office holder, in advance, from his or her liability, in whole or in part, for a breach of his or her duty of care to the company (except with regard to distributions), if the articles of association so provide. Our Articles of Association permit us to exempt our office holders, retroactively or in advance, from his or her liability, in whole or in part, for a breach of his or her duty of care to the company, up to the highest amount permitted by law.

Office Holders’ Insurance

As permitted by the Companies Law, our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders concerning an act performed by him or her in his or her capacity as an office holder for:

•a breach of his or her duty of care to us or to another person;

•a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests;

•a financial liability imposed upon him or her in favor of another person;

•expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under Israeli securities laws, if applicable, and payments made to injured persons under specific circumstances thereunder;

•expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her, including reasonable litigation expenses; and

•any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder in Cognyte.

Indemnification of Office Holders

As permitted by the Companies Law, our Articles of Association provide that we may indemnify any of our office holders for an act performed in his or her capacity as an office holder, retroactively (after the liability has been incurred) or in advance against the following:

•a financial liability incurred by, or imposed on, him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; provided that our undertaking to indemnify with respect to such events on a prospective basis is, according to the Companies Law, limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or standard that our board of directors determines to be reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify;

•reasonable litigation expenses, including attorney’s fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or her or concluded with the imposition of a financial liability in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent, all according to the law, or in connection with a financial sanction;

•reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or charged to him or her by a court, resulting from the following: proceedings we institute against him or her or instituted on our behalf or by another person; a criminal indictment from which he or she was acquitted; or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of intent;

•expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under Israeli securities laws, if applicable, and payments made to injured persons under specific circumstances thereunder;

•expenses paid in connection with the administrative proceeding which was instituted against him or her, including reasonable litigation expenses, such as attorneys’ fees; and

•any other matter in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder in Cognyte.

Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that a company may not indemnify an office holder nor exculpate an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•a breach by the office holder of his or her duty of loyalty, unless with respect to indemnification and insurance, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly, unless it was committed only negligently;

•any act or omission committed with the intent to derive an illegal personal benefit; or

•any fine levied against the office holder.

In addition, under the Companies Law, exculpation of, an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, our office holders must be approved by our Compensation Committee and our board of directors and, in specified circumstances, such as if the office holder is a director, is generally required to be approved by our shareholders.

We have entered into agreements with each of our directors and executive officers to indemnify them to the fullest extent permitted by law, subject to limited exceptions. The maximum aggregate amount of indemnification that we may pay to our directors and executive officers based on such indemnification agreements is, generally, in any five year-period, the greatest of:

•twenty-five percent (25%) of our total shareholders’ equity based on our most recent financial statements as of the time of the actual payment of indemnification;

•$200.0 million;

•ten percent (10%) of our total market capitalization (determined based on the average closing price of our shares over the 30 trading days prior to the actual payment of indemnification multiplied by the total number of our issued and outstanding shares as of the date of actual payment); and

•in connection with or arising out of a public offering of our securities, the aggregate amount of proceeds from the sale by us and/or any of our shareholders of securities in such offering.

We also maintain a directors’ and officers’ liability insurance policy, which we may adjust from time to time. The aggregate coverage limit of the policy we will maintain each year is not currently expected to exceed the greater of $50.0 million or 50% of our shareholders equity, based on our most recent financial statements at the time of approval by our Compensation Committee. The annual premiums that we pay under that policy will reflect current market conditions and will not materially affect our profitability, assets or liabilities.

6.D. EMPLOYEES

As of January 31, 2021 we employed approximately 2,000 professionals, including certain contractors, with approximately, 63%, 22%, 10% and 5% of our employees and contractors located in Israel, EMEA, Americas, and APAC, respectively.

We consider our relationship with our employees to be good and a critical factor in our success. Our employees in Israel are not covered by any collective bargaining agreements although certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Laborers in Israel) and the Coordinating Bureau of Economic Organizations (including the Manufacturers’ Association of Israel) are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Industry, Trade and Labor. In some cases, our employees outside Israel are automatically subject to certain protections negotiated by organized labor in those countries directly with the government or trade unions, or are automatically entitled to severance or other benefits mandated under local laws. Although in certain countries we have work councils and statutory employee representation obligations, our employees are generally not represented by labor unions on an ongoing basis. We have never experienced a work stoppage.

The table below sets forth the breakdown of the total year-end number of our full-time equivalent employees by main category of activity for the past three years.

	As of January 31,
	2021	2020	2019
	(full-time equivalents)
Management and G&A	271	256	237
Product Delivery	157	190	171
Research & Development	965	1,010	988
Sales & Marketing	332	334	283
Service & Support	296	329	318
Total	2,021	2,119	1,997

6.E. SHARE OWNERSHIP

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see Item 6.B. “Director, Senior Management and Employees—Compensation—Share Option Plans.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares immediately after completion of the spin-off (except as otherwise noted below) by:

•each person or entity known by us to own beneficially more than 5% of our outstanding shares. We based the share amounts on such person’s beneficial ownership of Verint shares on January 31, 2021 according to the Verint share register and certain ownership disclosure notifications received by Verint, giving effect to a distribution ratio of one Cognyte share for each Verint share held by such person as of the close of business on January 25, 2021, the record date for the spin-off;

•each of our directors and executive officers individually; and

•all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For the purposes of the table below, we deem restricted shares units scheduled to vest within 60 days of January 31, 2021, to be outstanding and to be beneficially owned by the person holding restricted shares units for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 65,773,335 ordinary shares outstanding as of January 31, 2021.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 33 Maskit, Herzliya Pituach, 4673333, Israel.

	Shares Beneficially Owned
Name of beneficial owner	Number	%
Directors and executive officers
Dan Bodner	683,036	1.0%
Elad Sharon	15,200	*
Earl Shanks	38,738	*
Richard Nottenburg	3,300	*
Dafna Gruber	—	*
Zvika Naggan	—	*
Karmit Shilo	—	*
David Abadi	7,158	*
Sharon Chouli	16,259	*
Ziv Levi	7,336	*
Rini Karlin	4,128	*
Marom Ben Menahem	—	*
Amit Daniel	—	*
Miki Migdal	—	*
All directors and executive officers as a group (14 persons)	775,155	1.2%
Principal Shareholders
The Vanguard Group, Inc.(1)	5,745,335	8.7%
BlackRock, Inc.(2)	4,961,329	7.5%
Clal Insurance Enterprises Holdings Ltd.(3)	4,329,015	6.6%

* Less than 1%

(1) As reported in the Schedule 13G filed with the SEC on February 10, 2021 by The Vanguard Group, Inc. (“Vanguard”), Vanguard has shared voting power over 104,856 shares of Verint common stock, sole dispositive power over 5,587,455 shares of Verint common stock, and shared dispositive power over 157,880 shares of Verint common stock.

(2) As reported in the Schedule 13G filed with the SEC on February 1, 2021 by BlackRock, Inc. (“BlackRock”), BlackRock has sole voting power over 4,844,759 shares of Verint common stock, and sole dispositive power over 4,961,329 shares of Verint common stock.

(3) As reported in the Schedule 13G filed with the SEC on February 16, 2021 by Clal Insurance Enterprises Holdings Ltd. (“Clal”), Clal has shared voting and dispositive power over 4,329,015 shares of Verint common stock, 71,750 shares of which are beneficially held for its own account, and 4,257,265 shares of which are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions.

Changes in Ownership

This item is not applicable because our spin-off occurred on February 1, 2021.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of January 31, 2021, there were 1,665 registered holders of our shares, one of which (Cede & Co., the nominee of the Depository Trust Company) is a United States registered holder, holding approximately 99.8% of our outstanding ordinary shares.

7.B. RELATED PARTY TRANSACTIONS

Agreements with Verint

In connection with the spin-off we entered into a Separation and Distribution Agreement (the “Separation and Distribution Agreement”) with Verint related to the separation and distribution, and we entered into several other agreements with Verint prior to completion of the spin-off to effect the separation and provide a framework for our relationship with Verint after the spin-off. These agreements govern the relationship between Verint and us following the completion of the spin-off and provide for the separation of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax liabilities) of Verint and its subsidiaries that constituted the Cognyte Business and are attributable to periods prior to, at and after the separation. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to our separation from Verint and the distribution of our shares to holders of Verint shares), these agreements include:

•a Tax Matters Agreement;

•an Employee Matters Agreement;

•a limited duration Transition Services Agreement;

•an Intellectual Property Cross License Agreement; and

•a Trademark Cross License Agreement.

The material agreements described below were filed as exhibits to the Form 20-F we filed in connection with the spin-off and the related distribution and the summaries below set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this Annual Report.

Separation and Distribution Agreement

We entered into the Separation and Distribution Agreement with Verint. The Separation and Distribution Agreement sets forth our agreements with Verint regarding the principal actions taken, and to be taken, in connection with the separation and distribution.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement identifies the assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us and Verint, including as part of the Internal Transactions effected prior to the distribution, the purpose of which is to ensure that, at the time of the spin-off and thereafter, each of us and Verint holds the assets which it requires to operate, in our case, the Cognyte Business and, in the case of Verint, Verint’s other businesses, and retains or assumes (as applicable) liabilities, including pending and future claims, which primarily relate to such business or such assets (whether arising prior to, at or after the date of execution of the Separation and Distribution Agreement).

The Separation and Distribution Agreement provides for when and how such transfers, assumptions and assignments occurred, or will occur (to the extent that such transfers, assumptions and assignments have not already occurred prior to the parties’ entry into the Separation and Distribution Agreement). The Separation and Distribution Agreement further sets forth the basis on which individual assets and liabilities (or any part thereof), the transfer of which is subject to a third-party consent or notification which has not been obtained or if the transfer thereof cannot for regulatory reasons occur by the date on which implementation of the separation occurs in the relevant jurisdiction, will, subject to certain exceptions, continue to be held by the relevant transferor for the use, benefit or burden of, and at the cost of, the relevant transferee.

The Distribution. The Separation and Distribution Agreement governs the rights and obligations of the parties with respect to the distribution. On the distribution date, Verint distributed to its shareholders that held Verint common stock as of the record date all of our issued and outstanding shares on a pro rata basis.

Representations and Warranties. We and Verint each provided customary representations and warranties as to our respective capacity to enter into the Separation and Distribution Agreement. Except as expressly set forth in the Separation and Distribution Agreement or any Ancillary Agreement, neither we nor Verint make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. Except as expressly set forth in the Separation and Distribution Agreement and the Ancillary Agreements, all assets were transferred on an “as is,” “where is” basis.

Release of Claims. We and Verint each agreed to release the other and its affiliates, successors and assigns, and all persons that prior to completion of the spin-off have been the shareholders, directors, officers, agents or employees of the other or its affiliates, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to liabilities arising from (i) the transactions and activities to implement the separation and distribution, and (ii) our respective businesses or liabilities. These releases will be subject to limited exceptions set forth in the Separation and Distribution Agreement.

Indemnification. We and Verint each agreed to indemnify the other and each of the other’s affiliates and past, present, or future directors, officers, agents and employees and each of the heirs, executors, successors and assigns of any of the foregoing against certain liabilities incurred in connection with the spin-off and related to our and Verint’s respective businesses. The amount of either Verint or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives or other amounts actually recovered (including pursuant to any indemnity from a third party).

Management of Certain Litigation Matters. Subject to certain exceptions, we will direct the defense of any litigation or claims that constitute only our liabilities or our assets and certain actions specified at the time of signing the Separation and Distribution Agreement. Verint will direct the defense of any litigation or claims that constitute only Verint liabilities or Verint assets and certain actions specified at the time of signing the Separation and Distribution Agreement. In the case of any litigation or claim that constitutes only our liabilities or our assets, but Verint or an affiliate is named as a party thereto, we will use commercially reasonable efforts to have Verint or such Verint affiliate removed as a party. In the case of any litigation or claim that constitutes only Verint liabilities or Verint assets, but we or an affiliate are named as a party thereto, Verint will use commercially reasonable efforts to have us or such affiliate removed as a party. We and Verint will jointly manage (whether as co-defendants or as co-plaintiffs) certain actions specified at the time of signing the Separation and Distribution Agreement and any litigation or claims that constitute both our liability and a Verint liability or both our assets and Verint’s assets.

Dispute Resolution. For any disputes between us and Verint arising out of the Separation and Distribution Agreement or the Ancillary Agreements, such disputes will initially be considered for informal dispute resolution by a committee comprised of two of our representatives and two Verint representatives on a steering committee. If the dispute is not resolved within 15 days of submission to the steering committee, we or Verint may submit the dispute for non-binding mediation. If negotiation and any mediation fails, we and Verint will resolve the dispute in a court of competent jurisdiction located in New York, New York. However, we or Verint may seek preliminary or injunctive relief from a court without first complying with the dispute resolution procedures if such action is reasonably necessary to avoid irreparable damage.

Term / Termination. The Separation and Distribution Agreement may not be terminated following the completion of the distribution unless the parties mutually agree in writing to terminate it.

Expenses. We and Verint will each bear our own expenses in connection with the separation and distribution.

Other Matters Governed by the Separation and Distribution Agreement. Other matters governed by the Separation and Distribution Agreement include, without limitation, mutual non-compete and non-solicitation obligations, insurance arrangements, confidentiality, further assurances, treatment of outstanding guarantees and similar credit support, record retention and the exchange of and access to certain information, books and records.

Internal Transactions. Upon the terms and conditions set forth in the Separation and Distribution Agreement, we and Verint effected the internal transactions steps set forth in the schedules to the Separation and Distribution Agreement. The purpose of the internal transactions is to ensure that, at the time of the spin-off and thereafter, each of us and Verint holds the assets which it requires to operate, in our case, the Cognyte Business and, in the case of Verint, the Customer Engagement Business, and retains or assumes (as applicable) liabilities, including pending and future claims, which primarily relate to such business or such assets (whether arising prior to, at or after the date of execution of the Separation and Distribution Agreement).

Tax Matters Agreement

In connection with the spin-off, we entered into a tax matters agreement (the “Tax Matters Agreement”) with Verint under which we and Verint each agreed to share the obligation to pay any taxes as shown on tax returns filed by Verint (or any member of its group), on one hand, and us (or any member of our group), on the other hand, such that we will be primarily responsible for any taxes related to, or arising in connection with, the Cognyte Business, and Verint will be responsible for any taxes related to, or arising in connection with, the Customer Engagement Business, regardless of which party prepares and files any such tax return and whether such taxes arise prior to or after the spin-off. We and Verint also agreed to share responsibility for preparing relevant tax returns, which responsibility will depend on the type of a tax return and the period for which such tax return is being filed. We and Verint agreed to indemnify each other under the Tax Matters Agreement for certain actions or inactions that cause the distribution of our stock to fail to qualify as tax-free for U.S. federal income and Israeli tax purposes. If the distribution fails to qualify as tax-free due to no fault of either Verint or us, Verint and we will jointly be responsible for any resulting tax. We and Verint agree generally to cooperate in preparing and filing tax returns and will retain and make available tax records to the other party. Contests with taxing authorities are generally controlled by whichever of us or Verint bears the potential liability for the contested tax. However, with respect to certain income tax returns of Verint group, Verint has an exclusive right to control any contest with taxing authorities regarding tax liabilities in connection with such income tax returns, even if we are allocated all or a portion of such taxes under the terms of the Tax Matters Agreement. If any tax contest relates to a failure of the spin-off to qualify as tax-free due to the fault of Verint or us, then the party at fault will control such tax contest. If neither party is at fault, Verint and we will jointly control any tax contest relating to the failure of the distribution to qualify as tax-free for U.S. federal income or Israeli tax purposes. Disputes among the parties to the Tax Matters Agreement will be referred to independent tax counsel in the event the parties are unable to resolve such disputes in a timely manner without the engagement of independent tax counsel.

Employee Matters Agreement

In connection with the spin-off, we entered into an employee matters agreement (the “Employee Matters Agreement”) with Verint which sets forth our agreements with Verint regarding the allocation of liabilities and responsibilities with respect to employees, employment matters, compensation, benefit plans, and other related matters in connection with the separation and distribution.

Allocation of Employment Liabilities. The general principle for the allocation of employment-related liabilities is that (i) we assume (or retain) all such liabilities relating to our employees as well as former employees of the CES Group (as defined in the Separation and Distribution Agreement) who worked wholly or substantially in the Cognyte Business as of the date immediately prior to the termination of their employment (“former Cognyte employees”) and (ii) Verint assumes (or retains) all such liabilities relating to all other current and former employees of the CES Group, in each case, regardless of when such liabilities arise. In addition, we assume (or retain) all liabilities set forth in offer letters extended to prospective employees ultimately hired by us (or any member of our group), and Verint assumes (or retains) all liabilities set forth in offer letters extended to prospective employees ultimately hired by the CES Group, in each case, including any promises to recommend equity grants.

We will cooperate in good faith with Verint to identify our employees, and we will indemnify Verint for any liabilities (including severance) relating to the transfer of employment to Cognyte, the termination of any our employees following the date of the spin-off, and any other liabilities assumed by us under the Employee Matters Agreement.

Terms and Conditions of Cognyte Employees. Prior to and for a period of twelve months following the date of the spin-off, if it is determined that it is in the mutual best interests of the parties to transfer either an individual classified as a Verint employee to us, or an individual classified as one of our employees to Verint, then the parties will use commercially reasonable efforts to ensure that such employees are transferred accordingly, and such subsequently transferring employees will continue to be classified as either Verint employees or our employees, as applicable, until the date of such transfer.

Employee Benefit and Bonus Plans. We agreed following the spin-off to adopt or continue in effect our benefit plans that were in effect prior to the distribution date, including the new equity incentive plan, which was adopted prior to the spin-off. We will be responsible for all cash bonus payments to our employees, and any bonuses that our employees have elected to receive in the form of equity under Verint's stock bonus program will be settled in shares of our common stock.

Collective Bargaining Agreements. We agreed that following the spin-off we will retain or assume each collective bargaining agreement covering any of our employees and will assume all liabilities arising under such collective bargaining agreements.

Severance and Unemployment Compensation. We agreed that following the spin-off we will retain or assume all severance and unemployment compensation liabilities relating to our employees or former Cognyte employees, or reimburse Verint for any such expenses it incurs in connection with the separation.

Incentive Equity Awards. As of the date of the spin-off, outstanding Verint incentive equity awards, both inside and outside of the United States, were separated into either (1) adjusted awards over Verint common stock for those employees who remained with Verint, or (2) converted and adjusted awards over our ordinary shares for those employees who remained with us following the separation and distribution. Outstanding phantom awards tied to the value of Verint equity will receive the same treatment as the incentive equity awards described in the previous sentence but will be settled in cash.

Transition Services Agreement

In connection with the spin-off, we entered into a transition services agreement (the “Transition Services Agreement”) with Verint under which we and Verint will provide and/or make available various administrative services and assets to each other for a given period based on each individual service, with an option to extend certain services after the first year. In no case will services be provided for more than 24 months after the spin-off. Services to be provided by Verint to us include certain services related to finance, accounting, business technology, human resources information systems, human resources, facilities, document management and record retention and technical support. Services to be provided by us to Verint include certain services related to finance, accounting, legal, information technology, human resources and document management and record retention. In consideration for such services, we and Verint will each pay fees to the other for the services provided, and those fees will generally be in amounts intended to allow the party providing services to recover all of its direct and indirect costs incurred in providing those services, plus a standard markup, and subject to a mutually agreed upon increase following an extension of the initial service term. The fees charged for the first year of services are fixed. Fees for services provided by third-party suppliers will be on a straight pass-through basis. The personnel performing services under the Transition Services Agreement will be employees and/or independent contractors of the party providing the service and will not be under the direction or control of the party to whom the service is being provided. Subject to certain exceptions, the liability of each party under the Transition Services Agreement for the services it provides will generally be limited to the aggregate fees paid or payable to such party in connection with the provision of such services. The Transition Services Agreement also provides that the provider of a service will not be liable to the recipient of such service for any special, indirect, punitive, incidental, or consequential damage, including loss of profits, diminution in value, business interruptions, and claims of customers. The Transition Services Agreement will also contain customary mutual indemnification provisions.

Intellectual Property Cross License Agreement

On the date of the spin-off, we entered into an Intellectual Property Cross License Agreement with Verint under which each party and its affiliates grants reciprocal licenses to the other party for certain patents and other non-trademark intellectual property (“patents and other IP”). The reciprocal licenses permit each party’s affiliates to practice the patents and other IP either directly or by way of a sublicense. The Intellectual Property Cross License Agreement will continue until the parties mutually agree to terminate it or a party terminates it for uncured breach by, or bankruptcy or insolvency of, the other party.

Trademark Cross License Agreement

In connection with the spin-off, we entered into a trademark cross license agreement (the “Trademark Cross License Agreement”) with Verint under which Verint and its affiliates granted to us, and we may sublicense to our affiliates, and we and our affiliates granted to Verint and its affiliates a non-exclusive, worldwide, non-transferable license to use certain Verint or Cognyte trademarks for which each party retains ownership in connection with the separation, solely for uses of the licensed trademarks as such marks are used in the respective business as of the date of the spin-off and/or for the purposes of transitioning Cognyte and Verint to separate businesses. All licenses granted under the Trademark Cross License Agreement will terminate at the end of the 12-month transition period that begins on the date of the spin-off. The Trademark Cross License Agreement may be terminated earlier than the 12-month transition period if the parties mutually agree to terminate it or a party terminates it for uncured breach by, or bankruptcy or insolvency of, the other party.

7.C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. COMBINED STATEMENTS AND OTHER FINANCIAL INFORMATION

Combined Financial Statements

See Item 18. “Financial Statements”.

Legal Proceedings

In March 2009, one of our former employees, Ms. Orit Deutsch, commenced legal actions in Israel against our primary Israeli subsidiary, Cognyte Technologies Israel Ltd. (formerly known as Verint Systems Limited, “Cognyte IL”) (Case Number 4186/09) and against our former affiliate Comverse Technology, Inc. (Case Number 1335/09). Also, in March 2009, a former employee of Comverse Limited (CTI’s primary Israeli subsidiary at the time), Ms. Roni Katriel, commenced similar legal actions in Israel against Comverse Limited (Case Number 3444/09). In these actions, the plaintiffs generally sought to certify class action suits against the defendants on behalf of current and former employees of Cognyte IL and Comverse Limited who had been granted stock options in Verint and/or CTI and who were allegedly damaged as a result of a suspension on option exercises during an extended filing delay period that is discussed in Verint’s and CTI’s historical public filings. On June 7, 2012, the Tel Aviv District Court, where the cases had been filed or transferred, allowed the plaintiffs to consolidate and amend their complaints against the three defendants: Cognyte IL, CTI, and Comverse Limited.

On October 31, 2012, CTI distributed all of the outstanding shares of common stock of Comverse, Inc., its principal operating subsidiary and parent company of Comverse Limited, to CTI’s shareholders (the “Comverse Share Distribution”). In the period leading up to the Comverse Share Distribution, CTI either sold or transferred substantially all of its business operations and assets (other than its equity ownership interests in Verint and in its then-subsidiary, Comverse, Inc.) to Comverse, Inc. or to unaffiliated third parties. As the result of these transactions, Comverse, Inc. became an independent company and ceased to be affiliated with CTI, and CTI ceased to have any material assets other than its equity interests in Verint. Prior to the completion of the Comverse Share Distribution, the plaintiffs sought to compel CTI to set aside up to $150.0 million in assets to secure any future judgment, but the District Court did not rule on this motion. In February 2017, Mavenir Inc. became successor-in-interest to Comverse, Inc.

On February 4, 2013, Verint acquired the remaining CTI shell company in a merger transaction (the “CTI Merger”). As a result of the CTI Merger, Verint assumed certain rights and liabilities of CTI, including any liability of CTI arising out of the foregoing legal actions. However, under the terms of a Distribution Agreement entered into in connection with the Comverse Share Distribution, Verint, as successor to CTI, is entitled to indemnification from Comverse, Inc. (now Mavenir) for any losses Verint may suffer in its capacity as successor to CTI related to the foregoing legal actions. Under the Separation and Distribution Agreement entered into with Verint in connection with the spin-off, we agreed to indemnify Verint for our share of any losses Verint may suffer related to the foregoing legal actions either in its capacity as successor to CTI, to the extent not indemnified by Mavenir, or due to its former ownership of us and Cognyte IL.

Following an unsuccessful mediation process, on August 28, 2016, the District Court (i) denied the plaintiffs’ motion to certify the suit as a class action with respect to all claims relating to Verint stock options and (ii) approved the plaintiffs’ motion to certify the suit as a class action with respect to claims of current or former employees of Comverse Limited (now part of Mavenir) or of Cognyte IL who held unexercised CTI stock options at the time CTI suspended option exercises. The court also ruled that the merits of the case would be evaluated under New York law.

As a result of this ruling (which excluded claims related to Verint stock options from the case), one of the original plaintiffs in the case, Ms. Deutsch, was replaced by a new representative plaintiff, Mr. David Vaaknin. CTI appealed portions of the District Court’s ruling to the Israeli Supreme Court. On August 8, 2017, the Israeli Supreme Court partially allowed CTI’s appeal and ordered the case to be returned to the District Court to determine whether a cause of action exists under New York law based on the parties’ expert opinions.

Following two unsuccessful rounds of mediation in mid to late 2018 and in mid-2019, the proceedings resumed. On April 16, 2020, the District Court accepted plaintiffs’ application to amend the motion to certify a class action and set deadlines for filing amended pleadings by the parties. CTI submitted a motion to appeal the District Court’s decision to the Supreme Court, as well as a motion to stay the proceedings in the District Court pending the resolution of the appeal. On July 6, 2020, the Supreme Court granted the motion for a stay. On July 27, 2020, the plaintiffs filed their response on the merits of the motion for leave to appeal, and the parties are waiting for further instructions or decisions from the Supreme Court.

We are a party to various litigation matters and claims that arise from time to time in the ordinary course of our business. While we believe that the ultimate outcome of any such current matters will not have a material adverse effect on us, their outcomes are not determinable and negative outcomes may adversely affect our financial position, liquidity, or results of operations.

In addition, under the Separation and Distribution Agreement we entered into with Verint in connection with the spin-off, the parties have agreed to certain other indemnification arrangements with respect to litigation claims and liabilities allocated in the spin-off. Our liabilities in this regard are reflected on our historical Combined Balance Sheets as of January 31, 2021 and 2020.

Policy on Dividend Distributions

We do not anticipate paying any cash dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors our board of directors may deem relevant.

8.B. SIGNIFICANT CHANGES

A discussion of significant changes in our business can be found under Item 4.A. “Information on the Company—History and Development of the Company,” Item 4.B. “Information on the Company—Business Overview” and Item 5.A. “Operating and Financial Review and Prospects—Results of Operations.”

ITEM 9. THE OFFER AND LISTING

9.A. OFFER AND LISTING DETAILS

Our ordinary shares commenced trading on Nasdaq under the symbol “CGNT” on February 2, 2021. Prior to this, no public market existed for our ordinary shares.

9.B. PLAN OF DISTRIBUTION

Not Applicable.

9.C. MARKETS

Our ordinary shares commenced trading on Nasdaq on February 2, 2021 under the symbol “CGNT.”

9.D. SELLING SHAREHOLDERS

Not Applicable.

9.E. DILUTION

Not Applicable.

9.F. EXPENSES OF THE ISSUE

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. SHARE CAPITAL

Not Applicable.

10.B. MEMORANDUM AND ARTICLES OF ASSOCIATION

A copy of our amended and restated articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.1 to this Annual Report and is incorporated by reference into this Annual Report.

10.C. MATERIAL CONTRACTS

For information concerning our material contracts, see “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 7. Major Shareholders and Related Party Transactions— 7.B. Related Party Transactions.”

10.D. EXCHANGE CONTROLS

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our shares. There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The ownership or voting of our shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our Articles of Association or by the laws of the State of Israel.

10.E. TAXATION

Material U.S. Federal Income Tax Considerations

The following summary of United States federal income tax consequences is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this Form 20-F. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the descriptions and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of our shares. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of our shares. Each prospective holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the receipt, ownership, and disposition of our shares, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this Form 20-F, and of any actual changes in applicable tax laws after such date.

The following summarizes the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our shares by U.S. Holders (as defined below). This summary applies only to U.S. Holders that hold our ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency.

This summary is based on the Code, Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code and the Treasury regulations, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not purport to be a complete description of the consequences of the transactions described in this Annual Report, nor does it address the application of estate, gift or non-income U.S. federal tax laws or any state, local or foreign tax laws. The tax treatment of a holder of our shares may vary depending upon that holder’s particular situation. Moreover, this summary does not address certain holders that may be subject to special rules not discussed below, such as (but not limited to):

•persons that are not U.S. Holders (as defined below);

•persons that are subject to alternative minimum taxes;

•insurance companies;

•tax-exempt entities;

•banks and other financial institutions;

•real estate investment trusts, grantor trusts or regulated investment companies;

•U.S. expatriates;

•broker-dealers;

•partnerships (or other entities classified as partnerships for U.S. federal income tax purposes) and other pass-through entities (including S-corporations) and persons that hold our shares through partnerships (or other entities classified as pass-through entities for U.S. federal income tax purposes);

•a U.S. Holder that owns shares through a non-U.S. broker or other non-U.S. intermediary;

•holders whose functional currency is not the U.S. dollar;

•persons that actually or constructively own 10% or more of the total combined voting power or value of all classes of our ordinary shares;

•persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement;

•traders in securities that elect to apply a mark-to-market method of accounting, holders that hold our shares as part of a “hedge,” “straddle,” “conversion,” or other risk reduction transaction for U.S. federal income tax purposes; and

•individuals who receive our shares upon the exercise of compensatory options or otherwise as compensation.

Moreover, this description does not address the United States federal estate or gift tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

HOLDERS AND PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE RECEIPT, OWNERSHIP AND DISPOSITION OF OUR SHARES.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our shares that is, for U.S. federal income tax purposes:

•an individual who is a citizen or resident of the United States;

•a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our shares, you should consult your tax advisor.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION OF COGNYTE’S SECURITIES. EACH HOLDER OF COGNYTE’S SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COGNYTE’S SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Treatment of Cognyte as a U.S. Corporation for U.S. Federal Income Tax Purposes

Although Cognyte is organized as an Israeli limited company, Verint has obtained a U.S. Tax Ruling that Cognyte will be treated as a United States corporation for U.S. federal income tax purposes under Section 7874 of the Code. As a result, we have been treating Cognyte as a U.S. corporation for U.S. federal income tax purposes and, therefore, we do not intend to treat Cognyte as a “passive foreign investment company,” as such rules apply only to non-U.S. corporations that are treated as such for U.S. federal income tax purposes.

The remainder of this discussion assumes that Cognyte is treated as a U.S. corporation for all U.S. federal income tax purposes.

Distributions

Distributions of cash or property that we pay in respect of our ordinary shares will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in gross income by a U.S. holder upon receipt. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. Holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid by us to certain non-corporate U.S. Holders (including individuals) are eligible for U.S. federal income taxation at the rates generally applicable to long term capital gains for individuals (currently at a maximum tax rate of 20%), provided that the U.S. Holder receiving the dividend satisfies the applicable holding period and other requirements. A U.S. Holder may be eligible to claim a foreign tax credit with respect to any Israeli withholding tax imposed on dividends paid by us. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code in the presence of the U.S.-Israel Double Tax Treaty, are not entirely clear at this time. U.S. Holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-Israel Double Tax Treaty.

If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax free return of capital to the extent of the U.S. Holder’s tax basis in our shares, and thereafter will be treated as capital gain.

Sale, Exchange or Other Taxable Disposition

Upon a sale, exchange or other taxable disposition of our ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in our shares. Such capital gain or loss will be long term capital gain or loss if the U.S. Holder has held our shares for more than one year at the time of disposition. Long term capital gains of certain non-corporate U.S. Holders (including individuals) are currently subject to U.S. federal income taxation at a maximum rate of 20%. The deductibility of capital losses is subject to limitations under the Code.

A U.S. Holder may be eligible to claim a foreign tax credit with respect to any Israeli withholding tax imposed on gain from the sale or other disposition of our ordinary shares. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code in the presence of the U.S.-Israel Double Tax Treaty are not entirely clear at this time. U.S. Holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-Israel Double Tax Treaty.

Medicare Surtax

Certain U.S. Holders who are individuals, trusts or estates are required to pay a 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of shares of stock. U.S. Holders should consult their own advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ordinary shares.

Backup Withholding and Information Reporting

United States backup withholding tax and information reporting requirements may apply to certain payments to certain U.S Holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a U.S. payor or U.S. middleman, to a U.S. Holder of our ordinary shares, other than an exempt recipient. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a U.S. payor or U.S. middleman, to a U.S. Holder, other than an exempt recipient, if such U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s United States federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

Material Israeli Tax Considerations

Cognyte is treated as a domestic corporation for Israeli income tax purposes (notwithstanding it being a domestic corporation also for U.S. Federal tax purposes). The following summary of Israeli income tax consequences is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this Form 20-F. Any legislative, judicial or administrative changes or interpretations may be retroactive and could affect the tax consequences to holders of our shares. Some parts of this discussion are based on tax legislation which has not been subject to judicial or administrative interpretation. This summary does not purport to be a legal opinion or advice or to address all Israeli tax aspects that may be relevant to a holder of our shares. Examples of this kind of investor include traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Each prospective holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the receipt, ownership, and disposition of our shares, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this Form 20-F, and of any actual changes in applicable tax laws after such date.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SHARES.

Capital Gains

This discussion is limited to investors for whom disposition of our shares is treated as a capital gain within the meaning of Part E of the Israeli Tax Ordinance (generally, disposition of an asset held for passive investment). Further, this discussion does not purport to consider all aspects of Israeli income taxation that may be relevant to shareholders in light of their particular circumstances. Israeli capital gain tax is imposed on the disposal of assets by an Israeli resident, and on the disposal of such assets by a non-Israel resident if those assets are either (i) located in Israel, (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli Tax Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index or, in certain circumstances, according to the change in the foreign currency exchange rate, between the date of purchase and the date of disposal of the asset.

The Real Capital Gain accrued by individuals on the sale of our shares (that were purchased after January 1, 2012, whether listed on a stock exchange or not) will be taxed at the rate of 25%. However, if such shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding twelve (12) months period and/or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, such gain will be taxed at the rate of 30%.

The Real Capital Gain derived by corporations will be generally subject to the ordinary corporate tax (23% in 2018 and thereafter).

An individual shareholder dealing in securities, or to whom such income is otherwise taxable as ordinary business income, is taxed in Israel at the marginal tax rates applicable to business income (up to 47% in 2020), unless the benefiting provisions of an applicable treaty apply.

Notwithstanding the foregoing, capital gain derived from the sale of our shares by a non-Israeli resident (whether an individual or a corporation) shareholder may be exempt under the Israeli Tax Ordinance from Israeli taxation (subject to the receipt in advance of a valid certificate from the ITA allowing for an exemption) provided that the following cumulative conditions are met: (i) the shares were purchased or distributed to the shareholders as part of the separation and distribution upon or after Cognyte was listed for trading on Nasdaq (this condition will not apply to shares purchased on or after January 1, 2009), provided, among other things (ii) such gains were not derived from a permanent business or business activity that the non-Israeli resident maintains in Israel, and (iii) neither such shareholders nor the particular gain are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985 (this condition will not apply to shares purchased on or after January 1, 2009). These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenue or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for an exemption). For example, the U.S.-Israel Double Tax Treaty exempts a U.S. resident holding the shares as a capital asset who is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Double Tax Treaty from Israeli capital gain tax in connection with such sale, provided that (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the twelve-month period preceding such sale, subject to certain conditions; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days in the aggregate in the taxable year; (iii) the capital gain from the sale, exchange or disposition was not derived through a permanent establishment that the U.S. resident maintains in Israel; (iv) the capital gains arising from such sale, exchange or disposition is not attributed to real estate located in Israel or (v) the capital gains arising from such sale, exchange or disposition is not attributed to royalties; and (vi) the shareholder is a U.S. resident (for purposes of the U.S.-Israel Double Tax Treaty) who is holding the shares as a capital asset. If any of the above conditions is not met, the sale, exchange or disposition of our shares would be subject to Israeli tax, to the extent applicable.

In some instances where our shareholders may be liable for Israeli tax on the sale of their shares, the payment of the consideration may be subject to withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as non-Israeli residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Either the purchaser or the Israeli stockbroker or financial institution through which the shares are held is obliged, subject to the above-mentioned exemptions, to withhold tax upon the sale of securities from the amount of the consideration paid upon the sale of the securities at the rate of 25% in respect of an individual, or at a rate of corporate tax, in respect of a corporation (23% currently).

Upon the sale of securities traded on a stock exchange, a detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 31 of every tax year in respect of sales of securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Tax Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed and no advance payment must be paid, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay Excess Tax (as further explained below). Capital gain is also reportable in the annual income tax return.

Dividends

A distribution of dividends from income, which is not attributed to a Beneficial Enterprise or a Preferred Enterprise, to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding twelve-month period.

Distribution of dividends from income attributed to a Beneficial Enterprise is generally subject to a tax rate of 15% and a distribution of dividend from income attributed to a Preferred Enterprise is generally subject to a tax rate of 20%. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. If the recipient of the dividend is an Israeli resident corporation, such dividend will be generally exempt from income tax, provided the income from which such dividend is distributed was derived or accrued within Israel and is not attributed to exempt profits of a Beneficial Enterprise.

The Israeli Tax Ordinance generally provides that a non-Israeli resident (either individual or corporation) is subject to Israeli income tax on dividends at the rate of 25% (30% if the dividend recipient is a “Controlling Shareholder” at the time of distribution or at any time during the preceding twelve-month period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

For example, under the U.S.-Israel Double Tax Treaty, the following rates will apply in respect of dividends distributed by an Israeli resident company to a Treaty U.S. Resident: (i) if the Treaty U.S. Resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding voting shares of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends—the tax rate of withholding is 12.5% and could be 15% if the dividend is distributed by an Approved Enterprise, and (ii) in all other cases, the tax rate is 25%, or the domestic rate (if such is lower). The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment that the Treaty U.S. Resident maintains in Israel. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

A non-Israeli resident that receives dividend income derived from or accrued from Israel, from which the full amount of tax was withheld at source, is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from a business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obliged to pay excess tax (as further explained below).

Intermediary payers of dividends on our shares, including the financial institution through which the securities are held, are generally required, subject to (i) any of the foregoing exemptions, (ii) reduced tax rates, or (iii) the demonstration of a shareholder of his, her or its foreign residency, to withhold taxes upon the distribution of dividends at a rate of 25%, provided that the shares are registered with a nominee company (for corporations and individuals).

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 651,600 for 2020 which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to income derived from dividends, interest and capital gains.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

10.F. DIVIDENDS AND PAYING AGENTS

Not Applicable.

10.G. STATEMENT BY EXPERTS

Not Applicable.

10.H. DOCUMENTS ON DISPLAY

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. You must review the exhibits themselves for a complete description of the contract or document.

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and periodic reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. In addition, as of the first day of listing of our shares on Nasdaq, copies of all information and documents pertaining to press releases, media conferences, investor updates and presentations at analyst and investor presentation conferences can be downloaded from our website, which will be operational at or prior to the spin-off. The information contained on our website is not a part of this Form 20-F.

As an FPI, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish or make available to our shareholders annual reports containing our combined financial statements prepared in accordance with GAAP. Our Annual Report will contain an “Operating and Financial Review and Prospects” section for the relevant periods.

10.I. SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The major financing risks faced by us will be managed by our treasury function. For information about the effects of currency and interest rate fluctuations and how we manage currency and interest risk, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” Please also see the information set forth under “Note 13. Derivative Financial Instruments” on pages F-33 to F-34 of our combined financial statements and related notes included elsewhere in this Form 20-F.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. DEBT SECURITIES

Not Applicable.

12.B. WARRANTS AND RIGHTS

Not Applicable.

12.C. OTHER SECURITIES

Not Applicable.

12.D. AMERICAN DEPOSITARY SHARES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS

On January 13, 2021, in connection with our spin-off from Verint Systems Inc., we amended and restated our articles of association. A copy of our amended and restated memorandum and articles of association is being filed as Exhibit 1.1 to this Annual Report. See Item 10.B. “Additional Information – Memorandum and Articles of Association.”

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”)) that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures, can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of January 31, 2021. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of January 31, 2021, our disclosure controls and procedures were effective.
Management’s Annual Report on Internal Control over Financial Reporting
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies. This Annual Report also does not include an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies. Additionally, our independent registered public accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting until we are no longer an emerging growth company.
Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

16.A. AUDIT COMMITTEE AND FINANCIAL EXPERT

Our Board has determined that Earl Shanks, Dafna Gruber and Zvika Naggan each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Earl Shanks and Dafna Gruber shall each be considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

16.B. CODE OF ETHICS

We have adopted a Code of Conduct that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Conduct addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Conduct, employee misconduct, conflicts of interest or other violations. Our Code of Conduct is intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act.

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Code of Conduct is available on our website at www.Cognyte.com The information contained on our website is not incorporated by reference in this Annual Report.

16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Because we are a newly incorporated company and the Cognyte Business was part of Verint until the spin-off, we did not pay any fees to the auditors prior to the audit of the year ended January 31, 2021 and all fees were paid directly by Verint. In connection with the audit for the year ended January 31, 2021, we paid Deloitte & Touche LLP an aggregate fee of $0.6 million under an engagement letter with Deloitte & Touche LLP signed by us and Verint.

Pre-Approval Policies and Procedures
The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 29, 2021, Verint, as our then-sole shareholder, recommended, and the audit committee of our board of directors approved, our engagement with Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as our independent registered public accounting firm for the year ending on January 31, 2022. On the same date, the audit committee of the board of directors approved the dismissal of Deloitte & Touche LLP as our independent registered public accounting firm, effective April, 30, 2021. The audit committee of the board of directors’ decision was due solely to the completion of the spin-off.

On February 1, 2021, Verint completed its spin-off of our predecessor, the Cognyte Business of Verint Systems, Inc.(the “Business”). In connection with the spin-off, Verint had engaged Deloitte & Touche LLP to audit the combined financial statements of the Business included in the Company’s Registration Statement on Form 20-F, as amended and filed with the Securities and Exchange Commission on January 14, 2021 and within this Annual Report on Form 20-F. The report of Deloitte & Touche LLP on our combined financial statements as of and for the fiscal years ended January 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainties, audit scope or accounting principles.

During fiscal years 2021 and 2020, there were (a) no disagreements (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused Deloitte & Touche LLP to make reference to the subject matter of the disagreements in its report on our combined financial statements for such fiscal years or (b) “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F).

Prior to the spin-off, Brightman Almagor Zohar & Co. served as a component auditor to Deloitte & Touche LLP in connection with the audits of the Business referred to above. Other than as conducted in the ordinary course of those audits, during the fiscal years 2021 and 2020, neither we, nor anyone on our behalf consulted with Brightman Almagor Zohar & Co. on behalf of us, regarding the application of accounting principles to a specified transaction (either completed or proposed), the type of audit opinion that might be rendered on our combined financial statements, or any matter that was either the subject of a disagreement (as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F).

We have provided Deloitte & Touche LLP with a copy of the foregoing disclosures and requested that Deloitte & Touche LLP furnish us with a letter addressed to the SEC stating whether or not it agrees with the statements made herein, each as required by applicable SEC rules. A copy of Deloitte & Touche LLP’s letter is attached hereto as Exhibit 15.2.

16.G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares are listed on Nasdaq. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the Nasdaq rules. Under the Nasdaq rules, listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by Nasdaq with limited exceptions. We rely on this “home country practice exemption” with respect to the quorum requirement for shareholder meetings and with respect to the shareholder approval requirements. As permitted under the Companies Law, pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33.33% of the issued share capital required under the Nasdaq rules.
We otherwise comply with and intend to continue to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future, however, decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq rules. Following our home country governance practices may provide less protection than is accorded to investors under the Nasdaq rules applicable to domestic issuers.

16.H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Combined Financial Statements

Please refer to pages F-1 through F-43 of this Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

We have filed the following documents as exhibits to this Form 20-F:

Exhibit Number	Description
1.1	Articles of Association of Cognyte Software Ltd. (incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on January 14, 2021).
2.1	Specimen of Share Certificate for Cognyte’s Ordinary Shares (incorporated by reference to Exhibit 2.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on January 14, 2021).
2.2*	Description of Securities.
2.3	Form of Separation and Distribution Agreement (incorporated by reference to Exhibit 2.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on January 14, 2021).
4.1	Form of Tax Matters Agreement (incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on January 14, 2021).
4.2	Form of Employee Matters Agreement incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on January 14, 2021).
4.3	Form of Transition Services Agreement (incorporated by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form 20-F filed with the SEC on January 14, 2021).
4.4	Form of Intellectual Property Cross License Agreement (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 20-F filed with the SEC on January 14, 2021).
4.5	Form of Trademark Cross License Agreement (incorporated by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F filed with the SEC on January 14, 2021).
4.6	Form of Cognyte Software Ltd. 2021 Share Incentive Plan (incorporated by reference to Exhibit 4.6 to the Registrant’s Annual Report on Form 20-F filed with the SEC on January 14, 2021).
4.7	Form of Indemnification Agreement (incorporated by reference to Exhibit 4.7 to the Registrant’s Annual Report on Form 20-F filed with the SEC on January 14, 2021).
4.8	Form of Compensation Policy for Executive Officers and Directors (incorporated by reference to Exhibit 4.8 to the Registrant’s Annual Report on Form 20-F filed with the SEC on January 14, 2021).
4.9
Credit Facility, dated December 27, 2020, among Cognyte Technologies Israel Ltd., as borrower, Cognyte Software Ltd., as guarantor, and Bank Leumi Le-Israel B.M., as lender (incorporated by reference to Exhibit 4.9 to the Registrant’s Annual Report on Form 20-F filed with the SEC on January 14, 2021).

4.10
Credit Facility, dated December 27, 2020, among Cognyte Technologies Israel Ltd., as borrower or guarantor, Cognyte Software Ltd., as borrower or guarantor, and Bank Hapoalim B.M., as lender (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 20-F filed with the SEC on January 14, 2021).

8.1*	List of Subsidiaries
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(d) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(d) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Deloitte & Touche LLP
15.2*	Letter of Deloitte & Touche LLP dated April 29, 2021
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
_________
*    Filed herewith.
**    Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COGNYTE SOFTWARE LTD.

By: /s/ Elad Sharon
Name: Elad Sharon
Title: Chief Executive Officer

By: /s/ David Abadi
Name: David Abadi
Title: Chief Financial Officer

Date: April 29, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Cognyte Software Ltd.
Herzliya, Israel

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of the Cognyte Business of Verint Systems Inc. and subsidiaries (the “Company”) as of January 31, 2021 and 2020, and the related combined statements of operations, comprehensive income, equity, and cash flows for each of the three years in the period ended January 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2021 and 2020, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter

As described in Note 1 to the combined financial statements, the accompanying combined financial statements have been derived from the separate records maintained by Verint Systems Inc. The combined financial statements also include expense allocations for certain corporate functions historically provided by Verint Systems Inc. These allocations may not be reflective of the actual expenses that would have been incurred had the Company operated as a separate entity apart from Verint Systems Inc. A summary of transactions with related parties is included in Note 3 to the combined financial statements.

/s/ DELOITTE & TOUCHE LLP

New York, New York
April 29, 2021

We have served as the Company’s auditor since 2020.

Cognyte Business of Verint Systems Inc.
Combined Balance Sheets

	January 31,
(in thousands)	2021	2020
Assets
Current Assets:
Cash and cash equivalents	$78,570	$201,090
Restricted cash and cash equivalents, and restricted bank time deposits	27,042	43,813
Short-term investments	4,713	6,603
Accounts receivable, net of allowance for doubtful accounts of 4.6 million and 4.1 million, respectively	175,001	180,441
Contract assets, net	20,317	28,873
Inventories	14,542	14,893
Prepaid expenses and other current assets	30,051	36,486
Total current assets	350,236	512,199
Property and equipment, net	37,595	41,579
Operating lease right-of-use assets	32,126	34,152
Goodwill	158,183	158,143
Intangible assets, net	5,299	7,868
Deferred income taxes	3,303	2,015
Other assets	42,076	49,155
Total assets	$628,818	$805,111

Liabilities and Equity
Current Liabilities:
Accounts payable	$41,552	$43,389
Accrued expenses and other current liabilities	91,692	85,947
Contract liabilities	127,012	143,695
Due to parent, current	38,772	7,025
Total current liabilities	299,028	280,056
Long-term contract liabilities	22,037	23,305
Operating lease liabilities	24,135	24,446
Deferred income taxes	4,049	4,732
Other liabilities	9,198	17,401
Total liabilities	358,447	349,940
Commitments and Contingencies
Equity:
Net parent investment	273,006	458,467
Accumulated other comprehensive loss	(15,505)	(13,923)
Total Cognyte Business of Verint Systems Inc. equity	257,501	444,544
Noncontrolling interest	12,870	10,627
Total equity	270,371	455,171
Total liabilities and equity	$628,818	$805,111

See notes to combined financial statements.

Cognyte Business of Verint Systems Inc.
Combined Statements of Operations

	Year Ended January 31,
(in thousands except share and per share data)	2021	2020	2019
Revenue:
Software	$187,236	$201,487	$191,062
Software service	190,013	171,866	158,146
Professional service and other	66,209	83,756	84,252
Total revenue	443,458	457,109	433,460
Cost of revenue:
Software	35,647	36,071	34,144
Software service	44,893	45,012	51,237
Professional service and other	51,186	80,517	83,975
Amortization of acquired technology	943	2,405	7,416
Total cost of revenue	132,669	164,005	176,772
Gross profit	310,789	293,104	256,688
Operating expenses:
Research and development, net	128,705	111,297	100,006
Selling, general and administrative	162,590	153,901	137,342
Amortization of other acquired intangible assets	1,218	593	651
Total operating expenses	292,513	265,791	237,999
Operating income	18,276	27,313	18,689
Other income (expense), net:
Interest income	1,347	3,509	3,165
Interest expense	(185)	(481)	(499)
Other income (expense), net	5,286	(404)	(1,414)
Total other income, net	6,448	2,624	1,252
Income before provision for income taxes	24,724	29,937	19,941
Provision for income taxes	4,414	2,567	7,620
Net income	20,310	27,370	12,321
Net income attributable to noncontrolling interest	6,107	7,179	3,593
Net income attributable to Cognyte Business of Verint Systems Inc.	$14,203	$20,191	$8,728

Net income per ordinary share attributable to Cognyte Business of Verint Systems Inc:
Basic and diluted	$0.22	$0.31	$0.13

Ordinary shares outstanding:
Basic and diluted	65,773	65,773	65,773

See notes to combined financial statements.

Cognyte Business of Verint Systems Inc.
Combined Statements of Comprehensive Income

	Year Ended January 31,
(in thousands)	2021	2020	2019
Net income	$20,310	$27,370	$12,321
Other comprehensive loss, net of reclassification adjustments:
Foreign currency translation adjustments	(1,233)	(1,876)	(1,549)
Net (decrease) increase from foreign exchange contracts designated as hedges	(19)	1,561	(3,935)
(Provision) benefit for income taxes on net (decrease) increase from foreign exchange contracts designated as hedges	(18)	(156)	393
Other comprehensive loss	(1,270)	(471)	(5,091)
Comprehensive income	19,040	26,899	7,230
Comprehensive income attributable to noncontrolling interest	6,419	7,169	3,537
Comprehensive income attributable to Cognyte Business of Verint Systems Inc.	$12,621	$19,730	$3,693

See notes to combined financial statements.

Cognyte Business of Verint Systems Inc.
Combined Statements of Equity

		Accumulated Other Comprehensive Loss	Total Cognyte Business of Verint Systems Inc. Equity		Total Equity
(in thousands)	Net Parent Investment			Noncontrolling Interest
Balances as of February 1, 2018	$430,788	$(8,427)	$422,361	$8,583	$430,944
Cumulative effect of adoption of ASU No. 2014-09	9,147	—	9,147	—	9,147
Adjusted balances, beginning of period	439,935	(8,427)	431,508	8,583	440,091
Net income	8,728	—	8,728	3,593	12,321
Other comprehensive loss	—	(5,035)	(5,035)	(56)	(5,091)
Dividends to noncontrolling interest	—	—	—	(4,409)	(4,409)
Net transfers from parent	32,406	—	32,406	—	32,406
Balances as of January 31, 2019	481,069	(13,462)	467,607	7,711	475,318
Net income	20,191	—	20,191	7,179	27,370
Other comprehensive loss	—	(461)	(461)	(10)	(471)
Dividends to noncontrolling interest	—	—	—	(4,253)	(4,253)
Net transfers to parent	(42,793)	—	(42,793)	—	(42,793)
Balances as of January 31, 2020	458,467	(13,923)	444,544	10,627	455,171
Cumulative effect of adoption of ASU No. 2016-13	(446)	—	(446)	—	(446)
Adjusted balances, beginning of period	458,021	(13,923)	444,098	10,627	454,725
Net income	14,203	—	14,203	6,107	20,310
Other comprehensive (loss) income	—	(1,582)	(1,582)	312	(1,270)
Dividends to noncontrolling interest	—	—	—	(4,176)	(4,176)
Cash dividends declared payable to parent	(35,000)	—	(35,000)	—	(35,000)
Net transfers to parent	(164,218)	—	(164,218)	—	(164,218)
Balances as of January 31, 2021	$273,006	$(15,505)	$257,501	$12,870	$270,371

See notes to combined financial statements.

Cognyte Business of Verint Systems Inc.
Combined Statements of Cash Flows

	Year Ended January 31,
(in thousands)	2021	2020	2019
Cash flows from operating activities:
Net income	$20,310	$27,370	$12,321
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	22,519	17,325	21,021
Provision for doubtful accounts	1,850	1,355	1,937
Stock-based compensation, excluding cash-settled awards	27,423	31,028	25,536
(Benefit) provision from deferred income taxes	(2,195)	5,603	9,003
Non-cash losses (gains) on derivative financial instruments, net	95	(395)	(726)
Change in fair value of contingent consideration for business combinations	(3,665)	(5,392)	(4,201)
Other non-cash items, net	(2,964)	1,747	409
Changes in operating assets and liabilities, net of effects of business combinations:
Accounts receivable	1,496	(24,140)	(44,137)
Contract assets	8,442	17,658	21,621
Inventories	(1,142)	(392)	(3,616)
Prepaid expenses and other assets	5,119	7,032	1,556
Accounts payable and accrued expenses	8,668	1,307	(7,750)
Contract liabilities	(16,770)	9,321	29,998
Other liabilities	210	(20,847)	(10,202)
Other, net	1,915	(1,394)	965
Net cash provided by operating activities	71,311	67,186	53,735

Cash flows from investing activities:
Cash paid for business combinations, including adjustments, net of cash acquired	—	(18,693)	(3,811)
Purchases of property and equipment	(14,199)	(13,691)	(9,923)
Purchases of investments	(48,585)	(29,099)	(57,735)
Maturities and sales of investments	51,174	53,527	28,243
Settlements of derivative financial instruments not designated as hedges	213	212	126
Cash paid for capitalized software development costs	(5,132)	(7,638)	(2,687)
Change in restricted bank time deposits, including long-term portion	31,084	(14,159)	(21,773)
Other investing activities	1,863	—	(779)
Net cash provided by (used in) investing activities	16,418	(29,541)	(68,339)

Cash flows from financing activities:
Net transfers (to) from parent	(189,047)	(72,057)	6,538
Proceeds from parent borrowings	—	—	7,025
Repayments of parent borrowings	(7,025)	(6,000)	(1,000)
Dividends paid to noncontrolling interest	(4,176)	(4,253)	(4,409)
Payments of contingent consideration for business combinations (financing portion)	(4,877)	(3,419)	(2,016)
Other financing activities	(492)	(244)	(81)
Net cash (used in) provided by financing activities	(205,617)	(85,973)	6,057
Foreign currency effects on cash, cash equivalents, restricted cash, and restricted cash equivalents	(864)	(985)	(544)
Net decrease in cash, cash equivalents, restricted cash, and restricted cash equivalents	(118,752)	(49,313)	(9,091)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	233,409	282,722	291,813
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$114,657	$233,409	$282,722

Reconciliation of cash, cash equivalents, restricted cash, and restricted cash equivalents at end of period:
Cash and cash equivalents	$78,570	$201,090	$240,192
Restricted cash and cash equivalents included in restricted cash and cash equivalents, and restricted bank time deposits	25,904	24,513	40,152
Restricted cash and cash equivalents included in other assets	10,183	7,806	2,378
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$114,657	$233,409	$282,722
See notes to combined financial statements.

Cognyte Business of Verint Systems Inc.
Notes to Combined Financial Statements

1.ORGANIZATION, OPERATIONS AND BASIS OF PRESENTATION

Recent Developments

On February 1, 2021, Verint completed the previously announced Spin-off of Cognyte Software Ltd. (the “Company,” “Cognyte,” “we,” “us” and “our”) (the “Spin-off”), which consists of Verint’s former Cyber Intelligence Solutions™ business (referred to herein as the “Cognyte Business of Verint Systems Inc.”), into a separate, independent publicly traded company, Cognyte Software Ltd. (Nasdaq: CGNT). The Spin-off was completed by means of a distribution in which each holder of Verint’s common stock, par value $0.001 per share, received one share of Cognyte’s common stock, no par value, for every share of common stock of Verint held of record as of the close of business on January 25, 2021 (the “Record Date”). After the distribution, Verint does not beneficially own any shares of common stock in Cognyte and will no longer consolidate Cognyte into its financial results for periods ending after January 31, 2021. Please refer to Note 19, “Subsequent Events,” for additional information regarding the Spin-off.

Description of Business

Cognyte is a global provider in security analytics software that empowers governments and enterprises with Actionable Intelligence for a safer world. Our open software fuses, analyzes and visualizes disparate data sets at scale to help security organizations find the needles in the haystacks. Over 1,000 government and enterprise customers in more than 100 countries rely on Cognyte’s solutions to accelerate security investigations and connect the dots to identify, neutralize, and prevent national security, personal safety, business continuity and cyber threats.

Basis of Presentation

The Company has not published stand-alone financial statements in the past. As a result, these combined financial statements reflect the historical financial position, results of operations and cash flows of the Company for the periods presented as historically managed within Verint. The combined financial statements have been derived (carved-out) from the consolidated financial statements and accounting records of Verint and have been prepared in conformity with GAAP.

The primary basis for presenting consolidated financial statements is when one entity has a controlling financial interest in another entity. As there is no controlling financial interest present between or among the entities that comprise our business, we are preparing our financial statements on a combined basis. Verint’s investment in our business is shown in lieu of equity attributable to Cognyte as there is no consolidated entity for which Verint holds an equity interest in. Verint’s investment represents its interest in the recorded net assets of Cognyte. The accompanying combined financial statements also include a joint venture in which we hold a 50% equity interest. The joint venture is a variable interest entity in which we are the primary beneficiary as we have the power to direct the activities that are most significant to the VIE. The joint venture’s activities primarily include promoting transactions with end customers as well as negotiating their commercial terms, providing local technical support and interfacing with customers. The noncontrolling interest in the less than wholly owned subsidiary is reflected within equity in our combined balance sheets, but separately from our equity.

Equity investments in companies in which we have less than a 20% ownership interest and cannot exercise significant influence, and which do not have readily determinable fair values, are accounted for at cost, adjusted for changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer, less any impairment.

All internal transactions have been eliminated. As described in Note 3, “Related Party Transactions with Verint,” all significant transactions between the Company and Verint have been included in these combined financial statements.

Verint generally uses a decentralized approach to cash management and financing of its operations. The majority of the cash generated by a legal entity remains with that entity and is used to fund that entity’s operations and/or investing activities. For those entities legally owned by the Cyber Intelligence Solutions business, the associated cash has been attributed to the combined balance sheets for each period presented. For certain entities, the entity’s cash is transferred to a cash pooling entity and the cash pooling entity funds the business’s operating and investing activities as needed. These cash pooling arrangements are not reflective of the manner in which the business would have been able to finance its operations had it been a stand-alone business separate from Verint during the periods presented. Transfers of cash relating to these cash pooling arrangements are included as components of net parent investment on the combined statements of equity.

The preparation of the combined financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the year that affects the reported amounts of assets and liabilities as well as expenses. Actual outcomes and results could differ from those estimates and assumptions. The following paragraphs describe the significant estimates and assumptions applied by management in the preparation of these combined financial statements.

These combined financial statements include the assets and liabilities of the Verint subsidiaries that are attributable to the Company’s business and exclude the assets and liabilities of the Verint subsidiaries that are not attributable to the Company’s business. Third-party debt obligations of Verint and the corresponding financing costs related to those debt obligations, specifically those that relate to senior notes, term loans, and revolving credit facilities, have not been attributed to the Company, as the Company is not the legal obligor on the debt.

During the periods presented, the Company functioned as part of the larger group of companies controlled by Verint. Accordingly, Verint performed certain corporate overhead functions for the Company. Therefore, certain corporate costs, including compensation costs for corporate employees supporting the Company, have been allocated from Verint. These allocated costs are for corporate functions including, but not limited to, senior management, legal, human resources, finance and accounting, treasury, information technology, internal audit and other shared services, which were not historically provided at the Company level. Where possible, these costs were specifically identified to the Company, with the remainder primarily allocated on the basis of revenue as a relevant measure. The combined financial statements do not necessarily include all the expenses that would have been incurred or held by the Company had it been a separate, stand-alone company, and we expect to incur additional expenses as a separate, stand-alone publicly-traded company. It is not practicable to estimate actual costs that would have been incurred had the Company been a separate stand-alone company during the periods presented. Allocations for management costs and corporate support services provided to the Company totaled $97.3 million, $81.8 million, and $72.6 million for the years ended January 31, 2021, 2020, and 2019, respectively. The Company and Verint consider the allocations to be a reasonable reflection of the benefits received by the Company. Going forward, the Company may perform these functions using its own resources or outsourced services. For a period following the Spin-off, however, some of these functions will continue to be provided by Verint under a transition services agreement.

COVID-19 Pandemic

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The outbreak has reached all of the regions in which we do business, and governmental authorities around the world have implemented numerous measures attempting to contain and mitigate the effects of the virus, including travel bans and restrictions, border closings, quarantines, shelter-in-place orders, shutdowns, limitations or closures of non-essential businesses, and social distancing requirements. Companies around the world, including us, our customers, partners, and vendors, have implemented actions in response, including among others, office closings, site restrictions, and employee travel restrictions. Notwithstanding the loosening of these restrictions in certain countries in certain periods since the onset of the pandemic, the global spread of COVID-19 and actions taken in response have negatively affected us, our customers, partners, and vendors and caused significant economic and business disruption the extent and duration of which is not currently known. In response to these challenges, we quickly adjusted our operations to work from home and we believe our business continuity plan is working well. We are continuously monitoring and assessing the impact of the COVID-19 pandemic, including recommendations and orders issued by government and public health authorities in countries where we operate. We continue to work to help our customers during this difficult time and are managing our operations with a view to resuming normal business activity as soon as possible.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions, which may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

In light of the currently unknown extent and duration of the COVID-19 pandemic, we face a greater degree of uncertainty than normal in making the judgments and estimates needed to apply to certain of our significant accounting policies. We assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to us and the unknown future impacts of COVID-19 as of January 31, 2021 and through the date of this report. These estimates may change, as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments having an original maturity of three months or less.

Restricted Cash and Cash Equivalents, and Restricted Bank Time Deposits

Restricted cash and cash equivalents, and restricted bank time deposits are mainly pledged as collateral for performance guarantees.

Investments

Our investments generally consist of bank time deposits with remaining maturities in excess of 90 days at the time of purchase. We held no marketable debt securities at January 31, 2021 and 2020. Investments with maturities in excess of one year are included in other assets.

Accounts Receivable, net

Trade accounts receivable are comprised of invoiced amounts due from customers for which we have an unconditional right to collect and are not interest-bearing. Credit is extended to customers based on an evaluation of their financial condition and other factors. We generally do not require collateral or other security to support accounts receivable.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, bank time deposits, short-term investments, trade accounts receivable, and contract assets. We invest our cash in bank accounts and bank time deposits. By policy, we seek to limit credit exposure on investments through diversification and by restricting our investments to highly rated securities.

We grant credit terms to our customers in the ordinary course of business. Concentrations of credit risk with respect to trade accounts receivable and contract assets are generally limited due to the large number of customers comprising our customer base and their dispersion across different industries and geographic areas. We have both direct and indirect contracts with two governments outside the United States, that combined accounted for $72.6 million and $51.7 million of our aggregated accounts receivable and contract assets, at January 31, 2021 and 2020, respectively. We believe our contracts with these governments present insignificant credit risk.

Allowance for Doubtful Accounts

We adopted Accounting Standard Update (“ASU”) No. 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments on February 1, 2021. ASU No. 2016-13 requires us to make judgments as to our ability to collect outstanding receivables and provide allowances for a portion of receivables over the lifetime of the receivables. Our allowance for doubtful accounts or expected credit losses is estimated based on an analysis of the aging of our accounts receivable and contract assets, historical write-offs, customer payment patterns, individual customer creditworthiness, current economic trends, reasonable and supportable forecasts of future economic conditions, and/or establishment of specific reserves for customers in adverse financial condition. We write-off an account receivable and charge it against its recorded allowance at the point when it is considered uncollectible. We assess the adequacy of the allowance for doubtful accounts on a quarterly basis.

The following table summarizes the activity in our allowance for doubtful accounts for the years ended January 31, 2021, 2020, and 2019:

	Year Ended January 31,
(in thousands)	2021	2020	2019
Allowance for doubtful accounts, beginning of year	$4,085	$2,911	$1,763
Cumulative effect of adoption of ASU No. 2016-13	435	—	—
Provisions charged to expense	1,840	1,355	1,937
Amounts written off	(1,922)	(152)	(744)
Other, including fluctuations in foreign exchange rates	121	(29)	(45)
Allowance for doubtful accounts, end of year	$4,559	$4,085	$2,911

Our estimated expected credit losses associated with contract assets were not material as historical write-offs have been insignificant.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted-average method of inventory accounting. The valuation of our inventories requires us to make estimates regarding excess or obsolete inventories, including making estimates of the future demand for our products. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand, price, or technological developments could have a significant impact on the value of our inventory and reported operating results. Charges for excess and obsolete inventories are included within cost of revenue.

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method based over the estimated useful lives of the assets. The vast majority of equipment, furniture and other is depreciated over periods ranging from three to five years. Software is typically depreciated over periods ranging from three to four years. Buildings are depreciated over twenty-five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term. Finance leased assets are amortized over the related lease term.

The cost of maintenance and repairs of property and equipment is charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation or amortization thereon are removed from the combined balance sheet and any resulting gain or loss is recognized in the combined statement of operations.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the enterprise’s chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. We evaluated segment reporting in accordance with Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting. We concluded that we operate in a single operating segment and a single reportable segment based on the operating results available and evaluated regularly by the CODM to make decisions about resource allocation and performance assessment. The CODM makes operational performance assessments and resource allocation decisions on a combined basis, inclusive of all of the Company’s products.

Goodwill and Other Acquired Intangible Assets

For business combinations, the purchase prices are allocated to the tangible assets and intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition dates, with the remaining unallocated purchase prices recorded as goodwill.

We test goodwill for impairment at the reporting unit level on an annual basis as of November 1, or more frequently if changes in facts and circumstances indicate that impairment in the value of goodwill may exist.

We operate as one reporting unit. In testing for goodwill impairment, we may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount. If we elect to bypass a qualitative assessment, or if our qualitative assessment indicates that goodwill impairment is more likely than not, we perform quantitative impairment testing. If our quantitative testing determines that the carrying value of the reporting unit exceeds its fair value, goodwill impairment is recognized in an amount equal to that excess, limited to the total goodwill allocated to our reporting unit.

We utilize some or all of three primary approaches to assess the fair value of a reporting unit: (a) an income-based approach, using projected discounted cash flows, (b) a market-based approach, using valuation multiples of comparable companies, and (c) a transaction-based approach, using valuation multiples for recent acquisitions of similar businesses made in the marketplace. Our estimate of fair value of our reporting unit is based on a number of subjective factors, including: (a) appropriate consideration of valuation approaches (income approach, comparable public company approach, and comparable transaction approach), (b) estimates of future growth rates, (c) estimates of our future cost structure, (d) discount rates for our estimated cash flows, (e) selection of peer group companies for the public company and the market transaction approaches, (f) required levels of working capital, (g) assumed terminal value, and (h) time horizon of cash flow forecasts.

Acquired identifiable intangible assets include identifiable acquired technologies, customer relationships, trade names, distribution networks, and non-competition agreements. We amortize the cost of finite-lived identifiable intangible assets over their estimated useful lives, which are periods of 10 years or less. Amortization is based on the pattern in which the economic benefits of the intangible asset are expected to be realized, which typically is on a straight-line basis. The fair values assigned to identifiable intangible assets acquired in business combinations are determined primarily by using the income approach, which discounts expected future cash flows attributable to these assets to present value using estimates and assumptions determined by management. The acquired identifiable finite-lived intangible assets are being amortized primarily on a straight-line basis, which we believe approximates the pattern in which the assets are utilized, over their estimated useful lives.

Fair Value Measurements

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. This fair value hierarchy consists of three levels of inputs that may be used to measure fair value:

•Level 1: quoted prices in active markets for identical assets or liabilities;

•Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•Level 3: unobservable inputs that are supported by little or no market activity.

We review the fair value hierarchy classification of our applicable assets and liabilities at each reporting period. Changes in the observability of valuation inputs may result in transfers within the fair value measurement hierarchy. We did not identify any transfers between levels of the fair value measurement hierarchy during the years ended January 31, 2021 and 2020.

Fair Values of Financial Instruments

Our recorded amounts of cash and cash equivalents, restricted cash and cash equivalents, and restricted bank time deposits, accounts receivable, contract assets, investments, and accounts payable approximate fair value, due to the short-term nature of these instruments. We measure certain financial assets and liabilities at fair value based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.

Derivative Financial Instruments

As part of our risk management strategy, when considered appropriate, we use derivative financial instruments including foreign currency forward contracts to hedge against certain foreign currency exposure. Our intent is to mitigate gains and losses caused by the underlying exposures with offsetting gains and losses on the derivative contracts. By policy, we do not enter into speculative positions with derivative instruments.

We record all derivatives as assets or liabilities on our combined balance sheets at their fair values. Gains and losses from the changes in values of these derivatives are accounted for based on the use of the derivative and whether it qualifies for hedge accounting.

The counterparties to our derivative financial instruments consist of three major financial institutions. We regularly monitor the financial strength of these institutions. While the counterparties to these contracts expose us to credit-related losses in the event of a counterparty’s non-performance, the risk would be limited to the unrealized gains on such affected contracts. We do not anticipate any such losses.

Revenue Recognition

We account for revenue in accordance with ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which was adopted on February 1, 2018, using the modified retrospective transition method. For further discussion of our accounting policies related to revenue, see Note 4, “Revenue Recognition.”

Cost of Revenue

Our cost of revenue includes costs of materials, compensation and benefit costs for operations and service personnel, subcontractor costs, royalties and license fees related to third-party software included in our products and third-party SaaS providers, cloud infrastructure costs, depreciation of equipment used in operations and service, amortization of capitalized software development costs and certain purchased intangible assets, travel expenses associated with provision of installation, training, consulting and development services resources dedicated to project management and an allocation of overhead costs, such as facility, information technology, operations costs, and other overhead expenses. Costs that relate to materials and royalties are generally expensed upon shipment and costs related to travel, subcontractors, and personnel and related expenses are generally expensed as incurred in the period in which the personnel related services are performed. Refer to Note 4, “Revenue Recognition” under the heading “Costs to Obtain and Fulfill Contracts” for further details regarding customer contract costs.

Research and Development, net

With the exception of certain software development costs, all research and development costs are expensed as incurred, and consist primarily of personnel and consulting costs, travel, depreciation of research and development equipment, and related overhead and other costs associated with research and development activities.

We receive non-refundable grants from the Israeli Innovation Authority (“IIA”) that fund a portion of our research and development expenditures. We currently only enter into non-royalty-bearing arrangements with the IIA which do not require us to pay royalties. Funds received from the IIA are recorded as a reduction to research and development expense. Royalties, to the extent paid, are recorded as part of our cost of revenue.

We also periodically derive benefits from participation in certain government-sponsored programs in other jurisdictions, for the support of research and development activities conducted in those locations.

Software Development Costs

Costs incurred to acquire or develop software to be sold, leased or otherwise marketed are capitalized after technological feasibility is established, and continue to be capitalized through the general release of the related software product. Amortization of capitalized costs begins in the period in which the related product is available for general release to customers and is recorded on a straight-line basis, which approximates the pattern in which the economic benefits of the capitalized costs are expected to be realized, over the estimated economic lives of the related software products, generally over a period of four to six years.

Internal-Use Software

We capitalize costs associated with software that is acquired, internally developed or modified solely to meet our internal needs. Capitalization begins when the preliminary project stage has been completed and management with the relevant authority authorizes and commits to the funding of the project. These capitalized costs include external direct costs utilized in developing or obtaining the applications and expenses for employees who are directly associated with the development of the applications. Capitalization of such costs continues until the project is substantially complete and is ready for its intended purpose. Capitalized costs of computer software developed for internal use are generally amortized over estimated useful lives of four years on a straight-line basis, which best represents the pattern of the software’s use.

Income Taxes

The tax provision is presented on a separate company basis as if we were a separate filer. A portion of our operations have historically been included in the tax returns filed by certain Verint entities for which our business is a part of. The effects of tax adjustments and settlements from taxing authorities are presented in our combined financial statements in the period to which they relate as if we were a separate filer. Our current obligations for taxes are settled with our parent on an estimated basis and adjusted in later periods as appropriate. All income taxes due to or due from our parent that have not been settled or recovered by the end of the period are reflected in net parent investment within the combined financial statements. The tax provision has been calculated as if the business was operating on a stand-alone basis and filed separate tax returns in the jurisdictions in which it operates. Therefore, cash tax payments and items of current and deferred taxes may not be reflective of the actual tax balances had the business been a stand-alone company during the periods presented.

We account for income taxes under the asset and liability method which includes the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our combined financial statements. Under this approach, deferred taxes are recorded for the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus deferred taxes. Deferred taxes result from differences between the financial statement and tax bases of our assets and liabilities, and are adjusted for changes in tax rates and tax laws when changes are enacted. The effects of future changes in income tax laws or rates are not anticipated.

We are subject to income taxes in Israel, the United States and numerous foreign jurisdictions. The calculation of our income tax provision involves the application of complex tax laws and requires significant judgment and estimates. We evaluate the realizability of our deferred tax assets for each jurisdiction in which we operate at each reporting date, and establish valuation allowances when it is more likely than not that all or a portion of our deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. We consider all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies. In circumstances where there is sufficient negative evidence indicating that our deferred tax assets are not more-likely-than-not realizable, we establish a valuation allowance.

We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that we believe is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in our income tax returns and the amount of tax benefits recognized in our financial statements represent our unrecognized income tax benefits, which we either record as a liability or as a reduction of deferred tax assets. Our policy is to include interest (expense and/or income) and penalties related to unrecognized income tax benefits as a component of the provision for income taxes.

Functional Currencies and Foreign Currency Transaction Gains and Losses

Our functional currency, and the functional currency of most of our subsidiaries, is the U.S. dollar, although we have some subsidiaries with functional currencies that are their local currency.

Transactions denominated in currencies other than a functional currency are converted to the functional currency on the transaction date, and any resulting assets or liabilities are further remeasured at each reporting date and at settlement. Gains and losses recognized upon such remeasurements are included within other income (expense), net in the combined statements of operations. We recorded net foreign currency gains of $1.7 million and net foreign currency losses of $0.7 million and $2.1 million for the years ended January 31, 2021, 2020, and 2019, respectively.

For combined reporting purposes, in those instances where a subsidiary has a functional currency other than the U.S. dollar, revenue and expenses are translated into U.S. dollars using average exchange rates for the reporting period, while assets and liabilities are translated into U.S. dollars using period-end rates. The effects of foreign currency translation adjustments are included in stockholders’ equity as a component of accumulated other comprehensive loss in the accompanying combined balance sheets.

Stock-Based Compensation

Certain Company employees participate in stock-based compensation plans sponsored by Verint. Awards granted under the plans are based on Verint’s common shares and, as such, are included in net parent investment. We recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of the award. We recognize the fair value of the award as compensation expense over the period during which an employee is required to provide service in exchange for the award.

Leases

We determine if an arrangement is a lease at inception. Operating lease assets are presented as operating lease right-of-use (“ROU”) assets, and corresponding operating lease liabilities are presented within accrued expenses and other current liabilities (current portions), and as operating lease liabilities (long-term portions), on our combined balance sheets. Finance lease assets are included in property and equipment, and corresponding finance lease liabilities are included within accrued expenses and other current liabilities (current portions), and other liabilities (long-term portions), on our combined balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the remaining lease payments over the lease term at commencement date. Our leases do not provide an implicit interest rate. We calculate the incremental borrowing rate to reflect the interest rate that we would have to pay to borrow on a collateralized basis an amount equal to the lease payments in a similar economic environment over a similar term, and consider our historical borrowing activities and market data in this determination. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components, which we account for as a single lease component. Some of our leases contain variable lease payments, which are expensed as incurred unless those payments are based on an index or rate. Variable lease payments based on an index or rate are initially measured using the index or rate in effect at lease commencement and included in the measurement of the lease liability; thereafter, changes to lease payments due to rate or index updates are recorded as rent expense in the period incurred. We have elected not to recognize ROU assets and lease liabilities for short-term leases that have a term of twelve months or less. The effect of short-term leases on our ROU assets and lease liabilities was not material. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. In addition, we do not have any related party leases and our sublease transactions are de minimis.

Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments. This new standard requires entities to measure expected credit losses for certain financial assets held at the reporting date using a current expected credit loss model, which is based on historical experience, adjusted for current conditions and reasonable and supportable forecasts. Our financial instruments within the scope of this guidance primarily includes accounts receivable and contract assets. On February 1, 2020, we adopted the new standard under the modified retrospective approach, such that comparative information has not been restated and continues to be reported under accounting standards in effect for those periods. The adoption of ASU No. 2016-13 resulted in a $0.5 million increase in our allowance for expected credit losses related to accounts receivable and contract assets, a $0.1 million increase to deferred tax assets, and an impact of $0.4 million to our net parent investment. The new accounting standard did not have a material impact on our combined financial statements, including accounting policies, given our limited historical write-off activity.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which requires customers in a hosting arrangement that is a service contract to follow existing internal-use software guidance to determine which implementation costs to capitalize and which costs to expense. Under the new standard, implementation costs are deferred and presented in the same financial statement caption on the combined balance sheet as a prepayment of related arrangement fees. The deferred costs are recognized over the term of the arrangement in the same financial statement caption in the combined statement of operations as the related fees of the arrangement. We adopted ASU No. 2018-15 prospectively to eligible costs incurred on or after February 1, 2020 and the implementation did not have a material impact on our combined financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to The Disclosure Requirements for Fair Value Measurement, which modified the disclosure requirements on fair value measurements. Since the standard affects only disclosure requirements, the adoption of the standard did not have an impact on our combined financial statements.

New Accounting Pronouncements Not Yet Effective

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, ASU No. 2020-06 removes from GAAP the liability and equity separation model for convertible instruments with a cash conversion feature, and as a result, after adoption, entities will no longer separately present in equity an embedded conversion feature for such debt. ASU No. 2020-06 also eliminates the treasury stock method to calculate diluted earnings per share and requires the if-converted method. This new standard will be effective for us in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. We are currently assessing the impact of adopting this standard on our combined financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which affects general principles within Topic 740, Income Taxes and is meant to simplify and reduce the cost of accounting for income taxes. This standard is effective for annual reporting periods beginning after December 15, 2021, and interim reporting periods within annual reporting periods beginning after December 15, 2022. We are currently reviewing this standard but do not expect that it will have a material impact on our combined financial statements.

3. RELATED PARTY TRANSACTIONS WITH VERINT

The combined financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Verint.

Verint provided certain services, such as but not limited to, senior management, legal, human resources, finance and accounting, treasury, information technology, internal audit and other shared services, on behalf of the Company. Where possible, these costs were specifically identified to the Company, with the remainder primarily allocated on the basis of revenue as a relevant measure. The Company and Verint both consider the allocations to be a reasonable reflection of the benefits received by the Company. During the years ended January 31, 2021, 2020, and 2019, the Company was allocated $97.3 million, $81.8 million, and $72.6 million, respectively, of corporate expenses incurred by Verint and such amounts are included in the combined statements of operations. As certain expenses reflected in the combined financial statements include allocations of corporate expenses from Verint, these statements could differ from those that would have been prepared had the Company operated on a stand-alone basis.

The components of the costs of services allocated to the Company for the years ended January 31, 2021, 2020, and 2019 are as follows:

	Year Ended January 31,
(in thousands)	2021	2020	2019
Software - cost of revenue	$1,981	$1,871	$688
Software service - cost of revenue	1,548	1,639	2,460
Professional service and other - cost of revenue	2,743	4,654	2,919
Research and development, net	21,783	19,139	17,805
Selling, general and administrative	69,210	54,452	48,774
Total allocated corporate expenses	$97,265	$81,755	$72,646

All significant internal transactions between the Company and Verint have been included in these combined financial statements and are considered to have been effectively settled or are expected to be settled for cash. The Company had related party payables, current of $3.8 million which is presented in due to parent, current within the combined balance sheets as of January 31, 2021. The total net effect of the settlement of these internal transactions is reflected in the combined statements of cash flows as a financing activity and in the combined balance sheets as net parent investment.

On January 29, 2021, Cognyte Technology Israel Ltd.’s board of directors declared a cash dividend (the “Dividend”) in the aggregate amount of $35.0 million payable to Verint, which was its sole holder of record of ordinary shares as of the January 29, 2021 record date for the Dividend. The Dividend was paid on April 13, 2021, following the board of director’s receipt and review of financial statements that met all the conditions set forth in Section 302(b) of the Companies Law and that satisfied the solvency test and profit test under the Companies Law required for distribution of the Dividend. The dividends payable to parent of $35.0 million is presented in due to parent, current within the combined balance sheets as of January 31, 2021.

Certain legal entities of the Company had interest-bearing notes under contractual agreements to Verint. The purpose of these notes was to provide funds for certain working capital or other capital and operating requirements of the business. Net interest expense on these notes with Verint is recorded in interest expense in the combined statements of operations and was $0.2 million, $0.4 million, and $0.5 million for the years ended January 31, 2021, 2020, and 2019, respectively. These notes had fixed and variable interest rates of 2.1% fixed rate and 2.5% plus three-month average LIBOR variable rate, with maturities of the earliest of five years, or on demand, and four years, respectively. The Company had related party notes payable, current of $7.0 million which is presented in due to parent, current within the combined balance sheets as of January 31, 2020. As of January 31, 2021, these interest-bearing notes have been settled between the Company and Verint.

Due to parent, current consisted of the following as of January 31, 2021 and 2020:

	January 31,
(in thousands)	2021	2020
Dividends payable to parent, current	$35,000	$—
Related party payables, current	3,772	—
Related party notes payable, current	—	7,025
Total due to parent, current	$38,772	$7,025

Net transfers to and from Verint are included within net parent investment on the combined statements of equity. The components of the net transfers to and from Verint for the years ended January 31, 2021, 2020, and 2019 are as follows:

	Year Ended January 31,
(in thousands)	2021	2020	2019
Cash pooling and general financing activities	$(258,799)	$(133,666)	$(45,192)
Corporate allocations	97,265	81,755	72,646
Related party payables	(3,772)	—	—
Income taxes	1,088	9,118	4,952
Total net transfers (to) from parent per combined statements of equity	(164,218)	(42,793)	32,406
Stock-based compensation - equity-classified awards and issuances	(29,062)	(29,264)	(25,868)
Related party payables	3,772	—	—
Other, net	461	—	—
Total net transfers (to) from parent per combined statements of cash flows	$(189,047)	$(72,057)	$6,538

4.REVENUE RECOGNITION

Revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. When an arrangement contains multiple performance obligations, we account for individual performance obligations separately if they are distinct. We recognize revenue through the application of the following five steps:

1) Identify the contract(s) with a customer
A contract with a customer exists when (i) we enter into an enforceable contract with the customer that defines each party’s rights regarding the goods or services to be transferred and identifies the payment terms related to these goods or services, (ii) the contract has commercial substance, and (iii) we determine that collection of substantially all consideration for goods or services that are transferred is probable based on the customer’s intent and ability to pay the promised consideration. We apply judgment in determining the customer’s ability and intention to pay, which is based on a variety of factors including the customer’s historical payment experience or in the case of a new customer, published credit and financial information pertaining to the customer. Our customary business practice is to enter into legally enforceable written contracts with our customers, which set forth the general terms and conditions between the parties. Typically, our customers also submit a purchase order to specify the different goods and services, and the associated prices. Multiple contracts with a single counterparty entered into at or near the same time are evaluated to determine if the contracts should be combined and accounted for as a single contract.

2) Identify the performance obligations in the contract
Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the goods or services either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods or services, we must apply judgment to determine whether promised goods or services are capable of being distinct and are distinct in the context of the contract. If these criteria are not met, the promised goods or services are accounted for as a combined performance obligation. Generally, our contracts do not include non-distinct performance obligations, but certain contracts require design, development, or significant customization of our products to meet the customer’s specific requirements, in which case the products and services are combined into one distinct performance obligation. Additionally, our subscription license offerings provide customers with access to and the right to utilize ongoing support to ensure our software is continuously up-to-date with the latest cyber security capabilities. We consider our software subscription licenses and access to critical support to be a single performance obligation.

3) Determine the transaction price
The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer. We assess the timing of transfer of goods and services to the customer as compared to the timing of payments to determine whether a significant financing component exists. As a practical expedient, we do not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less, which is the case in the majority of our customer contracts. The primary purpose of our invoicing terms is not to receive or provide financing from or to customers. Certain contracts may require an advance payment to encourage customer commitment to the project and protect us from early termination of the contract. To the extent the transaction price includes variable consideration, we estimate the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method depending on the nature of the variable consideration. Variable consideration is included in the transaction price, if we assessed that a significant future reversal of cumulative revenue under the contract will not occur. Typically, our contracts do not provide our customers with any right of return or refund, and we do not constrain the contract price as it is probable that there will not be a significant revenue reversal due to a return or refund.

4) Allocate the transaction price to the performance obligations in the contract
If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. However, if a series of distinct goods or services that are substantially the same qualifies as a single performance obligation in a contract with variable consideration, we must determine if the variable consideration is attributable to the entire contract or to a specific part of the contract. We allocate the variable amount to one or more distinct performance obligations but not all or to one or more distinct services that forms a part of a single performance obligation, when the payment terms of the variable amount relate solely to our efforts to satisfy that distinct performance obligation and it results in an allocation that is consistent with the overall allocation objective of ASU No. 2014-09. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative stand-alone selling price basis unless the transaction price is variable and meets the criteria to be allocated entirely to a performance obligation or to a distinct good or service that forms part of a single performance obligation. We determine stand-alone selling price (“SSP”) based on the price at which the performance obligation is sold separately. If the SSP is not observable through past transactions, we estimate the SSP taking into account available information such as market conditions, including geographic or regional specific factors, competitive positioning, internal costs, profit objectives, and internally approved pricing guidelines related to the performance obligation.

5) Recognize revenue when (or as) the entity satisfies a performance obligation
We satisfy performance obligations either over time or at a point in time depending on the nature of the underlying promise. Revenue is recognized at the time the related performance obligation is satisfied by transferring a promised good or service to a customer. In certain contracts that include customer substantive acceptance criteria, revenue is not recognized until we can objectively conclude that the product or service meets the agreed-upon specifications in the contract.

We only apply the five-step model to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services we transfer to our customers. Revenue is measured based on consideration specified in a contract with a customer, and excludes taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by us from a customer.

Shipping and handling activities that are billed to the customer and occur after control over a product has transferred to a customer are accounted for as fulfillment costs and are included in cost of revenue. Historically, these expenses have not been material.

Nature of Goods and Services

We derive and report our revenue in three categories: (a) software revenue, including the sale of subscription (i.e., term-based) or perpetual licenses, and appliances that include software that is essential to the product’s functionality, (b) software service revenue, including support revenue and revenue from cloud-based software-as-a-service subscriptions (“SaaS”), and (c) professional service and other revenue, including revenue from installation and integration services, customer specific development work, the resale of third-party hardware, and consulting and training services.

Our software licenses either provide our customers a perpetual right to use our software or the right to use our software for only a fixed term, in most cases between a one- and three-year time frame. Generally, our contracts do not provide significant services of integration and customization and installation services are not required to be purchased directly from us. For the majority of our software licenses, we have concluded that the licenses are distinct as our customers can benefit from the software on its own. Software revenue is typically recognized when the software is delivered or made available for download to the customer. Our subscription software licenses are not distinct from our support services as the utility of the software to the customer will significantly degrade during the license term. Subscription license revenue is recognized over the term of the subscription period beginning when the software is delivered to the customer. We rarely sell our software licenses on a stand-alone basis and as a result SSP is not directly observable and must be estimated. We apply the adjusted market assessment approach, considering both market conditions and entity specific factors such as assessment of historical data of bundled sales of software licenses with other promised goods and services in order to maximize the use of observable inputs. Software SSP is established based on an appropriate discount from our established list price, taking into consideration whether there is certain stratification of the population with different pricing practices.

Software service revenue is derived from cloud-based SaaS revenue and, providing technical support services, bug fixes and unspecified software updates to customers on a when-and-if-available basis. Each of these performance obligations provide benefit to the customer on a stand-alone basis and are distinct in the context of the contract. Each of these distinct performance obligations represent a stand ready obligation to provide service to a customer, which is concurrently delivered and has the same pattern of transfer to the customer, which is why we account for these support services as a single performance obligation. We recognize support services ratably over the contractual term, which typically is one year, and develop SSP for support services based on stand-alone renewal contracts.

Our solutions are generally sold with warranties that typically range from 90 days to 3 years. These warranties do not represent an additional performance obligation as services beyond assuring that the software license and hardware comply with agreed-upon specifications are not provided.

Professional service revenues primarily consist of fees for installation and integration, deployment and optimization services, as well as consulting and training, and are generally recognized over time as the customer simultaneously receives and consumes the benefits of the professional service as the services are performed. For contracts billed on a fixed price basis, revenue is recognized over time using an input method based on labor hours expended to date relative to the total labor hours expected to be required to satisfy the related performance obligation. Additionally, other revenues consist of the resale of third-party hardware including servers, laptops and communication equipment, and are recognized at a point in time generally upon shipment or delivery. We rarely sell professional services and third-party hardware on a stand-alone basis and as a result SSP is not directly observable and must be estimated. We apply the adjusted market assessment approach, considering both market conditions and entity specific factors such as assessment of historical data of bundled sales of professional services and resale of third-party hardware with other promised goods and services in order to maximize the use of observable inputs. Professional services SSP and resale of third-party hardware SSP is established based on an appropriate discount from our established list price, taking into consideration whether there is certain stratification of the population with different pricing practices.

Certain contracts require us to significantly customize our software and these contracts are generally recognized over time as we perform because our performance does not create an asset with an alternative use and we have an enforceable right to payment plus a reasonable profit for performance completed to date. Revenue is recognized over time based on the extent of progress towards completion of the performance obligation. We use labor hours incurred to measure progress for these contracts because it best depicts the transfer of the asset to the customer. Under the labor hours incurred measure of progress, the extent of progress towards completion is measured based on the ratio of labor hours incurred to date to the total estimated labor hours at completion of the distinct performance obligation. Due to the nature of the work performed in these arrangements, the estimation of total labor hours at completion is complex, subject to many variables and requires significant judgment. If circumstances arise that change the original estimates of revenues, costs, or extent of progress toward completion, revisions to the estimates are made. These revisions may result in increases or decreases in estimated revenues or costs, and such revisions are reflected in revenue on a cumulative catch-up basis in the period in which the circumstances that gave rise to the revision become known. We use the expected cost plus a margin approach or an appropriate discount from our established list price, taking into consideration whether there is certain stratification of the population with different pricing practices, to estimate the SSP of our significantly customized solutions.

Disaggregation of Revenue

The following table provides information about disaggregated revenue by the recurring or nonrecurring nature of revenue. Recurring revenue is the portion of our revenue that we believe is likely to be renewed in the future. The recurrence of these revenue streams in future periods depends on a number of factors including contractual periods and customers' renewal decisions:

•Recurring revenue primarily consists of initial and renewal support, subscription software licenses, and cloud-based SaaS in certain transactions.
•Nonrecurring revenue primarily consists of our perpetual licenses, appliances, custom development, installation and integration services, consulting and training, and the resale of third-party hardware.

	Year Ended January 31,
(in thousands)	2021	2020	2019
Revenue by recurrence:
Recurring revenue	$223,405	$192,578	$165,265
Nonrecurring revenue	220,053	264,531	268,195
Total revenue	$443,458	$457,109	$433,460

Contract Balances

The following table provides information about accounts receivable, contract assets, and contract liabilities from contracts with customers:

	January 31,
(in thousands)	2021	2020
Accounts receivable, net	$175,001	$180,441
Contract assets, net	$20,317	$28,873
Long-term contract assets, net (included in other assets)	$1,219	$937
Contract liabilities	$127,012	$143,695
Long-term contract liabilities	$22,037	$23,305

We receive payments from customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract assets are rights to consideration in exchange for goods or services that we have transferred to a customer when that right is conditional on something other than the passage of time. The majority of our contract assets represent unbilled amounts related to arrangements where our right to consideration is subject to the contractually agreed upon billing schedule. We expect billing and collection of a majority of our contract assets to occur within the next twelve months and had no asset impairment related to contract assets in the period. During the years ended January 31, 2021 and 2020, we transferred $19.0 million and $36.1 million, respectively, to accounts receivable from contract assets recognized at the beginning of each period, as a result of the right to the transaction consideration becoming unconditional. We recognized $11.4 million and $17.6 million of contract assets during the years ended January 31, 2021 and 2020, respectively. There are two customers that accounted for a combined $72.6 million and $51.7 million of our aggregated accounts receivable and contract assets at January 31, 2021 and 2020, respectively. These amounts result from both direct and indirect contracts with governments outside of the U.S. which we believe present insignificant credit risk.

Contract liabilities represent consideration received or consideration which is unconditionally due from customers prior to transferring goods or services to the customer under the terms of the contract. Revenue recognized during the years ended January 31, 2021 and 2020 from amounts included in contract liabilities at the beginning of each period was $129.6 million and $106.8 million, respectively.

Remaining Performance Obligations

Transaction price allocated to remaining performance obligations (“RPO”) represents contracted revenue that has not yet been recognized, which includes contract liabilities and non-cancelable amounts that will be invoiced and recognized as revenue in future periods. The majority of our arrangements are for periods of up to three years, with a significant portion being one year or less.

The timing and amount of revenue recognition for our RPO is influenced by several factors, including timing of support renewals, and the revenue recognition for certain projects can extend over longer periods of time, delivery under which, for various reasons, may be delayed, modified, or canceled. Therefore, the amount of remaining obligations may not be a meaningful indicator of future results.

The following table provides information about our RPO:

	January 31,
(in thousands)	2021	2020
RPO:
Expected to be recognized within 1 year	$353,166	$356,677
Expected to be recognized in more than 1 year	198,572	225,056
Total RPO	$551,738	$581,733

Costs to Obtain and Fulfill Contracts

We capitalize commissions paid to internal sales personnel and agent commissions that are incremental to obtaining customer contracts. We have determined that these commissions are in fact incremental and would not have occurred absent the customer contract. Our sales and agent commissions paid on annual renewals of support are commensurate with the commission paid on the initial contract. Capitalized sales and agent commissions are amortized on a straight-line basis over the period the goods or services are transferred to the customer to which the assets relate.

Total capitalized costs to obtain contracts were $9.8 million as of January 31, 2021, of which $5.3 million is included in prepaid expenses and other current assets and $4.5 million is included in other assets on our combined balance sheet. Total capitalized costs to obtain contracts were $8.3 million as of January 31, 2020, of which $4.9 million is included in prepaid expenses and other current assets and $3.4 million is included in other assets on our combined balance sheet. During the years ended January 31, 2021, 2020, and 2019, we expensed $23.8 million, $28.2 million, and $25.0 million, respectively, of sales and agent commissions, which are included in selling, general and administrative expenses and there was no impairment loss recognized for these capitalized costs.

We capitalize costs incurred to fulfill our contracts when the costs relate directly to the contract and are expected to generate resources that will be used to satisfy the performance obligation under the contract and are expected to be recovered through revenue generated under the contract. Costs to fulfill contracts are expensed to cost of revenue as we satisfy the related performance obligations. Total capitalized costs to fulfill contracts were $6.5 million as of January 31, 2021, of which $4.5 million is included in prepaid expenses and other current assets and $2.0 million is included in other assets on our combined balance sheet. Total capitalized costs to fulfill contracts were $7.6 million as of January 31, 2020, of which $7.1 million is included in prepaid expenses and other current assets and $0.5 million is included in other assets on our combined balance sheet. Deferred cost of revenue is classified in its entirety as current or long-term based on whether the related revenue will be recognized within twelve months of the origination date of the arrangement. The amounts capitalized primarily relate to prepaid third-party cloud costs. During the years ended January 31, 2021, 2020, and 2019, we amortized $13.5 million, $11.8 million, and $16.7 million, respectively, of contract fulfillment costs.

5. CASH, CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

The following tables summarize our cash, cash equivalents, and short-term investments as of January 31, 2021 and 2020:

	January 31, 2021
(in thousands)	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:
Cash and bank time deposits	$78,570	$—	$—	$78,570
Total cash and cash equivalents	$78,570	$—	$—	$78,570

Short-term investments:
Bank time deposits	$4,713	$—	$—	$4,713
Total short-term investments	$4,713	$—	$—	$4,713

	January 31, 2020
(in thousands)	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:
Cash and bank time deposits	$201,090	$—	$—	$201,090
Total cash and cash equivalents	$201,090	$—	$—	$201,090

Short-term investments:
Bank time deposits	$6,603	$—	$—	$6,603
Total short-term investments	$6,603	$—	$—	$6,603

Bank time deposits which are reported within short-term investments consist of deposits held outside of the United States with maturities of greater than 90 days. All other bank deposits are included within cash and cash equivalents.

During the years ended January 31, 2021, 2020, and 2019, proceeds from maturities and sales of short-term bank time deposits were $51.2 million, $53.5 million, and $28.2 million, respectively.

6. BUSINESS COMBINATIONS

Year Ended January 31, 2021

We did not complete any business combinations during the year ended January 31, 2021.

Year Ended January 31, 2020

On December 18, 2019, we completed the acquisition of two software companies under common control, WebintPro Ltd. and Deep Analytics Ltd. (collectively “WebintPro”), focused on multi source intelligence and fusion analytics.

The purchase price of $24.1 million consisted of (i) $18.8 million of combined cash paid at closing, funded by cash on hand, partially offset by $0.1 million of cash acquired, resulting in net cash consideration at closing of $18.7 million; and (ii) the $7.0 million fair value of the $7.3 million contingent consideration arrangement described below; offset by (iii) $1.8 million of other purchase price adjustments. We agreed to make potential additional cash payments to the respective former shareholders aggregating up to approximately $7.3 million, contingent upon the achievement of certain performance targets over periods extending through June 2021, the fair value of which was estimated to be $7.0 million at the acquisition date.

The purchase price for WebintPro was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition date, with the remaining unallocated purchase prices recorded as goodwill. The fair value assigned to identifiable intangible assets acquired were determined primarily by using the income approach, which discounts expected future cash flows to present value using estimates and assumptions determined by management.

Among the factors contributing to the recognition of goodwill as a component of the WebintPro purchase price allocation were synergies in products and technologies, and the addition of a skilled, assembled workforce. The $11.9 million of goodwill is not deductible for income tax purposes.

Transaction and related costs directly related to the acquisition of WebintPro, consisting primarily of professional fees and integration expenses, totaled $0.4 million and $0.3 million for the years ended January 31, 2021 and 2020, respectively, and were expensed as incurred and are included in selling, general and administrative expenses.

Revenue and net income attributable to WebintPro included in our combined statement of operations for the year ended January 31, 2020 was not material. Pro-forma information is not provided due to immateriality.

The following table sets forth the components and the final allocation of the purchase price for our acquisition of WebintPro, including adjustments identified subsequent to the valuation date, none of which were material:

(in thousands)	Amount
Components of Purchase Price:
Cash	$18,843
Fair value of contingent consideration	7,023
Other purchase price adjustments	(1,761)
Total purchase price	$24,105

Allocation of Purchase Price:
Net tangible assets (liabilities):
Accounts receivable	$2,160
Other current assets, including cash acquired	7,921
Other assets	2,757
Current and other liabilities	(3,220)
Contract liabilities—current and long-term	(554)
Deferred income taxes	(1,342)
Net tangible assets	7,722
Identifiable intangible assets:
Customer relationships	1,452
Developed technology	1,360
Trademarks and trade names	367
Non-compete agreements	1,307
Total identifiable intangible assets	4,486
Goodwill	11,897
Total purchase price allocation	$24,105

The acquired customer relationships, developed technology, trademarks and trade names, and non-compete agreements were assigned estimated useful lives of five years, five years, three years, and three years, respectively, the weighted average of which is approximately 4.4 years. The acquired identifiable intangible assets are being amortized on a straight-line basis, which we believe approximates the pattern in which the assets are utilized, over their estimated useful lives.

Year Ended January 31, 2019

On November 8, 2018, we completed the acquisition of a business for a purchase price of approximately $13.1 million, which included $2.2 million related to the acquisition date fair value of our approximately 19% previously held equity interest. We paid $3.9 million of cash at closing, funded by cash on hand, and we agreed to make potential additional cash payments to the former shareholders aggregating up to approximately $18.5 million, contingent upon the achievement of certain performance targets over periods that extended through January 2021. The fair value of this contingent consideration obligation was estimated to be $7.0 million at the acquisition date.

The purchase price was attributed mainly to goodwill (approximately $10.8 million) and the acquired customer relationships and developed technology were assigned estimated useful lives of seven years and three years, respectively, the weighted average of which is approximately 4.1 years. Included among the factors contributing to the recognition of goodwill in this transaction were synergies in products and technologies, and the addition of skilled, assembled workforces. The $10.8 million of goodwill is not deductible for income tax purposes.

Revenue and net income attributable to this business combination for the year ended January 31, 2019 were not material. Pro-forma information is not provided due to immateriality.

Transaction and related costs, consisting primarily of professional fees and integration expenses, directly related to this business combination, totaled $0.3 million and $0.2 million for the years ended January 31, 2020 and 2019, respectively. All transaction and related costs were expensed as incurred and are included in selling, general and administrative expenses.

Other Business Combination Information

The acquisition date fair values of contingent consideration obligations associated with business combinations are estimated based on probability adjusted present values of the consideration expected to be transferred using significant inputs that are not observable in the market. Key assumptions used in these estimates include probability assessments with respect to the likelihood of achieving the performance targets and discount rates consistent with the level of risk of achievement. At each reporting date, we revalue the contingent consideration obligations to their fair values and record increases and decreases in fair value within selling, general and administrative expenses in our combined statements of operations. Changes in the fair value of the contingent consideration obligations result from changes in discount periods and rates, and changes in probability assumptions with respect to the likelihood of achieving the performance targets.

For the years ended January 31, 2021, 2020, and 2019, we recorded benefits of $3.7 million, $5.4 million, and $4.2 million, respectively, within selling, general and administrative expenses for changes in the fair values of contingent consideration obligations associated with business combinations. The aggregate fair value of the remaining contingent consideration obligations associated with business combinations was $2.9 million at January 31, 2021, all of which was recorded within accrued expenses and other current liabilities.

Payments of contingent consideration earned under these agreements were $4.9 million, $3.4 million, and $2.0 million for the years ended January 31, 2021, 2020, and 2019, respectively.

7. INTANGIBLE ASSETS AND GOODWILL

Acquisition-related intangible assets consisted of the following as of January 31, 2021 and 2020:

	January 31, 2021
(in thousands)	Cost	Accumulated Amortization	Net
Intangible assets with finite lives:
Acquired technology	$74,272	$(72,349)	$1,923
Customer relationships	4,837	(2,759)	2,078
Trade names	1,151	(676)	475
Distribution network	2,000	(2,000)	—
Non-competition agreements	1,307	(484)	823
Total intangible assets	$83,567	$(78,268)	$5,299

	January 31, 2020
(in thousands)	Cost	Accumulated Amortization	Net
Intangible assets with finite lives:
Acquired technology	$75,765	$(72,542)	$3,223
Customer relationships	6,586	(3,882)	2,704
Trade names	1,231	(563)	668
Distribution network	2,000	(2,000)	—
Non-competition agreements	1,307	(34)	1,273
Total intangible assets	$86,889	$(79,021)	$7,868

Total amortization expense recorded for acquisition-related intangible assets was $2.2 million, $3.0 million and $8.1 million for the years ended January 31, 2021, 2020, and 2019, respectively. The reported amount of net acquisition-related intangible assets can fluctuate from the impact of changes in foreign currency exchange rates on intangible assets not denominated in U.S. dollars.

Estimated future amortization expense on finite-lived acquisition-related intangible assets is as follows:

(in thousands)
Years Ending January 31,	Amount
2022	$1,818
2023	1,711
2024	783
2025	734
2026	176
Thereafter	77
Total	$5,299

We recorded $0.3 million of impairments for certain acquired technology assets, which is included within software cost of revenue and professional service and other cost of revenue of $0.2 million and $0.1 million, respectively, for the year ended January 31, 2021. No impairments of acquired intangible assets were recorded during the years ended January 31, 2020 and 2019.

Goodwill activity for the years ended January 31, 2021 and 2020 was as follows:

(in thousands)	Amount
Year Ended January 31, 2020:
Goodwill, gross, at January 31, 2019	$157,976
Accumulated impairment losses through January 31, 2019	(10,822)
Goodwill, net, at January 31, 2019	147,154
Business combination	11,597
Foreign currency translation	(608)
Goodwill, net, at January 31, 2020	$158,143

Year Ended January 31, 2021:
Goodwill, gross, at January 31, 2020	$168,965
Accumulated impairment losses through January 31, 2020	(10,822)
Goodwill, net, at January 31, 2020	158,143
Adjustments to prior period acquisition	300
Foreign currency translation	(260)
Goodwill, net, at January 31, 2021	$158,183

Balance at January 31, 2021
Goodwill, gross, at January 31, 2021	$169,005
Accumulated impairment losses through January 31, 2021	(10,822)
Goodwill, net, at January 31, 2021	$158,183

We evaluated whether there has been a change in circumstances or indicators of potential impairment between November 1, 2020 and January 31, 2021 and as of the date of this filing in response to the economic impacts seen globally from COVID-19. The valuation methodology to determine the fair value of our reporting unit is sensitive to management's forecasts of future revenue, profitability and market conditions. At this time, the full impact of COVID-19 on our forecasts is uncertain and increases the subjectivity that will be involved in evaluating goodwill for potential impairment. We do expect declines in our reporting unit fair value as a result of delayed or reduced demand for our products and services, driving lower revenue and operating income across our businesses. However, given the significant difference between our reporting unit fair value and its carrying value in the most recent quantitative analyses completed as of November 1, 2020, as well as expected long-term recovery within our reporting unit, management does not believe that these events were sufficiently severe to result in an impairment trigger. We will continue to monitor conditions to determine whether any events or changes in circumstances may trigger a need to assess for impairment. No changes in circumstances or indicators of potential impairment were identified between November 1 and January 31 in each of the years ended January 31, 2020 and 2019.

No goodwill impairment was identified for the years ended January 31, 2021, 2020 and 2019.

8.SUPPLEMENTAL COMBINED FINANCIAL STATEMENT INFORMATION

Combined Balance Sheets

Inventories consisted of the following as of January 31, 2021 and 2020:

	January 31,
(in thousands)	2021	2020
Raw materials	$7,521	$7,461
Work-in-process	5,160	4,674
Finished goods	1,861	2,758
Total inventories	$14,542	$14,893

Property and equipment, net consisted of the following as of January 31, 2021 and 2020:

	January 31,
(in thousands)	2021	2020
Land and buildings	$2,854	$2,854
Leasehold improvements	13,530	13,592
Software	22,823	29,870
Equipment, furniture, and other	79,587	92,236
Total cost	118,794	138,552
Less: accumulated depreciation and amortization	(81,199)	(96,973)
Total property and equipment, net	$37,595	$41,579

Depreciation expense on property and equipment was $16.9 million, $11.8 million, and $10.6 million in the years ended January 31, 2021, 2020, and 2019, respectively.

Prepaid expenses and other current assets consisted of the following as of January 31, 2021 and 2020:

	January 31,
(in thousands)	2021	2020
Prepaid expenses	$22,037	$23,906
Deferred cost of revenue	4,570	7,067
Income tax receivables	1,379	2,030
Other	2,065	3,483
Total prepaid expenses and other current assets	$30,051	$36,486

Other assets consisted of the following as of January 31, 2021 and 2020:

	January 31,
(in thousands)	2021	2020
Long-term restricted cash and time deposits	$15,061	$25,606
Capitalized software development costs, net	11,315	11,679
Deferred commissions	4,459	3,394
Long-term deferred cost of revenue	1,959	527
Long-term security deposits	1,393	1,373
Long-term contract assets, net	1,219	937
Other	6,670	5,639
Total other assets	$42,076	$49,155

Accrued expenses and other current liabilities consisted of the following as of January 31, 2021 and 2020:

	January 31,
(in thousands)	2021	2020
Compensation and benefits	$44,801	$37,963
Distributor and agent commissions	12,422	10,097
Operating lease obligations - current portion	7,085	6,061
Income taxes	4,275	6,403
Contingent consideration - current portion	2,923	5,941
Taxes other than income taxes	2,559	717
Fair value of derivatives - current portion	678	132
Other	16,949	18,633
Total accrued expenses and other current liabilities	$91,692	$85,947

Other liabilities consisted of the following as of January 31, 2021 and 2020:

	January 31,
(in thousands)	2021	2020
Unrecognized tax benefits, including interest and penalties	$6,940	$6,930
Obligations for severance compensation	2,054	2,389
Contingent consideration - long-term portion	—	5,568
Finance lease obligations - long-term portion	—	2,510
Other	204	4
Total other liabilities	$9,198	$17,401

Combined Statements of Operations

Other income (expense), net consisted of the following for the years ended January 31, 2021, 2020, and 2019:

	Year Ended January 31,
(in thousands)	2021	2020	2019
Gains on equity investments, net	$3,769	$—	$—
Foreign currency gains (losses), net	1,682	(728)	(2,094)
(Losses) gains on derivative financial instruments, net	(95)	395	726
Other expense, net	(70)	(71)	(46)
Total other income (expense), net	$5,286	$(404)	$(1,414)

Combined Statements of Cash Flows

The following table provides supplemental information regarding our combined cash flows for the years ended January 31, 2021, 2020, and 2019:

	Year Ended January 31,
(in thousands)	2021	2020	2019
Cash paid for interest	$38	$23	$24
Cash (refunds) payments of income taxes, net	$1,260	$9,622	$7,602
Non-cash investing and financing transactions:
Accrued cash dividends payable to parent	$35,000	$—	$—
Accrued but unpaid purchases of property and equipment	$2,636	$3,399	$2,352
Inventory transfers to property and equipment	$894	$825	$1,699
Liabilities for contingent consideration in business combinations	$—	$7,023	$6,975
Finance leases of property and equipment	$—	$3,117	$—
Leasehold improvements funded by lease incentives	$—	$250	$—

9. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss includes items such as foreign currency translation adjustments and unrealized gains and losses on derivative financial instruments designated as hedges. Accumulated other comprehensive loss is presented as a separate line item in the equity section of our combined balance sheets. Accumulated other comprehensive loss items have no impact on our net income as presented in our combined statements of operations.

The following table summarizes changes in the components of our accumulated other comprehensive loss for the years ended January 31, 2021, 2020, and 2019:

(in thousands)	Unrealized Gains (Losses) on Derivative Financial Instruments Designated as Hedges	Foreign Currency Translation Adjustments	Total
Accumulated other comprehensive income (loss) at February 1, 2018	$2,733	$(11,160)	$(8,427)
Other comprehensive loss before reclassifications	(6,669)	(1,493)	(8,162)
Amounts reclassified out of accumulated other comprehensive income (loss)	(3,127)	—	(3,127)
Net other comprehensive loss	(3,542)	(1,493)	(5,035)
Accumulated other comprehensive loss at January 31, 2019	(809)	(12,653)	(13,462)
Other comprehensive income (loss) before reclassifications	1,755	(1,866)	(111)
Amounts reclassified out of accumulated other comprehensive loss	350	—	350
Net other comprehensive income (loss)	1,405	(1,866)	(461)
Accumulated other comprehensive income (loss) at January 31, 2020	596	(14,519)	(13,923)
Other comprehensive income (loss) before reclassifications	1,599	(1,545)	54
Amounts reclassified out of accumulated other comprehensive income (loss)	1,636	—	1,636
Net other comprehensive loss	(37)	(1,545)	(1,582)
Accumulated other comprehensive income (loss) at January 31, 2021	$559	$(16,064)	$(15,505)

All amounts presented in the table above are net of income taxes, if applicable. The accumulated net losses in foreign currency translation adjustments primarily reflect the strengthening of the U.S. dollar against the Brazilian real, which has resulted in lower U.S. dollar-translated balances of Brazilian real.

The amounts reclassified out of accumulated other comprehensive loss into the combined statements of operations, with presentation location, for the years ended January 31, 2021, 2020, and 2019, were as follows:

	Year Ended January 31,			Financial Statement Location
(in thousands)	2021	2020	2019
Unrealized gains (losses) on derivative financial instruments:
Foreign currency forward contracts	$39	$54	$(28)	Cost of software revenue
	117	(42)	(203)	Cost of software service revenue
	92	61	(387)	Cost of professional service and other revenue
	960	208	(1,735)	Research and development, net
	674	108	(1,128)	Selling, general and administrative
	1,882	389	(3,481)	Total, before income taxes
	(246)	(39)	354	(Provision) benefit for income taxes
	$1,636	$350	$(3,127)	Total, net of income taxes

10. RESEARCH AND DEVELOPMENT, NET

Our gross research and development expenses for the years ended January 31, 2021, 2020, and 2019, were $129.2 million, $112.7 million, and $101.7 million, respectively. Reimbursements from the IIA and other government grant programs amounted to $0.5 million, $1.4 million, and $1.7 million, for the years ended January 31, 2021, 2020, and 2019, respectively, which were recorded as reductions of gross research and development expenses.

We capitalize certain costs incurred to develop our commercial software products, and we then recognize those costs within cost of software revenue as the products are available for sale. Activity for our capitalized software development costs for the years ended January 31, 2021, 2020, and 2019, was as follows:

	Year Ended January 31,
(in thousands)	2021	2020	2019
Capitalized software development costs, net, beginning of year	$11,679	$6,076	$5,117
Software development costs capitalized during the year	5,132	7,638	2,687
Amortization of capitalized software development costs	(3,072)	(2,023)	(1,730)
Write-offs of capitalized software development costs	(2,244)	—	—
Foreign currency translation and other	(180)	(12)	2
Capitalized software development costs, net, end of year	$11,315	$11,679	$6,076

During the years ended January 31, 2021, we recorded an impairment charge of $2.2 million in software cost of revenue, reflecting the write-off of previously capitalized software development costs that were deemed non-recoverable based on our expectations of future market conditions. There were no material impairments of such capitalized costs during the years ended January 31, 2020 and 2019.

11. INCOME TAXES

The components of income (loss) before provision for income taxes for the years ended January 31, 2021, 2020, and 2019 were as follows:

	Year Ended January 31,
(in thousands)	2021	2020	2019
U.S.	$(8,665)	$(10,116)	$(3,769)
Non-U.S.	33,389	40,053	23,710
Total income before provision for income taxes	$24,724	$29,937	$19,941

The provision for income taxes for the years ended January 31, 2021, 2020, and 2019 consisted of the following:

	Year Ended January 31,
(in thousands)	2021	2020	2019
Current provision (benefit) for income taxes:
U.S. Federal	$(1,434)	$(884)	$1,702
U.S. State	(44)	(164)	69
Non-U.S.	8,087	(1,988)	(3,154)
Total current provision (benefit) for income taxes	6,609	(3,036)	(1,383)
Deferred provision (benefit) for income taxes:
U.S. Federal	(910)	372	1,848
U.S. State	(200)	89	420
Non-U.S.	(1,085)	5,142	6,735
Total deferred provision (benefit) for income taxes	(2,195)	5,603	9,003
Total provision for income taxes	$4,414	$2,567	$7,620

The reconciliation of the U.S. federal statutory rate to our effective tax rate on income before provision for income taxes for the years ended January 31, 2021, 2020, and 2019 was as follows:

	Year Ended January 31,
(dollars in thousands)	2021	2020	2019
U.S. federal statutory income tax rate	21.0%	21.0%	21.0%

Income tax provision at the U.S. federal statutory rate	$5,192	$6,287	$4,189
U.S. State income tax (benefit) provision	(226)	(45)	436
Non-U.S. tax rate differential	(2,802)	6,734	2,477
Tax incentives	(139)	(1,292)	(305)
Valuation allowances	31	(898)	1,761
Non-deductible expenses/non-taxable income	(261)	1,677	(1,787)
Tax contingencies	1,184	(13,254)	(3,584)
U.S. tax effects of non-U.S. operations	1,001	3,268	4,273
Other, net	434	90	160
Total provision for income taxes	$4,414	$2,567	$7,620
Effective income tax rate	17.9%	8.6%	38.2%
Our operations in Israel have been granted “Approved Enterprise” (“AE”) status by the Investment Center of the Israeli Ministry of Industry, Trade and Labor, which makes us eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959. Under the terms of the program, income attributable to an approved enterprise is exempt from income tax for a period of two years and is subject to a reduced income tax rate for the subsequent five to eight years (generally 10% - 23%, depending on the percentage of non-Israeli investment in the company). Our AE status expired between January 31, 2020 and January 31, 2021. Based on the current law, the company qualifies for an alternative tax incentive program as a Preferred Technological Enterprise (“PTE”). Pursuant to Amendment 73 to the Investment Law adopted in 2017, a company located in the Center of Israel that meets the conditions for PTE is subject to a 12% tax rate on eligible income. Income not eligible for PTE benefits is taxed at the regular corporate rate of 23%. In addition, certain operations in Cyprus qualify for favorable tax treatment under the Cypriot Intellectual Property Regime (“IP Regime”). This legislation exempts 80% of income and gains derived from patents, copyrights, and trademarks from taxation. These tax incentives decreased our effective tax rate by 0.6%, 4.3%, and 1.5% for the years ended January 31, 2021, 2020, and 2019, respectively.

Deferred tax assets and liabilities consisted of the following at January 31, 2021 and 2020:

	January 31,
(in thousands)	2021	2020
Deferred tax assets:
Loss carryforwards	$7,321	$8,416
Accrued compensation	1,884	1,158
Accrued expenses	390	—
Operating lease liabilities	362	457
Exchange rate differences	344	—
Other, net	235	—
Total deferred tax assets	10,536	10,031
Deferred tax liabilities:
Deferred cost of revenue	(3,831)	(2,733)
Goodwill and other intangible assets	(874)	(1,147)
Exchange differences	—	(719)
Accrued expenses	—	(448)
Depreciation of property and equipment	(550)	(1,017)
Operating lease right-of-use assets	(295)	(363)
Other, net	—	(620)
Total deferred tax liabilities	(5,550)	(7,047)
Valuation allowance	(5,732)	(5,701)
Net deferred tax liabilities	$(746)	$(2,717)

Recorded as:
Deferred tax assets	$3,303	$2,015
Deferred tax liabilities	(4,049)	(4,732)
Net deferred tax liabilities	$(746)	$(2,717)

We had non-U.S. NOL carryforwards of approximately $78.3 million. At January 31, 2021, all but $2.6 million of these non-U.S. loss carryforwards had indefinite carryforward periods.

We currently intend to continue to indefinitely reinvest the earnings of our non-U.S. subsidiaries to finance non-U.S. activities to the extent distributions would result in an incremental tax cost. We have not provided tax on the outside basis difference of non-U.S. subsidiaries nor have we provided for any additional withholding or other tax that may be applicable should a future distribution be made from any unremitted earnings of non-U.S. subsidiaries. Due to complexities in the laws of the non-U.S. jurisdictions and the assumptions that would have to be made, it is not practicable to estimate the total amount of income and withholding taxes that would have to be provided on such earnings.

As required by the authoritative guidance on accounting for income taxes, we evaluate the realizability of deferred tax assets on a jurisdictional basis at each reporting date. Accounting for income taxes guidance requires that a valuation allowance be established when it is more likely than not that all or a portion of the deferred tax assets will not be realized. In circumstances where there is sufficient negative evidence indicating that the deferred tax assets are not more likely than not realizable, we establish a valuation allowance. We have recorded valuation allowances in the amount of $5.7 million at January 31, 2021 and 2020.

Activity in the recorded valuation allowance consisted of the following for the years ended January 31, 2021 and 2020:

	Year Ended January 31,
(in thousands)	2021	2020
Valuation allowance, beginning of year	$(5,701)	$(6,815)
Income tax (provision) benefit	(31)	898
Adoption of ASU No. 2014-09	—	—
Currency translation adjustment and other	—	216
Valuation allowance, end of year	$(5,732)	$(5,701)

In accordance with the authoritative guidance on accounting for uncertainty in income taxes, differences between the amount of tax benefits taken or expected to be taken in our income tax returns and the amount of tax benefits recognized in our financial statements, determined by applying the prescribed methodologies of accounting for uncertainty in income taxes, represent our unrecognized income tax benefits, which we either record as a liability or as a reduction of deferred tax assets.

For the years ended January 31, 2021, 2020, and 2019 the aggregate changes in the balance of gross unrecognized tax benefits were as follows:

	Year Ended January 31,
(in thousands)	2021	2020	2019
Gross unrecognized tax benefits, beginning of year	$8,742	$24,755	$32,147
Increases related to tax positions taken during the current year	2,919	1,889	6,018
Increases as a result of business combinations	—	286	61
Increases related to tax positions taken during prior years	18	—	6,141
Increases (decreases) related to foreign currency exchange rates	272	1,073	(1,782)
Reductions for tax positions of prior years	(537)	(13,623)	(15,284)
Reductions for settlements with tax authorities	—	(4,133)	(1,111)
Lapses of statutes of limitations	(1,542)	(1,505)	(1,435)
Gross unrecognized tax benefits, end of year	$9,872	$8,742	$24,755

As of January 31, 2021, we had $9.9 million of unrecognized tax benefits, all of which, if recognized, would impact the effective income tax rate in future periods. We recorded $(0.1) million, $1.8 million, and $0.5 million of net tax (expense) benefit for interest and penalties related to uncertain tax positions in our provision for income taxes for the years ended January 31, 2021, 2020, and 2019, respectively. Accrued liabilities for interest and penalties were $1.0 million and $0.9 million at January 31, 2021 and 2020, respectively. Interest and penalties (expense and/or benefit) are recorded as a component of the provision for income taxes in the combined financial statements.

Our income tax returns are subject to ongoing tax examinations in several jurisdictions in which we operate. In Israel, we are no longer subject to income tax examination for years prior to January 31, 2018. In the U.S., our federal returns are no longer subject to income tax examination for years prior to January 31, 2018.

We regularly assess the adequacy of our provisions for income tax contingencies. As a result, we may adjust the reserves for unrecognized tax benefits for the impact of new facts and developments, such as changes to interpretations of relevant tax law, assessments from taxing authorities, settlements with taxing authorities, and lapses of statutes of expiration. We believe that it is reasonably possible that the total amount of unrecognized tax benefits at January 31, 2021 could decrease by approximately $1.3 million in the next twelve months as a result of settlement of certain tax audits or lapses of statutes of limitation. Such decreases may involve the payment of additional taxes, the adjustment of certain deferred taxes including the need for additional valuation allowances and the recognition of tax benefits.

12. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Our assets and liabilities measured at fair value on a recurring basis consisted of the following as of January 31, 2021 and 2020:

	January 31, 2021
	Fair Value Hierarchy Category
(in thousands)	Level 1	Level 2	Level 3
Assets:
Foreign currency forward contracts	$—	$998	$—
Total assets	$—	$998	$—
Liabilities:
Foreign currency forward contracts	$—	$678	$—
Contingent consideration—business combinations	—	—	2,923
Total liabilities	$—	$678	$2,923

	January 31, 2020
	Fair Value Hierarchy Category
(in thousands)	Level 1	Level 2	Level 3
Assets:
Foreign currency forward contracts	$—	$812	$—
Total assets	$—	$812	$—
Liabilities:
Foreign currency forward contracts	$—	$132	$—
Contingent consideration—business combinations	—	—	11,509
Total liabilities	$—	$132	$11,509

The following table presents the changes in the estimated fair values of our liabilities for contingent consideration measured using significant unobservable inputs (Level 3) for the years ended January 31, 2021 and 2020:

	Year Ended January 31,
(in thousands)	2021	2020
Fair value measurement, beginning of year	$11,509	$13,311
Contingent consideration liabilities recorded for business combinations	—	7,023
Changes in fair values, recorded in operating expenses	(3,665)	(5,392)
Payments of contingent consideration	(4,921)	(3,433)
Fair value measurement at end of period	$2,923	$11,509

Our estimated liability for contingent consideration represents potential payments of additional consideration for business combinations, payable if certain defined performance goals are achieved. Changes in fair value of contingent consideration are recorded in the combined statements of operations within selling, general and administrative expenses.

There were no transfers between levels of the fair value measurement hierarchy during the years ended January 31, 2021 and 2020.

Fair Value Measurements

Foreign Currency Forward Contracts - The estimated fair value of foreign currency forward contracts is based on quotes received from the counterparties thereto. These quotes are reviewed for reasonableness by discounting the future estimated cash flows under the contracts, considering the terms and maturities of the contracts and market foreign currency exchange rates using readily observable market prices for similar contracts.

Contingent Consideration Asset or Liability—Business Combinations - The fair value of the contingent consideration related to business combinations is estimated using a probability-adjusted discounted cash flow model. These fair value measurements are based on significant inputs not observable in the market. The key internally developed assumptions used in these models are discount rates and the probabilities assigned to the milestones to be achieved. We remeasure the fair value of the contingent consideration at each reporting period, and any changes in fair value resulting from either the passage of time or events occurring after the acquisition date, such as changes in discount rates, or in the expectations of achieving the performance targets, are recorded within selling, general, and administrative expenses. Increases or decreases in discount rates would have inverse impacts on the related fair value measurements, while favorable or unfavorable changes in expectations of achieving performance targets would result in corresponding increases or decreases in the related fair value measurements. We utilized a discount rate of 0.4% in our calculations of the estimated fair values of our contingent consideration liabilities as of January 31, 2021. We utilized discount rates ranging from 2.1% to 4.5% in our calculations of the estimated fair values of our contingent consideration liabilities as of January 31, 2020.

Other Financial Instruments
The carrying amounts of accounts receivable, short-term investments, contract assets, accounts payable, and accrued liabilities and other current liabilities approximate fair value due to their short maturities.

Assets and Liabilities Not Measured at Fair Value on a Recurring Basis

In addition to assets and liabilities that are measured at fair value on a recurring basis, we also measure certain assets and liabilities at fair value on a nonrecurring basis. Our non-financial assets, including goodwill, intangible assets, operating lease ROU assets, and property, plant and equipment, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset’s projected undiscounted cash flows. These assets are recorded at fair value only when an impairment charge is recognized. Further details regarding our regular impairment reviews appear in Note 2, “Summary of Significant Accounting Policies”.

As of January 31, 2021, the carrying amount of our noncontrolling equity investments in privately-held companies without readily determinable fair values was $4.7 million, of which $4.0 million was remeasured to fair value based on an observable transaction during the year ended January 31, 2021. These investments are included within other assets on the consolidated balance sheets. An unrealized gain of $3.2 million, which adjusted the carrying value of a noncontrolling equity investment, and a realized gain of $0.6 million upon the receipt of proceeds related to the partial sale of the same equity investment during the period was recorded in other income (expense), net on the consolidated statement of operations for the year ended January 31, 2021. As of January 31, 2020, the carrying amount of our noncontrolling equity investments in privately-held companies without readily determinable fair values was $1.8 million. There were no observable price changes in our investments in privately-held companies as of January 31, 2020. We did not recognize any impairments or other adjustments during the years ended January 31, 2021 and 2020.

13. DERIVATIVE FINANCIAL INSTRUMENTS

Our primary objective for holding derivative financial instruments is to manage foreign currency exchange rate risk when deemed appropriate. We enter into these contracts in the normal course of business to mitigate risks and not for speculative purposes.

Foreign Currency Forward Contracts

Under our risk management strategy, we periodically use foreign currency forward contracts to manage our short-term exposures to fluctuations in operational cash flows resulting from changes in foreign currency exchange rates. These cash flow exposures result from portions of our forecasted operating expenses, primarily compensation and related expenses, which are transacted in currencies other than the U.S. dollar, most notably the New Israeli Shekel. We also periodically utilize foreign currency forward contracts to manage exposures resulting from forecasted customer collections to be remitted in currencies other than the applicable functional currency, and exposures from cash, cash equivalents and short-term investments denominated in currencies other than the applicable functional currency. These foreign currency forward contracts generally have maturities of no longer than twelve months, although occasionally we will execute a contract that extends beyond twelve months, depending upon the nature of the underlying risk.

We held outstanding foreign currency forward contracts with notional amounts of $54.8 million and $89.0 million as of January 31, 2021 and 2020, respectively.

Fair Values of Derivative Financial Instruments

The fair values of our derivative financial instruments and their classifications in our combined balance sheets as of January 31, 2021 and 2020 were as follows:

		January 31,
(in thousands)	Balance Sheet Classification	2021	2020
Derivative assets:
Foreign currency forward contracts:
Designated as cash flow hedges	Prepaid expenses and other current assets	$998	$710
Not designated as hedging instruments	Prepaid expenses and other current assets	—	102
Total derivative assets		$998	$812

Derivative liabilities:
Foreign currency forward contracts:
Designated as cash flow hedges	Accrued expenses and other current liabilities	$355	$16
Not designated as hedging instruments	Accrued expenses and other current liabilities	323	116
Total derivative liabilities		$678	$132

Derivative Financial Instruments in Cash Flow Hedging Relationships

The effects of derivative financial instruments designated as cash flow hedges on accumulated other comprehensive loss (“AOCL”) and on the combined statement of operations for the years ended January 31, 2021, 2020, and 2019, were as follows:

	Year Ended January 31,
(in thousands)	2021	2020	2019
Net gains (losses) recognized in AOCL:
Foreign currency forward contracts	$1,863	$1,950	$(7,410)

Net gains (losses) reclassified from AOCL to the combined statements of operations:
Foreign currency forward contracts	$1,882	$389	$(3,481)

For information regarding the line item locations of the net losses on derivative financial instruments reclassified out of AOCL into the combined statements of operations, see Note 9, “Accumulated Other Comprehensive Loss.”

Effective with our February 1, 2018 adoption of ASU No. 2017-12, ineffectiveness of cash flow hedges is no longer recognized. All of the foreign currency forward contracts underlying the $0.6 million of net unrealized gains recorded in our accumulated other comprehensive loss at January 31, 2021 mature within twelve months, and therefore we expect all such gains to be reclassified into earnings within the next twelve months.

Derivative Financial Instruments Not Designated as Hedging Instruments

Losses (gains) recognized on derivative financial instruments not designated as hedging instruments in our combined statements of operations for the years ended January 31, 2021, 2020, and 2019, were as follows:

	Classification in Combined Statements of Operations	Year Ended January 31,
(in thousands)		2021	2020	2019
Foreign currency forward contracts	Other income (expense), net	$(95)	$395	$726

14. STOCK-BASED COMPENSATION AND OTHER BENEFIT PLANS

Verint maintains stock-based compensation plans for the benefit of its officers, directors and employees. The following disclosures represent stock-based compensation expenses attributable to Cognyte based on the awards and terms previously granted under Verint’s stock-based compensation plans to Cognyte employees and an allocation of Verint’s corporate and shared functional employee stock-based compensation expenses. Accordingly, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that Cognyte would have experienced as an independent company for the periods presented. The Cognyte employees’ stock-based compensation expenses were specifically identified whereas Verint’s corporate and shared functional employees’ stock-based compensation expenses were specifically identified to the extent possible with the remainder allocated on the basis of revenue.

Stock-Based Compensation Expense

We recognized stock-based compensation expense in the following line items on the combined statements of operations for the years ended January 31, 2021, 2020, and 2019:

	Year Ended January 31, 2021
(in thousands)	Cognyte employees	Other allocations	Total
Component of income before provision for income taxes:
Cost of revenue - software	$110	$624	$734
Cost of revenue - software service	183	258	441
Cost of revenue - professional service and other	218	734	952
Research and development, net	1,109	4,512	5,621
Selling, general and administrative	1,697	18,097	19,794
Total stock-based compensation expense	3,317	24,225	27,542
Income tax benefits related to stock-based compensation (before consideration of valuation allowances)	416	3,931	4,347
Total stock-based compensation, net of taxes	$2,901	$20,294	$23,195

	Year Ended January 31, 2020
(in thousands)	Cognyte employees	Other allocations	Total
Component of income before provision for income taxes:
Cost of revenue - software	$90	$552	$642
Cost of revenue - software service	259	377	636
Cost of revenue - professional service and other	330	1,311	1,641
Research and development, net	1,272	5,026	6,298
Selling, general and administrative	1,508	20,308	21,816
Total stock-based compensation expense	3,459	27,574	31,033
Income tax benefits related to stock-based compensation (before consideration of valuation allowances)	454	3,946	4,400
Total stock-based compensation, net of taxes	$3,005	$23,628	$26,633

	Year Ended January 31, 2019
(in thousands)	Cognyte employees	Other allocations	Total
Component of income before provision for income taxes:
Cost of revenue - software	$25	$308	$333
Cost of revenue - software service	356	346	702
Cost of revenue - professional service and other	218	992	1,210
Research and development, net	858	3,997	4,855
Selling, general and administrative	1,841	16,607	18,448
Total stock-based compensation expense	3,298	22,250	25,548
Income tax benefits related to stock-based compensation (before consideration of valuation allowances)	503	3,199	3,702
Total stock-based compensation, net of taxes	$2,795	$19,051	$21,846

The following table summarizes stock-based compensation expense by type of award for the years ended January 31, 2021, 2020, and 2019:

	Year Ended January 31, 2021
(in thousands)	Cognyte employees	Other allocations	Total
Restricted stock units and restricted stock awards	$3,371	$20,052	$23,423
Stock bonus program and bonus share program	(111)	4,111	4,000
Total equity-settled awards	3,260	24,163	27,423
Phantom stock units (cash-settled awards)	57	62	119
Total stock-based compensation expense	$3,317	$24,225	$27,542

	Year Ended January 31, 2020
(in thousands)	Cognyte employees	Other allocations	Total
Restricted stock units and restricted stock awards	$3,014	$20,399	$23,413
Stock bonus program and bonus share program	445	7,170	7,615
Total equity-settled awards	3,459	27,569	31,028
Phantom stock units (cash-settled awards)	—	5	5
Total stock-based compensation expense	$3,459	$27,574	$31,033

	Year Ended January 31, 2019
(in thousands)	Cognyte employees	Other allocations	Total
Restricted stock units and restricted stock awards	$2,907	$17,892	$20,799
Stock bonus program and bonus share program	391	4,346	4,737
Total equity-settled awards	3,298	22,238	25,536
Phantom stock units (cash-settled awards)	—	12	12
Total stock-based compensation expense	$3,298	$22,250	$25,548

Awards under Verint’s stock bonus and bonus share programs are accounted for as liability-classified awards, because the obligations are based predominantly on fixed monetary amounts that are generally known at inception of the obligation, to be settled with a variable number of shares of Verint common stock.

Stock-Based Awards Granted by Verint

Verint periodically awards RSUs to directors, officers, and other employees. The fair value of these awards is equivalent to the market value of Verint common stock on the grant date. RSUs are not shares of Verint common stock and do not have any of the rights or privileges thereof, including voting or dividend rights. On the applicable vesting date, the holder of an RSU becomes entitled to a share of Verint common stock. RSUs are subject to certain restrictions and forfeiture provisions prior to vesting.

Verint periodically awards PSUs to executive officers and certain employees that vest upon the achievement of specified performance goals or market conditions. We separately recognize compensation expense for each tranche of a PSU award as if it were a separate award with its own vesting date. For certain PSUs, an accounting grant date may be established prior to the requisite service period.

Once a performance vesting condition has been defined and communicated, and the requisite service period has begun, our estimate of the fair value of PSUs requires an assessment of the probability that the specified performance criteria will be achieved, which we update at each reporting date and adjust our estimate of the fair value of the PSUs, if necessary. All compensation expense for PSUs with market conditions is recognized if the requisite service period is fulfilled, even if the market condition is not satisfied.

RSUs and PSUs that are expected to settle with cash payments upon vesting, if any, are reflected as liabilities on our combined balance sheets. Such RSUs and PSUs were insignificant at January 31, 2021, 2020, and 2019. As of January 31, 2021, for such RSU awards that are outstanding, settlement with cash payments was not considered probable, and therefore these awards have been accounted for as equity-classified awards and are included in the table below.

The following table (“Award Activity Table”) summarizes activity for RSUs, PSUs, and other stock awards to Company personnel that reduce available plan capacity under the plans for the years ended January 31, 2021, 2020, and 2019:

	Year Ended January 31,
	2021		2020		2019
(in thousands, except grant date fair values)	Shares or Units	Weighted-Average Grant-Date Fair Value	Shares or Units	Weighted-Average Grant-Date Fair Value	Shares or Units	Weighted-Average Grant-Date Fair Value
Beginning balance	669	$51.35	705	$41.45	691	$41.40
Granted	413	$47.05	361	$59.76	475	$43.68
Released	(381)	$47.90	(333)	$40.70	(361)	$44.44
Forfeited	(65)	$52.68	(64)	$46.69	(100)	$40.92
Ending balance	636	$50.50	669	$51.35	705	$41.45

Other Benefit Plans

401(k) Plan and Other Retirement Plans

We maintain a 401(k) Plan for our full-time employees in the United States. The plan allows eligible employees who attain the age of 21 beginning with the first of the month following their date of hire to elect to contribute up to 60% of their annual compensation, subject to the prescribed maximum amount. We match employee contributions at a rate of 50%, up to a maximum annual matched contribution of $2,000 per employee. Employee contributions are always fully vested, while our matching contributions for each year vest on the last day of the calendar year provided the employee remains employed with us on that day.

Our matching contribution expenses for our 401(k) Plan were $0.2 million for each of the years ended January 31, 2021, 2020, and 2019.

We provide retirement benefits for non-U.S. employees as required by local laws or to a greater extent as we deem appropriate through plans that function similar to 401(k) plans. Funding requirements for programs required by local laws are determined on an individual country and plan basis and are subject to local country practices and market circumstances.

Severance Pay

We are obligated to make severance payments for the benefit of certain employees of Israel and our foreign subsidiaries. Severance payments made to Israeli employees are considered significant compared to all other subsidiaries with severance payment arrangements. Under Israeli law, we are obligated to make severance payments to certain employees of our Israeli subsidiaries, subject to certain conditions. In most cases, our liability for these severance payments is fully provided for by regular deposits to funds administered by insurance providers and by an accrual for the amount of our liability which has not yet been deposited.

Severance expenses for our Israeli employees for the years ended January 31, 2021, 2020, and 2019 were $7.5 million, $7.3 million, and $6.4 million, respectively.

15. LEASES

We have entered into operating leases primarily for corporate offices, research and development facilities, and automobiles. Our finance leases primarily relate to infrastructure equipment. Our leases have remaining lease terms of 1 year to 7 years. As of January 31, 2020, assets recorded under finance leases were $3.5 million and there was no accumulated depreciation associated with these finance leases as they were not placed in service. During the year ended January 31, 2021, we purchased the infrastructure equipment historically recorded as finance leases and capitalized the purchased assets to property and equipment, net. We do not have any finance leases as of January 31, 2021.

The components of lease expenses for the years ended January 31, 2021 and 2020 were as follows:

	Year Ended January 31,
(in thousands)	2021	2020
Operating lease expenses	$11,133	$10,016
Finance lease expenses:
Amortization of right-of-use assets (1)	84	—
Interest on lease liabilities	102	22
Total finance lease expenses	186	22
Variable lease expenses	3,349	2,996
Short-term lease expenses	34	205
Sublease income	—	—
Total lease expenses	$14,702	$13,239

(1) The assets subject to finance leases had not been placed in service as of January 31, 2020, and therefore there is no amortization of ROU assets for the year end January 31, 2020.

During the year ended January 31, 2021, we exited certain leased offices primarily due to our workforce operating under remote work environments in certain locations due to COVID-19, resulting in accelerated operating lease expenses of $0.7 million. During the year ended January 31, 2019, we recorded rent expense under all operating leases of $8.1 million under the previous lease accounting standard.

Other information related to leases was as follows:

	Year Ended January 31,
(dollars in thousands)	2021	2020
Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$8,822	$7,861
Operating cash flows from finance leases	$102	$22
Financing cash flows from finance leases	$492	$244
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$5,869	$4,629
Finance leases	$—	$3,117
Weighted average remaining lease terms
Operating leases	6 years	4 years
Finance leases	—	5 years
Weighted average discount rates
Operating leases	4.8%	5.2%
Finance leases	—%	4.6%

Maturities of lease liabilities as of January 31, 2021 were as follows:

January 31, 2021
(in thousands)	Operating Leases
Year Ending January 31,
2022	$8,499
2023	8,244
2024	7,672
2025	6,573
2026	4,139
Thereafter	162
Total future minimum lease payments	35,289
Less imputed interest	(4,069)
Total	$31,220

Reported as of January 31, 2021:
Accrued expenses and other current liabilities	$7,085
Operating lease liabilities	24,135
Other liabilities	—
Total	$31,220

16. COMMITMENTS AND CONTINGENCIES

Unconditional Purchase Obligations

In the ordinary course of business, we enter into certain unconditional purchase obligations, which are agreements to purchase goods or services that are enforceable, legally binding, and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on current needs and are typically fulfilled by our vendors within a relatively short time horizon. As of January 31, 2021, our unconditional purchase obligations totaled approximately $62.4 million.

Licenses and Royalties

We license certain technology and pay royalties under such licenses and other agreements entered into in connection with research and development activities.

As discussed in Note 2, “Summary of Significant Accounting Policies”, we receive non-refundable grants from the IIA that fund a portion of our research and development expenditures. The Israeli law under which the IIA grants are made limits our ability to manufacture products, or transfer technologies, developed using these grants outside of Israel. If we were to seek approval to manufacture products, or transfer technologies, developed using these grants outside of Israel, we could be subject to royalty requirements or be required to pay certain redemption fees. If we were to violate these restrictions, we could be required to refund any grants previously received, together with interest and penalties, and may be subject to criminal penalties.

Off-Balance Sheet Risk

In the normal course of business, we provide certain customers with financial performance guarantees, which are generally backed by bank guarantees and, in certain cases, by standby letters of credit. In general, we would only be liable for the amounts of these guarantees in the event that our nonperformance permits termination of the related contract by our customer, which we believe is remote. At January 31, 2021, we had approximately $70.7 million of outstanding bank guarantees and letters of credit relating primarily to these performance guarantees. As of January 31, 2021, we believe we were in compliance with our performance obligations under all contracts for which there is a financial performance guarantee, and the ultimate liability, if any, incurred in connection with these guarantees will not have a material adverse effect on our combined results of operations, financial position, or cash flows. Our historical non-compliance with our performance obligations has been insignificant.

Indemnifications

In the normal course of business, we provide indemnifications of varying scopes to customers against claims of intellectual property infringement made by third parties arising from the use of our products. Historically, costs related to these indemnification provisions have not been significant and we are unable to estimate the maximum potential impact of these indemnification provisions on our future results of operations.

To the extent permitted under Israeli law or other applicable law, we indemnify our directors, officers, employees, and agents against claims they may become subject to by virtue of serving in such capacities for us. We also have contractual indemnification agreements with our directors, officers, and certain senior executives. The maximum amount of future payments we could be required to make under these indemnification arrangements and agreements is potentially unlimited; however, we have insurance coverage that limits our exposure and enables us to recover a portion of any future amounts paid. We are not able to estimate the fair value of these indemnification arrangements and agreements in excess of applicable insurance coverage, if any.

Under the Separation and Distribution Agreement we entered into with Verint in connection with the spin-off, the parties have agreed to certain other indemnification arrangements with respect to litigation claims and liabilities allocated in the spin-off. Our liabilities in this regard are reflected on our historical Combined Balance Sheets as of January 31, 2021 and 2020.

In connection with the spin-off, we entered into a tax matters agreement (the “Tax Matters Agreement”) with Verint under which we and Verint each agreed to share the obligation to pay any taxes as shown on tax returns filed by Verint (or any member of its group), on one hand, and us (or any member of our group), on the other hand, such that we will be primarily responsible for any taxes related to, or arising in connection with, the Cognyte Business, and Verint will be responsible for any taxes related to, or arising in connection with, the remaining business of Verint, regardless of which party prepares and files any such tax return and whether such taxes arise prior to or after the spin-off.

We and Verint agreed to indemnify each other under the Tax Matters Agreement for certain actions or inactions that cause the distribution of our stock to fail to qualify as tax-free for U.S. federal income and Israeli tax purposes. If the distribution fails to qualify as tax-free due to no fault of either Verint or us, Verint and we will jointly be responsible for any resulting tax.

Under the terms of the Tax Matters Agreement, we and Verint agree generally to cooperate in preparing and filing tax returns and will retain and make available tax records to the other party. Contests with taxing authorities are generally controlled by whichever of us or Verint bears the potential liability for the contested tax. However, with respect to certain income tax returns of Verint group, Verint has an exclusive right to control any contest with taxing authorities regarding tax liabilities in connection with such income tax returns, even if we are allocated all or a portion of such taxes under the terms of the Tax Matters Agreement. If any tax contest relates to a failure of the spin-off to qualify as tax-free due to the fault of Verint or us, then the party at fault will control such tax contest. As we believe it is unlikely that we will incur obligations under the Tax Matters Agreement related to the tax-free treatment of the spin-off, we have not recorded such liabilities in our Combined Balance Sheet as of January 31, 2021.

Legal Proceedings

In March 2009, one of our former employees, Ms. Orit Deutsch, commenced legal actions in Israel against our primary Israeli subsidiary, Cognyte Technologies Israel Ltd (formerly known as Verint Systems Limited, “Cognyte IL”) (Case Number 4186/09) and against our former affiliate CTI (Case Number 1335/09). Also in March 2009, a former employee of Comverse Limited (CTI’s primary Israeli subsidiary at the time), Ms. Roni Katriel, commenced similar legal actions in Israel against Comverse Limited (Case Number 3444/09). In these actions, the plaintiffs generally sought to certify class action suits against the defendants on behalf of current and former employees of Cognyte IL and Comverse Limited who had been granted stock options in Verint and/or CTI and who were allegedly damaged as a result of a suspension on option exercises during an extended filing delay period that is discussed in Verint’s and CTI’s historical public filings. On June 7, 2012, the Tel Aviv District Court, where the cases had been filed or transferred, allowed the plaintiffs to consolidate and amend their complaints against the three defendants: Cognyte IL, CTI, and Comverse Limited.

On October 31, 2012, CTI distributed of all of the outstanding shares of common stock of Comverse, Inc., its principal operating subsidiary and parent company of Comverse Limited, to CTI’s shareholders (the “Comverse Share Distribution”). In the period leading up to the Comverse Share Distribution, CTI either sold or transferred substantially all of its business operations and assets (other than its equity ownership interests in Verint and in its then-subsidiary, Comverse, Inc.) to Comverse, Inc. or to unaffiliated third parties. As the result of these transactions, Comverse, Inc. became an independent company and ceased to be affiliated with CTI, and CTI ceased to have any material assets other than its equity interests in

Verint. Prior to the completion of the Comverse Share Distribution, the plaintiffs sought to compel CTI to set aside up to $150.0 million in assets to secure any future judgment, but the District Court did not rule on this motion. In February 2017, Mavenir Inc. became successor-in-interest to Comverse, Inc.

On February 4, 2013, Verint acquired the remaining CTI shell company in a merger transaction (the “CTI Merger”). As a result of the CTI Merger, Verint assumed certain rights and liabilities of CTI, including any liability of CTI arising out of the foregoing legal actions. However, under the terms of a Distribution Agreement entered into in connection with the Comverse Share Distribution, Verint, as successor to CTI, is entitled to indemnification from Comverse, Inc. (now Mavenir) for any losses Verint may suffer in its capacity as successor to CTI related to the foregoing legal actions. Under the Separation and Distribution Agreement we have entered into with Verint in connection with the Spin-off, we agreed to indemnify Verint for our share of any losses Verint may suffer related to the foregoing legal actions either in its capacity as successor to CTI to the extent not indemnified by Mavenir or due to its former ownership of us and Cognyte IL.

Following an unsuccessful mediation process, on August 28, 2016, the District Court (i) denied the plaintiffs’ motion to certify the suit as a class action with respect to all claims relating to Verint stock options and (ii) approved the plaintiffs’ motion to certify the suit as a class action with respect to claims of current or former employees of Comverse Limited (now part of Mavenir) or of Cognyte IL who held unexercised CTI stock options at the time CTI suspended option exercises. The court also ruled that the merits of the case would be evaluated under New York law.

As a result of this ruling (which excluded claims related to Verint stock options from the case), one of the original plaintiffs in the case, Ms. Deutsch, was replaced by a new representative plaintiff, Mr. David Vaaknin. CTI appealed portions of the District Court’s ruling to the Israeli Supreme Court. On August 8, 2017, the Israeli Supreme Court partially allowed CTI’s appeal and ordered the case to be returned to the District Court to determine whether a cause of action exists under New York law based on the parties’ expert opinions.

Following two unsuccessful rounds of mediation in mid to late 2018 and in mid-2019, the proceedings resumed. On April 16, 2020, the District Court accepted plaintiffs’ application to amend the motion to certify a class action and set deadlines for filing amended pleadings by the parties. CTI submitted a motion to appeal the District Court’s decision to the Supreme Court, as well as a motion to stay the proceedings in the District Court pending the resolution of the appeal. On July 6, 2020, the Supreme Court granted the motion for a stay. On July 27, 2020, the plaintiffs filed their response on the merits of the motion for leave to appeal, and the parties are waiting for further instructions or decisions from the Supreme Court.

From time to time we or our subsidiaries may be involved in legal proceedings and/or litigation arising in the ordinary course of our business. While the outcome of these matters cannot be predicted with certainty, we do not believe that the outcome of any current claims will have a material adverse effect on our combined financial position, results of operations, or cash flows.

17. GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION

Geographic Information

Revenue by major geographic region is based on the location of our contracting subsidiary, which may differ from the geographic location of the customer.

The information below summarizes revenue from unaffiliated customers by geographic area for the years ended January 31, 2021, 2020, and 2019:

	Year Ended January 31,
(in thousands)	2021	2020	2019
EMEA:
Israel	$274,113	$277,605	$263,540
Germany	86,834	77,540	73,065
Other	18,727	22,775	17,170
Total EMEA	379,674	377,920	353,775
Americas:
United States	44,746	53,354	56,839
Other	7,134	10,359	10,514
Total Americas	51,880	63,713	67,353
APAC	11,904	15,476	12,332
Total revenue	$443,458	$457,109	$433,460

Our long-lived assets primarily consist of net property and equipment, operating lease ROU assets, goodwill and other intangible assets, and deferred income taxes. We believe that our tangible long-lived assets, which consist of our net property and equipment, are exposed to greater geographic area risks and uncertainties than intangible assets and long-term cost deferrals, because these tangible assets are difficult to move and are relatively illiquid.

Property and equipment, net by geographic area consisted of the following as of January 31, 2021 and 2020:

	January 31,
(in thousands)	2021	2020
Israel	$31,104	$30,586
United States	902	4,293
Other countries	5,589	6,700
Total property and equipment, net	$37,595	$41,579

Significant Customers

The Company’s largest customers accounted for the following percentage of total revenue:

	Year Ended January 31,
	2021	2020	2019
Customer A	16.9%	15.6%	14.7%
Customer B	14.1%	12.9%	12.6%

In making this determination of significant customers, we define a customer as an organization from which we have recognized revenue in a reporting period. In situations where a governmental organization acts on behalf of multiple agencies or departments, we treat that organization as the customer for reporting purposes notwithstanding that each of the underlying agencies or departments is generally making its own independent purchasing decisions.

18. EARNINGS PER SHARE

On February 1, 2021, the date of consummation of the Spin-off, 65,773,335 of the Company’s ordinary shares, no par value, were distributed to Verint shareholders of record as of the January 25, 2021 record date. This share amount is being utilized for the calculation of basic earnings per share (“EPS”) for all periods presented. There were no dilutive effects to basic ordinary shares outstanding and EPS for all periods disclosed.

The following table summarizes the calculation of basic and diluted net income per ordinary share attributable to Cognyte for the years ended January 31, 2021, 2020, and 2019:

	Year Ended January 31,
(in thousands except share and per share data)	2021	2020	2019
Net income	$20,310	$27,370	$12,321
Net income attributable to noncontrolling interest	6,107	7,179	3,593
Net income attributable to Cognyte Business of Verint Systems Inc.	$14,203	$20,191	$8,728

Ordinary shares outstanding:
Basic shares	65,773	65,773	65,773
Effective of dilutive shares	—	—	—
Diluted shares	65,773	65,773	65,773

Net income per ordinary share attributable to Cognyte Business of Verint Systems Inc:
Basic and diluted	$0.22	$0.31	$0.13

19. SUBSEQUENT EVENTS

The combined financial statements of the Company are derived from the consolidated financial statements of Verint, which issued its financial statements for the year ended January 31, 2021 on March 31, 2021. Accordingly, the Company has evaluated transactions or other events for consideration as recognized subsequent events in the financial statements through March 31, 2021. Additionally, the Company has evaluated transactions and other events through the issuance of these combined financial statements, April 29, 2021, for purposes of disclosure of unrecognized subsequent events.

The Spin-Off

On February 1, 2021, we completed the previously announced Spin-off from Verint (the “Spin-off”) into a separate, independent publicly traded company, Cognyte Software Ltd. (Nasdaq: CGNT). The Spin-off was completed by means of a distribution in which each holder of Verint’s common stock, par value $0.001 per share, received one share of Cognyte’s ordinary shares, no par value, for every share of common stock of Verint held of record as of the close of business on January 25, 2021. After the distribution, Verint does not beneficially own any shares of common stock in Cognyte and will no longer consolidate Cognyte into its financial results for periods ending after January 31, 2021.

On February 1, 2021, in connection with the Spin-off, we entered into certain agreements with Verint that govern the relationship between Cognyte and Verint following the Spin-off, including each of the following: a Separation and Distribution Agreement, a Tax Matters Agreement, an Employee Matters Agreement, a limited duration Transition Services Agreement, an Intellectual Property Cross License Agreement, and a Trademark Cross License Agreement.
The Revolving Credit Facilities

On February 1, 2021, the previously announced revolving credit facilities became effective upon the completion of the spin-off. The two revolving credit facilities provide for up to $100.0 million in total borrowings and each have a term of three years with variable interest rates of 1.55%-1.65% plus LIBOR. The facilities require the Company to pay an annual commitment fee of 0.4% based on the average daily unused commitments. As of April 29, 2021, there were no amounts outstanding under the revolving credit facilities.

The Dividend

On April 13, 2021, we paid the Dividend of $35.0 million to Verint, the sole holder of record of ordinary shares as of the January 29, 2021 record date, as we satisfied the conditions described in Note 3, “Related Party Transactions with Verint”.