Form 20-F
period 2022-01-31
Cognyte Software Ltd.
filed 2022-04-05
CIK 1824814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
January 31, 2022
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
67,217,688 Ordinary Shares, no par value, at January 31, 2022.

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
Yes ☑ No ☐

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

Large accelerated filer	Accelerated filer	Non-accelerated filer	Emerging growth company
☑	☐	☐	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

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
Yes ☐ No ☑

Table of Contents COGNYTE SOFTWARE LTD.
i

Table of Contents COGNYTE SOFTWARE LTD.

Table of Contents COGNYTE SOFTWARE LTD.
INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this annual report on Form 20-F (this “Form 20-F” or “Annual Report”) using a number of conventions, which you should consider when reading the information contained herein. In this Form 20-F, “we,” “us,” “our” and “Cognyte” shall refer to Cognyte Software Ltd. together with its consolidated subsidiaries as a consolidated entity.

We are a global leader in investigative analytics software that empowers governments and enterprises with Actionable Intelligence for a Safer World™. Our open software is designed to help governments and enterprises accelerate and improve the effectiveness of investigations. Over 1,000 government and enterprise customers rely on our solutions to accelerate and conduct investigations and derive insights, with which they identify, neutralize, and tackle threats to national security, personal safety, business continuity and various forms of criminal activity. Our government customers consist of national, regional, and local government agencies in more than 100 countries around the world. Our enterprise customers consist of commercial customers and physical security customers.

We were formed in May 2020 under the name “Cognyte Software Ltd.” and converted to a public company after previously being a part of Verint Systems Inc. On February 1, 2021, we and Verint completed the spin-off and the related separation and distribution. As a result, we are now an independent, publicly traded company and our shares are listed on The Nasdaq Global Select Market (“Nasdaq”).

We publish consolidated financial statements expressed in U.S. dollars. Our consolidated financial statements responsive to Item 17 of this Annual Report are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our financial statements have been prepared in accordance with GAAP. We present our consolidated financial statements in U.S. dollars.

Our fiscal year ends on January 31 of each year. References to fiscal year ended January 31, 2020 refer to the fiscal year starting February 1, 2019 and ending January 31, 2020, references to fiscal year ended January 31, 2021 refer to the fiscal year starting February 1, 2020 and ending January 31, 2021, and references to fiscal year ended January 31, 2022 refer to the fiscal year starting February 1, 2021 and ending January 31, 2022.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

This Annual Report contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, the provisions of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Exchange Act of 1934 (the “Exchange Act”). Forward-looking statements include financial projections, statements of plans and objectives for future operations, statements of future economic performance, and statements of assumptions relating thereto. Forward-looking statements may appear throughout this report, including without limitation, in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects—5.A. Operating Results,” and are often identified by future or conditional words such as “will,” “plans,” “expects,” “intends,” “believes,” “seeks,” “estimates,” or “anticipates,” or by variations of such words or by similar expressions. There can be no assurance that forward-looking statements will be achieved. By their very nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions, and other important factors that could cause our actual results or conditions to differ materially from those expressed or implied by such forward-looking statements. Important risks, uncertainties, assumptions, and other factors that could cause our actual results or conditions to differ materially from our forward-looking statements include, among others, the items in the following list, which also summarizes some of our principal risks:

•risks that our customers may delay, cancel, or refrain from placing orders, refrain from renewing subscriptions or service contracts, or are unable to honor contractual commitments or payment obligations due to liquidity issues or other challenges in their budgets and business, changes in geopolitical environment due to the COVID-19 pandemic or otherwise;

•risks related to the impact of disruptions to the global supply chain, including impacts on the availability of electronic components and other products on which the Company relies, creating longer sales cycles for new deals and impacts on our ability to recognize revenue from our backlog;

•uncertainties regarding the impact of changes in macroeconomic and/or global conditions, including as a result of slowdowns, recessions, economic instability, political unrest, armed conflicts, including military actions involving Russia and Ukraine and other geopolitical tensions, natural disasters or outbreaks of disease, such as the novel coronavirus (“COVID-19”) pandemic, changes in sanctions and/or technology export restrictions imposed by regulators, self-imposed business restrictions, as well as the resulting impact on our operations, information technology spending and government budgets in both developed and developing countries, on our business;

•risks that continuing restrictions resulting from the COVID-19 pandemic or actions taken in response to the pandemic adversely impact our operations or our ability to fulfill orders, complete implementations, or recognize revenue;

•risks relating to adverse changes to the regulatory constraints to which we are subject, including our dependency on export and marketing licenses from the governments of Israel and other countries where we operate;

•risks associated with larger orders and customer concentration, including risk of volatility of our operating results from period to period, and challenges associated with our ability to accurately forecast revenue and expenses;

Table of Contents COGNYTE SOFTWARE LTD.
•risks associated with political and reputational factors related to our business or operations, including heightened scrutiny with respect to the nature of our solutions, or our Israeli identity, and our ability to maintain security clearances where required;

•risks that we may be unable to establish and maintain relationships with key resellers, partners, and system integrators and risks associated with our reliance on third-party suppliers for certain components, products, or services, including companies that may compete with us or work with our competitors;

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

•risks associated with customer concentration, including risks related to significant amounts of our business coming from government customers around the world, the associated procurement processes, and limitations on investor visibility due to classification or contractual restrictions;

•risks associated with our ability or costs to retain, recruit, and train qualified personnel in regions in which we operate either physically or remotely, including in new markets and growth areas we may enter, due to competition for talent, increasing labor costs, applicable regulatory requirements such as vaccination mandates, or otherwise;

•risks relating to our ability to properly manage investments in our business and operations, execute on growth or strategic initiatives, such as our software model transition, and enhance our existing operations and infrastructure, including the proper prioritization and allocation of limited financial and other resources;

•risks associated with acquisitions, strategic investments, partnerships or alliances, including risks related to identifying such initiatives, the diversion of management’s attention as a result of such initiatives, the disruption to the business, dilution of shareholder value and other adverse effects on the business, financial condition and results of operations;

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

•risks associated with complex and changing regulatory environments relating to our operations and the markets we operate in, the products and services we offer, and/or the use of our solutions by our customers, including with respect to applicable classification and confidentiality restrictions, and data privacy and protection;

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

v

Table of Contents COGNYTE SOFTWARE LTD.
•risks associated with changing tax laws and regulations, tax rates, and the continuing availability of expected tax benefits in the countries in which we operate;

•risks associated with our credit facilities or that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms or at all and risks related to the discontinuation of LIBOR;

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

•risks associated with the agreements with Verint entered into in connection with the spin-off, and our indemnification obligations to Verint;

•risks associated with market volatility in the price of our shares based on our performance, third-party publications or speculation, future sales or dispositions of our shares by significant shareholders or officers and directors, or factors and risks associated with actions of activist shareholders; and

•risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer.

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

Table of Contents COGNYTE SOFTWARE LTD.
PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Reserved

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

Our business is subject to risks arising from adverse changes in domestic and global macroeconomic and other conditions. Slowdowns, recessions, economic instability, political unrest, armed conflicts, natural disasters, supply chain disruptions or outbreaks of disease, such as the COVID-19 pandemic, around the world may cause governments and companies to delay, reduce, or even cancel planned spending or projects and may impact our business and operations. Limited or reduced government budgets and declines in information technology spending have affected the markets for our solutions in the past and may affect them again based on current and future macroeconomic and/or global conditions.

We generate a majority of our revenue from contracts with various governments around the world, including national, regional, and local government agencies. We expect that government contracts will continue to be a significant source of our revenue for the foreseeable future. Macroeconomic changes, such as the impacts of the Russian military action against Ukraine, the COVID-19 pandemic, rising interest rates, tightening credit markets, significant changes in commodity prices such as oil, or actual or threatened trade wars or restrictions on international trade, may also impact governments’ budget allocations and demand for our solutions.

Governmental agencies that are facing economic challenges, reduced budgets, liquidity issues, restrictions on trade or other impacts from macroeconomic or other global changes are also more likely to defer purchase decisions or projects or cancel or reduce orders, as well as to delay or default on payments. If customers or partners significantly reduce their spending with us, significantly delay projects, or significantly delay or fail to make payments to us, our business, results of operations, and financial condition would be materially adversely affected. This risk may be further elevated if such macroeconomic changes occur in a jurisdiction in which we have experienced significant customer concentration. See “Market and Strategy Risks —We have experienced significant customer concentration in recent periods, and our revenue levels would likely decline if any significant customer failed to purchase product or services from us at anticipated levels.”

Table of Contents COGNYTE SOFTWARE LTD.

Disruptions to the global supply chain have adversely affected our financial results and may negatively impact government spending.

The global supply chain experienced significant disruptions during 2021 as a result of electronic component and labor shortages and other macroeconomic factors. Such shortages and disruptions are expected to continue into 2022 and may further expand as a result of the Russian military action against Ukraine. As a result of these disruptions, we have experienced delays in supplier deliveries (including electronic components and other products on which we rely), extended lead times, and increased cost of freight, purchased materials and manufacturing labor costs. These disruptions, which are expected to continue into 2022, have delayed and are expected to continue to delay the timing of some customer orders and expected deliveries of our products. If the impacts of the supply chain disruptions are more severe than we expect, it could result in even longer lead times and further increased costs, all of which could materially adversely affect our business, financial condition and results of operations. In addition, governments may reduce their budgets or defer purchase decisions until supply chain disruptions subside.

The COVID-19 pandemic has adversely affected our business, including customer readiness, deployment, marketing and sale abilities, and may continue to adversely affect our business and results of operations.

The COVID-19 pandemic has reached all of the regions in which we do business, and governmental authorities around the world have implemented numerous measures attempting to contain and mitigate the effects of the pandemic, including travel bans and restrictions, border closings, quarantines, shelter-in-place orders, shutdowns, limitations or closures of non-essential businesses, and social distancing requirements. Companies around the world, including us, our customers, partners, and vendors, have implemented actions in response, including among others, office closings, site restrictions, and employee travel restrictions. Notwithstanding the loosening of these restrictions in certain countries in certain periods since the onset of the pandemic, the global spread of COVID-19 and actions taken in response have negatively affected us, our customers, partners, and vendors and caused significant economic and business disruption. We continue to monitor and assess the impact of the COVID-19 pandemic, including recommendations and orders issued by government and public health authorities in countries where we operate.

We have seen an improvement in the business environment in 2021 after an initial downturn in early 2020; however, in 2021, our revenue was negatively impacted by delays and reduced spending attributed to the impact of the COVID-19 pandemic on our customers’ operational priorities and as a result of cost containment measures they have implemented. Due to the pandemic, we saw a reduction or delay in certain large customer contracts, particularly on-premises arrangements, and we have generally been unable to conduct face-to-face meetings with existing or prospective customers and partners, present in-person demonstrations of our solutions, or host or attend in-person trade shows and conferences. Limitations on access to the facilities of our customers have also impacted our ability to deliver some of our products, complete certain implementations, and provide in-person consulting and training services, negatively impacting our ability to recognize revenue. Furthermore, many of our customers are government agencies, and their budgets may have been and may continue to be stretched thin due to the efforts taken to combat the pandemic. If some of our government customers experience budget shortfalls, they may decide to forgo using our services. Our ability to predict how the pandemic will impact our results in future periods is limited, including the extent to which customers may delay or miss payments, customers may defer, reduce, or refrain from placing orders or renewing subscriptions or support arrangements, or to which travel restrictions and site access restrictions may remain necessary, particularly if the pandemic fails to abate for an extended period of time or worsens.

In light of the adverse impact of COVID-19 on global economic conditions and our revenue, along with the uncertainty associated with the extent and timing of a potential recovery, in 2021, we implemented certain cost-reduction actions of varying durations. Such actions included, but were not limited to, reducing our discretionary spending, decreasing capital expenditures, reconsidering the optimal uses of our cash and other capital resources, and reducing workforce-related costs. Based on the improved business environment and our financial performance during 2021, we have in many cases resumed investments and other spending; however, these actions may need to be reassessed depending on how the facts and circumstances surrounding the pandemic evolve and we continue to evaluate and may decide to implement further cost control strategies to help us mitigate the impact of the pandemic, if required. Any such actions may have an adverse impact on us, particularly if they remain in place for an extended period.

Furthermore, as a result of the COVID-19 pandemic, our employees are often required to work a portion of their time remotely. It is possible that widespread remote work arrangements may have a negative impact on our operations, the execution of our business plans, the productivity and availability of key personnel and other employees necessary to conduct our business, and on third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices necessitated by the outbreak and related governmental actions. The increase in remote working may also result in increased privacy, data security, and fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be

Table of Contents COGNYTE SOFTWARE LTD.
subject to legal or regulatory challenges, particularly as regulatory guidance evolves in response to future developments. Such risks could materially and adversely affect our business and results of operations.

Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy resulting from the conflict in Ukraine or any other geopolitical tensions.

On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. The length and impact of the ongoing military conflict is highly unpredictable, and has led to and could continue creating market disruptions, including significant volatility in commodity prices, credit and capital markets, restrictions on international trade as well as supply chain interruptions.

Russian military actions and the resulting sanctions could also adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets in the longer term, potentially making it more difficult for us to obtain additional funds.

We are continuing to monitor the situation in Ukraine and assessing its potential impact on our business. While we do not trade with any Russian or Belarusian governmental agencies or with any of the entities which are subject to sanctions, any of the above-mentioned factors could affect our business, prospects, financial condition, and operating results and/or exacerbate other risks highlighted in this Annual Report. The extent and duration of the military action, sanctions and resulting market disruptions are currently impossible to predict, but could be substantial. Additionally, disruptive impacts of the conflict on other countries in Eastern Europe, including Bulgaria and Romania, where we have operations and facilities, could be prolonged, which may require us to reevaluate our operations there and/or otherwise harm our business. In addition, in response to the armed conflicts, governments may allocate budgets to military or other immediate needs, on account of our solutions.

Market and Strategy Risks

Regulatory constraints may limit our ability to offer and sell some of our products and services and to compete with competitors that are not subject to the same regulations.

The technologies that we develop, and that we rely upon in our products, are subject to regulation. See “We are subject to complex, evolving regulatory requirements that may be difficult and expensive to comply with and that could negatively impact our business.” Due to such regulation, our international sales and marketing, as well as our international procurement of skilled human resources, technology and components, depend largely on export and marketing license approvals from governmental agencies in Israel and in other countries. If we fail to obtain material approvals in the future, or if material approvals previously obtained are revoked or expire or are not renewed due to factors such as changes in political conditions, government policies or the imposition of sanctions, or if existing or future approvals are conditioned upon requirements that we are unable to meet or fulfill, then our ability to market and sell our products and services to customers outside the country in which they are developed and our ability to obtain goods and services essential to our business could be interrupted, resulting in a material adverse effect on our business, revenues, assets, liabilities and results of operations. In the past, certain of our licenses to market, export or to provide services to certain countries or regions were revoked or suspended for reasons beyond our control, including due to political and geopolitical reasons. We cannot assure you that in the future material licenses or approvals will not be revoked or suspended.

These regulations and requirements place us at a disadvantage compared to some of our competitors that are not subject to the same regulatory constraints, and can cause us to lose market share or experience slower growth.

Large orders or contracts, customer concentration, and other factors may significantly impact our results from period to period.

It is customary for us to receive large orders from time to time, either as part of a new contract or under an existing contract. We also have long-standing relationships with certain customers, resellers and partners that have historically accounted for a significant amount of our annual revenue. Any decision of said customers, resellers or partners, to stop, or significantly reduce the business with us, for commercial, geopolitical or any other reason, may cause a significant decrease of our revenue and periodic variations in results of operations. A single customer or reseller, or a small number of customers have historically and may in the future represent a substantial portion of our revenue in such periods, either in the form of a single order or in the form of multiple separate orders. A significant order during one period may not be followed by further orders from the same customer in subsequent periods, nor by similarly sized orders from other customers. As a result, our revenue and operating results are subject to substantial periodic variations, especially from quarter to quarter, in the event of receipt of one or more significant orders, a deferral or loss of one or more significant orders, a delay in a large implementation, or a deterioration in our relationship with a significant customer.

Table of Contents COGNYTE SOFTWARE LTD.

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

As with other software-focused companies, a large amount of our quarterly business tends to come in the last few weeks, or even the last few days, of each quarter. This trend has also complicated the process of accurately predicting revenue and other operating results, particularly on a quarterly basis. Our business is subject to seasonal factors that may also cause our results to fluctuate from quarter to quarter. See “Item 4B. Information on the Company—Business Overview—Seasonality”. In addition, an increased transition to a subscription model will likely reduce our overall revenue and will make our results less predictable. The adoption pace of a subscription model is unpredictable and an increased transition will further make it difficult to predict the mix of perpetual licenses and term-based subscriptions.

If we fail to manage our transition to a subscription based model, our revenues and results of operation may be harmed.

We are now offering certain of our solutions on a subscription model basis. Such business models is relatively new in the industry we operate and we estimate that, due to the nature of our solutions and the governmental organizations’ planning and purchasing behavior, governmental organizations adoption of a subscription-based model for solutions in our industry will be at a more moderate pace and less predictable compared to other industries that have recently transitioned to a subscription-based model. A transition to a subscription-based model may cause us to incur incremental operational, technical, legal and other costs. If we do not successfully manage the transition to a subscription-based model, or if the adoption will be in a different pace than we estimate, our financial results could be negatively impacted.

We have been subject to claims by third parties that our solutions infringe their terms of use or other propriety rights and may in the future become subject to similar or other claims that, regardless of merit, could disrupt our business, harm our reputation and adversely affect our results of operations or financial condition.

Our solutions capture, fuse and analyze data collected from various sources, including from commercial web sources and social platforms. Such sources and platforms may allege that our solutions and techniques for capturing and collecting data and information from such sources violate their terms of use or other propriety rights of such sources or of their users. In December 2021, Meta Platforms Inc., or Meta, issued a report alleging that certain solutions offered by us that interface with Facebook and Instagram platforms violate their terms of use. Concurrently with the issuance of the foregoing report, Meta announced that it had removed accounts that it claimed were associated with our solutions and requested we cease data collection from its social platforms. In response to Meta’s allegations, we made modifications to certain features of our solutions, which impacted the manner our customers can use these solutions. Any allegations that our solutions and techniques infringe the terms of use or rights of third parties may result in legal claims against us or our customers. These claims may damage our reputation, adversely impact our customer relationships and create liability for us. See “Reputational and political factors related to our business or operations may adversely affect us.” We generally agree in our customer contracts to indemnify customers for expenses or liabilities they incur as a result of third-party intellectual property infringement claims associated with our solutions and the resolution of these claims, irrespective of whether a court determines that our solutions and techniques infringed another party’s intellectual property rights, may be time-consuming, disruptive to our business and very costly. In addition, in connection with an infringement dispute, we may be required to cease using or developing certain features that we offer to our customers. These circumstances could adversely affect our ability to generate revenues as well as require us to incur significant expenses to develop alternative or modified solutions for our customers.

Reputational and political factors related to our business or operations may adversely affect us.

We have been subject to negative publicity as a result of allegations regarding certain of our investigative analytics services. In particular, Meta announced publicly that it had removed accounts that it claimed were associated with us and that it alleged were used to gather information on individuals contrary to its terms of service. The sale of our solutions to countries or customers that are viewed as having poor human rights or democracy records could result in negative publicity and reputational harm, even where such activities or transactions are permissible under applicable laws. In addition, we may be associated with

Table of Contents COGNYTE SOFTWARE LTD.
other companies in our industry that engage with customers viewed as having poor human rights or democratic records or with companies that apply techniques that are generally viewed negatively, which may negatively harm our reputation. Certain of our solutions are viewed to be more sensitive and intrusive than other solutions we offer, and as such are subject to heightened scrutiny and criticism by the public opinion, privacy advocates, privacy NGOs, media outlets and others. The offering and sale of these solutions may also harm us reputationally due to allegations of infringement on human rights and in particular privacy rights. The risk of these adverse impacts may also result in lost business opportunities that impact our results of operations. In addition, if we experience a reputational harm, it may negatively impact our ability to recruit and retain qualified personnel. These risks may grow as we grow our business and our brand.

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

If any of these suppliers, manufacturers, or partners experience financial, operational, manufacturing, or quality assurance difficulties, cease production or sale, or there is any other disruption in our supply, including as a result of the acquisition of a supplier or partner by a competitor or global supply chain disruptions, we will be required to locate alternative sources of supply or manufacturing, to internally develop the applicable technologies, to redesign our products, and/or to remove certain features from our products, any of which would be likely to increase expenses, create delivery delays, and negatively impact our sales. In addition, delays in the delivery of our products, including as a result from global supply chain disruptions, may result in delays in our collection which in turn may negatively impact our financial results and our cash flow planning. Although we endeavor to establish contractual protections with key providers, including source code escrows (where needed), warranties, and indemnities, we may not be successful in obtaining adequate protections, these agreements may be short-term in duration, and the counterparties may be unwilling or unable to stand behind such protections. Moreover, these types of contractual protections offer limited practical benefits to us in the event our relationship with a key provider is interrupted.

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

Table of Contents COGNYTE SOFTWARE LTD.
Intense competition in our markets and competitors with greater resources than us may limit our market share, profitability, and growth.

We face aggressive competition from numerous and varied competitors in all of our markets, making it difficult to maintain market share, remain profitable, invest, and grow. We are also encountering new competitors as we expand into new markets or as new competitors expand into ours. Our competitors may be able to more quickly develop or adapt to new or emerging technologies, better respond to changes in customer needs or preferences, better identify and enter into new areas of growth, or devote greater resources to the development, promotion, and sale of their products. Some of our competitors have, in relation to us, longer operating histories, larger customer bases, longer standing relationships with customers, superior brand recognition, superior margins, and significantly greater financial or other resources, especially in new markets we may enter. Consolidation among our competitors may also improve their competitive position. We also face competition from solutions developed internally by our customers or partners. For more information, see “Item 4B. Information on the Company—Business Overview—Competition”. To the extent that we cannot compete effectively, our market share and results of operations would be materially adversely affected.

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

The domestic and international regulatory environment is subject to constant change, often based on factors beyond our control or anticipation. These factors, include political climate, budgets, developments in international relations between countries and organizations, public opinion, pressure from large institutional investors and non-governmental organizations and various types of current events in international affairs, any of which could reduce demand for our products or require us to change or redesign products to maintain compliance or competitiveness. For example, laws requiring telecommunication providers to facilitate the monitoring of communications by law enforcement or governing the purchase and use of security solutions like ours influence the market demand for some of our products and/or customer requirements for specific functionality and performance or technical standards. If we do not successfully anticipate and respond to future changes in the regulatory environment, or if we are unable to redesign our products to meet the changing standards, our results of operations may be materially adversely affected.

Sales processes for sophisticated solutions and a broad solution portfolio like ours present significant challenges and may be unpredictable.

We offer our customers a broad solution portfolio and many of our solutions are sophisticated and may represent a significant investment for our customers. As a result, our sales cycles can range in duration from a few months to well over a year and may require, for example, discussions about budget and which potential solution is most suitable for the customer. As the length or complexity of a sales process increases, so does the risk of successfully closing the sale. Larger sales are often made by competitive bid, which also increases the time and uncertainty associated with such opportunities. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by our customers, our sales process is often delayed, with little or no control over any delays encountered by us. Customers may also require education on the value and functionality of our solutions as part of the sales process, further extending the time frame and uncertainty of the process.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

We have experienced significant customer concentration in recent periods, and our revenue levels would likely decline if any significant customer failed to purchase product or services from us at anticipated levels.

For the years ended January 31, 2022, 2021 and 2020, we had two government customers that collectively represented approximately 23%, 31%, and 29%, respectively, of our total revenue. We define a customer as an organization from which we have recognized revenue in a reporting period. In situations where we sell to a governmental organization that acts on behalf of multiple agencies or departments, we treat that organization as the customer for reporting purposes notwithstanding that each of the underlying agencies or departments is generally making its own independent purchasing decisions. Our contracts with government customers, or when the end user is a government customer, contain customary terms and conditions for government contracts of this kind, including a right for the customer to terminate the applicable contract with or without cause upon notice. We believe that the loss of one or more of these contracts (which are separately terminable) would not have a material adverse effect on our results of operations, especially over the long-term; however, given the factors impacting the periodic variations of our revenues and operating results discussed above, we cannot assure you that such a loss would never result in a material adverse impact on our operation results, especially in the short-term. In the past, orders from our largest customers have fluctuated from time to time based on our customers’ needs or other factors outside of our control. To the extent that any of these customers terminates its relationship with us or fails to purchase products or services from us at the anticipated levels, it may negatively impact our results of operations. Furthermore, we often sell our products and solutions in certain jurisdictions through resellers. A single reseller, or a small number of resellers, have historically and may in the future represent a substantial portion of our revenue in a given period. If any such reseller terminates its engagement with us, or will alternatively work on an exclusive basis with any of our competitors, it could negatively impact our results of operations, especially in the short-term. See “Risks Associated with the Global Nature of Our Operations—If we are unable to establish and maintain our relationships with third parties that market and sell our products, our business and ability to grow could be materially adversely affected.”

A significant portion of our business comes from government contracts, which exposes us to additional risks inherent in the government procurement process, potential adverse changes in the geopolitical environment, and limitations on investor visibility due to classification or contractual restrictions.

We provide products and services, directly and indirectly, to a variety of government entities around the world, including pursuant to contracts awarded to us, including under defense and homeland security-related programs. A majority of our revenue comes from sales to such governmental agencies, governmental authorities and government-owned companies.

Risks associated with licensing and selling products and services to government entities include more extended sales and collection cycles, varying governmental budgeting processes, adherence to complex procurement regulations, and other government-specific contractual requirements, including possible renegotiation or termination at the election of the government customer including due to geopolitical events and macro-economic conditions that are beyond our control. We may also be subject to offset requirements in our contracts with government entities that require us to spend money that we receive under the sale transaction, or to retain services that are needed in connection with our systems and products, in the country of the purchaser. This could reduce the economic value of the sales of our systems and products from our perspective. We may also be subject to audits, investigations or other proceedings relating to our government contracts and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, payment of fines, and suspension or debarment from future government business, as well as harm to our reputation and financial results.

Table of Contents COGNYTE SOFTWARE LTD.
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

Additionally, a significant portion of our government business is subject to security restrictions, either as a result of governmental classification requirements or contractual requirements, which, among other things, generally preclude us from disclosing certain information about these transactions, customarily including the identity of the customer and the solutions we are providing to the customer. As a result, our investors will have less visibility into certain of our engagements which are subject to such restrictions than into our business or contracts with customers and companies not subject to such restrictions.

Changes in our security clearances may adversely impact our sales or may impose restrictions on how we operate.

We and some of our subsidiaries maintain security clearances in Israel and other countries in connection with the development, marketing, sale, and/or support of our solutions. These clearances are reviewed from time to time by these countries and could be deactivated, including for reasons that are beyond our control. If we lose our security clearances in a particular country, we may be unable to sell our solutions for secure projects in that country and might also experience greater challenges in selling such solutions even for non-secure projects in that country. These security clearances also impose restrictions on how we conduct our business and the information we are allowed to share with our investors and our non-Israeli board members. Even if we are able to obtain and maintain applicable security clearances, government customers may decline to purchase our solutions if they were not developed or manufactured in that country or if they were developed or manufactured in other countries that are considered disfavored by such country.

If we cannot retain and recruit qualified personnel, our ability to operate and grow our business may be impaired.

We depend on the continued services of our management and employees, particularly our sales and marketing personnel and research and development personnel, to run and grow our business. To remain successful and to grow, we need to retain existing employees and attract new qualified employees, including in new markets and growth areas we may enter, such as employees in the technology sectors. Retention is an industry-wide issue given the competitive technology labor market and as the millennial workforce continues to value multiple company experience over long tenure. In addition, all of our executive officers and key personnel are at-will employees and may terminate their employment relationship with us at any time. The loss of the services of our key personnel and any of our other executive officers, and our inability to find suitable replacements in a timely fashion, could result in a decline in sales, delays in product development, and harm to our business and operations.

Given the limited number of people with sales and marketing experience, which has been exacerbated by the COVID-19 pandemic, we invest significant time and resources in training new members of our sales force, and we may be unable to achieve our target performance levels with new sales personnel as rapidly as we have done in the past, or at all, due to larger numbers of hires or lack of experience training sales personnel to operate in new jurisdictions or because of the remote hiring and training process. Our failure to hire a sufficient number of qualified individuals or to integrate new sales force members within the time periods we have achieved historically, and to contain sales force attrition rates may materially impact the growth of our business. In addition, the armed conflict in Ukraine has led to many companies reducing their head count in Ukraine and instead looking to recruit personnel in other eastern European countries, which could lead to an increased competition for talented personnel.

Furthermore, if we experience high turnover of our product and development personnel, a lack of managerial resources to guide our research and development, or a lack of other research and development resources, we may miss or fail to execute on new product development and strategic opportunities and consequently lose potential and actual market share. The success of our business is largely dependent on our product and development teams developing and executing on a product roadmap that allows us to retain and increase the spending of our existing customers and attract new customers. A failure to continue offering the same caliber of solutions due to a loss of key personnel could therefore adversely affect our business and results of operations.

Our success also depends on our ability to effectively source and staff people with the right mix of skills and experience to perform services for our customers, including our ability to transition personnel to new assignments on a timely basis. If we are unable to effectively utilize our personnel on a timely basis to fulfill the needs of our customers, our business could suffer. As we grow, we must also enhance and expand our management team to execute on new and larger agendas and challenges. The market for qualified personnel is competitive in the geographies in which we operate and may be limited especially in areas of emerging technology. We may be at a disadvantage to larger companies with greater brand recognition or financial resources or to start-ups or other emerging companies in trending market sectors. Moreover, the COVID-19 pandemic has also caused a shift to virtual recruiting, which has increased the difficulty in integrating and introducing them into our corporate culture and retaining them for the longer term. Larger companies with whom we compete have expended and will likely continue to expend

Table of Contents COGNYTE SOFTWARE LTD.
more resources than we do on employee recruitment and are often better able to offer more favorable compensation and incentive packages than we can.

We seek to retain and motivate existing personnel through our compensation practices, company culture, and career development opportunities. However, efforts we engage in to establish operations in new geographies where additional talent may be available, potentially at a lower cost, may be unsuccessful or fail to result in the desired cost savings. If we are unable to attract and retain qualified personnel when and where they are needed, our ability to operate and grow our business could be impaired. Moreover, if we are not able to properly balance investment in personnel with sales, our profitability may be adversely affected.

Competition for highly skilled technical and other personnel in Israel is intense, and as a result we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

We compete in a market marked by rapidly changing technologies and an evolving competitive landscape. In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel with requisite qualifications to provide expertise across the entire spectrum of our intellectual capital and business needs.

Our principal research and development as well as significant elements of our general and administrative activities are conducted at our headquarters in Israel, and we face significant competition for suitably skilled employees in Israel. While there has been intense competition for qualified human resources in the Israeli high-tech industry historically, the industry experienced record growth and activity in 2021, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity has caused a sharp increase in job openings in both Israeli high-tech companies and Israeli research and development centers of foreign companies, and intensification of competition between these employers to attract qualified employees in Israel. As a result, the high-tech industry in Israel has experienced significant levels of employee attrition and is currently facing a severe shortage of skilled human capital, including engineering, research and development, sales and customer support personnel. Many of the companies with which we compete for qualified personnel have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

In addition, as a result of the intense competition for qualified human resources, the Israeli high-tech market has also experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-tech industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly decreased in value. Share price declines may reduce the employees’ motivation to continue to work for us and could heighten the risk of employee attrition. As a result of such decrease in value of the employees’ equity, we may be required to pay additional salaries in order to attract qualified personnel, which may significantly increase our salary costs.

While we utilize non-competition agreements with our employees as a means of improving our employee retention, those agreements may not be effective towards that goal. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under Israeli law, and it may be difficult for us to restrict our competitors from benefiting from the expertise our former employees developed while working for us.

In light of the foregoing, there can be no assurance that qualified employees will remain in our employ or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

We may require additional capital to support our operations or the growth of our business, and this capital might not be available on acceptable terms, if at all.

We might require substantial additional financing in order to operate our business, execute our growth strategy and respond to challenges or unforeseen circumstances. Such financing might not be available on commercially reasonable terms, if at all. If we are unable to obtain such financing, on commercially reasonable terms, or at all, we will not be able to, among other things:

•execute our growth strategy;
•develop new features, integrations, capabilities, and enhancements;
•continue to expand our product development, sales, and marketing organizations;
•respond to competitive pressures or unanticipated working capital requirements; or

Table of Contents COGNYTE SOFTWARE LTD.
•pursue acquisition opportunities.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, our shareholders’ ownership interest will be diluted. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures, or declaring dividends. Debt financing could also have significant negative consequences for our business, results of operations and financial condition, including, among others, increasing our vulnerability to adverse economic and industry conditions, limiting our ability to obtain additional financing, requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes, limiting our flexibility in planning for, or reacting to, changes in our business, and placing us at a possible competitive disadvantage compared to less leveraged competitors or competitors that may have better access to capital resources.

Our future success depends on our ability to manage investments in our business and operations properly, execute on growth or strategic initiatives, and enhance our existing operations and infrastructure.

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

Our success also depends on our ability to execute or continue to execute on other growth or strategic initiatives we are pursuing, including maintaining our software model. For example, in addition to the other factors described in this section, our profitability objectives are highly dependent on our ability to continue to shift our product mix towards software and away from professional services and hardware resales and to maintain a more productized proprietary software offering.

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

Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, cause post integration challenges, divert the attention of management, disrupt our business, dilute shareholder value, and adversely affect our business, financial condition and results of operations.

We may in the future seek to acquire or invest in businesses, joint ventures, products and capabilities, or technologies that we believe could complement or expand our products and solutions or otherwise offer growth opportunities. Any such acquisition or investment may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products and capabilities, personnel, or operations of the acquired companies, particularly if we are unable to retain the key personnel of the acquired company. These transactions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our existing business. Additionally, we have limited experience in acquiring other businesses. Any such transactions that we are able to complete may not result in any synergies or other benefits we had expected to achieve, which could result in substantial impairment charges and dilution of our shareholders’ value.

If we are unable to establish and maintain our relationships with third parties that market and sell our products, our business and ability to grow could be materially adversely affected.

Table of Contents COGNYTE SOFTWARE LTD.

Slightly below half of our sales are made through partners, including distributors, resellers, sales representatives and system integrators. To remain successful, we must maintain our existing relationships as well as identify and establish new relationships with such parties. We must often compete with other suppliers for these relationships and our competitors often seek to establish exclusive relationships with these sales channels or to otherwise restrict others in partnering with them. Our ability to establish and maintain these relationships is based on, among other things, factors that are similar to those on which we compete for end customers, including features, functionality, ease of use, installation and maintenance, and price. Even if we are able to secure such relationships on terms we find acceptable, there is no assurance that we will be able to realize the benefits we anticipate. Some of our partners may also compete with us or have affiliates that compete with us, or may also partner with our competitors or offer our products and those of our competitors as alternatives when presenting proposals to end customers. Our ability to achieve our revenue goals and growth depends to a significant extent on maintaining, enabling, and adding to these sales channels, and if we are unable to do so, our business and ability to grow could be materially adversely affected.

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

Our global operations are, and any future growth will be, subject to a variety of risks, many of which are beyond our control, including risks associated with, but not limited to:

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

We are headquartered in and have significant operations in Israel, including research and development, manufacturing, sales and support. Conflicts and political, economic and/or military conditions in Israel and the Middle East region have affected and may in the future affect our operations. Violence within Israel or the outbreak of violent conflicts between Israel and its neighbors, including the Palestinians and Iran, could impede our ability to manufacture, sell and support our products or engage in research and development, and could otherwise adversely affect our business or operations. In addition, some of our employees in Israel are required to perform annual compulsory military service and are subject to being called to active duty at any time. Hostilities involving Israel may also result in the interruption or curtailment of trade between Israel and its trading

Table of Contents COGNYTE SOFTWARE LTD.
partners or a significant downturn in the economic or financial condition of Israel and could materially adversely affect our results of operations.

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

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. Campaigns of boycotts, divestment and sanctions have also been undertaken against Israel, which could adversely impact our business.

Privacy and Information Security Risks

We may be subject to information technology system breaches, failures, or disruptions that could harm our operations, financial condition, or reputation.
We rely extensively on information technology systems to operate and manage our business and to process, maintain, and safeguard information, including information related to our customers, partners, and personnel. This information may be processed and maintained on our internal information technology systems or in some cases on systems hosted by third-party service providers. These systems, whether internal or external, may be subject to breaches, failures, or disruptions as a result of, among other things, cyber-attacks, computer viruses, physical security breaches, natural disasters, accidents, power disruptions, telecommunications failures, new system implementations, or acts of terrorism or war. In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in frequency and sophistication in recent years. We have experienced and expect to continue to experience actual and attempted cyber-attacks of our IT networks and systems, such as through phishing scams and ransomware. Although none of these actual or attempted cyber-attacks has yet had a material adverse impact on our operations, financial condition or reputation, we cannot guarantee that such incidents will not have such an impact in the future. In addition, from time to time, hackers publish past breaches or historical data related to us that was obtained through historical breaches. While we are continually working to maintain secure and reliable systems, our security, redundancy, and business continuity efforts may be ineffective or inadequate. We must continuously improve our design and coordination of security controls across our business groups and geographies. Despite our efforts, it is possible that our security systems, controls, and other procedures that we follow or those employed by our third-party service providers, may not prevent breaches, failures, or disruptions. Such breaches, failures, or disruptions have in the past and could in the future subject us to the loss, compromise, destruction, or disclosure of sensitive or confidential information, including personally identifiable information, or intellectual property, either of our own information or intellectual property or that of our customers (including end customers) or other third parties that may have been in our custody or in the custody of our third-party service providers, financial costs or losses from remedial actions, litigation, regulatory issues, liabilities to customers or other third parties, damage to our reputation, delays in our ability to process orders, delays in our ability to provide products and services to customers, including SaaS or other hosted or managed services offerings, research and development or production downtimes, or delays or errors in financial reporting. Information system breaches or failures at one of our partners, including hosting providers or those who support other cloud-based offerings, may also result in similar adverse consequences. Any of the foregoing could harm our competitive position, result in a loss of customer confidence, and materially and adversely affect our results of operations or financial condition.

Cybersecurity and complying with personal data rights pose economic, operational and reputational risks. If we are unable to implement the technological and digital projects required to support our future growth and profitability in compliance with applicable rules and regulations, our business and results of operations may be materially adversely affected. We carry data protection liability insurance against cyber-attacks, with limits we deem adequate to offset all or some of the costs we may incur as a result of damage to our computers, equipment and networks and resulting disruption of our operations. However, the devotion of additional resources to the security of our information technology systems in the future could significantly increase the cost of doing business or otherwise adversely impact our financial results.

As a result of the COVID-19 pandemic, a greater number of our employees are working remotely and accessing our IT systems and networks remotely, which may further increase our vulnerability to cybercrimes and cyber-attacks and increase the stress on our technology infrastructure and systems. Although we maintain data protection liability insurance, this insurance may not be sufficient to cover all of our losses from any future breaches or failures of our IT systems, networks and services.

Table of Contents COGNYTE SOFTWARE LTD.
Our solutions may contain defects or may be vulnerable to cyber-attacks, which could expose us to both financial and non-financial damages.

Our solutions may contain defects or may develop operational problems. This risk is amplified for our more sophisticated solutions. New products and new product versions, service models such as hosting, SaaS, and managed services, and the incorporation of third-party products or services into our solutions, also give rise to the risk of defects, errors or vulnerabilities. These defects, errors or vulnerabilities may relate to the operation or the security of our products or services, including third-party components or services. If we do not discover and remedy such defects, errors, vulnerabilities or other operational or security problems until a product has been released to customers or partners, we may incur significant costs to correct such problems and/or become liable for substantial damages for product liability claims or other liabilities. Furthermore, real or perceived errors, failures, or bugs in our solutions, or dissatisfaction with our solutions and outcomes, could result in customer terminations.

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

Regulatory Risks

Increasing regulatory focus on human rights, including data privacy issues and expanding laws in these areas may result in increased compliance costs, impact our business models, and expose us to increased liability.

As a global company, we are subject to global privacy and data security laws, and regulations. These laws and regulations may be inconsistent across jurisdictions and are subject to evolving and differing (sometimes conflicting) interpretations. Government regulators, privacy advocates and class action attorneys are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data. This increased scrutiny may result in additional compliance obligations, costs, new interpretations of existing laws and regulations, increased regulatory proceedings or litigation and increased exposure for significant fines, penalties or commercial liabilities, as well as reputational damage.

Table of Contents COGNYTE SOFTWARE LTD.
Globally, laws such as the General Data Protection Regulation in Europe, state laws in the United States on privacy, data and related technologies, such as the California Consumer Privacy Act, as well as industry self-regulatory codes create new compliance obligations and expand the scope of potential liability, either jointly or severally with our customers and suppliers. While we have invested in readiness to comply with applicable requirements, these new and emerging laws, regulations and codes may affect our ability to reach current and prospective customers, to respond to both enterprise and individual customer requests under the laws (such as individual rights of access, correction, and deletion of their personal information), and to implement our business models effectively. These new laws may also impact our products and services as well as our innovation in new and emerging technologies. These requirements, among others, may impact demand for our offerings and force us to bear the burden of more onerous obligations in our contracts or otherwise increase our exposure to customers, regulators, or other third parties. Furthermore, the uncertain and shifting regulatory environment may cause concerns regarding data privacy and may create privacy concerns, which could inhibit sales of our services and limit adoption of our platform.

Transferring personal information across international borders is becoming increasingly complex. For example, European data transfers outside the European Economic Area are highly regulated. The mechanisms that we and many other companies rely upon for data transfers, including standard contract clauses, may be contested or invalidated. If the mechanisms for transferring personal information from certain countries or areas, including Europe, should be found invalid or if other countries implement more restrictive regulations for cross-border data transfers (or not permit data to leave the country of origin), such developments could harm our business, financial condition and results of operations. The costs of compliance with, and other burdens imposed by, these laws, regulations, standards, and obligations, or any inability to adequately address privacy, data protection, or information security-related concerns, even if unfounded, may limit the use and adoption of our solutions, reduce overall demand for our solutions, make it more difficult to meet expectations from or commitments to customers, impact our reputation, or slow the pace at which we close sales transactions, any of which could harm our business, financial condition, and results of operations.

Our failure to comply with the anti-corruption, trade compliance, anti-money-laundering and terror finance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.

We must comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, including among others the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the U.K. Bribery Act 2010 (the “Bribery Act”), Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 57373-1977 and the Israeli Prohibition on Money Laundering Law, 5760–2000 (collectively, the “Israeli Anti-Corruption Laws”), and the Brazilian Anti-Corruption Act. These laws and regulations apply to companies, individual directors, officers, employees and business partners acting on our behalf and prohibit us and our officers, directors, employees and business partners acting on our behalf, including joint venture partners and agents, from corruptly offering, promising, authorizing or providing anything of value to public officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The Bribery Act also prohibits non-governmental “commercial” bribery and accepting bribes. As part of our business, we constantly deal with governments and state-owned business enterprises, the employees and representatives of which may be considered public officials for purposes of anti-corruption laws, including the FCPA, the Bribery Act and the Israeli Anti-Corruption Laws. In addition, some of the jurisdictions in which we operate are considered to lack a developed legal system and have elevated levels of corruption.

Our business must also be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the State of Israel and other relevant sanctions authorities. In the past, changes in these laws and regulations impaired our ability to enter into contracts with certain customers or to perform our obligations under certain existing contracts. We cannot assure you that in the future these regulations will not change in a way that will materially impair our ability enter into new contracts with customers or to perform our obligations under existing material contracts or in a way that will impose restrictions on the way we operate our business or the on customers we engage with.

Our global operations expose us to the risk of violating, or being accused of violating, anti-corruption laws, anti-money-laundering laws and economic and trade sanctions laws and regulations, which may expose us to reputational harm. In addition, our failure to comply with these laws and regulations may expose us to significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities, we cannot assure compliance by our employees or business partners for which we may be held responsible, and any such violation could materially adversely affect our business, financial condition and results of operations. See “Item 4B.

Table of Contents COGNYTE SOFTWARE LTD.
Information on the Company—Business Overview—Government Regulations—Anti-Corruption, Anti-Money Laundering and Sanctions.”

We are subject to complex, evolving regulatory requirements that may be difficult and expensive to comply with and that could negatively impact our business.

Our business and operations are subject to a variety of regulatory requirements in the countries in which we operate or offer our solutions, including, among other things, with respect to trade compliance, anti-corruption, information security, data privacy and protection, tax, labor and government contracts. For more information regarding the government regulations to which we are subject, see “Item 4.B. Business Overview — Government Regulations.” Compliance with these regulatory requirements may be onerous, time-consuming, and expensive, especially where these requirements are inconsistent from jurisdiction to jurisdiction, or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders. Regulatory requirements in one jurisdiction may make it difficult or impossible to do business in another jurisdiction. We may also be unsuccessful in obtaining permits, licenses, or other authorizations required to operate our business, such as for the marketing or sale or import or export of our products and services.

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

Moreover, regulatory requirements are subject to constant updates, modifications and revisions by the authorities adopting and implementing such requirements which result in uncertainty as well as difficulties in planning ahead of time. The increased public awareness in potential human rights violations by governments and organizations using advanced cyber tools, and the resulting heightened scrutiny by the public opinion, privacy NGOs, privacy advocates, the media and others, resulted and may continue to result in regulatory and policy changes from time to time. In late 2021, the Israeli Ministry of Defense issued a statement that it intends to tighten the control over cyber exports and in connection therewith imposed additional requirements with respect to obtaining export licenses for certain technologies. The Israeli Ministry of Defense also updates from time to time the countries approved for export of cyber and defense tools by Israeli companies and the list of countries that are exempt from the need to obtain marketing license prior to export of the above. Adapting our practices, policies and procedures to this ever-changing regulatory environment involves resources and time and requires our regulatory compliance teams to be on the watch for any actual or potential changes and may have an impact on our ability to pursue business opportunities and anticipate the future results.

Due to the nature of our products, we are also subject to classification of certain information under relevant legislation and regulations, and we may therefore be limited from time to time as to the information that we may disclose to the public.

Intellectual Property Risks

Our intellectual property may not be adequately protected.

Our success depends to a significant degree on the legal protection of our software and other proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, as well as confidentiality and non-disclosure agreements with employees and third parties, to establish and protect our proprietary rights. For more information, see “Item 4. Information on the Company—4.B. Business Overview— Intellectual Property Rights.” While much of our intellectual property is protected by patents or patent applications, we have not and cannot protect all of our intellectual property with patents or other registrations. There can be no assurance that patents we have applied for will be issued on the basis of our patent applications or that, if such patents are issued, they will be, or that our existing patents are, sufficiently broad enough to protect our technologies, products, or services. Moreover, we may in the future determine that we require additional patents in order to protect our software and processes, and we may be unable to obtain patent protection for the technology covered in our applications or such patent protection may not be obtained quickly enough to meet our business needs. The patent prosecution process is expensive, time-consuming, and complex, and thus we also may not be able to prepare, file, prosecute, maintain, and enforce all necessary or desirable patent applications at a reasonable cost or in a timely manner.

Any of our intellectual property rights may be challenged, narrowed, invalidated, held unenforceable or circumvented in litigation or other proceedings, including, where applicable, opposition, re-examination, inter partes review, post-grant review, interference, nullification and derivation proceedings, and equivalent proceedings in foreign jurisdictions, and such intellectual property or other proprietary rights may be lost or no longer provide us with meaningful competitive advantages. Such

Table of Contents COGNYTE SOFTWARE LTD.
proceedings may result in substantial cost and require significant time from our management, even if the eventual outcome is favorable to us.

Third parties may legitimately and independently develop products, services, and technology similar to or duplicative of our platform. In addition to protection under intellectual property laws, we rely primarily upon trade secret protection and non-disclosure provisions in agreements with employees and other third parties having access to our confidential information and generally limit access to and distribution of our proprietary information. Despite our efforts, third parties may attempt to disclose, obtain, copy or use our intellectual property or other proprietary information or technology without our authorization, and our efforts to protect our intellectual property and other proprietary rights may not prevent such unauthorized disclosure or use, misappropriation, infringement, reverse engineering or other violation of our intellectual property or other proprietary rights.

Furthermore, non-disclosure provisions can be difficult to enforce, and even if successfully enforced, may not be entirely effective. The violation of our end-user license agreement by transferring or allowing the use of our proprietary information or technology without a license may pose additional risks. We cannot guarantee that any of the measures we have taken will prevent infringement, misappropriation, or other violation of our technology or other intellectual property or proprietary rights.

Preventing unauthorized use or infringement of our intellectual property rights is difficult even in jurisdictions with well-established legal protections for intellectual property. It may be even more difficult to protect our intellectual property in other jurisdictions where legal protections for intellectual property rights are less established. If we are unable to adequately protect our intellectual property against unauthorized third-party use or infringement, our competitive position could be materially and adversely affected.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Risks Related to Our Finances and Capital Structure

Exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel and other non-U.S. currencies may negatively affect the earnings of our operations.
We report our financial results and most of our revenues are recorded in U.S. dollars. However, substantially all of the research and development expenses of our Israeli operations, as well as a portion of the cost of revenues, selling and marketing, and general and administrative expenses of our Israeli operations, are incurred in New Israeli Shekels. As a result, we are exposed to exchange rate risks that may adversely affect our financial results. If the New Israeli Shekel appreciates against the U.S. dollar or if the value of the New Israeli Shekel declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the New Israeli Shekel, then the U.S. dollar cost of our operations in Israel would increase and our results of operations would be adversely affected. Our Israeli operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of appreciation or devaluation of the New Israeli Shekel

Table of Contents COGNYTE SOFTWARE LTD.
against the U.S. dollar. The Israeli annual rate of (deflation) inflation amounted to 2.8%, (0.7)%, and 0.6% for the calendar years 2021, 2020 and 2019, respectively. The annual appreciation of the New Israeli Shekel in relation to the U.S. dollar amounted to 3.3%, 7.0% and 7.8% for the calendar years 2021, 2020 and 2019, respectively.

We also have substantial revenues and expenses that are denominated in non-U.S. currencies other than the New Israeli Shekel, particularly the Euro and the Singapore Dollar. Therefore, our operating results and cash flows fluctuate due to changes in the relative values of the U.S. dollar and those foreign currencies. These fluctuations affect our operating results and cause our revenues and net income or loss to vary from quarter to quarter. Furthermore, where our sales are denominated in U.S. dollars, a strengthening of the U.S. dollar against other currencies makes our products less competitive in those foreign markets and collection of receivables more difficult.

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

The computation of income taxes is complex because it is based on the laws of numerous taxing jurisdictions and requires significant judgment on the application of complicated rules governing accounting for tax provisions under GAAP. Examples of items that could cause variability in our income tax rate include our mix of income by jurisdiction, changes in our uncertain tax positions, the application of transfer pricing rules and tax audits. Future events, such as changes in our business and the tax law in the jurisdictions where we do business, could also affect our tax rate.

One important assumption that goes into the calculation of our tax rate is the tax benefit that we receive in respect of some of our operations in Israel, referred to as “Beneficial Enterprise” under the Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”). Based on an evaluation of the relevant factors under the Investment Law, including the level of foreign (that is, non-Israeli) investment in our company, we have estimated that our effective tax rate to be paid with respect to all Israeli operations under these benefit programs is 10% to 23%, based on our activities at our Israeli facilities and the available level of benefits under the law. If we do not meet the requirements for maintaining these benefits, they may be reduced or cancelled and the relevant operations would be subject to the Israeli ordinary corporate tax at the standard rate, which is currently set at 23%.

The Investment Law was significantly amended several times, most recently as part of the Economic Efficiency Law on December 29, 2016 effective as of January 1, 2017 (the “2017 Amendment”). The 2017 Amendment provides new tax benefits for “Preferred Technological Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides, inter alia, that a technology company satisfying certain conditions may qualify as a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”, as defined in the Investment Law (for Preferred Technological Enterprise which is not located in development area A). In addition, a Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israel Investment Authority (“IIA”).

Dividends distributed by a Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are being distributed to a foreign company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

We have examined the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technological Enterprise and have elected to adopt it to the extent we will generate taxable income as of fiscal year end 2021 onwards in which case we will enjoy reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”.

Table of Contents COGNYTE SOFTWARE LTD.
The Israeli government may furthermore independently determine to reduce, phase out or eliminate entirely the benefit programs under the Investment Law, regardless of whether we then qualify for benefits under those programs at the time, which would also adversely affect our effective tax rate and our results of operations.

Our effective income tax rate was 224.1% for the year ended January 31, 2022 primarily due to the recognition of a full valuation allowance on the deferred tax assets of Cognyte Technologies Israel Ltd. We believe that our effective tax rate will decrease in the future as a result of realization of Net Operating Losses (“NOLs”). However, our effective tax rate could change over time as a result of changes in corporate income tax rates or other changes in tax laws of the jurisdictions in which we operate. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions.

For example, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (OECD) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (BEPS) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes would impact our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars”. On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of Euro 20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. We do not expect to be within the scope of the first pillar. The second pillar is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises (with revenue in excess of Euro 750 million). Israel is one of the 136 jurisdictions that has agreed in principle to the adoption of the global minimum tax rate. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact our effective tax rate.

Further, there are proposals in the United States to introduce further amendments to the federal tax regime applicable to corporations. As of the date of filing, it remains unclear what legislation, if any, would be enacted. If the draft legislation currently being discussed is enacted, it could create the potential for added volatility in our provision for income taxes and might have an adverse impact on our future income tax provision and tax rate.

Our financial results may be significantly impacted by changes in our tax position.

We are subject to taxes in Israel, the United States and numerous foreign jurisdictions. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in valuation allowance on deferred tax assets (including our non-U.S. NOL carryforwards), changes in unrecognized tax benefits, or changes in tax laws or their interpretation. Any of these changes could have a material adverse effect on our profitability. In addition, the tax authorities in the jurisdictions in which we operate, including but not limited to Israel and the United States, may from time to time review the pricing arrangements between us and our non-U.S. subsidiaries or by and among our non-U.S. subsidiaries. An adverse determination by one or more tax authorities in this regard may have a material adverse effect on our financial results.

The extent to which we will be able to use NOLs may be impacted, restricted, or eliminated by a number of factors, including changes in tax rates, laws or regulations, whether we generate sufficient future taxable income, and possible adjustments to our tax attributes. To the extent that we are unable to utilize our NOLs or other losses, our results of operations, liquidity, and financial condition could be materially adversely affected. When we cease to have NOLs available to us in a particular tax jurisdiction, either through their expiration, disallowance, or utilization, our cash tax liability will generally increase in that jurisdiction. Disallowance of any NOLs previously utilized by the Verint group to offset Cognyte income in a particular tax jurisdiction could result in a tax payment obligation.

Table of Contents COGNYTE SOFTWARE LTD.
On December 22, 2017, the 2017 Tax Act was enacted in the United States. The 2017 Tax Act significantly revised the Code and it includes fundamental changes to taxation of U.S. multinational corporations. Compliance with the 2017 Tax Act requires significant complex computations not previously required by U.S. tax law.

The key provisions of the 2017 Tax Act, which may significantly impact our current and future effective tax rates, include new limitations on the tax deductions for interest expense and executive compensation and new rules related to uses and limitations of NOL carryforwards. New international provisions add a new category of deemed income from our non-U.S. operations, eliminate U.S. tax on foreign dividends (subject to certain restrictions), and add a minimum tax on certain payments made to foreign related parties.

Our indebtedness exposes us to leverage risks and subjects us to covenants which may adversely affect our operations. In addition, financing sources may not be available to us.

In connection with the spin-off from Verint, we have entered into revolving credit facilities under which we will have the ability to borrow up to $100.0 million. As of January 31, 2022, we had outstanding indebtedness under these facilities of $100.0 million after drawing down the entire amount available. This level of debt could have material consequences on our future operations, including:

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

The interest rates of our revolving credit facilities are principally priced using a spread over LIBOR, such that, if we borrow a significant amount under these facilities, the discontinuation of LIBOR could adversely affect our indebtedness and borrowing costs.

LIBOR, the London Interbank Offered Rate, is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. If we were to borrow a significant amount of debt under our revolving credit facilities, we would be exposed to LIBOR-based financial instruments, because we use LIBOR as a reference rate in the facilities to calculate the interest due to our lenders.

The LIBOR reference rate is subject to ongoing international, national and other regulatory guidance and proposals for reform. In 2017, the Chief Executive of the U.K Financial Conduct Authority (the “FCA”), which regulates the LIBOR administrator, announced that it would no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. Subsequently, on March 5, 2021, the FCA and LIBOR’s administrator, ICE Benchmark Administration, Limited, announced that the publication of the most common tenors (overnight, one-month, three-month, six-month and 12-month U.S. dollar LIBOR) would cease immediately following publication of such interest rates on June 30, 2023, and moreover, that publication of all other currency and tenor variants would cease immediately after December 31, 2021. The FCA and other regulators have stated that they welcome the LIBOR administrator's action, and issued supervisory guidance emphasizing that, despite any

Table of Contents COGNYTE SOFTWARE LTD.
continued publication of U.S. dollar LIBOR through June 30, 2023, no new contracts using U.S. dollar LIBOR should be entered into after December 31, 2021.

An extended cessation date for most U.S. dollar LIBOR tenors would mean that many legacy U.S. dollar LIBOR contracts would terminate before related LIBOR rates cease to be published and will allow for more time for existing contracts to mature and provide additional time to continue to prepare for the transition from LIBOR. Although this extension provides some sense of timing, it is unclear if new methods of calculating LIBOR will be established such that it continues to exist or if replacement conventions will be developed. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index calculated by short-term repurchase agreements, backed by Treasury securities ("SOFR"). SOFR is observed and backward-looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Given that SOFR is a secured rate backed by government securities, it would not take into account bank credit risk (as is the case with LIBOR). Therefore, the SOFR rate, if adopted, would likely be lower than LIBOR rates and is less likely to correlate with the funding costs of financial institutions.

Whether or not SOFR attains market traction as a LIBOR replacement tool remains in question. As such, the future of LIBOR is uncertain. At this time, due to a lack of consensus as to what rate or rates may become accepted alternatives to LIBOR, it is impossible to predict the effect of any such alternatives on our liquidity or interest expense, to the extent we borrow a material amount of debt under our revolving credit facilities. If LIBOR ceases to exist, and we have such significant borrowings at that time, we may need to renegotiate these facilities to replace LIBOR with the new standard that is established. Additionally, these changes may have an adverse impact on the amount of interest earned on the Company's loan portfolio.

If our goodwill or other intangible assets become impaired, our financial condition and results of operations could be negatively affected.

Because we have periodically executed business combinations, goodwill and other intangible assets represent a material portion of our assets. Goodwill and other intangible assets totaled approximately $161.4 million, or approximately 24.3% of our total assets, as of January 31, 2022. We test our goodwill for impairment at least annually, or more frequently if an event occurs indicating the potential for impairment, and we assess on an as-needed basis whether there have been impairments in our other intangible assets. We make assumptions and estimates in this assessment which are complex and often subjective. These assumptions and estimates can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy or our internal forecasts. To the extent that the factors described above change, we could be required to record additional non-cash impairment charges in the future, which could negatively affect our financial condition and results of operations.

Risks Associated with the Spin-Off

We have a limited operating history as an independent public company.

We completed our separation from Verint in early 2021 and for a period of thirteen months following said separation Verint provided us with certain continuing services pursuant to a transition service agreement (the “Transition Services Agreement”). During the transition period, we have created our own financial, administrative, corporate governance, and listed company compliance and other support systems, including for the services Verint had historically provided to us. In addition, we have contracted with third parties to replace the Verint systems that we did not establish internally. We have also established or expanded our own tax, treasury, internal audit, investor relations, corporate governance, and listed company compliance and other corporate functions. Any failure or significant downtime in our own financial, administrative or other support systems could negatively impact our results of operations or our ability to perform administrative or other services on a timely basis.

Further, as a stand-alone public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as part of Verint. The provisions of the Sarbanes-Oxley Act of 2002 (“SOX”), as well as rules subsequently adopted by the Securities and Exchange Commission (“SEC”) and Nasdaq, have imposed various requirements on public companies, including changes in corporate governance practices. Additionally, the SEC has proposed significant new requirements relating to the disclosure and/or governance of climate, cyber-security, share repurchases and trading by our directors and executive officers in our ordinary shares, among other topics, some of which could impose significant compliance costs on us. Compliance with current rules and rules that may ultimately be adopted in the future has made and may make or continue to make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. Management’s attention may also be diverted from other business concerns, which could harm our business and operating results. Additionally, some members of our management team have limited or no experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies, which exposes us to greater regulatory and compliance risks.

Table of Contents COGNYTE SOFTWARE LTD.

We also face risks as a stand-alone public company relating to our internal control over financial reporting and disclosure controls and procedures. For more information on the regulations to which we are subject beginning with this Annual Report, see “Risks Related to Our Ordinary Shares— If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.”

Although prior to the spin-off we tested our internal controls over financial reporting on a regular basis, we did so in accordance with the financial reporting practices and policies of Verint, not as a stand-alone entity. Doing so for ourselves for the first time for this Annual Report has required, and will continue to require our management and other personnel to devote a substantial amount of time to comply with these requirements, and has increased and may continue to increase our legal and financial compliance costs. These costs could impair our business and financial condition.

In addition, complying with public disclosure rules makes our business more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

The spin-off may not be successful and as an independent, publicly traded company, we do not enjoy the same benefits that we did as a subsidiary of Verint.

Following the completion of the spin-off, which closed on February 1, 2021, we are a stand-alone public company. The transition associated with becoming a stand-alone public company may distract a part of the attention of management from focusing on our business and strategic priorities. Further, we may not be able to issue debt or equity on terms acceptable to us or at all and we may not be able to attract and retain employees as desired. We also may not fully realize the anticipated benefits of the separation and of being a stand-alone public company, or the realization of such benefits may be delayed, if any of the risks identified in this “Risk Factors” section, or other events, were to occur.

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

Our historical financial statements prior to the fiscal year ended January 31, 2021 have been derived (carved out) from the Verint consolidated financial statements and accounting records. While we have one full year of audited financial statements as a stand-alone public company, this earlier derived information does not necessarily reflect the financial position, results of operations, and cash flows we would have achieved as a stand-alone public company during the periods presented, or those that we will achieve in the future.

This is primarily because of the following factors:

•For the period covered by our consolidated financial statements, our business was operated within legal entities which hosted portions of other Verint businesses.

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

•Our consolidated financial statements include an allocation and charges of expenses related to certain Verint functions such as those related to financial reporting and accounting operations, human resources, real estate and facilities services, procurement and information technology. However, the allocations and charges may not be indicative of the

Table of Contents COGNYTE SOFTWARE LTD.
actual expense that would have been incurred had we operated as an independent, publicly traded company for the period presented therein.

•Our consolidated financial statements include an allocation from Verint of certain corporate-related general and administrative expenses that we would incur as a publicly traded company that we have not previously incurred. The allocation of these additional expenses, which are included in the consolidated financial statements, may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for the period presented therein.

•In connection with the spin-off, Cognyte incurred costs of approximately $11.6 million during fiscal year ended January 31, 2022 and $20.3 million during fiscal year ended January 31, 2021.

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

Verint has obtained a tax ruling (the U.S. Tax Ruling”) from the Internal Revenue Service (the “IRS”) that certain of the requirements for tax-free treatment under Section 355 of the United States Internal Revenue Code of 1986, as amended (the “Code”) will be satisfied and that Cognyte will be treated as a domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code. Verint also obtained a written opinion of Jones Day (the “Tax Opinion”) to the effect that the distribution will qualify as tax-free, for U.S. federal income tax purposes, to Verint and to Verint shareholders under Section 355 of the Code.

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

Table of Contents COGNYTE SOFTWARE LTD.
shareholders of Verint and Cognyte to sell or otherwise transfer their shares for a period of two years following the date the internal transactions are consummated.

Risks Related to Our Ordinary Shares

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

Beginning with this Annual Report, we are required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting under Section 404(a) of SOX, and, as we are no longer an emerging growth company as of January 31, 2022, we are required to receive an attestation from our independent registered public accounting firm on the effectiveness of such controls under Section 404(b) of SOX.

Our system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Because of its inherent limitations, our system of internal control over financial reporting may not prevent or detect every misstatement. An evaluation of effectiveness is subject to the risk that the controls may become inadequate because of changes in conditions, because the degree of compliance with policies or procedures decreases over time, or because of unanticipated circumstances or other factors. While our management has concluded that we maintained effective disclosure controls and procedures and internal control over financial reporting as of January 31, 2022, and our independent registered public accounting firm has issued a report attesting to the effectiveness of our internal controls over financial reporting as of such date, we cannot be certain at this time that all of our controls will be considered effective and our internal control over financial reporting may not satisfy the regulatory requirements going forward. As a result, we cannot assure you that our internal controls will prevent or detect every misstatement, that material weaknesses or other deficiencies will not occur or be identified in the future or that future restatements will not be required. A determination that our internal controls are not effective and any remedial actions required could divert internal resources and take a significant amount of time and effort to complete, and could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. We could experience higher than anticipated operating expenses and higher independent auditor fees during and after the implementation of these changes. Further, the reliability of our financial statements may be questioned and our share price may suffer. Any of these outcomes could materially and adversely affect our business and your investment in our ordinary shares.

Our share price may be volatile, including as a result of sales of our shares in connection with the spin-off.

Many Verint shareholders who received our shares in the spin-off have sold and may continue to sell those shares in the public market. It is possible that some of these remaining shareholders, including some of Verint’s larger shareholders, will sell their Cognyte shares received in the spin-off if, for reasons such as our business profile or market capitalization as a stand-alone company do not fit their investment objectives, or they consider holding our shares to be impractical or difficult due to listing, tax or other considerations. The sales of significant amounts of our shares, or the perception in the market that this will occur, may decrease the market price of our shares.

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

•stock sales by us or our directors, officers, or other significant holders, or stock repurchases by us;

•hedging or arbitrage trading activity by third parties;

•actual or anticipated fluctuations in our results of operations;

•market conditions in our industry and changes in the estimation of the future growth and size of our markets;

•the trading volume of our ordinary shares;

Table of Contents COGNYTE SOFTWARE LTD.
•general economic and market conditions, including with respect to COVID-19; and

•negative media and public exposures.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. Such lawsuits could result in substantial costs and divert management’s attention and resources, which could adversely affect our business. Furthermore, given that a significant part of certain of our employees’ compensation is linked to our share price, volatility in our share price may affect our ability to recruit and retain qualified personnel. Lastly, volatility in our share price may adversely impact our ability to make acquisitions using our ordinary shares as consideration, our ability to raise additional funds in the capital markets and our ability to generally execute on our strategy, in turn negatively affecting our business, results of operations and financial condition.

We may issue additional equity, which may dilute the value of our outstanding ordinary shares.

In the future, your percentage ownership in us may be diluted because of equity issuances from acquisitions, capital markets transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees. Our Compensation Committee of our board of directors have granted and will continue to grant additional equity awards to our employees, officers and directors, from time to time, under our employee benefits plans. These additional awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our shares.

We are an FPI and, as a result, we are subject to reporting obligations and corporate governance practices that, to some extent, are more lenient than those of a U.S. domestic public company whose shares are listed on Nasdaq.

We report under the Exchange Act as a Foreign Private Issuer (“FPI”). Thus, we are exempt from certain provisions of the Exchange Act applicable to U.S. domestic public companies, which are more expansive and require more frequent filings, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act and the content of proxy statements, (ii) the rules under Section 16 of the Exchange Act subjecting officers, directors and principal shareholders to beneficial ownership reporting and short-swing profit recovery and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing full unaudited financial statements and notes thereto and other specified information, and current reports on Form 8-K, which are due upon the occurrence of specified significant events. In addition, FPIs are not required to file their annual reports on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are large accelerated filers like us are required to file their annual reports on Form 10-K within 60 days after the end of each fiscal year. We are required to report certain material developments in reports furnished on Form 6-K with the SEC, and we have furnished and intend to continue furnishing on Form 6-K our unaudited quarterly financial information after the end of each fiscal quarter. FPIs are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders may not have the same protections and/or access to information afforded to shareholders of companies that are not FPIs.

As an FPI whose shares are listed on Nasdaq, we are also permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq rules. Currently, as permitted under the Israeli Companies Law, our articles of association (“Articles of Association”) provide that the quorum for any meeting of shareholders is 25% of the issued and outstanding share capital, which is less than the 33.33% minimum required under Nasdaq rules. In addition, we currently follow home country practices in Israel in lieu of compliance with the Nasdaq requirements for shareholder approval of certain significant issuances of shares pursuant to a private placement or merger/acquisition and for the distribution of annual and interim reports, which apply to a domestic U.S. issuer. For more information, see “Item 16G. Corporate Governance.” While we otherwise follow all Nasdaq corporate governance requirements applicable to domestic companies, we may later decide to rely on exemptions from certain of these requirements as an Israeli FPI. For instance, unlike the requirements of Nasdaq, there are currently no mandatory corporate governance requirements in Israel that would require us to (i) have a majority of its board of directors be independent, (ii) establish a nominating/governance committee, or (iii) hold regular executive sessions where only independent directors may be present.

Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection than is accorded to investors of domestic issuers.

We could lose our status as a “foreign private issuer” under applicable securities laws and regulations if more than 50% of our outstanding voting securities were to become directly or indirectly held of record by U.S. holders and any one of the following were true: (i) the majority of our directors or executive officers were U.S. citizens or residents; (ii) more than 50% of our assets were located in the United States; or (iii) our business were administered principally in the United States. If we were to lose our status as a “foreign private issuer” in the future, we would no longer be exempt from the rules described above and, among

Table of Contents COGNYTE SOFTWARE LTD.
other things, we would be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur significant additional legal, accounting, and other expenses and would likely have to divert significant management time and resources in order to comply with U.S. domestic issuer requirements.

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

It may be difficult to enforce a judgment of a U.S. court against us and/or our officers and directors in Israel or the United States, assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Table of Contents COGNYTE SOFTWARE LTD.
Not all of our directors or officers are residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. our directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought.

The exclusive forum clause in our amended and restated articles of association could limit our shareholders’ ability to bring claims against, as well as obtain favorable judicial forum for disputes with us and/or our directors, officers and other employees.

Under our amended and restated articles of association, the competent courts of Tel Aviv, Israel are the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law. This exclusive forum provisions is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in our amended and restated articles of association will not relieve the Company of its duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders of the Company will not be deemed to have waived the Company’s compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors or other employees which may discourage lawsuits against the Company, its directors, officers and employees.

General Risk Factors

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Our website address is www.cognyte.com. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. Our SEC filings are available to you on the SEC’s website at http://www.sec.gov.com, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The information on that website is not part of this Annual Report and is not incorporated by reference herein.

General Development of Business

Our business has grown significantly over more than two decades through a combination of organic growth and small acquisitions, primarily technology tuck-ins. As we have grown, we have expanded our solution portfolio from an initial focus on products for lawful communications interception to a provider of investigative analytics software that empowers government agencies and enterprises with Actionable Intelligence® to accelerate investigations and successfully identify, neutralize, and resolve national security, personal safety, business continuity and criminal threats. We have also expanded our geographical footprint.

Principal Capital Expenditures

Our capital expenditures amounted to $17.8 million, $19.3 million and $21.3 million during the fiscal years ended January 31, 2022, 2021 and 2020, respectively, primarily consisting of expenditures related to capitalized software development costs, internal-use software and development costs and lab equipment.

The Spin-Off

On December 4, 2019, Verint announced plans to separate into two independent companies: Cognyte Software Ltd., which would consist of its Cyber Intelligence Solutions business, and Verint Systems Inc., which would consist of its Customer Engagement Business. On February 1, 2021, we and Verint completed the spin-off and the related separation and distribution. As a result, we are an independent, publicly traded company and our shares are listed on Nasdaq under the ticker symbol “CGNT”.

4.B. BUSINESS OVERVIEW

Overview

We are a global leader in investigative analytics software that empowers governments and enterprises with Actionable Intelligence for a Safer World™. Our open analytics software is designed to help governments and enterprises accelerate and improve the effectiveness of investigations. Over 1,000 government and enterprise customers rely on our solutions to accelerate and conduct investigations and derive insights with which they identify, neutralize, and tackle threats to national security, personal safety, business continuity and various forms of criminal activity. Our government customers consist of national, regional, and local government agencies in more than 100 countries around the world. Our enterprise customers consist of commercial customers and physical security customers.

Market Trends

We believe that the following trends are driving demand for our solutions:

•Security Threats are Becoming More Difficult to Detect and Mitigate. Governments and enterprises face a variety of security challenges, including threats from well-organized, well-funded entities. These threats are becoming increasingly more difficult to detect as bad actors take advantage of the latest technologies to avoid exposure. The ability to rapidly conduct investigations to detect and mitigate threats is critical to organizations. Advanced

Table of Contents COGNYTE SOFTWARE LTD.
investigative analytics software can help organizations accelerate their investigations to detect and mitigate highly sophisticated threats quickly and effectively. As a result, there is ongoing market demand for such advanced software.

•Data is Growing Rapidly and is Highly Fragmented. The growing volume, types and complexity of structured and unstructured data requires new methods and more skilled resources to support investigations and quickly generate actionable insights where that data is involved. In addition, in many security organizations, data required for investigations is often fragmented and siloed. As a result, organizations are seeking solutions that can capture large amounts of data from many different sources and fuse such data to generate analytics and valuable insights upon which they can promptly act.

•Governmental and Enterprise Organizations Are Increasingly Adopting Open-Software. Historically, organizations have built proprietary solutions with the help of integrators and internal development resources. Such solutions present limitations in terms of keeping pace with the rapid evolution of technology. As a result of rapid technology changes, many organizations are looking to replace proprietary solutions with open software that can be easily integrated into their environments and frequently updated with the latest analytics and artificial intelligence (AI) technologies.

Our Strategy

We believe our technology and domain expertise position us to capitalize on the demand for investigative analytics solutions and, as such, our strategy is to:

•Empower Organizations with Broad Analytics Solutions to Address Ever-Growing and Changing Security Challenges. Our two decades of investigative analytics software market leadership and experience serving over 1,000 governments and enterprises in more than 100 countries, enable us to bring unique know-how and expertise to the development of our investigative analytics platform and solutions. Today, our platform and solutions address a wide spectrum of investigative needs to address ever-evolving threats and challenges faced by governmental and enterprise organizations. Our strategy is to make investments to enhance our platform and solutions, address new use cases, to enhance our artificial intelligence capabilities, and to empower our customers with Actionable Intelligence® to manage their investigation priorities.

•Expand Existing Customers’ Adoption of Open Software. Our open software strategy enables our customers to address many use cases. With our open software, our customers can deploy the capabilities they need based on their priorities and add more of our solutions and other capabilities over time. Our customers benefit from the rapid technological updates made to our software as well as third party solutions that may enhance our offerings. We can benefit from increased open software adoption through repeat business and the ability to grow revenue from the customer base. We will continue to encourage our customers and system integrator partners to leverage our open software and provide them with frequent updates applying the latest innovative technologies to drive broader adoption of our solutions.

•Expand Across New Government Organizations. Our leadership position in investigative analytics and our solutions’ ability to address a wide range of security use cases provide us with the opportunity to win new government customers. Many government customers have built proprietary systems. Our strategy is to augment or replace such systems, providing customers with more agile responses to evolving security challenges.

Our Technology

The volume and complexity of data in today’s world can be overwhelming to governmental and enterprise organizations and impact their ability to leverage data to conduct investigations effectively. Advanced big data technology, connectors to a multitude of data sources, AI and analytics technology have become a necessity for these organizations when looking to generate actionable insights as part of their multi data source investigations.

Modern investigations require analysts, investigators, and data scientists to parse through large amounts of data gathered from multiple sources in order to extract insights, evidence, and leads. This data is both structured and unstructured and typically resides in many siloes. Our open, modular and scalable analytics platform captures data from multiple sources, fuses such data and generates analytics by applying AI technology, thereby creating a holistic investigation picture. Our analytics platform equips governments and enterprise organizations with answers to varied investigative questions.

Our analytics platform:

Table of Contents COGNYTE SOFTWARE LTD.
•captures, fuses and enriches large-scale and varied data sets to present a clear, logical and cohesive picture of, among other things, people, places, organizations and events;

•easily integrates with customers’ and third-parties’ data sources to enable fusion of such data to generate and analytics and valuable insights;

•provides our customers and system integrator partners with the ability to develop customized software and apply data science to meet our customers’ evolving needs; and

•provides investigators and analysts with a working environment that enables the exploration of hypotheses by revealing insights, patterns, and hidden relations based on a holistic and data-driven view.

Our analytics platform architecture is comprised of a few key components:

•Data Capture and Ingestion Connectors. Facilitating data capture and ingestion from many different sources, including the world wide web, communications networks, private and public data bases, to ensure the right data is available for the investigative teams.

•Data Analytics Engines. A diverse toolbox for data analysts to develop and perform analytical investigations such as data modeling tools, and statistical analysis tools.

•Artificial Intelligence and Machine Learning Models. AI models to execute automated machine learning algorithms and to find new patterns in massive amounts of data. Our technology also offers the flexibility to develop customer specific machine learning (“ML”) models using the platform’s AI framework, which can then be tuned based on the aggregated data. The platform supports virtually any type of data repository, including a Dynamic Data Modeling Studio (“DDM Studio”), extract, transform, load (“ETL”) and application programming interface (“API”), which allows users to add and integrate with diverse sources, for both current and future needs.

•Pluggable Machine Learning. The customizable solution enables customers’ data scientists to use or expand the platform’s machine learning models or build their own models based on their unique data sources and challenges.

•Workflows. Workflows using an integrated set of graphical tools and a drag-and-drop interface with no customizations required. Flexible workflows are configurable to a customer’s specific processes and procedures.

•Governance. Governance functionality to monitor and manage data availability, security, usability, and integrity, thereby leveraging advanced technology to control privacy, audit, monitoring, and access control.

Our Solutions

Our customers are responsible for addressing a broad range of investigative use cases including criminal activities, terror, cyber-attacks, financial crime, and other threats. They seek investigative analytics platforms and solutions to transform their operations and drive more strategic outcomes.

Investigations can vary in length from several days to several years. Some investigations end without resolution due to lack of sufficient insight. More complex investigations can also be very expensive and labor intensive as they involve massive data collection from many different sources and a challenging process of identifying connections and providing actionable insights to reach conclusions and prevent threats.

The stakes are high for our customers. An inability to conduct effective and timely investigations can result in attacks that cost lives and cause significant damage and disruption. Therefore, case officers, security analysts and investigative teams are constantly looking for solutions that help them shorten the investigative cycle and drive a higher percentage of conclusive outcomes.

Our solutions are designed to support multiple use cases and support a variety of users, including data analysts, investigation managers, security operations center (“SOC”) operators, as well as operational field teams. Visualization and workflows enable even non-technical users to easily operate the solutions within our platform. Additionally, our solutions enable skilled analysts and data scientists to perform advanced data investigations by developing and implementing their own algorithms and data models for specific analytical tasks.

Table of Contents COGNYTE SOFTWARE LTD.
Our modular platform allows our customers and system integrator partners to add from our solutions in accordance with their evolving needs. Our customers can deploy the capabilities they need based on their priorities and add more of our solutions and other capabilities over time.

Our platform offers a broad set of solutions that can be described along the following categories:

•Network Intelligence Analytics - Our analytics software helps security organizations generate critical predictive and real-time insights from large amounts of structured data captured from a wide range of communication network sources leveraging advanced analytics, AI, machine learning and automation technologies.

•Open Source and Threat Intelligence Analytics – We provide governments’ and enterprises’ security organizations and investigative teams with analytics and threat detection software that covers all layers of the constantly evolving world wide web sources. Investigators and SOC (security operation centers) teams can uncover critical and near real-time insights by fusing data from multiple sources to rapidly detect developing cyber, crime and other threats.

•Operational Intelligence Analytics– Our Operational Intelligence Analytics software and solutions help field security units carry out operational missions and generate real-time or near real-time insights to support and ensure successful completion of security missions.

Our customers use our solutions to help address a broad range of investigative requirements. The examples below (in alphabetical order) illustrate certain security use cases that we help our customers address with our technology:

Business Continuity

To ensure business continuity, organizations must constantly guard against disruption and attacks targeting their intellectual property (IP) assets, physical facilities and employees, from both external threats as well as insiders.
While investigative teams may have thousands of cameras and other security systems, they typically have a siloed and incomplete view and they lack actionable insights. Investigative teams are also challenged to uncover connections between activities taking place in the digital sphere, such as an employee selling confidential information on a dark web marketplace, and those in the physical realm, such as an unauthorized person entering restricted areas of facilities.
Our solutions capture data from security cameras, sensors, door alarms, keypads, license plate readers and facial recognition tools, and enrich it with data from open sources and various databases. Real-time threat scoring and predictive alerts help investigation teams quickly prioritize and respond to serious threats, and identify the likely suspects involved, thereby preventing or limiting the impact of an attack or other serious incident.

Cyber Threats

Governments are fighting a battle on many fronts as bad actors use the cyber domain across borders.

Our solutions enable governmental security organizations to gather mass amounts of data to analyze and enrich the data, filter out the noise and reach actionable insights. Our solutions provide our customers with the ability to identify suspicious indicators based on historical data analysis, perform advanced monitoring and automatically flag suspicious behavior and patterns in order to identify attacks before they can do serious damage.

Drug Trafficking

Governmental security organizations are conducting complex, multi-layered investigations to uncover and disrupt cross-border webs of criminal activities along the entire drug trafficking supply chain – from the sourcing of raw materials to the production of the illicit drugs and distribution of the final product. In addition, security organizations seek to uncover the illegal proceeds which criminals attempt to launder.

Our solutions provide our customers with the capability to capture data from siloed sources - such as arrest and prison records, network data, web, financial transactions, flight records, property records and more – and to employ link analysis to uncover hidden connections between people, criminal organizations, companies, bank accounts and other entities.

By applying historical data analysis, behavioral similarity, and pattern identification, our solutions can raise proactive alerts.

Financial Crime

The strategies employed by criminals and terrorists are constantly evolving. They employ new techniques and technologies to commit crimes and stay one step ahead of law enforcement and security organizations. Blockchain has presented a valuable

Table of Contents COGNYTE SOFTWARE LTD.
opportunity for dark actors to make countless types of anonymous cryptocurrency transactions, including money laundering and terror funding.

To help investigators, we offer software that leverages blockchain analysis, complementary analytics, and intelligence techniques to accelerate cryptocurrency investigations and gain valuable insights to fast-track terror and money laundering investigations.

Organized Crime

Security agencies seek to identify members of criminal organizations, understand the organization’s ecosystem, including their leadership, funding sources and intentions, and ultimately prevent crimes before they happen and generate evidence. In today’s digital world, criminals leave behind many digital footprints that can be very useful in accelerating investigations. The amount of digital information that is available to security agencies is growing rapidly, but it is also very fragmented and siloed, making it difficult to analyze in order to find actionable insights.

Our solutions help governmental security organizations disrupt and mitigate activities of criminal organizations.

Terror and Public Safety

The national security mission grows more complex as extremists and bad actors leverage the web and social media for recruitment, fundraising and communications. Security Analysts are often overwhelmed with data, and must identify potential terror threats in a timely and accurate manner, after which law enforcement must rapidly investigate and bring suspects to justice.

Our solutions enable security analysts and investigators to capture and fuse massive volumes of fragmented data. As a result, they can develop comprehensive profiles of suspects correlating information from multiple sources.

Our Customers

We sell our investigative analytics solutions to both government and enterprise customers across more than 100 countries.

Our government customers are addressing a broad range of security challenges and utilize our solutions to accelerate investigations and identify, neutralize and prevent security threats.

We currently serve more than 400 government customers around the world and in some cases multiple governmental organizations within a country.

Our enterprise customers primarily utilize our solutions to improve the efficiency and effectiveness of their security investigations. We have more than 600 enterprise customers around the world.

For the year ended January 31, 2022, approximately 88% of our business was generated from contracts with government customers and 12% with various enterprise customers. Our customers typically do not allow us and other vendors to disclose our relationship with them or to publicly discuss the nature of the solutions they purchase. In the security market, confidentiality is critical and as a trusted provider we make it a priority to comply with our customers’ confidentiality requirements.

Market Description and Opportunity

We estimate the total addressable market (“TAM”) for our analytical security software to be approximately $30 billion and its historic growth to an average of 10% per year. As a result of the pandemic’s impact on premise-based software deployments, we believe the market for our solutions grew at a slower pace over the past two years than its historic averages. Approximately half of the TAM is derived from the government sector and the other half is derived from the enterprise sector.

We estimated our TAM in the government sector using spending figures published by the International Monetary Fund for the U.S. and international governments for functions relevant to investigative analytics software. We applied percentages to the spending figures ranging from 2% to 5% to represent the portion spent on information technology, and then applied another factor for what we estimate is addressable by our use cases. Similarly, we estimated our TAM in the enterprise sector using certain categories from IDC’s Big Data Analytics Spending Guide Forecast (August 2020) and Worldwide Security Spending Guide Forecast (July 2020) and applied percentages to each category to reflect what we estimate is addressable by our use cases.

Table of Contents COGNYTE SOFTWARE LTD.
Sales

We sell globally and organize our sales force in regional teams across territories. Each regional team is responsible for both direct sales and the partner network in that territory, including sales to existing customers and adding new customers. In the years ended January 31, 2022, 2021 and 2020, respectively, we derived approximately 17%, 20% and 21% of our revenue from sales to end users located in the Americas region. In the years ended January 31, 2022, 2021 and 2020, respectively, we derived approximately 39%, 42% and 45% of our revenue from sales to end users located in the EMEA region. In the years ended January 31, 2022, 2021 and 2020, respectively, we derived approximately 44%, 38% and 34% of our revenue from sales to end users located in the Asia-Pacific (“APAC”) region.

Winning large contracts often requires a longer, high-touch sales process that may include responding to a Request for Proposal and/or delivering a Proof of Concept. We believe that our ability to demonstrate to customers the value that can be created with our differentiated solutions is critical to winning large contracts.

The majority of our orders are generated from existing customers expanding their usage of Cognyte solutions they have already deployed or the purchase of new solutions from our portfolio to be deployed in other areas of their security operations. Revenue recognized from existing customers was approximately 96% for the year ended January 31, 2022 and approximately 95% and 90% for each of the years ended January 31, 2021 and 2020 respectively, with the remainder of our revenue attributable to new customers. Our sales force provides customers with regular updates on new solutions and assists them in evaluating the benefits of such solutions to address security challenges. In many cases, a new order from an existing customer will include both an expansion as well as the addition of new solutions. See “Item 3. Key Information—3.D. Risk Factors—Market and Strategy Risks— If we cannot retain and recruit qualified personnel, our ability to operate and grow our business may be impaired.”

Typically, initial orders from new customers are smaller, and over time, as the customer develops trust in our partnership, they expand with larger follow-on orders.

Our government contracts may be subject to renegotiation or termination at the discretion of a government customer under certain conditions because of the unique nature of the terms and conditions associated with government contracts generally. Some of our government customers require us to have security credentials or engage an integrator or other customer approved legal entity. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Operations” for a more detailed discussion of certain sales and distribution risks that we face.

Services

Our services include customer support, professional services and integration services.

Customer Support

Our solutions are generally sold with a customer support plan to help customers ensure the ongoing, successful use of our mission-critical solutions in their environment. We offer a broad range of customer support plans with varying prices. We also offer support plans to partners where they are responsible for providing support to end users.

Professional Services

Our solutions can be implemented by our professional service organizations, our certified partners, or a customer’s own personnel who have been trained on our solutions.

Our professional services also include user training programs to enable customers to use our solutions effectively and maximize their value. Customer and partner trainings are provided at the customer site, at our training centers around the world, and/or remotely online.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Our development team includes highly qualified software engineers, product managers, data scientists, and architects. In the year ended January 31, 2022 we employed approximately 950 people in product and R&D roles globally, primarily in Israel, Cyprus, Brazil, Bulgaria, and Romania. See “Item 3. Key Information—3.D. Risk Factors—Market and Strategy Risks— If we cannot retain and recruit qualified personnel, our ability to operate and grow our business may be impaired.”

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

We have derived benefits from participation in certain government-sponsored programs, including those of the Innovation Authority, formerly the Office of the Chief Scientist of the Ministry of Economy of the State of Israel, and in other jurisdictions for the support of R&D activities conducted in those locations. The Israeli law under which our Innovation Authority grants are made limits our ability to manufacture products, or transfer technologies, developed using such grants outside of Israel without permission from the Innovation Authority.

Key Corporate Functions

Following the spin-off, we have worked on creating stand-alone corporate and support functions for our business and operations. Our newly-developed key corporate functions include tax, treasury, accounting, internal audit, investor relations, human resources, communications, legal and corporate governance, information technology, facilities, and administrative support services.

For a period of thirteen months ended on February 28, 2022, Verint continued to provide and/or make available various administrative services and assets to us pursuant to the Transition Services Agreement. Services provided by Verint to us included services related to finance, accounting, legal, information technology, human resources, corporate governance, investor relations and document management and record retention. We have also provided certain services in these areas to Verint under the Transition Services Agreement. Fees payable by the parties under the agreement were intended to reimburse the service provider for its direct and indirect costs incurred in providing the services, plus a customary markup.

Intellectual Property Rights

General

Our success depends to a significant degree on the legal protection of our software and other proprietary technology. We rely on a combination of patent, trade secret, copyright, and trademark laws, and confidentiality and non-disclosure agreements with employees and third parties to establish and protect our proprietary rights.

Table of Contents COGNYTE SOFTWARE LTD.
Patents

As of January 31, 2022, we had over 500 patents and patent applications worldwide. We regularly review new areas of technology related to our businesses to determine whether they can and should be patented.

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

Competition

There are many global and regional security vendors that offer a broad range of solutions to multiple market segments including law enforcement, military and national security customers. These large vendors compete with us across one or multiple solutions in our portfolio. We also face competition from a large number of point solutions vendors addressing only specific security challenges and, in many cases, competing in a limited geography. In addition, our competition includes the internal information technology departments of our customer organizations developing special purpose solutions with internal resources and with assistance from system integrators.

We believe that our deep investigative analytics domain expertise and our ability to effectively address a broad range of security use cases differentiate us from the competition.

Our global and regional large security competitors include, among others, BAE, Elbit, IAI, L3/Harris, Palantir, Rohde Schwarz, and Thales. Our point solution competitors include, among others, Cellxion DataWalk, FireEye, GENETEC, JSI, SS8 and Vehere. Our market is competitive with a fragmented set of competitors. We typically see vendors that only compete with us in a certain geography, use case or point solution.

When facing competition from our customers’ own information technology departments, we differentiate our solutions based on quicker software and technology updates, deep domain expertise, successful track record in operational deployments and our significant R&D investment over many years. In some cases, customers are looking for specific customizations and the open and modular nature of our solutions enables the customer (or their system integrator of choice) to add such customizations to our solutions.

Over the years we have established a unique investigative analytics expertise and a strong brand reputation which has enabled us to expand within our existing customer base and win competitive deals with new customers.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Countries in the European Union, such as Cyprus, Germany, Bulgaria and Romania, as well as the United States, the United Kingdom and Brazil, in which our foreign subsidiaries operate, impose similar export controls on some of our systems and products. The controls relate to the defense-related and “dual use” nature of some of our systems and products, and require that we obtain specific permits and/or licenses in order to import or export such systems and products to or from those jurisdictions.

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

Anti-Corruption, Anti-Money-Laundering and Sanctions

We are subject to laws and regulations of the jurisdictions in which we operate or conduct business, including Israel, the United States, and the European Union, that govern or restrict our business and activities in certain countries and with certain persons, including the economic sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, and the export control laws administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. State Department’s Directorate of Defense Trade Controls. Additionally, we are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws imposed by governments around the world with jurisdiction over our operations, which may include, among others, the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 1977, the Israeli Prohibition on Money Laundering Law–2000 and other applicable laws in the jurisdictions in which we operate. See “Risk Factors—Risks Related to our Business and Industry—Our failure to comply with the anti-corruption, trade compliance, anti-money laundering and terror finance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.”

Israeli Tax Considerations and Government Programs

Tax regulations also have a material impact on our business and results of operations, particularly in Israel where we are organized and have our headquarters. The following is a summary of certain aspects of the current tax structure applicable to

Table of Contents COGNYTE SOFTWARE LTD.
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

Corporate Tax in Israel—General

Israeli resident companies are generally subject to the standard corporate tax on their taxable income at the rate of 23%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise, Beneficial Enterprise or a Preferred Technology Enterprise (as discussed below) may be considerably lower. In general, Capital gains derived by an Israeli resident company are subject to tax at the ordinary corporate tax rate (except in some cases according to the Investment Law, where the relevant conditions are met - as described below).

A company’s income that is attributed to its Beneficial Enterprise is subject to a lower tax rate. These tax benefits are available to us provided that we meet various conditions. These tax benefits may be terminated or reduced in the future, which could increase our costs and taxes. In 2018, Cognyte obtained a ruling from the ITA providing that Cognyte, subject to certain conditions, shall continue benefiting from the tax benefits applicable to the Beneficial Enterprise.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), provides certain tax benefits for an “Industrial Company”. The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company incorporated in Israel, of which 90% or more of its income in the tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition in section 3A of the Israeli Tax Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in any given tax year is production activity.

Some of tax benefits available to Industrial Companies include, inter-alia, the following:

•amortization over an eight-year period of the cost of patents, or rights to use a patent or know-how that were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, commencing from the tax year in which the Industrial Company began to use them;

•under certain conditions, the right to elect to file consolidated tax returns with Israeli Industrial Companies controlled by it; and

•Expenses for the issuance of shares listed for trading on the stock exchange are deductible in equal amounts over three years commencing in the year of which such expenses were incurred.

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

Table of Contents COGNYTE SOFTWARE LTD.
Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004. We do not have investment programs preceding the 2005 Amendment. In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all of the conditions, including exceeding a minimum investment amount specified in the Investment Law. Such investment allows a company to receive “Beneficial Enterprise” status, and may be made over a period of no more than three tax years which ended in the end of the year in which the company requested to have the tax benefits apply to its Beneficial Enterprise (the “Year of Election”). Where the company requests to apply the tax benefits to an expansion of existing facilities, for which the benefit period has expired, only the expansion will be considered to be a Beneficial Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In that case, the minimum investment required in order to qualify as a Beneficial Enterprise is required to exceed a certain percentage of the value of the company’s production assets as it was at the end of the tax year preceding the year in which the minimum investment was started.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficial Enterprise depend on, among other things, the geographic location in Israel of the Beneficial Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on income that is not distributed to the shareholders as a dividend for a period of between two to ten years (and under certain conditions for additional period), depending on the geographic location of the Beneficial Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the percentage of non-Israeli ownership and investment in the company each year. A company qualifying for tax benefits under the 2005 Amendment that pays a dividend out of income derived by its Beneficial Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or a lower rate depending of the percentage of non-Israeli shareholding. Dividends paid out of income attributed to a Beneficial Enterprise are generally subject to withholding tax at source at the rate of 15% or a lower rate as may be applicable according to the relevant tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate) during the benefits period and actually paid at any time up to 12 years thereafter (except with respect to a Foreign Investor’s Company, in which case the 12-year limit does not apply).

On November 15, 2021 the Investment Law was amended to provide, on a temporary basis, a reduced corporate income tax upon the distribution or release, within a year from such amendment, of tax-exempt profits derived by Beneficial Enterprises. The reduced tax rate will be determined based on a formula, by up to 60% reduction, but not less than 6% corporate income tax rate. In order to qualify for the reduction, the taxpayer will also have to invest certain amounts in productive assets and research and development in Israel.

In addition to the temporary amendment, the Investment Law was also amended to reduce the ability of companies to retain the tax-exempt profits while distributing dividend from previously taxed profits. Accordingly, effective August 15, 2021, dividend distributions will be treated as if made on a pro-rata basis from all types of earnings, including exempt profits, thus triggering additional corporate income tax. As of November 15, 2021, Cognyte did not distribute any dividend and does not intend to do so in the near future.

The benefits available to a Beneficial Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet those conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

The benefit period begins in the year in which taxable income is first earned, limited to 12 years from the beginning of the “Year of Election” (except for exception cases according to the Investment Law).

Tax Benefits under the 2011 Amendment

The 2011 Amendment introduced new tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes, inter-alia, a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise and is controlled and managed from Israel.

A Preferred Company is entitled to a reduced corporate tax rate with respect to the income attributed to the Preferred Enterprise, at the following rates:

Table of Contents COGNYTE SOFTWARE LTD.

Tax Year	Development Region “A”	Other Areas within Israel
2011-2012	10%	15%
2013	7%	12.5%
2014-2016	9%	16%
2017 onwards(1)	7.5%	16%

(1) In December 2016, the Israeli Parliament (the Knesset) approved an amendment to the Investment Law pursuant to which the tax rate applicable to Preferred Enterprises in Development Region “A” would be reduced to 7.5% as of January 1, 2017.

The classification of income generated from the provision of usage rights in know-how or software that was developed in the Preferred Enterprise, as well as royalty income received with respect to such usage - subject to the issuance of a pre-ruling from the ITA that stipulates that such income is associated with the productive activity of the Preferred Enterprise in Israel.

Dividends distributed from income which is attributed to a “Preferred Enterprise” will be subject to withholding tax at source at the following rates: (i) Israeli resident corporations will be subject to a rate of 0%; (ii) Israeli resident individuals will be subject to a tax rate of 20% (until 2013 – 15%); and (iii) non-Israeli residents (individuals and corporations) will be subject to a tax rate of 20% (until 2013 – 15%), subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

New Tax Benefits under the 2017 Amendment that Became Effective on January 1, 2017

The 2017 Amendment provides, inter alia, new tax benefits for “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The new incentives regime applies to a company having a “Preferred Technological Enterprises” that meet certain conditions, including, inter-alia, the following: (1) the R&D expenses in each of the three years preceding the tax year were at least 7% on average of the company's turnover or exceeded NIS 75 million (approximately $22 million); and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the company’s financial statements as R&D expenses; (b) a venture capital investment approximately equivalent to at least NIS 8 million (approximately $2.1 million) was previously made in the company and the company did not change its line of business; (c) growth in sales by an average of 25% or more over the three years preceding the tax year, compared to the previous tax year, provided that the turnover was at least NIS 10 million (approximately $2.7 million), in the tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more over the three years preceding the tax year, compared to the previous tax year, provided that the company employed at least 50 employees, in the tax year and in each of the preceding three years.

“Preferred Technological Enterprise” will enjoy a reduced corporate tax rate of 12.0% on income that qualifies as “Preferred Technological Income,” (with respect to Preferred Technological Enterprise which is not located in development area A), as defined in the Investment Law. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $60 million), and the sale receives prior approval from the Israel Innovation Authority (“IIA”).

Dividends distributed by a Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20%, or a lower tax rate as may be applicable according to the relevant tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are being distributed to a foreign company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). These rates also apply under certain circumstances in case Cognyte distributes dividends sourced to the Preferred Technological Income of a subsidiary which is a Preferred Technological Enterprise.

4.C. ORGANIZATIONAL STRUCTURE

Organizational Structure

The legal name of our company is Cognyte Software Ltd. and we are incorporated under the laws of the State of Israel.

Table of Contents COGNYTE SOFTWARE LTD.

Significant Subsidiaries

Below is a list of subsidiaries that have total assets exceeding 10% of our combined assets, or revenues in excess of 10% of our combined sales:

Name	Country of Incorporation	% of Equity Interest
SYBORG Informationssysteme b.h. OHG	Germany	100
Cognyte Technologies Israel Ltd.	Israel	100
UTX Technologies Limited	Cyprus	100

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

Major Facilities

The following table sets forth our most significant facilities as of January 31, 2022:

Location	Size of Site (in square feet)	Held	Lease Term	Major Activity
Herzliya, Israel	175,645	Leased	2025	Administrative, research and development, sales, marketing and support services
Florianopolis, Brazil	21,640	Leased	2024	Research and development, sales and support services
Borovo, Bulgaria	21,943	Leased	2024	Research and development
Limassol, Cyprus	43,658	Leased	2026	Research and development and support services

We believe that we have satisfactory title to our plants and facilities in accordance with standards generally accepted in our industry. We believe that all of our production facilities are in good operating condition. As of January 31, 2022, the combined net book value of our property, plant and equipment was $30.8 million.

4.E. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

This operating and financial review should be read together with the section “Item 4, Information on the Company—4.B. Business Overview” and our consolidated financial statements and the related notes to those statements included elsewhere in this Annual Report. Among other things, those financial statements include more detailed information regarding the basis of preparation for the following information. Our consolidated financial statements have been prepared in accordance with GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this Form 20-F, our actual results may differ materially from those anticipated in these forward-looking statements. Please see “Special Note About Forward-Looking Statements and Risk Factor Summary” in this Annual Report.

Table of Contents COGNYTE SOFTWARE LTD.
Separation from Verint

On February 1, 2021 we completed our spin-off from Verint and related distribution. As a result, we are now an independent, publicly traded company.

In connection with the spin-off and concurrently with the distribution, we and Verint entered into the Ancillary Agreements that govern the relationships between us and Verint following the distribution.

The process of completing the separation was time-consuming and involved significant costs and expenses. Due to the scale of our and Verint’s respective businesses and our respective global footprints (among other factors), the separation process was extremely complex and required effort and attention from employees throughout our and Verint’s organizations. For example, shared service functions and related systems, such as finance, human resources, operations, legal, and information technology, were separated or established, and in many places, employees were assigned to new legal entities and new payrolls and benefit plans.

Cognyte incurred separation costs of approximately $11.6 million and $20.3 million during the fiscal years ending January 31, 2022 and 2021, respectively. These costs include developing stand-alone information systems and related information technology costs, third-party advisory, consulting, legal and professional services, as well as other costs that are incremental and one-time in nature that are related to the spin-off. The majority of these costs were financed through ongoing operations and existing cash, cash equivalents and short-term investments.

Additionally, due to the loss of economies of scale and the necessity of establishing independent functions for each company, the separation from Verint resulted in dis-synergies to Cognyte of approximately $16.5 million annually. These costs are primarily associated with corporate functions such as finance, legal, information technology and human resources.

Basis of Presentation

Our consolidated financial statements have been prepared on a stand-alone basis for the first time for the year ended January 31, 2022 and were prepared in accordance with GAAP.

Our financial statements as of January 31, 2021 and for the years ended January 31 2021 and 2020 have been derived from the consolidated financial statements and accounting records of Verint as if we had operated on our own during the periods presented and were prepared in accordance with GAAP.

For further information on the basis of presentation of the consolidated financial statements see “Note 1. Organization, Operations and Basis of Presentation” to our consolidated financial statements included elsewhere in this Annual Report.

Recent Developments

COVID-19 Pandemic

The COVID-19 pandemic has reached all of the regions in which we do business, and governmental authorities around the world have implemented numerous measures attempting to contain and mitigate the effects of the pandemic, including travel bans and restrictions, border closings, quarantines, shelter-in-place orders, shutdowns, limitations or closures of non-essential businesses, and social distancing requirements. Companies around the world, including us, our customers, partners, and vendors, have implemented actions in response, including among others, office closings, site restrictions, and employee travel restrictions. For example, as a result of the COVID-19 pandemic, our employees are often required to work a portion of their time remotely. Notwithstanding the loosening of these restrictions in certain countries in certain periods since the onset of the pandemic, the global spread of COVID-19 and actions taken in response have negatively affected us, our customers, partners, and vendors and caused significant economic and business disruption. We continue to monitor and assess the impact of the COVID-19 pandemic, including recommendations and orders issued by government and public health authorities in countries where we operate.

We have seen an improvement in the business environment in 2021 after an initial downturn in early 2020; however, in 2021, our revenue was negatively impacted by delays and reduced spending attributed to the impact of the COVID-19 pandemic on our customers’ operational priorities and as a result of cost containment measures they have implemented. Due to the pandemic, we saw a reduction or delay in certain large customer contracts, particularly on-premises arrangements, and we have generally been unable to conduct face-to-face meetings with existing or prospective customers and partners, present in-person demonstrations of our solutions, or host or attend in-person trade shows and conferences. Limitations on access to the facilities of our customers have also impacted our ability to deliver some of our products, complete certain implementations, and provide

Table of Contents COGNYTE SOFTWARE LTD.
in-person consulting and training services, negatively impacting our ability to recognize revenue. Furthermore, many of our customers are government agencies, and their budgets may have been and may continue to be stretched thin due to the efforts taken to combat the pandemic. If some of our government customers experience budget shortfalls, they may decide to forgo using our services. Our ability to predict how the pandemic will impact our results in future periods is limited, including the extent to which customers may delay or miss payments, customers may defer, reduce, or refrain from placing orders or renewing subscriptions or support arrangements, or to which travel restrictions and site access restrictions may remain necessary, particularly if the pandemic fails to abate for an extended period of time or worsens.

Additionally, as a result of COVID-19’s impact on the global supply, we have experienced delays in supplier deliveries (including with respect to electronic components and other products on which the Company relies), extended lead times, and increased cost of freight, purchased materials and manufacturing labor costs. These disruptions, which are expected to continue into 2022, have delayed and are expected to continue to delay the timing of some customer orders and expected deliveries of our products. If the impacts of the supply chain disruptions are more severe than we expect, it could result in even longer lead times and further increased costs, all of which could materially adversely affect our business, financial condition and results of operations. In addition, governments may reduce their budgets or defer purchase decisions until supply chain disruptions subside.

In light of the adverse impact of COVID-19 on global economic conditions and our revenue, along with the uncertainty associated with the extent and timing of a potential recovery, in 2020, we implemented certain cost-reduction actions of varying durations. Such actions included, but were not limited to, reducing our discretionary spending, decreasing capital expenditures, reconsidering the optimal uses of our cash and other capital resources, and reducing workforce-related costs. Based on the improved business environment and our financial performance during 2021, we have in many cases resumed investments and other spending; however, these actions may need to be reassessed depending on how the facts and circumstances surrounding the pandemic evolve and we continue to evaluate and may decide to implement further cost control strategies to help us mitigate the impact of the pandemic, if required. Any such actions may have an adverse impact on us, particularly if they remain in place for an extended period.

War in Europe

On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. The length and impact of the ongoing military conflict is highly unpredictable, and has led to and could continue creating market disruptions, including significant volatility in commodity prices, credit and capital markets, restrictions on international trade as well as supply chain interruptions.

Russian military actions and the resulting sanctions could also adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets in the longer term, potentially making it more difficult for us to obtain additional funds.

We are continuing to monitor the situation in Ukraine and assessing its potential impact on our business. While we do not trade with any Russian or Belarusian governmental agencies or with any of the entities which are subject to sanctions, any of the above-mentioned factors could affect our business, prospects, financial condition, and operating results and/or exacerbate other risks highlighted in this Annual Report. The extent and duration of the military action, sanctions and resulting market disruptions are currently impossible to predict, but could be substantial. Additionally, disruptive impacts of the conflict on other countries in Eastern Europe, including Bulgaria and Romania, where we have operations and facilities, could be prolonged, which may require us to reevaluate our operations there and/or otherwise harm our business. In addition, in response to the armed conflicts, governments may allocate budgets to military or other immediate needs, on account of our solutions.

Market Trends

We believe that the following trends are driving demand for our solutions:

•Security Threats are Becoming More Difficult to Detect and Mitigate. Governments and enterprises face a variety of security challenges, including threats from well-organized, well-funded entities. These threats are becoming increasingly more difficult to detect as bad actors take advantage of the latest technologies to avoid exposure. The ability to rapidly conduct investigations to detect and mitigate threats is critical to organizations. Advanced investigative analytics software can help organizations accelerate their investigations to detect and mitigate highly sophisticated threats quickly and effectively. As a result, there is on-going market demand for such advanced software.

•Data is Growing Rapidly and is Highly Fragmented. The growing volume, types and complexity of structured and unstructured data requires new methods and more skilled resources to support investigations and quickly generate actionable insights where that data is involved. In addition, in many security organizations, data required for

Table of Contents COGNYTE SOFTWARE LTD.
investigations is often fragmented and siloed. As a result, organizations are seeking solutions that can capture large amounts of data from many different sources and fuse such data to generate analytics and valuable insights upon which they can promptly act.

•Governmental and Enterprise Organizations Increasingly Adopt Open-Software. Historically, organizations have built proprietary solutions with the help of integrators and internal development resources. Such solutions present limitations in terms of keeping pace with the rapid evolution of technology. As a result of rapid technology changes, many organizations are looking to replace proprietary solutions with open software that can be easily integrated into their environments and frequently updated with the latest analytics and artificial intelligence technologies.

•Moderate Adoption of a Subscription Based Model. While many sectors have transitioned in recent years to a subscription-based model, we estimate that the governmental organizations’ adoption of a subscription-based model for solutions in our industry will be at a more moderate pace and less predictable due to the nature of such solutions and the governmental organizations’ planning and purchasing behavior. We expect to continue to promote our offering in a subscription model to be able to meet the market’s demand for it.

Critical Accounting Estimates

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

Revenue Recognition

We derive and report our revenue in three categories: (a) software revenue, including the sale of subscription (i.e., term-based) or perpetual licenses, and appliances that include software that is essential to the product’s functionality, (b) software service revenue, including support revenue and revenue from cloud-based SaaS subscriptions, and (c) professional service and other revenue, including revenue from installation and integration services, customer specific development work, resale of third-party hardware, and consulting and training services.

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

Our contracts with customers often include obligations to transfer multiple products and services to a customer. In contracts with multiple performance obligations, we identify each performance obligation and evaluate whether the promised goods or services are distinct within the context of the contract at contract inception. Promised goods or services that are not distinct at contract inception are consolidated. Contracts that include software customization and development services may result in the combination of the customization and development services with the software license as one distinct performance obligation. The transaction price is generally in the form of a fixed fee at contract inception, and excludes taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by us from a customer.

We allocate the transaction price to each distinct performance obligation based on the estimated stand-alone selling price (“SSP”) for each performance obligation. Judgment is required to determine the SSP for each distinct performance obligation. In instances where SSP is not directly observable, such as when we do not sell the product or service separately, we estimate the SSP of each performance obligation based on an adjusted market assessment approach. We may have more than one SSP for individual products and services due to the stratification of those products and services by customers and circumstances. In these instances, we may use information such as the size of the customer and geographic region in determining the SSP.

Table of Contents COGNYTE SOFTWARE LTD.
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

Some of our customer contracts require specific customer development work to meet the particular requirements of the customer. The contract pricing is stated as a fixed amount and generally results in the transfer of control of the applicable performance obligation over time. We recognize revenue based on the proportion of labor hours expended to the total hours expected to complete the performance obligation. The determination of the total labor hours expected to complete the performance obligation on fixed-fee contracts involves significant judgment. We incorporate revisions to hour and cost estimates when the causal facts become known. We measure our estimate of completion on fixed-price contracts, which in turn determines the amount of revenue we recognize, based primarily on actual hours incurred to date and our estimate of remaining hours necessary to complete the contract.

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

Goodwill

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

In testing for goodwill impairment, we may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount. If we elect to bypass a qualitative assessment, or if our qualitative assessment indicates that goodwill impairment is more likely than not, we perform quantitative impairment testing. If our quantitative testing determines that the carrying value of our reporting unit exceeds its fair value, goodwill impairment is recognized in an amount equal to that excess, limited to the total goodwill allocated to the reporting unit. There was no impairment of goodwill recorded for the years ended January 31, 2022, 2021 and 2020 as the fair value substantially exceeded the carry amount of the reporting unit for each of these years.

For all of our goodwill impairment reviews, the assumptions and estimates used in the process are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy or our internal forecasts. Although we believe the assumptions, judgments, and estimates we have used in our assessments are reasonable and appropriate, a material change in any of our assumptions or external factors could lead to future goodwill impairment charges.

Income Taxes

Prior to the spin-off, the Company’s operations were included in the consolidated U.S. federal and certain state, local and foreign income tax returns filed by Verint. For the purposes of periods prior to the spin-off, the Company’s income tax provision was calculated using the separate return basis, as if the Company filed separate tax returns. Since the spin-off, certain changes in the tax balances are primarily attributable to tax carryforwards and other basis differences that existed on a separate return basis for the historical periods. Changes between the historical periods presented on a separate return basis were settled through the former net parent investment immediately prior to the spin-off.

Table of Contents COGNYTE SOFTWARE LTD.
We account for income taxes under the asset and liability method which includes the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our consolidated financial statements. Under this approach, deferred taxes are recorded for the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus deferred taxes. Deferred taxes result from differences between the financial statement and tax bases of our assets and liabilities, and are adjusted for changes in tax rates and tax laws when changes are enacted. The effects of future changes in income tax laws or rates are not anticipated.

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

Results of Operations

The following discussion includes a comparison of our results of operations and liquidity and capital resources for the years ended January 31, 2022 and 2021. A discussion regarding our financial condition and results of operations for the year ended January 31, 2021 compared to the year ended January 31, 2020 can be found under Item 5 in our Annual Report on Form 20-F for the fiscal year ended January 31, 2021, filed with the SEC on April 29, 2021, which is hereby incorporated by reference herein and considered part of this Annual Report on Form 20-F only to the extent referenced and is available free of charge on the SEC’s website at www.sec.gov and our website at www.cognyte.com/investors.

Table of Contents COGNYTE SOFTWARE LTD.
Overview of Operating Results

The following table sets forth a summary of certain key financial information for the years ended January 31, 2022, 2021, and 2020:

	Year Ended January 31,
(in thousands)	2022	2021	2020
Revenue	$474,042	$443,458	$457,109
Operating income	$10,961	$18,276	$27,313
Net (loss) income attributable to Cognyte Software Ltd.	$(14,890)	$14,203	$20,191

Our revenue increased approximately $30.6 million, or 7%, from $443.5 million in the year ended January 31, 2021 to $474.0 million in the year ended January 31, 2022. The increase consisted of a $22.8 million increase in software revenue, and a $11.6 million increase in software service revenue offset by $3.7 million decrease in professional service and other revenue. For additional details on our revenue, see “—Software Revenue, Software Service Revenue, and Professional Service and Other Revenue.” Revenue from end users located in the Americas, EMEA and APAC represented approximately 17%, 39% and 44% of our total revenue, respectively, in the year ended January 31, 2022, compared to approximately 20%, 42% and 38%, respectively, in the year ended January 31, 2021.

Operating income was $11.0 million in the year ended January 31, 2022 compared to $18.3 million in the year ended January 31, 2021. This decrease in operating income was primarily due to a $38 million increase in operating expenses, which primarily consisted of a $14.7 million increase in net research and development expenses, a $23.3 million increase in selling, general and administrative expenses, and a $0.2 million increase in amortization of acquired technology intangible assets. This was offset primarily by a $30.9 million increase in gross profit.

Net loss attributable to Cognyte was $14.9 million in the year ended January 31, 2022, compared to net income attributable to Cognyte of $14.2 million in the year ended January 31, 2021. The decrease in net income attributable to Cognyte in the year ended January 31, 2022 was primarily due to a $7.3 million decrease in operating income, as described above, a $9.1 million decrease in total other income, net, and a $14.1 million increase in our provision for income taxes, partially offset by a $1.5 million decrease in net income attributable to our noncontrolling interests.

A portion of our business is conducted in currencies other than the U.S. dollar, and therefore our revenue and operating expenses are affected by fluctuations in applicable foreign currency exchange rates. When comparing average exchange rates for the year ended January 31, 2022 to average exchange rates for the year ended January 31, 2021, the U.S. Dollar strengthened relative to the Brazilian Real and weakened relative to the Euro, New Israeli Shekel and Singapore Dollar, resulting in an overall increase in our revenue, an increase in cost of sales, an increase in operating expenses and a decrease in operating income on a U.S. dollar-denominated basis. For the year ended January 31, 2022, had foreign exchange rates remained unchanged from rates in effect for the year ended January 31, 2021, our revenue would have been approximately $4.2 million lower and our cost of revenue and operating expenses on a combined basis would have been approximately $13.1 million lower, which would have resulted in an $8.9 million increase in operating income. The U.S. dollar cost of our operations in Israel were adversely affected mainly by the appreciation of the New Israeli Shekel against the U.S. dollar during the year ended January 31, 2022.

As of January 31, 2022, we employed approximately 2,000 professionals, including part-time employees and certain contractors, compared to approximately 2,000 as of January 31, 2021.

Revenue

Software Revenue, Software Service Revenue, and Professional Service and Other Revenue

We derive and report our revenue in three categories: (a) software revenue, including the sale of subscription (i.e., term-based) or perpetual licenses, and appliances that include software that is essential to the product’s functionality, (b) software service revenue, including support revenue and revenue from cloud-based SaaS subscriptions, and (c) professional service and other revenue, including revenue from installation and integration services, customer specific development work, resale of third-party hardware, and consulting and training services.

The following table sets forth revenue for the years ended January 31, 2022, 2021, and 2020:

Table of Contents COGNYTE SOFTWARE LTD.

	Year Ended January 31,			% Change
(in thousands)	2022	2021	2020	2022-2021	2021-2020
Software	$209,988	$187,236	$201,487	12%	(7)%
Software service	201,563	190,013	171,866	6%	11%
Professional service and other	62,491	66,209	83,756	(6)%	(21)%
Total revenue	$474,042	$443,458	$457,109	7%	(3)%

Software Revenue

Software revenue increased approximately $22.8 million, or 12%, from $187.2 million for the year ended January 31, 2021 to $210.0 million for the year ended January 31, 2022, primarily due to an increase in appliance deliveries in the amount of $26.5 million, partially offset by a decrease in other software revenue in the amount of $3.7 million.

Software Service Revenue

Software service revenue increased approximately $11.6 million, or 6%, from $190.0 million for the year ended January 31, 2021 to $201.6 million for the year ended January 31, 2022, resulting primarily from an increase in support revenue due to an increase in our customer installed base in the amount of $ 16.6 million, partially offset by decrease in our SaaS revenue in the amount of $5.0 million.

Professional Service and Other Revenue

Professional service and other revenue decreased approximately $3.7 million, or 6%, from $66.2 million for the year ended January 31, 2021 to $62.5 million for the year ended January 31, 2022. The decrease was primarily due to a decrease in customer specific development services in the amount of $4.0 million as we continue our product development process and a decrease in deployment services in the amount of $1.3 million partially offset by increase in third-party hardware reselling activity in the amount of $1.6 million.

Cost of Revenue

The following table sets forth cost of revenue by software, software service and professional service and other, as well as amortization of acquired technology for the years ended January 31, 2022, 2021, and 2020:

	Year Ended January 31,			% Change
(in thousands)	2022	2021	2020	2022-2021	2021-2020
Cost of software revenue	$28,955	$35,647	$36,071	(19)%	(1)%
Cost of software service revenue	46,413	44,893	45,012	3%	—%
Cost of professional service and other revenue	56,349	51,186	80,517	10%	(36)%
Amortization of acquired technology	682	943	2,405	(28)%	(61)%
Total cost of revenue	$132,399	$132,669	$164,005	—%	(19)%

Cost of Software Revenue

Cost of software revenue decreased approximately $6.6 million, or 19%, from $35.6 million for the year ended January 31, 2021 to $29.0 million for the year ended January 31, 2022, primarily due to a $3.3 million decrease in cost of materials including appliance deliveries and overhead costs resulting from a favorable change in product mix, a $2.3 million decrease in amortization of capitalized software development costs and decreases in travel and other costs of approximately $1.0 million. Software revenue gross margins increased from 81% in the year ended January 31, 2021 to 86% in the year ended January 31, 2022 due to an increase in profitability of appliance deliveries and a favorable change in product mix.

Cost of Software Service Revenue

Cost of software service revenue increased approximately $1.5 million, or 3%, from $44.9 million in the year ended January 31, 2021 to $46.4 million in the year ended January 31, 2022. The increase was primarily due to a $4.2 million increase in personnel costs resulting from cost savings in the year ended January 31, 2021 in response to the COVID pandemic crisis and foreign currency impacts. In addition, there was a $1.9 million increase in allocated support function costs mainly due to the dis-synergies and other expenses resulting from the spin-off from Verint. These increases were partially offset by a $4.1 million decrease in third party service providers costs following corresponding decrease in SaaS revenue and support related materials. Our software service gross margins increased from 76% in the year ended January 31, 2021 to 77% in the year ended January 31, 2022, primarily due to a favorable change in mix of software services sold.

Table of Contents COGNYTE SOFTWARE LTD.

Cost of Professional Service and Other Revenue
Cost of professional service and other revenue increased approximately $5.1 million, or 10%, from $51.2 million in the year ended January 31, 2021 to $56.3 million in the year ended January 31, 2022. The increase was primarily due to a $2.1 million increase in personnel costs, a $2.1 million increase in allocated support function costs and a $0.9 million increase in hardware purchasing. The increase in personnel costs was mainly due to cost savings in the year ended January 31, 2021 in response to the COVID pandemic crisis and foreign currency impacts. The increase in support function costs was mainly due to the dis-synergies and other expenses resulting from the spin-off from Verint. The increase in hardware purchasing was due to higher sales from hardware reselling. Our professional service and other gross margins decreased from 23% in the year ended January 31, 2021 to 10% in the year ended January 31, 2022, primarily due to an increase in costs as discussed above, offset by an increased gross margin from hardware reselling.

Amortization of Acquired Technology

Amortization of acquired technology decreased approximately $0.2 million, or 28%, from $0.9 million in the year ended January 31, 2021 to $0.7 million in the year ended January 31, 2022. The decrease was attributable to acquired technology intangible assets from historical business combinations becoming fully amortized during the year ended January 31, 2022.

Further discussion regarding our business combinations appears in Note 6, “Business Combinations” to our consolidated financial statements included elsewhere in this Form 20-F.

Research and Development, Net

The following table sets forth research and development, net for the years ended January 31, 2022, 2021, and 2020:

	Year Ended January 31,			% Change
(in thousands)	2022	2021	2020	2022-2021	2021-2020
Research and development, net	$143,360	$128,705	$111,297	11%	16%

Research and development, net increased approximately $14.7 million, or 11%, from $128.7 million in the year ended January 31, 2021 to $143.4 million in the year ended January 31, 2022. The increase was primarily due to an $11.7 million increase in personnel costs, resulting from cost savings in the year ended January 31, 2021 in response to the COVID-19 pandemic, changes in foreign currency exchange rates, and higher stock based compensation expenses mainly due to an accounting modification post spin-off. In addition, there was an increase in global support function costs of $3.5 million, partially offset by a decrease in capitalization of software development costs of $0.7 million.

Selling, General and Administrative Expenses

The following table sets forth selling, general and administrative expenses for the years ended January 31, 2022, 2021, and 2020:

	Year Ended January 31,			% Change
(in thousands)	2022	2021	2020	2022-2021	2021-2020
Selling, general and administrative	$185,867	$162,590	$153,901	14%	6%

Selling, general and administrative expenses increased approximately $23.3 million, or 14%, from $162.6 million in the year ended January 31, 2021 to $185.9 million in the year ended January 31, 2022. This increase was primarily attributable to a $15.7 million increase in global support function costs mainly related to dis-synergies resulting from the spin-off from Verint, an $8.2 million increase in personnel costs, including stock-based compensation, a $4.4 million increase in our provision for a legal claim, a $1.9 million increase in acquisition expenses mainly related to change in value of contingent consideration, and a $1.2 million increase in travel expenses related mainly to COVID-19 pandemic relief. These increases were partially offset by a $7.7 million decrease in expenses related to the separation of our business from Verint and a $1.5 million decrease in restructuring expenses related to COVID-19.

Amortization of Other Acquired Intangible Assets

The following table sets forth amortization of other acquired intangible assets for the years ended January 31, 2022, 2021, and 2020:

Table of Contents COGNYTE SOFTWARE LTD.

	Year Ended January 31,			% Change
(in thousands)	2022	2021	2020	2022-2021	2021-2020
Amortization of other acquired intangible assets	$1,455	$1,218	$593	19%	105%

Amortization of other acquired intangible assets increased approximately $0.3 million, or 19%, from $1.2 million in the year ended January 31, 2021 to $1.5 million in the year ended January 31, 2022. The increase was attributable to accelerated amortization of customer-related intangible assets.

Further discussion regarding our business combinations appears in Note 6, “Business Combinations” to our consolidated financial statements included elsewhere in this Form 20-F.

Other Income, Net

The following table sets forth total other income, net for the years ended January 31, 2022, 2021, and 2020:

	Year Ended January 31,			% Change
(in thousands)	2022	2021	2020	2022-2021	2021-2020
Interest income	$177	$1,347	$3,509	(82)%	(62)%
Interest expense	(196)	(185)	(481)	6%	(62)%
Other income (expense):
Gains on investments, net	$729	$3,769	$—	(81)%	100%
Foreign currency gains (losses)	(3,140)	1,682	(728)	(287)%	(331)%
(Losses) gains on derivatives	134	(95)	395	(241)%	(124)%
Other, net	(404)	(70)	(71)	477%	(1)%
Other expense, net	(2,681)	5,286	(404)	(151)%	(1,408)%
Total other income, net	$(2,700)	$6,448	$2,624	(142)%	146%

Total other income, net, decreased by $9.1 million from income of $6.4 million in the year ended January 31, 2021 to $2.7 million loss in the year ended January 31, 2022. This decrease was mainly due to a net increase in foreign currency losses of $4.8 million resulting from fluctuations in U.S. dollar relative to other foreign currencies, primarily including the New Israeli Shekel and Euro, and a decrease in gains on equity investment of $3.0 million resulting from a fair value adjustment to a noncontrolling equity investment. In addition, we had a decrease in interest income of $1.1 million due to holding a significantly lower cash balance on which interest income could be earned after the spin-off, and an increase in other expenses of $0.4 million due to the commitment fee incurred with respect to unused availability under our revolving credit facilities.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the years ended January 31, 2022, 2021, and 2020:

	Year Ended January 31,			% Change
(in thousands)	2022	2021	2020	2022-2021	2021-2020
Provision for income taxes	$18,517	$4,414	$2,567	320%	72%

Our effective income tax rate was 224.1% for the year ended January 31, 2022, compared to an effective income tax rate of 17.9% for the year ended January 31, 2021. For the year ended January 31, 2022, our effective income tax rate was higher than the U.S. federal statutory income tax rate of 21.0% primarily due to the recognition of a full valuation allowance on the deferred tax assets of Cognyte Technologies Israel Ltd. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended January 31, 2022, based on which a valuation allowance of $12.7 million was recorded against the deferred tax assets that we do not believe are more likely than not to be realized in the foreseeable future.

For the year ended January 31, 2021, our effective income tax rate was lower than the U.S. federal statutory income tax rate of 21.0% primarily due to o the mix and levels of income and losses among taxing jurisdictions.

Table of Contents COGNYTE SOFTWARE LTD.
5.B. LIQUIDITY AND CAPITAL RESOURCES

Overview

Our primary recurring source of cash is the collection of proceeds from the sale of products and services to our customers, including cash periodically collected in advance of delivery or performance.

Our primary recurring use of cash is payment of our operating costs, which consist primarily of employee-related expenses, such as compensation and benefits, as well as general operating expenses for travel, marketing, facilities and overhead costs, and capital expenditures. Cash generated from operations, along with our existing cash, cash equivalents, and short-term investments, are our primary sources of operating liquidity, and we believe that our operating liquidity is sufficient to support our current business operations, and capital expenditure requirements for at least the next twelve months.

We have historically expanded our business in part by investing in strategic growth initiatives, including acquisitions of products, technologies, and businesses. We have used cash as consideration for all of our historical business acquisitions. There were no business acquisitions during the years ended January 31, 2022 and 2021.

Our purchase obligations of $71.4 million as of January 31, 2022 are associated with agreements for purchases of goods or services generally including agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transactions. Agreements to purchase goods or services that have cancellation provisions with no penalties are excluded from these purchase obligations.

In the normal course of business, we provide certain customers with financial performance guarantees, which are generally backed by bank guarantees and, in certain cases, by standby letters of credit. At January 31, 2022, we had approximately $43.0 million of outstanding bank guarantees and letters of credit relating primarily to these performance guarantees. In addition the Company provided bank guarantees in the amount $3.9 million related to its offices in Israel and exports transaction towards the Israeli Chamber of Commerce.

We entered into two revolving credit facilities effective upon the completion of the spin-off and valid for three years, which provide for up to $100.0 million in total borrowings. During December 2021, we withdrew $100.0 million from the credit facilities which appears in our consolidated balance sheet as a short-term loan. The entire outstanding $100.0 million balance of the credit facilities will have matured by the end of the first quarter of the financial year ending January 31, 2023. Interest rates on both facilities are based on LIBOR, plus a margin of 1.55% - 1.65%. The interest expense incurred on the amount withdrawn was $0.2 million for the year ended January 31, 2022. In addition, we are required to pay a commitment fee with respect to unused availability under the credit facilities at a rate of 0.4% per annum. The commitment fee incurred with respect to unused availability under the credit facilities was $0.4 million for the year ended January 31, 2022.

We continually examine our options with respect to terms and sources of existing and future short-term and long-term capital resources to enhance our operating results and to ensure that we retain financial flexibility.

Our consolidated balance sheet at January 31, 2022 included $8.6 million of non-current tax reserves, including interest and penalties of $0.9 million, net of related benefits for uncertain tax positions. We regularly assess the adequacy of our provisions for income tax contingencies. As a result, we may adjust the reserves for unrecognized tax benefits for the impact of new facts and developments, such as changes to interpretations of relevant tax law, assessments from taxing authorities, settlements with taxing authorities, and lapses of statutes of expiration. We believe that it is reasonably possible that the total amount of unrecognized tax benefits at January 31, 2022 could decrease by approximately $1.4 million in the next twelve months as a result of settlement of certain tax audits or lapses of statutes of limitation. Such decreases may involve the payment of additional taxes.

Cash balances that are restricted pursuant to the terms of various agreements are classified as restricted cash and included in restricted cash and cash equivalents, and restricted bank time deposits, and other assets in our consolidated balance sheets. These restricted balances primarily represent deposits to secure bank guarantees in connection with customer sales contracts. The amounts of these deposits can vary depending upon the terms of the underlying contracts and were not available for general operating use. As of January 31, 2022 and 2021, we held $6.1 million and $42.1 million, respectively, of restricted cash, cash equivalents, and restricted bank time deposits (including long-term portions).

Based on past performance and current expectations, we believe that our cash, cash equivalents, short-term investments and cash generated from operations will be sufficient to meet anticipated operating costs, working capital needs, ordinary course capital expenditures, research and development spending, and other commitments for at least the next twelve months.

Table of Contents COGNYTE SOFTWARE LTD.

After cash utilization required for working capital, capital expenditures and required debt services for our credit facilities, we expect that our primary usage of cash for the foreseeable future will be for business combinations. Our future capital requirements will depend on many factors, including our rate of revenue growth, timing of collection, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new geographic locations, the timing of introductions of new products and enhancements to existing products, the continuing market acceptance of our offerings, and our use of cash to pay for acquisitions, if any.

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

Cash Flow Activity for the Years Ended January 31, 2022 and 2021

The following table summarizes our total cash, cash equivalents, restricted cash, cash equivalents, and bank time deposits, and short-term investments, as of January 31, 2022 and 2021:

	January 31,
(in thousands)	2022	2021
Cash and cash equivalents	$152,590	$78,570
Restricted cash and cash equivalents, and restricted bank time deposits (excluding long term portions)	3,597	27,042
Short-term investments	10,434	4,713
Total cash, cash equivalents, restricted cash and cash equivalents, restricted bank time deposits, and short-term investments	$166,621	$110,325

A summary of the sources and uses of cash, cash equivalents, restricted cash and restricted cash equivalents for the years ended January 31, 2022, 2021, and 2020 is as follows:

	Year Ended January 31,
(in thousands)	2022	2021	2020
Net cash provided by operating activities	$2,630	$71,311	$67,186
Net cash provided by (used in) investing activities	(17,851)	16,418	(29,541)
Net cash (used in) provided by financing activities	58,743	(205,617)	(85,973)
Effect of foreign currency exchange rate changes on cash, cash equivalents, restricted cash, and restricted cash equivalents	41	(864)	(985)
Net decrease in cash, cash equivalents, restricted cash, and restricted cash equivalents	$43,563	$(118,752)	$(49,313)

Operating Activities

Net cash provided by operating activities is driven primarily by our net income or loss, as adjusted for non-cash items, and working capital changes. Operating activities generated $2.6 million of net cash during the year ended January 31, 2022, compared to $71.3 million generated during the year ended January 31, 2021. Our decreased operating cash flow in the current year was primarily due to a decrease of $51.3 million in contract liabilities, mainly due to a decrease in revenue from contracts with customers, a reduction in recurring revenues, a decrease in remaining performance obligations and changes in timing of payments. In addition, we had increases in accounts receivable and contract assets and a lower net income.

Our cash flow from operating activities can fluctuate from period to period due to several factors, including the timing of our billings and collections, the timing and amounts of interest, income tax and other payments, and our operating results.

Investing Activities

During the year ended January 31, 2022, our investing activities used $17.9 million of net cash, including $17.8 million of payments for property, equipment, and capitalized software development costs, $6.0 million net maturities and sales of short-

Table of Contents COGNYTE SOFTWARE LTD.
term investment. The cash provided by these investing activities was partially offset by $6.1 million increase in restricted bank time deposits and other investing activities.

During the year ended January 31, 2021, our investing activities generated $16.4 million of net cash, including an increase in cash of $31.1 million resulting from restricted bank time deposits during the period, $2.6 million of net maturities and sales of short-term investments, and $2.1 million of proceeds from settlements of our derivative financial instruments not designated as hedges and other investing activities. The cash provided by these investing activities was partially offset by $19.3 million of payments for property, equipment, and capitalized software development costs. Restricted bank time deposits are typically deposits, which do not qualify as cash equivalents, used to secure bank guarantees in connection with sales contracts, the amounts of which will fluctuate from period to period.

We had no significant commitments for capital expenditures as of January 31, 2022 and 2021.

Financing Activities

For the year ended January 31, 2022, our financing activities generated $58.7 million of net cash, mainly due to a withdrawal of $100.0 million from our revolving credit facilities. The cash provided by this financing activity was partially offset by $35.0 million dividend paid to former parent, $3.3 million of dividends to the noncontrolling interest holders in our joint venture and $2.9 million payments under contingent consideration arrangements related to prior business combinations and other financing activities.

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

During the years ended January 31, 2022 and 2021, we recorded a $0.1 million net gain and a $0.1 million net loss, respectively, on foreign currency forward contracts not designated as hedges for accounting purposes. We had $0.7 million of net unrealized losses and $0.3 million of net unrealized gains on outstanding foreign currency forward contracts with notional amounts totaling $96.2 million and $54.8 million for the years ended January 31, 2022 and 2021, respectively.

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

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our gross research and development spending totaled $143.7 million, $129.2 million and $112.7 million for the years ended January 31, 2022, 2021 and 2020 respectively. As described in the “Risk Factors” section and elsewhere in this Form 20-F, government regulations and policies can make developing or marketing new technologies expensive or uncertain due to various restrictions on trade and technology transfers. See “Item 3. Key Information—3.D. Risk Factors” and “Item 4. Information on the Company—4.B. Business Overview—Government Regulations.” For further information on our research and development policies and additional product information, see “Item 4. Information on the Company— 4.B. Business Overview.”

5.D. TREND INFORMATION

Please see “—5.A. Operating Results—Market Trends” and “Item 4. Information on the Company—4.B. Business Overview—Market Trends” for trend information.

Table of Contents COGNYTE SOFTWARE LTD.

5.E. CRITICAL ACCOUNTING ESTIMATES

Please see “—5.A. Operating Results—Critical Accounting Estimates” for critical accounting estimates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The following table presents information about our current executive officers and directors as of the date of this Annual Report:

Name	Age
Elad Sharon, Chief Executive Officer	46
Dan Bodner	63
Earl Shanks	65
Richard Nottenburg	68
Dafna Sharir	53
Zvika Naggan	63
Karmit Shilo	60

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

Dafna Sharir, Director

Ms. Sharir has served as a member of our board of directors since March, 2022. Ms. Sharir has served as a business advisor to various companies, including BrightCodes Technologies Ltd. from 2018 to 2021. Previously, Ms. Sharir has provided M&A Advisory services to FAM, a US asset management firm, from 2008 to 2010 and to Ofer Group and Israel Corp. from 2005 to 2008. She has held various senior positions, including as Senior Vice President Investments at AMPAL from 2002-2005. Ms. Sharir currently serves as an independent director and chairman of the compensation committee at Ormat Technologies Inc. and as an independent director and a member of the audit committee at Gilat Satellite Networks Ltd.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Senior Management

The following table sets forth information regarding our senior management as of the date of this Annual Report.

Name	Age
Elad Sharon, Chief Executive Officer	46
David Abadi, Chief Financial Officer	48
Miki Migdal, Chief Business Officer	61
Amit Daniel, Chief Marketing Officer	50
Ziv Levi, Chief Legal Officer	54
Avi Schechter, Chief Revenue Officer	56
Rini Karlin, Chief People Officer	50
Sharon Chouli, Chief Customer Officer	52

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Avi Schechter, Chief Revenue Officer

Mr. Schechter has served as our Chief Revenue Officer since February 1, 2022. Mr. Schechter brings over two decades of global experience, driving business growth and success for global publicly-traded technology companies. As Chief Revenue Officer, Mr. Schechter leads Cognyte’s global sales team, with responsibility to drive sales, gain market share, and bring Cognyte’s revenue growth strategy to life. Prior to joining Cognyte in 2022, Mr. Schechter served as Executive Chairman and CEO of Openpay, and was a Customer Business Executive and Group President at Amdocs for over a decade. Mr. Schechter has a strong track record in leading large teams to fast execution, growth and transformation.

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

Table of Contents COGNYTE SOFTWARE LTD.
Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix
Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	None.
LGBTQ+	None.
Did Not Disclose Demographic Background	None.

Arrangements Concerning Election of Directors; Family Relationships

We are not a party to, and are not aware of, any arrangements pursuant to which any of our senior management members or directors was selected as such. In addition, there are no family relationships among our senior management members or directors.

6.B. COMPENSATION

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us and our subsidiaries, with respect to the year ended January 31, 2022, to our directors and senior management that served at any time during the year ended January 31, 2022 was $14.0 million. This amount includes approximately $0.8 million set aside or accrued to provide pension, severance, retirement, or similar benefits.

The table below sets forth the compensation earned by our five most highly compensated office holders (as defined below under “—6.C. Board Practices—Compensation Committee—Compensation Policy under the Companies Law”) during or with respect to the year ended January 31, 2022. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives”. For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or perquisites such as car, phone and social benefits, as well as any undertaking to provide such compensation in the future.

Table of Contents COGNYTE SOFTWARE LTD.
Summary Compensation Table

Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)
	(in thousands, US dollars) (1)
Elad Sharon, Chief Executive Officer	388	147	1,549	1,196	3,280
David Abadi, Chief Financial Officer	306	94	778	1,081	2,259
Miki Migdal, Chief Business Officer	351	99	712	560	1,722
Marom Ben Menahem*, Chief Revenue Officer	257	78	503	413	1,251
Sharon Chouli, Chief Customer Officer	242	92	477	367	1,178
* changed his position on February 1, 2022.

(1) All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.

(2) All Covered Executives listed in the table are our full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended January 31, 2022.

(3) Amounts reported in this column include social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

(4) Amounts reported in this column refer to incentive and variable compensation payments which were paid or accrued in cash or shares with respect to the year ended January 31, 2022. In accordance with the Company’s compensation policy, we paid cash bonuses to our Covered Executives upon compliance with predetermined performance parameters as set by the compensation committee and the board of directors. These amounts were provided for in our financial statements for the year ended January 31, 2022, but will be paid during the year ending January 31, 2023. We also award PSUs to executive officers that vest upon the achievement of specified performance goals. We recognize compensation expenses for the value of the awards, which vest based on service conditions, using the straight-line method, over the requisite service period of each of the awards, net of estimated forfeitures.

(5) Amounts reported in this column represent the expense recorded in our financial statements for the year ended January 31, 2022 with respect to equity-based compensation grants. The relevant amounts underlying the equity awards granted to our officers will continue to be expensed in our financial statements over a period of time during the years on account of the grants made during the year ended January 31, 2022 in similar annualized amounts. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by our compensation committee and board of directors.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Table of Contents COGNYTE SOFTWARE LTD.

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

Board Structure

Under our Articles of Association, our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting our entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Ms. Dafna Gruber, who served as a director since our spin-off from Verint, resigned from our board of directors effective as of February 28, 2022 and on such date our board of directors appointed Ms. Dafna Sharir to fill the vacancy resulting from such resignation. Ms. Gruber’s resignation from the board of directors is due to Ms. Gruber’s desire to devote time to other commitments and is not the result of any disagreement with the Company on any matter relating to the Company’s business, operations, policies or practices.

Our directors are divided among the three classes as follows:

•Class I directors: Mr. Nottenburg, Mr. Naggan and Ms. Shilo;

•Class II directors: Mr. Bodner and Ms. Sharir; and

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

Table of Contents COGNYTE SOFTWARE LTD.
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

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq, are required to appoint at least two external directors. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the Nasdaq, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors.

Committees of Our Board of Directors

Our board of directors has established three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee.

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

Table of Contents COGNYTE SOFTWARE LTD.
Listing Requirements

Under the Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our Audit Committee consists of Mr. Shanks, Ms. Sharir and Mr. Naggan. Mr. Shanks serves as the chairman of the Audit Committee. All members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our board of directors has determined that Mr. Shanks is an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Table of Contents COGNYTE SOFTWARE LTD.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Table of Contents COGNYTE SOFTWARE LTD.
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

Our Nominating and Governance Committee consists of Mr. Shanks and Ms. Shilo. Mr. Shanks serves as chairman of the Nominating and Governance Committee. Our board of directors has determined that each member of our Nominating and Governance Committee is independent under the Nasdaq rules.

Nominating and Governance Committee Role

Our board of directors has adopted a nominating and governance committee charter that sets forth the responsibilities of the Nominating and Governance Committee, which include, among other things:

Table of Contents COGNYTE SOFTWARE LTD.
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

Table of Contents COGNYTE SOFTWARE LTD.
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

Table of Contents COGNYTE SOFTWARE LTD.
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

Table of Contents COGNYTE SOFTWARE LTD.
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

Code of Conduct and Business Ethics

Our board of directors adopted a written Code of Business Conduct and Ethics reinforcing our guiding principles to act with the highest level of integrity and ethical standards and setting forth our expectations regarding personal and corporate conduct for all of our directors, officers, employees and representatives. For more information, see “Item 16B. Code of Ethics.”

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

Table of Contents COGNYTE SOFTWARE LTD.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

6.D. EMPLOYEES

As of January 31, 2022 we employed approximately 2,000 professionals, including certain contractors, with approximately, 58%, 25%, 12% and 5% of our employees and contractors located in Israel, EMEA, Americas, and APAC, respectively.

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

Table of Contents COGNYTE SOFTWARE LTD.

	As of January 31,
	2022	2021	2020
	(full-time equivalents)
Management and G&A	294	271	256
Product Delivery	141	157	190
Research & Development	949	965	1,010
Sales & Marketing	348	332	334
Service & Support	270	296	329
Total	2,002	2,021	2,119

6.E. SHARE OWNERSHIP

For information regarding the share ownership of directors and officers, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see “Item 6.B. Director, Senior Management and Employees—Compensation—Share Option Plans.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2022 by:

•each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•each of our directors and executive officers individually; and

•all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For the purposes of the table below, we deem restricted shares units scheduled to vest within 60 days of January 31, 2022, to be outstanding and to be beneficially owned by the person holding restricted shares units for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 67,217,688 ordinary shares outstanding as of January 31, 2022.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 33 Maskit, Herzliya Pituach, 4673333, Israel.

Table of Contents COGNYTE SOFTWARE LTD.

	Shares Beneficially Owned
Name of beneficial owner	Number	%
Directors and executive officers
Dan Bodner	683,036	1.0%
Elad Sharon	124,562	0.2%
Earl Shanks	46,774	0.1%
Richard Nottenburg	11,336	*
Dafna Sharir	—	*
Zvika Naggan	8,036	*
Karmit Shilo	8,036	*
David Abadi	78,100	0.1%
Sharon Chouli	49,696	0.1%
Ziv Levi	36,399	0.1%
Rini Karlin	34,051	*
Avi Schechter	—	*
Amit Daniel	28,794	*
Miki Migdal	45,612	0.1%
All directors and executive officers as a group (14 persons)	1,154,432	1.7%
Major Shareholders
Victory Capital Management Inc. (1)	4,208,259	6.4%
Legal and General Investment Management Limited (2)	3,962,838	5.9%
Senvest Management, LLC (3)	3,656,127	5.5%

* Less than 0.1%

(1) As reported in the Schedule 13G filed with the SEC on February 2, 2022 by Victory Capital Management Inc. (“Victory Capital”), Victory Capital has sole voting and dispositive power over 4,208,259 Cognyte ordinary shares. The address of Victory Capital is 4900 Tiedeman Road, 4th Floor, Brooklyn, OH 44144.

(2) As reported in the Schedule 13G filed with the SEC on February 14, 2022 by Legal and General Investment Management Limited (“LGIM”), LGIM has sole dispositive power over 3,962,838 Cognyte ordinary shares, and shares voting power over the same number of Cognyte ordinary shares with Go UCITS ETF Solutions plc (“GUES”). The addresses of LGIM and GUES are One Coleman Street, London, EC2R 5AA and 2 Grand Canal Square, Dublin 2, Ireland, respectively.

(3) As reported in the Schedule 13G filed with the SEC on February 9, 2022 by Senvest Management, LLC (“Senvest”) and Richard Mashaal (“Mr. Mashaal), each of Mr. Mashaal and Senvest have shared voting and dispositive power over 3,656,127 Cognyte ordinary shares. The address of each of Senvest and Mr. Mashaal is 540 Madison Avenue, 32nd Floor, New York, NY 10022.

Changes in Ownership

We have experienced significant changes in the percentage ownership held by major shareholders as a result of our spin-off. Prior to our spin-off, our principal shareholders were The Vanguard Group, Inc., BlackRock, Inc. and Clal Insurance Enterprises Holdings Ltd., which held ordinary shares representing 8.7%, 7.5% and 6.6% of our outstanding ordinary shares prior to our spin off.

Table of Contents COGNYTE SOFTWARE LTD.
Registered Holders

Based on a review of the information provided to us by our transfer agent, as of January 31, 2022, there were 1,560 United States registered holders of our shares, one of which (Cede & Co., the nominee of the Depository Trust Company) held approximately 99.8% of our outstanding ordinary shares.

7.B. RELATED PARTY TRANSACTIONS

The following is a description of material transactions, or series of related material transactions, since February 1, 2021, that are required to be disclosed under Item 7.B of Form 20-F. For information relating to our policies on approval of related party transactions, since “Item 6.C. Board Practices—Approval of Related Party Transactions under Israeli Law.”

Agreements with Verint

In connection with the spin-off we entered into a Separation and Distribution Agreement (the “Separation and Distribution Agreement”) with Verint related to the separation and distribution, and we entered into several other agreements with Verint prior to completion of the spin-off to effect the separation and provide a framework for our relationship with Verint after the spin-off. These agreements govern the relationship between Verint and us following the completion of the spin-off and established the separation of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax liabilities) of Verint and its subsidiaries that constituted the Cognyte Business. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to our separation from Verint and the distribution of our shares to holders of Verint shares), these agreements include:

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

The Separation and Distribution Agreement provides for when and how such transfers, assumptions and assignments occurred, or should have occurred following the separation (to the extent that such transfers, assumptions and assignments have not already occurred prior to the parties’ entry into the Separation and Distribution Agreement). The Separation and Distribution Agreement further sets forth the basis on which individual assets and liabilities (or any part thereof), the transfer of which is

Table of Contents COGNYTE SOFTWARE LTD.
subject to a third-party consent or notification which has not been obtained or if the transfer thereof cannot for regulatory reasons occur by the date on which implementation of the separation occurs in the relevant jurisdiction, will, subject to certain exceptions, continue to be held by the relevant transferor for the use, benefit or burden of, and at the cost of, the relevant transferee.

The Distribution. The Separation and Distribution Agreement governs the rights and obligations of the parties with respect to the distribution. On the distribution date, Verint distributed to its shareholders that held Verint common stock as of the record date all of our issued and outstanding shares on a pro rata basis.

Representations and Warranties. We and Verint each provided customary representations and warranties as to our respective capacity to enter into the Separation and Distribution Agreement. Except as expressly set forth in the Separation and Distribution Agreement or any Ancillary Agreement, neither we nor Verint made any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. Except as expressly set forth in the Separation and Distribution Agreement and the Ancillary Agreements, all assets were transferred on an “as is,” “where is” basis.

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

Table of Contents COGNYTE SOFTWARE LTD.

Internal Transactions. Upon the terms and conditions set forth in the Separation and Distribution Agreement, we and Verint effected the internal transactions steps set forth in the schedules to the Separation and Distribution Agreement. The purpose of the internal transactions is to ensure that, at the time of the spin-off and thereafter, each of us and Verint holds the assets which it requires to operate, in our case, Cognyte and, in the case of Verint, the Customer Engagement Business, and retains or assumes (as applicable) liabilities, including pending and future claims, which primarily relate to such business or such assets (whether arising prior to, at or after the date of execution of the Separation and Distribution Agreement).

Tax Matters Agreement

In connection with the spin-off, we entered into a tax matters agreement (the “Tax Matters Agreement”) with Verint under which we and Verint each agreed to share the obligation to pay any taxes as shown on tax returns filed by Verint (or any member of its group), on one hand, and us (or any member of our group), on the other hand, such that we will be primarily responsible for any taxes related to, or arising in connection with Cognyte, and Verint will be responsible for any taxes related to, or arising in connection with, the Customer Engagement Business, regardless of which party prepares and files any such tax return and whether such taxes arise prior to or after the spin-off. We and Verint also agreed to share responsibility for preparing relevant tax returns, which responsibility will depend on the type of a tax return and the period for which such tax return is being filed. We and Verint agreed to indemnify each other under the Tax Matters Agreement for certain actions or inactions that cause the distribution of our stock to fail to qualify as tax-free for U.S. federal income and Israeli tax purposes. If the distribution fails to qualify as tax-free due to no fault of either Verint or us, Verint and we will jointly be responsible for any resulting tax. We and Verint agree generally to cooperate in preparing and filing tax returns and will retain and make available tax records to the other party. Contests with taxing authorities are generally controlled by whichever of us or Verint bears the potential liability for the contested tax. However, with respect to certain income tax returns of Verint group, Verint has an exclusive right to control any contest with taxing authorities regarding tax liabilities in connection with such income tax returns, even if we are allocated all or a portion of such taxes under the terms of the Tax Matters Agreement. If any tax contest relates to a failure of the spin-off to qualify as tax-free due to the fault of Verint or us, then the party at fault will control such tax contest. If neither party is at fault, Verint and we will jointly control any tax contest relating to the failure of the distribution to qualify as tax-free for U.S. federal income or Israeli tax purposes. Disputes among the parties to the Tax Matters Agreement will be referred to independent tax counsel in the event the parties are unable to resolve such disputes in a timely manner without the engagement of independent tax counsel.

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

Allocation of Employment Liabilities. The general principle for the allocation of employment-related liabilities is that (i) we assume (or retain) all such liabilities relating to our employees as well as former employees of the CES Group (as defined in the Separation and Distribution Agreement) who worked wholly or substantially in Cognyte as of the date immediately prior to the termination of their employment (“former Cognyte employees”) and (ii) Verint assumes (or retains) all such liabilities relating to all other current and former employees of the CES Group, in each case, regardless of when such liabilities arise. In addition, we assume (or retain) all liabilities set forth in offer letters extended to prospective employees ultimately hired by us (or any member of our group), and Verint assumes (or retains) all liabilities set forth in offer letters extended to prospective employees ultimately hired by the CES Group, in each case, including any promises to recommend equity grants.

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

Table of Contents COGNYTE SOFTWARE LTD.

Employee Benefit and Bonus Plans. We agreed to adopt or continue in effect our benefit plans that were in effect prior to the distribution date, including the new equity incentive plan, which was adopted prior to the spin-off. We will be responsible for all cash bonus payments to our employees, and any bonuses that our employees have elected to receive in the form of equity under Verint's stock bonus program will be settled in shares of our common stock.

Collective Bargaining Agreements. We agreed to retain or assume each collective bargaining agreement covering any of our employees and will assume all liabilities arising under such collective bargaining agreements.

Severance and Unemployment Compensation. We agreed to retain or assume all severance and unemployment compensation liabilities relating to our employees or former Cognyte employees, or reimburse Verint for any such expenses it incurs in connection with the separation.

Incentive Equity Awards. As of the date of the spin-off, outstanding Verint incentive equity awards, both inside and outside of the United States, were separated into either (1) adjusted awards over Verint common stock for those employees who remained with Verint, or (2) converted and adjusted awards over our ordinary shares for those employees who remained with us following the separation and distribution. Outstanding phantom awards tied to the value of Verint equity received the same treatment as the incentive equity awards described in the previous sentence but were settled in cash.

Transition Services Agreement

In connection with the spin-off, we entered into a transition services agreement (the “Transition Services Agreement”) with Verint under which we and Verint provided and/or made available various administrative services and assets to each other for a given period based on each individual service, with an option to extend certain services after the first year, which has not been exercised. The services provided by Verint to us included certain services related to finance, accounting, business technology, human resources information systems, human resources, facilities, document management and record retention and technical support. The services provided by us to Verint included certain services related to finance, accounting, legal, information technology, human resources and document management and record retention. In consideration for such services, we and Verint have each paid fees to the other for the services provided, in amounts intended to allow the party providing services to recover all of its direct and indirect costs incurred in providing those services, plus a standard markup. The fees charged for the year of services were fixed. Fees for services provided by third-party suppliers were on a straight pass-through basis. The personnel performing services under the Transition Services Agreement were employees and/or independent contractors of the party providing the service and were not under the direction or control of the party to whom the service were provided. Subject to certain exceptions, the liability of each party under the Transition Services Agreement for the services it provides was generally limited to the aggregate fees paid or payable to such party in connection with the provision of such services. The Transition Services Agreement also provided that the provider of a service will not be liable to the recipient of such service for any special, indirect, punitive, incidental, or consequential damage, including loss of profits, diminution in value, business interruptions, and claims of customers. The Transition Services Agreement also contained customary mutual indemnification provisions.

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

Trademark Cross License Agreement

In connection with the spin-off, we entered into a trademark cross license agreement (the “Trademark Cross License Agreement”) with Verint under which Verint and its affiliates granted to us, and we were able to sublicense to our affiliates, and we and our affiliates granted to Verint and its affiliates a non-exclusive, worldwide, non-transferable license to use certain Verint or Cognyte trademarks for which each party retains ownership in connection with the separation, solely for uses of the licensed trademarks as such marks are used in the respective business as of the date of the spin-off and/or for the purposes of transitioning Cognyte and Verint to separate businesses. All licenses granted under the Trademark Cross License Agreement have terminated at the end of the 12-month transition period, which ended on January 31, 2022.

Table of Contents COGNYTE SOFTWARE LTD.
7.C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements”.

Legal Proceedings

In March 2009, one of our former employees, Ms. Orit Deutsch, commenced legal actions in Israel against our primary Israeli subsidiary, Cognyte Technologies Israel Ltd. (“Cognyte IL”) (Case Number 4186/09) and against our former affiliate Comverse Technology, Inc. (“CTI”) (Case Number 1335/09). Also, in March 2009, a former employee of Comverse Limited (CTI’s primary Israeli subsidiary at the time), Ms. Roni Katriel, commenced similar legal actions in Israel against Comverse Limited (Case Number 3444/09). In these actions, the plaintiffs generally sought to certify class action suits against the defendants on behalf of current and former employees of Cognyte IL and Comverse Limited who had been granted stock options in Verint and/or CTI and who were allegedly damaged as a result of a suspension on option exercises during an extended filing delay period that is discussed in Verint’s and CTI’s historical public filings. On June 7, 2012, the Tel Aviv District Court, where the cases had been filed or transferred, allowed the plaintiffs to consolidate and amend their complaints against the three defendants: Cognyte IL, CTI, and Comverse Limited.

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

Following two unsuccessful rounds of mediation in mid to late 2018 and in mid-2019, the proceedings resumed. On April 16, 2020, the District Court accepted plaintiffs’ application to amend the motion to certify a class action and set deadlines for filing

Table of Contents COGNYTE SOFTWARE LTD.
amended pleadings by the parties. CTI submitted a motion to appeal the District Court’s decision to the Supreme Court, as well as a motion to stay the proceedings in the District Court pending the resolution of the appeal. On July 6, 2020, the Supreme Court granted the motion for a stay. On July 27, 2020, the plaintiffs filed their response on the merits of the motion for leave to appeal. On December 15, 2021, the Supreme Court rejected CTI’s motion to appeal and the procedure in the District Court resumed. On February 27, 2022, CTI filed its response to the amendment motion for class certification. On April 4, 2022, a pre-trial hearing was held at the District Court, and the court has scheduled dates for the continuation of the proceedings.

In January 2017, a legal action was commenced by Mr. Elad Barkan and KeySee Software Ltd. against Cognyte, Verint and Rontal Engineering Applications (2001) Ltd. (a subsidiary of Cognyte) in the Israel Central District Court alleging infringement of an Israeli patent titled “Cryptanalysis Method and System”, copyright infringement, misappropriation of trade secrets, and breach of contract. The remedies sought under such claim include compensation for damages, claim for accounts, and a permanent injunction seeking to prevent the continued alleged infringement of the patent. The defendants filed a statement of defense rejecting any and all allegations under such claim. We further filed a motion to dismiss the claim in limine. The motion to dismiss is still pending and awaiting a decision by the judge. In parallel, the parties are engaged in mediation, and in connection therewith, the Company increased its accrual to $6.2 million as of January 31, 2022 with respect to the foregoing proceeding.

We are a party to various litigation matters and claims that arise from time to time in the ordinary course of our business. While we believe that the ultimate outcome of any such current matters will not have a material adverse effect on us, their outcomes are not determinable and negative outcomes may adversely affect our financial position, liquidity, or results of operations.

In addition, under the Separation and Distribution Agreement we entered into with Verint in connection with the spin-off, the parties have agreed to certain other indemnification arrangements with respect to litigation claims and liabilities allocated in the spin-off. Our liabilities in this regard are reflected on our historical consolidated balance sheets as of January 31, 2021 and 2020.

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

9.B. PLAN OF DISTRIBUTION

Not Applicable.

9.C. MARKETS

Our ordinary shares commenced trading on Nasdaq on February 2, 2021 under the symbol “CGNT”.

9.D. SELLING SHAREHOLDERS

Not Applicable.

Table of Contents COGNYTE SOFTWARE LTD.
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

10.E. TAXATION

Material U.S. Federal Income Tax Considerations

The following summary of United States federal income tax considerations is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this Form 20-F. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the descriptions and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of our shares. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of our shares. Each prospective holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the receipt, ownership, and disposition of our shares, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this Form 20-F, and of any actual changes in applicable tax laws after such date.

The following summarizes the material U.S. federal income tax considerations relating to the ownership and disposition of our shares by U.S. Holders (as defined below). This summary applies only to U.S. Holders that hold our ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency.

This summary is based on the Code, Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code and the Treasury regulations, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Except with respect to the U.S. Tax Ruling, as discussed below under “Treatment of
Cognyte as a U.S. Corporation for U.S. Federal Income Tax Purposes,” Cognyte has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain

Table of Contents COGNYTE SOFTWARE LTD.
a contrary position regarding the tax consequences discussed below. This summary does not purport to be a complete description of the consequences of the transactions described in this Annual Report, nor does it address the application of estate, gift or non-income U.S. federal tax laws or any state, local or foreign tax laws. The tax treatment of a holder of our shares may vary depending upon that holder’s particular situation. Moreover, this summary does not address certain holders that may be subject to special rules not discussed below, such as (but not limited to):

•persons that are not U.S. Holders (as defined below);

•persons that are subject to alternative minimum taxes;

•insurance companies;

•tax-qualified retirement plans;

•tax-exempt entities;

•governmental organizations;

•banks and other financial institutions;

•real estate investment trusts, grantor trusts or regulated investment companies;

•U.S. expatriates or former citizens or long-term residents of the U.S.;

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

•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax (and their shareholders); and

•individuals who receive our shares upon the exercise of compensatory options or otherwise as compensation.

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

Table of Contents COGNYTE SOFTWARE LTD.

•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership, the activities of the partnership, and certain determinations made at the partner level. If you are a partner in a partnership or such other entity taxable as a partnership for U.S. federal income tax purposes holding our shares, you should consult your tax advisor.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COGNYTE’S SECURITIES. EACH HOLDER OF COGNYTE’S SECURITIES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF COGNYTE’S SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Treatment of Cognyte as a U.S. Corporation for U.S. Federal Income Tax Purposes

Although Cognyte is organized as an Israeli limited company, Verint obtained a U.S. Tax Ruling that Cognyte will be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code. As a result, we have been treating Cognyte as a U.S. corporation for U.S. federal income tax purposes and, therefore, we do not intend to treat Cognyte as a “passive foreign investment company,” as such rules apply only to non-U.S. corporations that are treated as such for U.S. federal income tax purposes.

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

If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in our shares, and thereafter will be treated as capital gain.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Medicare Surtax

Certain U.S. Holders who are individuals, trusts or estates are required to pay a 3.8% tax on “net investment income” including, among other things, dividends on and net capital gains from the sale or other disposition of shares of stock. U.S. Holders should consult their own advisors regarding the effect, if any, of this legislation on their ownership and disposition of our ordinary shares.

Backup Withholding and Information Reporting

United States backup withholding tax and information reporting requirements may apply to certain payments to certain U.S Holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a U.S. payor or U.S. middleman, to a U.S. Holder of our ordinary shares, other than an exempt recipient. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a U.S. payor or U.S. middleman, to a U.S. Holder, other than an exempt recipient, if such U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s United States federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

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

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SHARES.

Capital Gains

This discussion is limited to investors for whom disposition of our shares is treated as a capital gain within the meaning of Part E of the Israeli Tax Ordinance (generally, disposition of an asset held for passive investment). Further, this discussion does not purport to consider all aspects of Israeli income taxation that may be relevant to shareholders in light of their particular circumstances. Israeli capital gain tax is imposed on the sale of assets by an Israeli resident, and on the sale of such assets by a non-Israel resident if, inter-alia, those assets are either (i) located in Israel, (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights that are primarily for assets located in Israel, It should be noted, that under certain conditions, the non-Israel resident may be exempt from capital gain tax in Israel, according to the Israeli Tax Ordinance (as described below). In addition, the relevant tax treaty between Israel and the seller’s country of residence may provide tax reliefs in this regard. The Israeli Tax Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus”. Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli Consumer Price Index or, in certain circumstances, according to the change in the foreign currency exchange rate, between the date of purchase and the date of the sale of the asset.

Table of Contents COGNYTE SOFTWARE LTD.

The Real Capital Gain accrued by individuals on the sale of our shares (that were purchased after January 1, 2012, whether listed on a stock exchange or not) will be taxed at the rate which will not exceed 25%. However, if such shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, at least 10% of one or more of the Israeli resident company’s means of control) at the time of the sale or at any time during the preceding twelve (12) months period, such gain will be taxed at the rate of 30%.

The Real Capital Gain derived by corporations will be generally subject to the ordinary corporate income tax rate (23% in 2018 and thereafter).

An individual shareholder dealing in securities, or to whom such income is otherwise taxable as ordinary business income, is taxed in Israel at the marginal tax rates applicable to business income (up to 47% in 2021 - regarding excess tax please see below), unless the benefiting provisions of an applicable tax treaty apply.

Notwithstanding the foregoing, capital gain derived from the sale of our shares by a non-Israeli resident (whether an individual or a corporation) shareholder may be exempt under the Israeli Tax Ordinance from Israeli taxation provided that the following cumulative conditions are met (regarding shares that were purchased on or after January 1, 2009): (i) such capital gain was not derived from a permanent business or business activity that the non-Israeli resident maintains in Israel, (ii) the purchase of such shares was not from relative party (as it defined in the Israeli Tax Ordinance), (iii) the provisions of section E2 of the Income Tax Ordinance did not apply on the purchase of such shares (this issue has been settled within the tax ruling which was issued by the ITA with respect to the separation from Verint Group) and also the provisions of section 70 of the Real Estate Tax Law did not apply on the purchase of such shares, and (iv) the shares are not traded on the Israel Stock Exchange at the time of the sale. These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. It should be noted, that with respect to shares that were purchased before January 1, 2009, the conditions are different, and the exemption also depends on the purchase day. In addition, according to the tax ruling which was issued by the ITA with respect to the separation from Verint Group, for shareholders received their shares as a result of the separation, such an exemption is applicable only in the case that the seller would have been exempt on the sale of its shares in VSI before the separation from Verint Group was occurred.
However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (i) are controlling shareholders in such non-Israeli corporation (shareholders who hold, directly or indirectly, alone, together with another, or together with another Israeli resident, one or more of the means of control at a rate exceeding 25%) or (ii) are the beneficiaries or entitled to 25% or more of the non-Israeli corporation's revenue or profits, directly or indirectly.

In addition, the sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for an exemption). For example, the U.S.-Israel Double Tax Treaty exempts a U.S. resident holding the shares as a capital asset who is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Double Tax Treaty from Israeli capital gain tax in connection with such sale, exchange or other disposition, provided that (i) the U.S. resident owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within twelve-month period preceding such sale, exchange or other disposition, subject to certain conditions; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days in the aggregate during the taxable year; (iii) the capital gain from the sale, exchange or other disposition is not treated as industrial or commercial profit attributable to a permanent establishment that the U.S. resident maintains in Israel; (iv) the capital gains arising from such sale, exchange or other disposition is not attributed to real estate located in Israel or (v) the capital gains arising from such sale, exchange or other disposition is not attributed to royalties; and (vi) the shareholder is a U.S. resident (for purposes of the U.S.-Israel Double Tax Treaty) who is holding the shares as a capital asset. If any of the above conditions is not met, the sale, exchange or other disposition of our shares would be subject to Israeli tax, to the extent applicable.

In some instances where our shareholders may be liable for Israeli tax on the sale of their shares, the payment of the consideration may be subject to withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding tax at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign on declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as non-Israeli residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Either the purchaser or the Israeli stockbroker or financial institution through which the shares are held is obliged, subject to the above-mentioned exemptions, to withhold tax upon the sale of securities from the amount of the consideration paid upon the

Table of Contents COGNYTE SOFTWARE LTD.
sale of the securities at the rate of 25% from the real capital gain amount in respect of an individual (in case of a sale of non-index (as defined in the Israeli Tax Ordinance) linked securities - 15% from the capital gain amount), or at a rate of corporate income tax, in respect of a corporation (currently 23%), from the real capital gain amount or from the consideration amount, as applicable.

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

Dividends

A distribution of dividends from income, which is not attributed to a Beneficial Enterprise or a Preferred Enterprise, to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of the distribution or at any time during the preceding twelve-month period.

In addition, if the recipient of the dividend is an Israeli resident corporation, such dividend will be generally exempt from income tax, provided the income from which such dividend is distributed was derived or accrued within Israel and such dividend was received directly or indirectly from a corporation that is subject to corporate income tax.

Furthermore, the Israeli Tax Ordinance generally provides that a non-Israeli resident (either individual or corporation) is subject to Israeli income tax on dividends at the rate of 25% (30% if the dividend recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding twelve-month period); Those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

For example, under the U.S.-Israel Double Tax Treaty, the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident who is entitled to the U.S-Israel Double Tax Treaty benefits: (i) if the U.S. resident is a corporation which holds during the part of the paying corporation's taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends—the withholding is 12.5% of the gross amount of the dividend paid and could be 15% if the dividend is distributed from income derived during any period for which the paying corporation is entitled to the reduced tax rate applicable to an Approved Enterprise, and (ii) in all other cases, the tax rate is 25%, or the domestic rate (if such is lower). The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment that the U.S. resident maintains in Israel. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes which were withheld, subject to detailed rules contained in the U.S. tax legislation.

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

Distribution of dividends from income attributed to a Beneficial Enterprise / Preferred Enterprise / Preferred Technological Enterprise is generally subject to a lower tax rate, as detailed described in section 4.B. BUSINESS OVERVIEW - Israeli Tax Considerations and Government Programs.

Table of Contents COGNYTE SOFTWARE LTD.

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 647,640 for 2021 and NIS 663,240 for 2022), including, but not limited to income derived from dividends, interest and capital gains.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

10.F. DIVIDENDS AND PAYING AGENTS

Not Applicable.

10.G. STATEMENT BY EXPERTS

Not Applicable.

10.H. DOCUMENTS ON DISPLAY

We report under the Exchange Act as an FPI. Thus, we are exempt from certain provisions of the Exchange Act applicable to U.S. domestic public companies, which are more expansive and require more frequent filings, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act and the content of proxy statements, (ii) the rules under Section 16 of the Exchange Act subjecting officers, directors and principal shareholders to beneficial ownership reporting and short-swing profit recovery and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing full unaudited financial statements and notes thereto and other specified information, and current reports on Form 8-K, which are due upon the occurrence of specified significant events.

However, we will file with the SEC, within 120 days after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and have furnished and intend to continue furnishing to the SEC reports on Form 6-K containing unaudited quarterly financial information after the end of each fiscal quarter.

The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. In addition, copies of all information and documents pertaining to press releases, media conferences, investor updates and presentations at analyst and investor presentation conferences can be downloaded from our website at www.cognyte.com/investors/. The information contained on our website is not a part of this Form 20-F.

10.I. SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The major financing risks faced by us will be managed by our treasury function. For information about the effects of currency and interest rate fluctuations and how we manage currency and interest risk, see “Item 5. Operating and Financial Review and Prospects—5.B. Liquidity and Capital Resources.” Please also see the information set forth under “Note 13. Derivative Financial Instruments” on pages F-33 to F-34 of our consolidated financial statements and related notes included elsewhere in this Form 20-F.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. DEBT SECURITIES

Table of Contents COGNYTE SOFTWARE LTD.
Not Applicable.

12.B. WARRANTS AND RIGHTS

Not Applicable.

12.C. OTHER SECURITIES

Not Applicable.

12.D. AMERICAN DEPOSITARY SHARES

Not Applicable.

Table of Contents COGNYTE SOFTWARE LTD.
PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS

On January 13, 2021, in connection with our spin-off from Verint Systems Inc., we amended and restated our articles of association. A copy of our amended and restated memorandum and articles of association is being filed as Exhibit 1.1 to this Annual Report. See Item 10.B. “Additional Information – Memorandum and Articles of Association”. No further amendments were made to our articles of association as of January 13, 2021.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of January 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of January 31, 2022, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us, including our consolidated subsidiaries, in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404(a) of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of January 31, 2022 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of January 31, 2022.

Table of Contents COGNYTE SOFTWARE LTD.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, has audited the consolidated financial statements for the year ended January 31, 2022 included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of January 31, 2022. The report of Brightman Almagor Zohar & Co. is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A. AUDIT COMMITTEE AND FINANCIAL EXPERT

Our Board has determined that Earl Shanks, Dafna Sharir and Zvika Naggan each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Earl Shanks shall be considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

ITEM 16.B. CODE OF ETHICS

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

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or Nasdaq. Our Code of Conduct is available on our website at www.cognyte.com/investors. The information contained on our website is not incorporated by reference in this Annual Report.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
We have recorded the following fees for professional services rendered by Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, and Deloitte & Touche LLP, for the year ended January 31, 2022.

($ in thousands)
Audit Fees	$1,213
Audit-Related Fees	20
Tax Fees	19
All Other Fees	—

Total	$1,252

“Audit fees” include fees for professional services rendered for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, including consents and assistance with and review of documents filed with the SEC.

“Audit-related fees” include fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under “Audit fees”. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements, acquisitions and other accounting issues that occur from time to time.

Table of Contents COGNYTE SOFTWARE LTD.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning on actual or contemplated transactions.

“All other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives, IT risk assessment, and other matters.

In connection with the audit as of and for the year ended January 31, 2021, we paid Deloitte & Touche LLP an aggregate fee of $0.6 million under an engagement letter with Deloitte & Touche LLP signed by us and Verint.

Pre-Approval Policies and Procedures
The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

On February 1, 2021, Cognyte completed its spin-off from Verint. In connection with the spin-off, Verint had engaged Deloitte & Touche LLP to audit the consolidated financial statements of the Cognyte Business included in the Company’s Registration Statement on Form 20-F, as amended and filed with the Securities and Exchange Commission on January 14, 2021 and within this Annual Report on Form 20-F. The report of Deloitte & Touche LLP on our consolidated financial statements as of and for the fiscal years ended January 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainties, audit scope or accounting principles.

During fiscal years 2021 and 2020, there were (a) no disagreements (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused Deloitte & Touche LLP to make reference to the subject matter of the disagreements in its report on our consolidated financial statements for such fiscal years or (b) “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F).

Prior to the spin-off, Brightman Almagor Zohar & Co. served as a component auditor to Deloitte & Touche LLP in connection with the audits of the Business referred to above. Other than as conducted in the ordinary course of those audits, during the fiscal years 2021 and 2020, neither we, nor anyone on our behalf consulted with Brightman Almagor Zohar & Co. on behalf of us, regarding the application of accounting principles to a specified transaction (either completed or proposed), the type of audit opinion that might be rendered on our consolidated financial statements, or any matter that was either the subject of a disagreement (as defined in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F).

We have provided Deloitte & Touche LLP with a copy of the foregoing disclosures and requested that Deloitte & Touche LLP furnish us with a letter addressed to the SEC stating whether or not it agrees with the statements made herein, each as required by applicable SEC rules. A copy of Deloitte & Touche LLP’s letter is attached hereto as Exhibit 15.2.

Table of Contents COGNYTE SOFTWARE LTD.
ITEM 16.G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares are listed on Nasdaq. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the Nasdaq rules. Under the Nasdaq rules, listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by Nasdaq with limited exceptions. We rely on this “home country practice exemption” with respect to the quorum requirement for shareholder meetings, certain of the Nasdaq shareholder approval requirements and the distribution of annual and interim reports. As permitted under the Companies Law, pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33.33% of the issued share capital required under the Nasdaq rules. Additionally, instead of complying with the Nasdaq significant issuances of shares pursuant to a private placement or merger/acquisition, we will follow the Companies Law which imposes its own requirements for such transactions. For further information please see Exhibit 2.2 to this Annual Report. Finally, unlike Nasdaq rules, which requires listed issuers to make annual reports on Form 20-F available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute such reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition, we will make our annual report on Form 20-F containing audited financial statements available to our shareholders at our offices (in addition to a public website).
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

ITEM 16.H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

Table of Contents COGNYTE SOFTWARE LTD.
PART III

ITEM 17. FINANCIAL STATEMENTS

Consolidated Financial Statements

Please refer to pages F-1 through F-45 of this Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

We have filed the following documents as exhibits to this Form 20-F:

Exhibit Number	Description
1.1
Articles of Association of Cognyte Software Ltd. (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form 20-F filed with the SEC on January 14, 2021).

2.1
Specimen of Share Certificate for Cognyte’s Ordinary Shares (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form 20-F filed with the SEC on January 14, 2021).

2.2	Description of Securities (incorporated by reference to Exhibit 2.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on April 29, 2021).
2.3
Form of Separation and Distribution Agreement (incorporated by reference to Exhibit 2.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form 20-F filed with the SEC on January 14, 2021).

4.1	Form of Tax Matters Agreement (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registrant’s Registration Statement on Form 20-F filed with the SEC on January 14, 2021).
4.2	Form of Employee Matters Agreement incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Registrant’s Registration Statement on Form 20-F filed with the SEC on January 14, 2021).
4.3	Form of Transition Services Agreement (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Registrant’s Registration Statement on Form 20-F filed with the SEC on January 14, 2021).
4.4
Form of Intellectual Property Cross License Agreement (incorporated by reference to Exhibit 4.4 to Amendment No. 1 to the Registrant’s Registration Statement on Form 20-F filed with the SEC on January 14, 2021).

4.5	Form of Trademark Cross License Agreement (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Registrant’s Registration Statement on Form 20-F filed with the SEC on January 14, 2021).
4.6***
Form of Cognyte Software Ltd. 2021 Share Incentive Plan (incorporated by reference to Exhibit 4.6 to Amendment No. 1 to the Registrant’s Registration Statement on Form 20-F filed with the SEC on January 14, 2021).

4.7***	Form of Indemnification Agreement (incorporated by reference to Exhibit 4.7 to Amendment No. 1 to the Registrant’s Registration Statement on Form 20-F filed with the SEC on January 14, 2021).
4.8***
Form of Compensation Policy for Executive Officers and Directors (incorporated by reference to Exhibit 4.8 to Amendment No. 1 to the Registrant’s Registration Statement on Form 20-F filed with the SEC on January 14, 2021).

4.9
Credit Facility, dated December 27, 2020, among Cognyte Technologies Israel Ltd., as borrower, Cognyte Software Ltd., as guarantor, and Bank Leumi Le-Israel B.M., as lender (incorporated by reference to Exhibit 4.9 to Amendment No. 1 to the Registrant’s Registration Statement on Form 20-F filed with the SEC on January 14, 2021).

4.10
Credit Facility, dated December 27, 2020, among Cognyte Technologies Israel Ltd., as borrower or guarantor, Cognyte Software Ltd., as borrower or guarantor, and Bank Hapoalim B.M., as lender (incorporated by reference to Exhibit 4.10 to Amendment No. 1 to the Registrant’s Registration Statement on Form 20-F filed with the SEC on January 14, 2021).

Table of Contents COGNYTE SOFTWARE LTD.

8.1*	List of Subsidiaries
12.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(d) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(d) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Brightman Almagor Zohar & Co.
15.2	Letter of Deloitte & Touche LLP dated April 29, 2021 (incorporated by reference to Exhibit 15.2 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 29, 2021).
15.3*	Consent of Deloitte & Touche LLP
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document).
_________
*    Filed herewith.
**    Furnished herewith.
*** Management contract or compensatory plan, arrangement or contract.

Table of Contents COGNYTE SOFTWARE LTD.
SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COGNYTE SOFTWARE LTD.

By: /s/ Elad Sharon
Name: Elad Sharon
Title: Chief Executive Officer

By: /s/ David Abadi
Name: David Abadi
Title: Chief Financial Officer

Date: April 5, 2022

Table of Contents COGNYTE SOFTWARE LTD.

Table of Contents COGNYTE SOFTWARE LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Cognyte Software Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Cognyte Software Ltd. and subsidiaries (the "Company") as of January 31, 2022, and the related consolidated statements of operations, comprehensive loss, equity, and cash flows for the year ended January 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2022, and the results of its operations and its cash flows for the year ended January 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 5, 2022, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Over Time Accounting – Input Method — Refer to Notes 2 and 4 to the financial statements

Critical Audit Matter Description

The Company recognizes revenue for contracts that require significant customization of the software to meet the requirements of the customer over the term of the contract (“over time”) as the Company’s performance does not create an asset with an alternative use and the Company has an enforceable right to payment including a reasonable profit throughout the process. The Company uses labor hours incurred to measure progress towards completion for contracts involving significant customization and the extent of progress towards completion is measured based on the ratio of labor hours incurred to the total estimated labor hours at completion of the performance obligation. The Company’s determination of revenue recognition for contracts accounted for over time that require significant customization of the software involves estimating the total labor hours needed to complete the contracts and updating those estimates throughout the life of those contracts. This requires management to make significant estimates related to forecasts of future labor hours for contracts for which revenue is recognized over time. Changes in the estimates of total labor at completion for such contracts could have a significant impact on the timing or amount of revenue recognition during the year.

Table of Contents COGNYTE SOFTWARE LTD.
Given the judgments necessary to estimate total labor hours at completion for contracts involving significant customization for which revenue is recognized over time, auditing such estimates required extensive audit effort due to the complexity of long-term contracts and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to estimates of future labor hours and labor hours at completion included the following, among others:
•We tested the effectiveness of controls over revenue recognized over time, including those over labor hours incurred to date and estimates of future labor hours at completion.
•We selected a sample of contracts accounted for over time that required significant customization of the software and performed the following:

–Evaluated whether the contracts were properly included in management’s calculation of revenue recognized over time based on the terms and conditions of each contract.

–Evaluated the reasonableness and consistency of the methods and assumptions used by management to develop the estimates of future labor hours and labor hours at completion.

–Tested the completeness and accuracy and corroborated the labor hours incurred by agreeing to supporting documentation and time-charged records.

–Evaluated management’s ability to achieve the estimates of future labor hours and labor hours at completion by comparing the estimates to management’s work plans and performing corroborating inquiries with the Company’s project managers related to their expectation of labor hours at completion.

–Evaluated management’s ability to estimate total labor hours by comparing the estimated labor hours at contract inception to actual labor hours incurred at project completion or as of year-end.

/s/ Brightman Almagor Zohar & Co.,
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
April 5, 2022

We have served as the Company's auditor since 2021.

Table of Contents COGNYTE SOFTWARE LTD.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Cognyte Software Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Cognyte Software Ltd. and subsidiaries (the “Company”) as of January 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended January 31, 2022, of the Company and our report dated April 5, 2022 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Brightman Almagor Zohar & Co.,
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
April 5, 2022.

Table of Contents COGNYTE SOFTWARE LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Cognyte Software, Ltd.
Herzliya, Israel

Opinion on the Financial Statements

We have audited the accompanying combined balance sheet of the Cognyte Business of Verint Systems Inc. and subsidiaries (the “Company”) as of January 31, 2021, and the related combined statements of operations, comprehensive (loss) income, equity, and cash flows for each of the two years in the period ended January 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2021, and the results of their operations and their cash flows for each of the two years in the period ended January 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Emphasis of a Matter

As described in Note 1 to the combined financial statements, the accompanying combined financial statements have been derived from the separate records maintained by Verint Systems Inc. The combined financial statements also include expense allocations for certain corporate functions historically provided by Verint Systems Inc. These allocations may not be reflective of the actual expenses that would have been incurred had the Company operated as a separate entity apart from Verint Systems Inc. A summary of transactions with related parties is included in Note 3. to the combined financial statements.

/s/ DELOITTE & TOUCHE LLP

New York, New York
April 29, 2021

We began serving as the Company’s auditor in 2020. In 2021 we became the predecessor auditor.

Table of Contents COGNYTE SOFTWARE LTD.
Cognyte Software Ltd.
Consolidated Balance Sheets

	January 31
(in thousands)	2022	2021
Assets
Current assets:
Cash and cash equivalents	$152,590	$78,570
Restricted cash and cash equivalents and restricted bank time deposits	3,597	27,042
Short-term investments	10,434	4,713
Accounts receivable, net of allowance for credit losses of $2.1 million and $4.6 million, respectively	179,198	175,001
Contract assets, net	27,908	20,317
Inventories	14,366	14,542
Prepaid expenses and other current assets	31,970	30,051
Total current assets	420,063	350,236
Property and equipment, net	30,839	37,595
Operating lease right-of-use assets	25,031	32,126
Goodwill	158,233	158,183
Intangible assets, net	3,162	5,299
Deferred income taxes	1,548	3,303
Other assets	25,729	42,076
Total assets	$664,605	$628,818

Liabilities and stockholders' equity
Current liabilities:
Short term loan	$100,000	$—
Accounts payable	36,664	41,552
Accrued expenses and other current liabilities	99,774	91,692
Contract liabilities	83,158	127,012
Due to former parent	—	38,772
Total current liabilities	319,596	299,028
Long-term contract liabilities	14,520	22,037
Deferred income taxes	3,447	4,049
Operating lease liabilities	17,179	24,135
Other liabilities	10,774	9,198
Total liabilities	365,516	358,447
Commitments and Contingencies
Stockholders' equity:
Common stock - $0 par value; Authorized 300,000,000 shares. Issued and outstanding 67,217,688 and 65,773,335 at January 31, 2022 and January 31, 2021, respectively	—	—
Additional paid-in capital	316,706	—
Accumulated deficit	(14,890)	—
Former net parent investment	—	273,006
Accumulated other comprehensive loss	(16,679)	(15,505)
Total Cognyte Software Ltd. stockholders' equity	285,137	257,501
Noncontrolling interest	13,952	12,870
Total stockholders’ equity	299,089	270,371
Total liabilities and stockholders’ equity	$664,605	$628,818

See notes to consolidated financial statements.

Table of Contents COGNYTE SOFTWARE LTD.
Cognyte Software Ltd.
Consolidated Statements of Operations

	Year Ended January 31,
(in thousands except share and per share data)	2022	2021	2020
Revenue:
Software	$209,988	$187,236	$201,487
Software service	201,563	190,013	171,866
Professional service and other	62,491	66,209	83,756
Total revenue	474,042	443,458	457,109
Cost of revenue:
Software	28,955	35,647	36,071
Software service	46,413	44,893	45,012
Professional service and other	56,349	51,186	80,517
Amortization of acquired technology	682	943	2,405
Total cost of revenue	132,399	132,669	164,005
Gross profit	341,643	310,789	293,104
Operating expenses:
Research and development, net	143,360	128,705	111,297
Selling, general and administrative	185,867	162,590	153,901
Amortization of other acquired intangible assets	1,455	1,218	593
Total operating expenses	330,682	292,513	265,791
Operating income	10,961	18,276	27,313
Other (expense) income, net:
Interest income	177	1,347	3,509
Interest expense	(196)	(185)	(481)
Other (expenses) income, net	(2,681)	5,286	(404)
Total other (expense) income, net	(2,700)	6,448	2,624
Income before provision for income taxes	8,261	24,724	29,937
Provision for income taxes	18,517	4,414	2,567
Net (loss) income	(10,256)	20,310	27,370
Net income attributable to noncontrolling interest	4,634	6,107	7,179
Net (loss) income attributable to Cognyte Software Ltd.	$(14,890)	$14,203	$20,191

Net (loss) income per share attributable to Cognyte Software Ltd.:
Basic	$(0.22)	$0.22	$0.31
Diluted	$(0.22)	$0.22	$0.31

Weighted-average shares outstanding:
Basic	66,570	65,773	65,773
Diluted	66,570	65,773	65,773

See notes to consolidated financial statements.

Table of Contents COGNYTE SOFTWARE LTD.
Cognyte Software Ltd.
Consolidated Statements of Comprehensive (Loss) Income

	Year Ended January 31,
(in thousands)	2022	2021	2020
Net (loss) income	$(10,256)	$20,310	$27,370
Other comprehensive loss, net of reclassification adjustments:
Foreign currency translation adjustments	(219)	(1,233)	(1,876)
Net (decrease) increase from foreign exchange contracts designated as hedges	(1,253)	(19)	1,561
Benefit (provision) for income taxes on net (decrease) increase from foreign exchange contracts designated as hedges	84	(18)	(156)
Other comprehensive loss	(1,388)	(1,270)	(471)
Comprehensive (loss) income	(11,644)	19,040	26,899
Comprehensive income attributable to noncontrolling interest	4,420	6,419	7,169
Comprehensive (loss) income attributable to Cognyte Software Ltd.	$(16,064)	$12,621	$19,730

See notes to consolidated financial statements.

Cognyte Software Ltd.
Consolidated Statements of Equity

						Accumulated Other Comprehensive Loss	Total Cognyte Software Ltd. Equity		Total Equity
(in thousands)	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Former Net Parent Investment			Non-controlling Interest
Balances as of February 1, 2019	—	—	—	—	481,069	(13,462)	467,607	7,711	475,318
Net income	—	—	—	—	20,191	—	20,191	7,179	27,370
Other comprehensive loss	—	—	—	—	—	(461)	(461)	(10)	(471)
Dividends to noncontrolling interest	—	—	—	—	—	—	—	(4,253)	(4,253)
Net transfers to parent	—	—	—	—	(42,793)	—	(42,793)	—	(42,793)
Balances as of January 31, 2020	—	—	—	—	458,467	(13,923)	444,544	10,627	455,171
Cumulative effect of adoption of ASU No. 2016-13	—	—	—	—	(446)	—	(446)	—	(446)
Adjusted balances as of January 31, 2020	—	—	—	—	458,021	(13,923)	444,098	10,627	454,725
Net income	—	—	—	—	14,203	—	14,203	6,107	20,310
Other comprehensive (loss) income	—	—	—	—	—	(1,582)	(1,582)	312	(1,270)
Dividends to noncontrolling interest	—	—	—	—	—	—	—	(4,176)	(4,176)
Cash dividends declared payable to parent	—	—	—	—	(35,000)	—	(35,000)	—	(35,000)
Net transfers to parent	—	—	—	—	(164,218)	—	(164,218)	—	(164,218)
Balances as of January 31, 2021	$—	$—	$—	$—	$273,006	$(15,505)	$257,501	$12,870	$270,371
Spin-off from Verint	—	—	—	—	9,558	—	9,558	—	9,558
Net (loss) income	—	—	—	(14,890)	—	—	(14,890)	4,634	(10,256)
Other comprehensive income (loss)	—	—	—	—	—	(1,174)	(1,174)	(214)	(1,388)
Reclassification of former net parent investment	—	282,564	—	—	(282,564)	—	—	—	—
Share-based compensation activity	—	34,142	181	—	—	—	34,323	—	34,323
Repurchase of shares	—	—	(181)	—	—	—	(181)	—	(181)
Dividends to noncontrolling interest	—	—	—	—	—	—	—	(3,338)	(3,338)
Balances as of January 31, 2022	$—	$316,706	$—	$(14,890)	$—	$(16,679)	$285,137	$13,952	$299,089

See notes to consolidated financial statements.

Cognyte Software Ltd.
Consolidated Statements of Cash Flows

	Year Ended January 31,
(in thousands)	2022	2021	2020
Cash flows from operating activities:
Net (loss) income	$(10,256)	$20,310	$27,370
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	21,278	22,519	17,325
Allowance for credit losses	432	1,850	1,355
Stock-based compensation, excluding cash-settled awards	32,865	27,423	31,028
Provision (benefit) from deferred income taxes	5,860	(2,195)	5,603
Non-cash (losses) gains on derivative financial instruments, net	(133)	95	(395)
Change in fair value of contingent consideration for business combinations	(134)	(3,665)	(5,392)
Other non-cash items, net	766	(2,964)	1,747
Changes in operating assets and liabilities:
Accounts receivable	(5,718)	1,496	(24,140)
Contract assets	(7,115)	8,442	17,658
Inventories	(363)	(1,142)	(392)
Prepaid expenses and other assets	8,465	5,119	7,032
Accounts payable and accrued expenses	4,885	8,668	1,307
Contract liabilities	(51,314)	(16,770)	9,321
Other liabilities	1,761	210	(20,847)
Other, net	1,351	1,915	(1,394)
Net cash provided by operating activities	2,630	71,311	67,186

Cash flows from investing activities:
Cash paid for business combinations, including adjustments, net of cash acquired	—	—	(18,693)
Purchases of property and equipment	(11,759)	(14,199)	(13,691)
Purchases of short-term investments	(58,973)	(48,585)	(29,099)
Maturities and sales of short-term investments	52,978	51,174	53,527
Settlements of derivative financial instruments not designated as hedges	(138)	213	212
Cash paid for capitalized software development costs	(6,033)	(5,132)	(7,638)
Change in restricted bank time deposits, including long-term portion	5,561	31,084	(14,159)
Other investing activities	513	1,863	—
Net cash (used in) provided by investing activities	(17,851)	16,418	(29,541)

Cash flows from financing activities:
Net transfers to former parent	—	(189,047)	(72,057)
Withdrawal from credit facility - presented as short term loan	100,000	—	—
Dividend paid to former parent	(35,000)	—	—
Repayments of parent borrowings	—	(7,025)	(6,000)
Dividends paid to noncontrolling interest	(3,338)	(4,176)	(4,253)
Payments of contingent consideration for business combinations (financing portion)	(2,738)	(4,877)	(3,419)
Other financing activities	(181)	(492)	(244)
Net cash provided by (used in) financing activities	58,743	(205,617)	(85,973)
Foreign currency effects on cash, cash equivalents, restricted cash, and restricted cash equivalents	41	(864)	(985)
Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	43,563	(118,752)	(49,313)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	114,657	233,409	282,722
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$158,220	$114,657	$233,409

Reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents at end of period:
Cash and cash equivalents	$152,590	$78,570	$201,090
Restricted cash and cash equivalents included in restricted cash and cash equivalents and restricted bank time deposits	3,486	25,904	24,513
Restricted cash and cash equivalents included in other assets	2,144	10,183	7,806
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$158,220	$114,657	$233,409

See notes to consolidated financial statements.

Cognyte Software Ltd.
Notes to Consolidated Financial Statements

1.ORGANIZATION, OPERATIONS AND BASIS OF PRESENTATION

Description of Business

Cognyte Software Ltd. (the “Company”, “Cognyte”, “we”, “us” and “our”) is a global leader in investigative analytics software that empowers governments and enterprises with Actionable Intelligence for a Safer World™. Our open software is designed to help governments and enterprises accelerate and improve the effectiveness of investigations. Over 1,000 government and enterprise customers rely on Cognyte’s solutions to accelerate and conduct investigations and derive insights, with which they identify, neutralize, and tackle threats to national security, personal safety, business continuity and various forms of criminal activity. Our government customers consist of national, regional, and local government agencies in more than 100 countries around the world. Our enterprise customers consist of commercial customers and physical security customers.

Basis of Presentation

On February 1, 2021, the spin-off of Cognyte from Verint Systems Inc. (“Verint”) was completed.

Prior to the spin-off, the Company had not published stand-alone financial statements. As a result, the Company's comparative combined financial statements as of January 31, 2021 and for the years ended January 31, 2021 and 2020 were derived (carved-out) from the consolidated financial statements and accounting records of Verint and have been prepared in conformity with generally accepted accounting principles in the United States (“GAAP”). The preparation of the combined financial statements required management to make certain estimates and assumptions, either at the balance sheet date or during the year that affects the reported amounts of assets and liabilities as well as expenses. These combined financial statements include the assets and liabilities of the Verint subsidiaries that are attributable to the Company’s business and exclude the assets and liabilities of the Verint subsidiaries that are not attributable to the Company’s business. During the years ended January 31, 2021 and 2020, the Company functioned as part of the larger group of companies controlled by Verint. Accordingly, Verint performed certain corporate overhead functions for the Company. Therefore, certain corporate costs, including compensation costs for corporate employees supporting the Company, have been allocated from Verint. These allocated costs are for corporate functions including, but not limited to, senior management, legal, human resources, finance and accounting, treasury, information technology, internal audit and other shared services, which were not historically provided at the Company level. Where possible, these costs were specifically identified to the Company, with the remainder primarily allocated on the basis of revenue as a relevant measure. The combined financial statements do not necessarily include all the expenses that would have been incurred or held by the Company had it been a separate, stand-alone company, and we expect to incur additional expenses as a separate, stand-alone publicly-traded company. It is not practicable to estimate actual costs that would have been incurred had the Company been a separate stand-alone company during the years ended January 31, 2021 and 2020. Allocations for management costs and corporate support services provided to the Company totaled $97.3 million and $81.8 million for the years ended January 31, 2021 and 2020, respectively. The Company and Verint considered the allocations to be a reasonable reflection of the benefits received by the Company. See also Note 3, “Related Party Transactions with Verint” for further discussion.

Unless noted otherwise, references to the consolidated financial statements and discussion in the notes to the consolidated financial statements also pertains to the combined, carve-out basis financial statements as of January 31, 2021 and for the years ended January 31, 2021 and 2020.

The accompanying consolidated and combined financial statements include a joint venture in which we hold a 50% equity interest. The joint venture is a variable interest entity (“VIE”) in which we are the primary beneficiary as we have the power to direct the activities that are most significant to the VIE. The joint venture’s activities primarily include promoting transactions with end customers as well as negotiating their commercial terms, providing local technical support and interfacing with customers. The noncontrolling interest in the less than wholly owned subsidiary is reflected within equity in our consolidated balance sheets, but separately from our equity.

Equity investments in companies in which we have less than a 20% ownership interest and cannot exercise significant influence, and which do not have readily determinable fair values, are accounted for at cost, adjusted for changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer, less any impairment.

COVID-19 Pandemic

The COVID-19 pandemic has reached all of the regions in which we do business, and governmental authorities around the world have implemented numerous measures attempting to contain and mitigate the effects of the pandemic, including travel bans and restrictions, border closings, quarantines, shelter-in-place orders, shutdowns, limitations or closures of non-essential businesses, and social distancing requirements. Companies around the world, including us, our customers, partners, and vendors, have implemented actions in response, including among others, office closings, site restrictions, and employee travel restrictions. Notwithstanding the loosening of these restrictions in certain countries in certain periods since the onset of the pandemic, the global spread of COVID-19 and actions taken in response have negatively affected us, our customers, partners, and vendors and caused significant economic and business disruption. We continue to monitor and assess the impact of the COVID-19 pandemic, including recommendations and orders issued by government and public health authorities in countries where we operate.

We have seen an improvement in the business environment in 2021 after an initial downturn in early 2020; however, in 2021, our revenue was negatively impacted by delays and reduced spending attributed to the impact of the COVID-19 pandemic on our customers’ operational priorities and as a result of cost containment measures they have implemented. Due to the pandemic, we saw a reduction or delay in certain large customer contracts, particularly on-premises arrangements, and we have generally been unable to conduct face-to-face meetings with existing or prospective customers and partners, present in-person demonstrations of our solutions, or host or attend in-person trade shows and conferences. Limitations on access to the facilities of our customers have also impacted our ability to deliver some of our products, complete certain implementations, and provide in-person consulting and training services, negatively impacting our ability to recognize revenue. Furthermore, many of our customers are government agencies, and their budgets may have been and may continue to be stretched thin due to the efforts taken to combat the pandemic. If some of our government customers experience budget shortfalls, they may decide to forgo using our services. Our ability to predict how the pandemic will impact our results in future periods is limited, including the extent to which customers may delay or miss payments, customers may defer, reduce, or refrain from placing orders or renewing subscriptions or support arrangements, or to which travel restrictions and site access restrictions may remain necessary, particularly if the pandemic fails to abate for an extended period of time or worsens.

Additionally, as a result of COVID-19’s impact on the global supply, we have experienced delays in supplier deliveries (including with respect to electronic components and other products on which the Company relies), extended lead times, and increased cost of freight, purchased materials and manufacturing labor costs. These disruptions, which are expected to continue into 2022, have delayed and are expected to continue to delay the timing of some customer orders and expected deliveries of our products. If the impacts of the supply chain disruptions are more severe than we expect, it could result in even longer lead times and further increased costs, all of which could materially adversely affect our business, financial condition and results of operations. In addition, governments may reduce their budgets or defer purchase decisions until supply chain disruptions subside.

In light of the adverse impact of COVID-19 on global economic conditions and our revenue, along with the uncertainty associated with the extent and timing of a potential recovery, in 2020, we implemented certain cost-reduction actions of varying durations. Such actions included, but were not limited to, reducing our discretionary spending, decreasing capital expenditures, reconsidering the optimal uses of our cash and other capital resources, and reducing workforce-related costs. Based on the improved business environment and our financial performance during 2021, we have in many cases resumed investments and other spending; however, these actions may need to be reassessed depending on how the facts and circumstances surrounding the pandemic evolve and we continue to evaluate and may decide to implement further cost control strategies to help us mitigate the impact of the pandemic, if required. Any such actions may have an adverse impact on us, particularly if they remain in place for an extended period.

War in Europe

On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. The length and impact of the ongoing military conflict is highly unpredictable, and has led to and could continue creating market disruptions, including significant volatility in commodity prices, credit and capital markets, restrictions on international trade as well as supply chain interruptions.

Russian military actions and the resulting sanctions could also adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets in the longer term, potentially making it more difficult for us to obtain additional funds.

We are continuing to monitor the situation in Ukraine and assessing its potential impact on our business. While we do not trade with any Russian or Belarusian governmental agencies or with any of the entities which are subject to sanctions, any of the above-mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are currently impossible to predict, but could be substantial.

Additionally, disruptive impacts of the conflict on other countries in Eastern Europe, including Bulgaria and Romania, where we have operations and facilities, could be prolonged, which may require us to reevaluate our operations there and/or otherwise harm our business. In addition, in response to the armed conflicts, governments may allocate budgets to military or other immediate needs, on account of our solutions.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions, which may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to revenue recognition over time, fair value of goodwill, realizability of deferred tax assets and tax uncertainties.

In light of the currently unknown extent and duration of the COVID-19 pandemic, we face a greater degree of uncertainty than normal in making the judgments and estimates needed to apply to certain of our significant accounting policies. We assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to us and the unknown future impacts of COVID-19 as of January 31, 2022 and through the date of this report. These estimates may change, as new events occur and additional information is obtained. Actual results could differ materially from these estimates under different assumptions or conditions.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments having an original maturity of three months or less.

Restricted Cash and Cash Equivalents, and Restricted Bank Time Deposits

Restricted cash and cash equivalents, and restricted bank time deposits are mainly pledged as collateral for performance guarantees.

Investments

Our investments generally consist of bank time deposits with remaining maturities in excess of 90 days at the time of purchase. We held no marketable debt securities at January 31, 2022 and 2021. Investments with maturities in excess of one year are included in other assets.

Accounts Receivable, net

Trade accounts receivable are comprised of invoiced amounts due from customers for which we have an unconditional right to collect and are not interest-bearing. Credit is extended to customers based on an evaluation of their financial condition and other factors. We generally do not require collateral or other security to support accounts receivable.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, bank time deposits, short-term investments, accounts receivable, and contract assets. We invest our cash in bank accounts and bank time deposits. By policy, we seek to limit credit exposure on investments through diversification and by restricting our investments to highly rated securities.

We grant credit terms to our customers in the ordinary course of business. Concentrations of credit risk with respect to accounts receivable and contract assets are generally limited due to the large number of customers comprising our customer base and their dispersion across different industries and geographic areas. We have both direct and indirect contracts with two governments outside the United States, that combined accounted for $80.1 million and $72.6 million of our aggregated accounts receivable and contract assets, at January 31, 2022 and 2021, respectively. We believe our contracts with these governments present insignificant credit risk.

Allowance for Credit Losses

We adopted Accounting Standard Update (“ASU”) No. 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments on February 1, 2020. ASU No. 2016-13 requires us to make judgments as to our ability to collect outstanding receivables and provide allowances for a portion of receivables over the lifetime of the receivables. Our allowance for credit losses is estimated based on an analysis of the aging of our accounts receivable and contract assets, historical write-offs, customer payment patterns, individual customer creditworthiness, current economic trends, reasonable and supportable forecasts of future economic conditions, and/or establishment of specific reserves for customers in adverse financial condition. We write-off an account receivable and charge it against its recorded allowance at the point when it is considered uncollectible. We assess the adequacy of the allowance for credit losses on a quarterly basis.

The following table summarizes the activity in our credit losses for the years ended January 31, 2022, 2021, and 2020:

	Year Ended January 31,
(in thousands)	2022	2021	2020
Allowance for credit losses, beginning of year	$4,559	$4,085	$2,911
Cumulative effect of adoption of ASU No. 2016-13	—	435	—
Provisions charged to expense	342	1,840	1,355
Amounts written off	(2,791)	(1,922)	(152)
Other, including fluctuations in foreign exchange rates	—	121	(29)
Allowance for credit losses, end of year	$2,110	$4,559	$4,085

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

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method based over the estimated useful lives of the assets. The vast majority of equipment, furniture and other is depreciated over periods ranging from three to five years. Software is typically depreciated over a period of four years. Buildings are typically depreciated over twenty-five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term. Finance leased assets are amortized over the related lease term.

The cost of maintenance and repairs of property and equipment is charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation or amortization thereon are removed from the consolidated balance sheet and any resulting gain or loss is recognized in the consolidated statement of operations.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the enterprise’s chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. We evaluated segment reporting in accordance with Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting. We concluded that we operate in a single operating segment and a single reportable segment based on the operating results available and evaluated regularly by the CODM to make decisions about resource allocation and performance assessment. The CODM makes operational performance assessments and resource allocation decisions on a consolidated basis, inclusive of all of the Company’s products.

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

Acquired identifiable intangible assets include identifiable acquired technologies, customer relationships, trade names, distribution networks, and non-competition agreements. We amortize the cost of finite-lived identifiable intangible assets over their estimated useful lives, which are periods of 7 years or less. Amortization is based on the pattern in which the economic benefits of the intangible asset are expected to be realized, which typically is on a straight-line basis. The fair values assigned to identifiable intangible assets acquired in business combinations are determined primarily by using the income approach, which discounts expected future cash flows attributable to these assets to present value using estimates and assumptions determined by management. The acquired identifiable finite-lived intangible assets are being amortized primarily on a straight-line basis, which we believe approximates the pattern in which the assets are utilized, over their estimated useful lives.

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

Fair Values of Financial Instruments

Our recorded amounts of cash and cash equivalents, restricted cash and cash equivalents, and restricted bank time deposits, accounts receivable, contract assets, contract liabilities, short term loan, investments, and accounts payable approximate fair value, due to the short-term nature of these instruments. We measure certain financial assets and liabilities at fair value based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.

Derivative Financial Instruments

The Company accounts for derivatives and hedging based on ASC 815, Derivatives and Hedging, which requires recognizing all derivatives on the balance sheet at fair value. If the derivatives meet the definition of a cash flow hedge and are so designated, depending on the nature of the hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period, or periods, during which the hedged transaction affects earnings. The ineffective portion of a derivative’s change in fair value, if any, is recognized in earnings, as well as gains and losses from a derivative’s change in fair value that are not designated as hedges.

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

To protect against the increase in value of expected foreign currency cash flows resulting mainly from salaries and related benefits paid in NIS during the year, the Company hedges portions of its anticipated payroll denominated in NIS for a period of one to twelve months with forward contracts (the “Hedging Contracts”). Accordingly, when the USD strengthens against the NIS, the decline in present value of future NIS currency expenses is offset by losses in the fair value of the Hedging Contracts. Conversely, when the USD weakens against the NIS, the increase in the present value of future NIS expenses is offset by gains in the fair value of the Hedging Contracts. These Hedging Contracts are designated as cash flow hedges.

We also periodically utilize foreign currency forward contracts to manage exposures resulting from expected customer collections to be remitted in currencies other than the applicable functional currency, and exposures from cash, cash equivalents and short-term investments denominated in currencies other than the applicable functional currency.

The counterparties to our derivative financial instruments consist of two major financial institutions. We regularly monitor the financial strength of these institutions. While the counterparties to these contracts expose us to credit-related losses in the event of a counterparty’s non-performance, the risk would be limited to the unrealized gains on such affected contracts. We do not anticipate any such losses.

Revenue Recognition

We account for revenue in accordance with ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which was adopted on February 1, 2018, using the modified retrospective transition method. For further discussion of our accounting policies related to revenue, see Note 4, “Revenue Recognition”.

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

Internal-Use Software

We capitalize costs associated with software that is acquired, internally developed or modified solely to meet our internal needs. Capitalization begins when the preliminary project stage has been completed and management with the relevant authority authorizes and commits to the funding of the project. These capitalized costs include external direct costs utilized in developing or obtaining the applications and expenses for employees who are directly associated with the development of the applications. Capitalization of such costs continues until the project is substantially complete and is ready for its intended purpose. Capitalized costs of computer software developed for internal use are generally amortized over estimated useful lives of four to five years on a straight-line basis, which best represents the pattern of the software’s use.

We capitalize integration and testing costs incurred from implementing cloud computing hosting arrangements that are service contracts at the application development stage. Capitalized costs are amortized on a straight-line basis over the term of each arrangement.

Income Taxes

Prior to the spin-off, the Company’s operations were included in the consolidated U.S. federal and certain state, local and foreign income tax returns filed by Verint. For the purposes of periods prior to the spin-off, the Company’s income tax provision was calculated using the separate return basis, as if the Company filed separate tax returns. Since the spin-off, certain changes in the tax balances are primarily attributable to tax carryforwards and other basis differences that existed on a separate return basis for the historical periods. Changes between the historical periods presented on a separate return basis were settled through the former net parent investment immediately prior to the spin-off.

We account for income taxes under the asset and liability method which includes the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our consolidated financial statements. Under this approach, deferred taxes are recorded for the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus deferred taxes. Deferred taxes result from differences between the financial statement and tax bases of our assets and liabilities, and are adjusted for changes in tax rates and tax laws when changes are enacted. The effects of future changes in income tax laws or rates are not anticipated.

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

Transactions denominated in currencies other than a functional currency are converted to the functional currency on the transaction date, and any resulting assets or liabilities are further remeasured at each reporting date and at settlement. Gains and losses recognized upon such remeasurements are included within other income (expense), net in the consolidated statements of operations. We recorded net foreign currency losses of $3.1 million, net foreign currency gains of $1.7 million and net foreign currency losses of $0.7 million for the years ended January 31, 2022, 2021, and 2020, respectively.

For consolidated reporting purposes, in those instances where a subsidiary has a functional currency other than the U.S. dollar, revenue and expenses are translated into U.S. dollars using average exchange rates for the reporting period, while assets and liabilities are translated into U.S. dollars using period-end rates. The effects of foreign currency translation adjustments are included in stockholders’ equity as a component of accumulated other comprehensive income or loss in the accompanying consolidated balance sheets.

Stock-Based Compensation

Certain Company employees participate in a stock-based compensation plan sponsored by Cognyte. Awards granted under the plan are based on Cognyte’s common shares and, as such, are included in Additional Paid in Capital. The Company accounts for share-based compensation under ASC 718, Compensation - Stock Compensation, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations. The Company estimates forfeitures to be estimated at the time of grant, and revised if necessary in subsequent periods, if actual forfeitures differ from those estimates.

The Company recognizes compensation expenses for the value of its awards, which vest in tranches based on service conditions, using the straight-line method, over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures. For performance-based share units, the Company recognizes compensation expenses for the value of such awards, if and when the Company concludes that it is probable that a performance condition will be achieved based on the accelerated attribution method over the requisite service period. The Company reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts compensation cost based on its probability assessment.

Leases

We determine if an arrangement is a lease at inception. Operating lease assets are presented as operating lease right-of-use (“ROU”) assets, and corresponding operating lease liabilities are presented within accrued expenses and other current liabilities (current portions), and as operating lease liabilities (long-term portions), on our consolidated balance sheets.

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

We have lease agreements with lease and non-lease components, which we account for as a single lease component. Some of our leases contain variable lease payments, which are expensed as incurred unless those payments are based on an index or rate. Variable lease payments based on an index or rate are initially measured using the index or rate in effect at lease commencement and included in the measurement of the lease liability; thereafter, changes to lease payments due to rate or index updates are recorded as rent expense in the period incurred. We have elected not to recognize ROU assets and lease liabilities for short-term leases that have a term of twelve months or less. The effect of short-term leases on our ROU assets and lease liabilities was not material. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. In addition, we do not have any related party leases.

Legal Contingencies

From time to time, the Company becomes involved in legal proceedings or is subject to claims arising in its ordinary course of business. Such matters are generally subject to many uncertainties and outcomes that are not predictable with certainty. The Company accrues for contingencies when the loss is probable, and it can reasonably estimate the amount of any such loss. Loss contingencies considered to be remote by the Company are generally not disclosed unless material. The respective legal fees are expensed as incurred.

Business Combinations

The Company accounts for business combinations in accordance with ASC 805, Business Combinations. ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over the purchase price is allocated to goodwill and any subsequent changes in estimated contingencies are recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in changes in acquired income tax positions are recognized in earnings.

Acquisition related costs are expensed to the consolidated statements of operations in the periods incurred.

Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This guidance provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The guidance applies only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. This guidance is effective for all entities as of March 12, 2020 through December 31, 2022. The adoption of this guidance does not have a material impact on the Company’s consolidated financial results of operations, financial position or cash flows.

New Accounting Pronouncements Not Yet Effective

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, ASU No. 2020-06 removes from GAAP the liability and equity separation model for convertible instruments with a cash conversion feature, and as a result, after adoption, entities will no longer separately present in equity an embedded conversion feature for such debt. ASU No. 2020-06 also eliminates the treasury stock method to calculate diluted earnings per share and requires the if-converted method. This new standard will be effective in fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. We are currently reviewing this standard but do not expect that it will have a material impact on our consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which affects general principles within Topic 740, Income Taxes and is meant to simplify and reduce the cost of accounting for income taxes. This standard is effective for annual reporting periods beginning after December 15, 2021, and interim reporting periods within annual reporting periods beginning after December 15, 2022. We do not expect that this standard will have a material impact on our consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10 Government Assistance (Topic 832), which requires annual disclosures that increase the transparency of transactions involving government grants, including (1) the types of transactions, (2) the accounting for those transactions, and (3) the effect of those transactions on an entity’s financial statements. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2021. We do not expect that this standard will have a material impact on our consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08 Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. The guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted, including in interim periods, for any financial statements that have not yet been issued. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.

3. RELATED PARTY TRANSACTIONS WITH VERINT

In connection with the spin-off we entered into a Separation and Distribution Agreement with Verint related to the separation and distribution. In addition, we entered into several other agreements with Verint prior to completion of the spin-off to effect the separation and provide a framework for our relationship with Verint after the spin-off, including a Tax Matters Agreement, an Employee Matters Agreement, a limited duration Transition Services Agreement, an Intellectual Property Cross License Agreement, and a Trademark Cross License Agreement.

In the year ended January 31, 2022, we incurred net expenses of $4.8 million in relation to these agreements with Verint.

The combined financial statements of the comparative figures as of January 31, 2021 and for the years ended January 31, 2021 and 2020 were prepared on a carve-out basis and derived from the consolidated financial statements and accounting records of Verint.

Verint provided certain services, such as but not limited to, senior management, legal, human resources, finance and accounting, treasury, information technology, internal audit and other shared services, on behalf of the Company. Where possible, these costs were specifically identified to the Company, with the remainder primarily allocated on the basis of revenue as a relevant measure. The Company and Verint both consider the allocations to be a reasonable reflection of the benefits received by the Company. During the years ended January 31, 2021, and 2020, the Company was allocated $97.3 million and $81.8 million, respectively, of corporate expenses incurred by Verint and such amounts are included in the consolidated statements of operations of the comparative figures of the years ended January 31, 2021, and 2020. As certain expenses reflected in the consolidated financial statements for these years include allocations of corporate expenses from Verint, these statements could differ from those that would have been prepared had the Company operated on a stand-alone basis.

The components of the costs of services allocated to the Company for the years ended January 31, 2021 and 2020 are as follows:

	Year Ended January 31,
(in thousands)	2021	2020
Software - cost of revenue	$1,981	$1,871
Software service - cost of revenue	1,548	1,639
Professional service and other - cost of revenue	2,743	4,654
Research and development, net	21,783	19,139
Selling, general and administrative	69,210	54,452
Total allocated corporate expenses	$97,265	$81,755

All significant internal transactions between the Company and Verint have been included in these consolidated financial statements and are considered to have been effectively settled or are expected to be settled for cash. The Company had related party payables, current of $3.8 million which is presented in due to former parent within the consolidated balance sheets as of January 31, 2021. The total net effect of the settlement of these internal transactions is reflected in the consolidated statements of cash flows as a financing activity and in the consolidated balance sheets as former net parent investment.

On January 29, 2021, Cognyte Technologies Israel Ltd.’s board of directors declared a cash dividend (the “Dividend”) in the aggregate amount of $35.0 million payable to Verint, which was its sole holder of record of ordinary shares as of the January 29, 2021 record date for the Dividend. The Dividend was paid on April 13, 2021, following the board of director’s receipt and review of financial statements that met all the conditions set forth in Section 302(b) of the Companies Law and that satisfied the solvency test and profit test under the Companies Law required for distribution of the Dividend. The dividends payable to Verint of $35.0 million is presented in due to former parent within the consolidated balance sheets as of January 31, 2021.

Certain legal entities of the Company had interest-bearing notes under contractual agreements to Verint. The purpose of these notes was to provide funds for certain working capital or other capital and operating requirements of the business. Net interest expense on these notes with Verint is recorded in interest expense in the consolidated statements of operations and was $0.2 million and $0.4 million for the years ended January 31, 2021, and 2020, respectively. These notes had fixed and variable interest rates of 2.1% fixed rate and 2.5% plus three-month average LIBOR variable rate, with maturities of the earliest of five years, or on demand, and four years, respectively.

4. REVENUE RECOGNITION

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

3) Determine the transaction price
The transaction price is determined based on the consideration to which we will be entitled in exchange for transferring goods or services to the customer. We assess the timing of transfer of goods and services to the customer as compared to the timing of payments to determine whether a significant financing component exists. As a practical expedient, we do not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less, which is the case in the majority of our customer contracts. The primary purpose of our invoicing terms is not to receive or provide financing from or to customers. Certain contracts may require an advance payment to encourage customer commitment to the project and protect us from early termination of the contract. To the extent the transaction price includes variable consideration, we estimate the amount of variable consideration that should be included in the transaction price, utilizing either the expected value method or the most likely amount method depending on the nature of the variable consideration. Variable consideration is included in the transaction price, if we assessed that a significant future reversal of cumulative revenue under the contract will not occur. Typically, our contracts do not provide our customers with any right of return or refund, and we do not constrain the contract price as it is probable that there will not be a significant revenue reversal due to a return or refund.

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

Nature of Goods and Services

We derive and report our revenue in three categories: (a) software revenue, including the sale of subscription (i.e., term-based) or perpetual licenses, and appliances that include software that is essential to the product’s functionality, (b) software service revenue, including support revenue and revenue from cloud-based software-as-a-service subscriptions (“SaaS”), and (c) professional service and other revenue, including revenue from installation and integration services, customer specific development work, resale of third-party hardware, and consulting and training services.

Software revenue licenses either provide our customers a perpetual right to use our software or the right to use our software for only a fixed term, in most cases between a one- and three-year time frame. Generally, our contracts do not provide significant services of integration and customization and installation services are not required to be purchased directly from us. For the majority of our software licenses, we have concluded that the licenses are distinct as our customers can benefit from the software on its own. Software revenue is typically recognized when the software is delivered or made available for download to the customer. Our subscription software licenses are not distinct from our support services as the utility of the software to the customer will significantly degrade during the license term. Subscription license revenue is recognized over the term of the subscription period beginning when the software is delivered to the customer. We rarely sell our software licenses on a stand-alone basis and as a result SSP is not directly observable and must be estimated. We apply the adjusted market assessment approach, considering both market conditions and entity specific factors such as assessment of historical data of bundled sales of software licenses with other promised goods and services in order to maximize the use of observable inputs. Software SSP is established based on an appropriate discount from our established list price, taking into consideration whether there is certain stratification of the population with different pricing practices.

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

Certain contracts require us to significantly customize our software and these contracts are generally recognized over time as we perform because our performance does not create an asset with an alternative use and we have an enforceable right to payment plus a reasonable profit for performance completed to date. Revenue is recognized over time based on the extent of progress towards completion of the performance obligation. We use labor hours incurred to measure progress for these contracts because it best depicts the transfer of the asset to the customer. Under the labor hours incurred measure of progress, the extent of progress towards completion is measured based on the ratio of labor hours incurred to date to the total estimated labor hours at completion of the distinct performance obligation. Due to the nature of the work performed in these arrangements, the estimation of total labor hours at completion is complex, subject to many variables and requires significant judgment. If circumstances arise that change the original estimates of revenues, costs, or extent of progress toward completion, revisions to the estimates are made. These revisions may result in increases or decreases in estimated revenues or costs, and such revisions are reflected in revenue on a cumulative catch-up basis in the period in which the circumstances that gave rise to the revision become known. We use an appropriate discount from our established list price, taking into consideration whether there is certain stratification of the population with different pricing practices, to estimate the SSP of our significantly customized solutions.

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

	Year Ended January 31,
(in thousands)	2022	2021	2020
Revenue by recurrence:
Recurring revenue	$230,969	$223,405	$192,578
Nonrecurring revenue	243,073	220,053	264,531
Total revenue	$474,042	$443,458	$457,109

Contract Balances

The following table provides information about accounts receivable, contract assets, and contract liabilities from contracts with customers:

	January 31,
(in thousands)	2022	2021
Accounts receivable, net	$179,198	$175,001
Contract assets, net	$27,908	$20,317
Long-term contract assets, net (included in other assets)	$—	$1,219
Contract liabilities	$83,158	$127,012
Long-term contract liabilities	$14,520	$22,037

We receive payments from customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract assets are rights to consideration in exchange for goods or services that we have transferred to a customer when that right is conditional on something other than the passage of time. The majority of our contract assets represent unbilled amounts related to arrangements where our right to consideration is subject to the contractually agreed upon billing schedule. We expect billing and collection of our contract assets to occur within the next twelve months and had no asset impairment related to contract assets in the period. During the years ended January 31, 2022 and 2021, we transferred $13.0 million and $19.0 million, respectively, to accounts receivable from contract assets recognized at the beginning of each period, as a result of the right to the transaction consideration becoming unconditional. We recognized $19.1 million and $11.4 million of contract assets during the years ended January 31, 2022 and 2021, respectively. There are two customers that accounted for a combined $80.1 million and $72.6 million of our aggregated accounts receivable and contract assets at January 31, 2022 and 2021, respectively. These amounts result from both direct and indirect contracts with governments outside of the U.S. which we believe present insignificant credit risk.

Contract liabilities represent consideration received or consideration which is unconditionally due from customers prior to transferring goods or services to the customer under the terms of the contract. Revenue recognized during the years ended January 31, 2022 and 2021 from amounts included in contract liabilities at the beginning of each period was $107.2 million and $129.6 million, respectively.

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

The following table provides information about our RPO:

	January 31,
(in thousands)	2022	2021
RPO:
Expected to be recognized within 1 year	$300,212	$353,166
Expected to be recognized in more than 1 year	211,346	198,572
Total RPO	$511,558	$551,738

Costs to Obtain and Fulfill Contracts

We capitalize commissions paid to internal sales personnel and agent commissions that are incremental to obtaining customer contracts. We have determined that these commissions are in fact incremental and would not have occurred absent the customer contract. Our sales and agent commissions paid on annual renewals of support are commensurate with the commission paid on the initial contract. Capitalized sales and agent commissions are amortized over the period the goods or services are transferred to the customer to which the assets relate.

Total capitalized costs to obtain contracts were $8.3 million as of January 31, 2022, of which $6.4 million is included in prepaid expenses and other current assets and $1.9 million is included in other assets on our consolidated balance sheet. Total capitalized costs to obtain contracts were $9.8 million as of January 31, 2021, of which $5.3 million is included in prepaid expenses and other current assets and $4.5 million is included in other assets on our consolidated balance sheet. During the years ended January 31, 2022, 2021, and 2020, we expensed $24.4 million, $23.8 million, and $28.2 million, respectively, of sales and agent commissions, which are included in selling, general and administrative expenses.

We capitalize costs incurred to fulfill our contracts when the costs relate directly to the contract and are expected to generate resources that will be used to satisfy the performance obligation under the contract and are expected to be recovered through revenue generated under the contract. Costs to fulfill contracts are expensed to cost of revenue as we satisfy the related performance obligations. Total capitalized costs to fulfill contracts were $3.6 million as of January 31, 2022, of which $3.1 million is included in prepaid expenses and other current assets and $0.5 million is included in other assets on our consolidated balance sheet. Total capitalized costs to fulfill contracts were $6.5 million as of January 31, 2021, of which $4.5 million is included in prepaid expenses and other current assets and $2.0 million is included in other assets on our consolidated balance sheet. Deferred cost of revenue is classified in its entirety as current or long-term based on whether the related revenue will be recognized within twelve months of the origination date of the arrangement. The amounts capitalized primarily relate to prepaid third-party cloud costs. During the years ended January 31, 2022, 2021, and 2020, we amortized $7.8 million, $13.5 million, and $11.8 million, respectively, of contract fulfillment costs.

5. SHORT TERM LOAN

We entered into two revolving credit facilities effective upon the completion of the spin-off which are valid for three years until January 31, 2024 and which provide for a total of up to $100.0 million in borrowings. During December, 2021 we withdrew $100.0 million from the credit facilities which appears in our consolidated balance sheet as a short term loan. The entire outstanding $100.0 million balance of the credit facilities will have matured by the end of the first quarter of the financial year ending January 31, 2023. Interest rates on both facilities are based on LIBOR, plus a margin of 1.55% - 1.65%. The interest expense incurred on the amount withdrawn was $0.2 million for the year ended January 31, 2022. In addition, we are required to pay a commitment fee with respect to unused availability under the credit facilities at a rate of 0.4% per annum. The commitment fee incurred with respect to unused availability under the credit facilities was $0.4 million for the year ended January 31, 2022.

Our obligations under the credit facilities are guaranteed by certain customary affirmative and restrictive covenants for credit facilities of this type. The credit facilities also contain the following financial covenants which are measured at the end of each quarter:

1.The consolidated equity shall not decrease below $200 million or below 30% of Cognyte’s total consolidated assets.
2.The ratio of Cognyte’s annual consolidated Funded Debt to EBITDA shall not exceed 3.5.
3.Cognyte shall maintain, on consolidated basis, an amount of unrestricted cash and cash equivalents (including short term investments) of at least $25 million.

The limitations imposed by the covenants are subject to certain exceptions.

The credit facility agreements provide for default events with corresponding grace periods that are customary for credit facilities of this nature. Upon a default event, all of our obligations owed under the credit facilities may be declared immediately due and payable, and the lenders’ commitments to provide loans under the credit facility agreements may be terminated.

As at January 31, 2022 we met all the financial covenants.

6. BUSINESS COMBINATIONS

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

Revenue and net income attributable to WebintPro included in our consolidated statement of operations for the year ended January 31, 2020 was immaterial.

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

Other Business Combination Information

The acquisition date fair values of contingent consideration obligations associated with business combinations are estimated based on probability adjusted present values of the consideration expected to be transferred using significant inputs that are not observable in the market. Key assumptions used in these estimates include probability assessments with respect to the likelihood of achieving the performance targets and discount rates consistent with the level of risk of achievement. At each reporting date, we revalue the contingent consideration obligations to their fair values and record increases and decreases in fair value within selling, general and administrative expenses in our consolidated statements of operations. Changes in the fair value of the contingent consideration obligations result from changes in discount periods and rates, and changes in probability assumptions with respect to the likelihood of achieving the performance targets.

For the years ended January 31, 2022, 2021, and 2020, we recorded benefits of $0.2 million, $3.7 million, and $5.4 million, respectively, within selling, general and administrative expenses for changes in the fair values of contingent consideration obligations associated with business combinations. All remaining contingent consideration obligations associated with business combinations were fully paid during the financial year ended January 31, 2022. The remaining contingent consideration obligations associated with business combinations was $2.9 million at January 31, 2021, all of which was recorded within accrued expenses and other current liabilities.

Payments of contingent consideration earned under these agreements were $2.7 million, $4.9 million, and $3.4 million for the years ended January 31, 2022, 2021, and 2020, respectively.

7. INTANGIBLE ASSETS AND GOODWILL

Acquisition-related intangible assets consisted of the following as of January 31, 2022 and 2021:

	January 31, 2022
(in thousands)	Cost	Accumulated Amortization	Net
Intangible assets with finite lives:
Acquired technology	$64,150	$(62,909)	$1,241
Customer relationships	4,166	(2,913)	1,253
Trade names	1,158	(876)	282
Distribution network	2,000	(2,000)	—
Non-competition agreements	1,307	(921)	386
Total intangible assets	$72,781	$(69,619)	$3,162

	January 31, 2021
(in thousands)	Cost	Accumulated Amortization	Net
Intangible assets with finite lives:
Acquired technology	$74,272	$(72,349)	$1,923
Customer relationships	4,837	(2,759)	2,078
Trade names	1,151	(676)	475
Distribution network	2,000	(2,000)	—
Non-competition agreements	1,307	(484)	823
Total intangible assets	$83,567	$(78,268)	$5,299

Total amortization expense recorded for acquisition-related intangible assets was $2.1 million, $2.2 million and $3.0 million for the years ended January 31, 2022, 2021, and 2020, respectively. The reported amount of net acquisition-related intangible assets can fluctuate from the impact of changes in foreign currency exchange rates on intangible assets not denominated in U.S. dollars.

Estimated future amortization expense on finite-lived acquisition-related intangible assets is as follows:

(in thousands)
Years Ending January 31,	Amount
2023	$1,622
2024	$702
2025	$628
2026	$127
2027	$83
Total	$3,162

No impairments of acquired intangible assets were recorded during the years ended January 31, 2022. We recorded $0.3 million of impairments for certain acquired technology assets, which is included within software cost of revenue and professional service and other cost of revenue of $0.2 million and $0.1 million, respectively, for the year ended January 31, 2021. No impairments of acquired intangible assets were recorded during the year ended January 31, 2020.

Goodwill activity for the years ended January 31, 2022 and 2021 was as follows:

(in thousands)	Amount
Year Ended January 31, 2021:
Goodwill, gross, at February 1, 2020	$168,965
Accumulated impairment losses through February 1, 2020	(10,822)
Goodwill, net, at February 1, 2020	158,143
Adjustments to prior period acquisition	300
Foreign currency translation	(260)
Goodwill, net, at January 31, 2021	$158,183

Year Ended January 31, 2022:
Goodwill, gross, at January 31, 2021	$169,005
Accumulated impairment losses through January 31, 2021	(10,822)
Goodwill, net, at January 31, 2021	158,183
Foreign currency translation	50
Goodwill, net, at January 31, 2022	$158,233

Balance at January 31, 2022:
Goodwill, gross, at January 31, 2022	$169,055
Accumulated impairment losses through January 31, 2022	(10,822)
Goodwill, net, at January 31, 2022	$158,233

No goodwill impairment was identified for the years ended January 31, 2022, 2021 and 2020.

8.SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENT INFORMATION

Consolidated Balance Sheets

Inventories consisted of the following as of January 31, 2022 and 2021:

	January 31,
(in thousands)	2022	2021
Raw materials	$9,753	$7,521
Work-in-process	2,953	5,160
Finished goods	1,660	1,861
Total inventories	$14,366	$14,542

Property and equipment, net consisted of the following as of January 31, 2022 and 2021:

	January 31,
(in thousands)	2022	2021
Land and buildings	$2,854	$2,854
Leasehold improvements	14,032	13,530
Software	26,281	37,204
Equipment, furniture and other	54,880	65,206
Total cost	98,047	118,794
Less: accumulated depreciation and amortization	(67,208)	(81,199)
Total property and equipment, net	$30,839	$37,595

The amounts in the table above as of January 31, 2021 have been revised to decrease previously presented equipment, furniture and other, and increase previously presented software by $14.4 million, respectively. This reclassification did not affect total property and equipment, net on our consolidated balance sheet as of January 31, 2021.

Depreciation expense on property and equipment was $15.5 million, $16.9 million and $11.8 million in the years ended January 31, 2022, 2021, and 2020, respectively.

Prepaid expenses and other current assets consisted of the following as of January 31, 2022 and 2021:

	January 31,
(in thousands)	2022	2021
Prepaid expenses	$22,653	$22,037
Deferred cost of revenue	3,096	4,570
Income tax receivables	5,464	1,379
Other	757	2,065
Total prepaid expenses and other current assets	$31,970	$30,051

Other assets consisted of the following as of January 31, 2022 and 2021:

	January 31,
(in thousands)	2022	2021
Long-term restricted cash and time deposits	$2,488	$15,061
Capitalized software development costs, net	13,920	11,315
Deferred commissions	1,897	4,459
Long-term deferred cost of revenue	525	1,959
Long-term security deposits	716	1,393
Long-term contract assets, net	—	1,219
Other	6,183	6,670
Total other assets	$25,729	$42,076

Accrued expenses and other current liabilities consisted of the following as of January 31, 2022 and 2021:

	January 31,
(in thousands)	2022	2021
Compensation and benefits	$51,527	$44,801
Distributor and agent commissions	14,877	12,422
Operating lease obligations - current portion	7,409	7,085
Income taxes	6,585	4,275
Contingent consideration - current portion	—	2,923
Taxes other than income taxes	2,962	2,559
Fair value of derivatives - current portion	801	678
Other	15,613	16,949
Total accrued expenses and other current liabilities	$99,774	$91,692

Other liabilities consisted of the following as of January 31, 2022 and 2021:

	January 31,
(in thousands)	2022	2021
Unrecognized tax benefits, including interest and penalties	$8,604	$6,940
Obligations for severance compensation	2,145	2,054
Other	25	204
Total other liabilities	$10,774	$9,198

Consolidated Statements of Operations

Other income (expense), net consisted of the following for the years ended January 31, 2022, 2021, and 2020:

	Year Ended January 31,
(in thousands)	2022	2021	2020
Gains on investments, net	$729	$3,769	$—
Foreign currency (losses) gains, net	(3,140)	1,682	(728)
Gains (Losses) on derivative financial instruments, net	133	(95)	395
Other expense, net	(403)	(70)	(71)
Total other (expense) income, net	$(2,681)	$5,286	$(404)

Consolidated Statements of Cash Flows

The following table provides supplemental information regarding our consolidated cash flows for the years ended January 31, 2022, 2021, and 2020:

	Year Ended January 31,
(in thousands)	2022	2021	2020
Cash paid for interest	$470	$38	$23
Cash (refunds) payments of income taxes, net	$8,232	$1,260	$9,622
Non-cash investing and financing transactions:
Accrued cash dividends payable to parent	$—	$35,000	$—
Accrued but unpaid purchases of property and equipment	$1,166	$2,636	$3,399
Inventory transfers to property and equipment	$537	$894	$825
Liabilities for contingent consideration in business combinations	$—	$—	$7,023
Finance leases of property and equipment	$—	$—	$3,117
Leasehold improvements funded by lease incentives	$—	$—	$250

9. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss includes items such as foreign currency translation adjustments and unrealized gains and losses on derivative financial instruments designated as hedges. Accumulated other comprehensive loss is presented as a separate line item in the equity section of our consolidated balance sheets. Accumulated other comprehensive loss items have no impact on our net income as presented in our consolidated statements of operations.

The following table summarizes changes in the components of our accumulated other comprehensive loss for the years ended January 31, 2022, 2021, and 2020:

(in thousands)	Unrealized Gains (Losses) on Derivative Financial Instruments Designated as Hedges	Foreign Currency Translation Adjustments	Total
Accumulated other comprehensive loss at February 1, 2019	(809)	(12,653)	(13,462)
Other comprehensive income (loss) before reclassifications	1,755	(1,866)	(111)
Amounts reclassified out of accumulated other comprehensive loss	350	—	350
Net other comprehensive income (loss)	1,405	(1,866)	(461)
Accumulated other comprehensive income (loss) at January 31, 2020	596	(14,519)	(13,923)
Other comprehensive income (loss) before reclassifications	1,599	(1,545)	54
Amounts reclassified out of accumulated other comprehensive income (loss)	1,636	—	1,636
Net other comprehensive (loss) income	(37)	(1,545)	(1,582)
Accumulated other comprehensive income (loss) at January 31, 2021	$559	$(16,064)	$(15,505)
Other comprehensive income (loss) before reclassifications	1,229	(5)	1,224
Amounts reclassified out of accumulated other comprehensive income	2,398	—	2,398
Net other comprehensive (loss) income	(1,169)	(5)	(1,174)
Accumulated other comprehensive loss at January 31, 2022	$(610)	$(16,069)	$(16,679)

All amounts presented in the table above are net of income taxes, if applicable. The accumulated net income in foreign currency translation adjustments primarily reflect the weakening of the U.S. dollar against the Brazilian real, which has resulted in higher U.S. dollar-translated balances of Brazilian real.

The amounts reclassified out of accumulated other comprehensive loss into the consolidated statements of operations, with presentation location, for the years ended January 31, 2022, 2021, and 2020, were as follows:

	Year Ended January 31,			Financial Statement Location
(in thousands)	2022	2021	2020
Unrealized gains (losses) on derivative financial instruments:
Foreign currency forward contracts	$6	$39	$54	Cost of software revenue
	40	117	(42)	Cost of software service revenue
	225	92	61	Cost of professional service and other revenue
	1,190	960	208	Research and development, net
	853	674	108	Selling, general and administrative
	2,314	1,882	389	Total, before income taxes
	84	(246)	(39)	(Provision) benefit for income taxes
	$2,398	$1,636	$350	Total, net of income taxes

10. RESEARCH AND DEVELOPMENT, NET

Our gross research and development expenses for the years ended January 31, 2022, 2021, and 2020, were $143.7 million, $129.2 million and $112.7 million, respectively. Reimbursements from the IIA and other government grant programs amounted to $0.3 million, $0.5 million and $1.4 million, for the years ended January 31, 2022, 2021, and 2020, respectively, which were recorded as reductions of gross research and development expenses.

We capitalize certain costs incurred to develop our commercial software products, and we then recognize those costs within cost of software revenue as the products are available for sale. Activity for our capitalized software development costs for the years ended January 31, 2022, 2021, and 2020, was as follows:

	Year Ended January 31,
(in thousands)	2022	2021	2020
Capitalized software development costs, net, beginning of year	$11,315	$11,679	$6,076
Software development costs capitalized during the year	6,033	5,132	7,638
Amortization of capitalized software development costs	(3,291)	(3,072)	(2,023)
Write-offs of capitalized software development costs	(142)	(2,244)	—
Foreign currency translation and other	5	(180)	(12)
Capitalized software development costs, net, end of year	$13,920	$11,315	$11,679

During the years ended January 31, 2022 and 2021 we recorded an impairment charge of 0.1 million and 2.2 million, respectively, in software cost of revenue, reflecting the write-off of previously capitalized software development costs that were deemed non-recoverable based on our expectations of future market conditions. There were no material impairments of such capitalized costs during the year ended January 31, 2020.

11. INCOME TAXES

The components of income (loss) before provision for income taxes for the years ended January 31, 2022, 2021, and 2020 were as follows:

	Year Ended January 31,
(in thousands)	2022	2021	2020
U.S.	$(9,596)	$(8,665)	$(10,116)
Non-U.S.	17,857	33,389	40,053
Total income before provision for income taxes	$8,261	$24,724	$29,937

The provision for income taxes for the years ended January 31, 2022, 2021, and 2020 consisted of the following:

	Year Ended January 31,
(in thousands)	2022	2021	2020
Current provision (benefit) for income taxes:
U.S. Federal	$—	$(1,434)	$(884)
U.S. State	(11)	(44)	(164)
Non-U.S.	12,668	8,087	(1,988)
Total current provision (benefit) for income taxes	12,657	6,609	(3,036)
Deferred provision (benefit) for income taxes:
U.S. Federal	(1,143)	(910)	372
U.S. State	53	(200)	89
Non-U.S.	6,950	(1,085)	5,142
Total deferred provision (benefit) for income taxes	5,860	(2,195)	5,603
Total provision for income taxes	$18,517	$4,414	$2,567

Although Cognyte is organized as an Israeli limited company, Verint obtained a U.S. Tax Ruling that Cognyte will be treated as a United States corporation for U.S. federal income tax purposes. The reconciliation of the U.S. federal statutory rate to our effective tax rate on income before provision for income taxes for the years ended January 31, 2022, 2021, and 2020 was as follows:

	Year Ended January 31,
(dollars in thousands)	2022	2021	2020
U.S. federal statutory income tax rate	21.0%	21.0%	21.0%

Income tax provision at the U.S. federal statutory rate	$1,735	$5,192	$6,287
U.S. State income tax (benefit) provision	40	(226)	(45)
Non-U.S. tax rate differential	2,892	(2,836)	6,720
Tax incentives	(2,671)	(139)	(1,292)
Valuation allowances	12,731	31	(898)
Non-deductible expenses/non-taxable income	255	(261)	1,677
Tax contingencies	2,056	1,184	(13,254)
Stock based and other compensation	898	101	70
U.S. tax effects of non-U.S. operations	540	1,001	3,268
Other, net	41	367	34
Total provision for income taxes	$18,517	$4,414	$2,567
Effective income tax rate	224.1%	17.9%	8.6%
Our operations in Israel have been granted “Approved Enterprise” (“AE”) status by the Investment Center of the Israeli Ministry of Industry, Trade and Labor, and “Beneficial Enterprise” (“BA”) (after the 2005 Amendment) which makes us eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959 (the “Investment Law”). Under the terms of the programs, income attributable to an “AE” or “BA” is exempt from income tax for a period of two years and is subject to a reduced income tax rate for the subsequent five to eight years, depending on the geographic location of the enterprise in Israel (generally 10% - 25%, depending on the percentage of non-Israeli investment in the company). Pursuant to Amendment 73 to the Investment Law adopted in 2017, a company located in the center of Israel which meets the conditions for Preferred Technological Enterprise (“PTE”), is subject to a 12% tax rate on the eligible income. Income not eligible for PTE benefits is taxed at the regular corporate income tax rate of 23%. We have examined the impact of Amendment 73 and the degree to which we will qualify as a PTE and have elected to adopt it to the extent we will generate taxable income as of January 31, 2021 onwards in which case we will enjoy reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”. In addition, certain operations in Cyprus qualify for favorable tax treatment under the Cypriot Intellectual Property Regime (“IP Regime”). This legislation exempts 80% of income and gains derived from patents, copyrights, and trademarks from taxation. These tax incentives decreased our effective tax rate by 32.3%, 0.6% and 4.3% for the years ended January 31, 2022, 2021, and 2020, respectively.

Deferred tax assets and liabilities consisted of the following at January 31, 2022 and 2021:

	January 31,
(in thousands)	2022	2021
Deferred tax assets:
Loss carryforwards	$11,506	$7,321
Accrued compensation	8,774	1,884
Accrued expenses	240	390
Operating lease liabilities	352	362
Exchange rate differences	343	344
Other, net	241	235
Total deferred tax assets	21,456	10,536
Deferred tax liabilities:
Deferred cost of revenue	(3,279)	(3,831)
Goodwill and other intangible assets	(928)	(874)
Depreciation of property and equipment	(217)	(550)
Operating lease right-of-use assets	(355)	(295)
Total deferred tax liabilities	(4,779)	(5,550)
Valuation allowance	(18,576)	(5,732)
Net deferred tax liabilities	$(1,899)	$(746)

Recorded as:
Deferred tax assets	$1,548	$3,303
Deferred tax liabilities	(3,447)	(4,049)
Net deferred tax liabilities	$(1,899)	$(746)

For the purposes of periods prior to the spin-off, the Company’s income tax provision was calculated using the separate return basis, as if the Company filed separate tax returns. Since the spin-off, certain changes in the deferred tax balances, particularly related to stock-based compensation items included in accrued compensation, are primarily attributable to basis differences that existed on a separate return basis for the historical periods. Changes between the historical periods presented on a separate return basis were settled through the former net parent investment immediately prior to the spin-off.

We had NOL carryforwards of approximately $89.3 million as at January 31, 2022, of which $5.8 million related to U.S. carryforwards and $83.5 million related to non-U.S. carryforwards.

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

As required by the authoritative guidance on accounting for income taxes, we evaluate the realizability of deferred tax assets on a jurisdictional basis at each reporting date. Accounting for income taxes guidance requires that a valuation allowance be established when it is more likely than not that all or a portion of the deferred tax assets will not be realized. Management assesses positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit the use of the existing deferred tax assets. In circumstances where there is sufficient negative evidence indicating that the deferred tax assets are not more likely than not realizable, we establish a valuation allowance.

A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended January 31, 2022 for our major operations in Israel. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. On the basis of this evaluation, as of January 31, 2022, a valuation allowance of $12.7 million has been recorded against the deferred tax assets that we do not believe are more likely than not to be realized in the foreseeable future. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income are increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth. We have recorded valuation allowances in the amount of $18.6 million and $5.7 million at January 31, 2022 and 2021, respectively.

Activity in the recorded valuation allowance consisted of the following for the years ended January 31, 2022 and 2021:

	Year Ended January 31,
(in thousands)	2022	2021
Valuation allowance, beginning of year	$(5,732)	$(5,701)
Income tax (provision) benefit	(12,731)	(31)
Spin-off from Verint	(113)	—
Valuation allowance, end of year	$(18,576)	$(5,732)

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

For the years ended January 31, 2022, 2021, and 2020 the aggregate changes in the balance of gross unrecognized tax benefits were as follows:

	Year Ended January 31,
(in thousands)	2022	2021	2020
Gross unrecognized tax benefits, beginning of year	$9,872	$8,742	$24,755
Increases related to tax positions taken during the current year	1,828	2,919	1,889
Increases as a result of business combinations	—	—	286
Increases related to tax positions taken during prior years	—	18	—
Increases (decreases) related to foreign currency exchange rates	256	272	1,073
Reductions for spin-off from Verint	(1,439)	—	—
Reductions for tax positions of prior years	—	(537)	(13,623)
Reductions for settlements with tax authorities	—	—	(4,133)
Lapses of statutes of limitations	—	(1,542)	(1,505)
Gross unrecognized tax benefits, end of year	$10,517	$9,872	$8,742

As of January 31, 2022, we had $10.5 million of unrecognized tax benefits, all of which, if recognized, would impact the effective income tax rate in future periods. We recorded $0.4 million, $(0.1) million and $1.8 million of net tax (expense) benefit for interest and penalties related to uncertain tax positions in our provision for income taxes for the years ended January 31, 2022, 2021, and 2020, respectively. Accrued liabilities for interest and penalties were $0.9 million and $1.0 million at January 31, 2022 and 2021, respectively. Interest and penalties (expense and/or benefit) are recorded as a component of the provision for income taxes in the consolidated financial statements.

Our income tax returns are subject to ongoing tax examinations in several jurisdictions in which we operate. In Israel, we are no longer subject to income tax examination for years prior to January 31, 2018. In the U.S., our federal returns are no longer subject to income tax examination for years prior to January 31, 2019.

We regularly assess the adequacy of our provisions for income tax contingencies. As a result, we may adjust the reserves for unrecognized tax benefits for the impact of new facts and developments, such as changes to interpretations of relevant tax law, assessments from taxing authorities, settlements with taxing authorities, and lapses of statutes of expiration. We believe that it is reasonably possible that the total amount of unrecognized tax benefits at January 31, 2022 could decrease by approximately $1.4 million in the next twelve months as a result of settlement of certain tax audits or lapses of statutes of limitation. Such decreases may involve the payment of additional taxes, the adjustment of certain deferred taxes including the need for additional valuation allowances and the recognition of tax benefits.

12. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Our assets and liabilities measured at fair value on a recurring basis consisted of the following as of January 31, 2022 and 2021:

	January 31, 2022
	Fair Value Hierarchy Category
(in thousands)	Level 1	Level 2	Level 3
Assets:
Foreign currency forward contracts	$—	$140	$—
Total assets	$—	$140	$—
Liabilities:
Foreign currency forward contracts	$—	$801	$—
Total liabilities	$—	$801	$—

	January 31, 2021
	Fair Value Hierarchy Category
(in thousands)	Level 1	Level 2	Level 3
Assets:
Foreign currency forward contracts	$—	$998	$—
Total assets	$—	$998	$—
Liabilities:
Foreign currency forward contracts	$—	$678	$—
Contingent consideration - business combinations	—	—	2,923
Total liabilities	$—	$678	$2,923

The following table presents the changes in the estimated fair values of our liabilities for contingent consideration measured using significant unobservable inputs (Level 3) for the years ended January 31, 2022 and 2021:

	Year Ended January 31,
(in thousands)	2022	2021
Fair value measurement, beginning of year	$2,923	$11,509
Changes in fair values, recorded in operating expenses	(185)	(3,665)
Payments of contingent consideration	(2,738)	(4,921)
Fair value measurement at end of year	$—	$2,923

Our estimated liability for contingent consideration represents potential payments of additional consideration for business combinations, payable if certain defined performance goals are achieved. Changes in fair value of contingent consideration are recorded in the consolidated statements of operations within selling, general and administrative expenses.

There were no transfers between levels of the fair value measurement hierarchy during the years ended January 31, 2022 and 2021.

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

Contingent Consideration Asset or Liability—Business Combinations - The fair value of the contingent consideration related to business combinations is estimated using a probability-adjusted discounted cash flow model. These fair value measurements are based on significant inputs not observable in the market. The key internally developed assumptions used in these models are discount rates and the probabilities assigned to the milestones to be achieved. We remeasure the fair value of the contingent consideration at each reporting period, and any changes in fair value resulting from either the passage of time or events occurring after the acquisition date, such as changes in discount rates, or in the expectations of achieving the performance targets, are recorded within selling, general, and administrative expenses. Increases or decreases in discount rates would have inverse impacts on the related fair value measurements, while favorable or unfavorable changes in expectations of achieving performance targets would result in corresponding increases or decreases in the related fair value measurements. We utilized a discount rate of 0.4% in our calculations of the estimated fair values of our contingent consideration liabilities as of January 31, 2021. All of our outstanding contingent consideration liabilities were fully settled during the year ended January 31, 2022.

Other Financial Instruments
The carrying amounts of accounts receivable, short-term investments, contract assets, accounts payable, and accrued liabilities and other current liabilities approximate fair value due to their short maturities.

Assets and Liabilities Not Measured at Fair Value on a Recurring Basis

In addition to assets and liabilities that are measured at fair value on a recurring basis, we also measure certain assets and liabilities at fair value on a nonrecurring basis. Our non-financial assets, including goodwill, intangible assets, operating lease ROU assets, and property, plant and equipment, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset’s fair value. These assets are recorded at fair value only when an impairment charge is recognized. Further details regarding our regular impairment reviews appear in Note 2, “Summary of Significant Accounting Policies”.

The carrying amount of our noncontrolling investments in privately-held companies without readily determinable fair values was $5.2 million and $4.7 million, of which $4.4 million and $4.0 million was remeasured to fair value based on an observable transaction during the years ended January 31, 2022 and 2021, respectively. These investments are included within other assets on the consolidated balance sheets. An unrealized gain of $0.7 million and $3.2 million, which adjusted the carrying value of a noncontrolling investment, and a realized gain of $0.1 million and $0.6 million upon the receipt of proceeds related to the partial sale of the same equity investment were recorded in other income (expense), net on the consolidated statements of operations for the years ended January 31, 2022 and 2021, respectively. We did not recognize any impairments or other adjustments during the years ended January 31, 2022 and 2021.

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

We held outstanding foreign currency forward contracts with notional amounts of $96.2 million and $54.8 million as of January 31, 2022 and 2021, respectively.

Fair Values of Derivative Financial Instruments

The fair values of our derivative financial instruments and their classifications in our consolidated balance sheets as of January 31, 2022 and 2021 were as follows:

		January 31,
(in thousands)	Balance Sheet Classification	2022	2021
Derivative assets:
Foreign currency forward contracts:
Designated as cash flow hedges	Prepaid expenses and other current assets	$125	$998
Not designated as hedging instruments	Prepaid expenses and other current assets	15	—
Total derivative assets		$140	$998

Derivative liabilities:
Foreign currency forward contracts:
Designated as cash flow hedges	Accrued expenses and other current liabilities	$736	$355
Not designated as hedging instruments	Accrued expenses and other current liabilities	65	323
Total derivative liabilities		$801	$678

Derivative Financial Instruments in Cash Flow Hedging Relationships

The effects of derivative financial instruments designated as cash flow hedges on accumulated other comprehensive loss (“AOCL”) and on the consolidated statement of operations for the years ended January 31, 2022, 2021, and 2020, were as follows:

	Year Ended January 31,
(in thousands)	2022	2021	2020
Net gains recognized in AOCL:
Foreign currency forward contracts	$1,169	$1,863	$1,950

Net gains reclassified from AOCL to the consolidated statements of operations:
Foreign currency forward contracts	$2,314	$1,882	$389

For information regarding the line item locations of the net losses on derivative financial instruments reclassified out of AOCL into the consolidated statements of operations, see Note 9, “Accumulated Other Comprehensive Loss.”

Effective with our February 1, 2018 adoption of ASU No. 2017-12, ineffectiveness of cash flow hedges is no longer recognized. All of the foreign currency forward contracts underlying the $0.6 million of net unrealized gains recorded in our accumulated other comprehensive loss at January 31, 2022 mature within twelve months, and therefore we expect all such gains to be reclassified into earnings within the next twelve months.

Derivative Financial Instruments Not Designated as Hedging Instruments

Losses (gains) recognized on derivative financial instruments not designated as hedging instruments in our consolidated statements of operations for the years ended January 31, 2022, 2021, and 2020, were as follows:

	Classification in Consolidated Statements of Operations	Year Ended January 31,
(in thousands)		2022	2021	2020
Foreign currency forward contracts	Other income (expense), net	$134	$(95)	$395

14. STOCK-BASED COMPENSATION AND OTHER BENEFIT PLANS

Stock-Based Compensation Expense

We recognized stock-based compensation expense in the following line items on the consolidated statements of operations for the years ended January 31, 2022, 2021, and 2020:

	Year Ended January 31,
(in thousands)	2022	2021	2020
Component of income before provision for income taxes:
Cost of revenue - software	$229	$734	$642
Cost of revenue - software service	1,160	441	636
Cost of revenue - professional service and other	2,535	952	1,641
Research and development, net	7,792	5,621	6,298
Selling, general and administrative	21,320	19,794	21,816
Total stock-based compensation expense	33,036	27,542	31,033
Income tax benefits related to stock-based compensation (before consideration of valuation allowances)	4,196	4,347	4,400
Total stock-based compensation, net of taxes	$28,840	$23,195	$26,633

The compensation expenses presented for the years ended of January 31, 2021 and 2020 represent stock-based compensation expenses attributable to Cognyte based on the awards and terms previously granted under Verint’s stock-based compensation plans to Cognyte employees and an allocation of Verint’s corporate and shared functional employee stock-based compensation expenses. The Cognyte employees’ stock-based compensation expenses were specifically identified whereas Verint’s corporate and shared functional employees’ stock-based compensation expenses were specifically identified to the extent possible with the remainder allocated on the basis of revenue.

As of January 31, 2022, there was approximately $29.9 million of total unrecognized compensation expense, net of estimated forfeitures, related to unvested restricted stock units, which is expected to be recognized over a weighted-average period of 1.33 years.

The following table summarizes stock-based compensation expense by type of award for the years ended January 31, 2022, 2021, and 2020:

	Year Ended January 31,
(in thousands)	2022	2021	2020
Restricted stock units and restricted stock awards	$31,825	$23,423	$23,413
Stock bonus program and bonus share program	1,040	4,000	7,615
Total equity-settled awards	32,865	27,423	31,028
Phantom stock units (cash-settled awards)	171	119	5
Total stock-based compensation expense	$33,036	$27,542	$31,033

Awards under Cognyte’s stock bonus and bonus share programs are accounted for as liability-classified awards, because the obligations are based predominantly on fixed monetary amounts that are generally known at inception of the obligation, to be settled with a variable number of shares of Cognyte common stock.

Stock-Based Awards Granted by Cognyte and Verint

Cognyte periodically awards RSUs to directors, officers, and other employees. The fair value of these awards is equivalent to the market value of Cognyte’s common stock on the grant date. RSUs are not shares of Cognyte common stock and do not have any of the rights or privileges thereof, including voting or dividend rights. On the applicable vesting date, the holder of an RSU becomes entitled to a share of Cognyte common stock. RSUs are subject to certain restrictions and forfeiture provisions prior to vesting.

Cognyte periodically awards PSUs to executive officers that vest upon the achievement of specified performance goals. The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on service conditions, using the straight-line method, over the requisite service period of each of the awards, net of estimated forfeitures.

Verint also periodically awards RSUs to directors, officers, and other employees, and PSUs to executive officers. All of the expenses recognized in the years ended January 31, 2021 and 2020 and some of the expenses recognized in the year ended January 31, 2022 relate to awards that were initially granted by Verint before the spin-off.

Once a performance vesting condition has been defined and communicated, and the requisite service period has begun, the Company recognizes compensation expenses for the value of such awards, if and when the Company concludes that it is probable that a performance condition will be achieved based on the straight-line attribution method over the requisite service period. The Company reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts its compensation expenses based on its probability assessment.

RSUs that are expected to be settled with cash payments upon vesting, if any, are reflected as liabilities on our consolidated balance sheets. Such RSUs were insignificant at January 31, 2022, 2021, and 2020.

The following table (“Award Activity Table”) summarizes activity for RSUs and PSUs to Company personnel that reduce available plan capacity under the plans for the year ended January 31, 2022:

	Year Ended January 31,
	2022
(in thousands, except grant date fair values)	Shares or Units	Weighted-Average Grant-Date Fair Value
Opening balance	2,149	$22.92
Granted	1,416	$25.60
Released	(1,452)	$23.36
Forfeited	(212)	$24.34
Closing balance	1,901	$24.42

The opening balance of the outstanding shares for the year ended January 31, 2022 reflects the adjusted shares based on an adjustment ratio of approximately 2.52 as a result of the spin-off from Verint on February 1, 2022. This opening balance also reflects the fact that the closing balance of shares as at January 31, 2021 was determined based on an allocation of Verint shares to Cognyte. The weighted average fair value at grant date of the opening balance reflects the impact of a modification at the date of the spin-off.

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

Our matching contribution expenses for our 401(k) Plan were $0.1 million, $0.2 million and $0.2 million for the years ended January 31, 2022, 2021, and 2020, respectively.

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

Severance expenses for our Israeli employees for the years ended January 31, 2022, 2021, and 2020 were $9.0 million, $7.5 million and $7.3 million, respectively.

15. LEASES

We have entered into operating leases primarily for corporate offices, research and development facilities, and automobiles. Our leases have remaining lease terms of 1 year to 6 years. During the year ended January 31, 2021, we purchased the infrastructure equipment historically recorded as finance leases and capitalized the purchased assets to property and equipment, net. We do not have any finance leases as of January 31, 2022 and 2021.

The components of lease expenses for the years ended January 31, 2022 and 2021 were as follows:

	Year Ended January 31,
(in thousands)	2022	2021
Operating lease expenses	$9,552	$11,133
Finance lease expenses:
Amortization of right-of-use assets	—	84
Interest on lease liabilities	—	102
Total finance lease expenses	—	186
Variable lease expenses	5,566	3,349
Short-term lease expenses	213	34
Total lease expenses	$15,331	$14,702

During the year ended January 31, 2022 and 2021, we decided to exit certain leased offices primarily due to our workforce operating under remote work environments in certain locations due to COVID-19, resulting in accelerated operating lease expenses of $0.8 million and $0.7 million, respectively.

Other information related to leases was as follows:

	Year Ended January 31,
(dollars in thousands)	2022	2021
Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$8,733	$8,822
Operating cash flows from finance leases	$—	$102
Financing cash flows from finance leases	$—	$492
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$3,756	$5,869
Weighted average remaining lease terms
Operating leases	4 years	6 years
Weighted average discount rates
Operating leases	4.8%	4.8%

Maturities of lease liabilities as of January 31, 2022 were as follows:

January 31, 2022
(in thousands)	Operating Leases
Year Ending January 31,
2023	$8,411
2024	7,673
2025	6,718
2026	4,267
2027	335
Thereafter	5
Total future minimum lease payments	27,409
Less imputed interest	(2,821)
Total	$24,588

Reported as of January 31, 2022:
Accrued expenses and other current liabilities	$7,409
Operating lease liabilities	17,179
Total	$24,588

16. COMMITMENTS AND CONTINGENCIES

Unconditional Purchase Obligations

In the ordinary course of business, we enter into certain unconditional purchase obligations, which are agreements to purchase goods or services that are enforceable, legally binding, and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on current needs and are typically fulfilled by our vendors within a relatively short time horizon. As of January 31, 2022, our unconditional purchase obligations totaled approximately $71.4 million.

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

Off-Balance Sheet Risk

In the normal course of business, we provide certain customers with financial performance guarantees, which are generally backed by bank guarantees and, in certain cases, by standby letters of credit. In general, we would only be liable for the amounts of these guarantees in the event that our nonperformance permits termination of the related contract by our customer, which we believe is remote. At January 31, 2022, we had approximately $43.0 million of outstanding bank guarantees and letters of credit relating primarily to these performance guarantees. As of January 31, 2022, we believe we were in compliance with our performance obligations under all contracts for which there is a financial performance guarantee, and the ultimate liability, if any, incurred in connection with these guarantees will not have a material adverse effect on our consolidated results of operations, financial position, or cash flows. Our historical non-compliance with our performance obligations has been insignificant. In addition the Company provided bank guarantees in the amount $3.9 million related to its offices in Israel and exports transaction towards the Israeli Chamber of Commerce.

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

Under the Separation and Distribution Agreement we entered into with Verint in connection with the spin-off, the parties have agreed to certain other indemnification arrangements with respect to litigation claims and liabilities allocated in the spin-off. Our liabilities in this regard are reflected on our historical Consolidated Balance Sheets as of January 31, 2022 and 2021.

In connection with the spin-off, we entered into a tax matters agreement (the “Tax Matters Agreement”) with Verint under which we and Verint each agreed to share the obligation to pay any taxes as shown on tax returns filed by Verint (or any member of its group), on one hand, and us (or any member of our group), on the other hand, such that we will be primarily responsible for any taxes related to, or arising in connection with Cognyte, and Verint will be responsible for any taxes related to, or arising in connection with, the remaining business of Verint, regardless of which party prepares and files any such tax return and whether such taxes arise prior to or after the spin-off.

We and Verint agreed to indemnify each other under the Tax Matters Agreement for certain actions or inactions that cause the distribution of our stock to fail to qualify as tax-free for U.S. federal income and Israeli tax purposes. If the distribution fails to qualify as tax-free due to no fault of either Verint or us, Verint and we will jointly be responsible for any resulting tax.

Under the terms of the Tax Matters Agreement, we and Verint agree generally to cooperate in preparing and filing tax returns and will retain and make available tax records to the other party. Contests with taxing authorities are generally controlled by whichever of us or Verint bears the potential liability for the contested tax. However, with respect to certain income tax returns of Verint group, Verint has an exclusive right to control any contest with taxing authorities regarding tax liabilities in connection with such income tax returns, even if we are allocated all or a portion of such taxes under the terms of the Tax Matters Agreement. If any tax contest relates to a failure of the spin-off to qualify as tax-free due to the fault of Verint or us, then the party at fault will control such tax contest. As we believe it is unlikely that we will incur obligations under the Tax Matters Agreement related to the tax-free treatment of the spin-off, we have not recorded such liabilities in our Consolidated Balance Sheet as of January 31, 2022.

Legal Proceedings

In March 2009, one of our former employees, Ms. Orit Deutsch, commenced legal actions in Israel against our primary Israeli subsidiary, Cognyte Technologies Israel Ltd. (“Cognyte IL”) (Case Number 4186/09) and against our former affiliate Comverse Technology, Inc. (“CTI”) (Case Number 1335/09). Also in March 2009, a former employee of Comverse Limited (CTI’s primary Israeli subsidiary at the time), Ms. Roni Katriel, commenced similar legal actions in Israel against Comverse Limited (Case Number 3444/09). In these actions, the plaintiffs generally sought to certify class action suits against the defendants on behalf of current and former employees of Cognyte IL and Comverse Limited who had been granted stock options in Verint and/or CTI and who were allegedly damaged as a result of a suspension on option exercises during an extended filing delay period that is discussed in Verint’s and CTI’s historical public filings. On June 7, 2012, the Tel Aviv District Court, where the cases had been filed or transferred, allowed the plaintiffs to consolidate and amend their complaints against the three defendants: Cognyte IL, CTI, and Comverse Limited.

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

Following two unsuccessful rounds of mediation in mid to late 2018 and in mid-2019, the proceedings resumed. On April 16, 2020, the District Court accepted plaintiffs’ application to amend the motion to certify a class action and set deadlines for filing amended pleadings by the parties. CTI submitted a motion to appeal the District Court’s decision to the Supreme Court, as well as a motion to stay the proceedings in the District Court pending the resolution of the appeal. On July 6, 2020, the Supreme Court granted the motion for a stay. On July 27, 2020, the plaintiffs filed their response on the merits of the motion for leave to appeal. On December 15, 2021, the Supreme court rejected CTI’s motion to appeal and the procedure in the district court resumed. On February 27, 2022, CTI filed its response to the amendment motion for class certification. On April 4, 2022, a pre-trial hearing was held at the District Court, and the court has scheduled dates for the continuation of the proceedings.

In January 2017, a legal action was commenced by Mr. Elad Barkan and KeySee Software Ltd. against Cognyte, Verint and Rontal Engineering Applications (2001) Ltd. (a subsidiary of Cognyte) in the Israel Central District Court alleging infringement of an Israeli patent titled “Cryptanalysis Method and System”, copyright infringement, misappropriation of trade secrets, and breach of contract. The remedies sought under such claim include compensation for damages, claim for accounts, and a permanent injunction seeking to prevent the continued alleged infringement of the patent. The defendants filed a statement of defense rejecting any and all allegations under such claim. We further filed a motion to dismiss the claim in limine. The motion to dismiss is still pending and awaiting a decision by the judge. In parallel, the parties are engaged in mediation, and in connection therewith, the Company increased its accrual to $6.2 million as of January 31, 2022 with respect to the foregoing proceeding.

From time to time we or our subsidiaries may be involved in legal proceedings and/or litigation arising in the ordinary course of our business. While the outcome of these matters cannot be predicted with certainty, we do not believe that the outcome of any current claims will have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

17. GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION

Geographic Information

Revenue by major geographic region is based on the location of our contracting subsidiary, which often differ from the geographic location of the customer.

The information below summarizes revenue by major geographic region for the years ended January 31, 2022, 2021, and 2020:

	Year Ended January 31,
(in thousands)	2022	2021	2020
EMEA:
Israel	$328,371	$274,113	$277,605
Germany	63,258	86,834	77,540
Other	14,127	18,727	22,775
Total EMEA	405,756	379,674	377,920
Americas:
United States	37,726	44,746	53,354
Other	17,869	7,134	10,359
Total Americas	55,595	51,880	63,713
APAC	12,691	11,904	15,476
Total revenue	$474,042	$443,458	$457,109

Our long-lived assets primarily consist of net property and equipment, operating lease ROU assets, goodwill and other intangible assets. We believe that our tangible long-lived assets, which consist of our net property and equipment, are exposed to greater geographic area risks and uncertainties than intangible assets and long-term cost deferrals, because these tangible assets are difficult to move and are relatively illiquid.

Property and equipment, net by geographic area consisted of the following as of January 31, 2022 and 2021:

	January 31,
(in thousands)	2022	2021
Israel	$24,510	$31,104
United States	538	902
Other countries	5,791	5,589
Total property and equipment, net	$30,839	$37,595

Significant Customers

The Company’s largest customers accounted for the following percentage of total revenue:

	Year Ended January 31,
	2022	2021	2020
Customer A	14.8%	16.9%	15.6%
Customer B	8.4%	14.1%	12.9%

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

18. EARNINGS PER SHARE

The following table summarizes the calculation of basic and diluted net income per ordinary share attributable to Cognyte for the years ended January 31, 2022, 2021, and 2020:

	Year Ended January 31,
(in thousands except share and per share data)	2022	2021	2020
Net (loss) income	$(10,256)	$20,310	$27,370
Net income attributable to noncontrolling interest	4,634	6,107	7,179
Net (loss) income attributable to Cognyte of Verint Systems Inc.	$(14,890)	$14,203	$20,191

Ordinary shares outstanding:
Basic shares	66,570	65,773	65,773
Effective of dilutive shares	—	—	—
Diluted shares	66,570	65,773	65,773

Net (loss) income per share attributable to Cognyte Software Ltd.:
Basic	$(0.22)	$0.22	$0.31
Diluted	$(0.22)	$0.22	$0.31

For the year ended January 31, 2022 we had 603 thousand potentially dilutive shares.

On February 1, 2021, the date of consummation of the spin-off, 65,773,335 of the Company’s ordinary shares, no par value, were distributed to Verint shareholders of record as of the January 25, 2021 record date. This share amount is being utilized for the calculation of basic earnings per share (“EPS”) for all periods presented before the spin-off.