Form 20-F/A
period 2022-01-31
Cognyte Software Ltd.
filed 2022-04-12
CIK 1824814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A

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
Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

Auditor's name:	Brightman Almagor Zohar & Co.	DELOITTE & TOUCHE LLP
Auditor's location:	Tel Aviv, Israel	New York, New York
PCAOB ID:	1197	34

Table of Contents COGNYTE SOFTWARE LTD.
TABLE OF CONTENTS

		Page

EXPLANATORY NOTE		(i)

	PART II
Item 19.	Exhibits	1
SIGNATURES		2

EXPLANATORY NOTE

Cognyte Software Ltd. is filing this Amendment No. 1 (the “Amendment”) to its Annual Report on Form 20-F for the year ended January 31, 2022 filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2022 (the “Original Form 20-F”). This Amendment is being filed solely to revise Exhibits 12.1 and 12.2 to include the introductory language of paragraph 4 referring to internal control over financial reporting, which language was inadvertently omitted when originally filed. This Amendment consists solely of the preceding cover page, this explanatory note and each of the revised certifications filed as exhibits to the Amendment. No other changes have been made to the Original Form 20-F. This Amendment speaks as of the filing date of the Original Form 20-F, does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way disclosures made in the Original Form 20-F. Accordingly, this Amendment should be read in conjunction with the Original Form 20-F and our other filings with the SEC.

i

Table of Contents COGNYTE SOFTWARE LTD.
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
_________
*    Filed herewith.

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

Date: April 12, 2022

2