Form 20-F
period 2023-01-31
Cognyte Software Ltd.
filed 2023-04-11
CIK 1824814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
January 31, 2023
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
68,842,601 Ordinary Shares, no par value, at January 31, 2023.

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

Large accelerated filer	Accelerated filer	Non-accelerated filer	Emerging growth company
☐	☑	☐	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
Yes ☐ No ☑

Table of Contents COGNYTE SOFTWARE LTD.
i

Table of Contents COGNYTE SOFTWARE LTD.

Table of Contents COGNYTE SOFTWARE LTD.
INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this annual report on Form 20-F for the fiscal year ended January 31, 2023 (this “Form 20-F” or “Annual Report”) using a number of conventions, which you should consider when reading the information contained herein. In this Form 20-F, “we,” “us,” “our” and “Cognyte” shall refer to Cognyte Software Ltd. together with its consolidated subsidiaries as a consolidated entity.

We are a global leader in investigative analytics software that empowers a variety of government and other organizations with Actionable Intelligence for a Safer World™. Our open interface software is designed to help customers accelerate and improve the effectiveness of investigations and decision-making. Hundreds of customers rely on our solutions to accelerate and conduct investigations and derive insights, with which they identify, neutralize, and tackle threats to national security and address different forms of criminal and terror activities.

We were formed in May 2020 under the name “Cognyte Software Ltd.” and, after previously being a part of Verint Systems Inc., we converted to a public company through a spin-off. On February 1, 2021, we and Verint completed the spin-off and the related separation and distribution. As a result, we are now an independent, publicly traded company and our shares are listed on The Nasdaq Global Select Market (“Nasdaq”).
Additionally, as used in this Annual Report, except where the context otherwise requires or where otherwise indicated:

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

•“SIS” refers to our situational intelligence solutions business, which was part of our Threat Intelligence Analytics offering, and divested on December 1, 2022;

•“spin-off” refers collectively to the separation and the distribution; and

•“Verint” means Verint Systems Inc., our sole shareholder prior to the consummation of the spin-off.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We publish consolidated financial statements expressed in U.S. dollars. Our consolidated financial statements responsive to Item 17 of this Annual Report are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). We present our consolidated financial statements in U.S. dollars.

Our fiscal year ends on January 31 of each year. References to fiscal year ended January 31, 2021 refer to the fiscal year starting February 1, 2020 and ending January 31, 2021, references to fiscal year ended January 31, 2022 refer to the fiscal year starting February 1, 2021 and ending January 31, 2022, and references to fiscal year ended January 31, 2023 refer to the fiscal year starting February 1, 2022 and ending January 31, 2023.

All references in this Annual Report to “Israeli currency” and “NIS” refer to New Israeli Shekels, the terms “dollar,” “USD” or “$” refer to U.S. dollars, and the terms “€” or “Euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

Certain monetary amounts, percentages and other figures included elsewhere in this Annual Report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. Certain amounts in prior periods have been reclassified to conform to the current period presentation.

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

MARKET INFORMATION

Unless otherwise indicated, information in this Annual Report concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.

Our estimates are derived from publicly available information released by independent third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of our industry, which we believe to be reasonable. Certain statistical data, estimates and forecasts contained elsewhere in this Annual Report have been derived from an independent industry report published by IDC’s Big Data Analytics Spending Guide Forecast (August 2022).

None of the independent industry publications relied upon by us or otherwise referred to in this Annual Report were prepared on our behalf. Although we believe the data from these third-party sources is reliable, we have not independently verified any such information, and these sources generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed.

Projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Special Note About Forward-Looking Statement and Risk Factor Summary.” These and other factors could cause results to differ materially from those expressed in the estimates made by independent third parties and by us.

Certain estimates of market opportunity and forecasts of market growth included in this Annual Report may prove to be inaccurate. The market for our products may experience changes over time. The estimates and forecasts in this Annual Report relating to the size of our target market, market demand and adoption, capacity to address this demand and pricing may prove to be inaccurate. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates in this Annual Report, our business could fail to grow at similar rates, if at all.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

This Annual Report contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Annual Report other than statements of historical fact, including, without limitation, statements regarding our future results of operations and financial position, growth strategy, plans and objectives of management for future operations, including, among others, expansion in new and existing markets, development and introductions of new products, capital expenditures and debt service obligations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are principally contained in the sections entitled Item 3.D. “Key Information — Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following:

Table of Contents COGNYTE SOFTWARE LTD.
•uncertainties regarding the impact of changes in macroeconomic and/or global conditions, including as a result of slowdowns, recessions, economic instability, political unrest, armed conflicts, including military actions involving Russia and Ukraine and other geopolitical tensions, natural disasters or outbreaks of global pandemics, changes in sanctions and/or technology export restrictions imposed by regulators, self-imposed business restrictions, as well as the resulting impact on our operations, information technology and financial spending and government budgets in both developed and developing countries, on our business;

•risks related to the impact of inflation and related volatility on our financial performance, including impacts on our administrative costs and employee compensation and potentially prompting price increases that could harm sales and reputation;

•risks related to the impact of disruptions to the global supply chain, including impacts on the availability of electronic components and other products upon which the Company relies, creating longer sales cycles for new deals and impacts on our ability to recognize revenue from our backlog;

•risks that continuing restrictions resulting from the COVID-19 pandemic or actions taken in response to the pandemic adversely impact our operations and business;

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

•risks relating to claims by third parties that our solutions infringe their terms of use or other proprietary rights;

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

v

Table of Contents COGNYTE SOFTWARE LTD.
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

•risks associated with our credit facilities or that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms;

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

•risks associated with our limited operating history as an independent public company;

Table of Contents COGNYTE SOFTWARE LTD.
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

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk factors” and elsewhere in this Annual Report. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any estimates or forward-looking statements. We qualify all of our estimates and forward-looking statements by these cautionary statements.

The estimates and forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report. Except as required by applicable law, we undertake no obligation to publicly update or revise any estimates or forward-looking statements contained in this Annual Report, whether as a result of any new information, future events, or otherwise, or to reflect the occurrence of unanticipated events or otherwise.

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

We generate the substantial majority of our revenue from contracts with various governments around the world, including national, regional, and local government agencies. We expect that government contracts will continue to be a significant source of our revenue for the foreseeable future. Macroeconomic changes, such as increasing inflation and interest rates, global supply challenges and the impacts of the Russian military action against Ukraine, global pandemics, tightening credit markets, significant changes in commodity prices such as oil, or actual or threatened trade wars or restrictions on international trade, impact governments’ budget allocations and demand for our solutions. As a result, our business is subject to risks arising from adverse changes in domestic and global macroeconomic and other conditions and such events have caused, and will likely continue to cause, governments and companies to delay, reduce, or even cancel planned spending or projects and may continue to impact our business and operations mainly by slowing the conversion of our pipeline to bookings and our bookings to revenues.

Governmental agencies facing economic challenges, reduced budgets, liquidity issues, restrictions on trade or other impacts from macroeconomic or other global changes have deferred purchase decisions or projects, canceled or reduced orders, as well as delayed or defaulted on payments. If customers or partners continue to reduce their spending with us, significantly delay projects, or significantly delay or fail to make payments to us, our business, results of operations, and financial condition may continue to be materially adversely affected. This risk may be further elevated if such macroeconomic changes occur in a jurisdiction in which we have experienced significant customer concentration. See “Market and Strategy Risks —We have experienced significant customer concentration in recent periods, and our revenue levels would likely decline if any significant customer failed to purchase product or services from us at anticipated levels.”

Moreover, prolonged economic downturns may require us to undertake further optimization and cost saving initiatives, including streamlining our organization and adjusting the size and structure of our workforce. For example, throughout our

Table of Contents COGNYTE SOFTWARE LTD.
fiscal year ended January 31, 2023, we implemented certain cost reduction efforts to reduce material spend and operating expenses and implemented a reduction in workforce. Any reduction in force may yield unintended consequences and costs, such as attrition beyond the intended reduction in force, the distraction of employees and reduced employee morale, which could, in turn, adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge or inefficiency during transitional periods. Any of these impacts could also adversely affect our reputation as an employer, make it more difficult for us to hire new employees in the future and increase the risk that we may not achieve the anticipated benefits from the restructuring.

Inflation and related volatility in the global economy could negatively impact our results of operations.

In addition to reduced government spending which may result in reduced demand for our solutions, rising inflation and interest rates may result in increased costs. Most of our expenses, primarily labor expenses, are denominated in New Israeli Shekels. The annual inflation rate in Israel was approximately 5.3% for the year ended December 31, 2022, the highest inflation rate in the last two decades. If inflation rates in Israel and other places in which we operate continue to increase or persist for a prolonged period of time, it may continue to affect our expenses, including, but not limited to, employee compensation expenses and benefits, and general administrative costs. In the event inflation continues to increase, we may seek to increase the sales prices of our products and solutions in order to maintain satisfactory margins. Any attempts to offset cost increases with price increases may result in reduced sales, increase customer dissatisfaction or otherwise harm our reputation.

Disruptions to the global supply chain have adversely affected our financial results and may negatively impact government spending.

The global supply chain continued to experience significant disruptions during 2022 as a result of electronic component and labor shortages and other macroeconomic factors. Such shortages and disruptions are expected to continue into 2023. As a result of these disruptions, we have experienced delays in supplier deliveries (including electronic components and other products upon which we rely), extended lead times, and increased cost of freight, purchased materials and manufacturing labor costs. Although we have experienced a slight improvement in recent months with respect to certain elements, supply disruptions may continue into 2023 and may result in delayed deliveries of our products. If the impacts of the supply chain disruptions are more severe than we expect, it could result in even longer lead times and further increased costs, all of which could materially adversely affect our business, financial condition and results of operations. In addition, governments may reduce their budgets or defer purchase decisions until supply chain disruptions lessen.

A regional or global health epidemic or pandemic, such as the COVID-19 pandemic and its variants, may have a material adverse impact on our customers and could harm our operations and business results.

The COVID-19 pandemic has reached all of the regions in which we do business. Companies around the world, including us, our customers, partners, and vendors, have implemented actions in response, including among others, office closings, site restrictions, and employee travel restrictions.

We have seen an improvement in the business environment in 2022 after an initial downturn in early 2020 and 2021; however, during these years, our revenue was negatively impacted by delays and reduced spending attributed to the impact of the COVID-19 pandemic on our customers’ operational priorities and as a result of cost containment measures that they have implemented. Many of our customers are government agencies, and their budgets have been and may continue to be impacted due to the efforts taken to combat the pandemic and the economic consequences resulting therefrom. If some of our government customers experience budget shortfalls, they may decide to forgo using our services.

Furthermore, an additional regional or global health epidemic or pandemic, including variants of COVID-19, as well as the implementation of measures attempting to contain and mitigate the effects of such epidemic or pandemic, may disrupt our operations and reduce demand for our products and services.

In addition, as a result of the COVID-19 pandemic, we have implemented a hybrid working model whereby some of our employees are working a portion or all of their time remotely. It is possible that widespread remote work arrangements may have a negative impact on our operations, the execution of our business plans, the productivity and availability of key personnel and other employees necessary to conduct our business, and on third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices. The increase in remote working may also result in increased privacy, data security, and fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenges, particularly as regulatory guidance evolves in response to future developments. Such risks could materially and adversely affect our business and results of operations.

Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy resulting from the conflict in Ukraine or any other geopolitical tensions.

Table of Contents COGNYTE SOFTWARE LTD.

On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Russia’s military actions against Ukraine have led to an unprecedented expansion of export restrictions and sanctions imposed by the United States, the European Union, the United Kingdom, and numerous other countries against Russia and Belarus. In addition, Russian authorities have imposed significant currency control measures, other sanctions and imposed other economic and financial restrictions. The situation is rapidly evolving, and further sanctions and export restrictions could negatively impact the global economy and financial markets and could adversely affect our business. The length and impact of the ongoing military conflict is highly unpredictable, and has led to and could continue creating market disruptions, including significant volatility in commodity prices, credit and capital markets, restrictions on international trade as well as supply chain interruptions.

We are continuing to monitor the situation in Ukraine and assessing its potential impact on our business. While we do not trade with any Russian or Belarusian governmental agencies or with any of the entities which are subject to sanctions, any of the above-mentioned factors could adversely affect our business, prospects, financial condition, and operating results and/or exacerbate other risks highlighted in this Annual Report. The extent and duration of the military action, sanctions and resulting market disruptions are currently impossible to predict, but could be substantial. Additionally, disruptive impacts of the conflict on other countries in Eastern Europe, including Bulgaria and Romania, where we have operations and facilities, could be prolonged, which may require us to reevaluate our operations there and/or otherwise harm our business. In addition, in response to the armed conflicts, governments may allocate budgets to military or other immediate needs, at the expense of our solutions.

Increased attention to, and evolving expectations for, environmental, social, and governance (“ESG”) initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business.

Companies across industries are facing increasing scrutiny from a variety of stakeholders related to their ESG and sustainability practices. Expectations regarding voluntary ESG initiatives and disclosures and consumer demand for alternative forms of energy may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) or commitments to improve the ESG profile of our company and/or products, such initiatives or achievements of such commitments may be costly and may not have the desired effect. For example, expectations around our management of ESG matters continue to evolve rapidly, in many instances due to factors that are out of our control. In addition, we may commit to certain initiatives or goals but not ultimately achieve such commitments or goals due to factors that are within or outside of our control. Moreover, actions or statements that we may take based on expectations, assumptions, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. Even if this is not the case, our current actions may subsequently be determined to be insufficient by various stakeholders, and we may be subject to investor or regulator engagement on our ESG initiatives and disclosures, even if such initiatives are currently voluntary.

Certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies’ ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to increased negative investor sentiment towards us or our industry, which could negatively impact our share price as well as our access to and cost of capital. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete effectively to attract and retain employees or customers, which may adversely impact our operations.

Market and Strategy Risks

Regulatory constraints may limit our ability to offer and sell some of our products and services and to compete with competitors that are not subject to the same regulations.

The technologies that we develop, and that we rely upon in our products, are subject to regulation. See “We are subject to complex, evolving regulatory requirements that may be difficult and expensive to comply with and that could negatively impact our business.” Due to such regulation, our international sales and marketing, as well as our international procurement of skilled human resources, technology and components, depend largely on export and marketing license approvals from governmental agencies in Israel and in other countries. If we fail to obtain approvals in the future, or if approvals previously obtained are revoked or expire or are not renewed due to factors such as changes in political conditions, government policies or the imposition of sanctions, or if existing or future approvals are conditioned upon requirements that we are unable to meet or fulfill, then our ability to market and sell our products and services to customers outside the country in which they are developed and our ability to obtain goods and services essential to our business could be interrupted, resulting in a material

Table of Contents COGNYTE SOFTWARE LTD.
adverse effect on our business, revenues, assets, liabilities and results of operations. In the past, certain of our licenses to market, export or to provide services to certain countries or regions were revoked or suspended for reasons beyond our control, including due to political and geopolitical reasons. We cannot assure you that in the future material licenses or approvals will not be revoked or suspended.

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

Since our quarterly performance may vary significantly, our results of operations for any quarter or fiscal year are not necessarily indicative of the results that we might achieve for any subsequent period. Accordingly, quarter-to-quarter and year-to-year comparisons of our operating results may not be meaningful. In addition, we have an order backlog that is generally composed of orders that are fulfilled within a period of three to twenty four months after receipt, which makes revenue in any quarter substantially dependent upon orders received in prior quarters. The extended time frame and uncertainty associated with many of our sales opportunities also makes it difficult for us to accurately forecast our revenues (and attendant budgeting and guidance decisions) and increases the volatility of our operating results from period to period. Our ability to forecast and the volatility of our operating results is also impacted by the fact that pricing, margins, and other deal terms may vary substantially from transaction to transaction, especially across product lines and regions. The terms of our transactions, including with respect to pricing, future deliverables, and termination clauses, and dependency of our customers readiness for deployment also impact the timing of our ability to recognize revenue. Because these transaction-specific factors are difficult to predict in advance, this also complicates the forecasting of revenue and creates challenges in managing our revenue mix.

As with other software-focused companies, a large amount of our quarterly business tends to come in the last few weeks, or even the last few days, of each quarter. This trend has also complicated the process of accurately predicting revenue and other operating results, particularly on a quarterly basis. Our business is subject to seasonal factors that may also cause our results to fluctuate from quarter to quarter. See “Item 4B. Information on the Company—Business Overview—Seasonality”. This may also impact our ability to accurately predict our earnings, which could in turn adversely affect the trading price of our ordinary shares. For more information, see “Risks Related to our Ordinary Shares—If we do not meet the expectations of securities analysts, if they do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our ordinary shares, or, alternatively, if we do not meet our own earnings guidance, the price of our ordinary shares could decline.

Reputational and political factors related to our business or operations may adversely affect us.

We have been subject to negative publicity as a result of allegations regarding certain of our investigative analytics services. In particular, Meta Platforms, Inc. (“Meta”) announced publicly that it had removed accounts that it claimed were associated with us and that it alleged were used to gather information on individuals contrary to its terms of service. The sale of our solutions to countries or customers that are viewed as having poor human rights or democracy records has resulted and could further result in negative publicity and reputational harm, even where such activities or transactions are permissible under applicable laws. In addition, we may be associated with other companies in our industry that engage with customers viewed as having poor human rights or democratic records or with companies that apply techniques that are generally viewed negatively, which may negatively harm our reputation. Certain of our solutions are viewed to be more sensitive and intrusive than other solutions we offer, and as such are subject to heightened scrutiny and criticism by the public opinion, privacy advocates, privacy non governmental organizations (“NGOs”), media outlets and others. The offering and sale of these solutions may also harm our reputation due to allegations of infringement on human rights and in particular privacy rights. The risk of these adverse impacts may also result in lost business opportunities that impact our results of operations and may also deter certain investors. In

Table of Contents COGNYTE SOFTWARE LTD.
addition, if we experience reputational harm, it may negatively impact our ability to recruit and retain qualified personnel. These risks may grow as we grow our business and our brand.

The global regulatory environment may change the demand for our products and services.

The domestic and international regulatory environment is subject to constant change, often based on factors beyond our control or anticipation. These factors include political climate, budgets, developments in international relations between countries and organizations, public opinion, pressure from large institutional investors and NGOs and various types of current events in international affairs, any of which could reduce demand for our products or require us to change or redesign products to maintain compliance or competitiveness. For example, laws requiring telecommunication providers to facilitate the monitoring of communications by law enforcement or governing the purchase and use of security solutions like ours influence the market demand for some of our products and/or customer requirements for specific functionality and performance or technical standards. If we do not successfully anticipate and respond to future changes in the regulatory environment, or if we are unable to redesign our products to meet the changing standards, our results of operations may be materially adversely affected.

We have been subject to claims by third parties that our solutions infringe their terms of use or other proprietary rights and may in the future become subject to similar or other claims that, regardless of merit, could disrupt our business, harm our reputation and adversely affect our results of operations or financial condition.

Our solutions fuse and analyze data collected from various sources, including from commercial web sources and social platforms. Such sources and platforms may allege that our solutions and techniques for capturing and collecting data and information from such sources violate their terms of use or other proprietary rights of such sources or of their users. For example, in December 2021, Meta issued a report alleging that certain solutions offered by us that interface with Facebook and Instagram platforms violate their terms of use. Concurrently with the issuance of the foregoing report, Meta announced that it had removed accounts that it claimed were associated with our solutions and requested we cease data collection from its social platforms. While we believe Meta’s allegations are without merit, we made modifications to certain features of our solutions that we believe addressed Meta’s concerns. While these modifications impacted the manner our customers can use these solutions, as of the date of this report neither such allegations nor the modification to our practices in light of such allegations have had a material impact on our business, including results of operations and financial condition. However any allegations that our solutions and techniques infringe the terms of use or rights of third parties may result in legal claims against us or our customers and such claims may damage our reputation, adversely impact our customer relationships and create liability for us. See “Reputational and political factors related to our business or operations may adversely affect us.” We generally agree in our customer contracts to indemnify customers for expenses or liabilities they incur as a result of third-party intellectual property infringement claims associated with our solutions, and the resolution of these claims, irrespective of whether a court determines that our solutions and techniques infringed another party’s intellectual property rights, may be time-consuming, disruptive to our business and very costly. In addition, in connection with an infringement dispute, we may be required to cease using or developing certain features that we offer to our customers. These circumstances could adversely affect our ability to generate revenues as well as require us to incur significant expenses to develop alternative or modified solutions for our customers.

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

If any of these suppliers, manufacturers, or partners experience financial, operational, manufacturing, or quality assurance difficulties, cease production or sale, or there is any other disruption in our supply, including as a result of the acquisition of a supplier or partner by a competitor or global supply chain disruptions, we will be required to locate alternative sources of supply or manufacturing, to internally develop the applicable technologies, to redesign our products, and/or to remove certain features from our products, any of which would be likely to increase expenses, create delivery delays, and negatively impact our sales. In addition, delays in the delivery of our products, including as a result of global supply chain disruptions, may result in delays in our collection, which in turn may negatively impact our financial results and our cash flow planning. Although we endeavor to establish contractual protections with key providers, including source code escrows (where needed), warranties, and indemnities, we may not be successful in obtaining adequate protections, these agreements may be short-term in duration, and the counterparties may be unwilling or unable to stand behind such protections. Moreover, these types of contractual protections offer limited practical benefits to us in the event our relationship with a key provider is interrupted.

Table of Contents COGNYTE SOFTWARE LTD.

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

We face aggressive competition from numerous and varied competitors in all of our markets, making it difficult to maintain market share, remain profitable, invest, and grow. We are also encountering new competitors as we expand into new markets or as new competitors expand into ours. Our competitors may be able to more quickly develop or adapt to new or emerging technologies, better respond to changes in customer needs or preferences, better identify and enter into new areas of growth, or devote greater resources to the development, promotion, and sale of their products. Some of our competitors have, in relation to us, longer operating histories, larger customer bases, longer standing relationships with customers, superior brand recognition, superior margins, and significantly greater financial or other resources, especially in new markets we may enter. Consolidation among our competitors may also improve their competitive position. We also face competition from solutions developed internally by our customers or partners. For more information, see “Item 4B. Information on the Company—Business Overview—Competition.” To the extent that we cannot compete effectively, our market share and results of operations would be materially adversely affected.

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

For the years ended January 31, 2023, 2022 and 2021, we had two government customers that jointly represented approximately 28%, 23%, and 31%, respectively, of our total revenue. We define a customer as an organization from which we have recognized revenue in a reporting period. In situations where we sell to a governmental organization that acts on behalf of multiple agencies or departments, we treat that organization as the customer for reporting purposes notwithstanding that each of the underlying agencies or departments is generally making its own independent purchasing decisions. Our contracts with government customers, or when the end user is a government customer, contain customary terms and conditions for government contracts of this kind, including a right for the customer to terminate the applicable contract with or without cause upon notice. We believe that the loss of one or more of these contracts (which are separately terminable) would not have a

Table of Contents COGNYTE SOFTWARE LTD.
material adverse effect on our results of operations, especially over the long-term; however, given the factors impacting the periodic variations of our revenues and operating results discussed above, we cannot assure you that such a loss would never result in a material adverse impact on our operation results, especially in the short-term. In the past, orders from our largest customers have fluctuated from time to time based on our customers’ needs or other factors outside of our control. To the extent that any of these customers terminates its relationship with us or fails to purchase products or services from us at the anticipated levels, it may negatively impact our results of operations. Furthermore, we often sell our products and solutions in certain jurisdictions through resellers. A single reseller, or a small number of resellers, have historically and may in the future represent a substantial portion of our revenue in a given period. If any such reseller terminates its engagement with us, or will alternatively work on an exclusive basis with any of our competitors, it could negatively impact our results of operations, especially in the short-term. See “Risks Associated with the Global Nature of Our Operations—If we are unable to establish and maintain our relationships with third parties that market and sell our products, our business and ability to grow could be materially adversely affected.”

If we are unable to develop enhancements to our products, increase adoption and usage of our products, and introduce new products and capabilities that achieve market acceptance, our business, financial condition and results of operations may be adversely affected.

Our ability to attract new customers and increase revenue from existing customers depends on numerous factors, including our ability to enhance and improve our existing products, increase adoption and usage of our products, and introduce new products and capabilities. In particular, if we are not able to develop technology that is able to keep pace with new and increasingly complex criminal and fraudulent activities, we may not be able to achieve a return on investment that satisfies our customers. The success of any enhancements or new products depends on several factors, including timely completion, adequate quality testing, introduction to the market, market acceptance and adaptability to changes in the investigative technology landscape. Any products we develop may not be introduced in a timely or cost-effective manner (or at all), may contain errors or defects, or may not achieve the broad market acceptance necessary to generate sufficient revenue. If we are unable to successfully enhance our existing products to meet merchant requirements, increase adoption and usage of our products, or develop new products, our business, financial condition and results of operations may be adversely affected.

If we cannot retain and recruit qualified personnel, our ability to operate and grow our business may be impaired.

We depend on the continued services of our management and employees, particularly our sales and marketing personnel and research and development personnel, to run and grow our business. To remain successful and to grow, we need to retain existing employees and attract new qualified employees, including in new markets and growth areas we may enter, such as employees in the technology sectors. The market for qualified personnel is competitive in the geographies in which we operate and may be limited especially in areas of emerging technology. We may be at a disadvantage to larger companies with greater brand recognition or financial resources or to start-ups or other emerging companies in trending market sectors. Larger companies with whom we compete have expended and will likely continue to expend more resources than we do on employee recruitment and are often better able to offer more favorable compensation and incentive packages than we can. In addition, all of our executive officers and key personnel are at-will employees and may terminate their employment relationship with us at any time. The loss of the services of our key personnel and any of our other executive officers, and our inability to find suitable replacements in a timely fashion, could result in a decline in sales, delays in product development, and harm to our business and operations.

The armed conflict in Ukraine has led to many companies reducing their head count in Ukraine and instead looking to recruit personnel in other eastern European countries, which could lead to increased competition for talented personnel. The high inflation rate in Eastern Europe during fiscal year 2022 has led to a rise in wages, resulting in increased competition in the regions where we operate.

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

Table of Contents COGNYTE SOFTWARE LTD.
impaired. Moreover, if we are not able to properly balance investment in personnel with sales, our profitability may be adversely affected.

Our future success depends on our ability to manage investments in our business and operations properly, execute on growth or strategic initiatives, and enhance our existing operations and infrastructure.

A key element of our long-term strategy is to continue to invest in and grow our business and operations, both organically and through acquisitions. Investments in, among other things, new markets, new products, solutions and technologies, research and development, infrastructure and systems, geographic expansion, and headcount are critical components for achieving this strategy. In particular, we believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, such investments and efforts present challenges and risks and may not be successful (financially or otherwise), especially in new areas or new markets in which we have little or no experience, and even if successful, may negatively impact our profitability in the short-term. To be successful in such efforts, we must be able to properly allocate limited investment funds and other resources, prioritize among technologies opportunities, projects, and implementations, balance the extent and timing of investments with the associated impact on profitability, balance our focus between new areas or new markets and the operation and servicing of our legacy businesses and customers, capture efficiencies and economies of scale, and compete in the new areas or new markets, or with the new solutions, in which we have invested.

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

We have implemented cost reduction efforts; however, these efforts may need to be modified, and if we need to implement additional cost reduction efforts it could materially harm our business.

During 2022, we implemented certain cost reduction efforts to improve our financial results. In connection therewith, we also reduced our headcount. There can be no assurance that these cost reduction efforts will be sufficient. As a result, we may need to implement further cost reduction initiatives across our operations, such as further reductions in the cost of our workforce and/or suspending or curtailing planned programs, either of which could materially harm our business, results of operations and future prospects. We can provide no assurance that we will be able to implement future cost reductions or that we will do so without incurring unexpected or greater than anticipated expenditures. Moreover, we may find that we are unable to achieve cost reduction goals without disrupting our business. As a result, we may choose to delay or forgo certain cost reductions as business conditions require. Failure to continue to improve our operating efficiency could adversely affect our business.

Sales processes for sophisticated solutions and a broad solution portfolio like ours present significant challenges and may be unpredictable.

Table of Contents COGNYTE SOFTWARE LTD.
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

Competition for highly skilled technical and other personnel may result in failure to attract, recruit, retain and develop qualified employees, which could impact our business, financial condition and results of operations.

Our principal research and development is conducted at our headquarters in Israel and in our offices in Romania, Cyprus, Bulgaria and Brazil, in addition to significant elements of our general and administrative activities that are conducted in Israel, and we face competition for suitably skilled employees in these countries. While there has been a reduction in competition for talent recruitment in 2022, we may still face challenges in competing for qualified personnel with companies which have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

In addition, as a result of the competition for qualified human resources, the high-tech markets in Romania, Bulgaria, Brazil and Israel have also experienced and may continue to experience wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-tech industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly decreased in value. Share price declines may reduce the employees’ motivation to continue to work for us and could heighten the risk of employee attrition. As a result of such decrease in value of the employees’ equity, we may be required to pay additional salaries in order to attract qualified personnel, which may significantly increase our salary costs.

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

In light of the foregoing, there can be no assurance that qualified employees will remain in our employ or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract qualified personnel could have a material adverse effect on our business, financial condition and results of operations, and might cause a delay in our ability to meet our customer commitments.

If we fail to manage our offering of a subscription-based model, our revenues and results of operation may be harmed.

For the past few years we have been offering certain of our solutions on a subscription model basis. We estimate that, due to the nature of our solutions and the governmental organizations’ planning and purchasing behavior, governmental organizations’ adoption of a subscription-based model for our solutions will be at a more moderate pace and less predictable compared to other industries that have recently transitioned to a subscription-based model. A subscription-based model may cause us to incur incremental operational, technical, legal and other costs. If we do not successfully manage the subscription-based model, our financial results could be negatively impacted.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

The divestiture of SIS and potential future divestitures may not achieve the intended benefits and change our exposure to other risks and uncertainties.

In December 2022, as part of our ongoing strategic plan to simplify and focus the Company on fewer activities, we sold our Situational Intelligence Solutions (SIS) business. We may continue to pursue divestitures of certain of our businesses or assets as part of our optimization strategy. We make divestments based on, among other considerations, management’s evaluation of or changes in business strategies and performance and valuation of divested businesses or assets. These divestment activities include inherent risks, including potential losses, if the disposed businesses or investments are disposed of at lower than anticipated valuation levels or on other unfavorable terms, as well as a risk of potential post-closing claims for indemnification or breach of transition services obligations. Moreover, divestitures may require us to separate integrated assets and personnel from our retained businesses and devote our resources to transitioning assets and services to purchasers, disrupting our ongoing business and distracting management. Any losses due to our divestments of businesses or disposal of assets could adversely affect our financial performance and may affect the market price of our shares.

Risks Associated with the Global Nature of Our Operations

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

Table of Contents COGNYTE SOFTWARE LTD.
impact on our operating results, financial condition or the expansion of our business. Campaigns of boycotts, divestment and sanctions have also been undertaken against Israel, which could adversely impact our business.

Political conditions within Israel or relationships between Israel and its allies also impact our operations. Israel has held five general elections in the last four years (twice in 2019, once in 2020, once in 2021 and once in 2022), due to the difficulty of forming a stable government under the conditions of Israel’s parliamentary system. The uncertainty surrounding future elections and/or the results of such elections in Israel may continue and the political situation in Israel may further deteriorate. Actual or perceived political instability in Israel or any negative changes in the political environment may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and prospects. Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Because we have significant operations and business around the world, we are subject to geopolitical and other risks that could materially adversely affect our results.

We have significant operations and business around the world, including sales, research and development, manufacturing, customer services and support, and administrative services. The countries in which we have our most significant operations include Israel, Cyprus, Romania, Bulgaria, Brazil and the United States. We also generate significant revenue from customers in more than a dozen other countries, and smaller amounts of revenue from customers in many more countries, including a number of emerging markets. We intend to continue to grow our business internationally.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Following the COVID-19 pandemic, the Company transitioned to a hybrid working model and a greater number of our employees are working remotely and accessing our IT systems and networks remotely. Such hybrid model may further increase our vulnerability to cybercrimes and cyber-attacks and increase the stress on our technology infrastructure and systems. Although we maintain data protection liability insurance, this insurance may not be sufficient to cover all of our losses from any future breaches or failures of our IT systems, networks and services.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Globally, laws such as the General Data Protection Regulation in Europe, state laws in the United States on privacy, data and related technologies, such as the California Consumer Privacy Act, as well as industry self-regulatory codes, create new compliance obligations and expand the scope of potential liability, either jointly or severally with our customers and suppliers. While we have invested in readiness to comply with applicable requirements, these new and emerging laws, regulations and codes may affect our ability to reach current and prospective customers, to respond to both enterprise and individual customer requests under the laws (such as individual rights of access, correction, and deletion of their personal information), and to implement our business models effectively. These new laws may also impact our products and services as well as our innovation in new and emerging technologies. These requirements, among others, may impact demand for our offerings and force us to bear the burden of more onerous obligations in our contracts or otherwise increase our exposure to customers, regulators, or other third parties. Furthermore, the uncertain and shifting regulatory environment may cause concerns regarding data privacy and may create privacy concerns, which could inhibit sales of our services and limit adoption of our platform.

Transferring personal information across international borders is becoming increasingly complex. For example, European data transfers outside the European Economic Area are highly regulated. The mechanisms that we and many other companies rely upon for data transfers, including standard contract clauses, may be contested or invalidated. If the mechanisms for transferring personal information from certain countries or areas, including Europe, should be found invalid or if other countries implement more restrictive regulations for cross-border data transfers (or do not permit data to leave the country of origin), such developments could harm our business, financial condition and results of operations. The costs of compliance with, and other burdens imposed by, these laws, regulations, standards, and obligations, or any inability to adequately address privacy, data protection, or information security-related concerns, even if unfounded, may limit the use and adoption of our solutions, reduce overall demand for our solutions, make it more difficult to meet expectations from or commitments to customers, impact our reputation, or slow the pace at which we close sales transactions, any of which could harm our business, financial condition, and results of operations.

Table of Contents COGNYTE SOFTWARE LTD.

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

Table of Contents COGNYTE SOFTWARE LTD.
Moreover, regulatory requirements are subject to constant updates, modifications and revisions by the authorities adopting and implementing such requirements which result in uncertainty as well as difficulties in planning ahead of time. The increased public awareness in potential human rights violations by governments and organizations using advanced cyber tools, and the resulting heightened scrutiny by the public opinion, privacy NGOs, privacy advocates, the media and others, resulted and may continue to result in regulatory and policy changes from time to time. In the past two years, the Israeli Ministry of Defense tightened the control over cyber exports and in connection therewith imposed additional requirements with respect to obtaining export licenses for certain technologies. The Israeli Ministry of Defense also updates from time to time the countries approved for export of cyber and defense tools by Israeli companies and the list of countries that are exempt from the need to obtain marketing license prior to export of the above. Adapting our practices, policies and procedures to this ever-changing regulatory environment involves resources and time and requires our regulatory compliance teams to be on the watch for any actual or potential changes, and may have an impact on our ability to pursue business opportunities and anticipate the future results.

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

Any of our intellectual property rights may be challenged, narrowed, invalidated, held unenforceable or circumvented in litigation or other proceedings, including, where applicable, opposition, re-examination, inter partes review, post-grant review, interference, nullification and derivation proceedings, and equivalent proceedings in foreign jurisdictions, and such intellectual property or other proprietary rights may be lost or no longer provide us with meaningful competitive advantages. Such proceedings may result in substantial cost and require significant time from our management, even if the eventual outcome is favorable to us.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Table of Contents COGNYTE SOFTWARE LTD.
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

In connection with the spin-off from Verint, we have entered into revolving credit facilities under which we will have the ability to borrow up to $100.0 million. Although as of January 31, 2023, we had no outstanding indebtedness under these facilities, we might be required from time to time to draw down some of or the entire amount available. A high level of debt could have material consequences on our future operations, including:

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

We might require substantial additional financing in order to operate our business, execute our growth strategy and respond to challenges or unforeseen circumstances. Such financing might not be available on commercially reasonable terms, if at all,

Table of Contents COGNYTE SOFTWARE LTD.
including as a result of increasing inflation and interest rates. If we are unable to obtain such financing, on commercially reasonable terms, or at all, we will not be able to, among other things:

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
We report our financial results and most of our revenues are recorded in U.S. dollars. However, substantially all of the research and development expenses of our Israeli operations, as well as a portion of the cost of revenues, selling and marketing, and general and administrative expenses of our Israeli operations, are incurred in New Israeli Shekels. As a result, we are exposed to exchange rate risks that may adversely affect our financial results. If the New Israeli Shekel appreciates against the U.S. dollar or if the value of the New Israeli Shekel declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the New Israeli Shekel, then the U.S. dollar cost of our operations in Israel would increase and our results of operations would be adversely affected. Our Israeli operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of appreciation or devaluation of the New Israeli Shekel against the U.S. dollar. The Israeli annual rate of (deflation) inflation amounted to 5.3%, 2.8%, and (0.7)% for the calendar years 2022, 2021 and 2020, respectively. The annual appreciation of the New Israeli Shekel in relation to the U.S. dollar amounted to 13.2%, 3.3% and 7.0% for the calendar years 2022, 2021 and 2020, respectively.

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

Table of Contents COGNYTE SOFTWARE LTD.
If our goodwill or other intangible assets become impaired, our financial condition and results of operations could be negatively affected.

Because we have periodically executed business combinations, goodwill and other intangible assets represent a material portion of our assets. Goodwill and other intangible assets totaled approximately $127.1 million, or approximately 28.7% of our total assets, as of January 31, 2023. We test our goodwill for impairment at least annually, or more frequently if an event occurs indicating the potential for impairment, and we assess on an as-needed basis whether there have been impairments in our other intangible assets. We make assumptions and estimates in this assessment which are complex and often subjective. These assumptions and estimates can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy or our internal forecasts. To the extent that the factors described above change, we could be required to record additional non-cash impairment charges in the future, which could negatively affect our financial condition and results of operations. Impairment of our goodwill might result in failure to comply with the financial and other restrictive covenants contained in our debt agreements, which in the event of default could result in all or a significant portion of the debt, if any exist, becoming immediately due and payable; See also “Item 3. Risk Factor— Our indebtedness exposes us to leverage risks and subjects us to covenants which may adversely affect our operations. In addition, financing sources may not be available to us.”

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

The 2017 Amendment provides, inter alia, that a technology company satisfying certain conditions may qualify as a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”, as defined in the Investment Law (for Preferred Technological Enterprise which is not located in development area A). In addition, a Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the Israel Innovation Authority (“IIA”).

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

We have examined the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technological Enterprise and have elected to adopt it to the extent we will generate taxable income as of fiscal year end 2022 onwards in which case we will enjoy reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”.

Table of Contents COGNYTE SOFTWARE LTD.

The Israeli government may furthermore independently determine to reduce, phase out or eliminate entirely the benefit programs under the Investment Law, regardless of whether we then qualify for benefits under those programs at the time, which would also adversely affect our effective tax rate and our results of operations.

Our effective income tax rate was (13.4)% for the year ended January 31, 2023, please see “Item 5.A. Operating Results—Components of Results of Operations—Provision for Income Taxes”. Our effective tax rate could change over time as a result of changes in corporate income tax rates or other changes in tax laws of the jurisdictions in which we operate. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions.

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

Table of Contents COGNYTE SOFTWARE LTD.
On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) was enacted in the United States. The TCJA significantly revised the Code and it includes fundamental changes to taxation of U.S. multinational corporations. Compliance with the TCJA requires significant complex computations not previously required by U.S. tax law.

The key provisions of the TCJA, which may significantly impact our current and future effective tax rates, include new limitations on the tax deductions for interest expense and executive compensation and new rules related to uses and limitations of NOL carryforwards. New international provisions add a new category of deemed income from our non-U.S. operations, eliminate U.S. tax on foreign dividends (subject to certain restrictions), and add a minimum tax on certain payments made to foreign related parties. The TCJA amendments to Section 174 of the United States Internal Revenue Code of 1986, as amended (the “Code”) require that specific research and experimental expenditures be capitalized and amortized over five years if incurred in the U.S. or fifteen years if incurred in a foreign jurisdiction beginning in our fiscal 2022. Although Congress is considering legislation that would defer, modify or repeal this capitalization and amortization requirement, the possibility that this will happen is uncertain. If this requirement is not deferred, modified or repealed, it may materially reduce our future cash flows.

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

Further, as a stand-alone public company, we have incurred and will continue to incur significant legal, accounting and other expenses that we did not incur as part of Verint. The provisions of the Sarbanes-Oxley Act of 2002 (“SOX”), as well as rules subsequently adopted by the Securities and Exchange Commission (“SEC”) and Nasdaq, have imposed various requirements on public companies, including changes in corporate governance practices. Compliance with current rules and rules that may ultimately be adopted in the future has made and may make or continue to make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. Management’s attention may also be diverted from other business concerns, which could harm our business and operating results. Additionally, some members of our management team still have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies, which exposes us to greater regulatory and compliance risks.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

If the distribution were determined not to qualify for the treatment described in the U.S. Tax Ruling or the Tax Opinion, or if any conditions in the U.S. Tax Ruling or the Tax Opinion are not observed, then Verint and its shareholders could suffer adverse tax consequences and, under certain circumstances, we could have an indemnification obligation to Verint with respect to some or all of the resulting tax to Verint under the Tax Matters Agreement (the “Tax Matters Agreement”) we entered into with Verint, as described in “Item 7. Major Shareholders and Related Party Transactions—7.B. Related Party Transactions—Agreements Between Verint and Us—Tax Matters Agreement.”

In addition, under the Tax Matters Agreement, we agreed to certain restrictions designed to preserve the tax-free nature of the distribution for U.S. federal income tax purposes. These restrictions may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that might be beneficial and could discourage or delay strategic transactions that our shareholders may consider favorable. Furthermore, we agreed with Verint under the Tax Matters Agreement that we will be primarily responsible for any taxes related to, or arising in connection with our business, including with respect to the period prior to the spin-off. As a result of such undertaking, we have recorded in the fiscal year that ended on January 31, 2023 a $4.7 million tax contingency in connection with a tax position that should have been recognized by Verint beginning with 2019, prior to the spin-off, and related primarily to our business. For further information, please see “Item 5.A. Operating Results—Components of Results of Operations—Provision for Income Taxes” and “Item 7.B. Related Party Transactions—Agreements with Verint—Tax Matters Agreement.”

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

Our historical financial statements prior to the fiscal year ended January 31, 2021 have been derived (carved out) from the Verint consolidated financial statements and accounting records. While we have two full years of audited financial statements as a stand-alone public company, this earlier derived information does not necessarily reflect the financial position, results of operations, and cash flows we would have achieved as a stand-alone public company during the periods presented, or those that we will achieve in the future.

This is primarily because of the following factors:

Table of Contents COGNYTE SOFTWARE LTD.
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

•In connection with the spin-off, Cognyte incurred costs of approximately $0.3 million, $11.6 million and $20.3 million during the fiscal years ended January 31, 2023, 2022 and 2021 respectively.

Therefore, our historical financial information may not necessarily be indicative of our future financial position, results of operations or cash flows, and the occurrence of any of the risks discussed in this “Risk Factors” section, or any other event, could cause our future financial position, results of operations or cash flows to materially differ from our historical financial information.

Risks Related to Our Ordinary Shares

Our share price may be volatile for various reasons

Our share price can be volatile for various reasons, including:

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

•stock sales or purchases by us or our directors, officers, or other significant holders, or stock repurchases by us;

•hedging or arbitrage trading activity by third parties;

•actual or anticipated fluctuations in our results of operations;

•market conditions in our industry and changes in the estimation of the future growth and size of our markets;

•the trading volume of our ordinary shares;

•general economic and market conditions, including with respect to COVID-19; and

•negative media and public exposures.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that

Table of Contents COGNYTE SOFTWARE LTD.
company. For example, in March 2023, a private securities lawsuit was filed in the U.S. against us alleging that we concealed the fact that our business practices violated Meta’s community standards and terms of services and that our stock price dropped after the facts were disclosed. For more information, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.” Such lawsuits could result in substantial costs and divert management’s attention and resources, which could adversely affect our business. Furthermore, given that a significant part of certain of our employees’ compensation is linked to our share price, volatility in our share price may affect our ability to recruit and retain qualified personnel. Lastly, volatility in our share price may adversely impact our ability to make acquisitions using our ordinary shares as consideration, our ability to raise additional funds in the capital markets and our ability to generally execute on our strategy, in turn negatively affecting our business, results of operations and financial condition.

If we do not meet the expectations of securities analysts, if they do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our ordinary shares, or, alternatively, if we do not meet our own earnings guidance, the price of our ordinary shares could decline.

The trading market for our ordinary shares relies in part on the research and reports that securities analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our revenues, our results of operations, or our financial condition are below the estimates or expectations of public market analysts and investors, the price of our ordinary shares could decline. Moreover, the price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. In addition, to the extent we do not meet our earnings guidance, our share price may be adversely affected. The earnings guidance we issue from time to time is based on, among other things, our expectations and assumptions regarding our business and the market we operate in, and there is no assurance that our assumptions and expectations will prove to be accurate.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our business, financial condition and results of operations may be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements and accompanying notes. Actual results could differ materially from these estimates. We base our estimates on assumptions (both historical and forward-looking), trends, and various other assumptions that are believed to be reasonable, as provided in Note 2 to our consolidated financial statements. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, in addition to the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates are used to prepare our consolidated financial statements, including revenue recognition over time, fair value of goodwill, realizability of deferred tax assets and tax uncertainties. Our business, financial condition and results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our ordinary shares.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

We could lose our status as a “foreign private issuer” under applicable securities laws and regulations if more than 50% of our outstanding voting securities were to become directly or indirectly held of record by U.S. holders and any one of the following were true: (i) the majority of our directors or executive officers were U.S. citizens or residents; (ii) more than 50% of our assets were located in the United States; or (iii) our business were administered principally in the United States. If we were to lose our status as a “foreign private issuer” in the future, we would no longer be exempt from the rules described above and, among other things, we would be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur significant additional legal, accounting, and other expenses and would likely have to divert significant management time and resources in order to comply with U.S. domestic issuer requirements.

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

Table of Contents COGNYTE SOFTWARE LTD.

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

As a publicly traded company, we are required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting under Section 404(a) of SOX. We are also required to receive an attestation from our independent registered public accounting firm on the effectiveness of such controls under Section 404(b) of SOX.

Our system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Because of its inherent limitations, our system of internal control over financial reporting may not prevent or detect every misstatement. An evaluation of effectiveness is subject to the risk that the controls may become inadequate because of changes in conditions, because the degree of compliance with policies or procedures decreases over time, or because of unanticipated circumstances or other factors. While our management has concluded that we maintained effective disclosure controls and procedures and internal control over financial reporting as of January 31, 2023, and our independent registered public accounting firm has issued a report attesting to the effectiveness of our internal controls over financial reporting as of such date, we cannot be certain at this time that all of our controls will be considered effective and our internal control over financial reporting may not satisfy the regulatory requirements going forward. As a result, we cannot assure you that our internal controls will prevent or detect every misstatement, that material weaknesses or other deficiencies will not occur or be identified in the future or that future restatements will not be required. A determination that our internal controls are not effective and any remedial actions required could divert internal resources and take a significant amount of time and effort to complete, and could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. We could experience higher than anticipated operating expenses and higher independent auditor fees during and after the implementation of these changes. Further, the reliability of our financial statements may be questioned and our share price may suffer. Any of these outcomes could materially and adversely affect our business and your investment in our ordinary shares.

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

Table of Contents COGNYTE SOFTWARE LTD.

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

Under our amended and restated articles of association, the competent courts of Tel Aviv, Israel are the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. Such exclusive forum provision in our amended and restated articles of association will not relieve the Company of its duties to comply with federal securities laws and the rules and regulations thereunder, and shareholders of the Company will not be deemed to have waived the Company’s compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with the Company or its directors or other employees which may discourage lawsuits against the Company, its directors, officers and employees.

Our amended and restated articles of association provide that, unless we consent to an alternative forum, the federal district courts of the United States shall be the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act.

Our amended and restated articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for any claim asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction, as Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers and employees. Additionally, there is uncertainty as to whether a court would enforce the exclusive forum provisions relating to causes of actions arising under the Securities Act. If a court were to find these provisions of our amended and restated articles of association inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

General Development of Business

Our business has grown significantly over more than two decades through a combination of organic growth and small acquisitions, primarily technology tuck-ins. We have also expanded our geographical footprint. As we have grown, we have expanded our solutions portfolio from an initial focus on products for lawful communications interception to a provider of investigative analytics software that empowers a variety of government and other organizations with Actionable Intelligence® to accelerate and conduct investigations and derive insights with which they successfully identify, neutralize, and tackle threats to national security and address different forms of criminal and terror activities.

Principal Capital Expenditures

Our capital expenditures amounted to $11.7 million, $17.8 million and $19.3 million during the fiscal years ended January 31, 2023, 2022 and 2021, respectively, primarily consisting of expenditures related to capitalized software development costs, internal-use software and development costs and lab equipment.

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

The SIS Divestiture

In December 2022, as part of our ongoing strategic plan to simplify and focus the Company on fewer agendas, we sold our Situational Intelligence Solutions (SIS) business.

4.B. BUSINESS OVERVIEW

Overview

We are a global leader in investigative analytics software that empowers a variety of government and other organizations with Actionable Intelligence for a Safer World™. Our open interface software is designed to help customers accelerate and improve the effectiveness of investigations and decision-making. Hundreds of customers rely on our solutions to accelerate and conduct

Table of Contents COGNYTE SOFTWARE LTD.
investigations and derive insights with which they identify, neutralize, and tackle threats to national security, and address different forms of criminal and terror activities.

Demand Trends

We believe that the following trends are driving demand for our solutions:

•Security Threats are Becoming More Difficult to Detect and Mitigate. Organizations face a variety of security challenges, including threats from well-organized, well-funded entities. These threats are becoming increasingly more difficult to detect as bad actors take advantage of the latest technologies to avoid exposure. The ability to rapidly conduct investigations to detect and mitigate threats is critical to organizations. Advanced investigative analytics software can help organizations accelerate their investigations to detect and mitigate highly sophisticated threats quickly and effectively. As a result, there is ongoing market demand, from many countries around the world, for such advanced software.

•Data is Growing Rapidly and is Highly Fragmented. The growing volume, types and complexity of structured and unstructured data requires new methods and more skilled resources to support investigations and quickly generate actionable insights where that data is involved. In addition, in many security organizations, data required for investigations is often fragmented and siloed. As a result, organizations are seeking solutions that can help them fuse large amounts of data from many different sources available to them to generate analytics and valuable insights upon which they can make effective decisions and act promptly.

•Organizations Are Increasingly Adopting Open Interface Software. Historically, organizations have built proprietary solutions with the help of integrators and internal development resources. Such solutions present limitations in terms of keeping pace with the rapid evolution of technology. As a result of rapid technology changes, many organizations are looking to replace proprietary solutions with open interface software that can be easily integrated into their environments and frequently updated with the latest analytics and artificial intelligence (AI) technologies.

Our Strategy

We believe our technology and domain expertise position us to capitalize on the demand for investigative analytics solutions and, as such, our strategy is to:

•Empower Organizations with Broad Analytics Solutions to Address Ever-Growing and Changing Challenges. Our two decades of investigative analytics software market leadership and experience serving hundreds of customers in more than 100 countries, enable us to bring unique know-how and expertise to the development of our investigative analytics platform and solutions. Today, our platform and solutions address a wide spectrum of investigative needs to address ever-evolving threats and challenges faced by organizations. Our strategy is to make investments to enhance our platform and solutions, address new use cases, enhance our artificial intelligence capabilities, and empower our customers with Actionable Intelligence® to manage their investigation priorities.

•Expand Existing Customers’ Adoption of Open Interface Software. Our open interface software strategy enables our customers to address many use cases. With our open interface software, our customers can deploy the capabilities they need based on their priorities and add more of our solutions and other capabilities over time. Our customers benefit from the rapid technological updates made to our software as well as third party solutions that may enhance our offerings. We can benefit from increased open interface software adoption through repeat business and the ability to grow revenue from our existing customer base. We will continue to encourage our customers and system integrator partners to leverage our open interface software and provide them with frequent updates applying the latest innovative technologies to drive broader adoption of our solutions.

•Expand Across New Government Organizations. Our leadership position in investigative analytics and our solutions’ ability to address a wide range of security and civil use cases provide us with the opportunity to win new government customers. Many government customers have built proprietary systems. Our strategy is to augment or replace such systems, providing customers with more agile responses to their evolving challenges.

Our Technology

The volume and complexity of data in today’s world can be overwhelming to governmental and enterprise organizations and impact their ability to leverage data available to them to conduct investigations effectively. Advanced big data technology,

Table of Contents COGNYTE SOFTWARE LTD.
connectors to a multitude of data sources, AI and analytics technology have become a necessity for these organizations when looking to generate actionable insights as part of their multi data source investigations.

Modern investigations require analysts, investigators, and data scientists to parse through large amounts of data in order to extract insights, evidence, and leads. This data is both structured and unstructured and typically resides in many organizational silos. Our open-interface, modular and scalable analytics platform help customers capture data from multiple sources, fuses such data and generates analytics by applying AI technology, thereby creating a holistic investigation picture. Our analytics platform equips organizations with answers to varied investigative questions.

Our analytics platform:

•help customers to capture, fuse and enrich large-scale and varied data sets to present a clear, logical and cohesive picture of, among other things, people, places, organizations and events;

•easily integrates with customers’ and third-parties’ data sources to enable fusion of such data to generate and analytics and valuable insights;

•provides our customers and system integrator partners with the ability to develop customized software and apply data science to meet our customers’ evolving needs; and

•provides investigators and analysts with a working environment that enables the exploration of hypotheses and supports quick and effective decision-making by revealing insights, patterns, and hidden relations based on a holistic and data-driven view.

Our analytics platform architecture is comprised of a few key components:

•Data Fusion. Facilitating ingestion and fusion of data from many different customer sources available to them. The platform supports virtually any type of data repository, including a Dynamic Data Modeling Studio (“DDM Studio”), extract, transform, load (“ETL”) and application programming interface (“API”), which allows users to add and integrate with diverse sources, for both current and future needs.

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

Our Solutions

Our customers are responsible for addressing a broad range of investigative use cases including criminal and terror activities, cyber-attacks, financial crime, fraud and other threats. They seek investigative analytics platforms and solutions to transform their operations and drive more strategic outcomes.

Investigations can vary in length from several days to several years. Some investigations end without resolution due to lack of sufficient insight. More complex investigations can also be very expensive and labor intensive as they involve massive data fusion from many different sources and a challenging process of identifying connections and providing actionable insights to reach conclusions and prevent threats.

Table of Contents COGNYTE SOFTWARE LTD.
The stakes are high for our customers. An inability to conduct effective and timely investigations can result in attacks that cost lives and cause significant damage and disruption. Therefore, our customers are constantly looking for solutions that help them shorten the investigative cycle and drive a higher percentage of conclusive outcomes.

Our solutions are designed to support multiple use cases and a variety of users, including data analysts, investigation managers, security operations center (“SOC”) operators, as well as operational field teams. Visualization and workflows enable even non-technical users to easily operate the solutions within our platform. Additionally, our solutions enable skilled analysts and data scientists to perform advanced data investigations by developing and implementing their own algorithms and data models for specific analytical tasks.

Our modular platform allows our customers and system integrator partners to add from our solutions in accordance with their evolving needs. Our customers can deploy the capabilities they need based on their priorities and add more of our solutions and other capabilities over time.

We offer a broad set of solutions that can be described along the following categories:

•Network Intelligence Analytics - Our analytics software helps security organizations generate critical predictive and real-time insights from large amounts of structured data fused from a wide range of communication network sources leveraging advanced analytics, AI, machine learning and automation technologies.

•Open Source and Threat Intelligence Analytics – We provide governments’ and enterprises’ security organizations and investigative teams with analytics and threat detection software that covers all layers of the constantly evolving global sources. Investigators and SOC teams can uncover critical and near real-time insights by fusing data from multiple sources to rapidly detect developing threats.

•Operational Intelligence Analytics– Our Operational Intelligence Analytics software and solutions help field security units carry out operational missions and generate real-time or near real-time insights to support and ensure successful completion of security missions.

Our customers use our solutions to help address a broad range of investigative requirements. The examples below (in alphabetical order) illustrate certain use cases that we help our customers address with our technology:

Cyber Threats

Governments are fighting a battle on many fronts as bad actors use the cyber domain across borders.

Our solutions enable governmental organizations to gather mass amounts of data to analyze and enrich the data, filter out the noise and reach actionable insights. Our solutions provide our customers with the ability to identify suspicious indicators based on historical data analysis, perform advanced monitoring and automatically flag suspicious behavior and patterns in order to identify attacks before they can do serious damage.

Drug Trafficking

Governmental security organizations are conducting complex, multi-layered investigations to uncover and disrupt cross-border webs of criminal activities along the entire drug trafficking supply chain – from the sourcing of raw materials to the production of the illicit drugs and distribution of the final product. In addition, organizations seek to uncover the illegal proceeds which criminals attempt to launder.

Our solutions provide our customers with the capability to fuse data from siloed sources - such as arrest and prison records, network data, financial transactions, flight records, property records and more – and to employ link analysis to uncover hidden connections between people, criminal organizations, companies, bank accounts and other entities.

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

To help investigators, we offer software that leverages machine learning algorithms and blockchain analytics to gain valuable insights and accelerate financial crime investigations.

Fraud

Civil agencies face growing volumes of fragmented data, making it increasingly difficult for them to identify fraudulent activities and bad actors. The inability to act upon these threats on time may result in financial losses, trade problems and even risks to public safety.

Our solutions accelerates data-driven decision making by providing analysts with a cohesive view of all available data and democratizing the power of AI. This aims to enable them to reach previously unattainable insights, and rapidly assess risks, conduct investigations, mitigate threats, boost revenue collection, and optimize resources across multiple disciplines and use cases.

Organized Crime

Security and civil agencies seek to identify members of criminal organizations, understand the organization’s ecosystem, including their leadership, funding sources and intentions, and ultimately prevent crimes before they happen and generate evidence. In today’s digital world, criminals leave behind many digital footprints that can be very useful in accelerating investigations. The amount of digital information that is available to agencies is growing rapidly, but it is also very fragmented and siloed, making it difficult to analyze in order to find actionable insights.

Our solutions help governmental agencies to disrupt and mitigate activities of criminal organizations.

Terror Activities

The national security mission grows more complex as extremists and bad actors leverage the web and social media for recruitment, fundraising and communications. Security analysts are often overwhelmed with data, and must identify potential terror threats in a timely and accurate manner, after which law enforcement must rapidly investigate and bring suspects to justice.

Our solutions enable security analysts and investigators to fuse massive volumes of fragmented data. As a result, they can develop comprehensive profiles of suspects correlating information from multiple sources.

Our Customers

We sell our investigative analytics solutions to hundreds of customers, primarily in the government sector across more than 100 countries.

Our customers are addressing a broad range of challenges and utilize our solutions to accelerate and conduct investigations and derive insights with which they identify, neutralize and tackle threats to national security and address different forms of criminal and terror activities.
Our customers typically do not allow us and other vendors to disclose our relationship with them or to publicly discuss the nature of the solutions they purchase. In our market, confidentiality is critical and as a trusted provider we make it a priority to comply with our customers’ confidentiality requirements.

Market Description and Opportunity

We generate the substantial majority of our revenue from contracts with government agencies around the world, and we expect that government contracts will continue to be the most significant source of our revenue for the foreseeable future. We believe that the addressable market for our solutions, both through expansion within our existing customer base and with new customers, is substantial. We believe that a need for and the demand for solutions like ours, will continue to grow and be significant in the future. Nevertheless, given the dependency of our market opportunity on the macroeconomic environment, and the fluctuations in the geopolitical and other global conditions, we are not in a position to calculate the size of the total addressable market that is relevant to our Company.

Sales

Table of Contents COGNYTE SOFTWARE LTD.
We sell globally and organize our sales force primarily in geographical teams across territories. Mostly, each regional team is responsible for both direct sales and the partner network in that territory, including sales to existing customers and adding new customers. Recently, given the macroeconomic environment, we refocused our sales organization on where we believe our best opportunities exist. In the years ended January 31, 2023, 2022 and 2021, respectively, we derived approximately 20%, 17% and 20% of our revenue from sales to end users located in the Americas region. In the years ended January 31, 2023, 2022 and 2021, respectively, we derived approximately 43%, 39% and 42% of our revenue from sales to end users located in the EMEA region. In the years ended January 31, 2023, 2022 and 2021, respectively, we derived approximately 37%, 44% and 38% of our revenue from sales to end users located in the Asia-Pacific (“APAC”) region.
Winning large contracts often requires a longer, high-touch sales process that may include responding to a Request for Proposal and/or delivering a Proof of Concept. We believe that our ability to demonstrate to customers the value that can be created with our differentiated solutions is critical to winning large contracts.

The majority of our orders are generated from existing customers expanding their usage of Cognyte solutions they have already deployed or the purchase of new solutions from our portfolio to be deployed in other areas of their operations. Revenue recognized from existing customers was approximately 97% for the year ended January 31, 2023 and approximately 96% and 95% for each of the years ended January 31, 2022 and 2021 respectively, with the remainder of our revenue attributable to new customers. Our sales force provides customers with regular updates on new solutions and assists them in evaluating the benefits of such solutions to address security challenges. In many cases, a new order from an existing customer will include both an expansion as well as the addition of new solutions.”

Initial orders from new customers are often small, and over time, as the customer develops trust in our partnership, they expand with larger follow-on orders.

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

Customer Support

Our solutions are generally sold with a customer support plan to help customers ensure the ongoing, successful use of our mission-critical solutions in their environment. We offer various customer support plans with varying prices. We also offer support plans to partners where they are responsible for providing support to end users.

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

Integration Services

In some cases, we deliver system integration services to integrate our solutions with the customer’s environment, software customization, and the purchase and deployment of third-party hardware components.

We also certify system integrator partners to enable them to sell or deliver system integration services. This provides customers with more choices and is consistent with our open solution strategy.

Seasonality

Table of Contents COGNYTE SOFTWARE LTD.
Our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations due to certain purchasing patterns of some of our customers. Typically, except for the year ended January 31, 2023, our revenue and operating income are highest in the fourth quarter. Moreover, revenue and operating income in the first quarter of a new year may be lower than in the fourth quarter of the preceding year, in some years, potentially by a significant margin. In addition, we generally receive a higher volume of orders in the last month of a quarter, with orders concentrated in the latter part of that month. While seasonal factors such as these are common in the software industry, this pattern should not be considered a reliable indicator of our future revenue or financial performance. Many other factors, including general economic conditions, also have an impact on our business and financial results. See “Item 3. Key Information—3.D. Risk Factors” for a more detailed discussion of factors which may affect our business and financial results.

Research and Development

To support our innovation, we make significant investments in research and development (“R&D”) every year. We allocate our R&D resources in response to rapidly evolving technological and customer requirements. We believe our broad base of longstanding customer relationships provide us with valuable insights into our customers’ needs and allow us to focus our R&D efforts accordingly.

Our development team includes highly qualified software engineers, product managers, data scientists, and architects. As of the year ended January 31, 2023 we employed approximately 786 people in product and R&D roles globally, primarily in Israel, Romania, Cyprus, Bulgaria, and Brazil. See “Item 3. Key Information—3.D. Risk Factors—Market and Strategy Risks— If we cannot retain and recruit qualified personnel, our ability to operate and grow our business may be impaired.”

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

Patents

As of January 31, 2023, we had over 300 patents and patent applications worldwide. We regularly review new areas of technology related to our businesses to determine whether they can and should be patented.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Our global and regional large security competitors include, among others, BAE, DataWalk, Elbit, IAI, L3/Harris, Palantir, Rohde Schwarz, and Thales. Our point solution competitors include, among others, Cellxion, JSI, Octasic and SS8. Our market is competitive with a fragmented set of competitors. We typically see vendors that only compete with us in a certain geography, use case or point solution.

When facing competition from our customers’ own information technology departments, we differentiate our solutions based on deep domain expertise based on two decades of serving our customers and their changing needs, successful track record in operational deployments and our significant R&D investment over many years and quicker software and technology updates. In some cases, customers are looking for specific customizations and the open and modular nature of our solutions enables the customer (or their system integrator of choice) to add such customizations to our solutions.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Corporate Tax in Israel—General

Israeli resident companies are generally subject to the ordinary corporate tax on their taxable income at the rate of 23% (in 2018 and thereafter). However, the effective tax rate payable by a company that derives income from a Preferred Technology Enterprise, Preferred Enterprise, or a Beneficial Enterprise (as discussed below) may be considerably lower. In general, Capital gains derived by an Israeli resident company are subject to tax at the ordinary corporate tax rate (except in some cases according to the Law for the Encouragement of Capital Investments, 1959
(the “Investment Law”), where the relevant conditions are met - as described below).

Table of Contents COGNYTE SOFTWARE LTD.
A company’s income that is attributed to its Beneficial Enterprise is subject to a lower tax rate. These tax benefits are available to us provided that we meet various conditions. These tax benefits may be terminated or reduced in the future, which could increase our costs and taxes. In 2018, Cognyte obtained a ruling from the ITA providing that Cognyte, subject to certain conditions, shall continue benefiting from the tax benefits applicable to the Beneficial Enterprise, as further detailed below.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), provides certain tax benefits for an “Industrial Company”. The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company incorporated in Israel, which 90% or more of its income in the tax year, other than income from certain government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition in section 3A of the Israeli Tax Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in any given tax year is production activity.

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

Eligibility for benefits under the Industry Encouragement Law is subject to compliance with the terms defined under law but is not contingent upon the approval of any governmental authority.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Investment Law provides certain incentives for capital investments in production facilities (or other eligible assets). Pursuant to the 2005 amendment of the Investment Law (the “2005 Amendment”, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force, but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the amendment of the Investment Law made effective as of January 2011 (the “2011 Amendment”) introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The amendment of the Investment Law made effective as of 2017 (the “2017Amendment”) introduced new benefits for Technological Enterprises (as defined in the 2017 Amendment), alongside the existing tax benefits.

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

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficial Enterprise depend on, among other things, the geographic location in Israel of the Beneficial Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on income that is not distributed to the shareholders as a dividend for a period of between two to ten years (and under certain conditions for additional period),

Table of Contents COGNYTE SOFTWARE LTD.
depending on the geographic location of the Beneficial Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the percentage of non-Israeli ownership and investment in the company each year. A company qualifying for tax benefits under the 2005 Amendment that pays a dividend out of income derived by its Beneficial Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or a lower rate depending on the percentage of non-Israeli shareholding. Dividends paid out of income attributed to a Beneficial Enterprise are generally subject to withholding tax at source at the rate of 15% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate) or a lower rate as may be applicable according to the relevant tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate) during the benefits period and actually paid at any time up to 12 years thereafter (except with respect to a Foreign Investor’s Company, in which case the 12-year limit does not apply).

On November 15, 2021 the Investment Law was amended to provide, on a temporary basis, a reduced corporate income tax upon the distribution or release, within a year from such amendment, of tax-exempt profits derived by Beneficial Enterprises. The reduced tax rate will be determined based on a formula, by up to 60% reduction, but not less than 6% corporate income tax rate. In order to qualify for the reduction, the taxpayer will also have to invest certain amounts in productive assets and research and development in Israel. Cognyte did not elect to apply for the aforementioned temporary order.

In addition to the temporary amendment, the Investment Law was also amended to reduce the ability of companies to retain the tax-exempt profits while distributing dividend from previously taxed profits. Accordingly, effective August 15, 2021, dividend distributions will be treated as if made on a pro-rata basis from all types of earnings, including exempt profits, thus triggering additional corporate income tax. It should be noted that as of November 15, 2021, Cognyte did not distribute any dividend and does not intend to do so in the near future.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

“Preferred Technological Enterprise” will enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”, (with respect to Preferred Technological Enterprise which is not located in development area A), as defined in the Investment Law. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $60 million), and the sale receives prior approval from the Israel Innovation Authority (“IIA”).

Dividends distributed by a Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20%, or a lower tax rate as may be applicable according to the relevant tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are being distributed to a foreign company and other conditions are met (including that the distributing company is held by non-Israeli companies which hold at least 90% of such distributing company), the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). These rates also apply under certain circumstances in case Cognyte distributes dividends sourced to the Preferred Technological Income of a subsidiary which is a Preferred Technological Enterprise.

4.C. ORGANIZATIONAL STRUCTURE

Organizational Structure

The legal name of our company is Cognyte Software Ltd. and we are incorporated under the laws of the State of Israel.

Significant Subsidiaries

Below is a list of subsidiaries that have total assets exceeding 10% of our combined assets, or revenues in excess of 10% of our combined sales:

Name	Country of Incorporation	% of Equity Interest
SYBORG Informationssysteme b.h. OHG	Germany	100
UTX Technologies Limited	Cyprus	100
Cognyte Technologies Israel Ltd.	Israel	100

4.D. PROPERTY, PLANTS AND EQUIPMENT

Our corporate headquarters is located in Israel. The principal office for our international operations, which is also our registered office, is located in Israel.

Table of Contents COGNYTE SOFTWARE LTD.
We believe that our current manufacturing and production facilities have adequate capacity for our short and medium-term needs. To ensure that we have sufficient manufacturing capacity to meet future production needs, we regularly review the capacity and utilization of our manufacturing facilities.

Major Facilities

The following table sets forth our most significant facilities as of January 31, 2022:

Location	Size of Site (in square feet)	Held	Lease Term	Major Activity
Herzliya, Israel	175,645	Leased	2025	Administrative, research and development, sales, marketing and support services
Florianopolis, Brazil	21,453	Leased	2024	Research and development, sales and support services
Borovo, Bulgaria	21,943	Leased	2024	Research and development
Limassol, Cyprus	43,658	Leased	2026	Research and development and support services

We believe that we have satisfactory title to our plants and facilities in accordance with standards generally accepted in our industry. We believe that all of our production facilities are in good operating condition. As of January 31, 2023, the combined net book value of our property, plant and equipment was $25.9 million.

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

Background and Recent Developments

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

Table of Contents COGNYTE SOFTWARE LTD.
Cognyte incurred separation costs of approximately $0.3 million, $11.6 million and $20.3 million during the fiscal years ending January 31, 2023, 2022 and 2021, respectively. These costs include developing stand-alone information systems and related information technology costs, third-party advisory, consulting, legal and professional services, as well as other costs that are incremental and one-time in nature that are related to the spin-off. The majority of these costs were financed through ongoing operations and existing cash, cash equivalents and short-term investments.

Additionally, due to the loss of economies of scale and the necessity of establishing independent functions for each company, the separation from Verint resulted in dis-synergies to Cognyte of approximately $16.5 million for the year ended January 31, 2022. These costs are primarily associated with corporate functions such as finance, legal, information technology and human resources.

COVID-19 Pandemic

The COVID-19 pandemic has reached all of the regions in which we do business. Companies around the world, including us, our customers, partners, and vendors, have implemented actions in response, including among others, office closings, site restrictions, and employee travel restrictions.

We have seen an improvement in the business environment in 2022 after an initial downturn in early 2020 and 2021; however, during these years, our revenue was negatively impacted by delays and reduced spending attributed to the impact of the COVID-19 pandemic on our customers’ operational priorities and as a result of cost containment measures that they have implemented. Many of our customers are government agencies, and their budgets have been and may continue to be impacted due to the efforts taken to combat the pandemic and the economic consequences resulting therefrom. If some of our government customers experience budget shortfalls, they may decide to forgo using our services.

Furthermore, an additional regional or global health epidemic or pandemic, including variants of COVID-19, as well as the implementation of measures attempting to contain and mitigate the effects of such epidemic or pandemic, may disrupt our operations and reduce demand for our products and services.

In addition, as a result of the COVID-19 pandemic, we have implemented a hybrid working model whereby some of our employees are working a portion or all of their time remotely. It is possible that widespread remote work arrangements may have a negative impact on our operations, the execution of our business plans, the productivity and availability of key personnel and other employees necessary to conduct our business, and on third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices. The increase in remote working may also result in increased privacy, data security, and fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenges, particularly as regulatory guidance evolves in response to future developments. Such risks could materially and adversely affect our business and results of operations.

War in Europe

On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Russia’s military actions against Ukraine have led to an unprecedented expansion of export restrictions and sanctions imposed by the United States, the European Union, the United Kingdom, and numerous other countries against Russia and Belarus. In addition, Russian authorities have imposed significant currency control measures, other sanctions and imposed other economic and financial restrictions. The situation is rapidly evolving, and further sanctions and export restrictions could negatively impact the global economy and financial markets and could adversely affect our business. The length and impact of the ongoing military conflict is highly unpredictable, and has led to and could continue creating market disruptions, including significant volatility in commodity prices, credit and capital markets, restrictions on international trade as well as supply chain interruptions.

We are continuing to monitor the situation in Ukraine and assessing its potential impact on our business. While we do not trade with any Russian or Belarusian governmental agencies or with any of the entities which are subject to sanctions, any of the above-mentioned factors could adversely affect our business, prospects, financial condition, and operating results and/or exacerbate other risks highlighted in this Annual Report. The extent and duration of the military action, sanctions and resulting market disruptions are currently impossible to predict, but could be substantial. Additionally, disruptive impacts of the conflict on other countries in Eastern Europe, including Bulgaria and Romania, where we have operations and facilities, could be prolonged, which may require us to reevaluate our operations there and/or otherwise harm our business. In addition, in response to the armed conflicts, governments may allocate budgets to military or other immediate needs, at the expense of our solutions.

The SIS Divestiture

Table of Contents COGNYTE SOFTWARE LTD.
In December 2022, as part of our ongoing strategic plan to simplify and focus the Company on fewer agendas, we sold our Situational Intelligence Solutions (SIS) business.

Demand Trends

We believe our technology and domain expertise position us to capitalize on the demand for investigative analytics solutions and, as such, our strategy is to:

•Empower Organizations with Broad Analytics Solutions to Address Ever-Growing and Changing Challenges. Our two decades of investigative analytics software market leadership and experience serving hundreds of customers in more than 100 countries, enable us to bring unique know-how and expertise to the development of our investigative analytics platform and solutions. Today, our platform and solutions address a wide spectrum of investigative needs to address ever-evolving threats and challenges faced by organizations. Our strategy is to make investments to enhance our platform and solutions, address new use cases, enhance our artificial intelligence capabilities, and empower our customers with Actionable Intelligence® to manage their investigation priorities.

•Expand Existing Customers’ Adoption of Open Interface Software. Our open interface software strategy enables our customers to address many use cases. With our open interface software, our customers can deploy the capabilities they need based on their priorities and add more of our solutions and other capabilities over time. Our customers benefit from the rapid technological updates made to our software as well as third party solutions that may enhance our offerings. We can benefit from increased open interface software adoption through repeat business and the ability to grow revenue from our existing customer base. We will continue to encourage our customers and system integrator partners to leverage our open interface software and provide them with frequent updates applying the latest innovative technologies to drive broader adoption of our solutions.

•Expand Across New Government Organizations. Our leadership position in investigative analytics and our solutions’ ability to address a wide range of security and civil use cases provide us with the opportunity to win new government customers. Many government customers have built proprietary systems. Our strategy is to augment or replace such systems, providing customers with more agile responses to their evolving challenges.

Basis of Presentation

Our consolidated financial statements were prepared on a stand-alone basis for the first time for the year ended January 31, 2022 and were prepared in accordance with GAAP.

Our financial statements for the year ended January 31 2021 have been derived from the consolidated financial statements and accounting records of Verint as if we had operated on our own during the periods presented and were prepared in accordance with GAAP.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Goodwill

Goodwill is the excess of the aggregate purchase price paid over the fair value of the net tangible and identifiable intangible assets acquired. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We have determined that we operate as one reporting unit and have selected January 31 as the date to perform our annual impairment test. In the valuation of our goodwill, we must

Table of Contents COGNYTE SOFTWARE LTD.
make assumptions regarding estimated future cash flows to be derived from our business. If these estimates or their related assumptions change in the future, we may be required to record impairment for these assets.

In testing for goodwill impairment, we may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount. If we elect to bypass a qualitative assessment, or if our qualitative assessment indicates that goodwill impairment is more likely than not, we perform quantitative impairment testing. If our quantitative testing determines that the carrying value of our reporting unit exceeds its fair value, goodwill impairment is recognized in an amount equal to that excess, limited to the total goodwill allocated to the reporting unit. There was no impairment of goodwill recorded for the years ended January 31, 2023, 2022 and 2021 as the fair value substantially exceeded the carry amount of the reporting unit for each of these years.

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

Fiscal 2022 Impairment Testing

Management performed its annual goodwill testing as of January 31, 2023. Cognyte elected to bypass the qualitative analysis for the reporting unit goodwill. See additional discussion in the "Reporting Unit Impairment Analysis" section below.

Reporting Unit Impairment Analysis

In conjunction with Cognyte’s annual goodwill impairment testing as of January 31, 2023, management performed a quantitative impairment analysis of the reporting unit that holds goodwill. The decision to bypass the optional qualitative impairment assessment and proceed directly to a quantitative impairment analysis was primarily based on the significantly low market value of our stock price on the NASDAQ.

The fair value of the reporting unit as of January 31, 2023 for which we performed quantitative impairment tests was estimated using a combination of 33% weighting to income approach, which incorporates the use of the discounted cash flow method, and 33% weighting to market approach, which incorporates the use of earnings and revenue multiples based on market data as well as 33% weighting to the market approach which incorporates trailing average of the stock price and market participant acquisition premium. For the income approach, we used projections, which require the use of significant estimates and assumptions to the reporting unit. The assumptions include revenue growth, profit margins, terminal value growth rates, capital expenditures projections, assumed tax rates, discount rates and other assumptions deemed reasonable by management. For the market approach, we used judgment in identifying the relevant comparable-company market multiples as well as assumptions related to market participant acquisition premium.

Based on the quantitative impairment analysis, management concluded the goodwill was not impaired. The estimated fair values of the reporting unit exceeded the carrying values by $84.0 million. The fair value of the reporting unit goodwill at the January 31, 2023 testing date was $305 million.

Management's revenue and profitability forecasts used in the reporting unit valuations considered historical performance, strategic initiatives and industry trends. Assumptions used in the valuations were similar to those that would be used by market participants performing independent valuations of the business. Key assumptions developed by management and used in the quantitative analysis of the reporting unit include:
• Financial projections and future cash flows, including a base year reflecting actual results, revenue growth and profitability improvement throughout the forecast period that reflects the long-term strategy for the business, and terminal growth rates based on the expected long-term growth rate of the business;
• Tax rates based on the statutory rates for the countries in which Cognyte operates;
• Market-based discount rates; and
• Market participant acquisition premium.

The valuation model used by management in the impairment testing assumes revenue growth and profitability improvement, including execution of its long-term growth strategy. If Cognyte will fail to achieve the financial projections, an impairment of the reporting unit goodwill could occur in the future. Management performed sensitivity analyses on the impairment models used to test the reporting unit goodwill. In doing so, management determined that individual changes of a 20% decrease in the

Table of Contents COGNYTE SOFTWARE LTD.
compound annual growth rate for EBITDA or a 490 basis-point increase in the discount rate used in the discounted cash flow model resulted in the estimated fair value of the reporting unit to be below its carrying value, which would result in impairment.

Management’s Use of Estimates and Assumptions

Management made its estimates based on information available as of the date of our assessments, using assumptions we believe market participants would use in performing an independent valuation of the business. It is possible that Cognyte’s conclusions regarding impairment of goodwill could change in future periods. There can be no assurance that the estimates and assumptions used in our goodwill impairment testing will prove to be accurate predictions of the future, if, for example, (i) the businesses do not perform as projected, (ii) overall economic conditions in Fiscal 2023 or future years vary from current assumptions (including changes in discount rates), (iii) business conditions or strategies change from current assumptions, including loss of major customers, or (iv) enterprise values of comparable publicly traded companies, or actual sales transactions of comparable companies, were to decline, resulting in lower multiples of revenues and EBITDA.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Results of Operations

The following discussion includes a comparison of our results of operations and liquidity and capital resources for the years ended January 31, 2023 and 2022. A discussion regarding our financial condition and results of operations for the year ended January 31, 2022 compared to the year ended January 31, 2021 can be found under Item 5 in our Annual Report on Form 20-F for the fiscal year ended January 31, 2022, filed with the SEC on April 5, 2022, which is hereby incorporated by reference herein and considered part of this Annual Report on Form 20-F only to the extent referenced and is available free of charge on the SEC’s website at www.sec.gov and our website at www.cognyte.com/investors.

Overview of Operating Results

The following table sets forth a summary of certain key financial information for the years ended January 31, 2023, 2022, and 2021:

	Year Ended January 31,
(in thousands)	2023	2022	2021
Revenue	$312,062	$474,042	$443,458
Operating (loss) income	$(103,323)	$10,961	$18,276
Net (loss) income attributable to Cognyte Software Ltd.	$(114,132)	$(14,890)	$14,203

Our revenue decreased approximately $162.0 million, or 34%, from $474.0 million in the year ended January 31, 2022 to $312.1 million in the year ended January 31, 2023. The decrease consisted of a $111.7 million decrease in software revenue, a $25.9 million decrease in software service revenue and a $24.4 million decrease in professional service and other revenue. For additional details on our revenue, see “—Software Revenue, Software Service Revenue, and Professional Service and Other Revenue.” Revenue from end users located in the Americas, EMEA and APAC represented approximately 20%, 43% and 37% of our total revenue, respectively, in the year ended January 31, 2023, compared to approximately 17%, 39% and 44%, respectively, in the year ended January 31, 2022.

Operating loss was $103.3 million in the year ended January 31, 2023 compared to operating income of $11.0 million in the year ended January 31, 2022. This decrease in operating income was primarily due to a $149.5 million decrease in gross profit. This decrease was partially offset by a $35 million decrease in operating expenses, which primarily consisted of a $31.5 million decrease in selling, general and administrative expenses, a $3.0 million decrease in net research and development expenses, and a $0.7 million decrease in amortization of other acquired intangible assets.

Net loss attributable to Cognyte was $114.1 million in the year ended January 31, 2023, compared to net loss attributable to Cognyte of $14.9 million in the year ended January 31, 2022. The increase in net loss attributable to Cognyte in the year ended January 31, 2023 was primarily due to a $114.3 million decrease in operating income, as described above, partially offset by a $9.0 million increase in total other income, net, a $5.6 million decrease in our provision for income taxes and a $0.5 million decrease in net income attributable to our noncontrolling interests.

A portion of our business is conducted in currencies other than the U.S. dollar, and therefore our revenue and operating expenses are affected by fluctuations in applicable foreign currency exchange rates. When comparing average exchange rates for the year ended January 31, 2023 to average exchange rates for the year ended January 31, 2022, the U.S. Dollar strengthened relative to the New Israeli Shekel, the Euro, the Singapore Dollar, the Romanian Leu and the Bulgarian Lev

Table of Contents COGNYTE SOFTWARE LTD.
resulting in an overall decrease in our revenue, cost of sales, operating expenses and a decrease in operating income on a U.S. dollar-denominated basis. For the year ended January 31, 2023 had foreign exchange rates remained unchanged from rates in effect for the year ended January 31, 2022, our revenue would have been approximately $6.9 million higher and our cost of revenue and operating expenses on a combined basis would have been approximately $6.4 million higher, which would have resulted in a $0.5 million increase in operating income. The U.S. dollar cost of our operations in Israel were positively affected mainly by the depreciation of the New Israeli Shekel against the U.S. dollar during the year ended January 31, 2023.

As of January 31, 2023, we employed approximately 1,650 professionals, including part-time employees and certain contractors, compared to approximately 2,000 as of January 31, 2022.

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

The following table sets forth revenue for the years ended January 31, 2023, 2022, and 2021:

	Year Ended January 31,			% Change
(in thousands)	2023	2022	2021	2023-2022	2022-2021
Software	$98,288	$209,988	$187,236	(53)%	12%
Software service	175,690	201,563	190,013	(13)%	6%
Professional service and other	38,084	62,491	66,209	(39)%	(6)%
Total revenue	$312,062	$474,042	$443,458	(34)%	7%

Software Revenue

Software revenue decreased approximately $111.7 million, or 53%, from $210.0 million for the year ended January 31, 2022 to $98.3 million for the year ended January 31, 2023, primarily due to a decrease in appliance deliveries in the amount of $63.1 million along with a decrease of other software revenue in the amount of $43.9 million due to challenges of converting backlog to revenues mainly due to customers’ reduced funding and shifting spending priorities along with global supply chain disruptions. In addition, $4.7 million of the decrease is related to the SIS divestiture on December 1, 2022.

Software Service Revenue

Software service revenue decreased approximately $25.9 million, or 13%, from $201.6 million for the year ended January 31, 2022 to $175.7 million for the year ended January 31, 2023, resulting primarily from $21.3 million decrease in initial maintenance due to a significant reduction in software revenue as well as a decrease in maintenance renewals from existing customers due to a reduction in the size of the installed base under support and customers budget limitations. The decrease in maintenance renewal revenue includes $2 million related to the SIS divestiture.

Professional Service and Other Revenue

Professional service and other revenue decreased approximately $24.4 million, or 39%, from $62.5 million for the year ended January 31, 2022 to $38.1 million for the year ended January 31, 2023. The decrease was primarily due to a decrease in software revenue since our professional services revenue is mainly driven from software revenue.

Cost of Revenue

The following table sets forth cost of revenue by software, software service and professional service and other, as well as amortization of acquired technology for the years ended January 31, 2023, 2022, and 2021:

Table of Contents COGNYTE SOFTWARE LTD.

	Year Ended January 31,			% Change
(in thousands)	2023	2022	2021	2023-2022	2022-2021
Cost of software revenue	$19,975	$28,955	$35,647	(31)%	(19)%
Cost of software service revenue	48,400	46,413	44,893	4%	3%
Cost of professional service and other revenue	50,941	56,349	51,186	(10)%	10%
Amortization of acquired technology	619	682	943	(9)%	(28)%
Total cost of revenue	$119,935	$132,399	$132,669	(9)%	—%

Cost of Software Revenue

Cost of software revenue decreased approximately $8.9 million, or 31%, from $29.0 million for the year ended January 31, 2022 to $20.0 million for the year ended January 31, 2023, primarily due to a decrease in the cost of appliance-related materials as a result of the revenue decrease as explained in Software Revenue, partially offset by software amortization and other costs. Software revenue gross margins decreased from 86% in the year ended January 31, 2022 to 80% in the year ended January 31, 2023 mainly due to increase in costs for appliance-related materials.

Cost of Software Service Revenue

Cost of software service revenue increased approximately $2.0 million, or 4%, from $46.4 million in the year ended January 31, 2022 to $48.4 million in the year ended January 31, 2023. The increase was primarily due to $2 million increase in cost of third party service providers. Our software service gross margins decreased from 77% in the year ended January 31, 2022 to 72% in the year ended January 31, 2023, mainly due to the decrease in revenues while personnel cost could not be reduced at the same rate and an increase in costs of third party service providers.

Cost of Professional Service and Other Revenue
Cost of professional service and other revenue decreased approximately $5.4 million, or 10%, from $56.3 million in the year ended January 31, 2022 to $50.9 million in the year ended January 31, 2023. The decrease was primarily due to a $3.6 million decrease in hardware purchasing and a $1.8 million decrease in personnel costs. Our professional service and other gross margins decreased from 10% in the year ended January 31, 2022 to a negative (34)% in the year ended January 31, 2023, primarily due to a decrease in software revenue while personnel costs were not adjusted at the same rate, deployment inefficiencies due to delays in backlog conversion and more effort associated with development services.

Amortization of Acquired Technology

Amortization of acquired technology remained approximately at the same level between the years ended January 31, 2023 and 2022.

Research and Development, Net

The following table sets forth research and development, net for the years ended January 31, 2023, 2022, and 2021:

	Year Ended January 31,			% Change
(in thousands)	2023	2022	2021	2023-2022	2022-2021
Research and development, net	$140,324	$143,360	$128,705	(2)%	11%

Research and development, net decreased approximately $3.0 million, or 2%, from $143.4 million in the year ended January 31, 2022 to $140.3 million in the year ended January 31, 2023. The decrease was primarily attributable to $6.6 million decrease in personal costs mainly due to expense reduction initiatives focused on personnel costs, organizational restructuring as well as the SIS divestiture. Partially offset by $1.1 million decrease of capitalization of software development, $1.0 million increase mainly related to depreciation and equipment write offs and $1.4 million decrease in other expenses.

Selling, General and Administrative Expenses

The following table sets forth selling, general and administrative expenses for the years ended January 31, 2023, 2022, and 2021:

Table of Contents COGNYTE SOFTWARE LTD.

	Year Ended January 31,			% Change
(in thousands)	2023	2022	2021	2023-2022	2022-2021
Selling, general and administrative	$154,347	$185,867	$162,590	(17)%	14%

Selling, general and administrative expenses decreased approximately $31.5 million, or 17%, from $185.9 million in the year ended January 31, 2022 to $154.3 million in the year ended January 31, 2023. This decrease was primarily attributable to a $10.8 million reduction in expenses related to separation from Verint, $10.6 million decrease in commissions expense mainly due to lower revenues this year, $4.1 million decrease in personnel costs mainly related to decrease in stock-based compensation expenses due to lower achievement of targets for performance grants, employees termination and lower stock value during 2023, $5.2 million decrease related to accrual for legal claim and consultants services and $4.6 million decrease mainly related to ending the Transactional Service Agreements with Verint on January 2022. Partially offset by $2.5 million increase related to travel mainly due to release of Covid-19 restrictions, $1.8 million increase in restructuring expenses mainly due to restructuring of lease agreements and $1.8 million increase related to credit losses during the latest year.

Amortization of Other Acquired Intangible Assets

The following table sets forth amortization of other acquired intangible assets for the years ended January 31, 2023, 2022, and 2021:

	Year Ended January 31,			% Change
(in thousands)	2023	2022	2021	2023-2022	2022-2021
Amortization of other acquired intangible assets	$779	$1,455	$1,218	(46)%	19%

Amortization of other acquired intangible assets decreased approximately $0.7 million, or 46%, from $1.5 million in the year ended January 31, 2022 to $0.8 million in the year ended January 31, 2023. The decrease was attributable mainly to accelerated amortization of customer-related intangible assets in the year ended January 31, 2022.

Other Income, Net

The following table sets forth total other income, net for the years ended January 31, 2023, 2022, and 2021:

	Year Ended January 31,			% Change
(in thousands)	2023	2022	2021	2023-2022	2022-2021
Interest income	$774	$177	$1,347	337%	(87)%
Interest expense	(1,597)	(196)	(185)	715%	6%
Other income (expense):
Gains on business divestiture	$5,764	$—	$—	100%	100%
Gains on investments, net	1,660	729	3,769	128%	(81)%
Foreign currency gains (losses)	(51)	(3,140)	1,682	(98)%	(287)%
(Losses) gains on derivatives	(426)	134	(95)	(418)%	(241)%
Other, net	204	(404)	(70)	(150)%	477%
Other income (expense), net	7,151	(2,681)	5,286	(367)%	(151)%
Total other income (expense), net	$6,328	$(2,700)	$6,448	(334)%	(142)%

Total other income, net, increased by $9.0 million from expense of $2.7 million in the year ended January 31, 2022 to $6.3 million income in the year ended January 31, 2023. This increase was mainly due to gains related to SIS business divestiture of $5.8 million, a net decrease in foreign currency losses of $3.1 million resulting from fluctuations in U.S. dollar relative to other foreign currencies, primarily including the New Israeli Shekel, Brazilian Real, EURO and Singapore Dollar, an increase in gains on equity investment of $0.9 million resulting from a fair value adjustment to a noncontrolling equity investment, increase in interest income of $0.6 million due to higher interest rate on deposits and an increase in other expenses of $0.6 million. The increase in other income is partially offset by $1.4 million increase in interest expenses mainly related to the short term loan credit facility and $0.6 million decrease in gains on derivatives.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the years ended January 31, 2023, 2022, and 2021:

Table of Contents COGNYTE SOFTWARE LTD.

	Year Ended January 31,			% Change
(in thousands)	2023	2022	2021	2023-2022	2022-2021
Provision for income taxes	$12,956	$18,517	$4,414	(30)%	320%

Our effective income tax rate was a negative (13.4)% for the year ended January 31, 2023, compared to an effective income tax rate of 224.1% for the year ended January 31, 2022. For the year ended January 31, 2023, our change in effective income tax rate compared to the U.S. federal statutory income tax rate of 21.0% is primarily due to $7.4 million of permanent tax adjustments related to the SIS Divestiture, $7.5 million increase in valuation allowances related to Israeli entities, $6.3 million of tax contingencies differences, $1.1 million of stock-based compensation and $8.6 million of Non-U.S. tax rate differential. The change in gross unrecognized tax benefits during fiscal year 2023 includes an uncertain tax position that should have been recognized beginning in fiscal year 2019. The net unrecognized tax benefit associated with this uncertain tax position amounted to $4.7 million as of January 31, 2023, which has been recognized as an out-period-correction in the fourth quarter of fiscal year January 31, 2023. In addition, as disclosed in Note “17. COMMITMENTS AND CONTINGENCIES” to the consolidated financial statements, since the uncertain tax position originated prior to the Spin-Off Date, we have indemnified Verint for this amount under the Tax Matters Agreement between Verint and Cognyte that became effective on the Spin-Off Date. The rollover impact of this out-of-period correction was not material, individually or in the aggregate, to any of the Company’s previously reported net income (loss), comprehensive income (loss), or basic and fully diluted earnings (loss) per common share.

For the year ended January 31, 2022, our effective income tax rate was lower than the U.S. federal statutory income tax rate of 21.0% primarily due to the recognition of a full valuation allowance on the deferred tax assets of Cognyte Technologies Israel Ltd. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended January 31, 2022, based on which a valuation allowance of $7.5 million was recorded against the deferred tax assets that we do not believe are more likely than not to be realized in the foreseeable future.

5.B. LIQUIDITY AND CAPITAL RESOURCES

Overview

Our primary recurring source of cash is the collection of proceeds from the sale of products and services to our customers, including cash periodically collected in advance of delivery or performance.

Our primary recurring use of cash is payment of our operating costs, which consist primarily of employee-related expenses, such as compensation and benefits, as well as general operating expenses for material suppliers, travel, marketing, facilities, overhead costs, and capital expenditures. Cash generated from operations, along with our existing cash, cash equivalents, and short-term investments, are our primary sources of operating liquidity.

On October 19, 2022, Cognyte announced that it has entered into an agreement to sell SIS to the Volaris group (“Volaris”) and the transaction closed on December 1, 2022. In consideration for the sale we received $42.4 million in cash at closing and an additional amount of $4.7 million was held back (recorded as Prepaid expenses and other current assets). An additional earn-out amount may be paid, subject to the SIS business meeting certain performance based goals. The sale included equity interests, assets and liabilities attributable to the SIS business, for a total consideration of $47.1 million, plus a performance based earn-out, if and to the extent earned. The SIS sale resulted in a pre-tax gain on sale of $5.8 million, net of $4.7 million closing costs included in Other income (expenses), net in the consolidated statements of operations. The sale price is subject to adjustment based on changes in actual closing net working capital. Final potential working capital adjustments are pending

Based on past performance and current expectations, we believe that our cash, cash equivalents, short-term investments and cash generated from operations will be sufficient to meet anticipated operating costs, working capital needs, ordinary course capital expenditures, research and development spending, and other commitments for at least the next twelve months.

We have historically expanded our business in part by investing in strategic growth initiatives, including acquisitions of products, technologies, and businesses. We have used cash as consideration for all of our historical business acquisitions. There were no business acquisitions during the years ended January 31, 2023 and 2022.

Our purchase obligations of $36.1 million as of January 31, 2023 are associated with agreements for purchases of goods or services generally including agreements that are enforceable and legally binding and that specify all significant terms, including

Table of Contents COGNYTE SOFTWARE LTD.
fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transactions. Agreements to purchase goods or services that have cancellation provisions with no penalties are excluded from these purchase obligations.

In the normal course of business, we provide certain customers with financial performance guarantees, which are generally backed by bank guarantees and, in certain cases, by standby letters of credit. At January 31, 2023, we had approximately $43.6 million of outstanding bank guarantees and letters of credit relating primarily to these performance guarantees. In addition, the Company provided bank guarantees in the amount $3.6 million related to its offices in Israel and exports transaction towards the Israeli Chamber of Commerce.

We entered into two revolving credit facilities effective upon the completion of the spin-off, February 2021, which are valid for three years until January 31, 2024 and provide for a total of up to $100.0 million in total borrowings. As of January 31, 2023, we do not have any withdrawn funds from the revolving credit facilities. Interest rates on both facilities are based on LIBOR or Term SOFR plus a margin of 2.25% - 3.15%. The interest expense incurred on the withdrawn amount was $1.6 million and $0.2 million for the years ended January 31, 2023 and 2022, respectively. In addition, we are required to pay a commitment fee with respect to unused credit under the credit facilities at a rate of 0.55% - 0.75% per annum. The commitment fee incurred with respect to unused credit under the credit facilities was $0.3 million and $0.4 million for the year ended January 31, 2023 and 2022, respectively.

We continually examine our options with respect to terms and sources of existing and future short-term and long-term capital resources to enhance our operating results and to ensure that we retain financial flexibility.

Our consolidated balance sheet at January 31, 2023 included $9.6 million of non-current tax reserves, including interest and penalties of $1.4 million, net of related benefits for uncertain tax positions. We regularly assess the adequacy of our provisions for income tax contingencies. As a result, we may adjust the reserves for unrecognized tax benefits for the impact of new facts and developments, such as changes to interpretations of relevant tax law, assessments from taxing authorities, settlements with taxing authorities, and lapses of statutes of expiration. We believe that it is reasonably possible that the total amount of unrecognized tax benefits at January 31, 2023 could decrease by approximately $3.1 million in the next twelve months as a result of settlement of certain tax audits or lapses of statutes of limitation. Such decreases may involve the payment of additional taxes.

Cash balances that are restricted pursuant to the terms of various agreements are classified as restricted cash and included in restricted cash and cash equivalents, and restricted bank time deposits, and other assets in our consolidated balance sheets. These restricted balances primarily represent deposits to secure bank guarantees in connection with customer sales contracts. The amounts of these deposits can vary depending upon the terms of the underlying contracts and were not available for general operating use. As of January 31, 2023 and 2022, we held $4.6 million and $6.1 million, respectively, of restricted cash, cash equivalents, and restricted bank time deposits (including long-term portions).

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

As of January 31, 2023, we did not have any off-balance sheet arrangements that we believe have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Cash Flow Activity for the Years Ended January 31, 2023 and 2022

Table of Contents COGNYTE SOFTWARE LTD.
The following table summarizes our total cash, cash equivalents, restricted cash, cash equivalents, and bank time deposits, and short-term investments, as of January 31, 2023 and 2022:

	January 31,
(in thousands)	2023	2022
Cash and cash equivalents	$34,579	$152,590
Restricted cash and cash equivalents, and restricted bank time deposits (excluding long term portions)	4,359	3,597
Short-term investments	17,507	10,434
Total cash, cash equivalents, restricted cash and cash equivalents, restricted bank time deposits, and short-term investments	$56,445	$166,621

A summary of the sources and uses of cash, cash equivalents, restricted cash and restricted cash equivalents for the years ended January 31, 2023, 2022, and 2021 is as follows:

	Year Ended January 31,
(in thousands)	2023	2022	2021
Net cash (used in) provided by operating activities	$(36,987)	$2,630	$71,311
Net cash provided by (used in) investing activities	20,127	(17,851)	16,418
Net cash (used in) provided by financing activities	(102,934)	58,743	(205,617)
Effect of foreign currency exchange rate changes on cash, cash equivalents, restricted cash, and restricted cash equivalents	617	41	(864)
Net decrease in cash, cash equivalents, restricted cash, and restricted cash equivalents	$(119,176)	$43,563	$(118,752)

Operating Activities

Net cash used by operating activities is driven primarily by our net loss of $110.0 million. Our net loss adjusted for non-cash items was $68.5 million. Operating activities used $37.0 million of net cash during the year ended January 31, 2023, compared to $2.6 million generated during the year ended January 31, 2022. Our decreased operating cash flow in the current year was primarily due to the use of $37.9 million in accounts payables and accrued expenses mainly as a result of the decreased costs during the year along with a decrease in personnel-related accruals, Barkan legal claim settlement and lower commission accrual due to lower revenues. In addition, our operating activity used $13.1 million related to an increase in inventory related to the planned deployment of our solutions and mitigate the risk of components shortage. The cash used in operating activity was primarily offset by $67.7 million cash provided by accounts receivable and contract assets as a result of improved collection during the year and $18 million provided by contract liabilities, offset by the decreased in revenue.

Our cash flow from operating activities can fluctuate from period to period due to several factors, including the timing of our billings and collections, the timing and amounts of interest, income tax and other payments, and our operating results.

Investing Activities

During the year ended January 31, 2023, our investing activities provided $20.1 million of net cash, including $37.6 million of proceeds received from SIS business divestiture, net of cost. The cash provided by these investing activities was partially offset by $11.7 million of payments for property, equipment, and capitalized software development costs, $6.4 million net maturities and sales of short-term investments.

During the year ended January 31, 2022, our investing activities used $17.9 million of net cash, including $17.8 million of payments for property, equipment, and capitalized software development costs, $6.0 million net maturities and sales of short-term investment. The cash used by these investing activities was partially offset by $6.1 million increase in restricted bank time deposits and other investing activities.

We had no significant commitments for capital expenditures as of January 31, 2023 and 2022.

Financing Activities

For the year ended January 31, 2023, our financing activities used $102.9 million of net cash, mainly due to a payment of $100.0 million to our revolving credit facilities and $2.9 million of dividends to the noncontrolling interest holders in our joint venture.

Table of Contents COGNYTE SOFTWARE LTD.

For the year ended January 31, 2022, our financing activities provided $58.7 million of net cash, mainly due to a withdrawal of $100 million from our revolving credit facilities. The cash provided by this financing activity was partially offset by $35.0 million dividend paid to Verint, $3.3 million of dividends to the noncontrolling interest holders in our joint venture and $2.9 million payments under contingent consideration arrangements related to prior business combinations and other financing activities.

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

During the years ended January 31, 2023 and 2022, we recorded a $0.4 million net loss and a $0.1 million net gain, respectively, on foreign currency forward contracts not designated as hedges for accounting purposes. We had $1.3 million and $0.7 million of net unrealized losses on outstanding foreign currency forward contracts with notional amounts totaling $91.3 million and $96.2 million for the years ended January 31, 2023 and 2022, respectively.

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

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our gross research and development spending totaled $140.4 million, $143.7 million and $129.2 million for the years ended January 31, 2023, 2022 and 2021 respectively. As described in the “Risk Factors” section and elsewhere in this Form 20-F, government regulations and policies can make developing or marketing new technologies expensive or uncertain due to various restrictions on trade and technology transfers. See “Item 3. Key Information—3.D. Risk Factors” and “Item 4. Information on the Company—4.B. Business Overview—Government Regulations.” For further information on our research and development policies and additional product information, see “Item 4. Information on the Company— 4.B. Business Overview.”

5.D. TREND INFORMATION

Please see “—5.A. Operating Results” and “Item 4. Information on the Company—4.B. Business Overview—Demand Trends” for trend information.

5.E. CRITICAL ACCOUNTING ESTIMATES

Please see “—5.A. Operating Results—Critical Accounting Estimates” for critical accounting estimates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The following table presents information about our current executive officers and directors as of the date of this Annual Report:

Table of Contents COGNYTE SOFTWARE LTD.

Name	Age
Elad Sharon, Chief Executive Officer	47
Dan Bodner	64
Earl Shanks	66
Richard Nottenburg	69
Dafna Sharir	54
Zvika Naggan	64
Karmit Shilo	61

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

Zvika Naggan, Director

Mr. Naggan has served as a member of our board of directors since February 1, 2021, the effective date of the spin-off. Mr. Naggan served as a Managing Partner at Red Dot Capital Partners from 2016 to 2019 and as an Executive Director at Team 8 – Cyber Security Foundry from 2015 to 2016. Previously, Mr. Naggan served as Chief Information Officer at Bank Hapoalim from 2011 to 2014, in several senior management positions at Amdocs, culminating in President of the Product Business Group, from 2005 to 2010, as President and CEO of Cimatron from 2003 to 2005, and in multiple executive roles at Comverse from 1992 to 2002. Mr. Naggan has served as a director of several companies including Migdal Funds, Claroty, Global E, and Celeno. Mr. Naggan currently serves as an independent director at Bank Leumi and as the chairman of its Compensation Committee and a member of both its Audit Committee and Technology Committee.

Richard Nottenburg, Director

Dr. Nottenburg has served as a member of our board of directors since February 1, 2021, the effective date of the spin-off. Dr. Nottenburg also serves as a director of Verint. Dr. Nottenburg is currently the executive chairman of NxBeam Inc., an early-stage fabless semiconductor company, and an investor in various early-stage technology companies. Previously, Dr. Nottenburg served as President and Chief Executive Officer and a member of the board of directors of Sonus Networks, Inc. from 2008 through 2010. From 2004 until 2008, Dr. Nottenburg was an officer with Motorola, Inc., ultimately serving as its Executive Vice President, Chief Strategy Officer and Chief Technology Officer. Dr. Nottenburg is currently a member of the board of directors of Sequans Communications S.A., where he serves as a member of the compensation committee and the audit committee. Dr. Nottenburg previously served on the board of directors of PMC-Sierra Inc., Aeroflex Holding Corp., Anaren, Inc., Comverse Technology, Inc. and Violin Memory, Inc.

Table of Contents COGNYTE SOFTWARE LTD.
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

Karmit Shilo, Director

Ms. Shilo has served as a member of our board of directors since February 1, 2021, the effective date of the spin-off. From 2000 to 2019, Ms. Shilo served in various management roles at Amdocs, including Global Head of HR (from 2010 to 2019), Vice President of Products, Vice President of Consulting and Learning Services, and Director of Business Consulting Corporate Sales. Since 2019, Ms. Shilo serves as an advisor to various business and non-profit organizations.

Senior Management

The following table sets forth information regarding our senior management as of the date of this Annual Report.

Name	Age
Elad Sharon, Chief Executive Officer	47
David Abadi, Chief Financial Officer	49
Gil Cohen, Chief Product Officer	52
Amir Barel, Chief Technology Officer	58
Ilan Rotem, Chief Legal Officer	58
Efi Nuri, Chief Revenue Officer	61
Rini Karlin, Chief People Officer	51
Sharon Chouli, Chief Customer Officer	53

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

Ilan Rotem, Chief Legal Officer

Mr. Rotem has served as our Chief Legal Officer since November 1, 2022. Mr. Rotem brings 30 years of legal experience as corporate and commercial counsel. As Chief Legal Officer, Mr. Rotem leads our global legal, risk management, compliance, and regulatory affairs. Prior to joining Cognyte in 2022, Mr. Rotem served as general counsel of Nano-X Imaging and Chief Legal Officer of Ness Technologies Group, and was a partner in a leading boutique law firm.

Efi Nuri, Chief Revenue Officer

Mr. Nuri has served as our Chief Revenue Officer since February 1, 2023. As Chief Revenue Officer, Mr. Nuri leads Cognyte’s global sales team, with responsibility to drive sales, gain market share, and implement Cognyte’s revenue growth strategy. Mr. Nuri previously served as a General Manager in the sales business unit at Cognyte, and brings almost 30 years of experience in Cognyte’s market, offering, technology, and sales environment. Mr. Nuri joined Cognyte in 1993 and has served in multiple engineering and sales management roles.

Gil Cohen, Chief Product Officer

Table of Contents COGNYTE SOFTWARE LTD.
Mr. Cohen has served as our Chief Product Officer since February 1, 2023. As Chief Product Officer, Mr. Cohen leads our product organization, global R&D centers, and the go-to-market strategy of our investigative analytics platform. Mr. Cohen is a seasoned software executive with a proven track record leading large global organizations, and brings over two decades of experience and expertise in enterprise software, big data, telco and artificial intelligence. Prior to joining the Cognyte business in 2021, Mr. Cohen served as the general manager of the NICE voice recording platform, and Chief Executive Officer of Telefonica Israel.

Amir Barel, Chief Technology Officer

Mr.Barel has served as our Chief Technology Officer since February 1, 2021, and since February 1, 2023 he joined our senior management team. As Chief Technology Officer, Mr. Barel leads Cognyte’s technology and innovation roadmap, technology business development and advanced data and AI research. Mr. Barel brings over 30 years of global experience, driving product and technology development and business growth in data analytics and telecom industries. Prior to joining the Cognyte Business in 2010, Amir served as General Manager of SimpliVity Israel and as Vice President Products and R&D at Starhome-Mach.

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

6.B. COMPENSATION

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us and our subsidiaries, with respect to the year ended January 31, 2023, to our directors and senior management that served at any time during the year ended January 31, 2023 was $8.8 million. This amount includes approximately $1.1 million set aside or accrued to provide pension, severance, retirement, or similar benefits.

The table below sets forth the compensation earned by our five most highly compensated office holders (as defined below under “—6.C. Board Practices—Compensation Committee—Compensation Policy under the Companies Law”) during or with respect to the year ended January 31, 2023. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives”. For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or perquisites such as car, phone and social benefits, as well as any undertaking to provide such compensation in the future.

Table of Contents COGNYTE SOFTWARE LTD.
Summary Compensation Table

Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)
	(in thousands, US dollars) (1)
Elad Sharon, Chief Executive Officer	384	146	257	932	1,719
Avi Schechter, Chief Revenue Officer	388	386	101	613	1,488
David Abadi, Chief Financial Officer	340	98	219	425	1,082
Miki Migdal, Chief Business Officer	375	105	35	278	793
Sharon Chouli, Chief Customer Officer	265	100	135	280	780

(1) All amounts reported in the table are in terms of cost to us accrued with respect to the year ended January 31,2023, as recorded in our financial statements.

(2) All Covered Executives listed in the table were our full-time employees during the year. Mr. Schechter and Mr. Migdal left their position as of February 1, 2023. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended January 31, 2023.

(3) Amounts reported in this column include social benefits accrued by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, retirement ,educational fund and payments for social security.

(4) Amounts reported in this column refer to incentive and variable compensation accrued in shares with respect to the year ended January 31, 2023. In accordance with the Company’s compensation policy, we accrued for bonus share to our Covered Executives upon compliance with predetermined performance parameters as set by the compensation committee and the board of directors. These amounts were provided for in our financial statements for the year ended January 31, 2023. The shares will be issued during the year ending January 31, 2024. We also award PSUs to executive officers that vest upon the achievement of specified performance goals. We recognize compensation expenses for the value of the awards, which vest based on service conditions, using the straight-line method, over the requisite service period of each of the awards, net of estimated forfeitures.

(5) Amounts reported in this column represent the expense recorded in our financial statements for the year ended January 31, 2023 with respect to equity-based compensation grants. The relevant amounts underlying the equity awards granted to our officers will continue to be expensed in our financial statements over a period of time during the years on account of the grants made during the year ended January 31, 2023 in similar annualized amounts. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by our compensation committee and board of directors.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Table of Contents COGNYTE SOFTWARE LTD.
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

Table of Contents COGNYTE SOFTWARE LTD.
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

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with the Nasdaq rules, which include among others:

•approving and recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

•approving and recommending to our board of directors for its approval the granting of options and other incentive awards to our chief executive officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

•assisting the board of directors in administering our equity-based compensation plans, including without limitation, recommending to our board of directors the adoption and/or amendment of such plans, interpreting such plans and the awards and agreements issued pursuant thereto, and approving and recommending to our board of directors the approval of awards to eligible persons under the plans and the terms of such awards.

Compensation Policy under the Companies Law

Table of Contents COGNYTE SOFTWARE LTD.
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

Table of Contents COGNYTE SOFTWARE LTD.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Nominating and Governance Committee Role

Our board of directors has adopted a nominating and governance committee charter that sets forth the responsibilities of the Nominating and Governance Committee, which include, among other things:

•evaluating and making recommendations to our board of directors concerning the structure, composition and functioning of our board of directors and any committee thereof, to ensure the board has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds;

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

Table of Contents COGNYTE SOFTWARE LTD.
evaluation process and the qualification requirements set forth under the Companies Law and Nasdaq corporate governance rules;

•recommending to the board candidates for election or reelection by our board of directors at each annual general meeting of shareholders;

•establishing procedures for and oversee performance evaluations of the members of our board of directors and our board of directors and the committees thereof on a collective basis;

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Table of Contents COGNYTE SOFTWARE LTD.
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

Table of Contents COGNYTE SOFTWARE LTD.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Table of Contents COGNYTE SOFTWARE LTD.
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

6.D. EMPLOYEES

As of January 31, 2023 we employed approximately 1,650 professionals, including certain contractors, with approximately, 53%, 33%, 9% and 5% of our employees and contractors located in Israel, EMEA, Americas, and APAC, respectively.

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

	As of January 31,
	2023	2022	2021
	(full-time equivalents)
Management and G&A	263	294	271
Product Delivery	115	141	157
Research & Development	786	949	965
Sales & Marketing	276	348	332
Service & Support	212	270	296
Total	1,652	2,002	2,021

6.E. SHARE OWNERSHIP

Table of Contents COGNYTE SOFTWARE LTD.
For information regarding the share ownership of directors and officers, see “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plans, see “Item 6.B. Director, Senior Management and Employees—Compensation—Share Option Plans.”

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2023 by:

•each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•each of our directors and executive officers individually; and

•all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For the purposes of the table below, we deem restricted shares units scheduled to vest within 60 days of March 31, 2023, to be outstanding and to be beneficially owned by the person holding restricted shares units for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 68,842,601 ordinary shares outstanding as of March 31, 2023.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 33 Maskit, Herzliya Pituach, 4673333, Israel.

Table of Contents COGNYTE SOFTWARE LTD.
1
1

Table of Contents COGNYTE SOFTWARE LTD.

	Shares Beneficially Owned
Name of beneficial owner	Number	%
Directors and executive officers
Dan Bodner	683,036	1.0%
Elad Sharon	248,674	0.4%
Earl Shanks	73,579	0.1%
Richard Nottenburg	34, 649	*
Dafna Sharir	28,302	*
Zvika Naggan	34,841	*
Karmit Shilo	34,841	*
David Abadi	153,426	0.2%
Amir Barel	33,188	*
Gil Cohen	21,123	*
Ilan Rotem	4,500	*
Sharon Chouli	86,874	0.1%
Efi Nuri	42,707	*
Rini Karlin	66,695	0.1%
All directors and executive officers as a group (14 persons)	1,511,786	2.2%
Major Shareholders
Edenbrook Capital, LLC (1)	6,538,998	9.6%
Neuberger Berman, LLC(3)	4,502,288	6.6%
American Capital Management, Inc. (3)	4,049,343	6.0%
Legal & General Investment Management Limited (4)	3,759,408	5.5%
Senvest Management, LLC (5)	3,629,505	5.3%

* Less than 0.1%

(1) As reported in the Schedule 13D/A filed with the SEC on October 13, 2022 by Edenbrook Capital, LLC (“Edenbrook Capital”) and Jonathan Brolin. Edenbrook Capital and Jonathan Brolin each have shared voting and dispositive power over 6,538,998 Cognyte ordinary shares. The address of each of the reporting persons is 116 Radio Circle, Mt. Kisco, NY 10549.

(2) As reported on Schedule 13D/A filed with the SEC on January 31, 2023 by Neuberger Berman Group, LLC (“NB Group”) Neuberger Berman Investment Advisers Holdings LLC (“NBIA Holdings”), Neuberger Berman Investment Advisers LLC (“NBIA”), Neuberger Berman Canada Holdings LLC (“NBCH”), NB Acquisitionco ULC (“NBAU”), Neuberger Berman Canada ULC (“NBCU”), Benjamin Nahum, Amit Solomon and Scott Hoina. NBCH, NBAU, NBCU have common ownership with NBIA. NB Group has shared voting power over 3,627,314 Cognyte ordinary shares and shared dispositive power over 4,502,288 Cognyte ordinary shares. NBIA Holdings and NBIA each have shared voting power over 3,589,248 and shared dispositive power over 4,464,222 Cognyte ordinary shares. NBCH has shared voting and dispositive powers over 38,066 Cognyte ordinary shares. NBAU and NBCU each have shared voting and dispositive powers over 38,066 Cognyte ordinary shares. Benjamin Nahum has sole voting and dispositive powers over 77,000 Cognyte ordinary shares. Amit Solomon has sole voting and dispositive powers over 2,600 Cognyte ordinary shares. Scott Hoina has sole voting and dispositive powers over 600 Cognyte ordinary shares. The address of each of these reporting persons is 1290 Avenue of the Americas, New York, NY 10104

Table of Contents COGNYTE SOFTWARE LTD.
(3) As reported on Schedule 13G/A filed with the SEC on February 14, 2023 by American Capital Management, Inc. (“ACMI”). ACMI has sole voting power over 1,326,125 Cognyte ordinary shares and sole dispositive power over 4,049,343 Cognyte ordinary shares. The address of ACMI is 575 Lexington Avenue, 30th Floor, New York, NY 10022.

(4) As reported in the Schedule 13G/A filed with the SEC on February 16, 2023 by Legal & General Investment Management Limited (“LGIM”), LGIM Managers (Europe) Limited (“LGIM Managers”) and Legal & General UCITS ETF PLC (“UCITS”). Each of these entities have shared voting and dispositive power over 3,759,408 Cognyte ordinary shares. The address of LGIM is One Coleman Street, London, EC2R 5AA and the address of LGIM Managers and UCITS is 70 Sir John Rogersons Quay, Dublin 2, Ireland.

(5) As reported on Schedule 13G filed with the SEC on March 28, 2023 by Senvest Management, LLC (“Senvest”) and Richard Mashaal, Each of Senvest and Mr. Mashaal have shared voting and dispositive power over 3,629,505 Cognyte ordinary shares. The address of Senvest and Mr. Mashaal is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of January 31, 2023, there were 1,584 United States registered holders of our shares, one of which (Cede & Co., the nominee of the Depository Trust Company) held approximately 99.8% of our outstanding ordinary shares.

7.B. RELATED PARTY TRANSACTIONS

The following is a description of material transactions, or series of related material transactions, since February 1, 2022, that are required to be disclosed under Item 7.B of Form 20-F. For information relating to our policies on approval of related party transactions, since “Item 6.C. Board Practices—Approval of Related Party Transactions under Israeli Law.”

The summaries of the material transactions described below set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this Annual Report.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Table of Contents COGNYTE SOFTWARE LTD.
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

Tax Matters Agreement

In connection with the spin-off, we entered into the Tax Matters Agreement with Verint under which we and Verint each agreed to share the obligation to pay any taxes as shown on tax returns filed by Verint (or any member of its group), on one hand, and us (or any member of our group), on the other hand, such that we will be primarily responsible for any taxes related to, or arising in connection with Cognyte, and Verint will be responsible for any taxes related to, or arising in connection with, the Customer Engagement Business, regardless of which party prepares and files any such tax return and whether such taxes arise prior to or after the spin-off. As a result of such undertaking, we have recorded in the fiscal year that ended on January 31, 2023 a $4.7 million tax contingency in connection with a tax position that should have been recognized by Verint beginning with 2019, prior to the spin-off, and related primarily to Cognyte. For further information, please see “Item 5.A. Operating Results—Components of Results of Operations—Provision for Income Taxes”. We and Verint also agreed to share responsibility for preparing relevant tax returns, which responsibility will depend on the type of a tax return and the period for which such tax return is being filed. We and Verint agreed to indemnify each other under the Tax Matters Agreement for certain actions or inactions that cause the distribution of our stock to fail to qualify as tax-free for U.S. federal income and Israeli tax purposes. If the distribution fails to qualify as tax-free due to no fault of either Verint or us, Verint and we will jointly be responsible for any resulting tax. We and Verint agree generally to cooperate in preparing and filing tax returns and will retain and make available tax records to the other party. Contests with taxing authorities are generally controlled by whichever of us or Verint bears the potential liability for the contested tax. However, with respect to certain income tax returns of Verint group, Verint has an exclusive right to control any contest with taxing authorities regarding tax liabilities in connection with such income tax returns, even if we are allocated all or a portion of such taxes under the terms of the Tax Matters Agreement. If any tax contest relates to a failure of the spin-off to qualify as tax-free due to the fault of Verint or us, then the party at fault will control such tax contest. If neither party is at fault, Verint and we will jointly control any tax contest relating to the failure of the distribution to qualify as tax-free for U.S. federal income or Israeli tax purposes. Disputes among the parties to the Tax Matters Agreement will be referred to independent tax counsel in the event the parties are unable to resolve such disputes in a timely manner without the engagement of independent tax counsel.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Agreement with Bank Leumi

Effective as of February 2021, we entered into a revolving credit facility with Bank Leumi Le-Israel B.M. (“Bank Leumi”), an Israeli bank. Under the credit facility with Bank Leumi, we were provided with a total of up to $50 million in borrowings, made available to the Company for three years from the effective date. Our obligations under the credit facility are guaranteed by certain customary affirmative and restrictive covenants for credit facilities of this type. The credit facilities also contain

Table of Contents COGNYTE SOFTWARE LTD.
financial covenants which are measured at the end of each quarter. During October 2022, Zvika Naggan, a member of our board of directors, was appointed to serve as member of the board of directors of Bank Leumi.

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

Table of Contents COGNYTE SOFTWARE LTD.
Court’s ruling to the Israeli Supreme Court. On August 8, 2017, the Israeli Supreme Court partially allowed CTI’s appeal and ordered the case to be returned to the District Court to determine whether a cause of action exists under New York law based on the parties’ expert opinions.

Following two unsuccessful rounds of mediation in mid to late 2018 and in mid-2019, the proceedings resumed. On April 16, 2020, the District Court accepted plaintiffs’ application to amend the motion to certify a class action and set deadlines for filing amended pleadings by the parties. CTI submitted a motion to appeal the District Court’s decision to the Supreme Court, as well as a motion to stay the proceedings in the District Court pending the resolution of the appeal. On July 6, 2020, the Supreme Court granted the motion for a stay. On July 27, 2020, the plaintiffs filed their response on the merits of the motion for leave to appeal. On December 15, 2021, the Supreme Court rejected CTI’s motion to appeal and the procedure in the District Court resumed. On February 27, 2022, CTI filed its response to the amendment motion for class certification. On April 4, 2022, a pre-trial hearing was held at the District Court, and the court has scheduled dates for the continuation of the proceedings. On July 10, 2022, following another round of mediation, the parties submitted a motion to approve a settlement agreement (the “Deutch Settlement Agreement”). According to the Deutch Settlement Agreement, subject to full and final waiver by the plaintiffs, Mavenir Inc. and/or Comverse Inc. and/or Mavenir Ltd., will pay compensation in the total amount of $16 million. On February 7, 2023 the court approved the Deutch Settlement Agreement and the first payment thereunder was made on March 2, 2023, in the amount of $6.5 million. It is noted that the compensation amount is comprehensive, final and absolute and includes all the amounts and expenses to be paid in connection with the Deutch Settlement Agreement. Verint serves as a guarantor for the payment of the compensation amount.

In January 2017, a legal action was commenced by Mr. Elad Barkan and KeySee Software Ltd. against Cognyte, Verint and Rontal Engineering Applications (2001) Ltd. (a subsidiary of Cognyte) in the Israel Central District Court alleging infringement of an Israeli patent titled “Cryptanalysis Method and System”, copyright infringement, misappropriation of trade secrets, and breach of contract. The remedies sought under such claim include compensation for damages, claim for accounts, and a permanent injunction seeking to prevent the continued alleged infringement of the patent. The defendants filed a statement of defense rejecting any and all allegations under such claim. Following a mediation process, on April 13, 2022, the parties signed a settlement agreement (the “Barkan Settlement Agreement”), whereby Cognyte undertook to pay KeySee the total amount of $6.2 million plus VAT in return for a full release for the claim and license from Barkan, and the assurance that future sales of the relevant products will not be subject to further claims. Based on the Barkan Settlement Agreement, on May 16, 2022, the court ordered the dismissal of the claim without an order for costs.

On March 1, 2023, a securities class complaint (the “Complaint”) was filed in the United States District Court for the Southern District of New York, New York, USA against the Company, its Chief Executive Officer and Chief Financial Officer on behalf of all purchasers of the Company’s shares during the period between February 2, 2021 and June 28, 2022 and seeking unspecified damages. The Complaint alleges that the defendants breached United States securities laws by making misleading statements and omissions in the Company’s January 14, 2021 registration statement and during the period between February 2, 2021 and June 28, 2022. Such statements and omissions allegedly concealed the fact that the Company’s business practices violated Meta Platforms Inc.’s community standards and terms of services. The Compliant alleges that Cognyte’s share price dropped after the facts were disclosed. The Company has not accrued any losses in connection with this proceedings. The Company’s position is that this lawsuit has no merit and we intend to defend such position vigorously. It is impossible to determine the outcome of the Claim and its impact on the Company at such a preliminary stage, regardless of its merits.

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

Table of Contents COGNYTE SOFTWARE LTD.
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

Table of Contents COGNYTE SOFTWARE LTD.

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

The following summarizes the material U.S. federal income tax considerations relating to the ownership and disposition of our shares by U.S. Holders (as defined below). This summary applies only to U.S. Holders that hold our ordinary shares as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment) and that have the U.S. dollar as their functional currency for U.S. federal income tax purposes.

This summary is based on the Code, U.S. Treasury regulations promulgated thereunder and on judicial and administrative interpretations of the Code and the Treasury regulations, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Except with respect to the U.S. Tax Ruling, as discussed below under “Treatment of
Cognyte as a U.S. Corporation for U.S. Federal Income Tax Purposes,” Cognyte has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position regarding the tax consequences discussed below. This summary does not purport to be a complete description of the consequences of the transactions described in this Annual Report, nor does it address the application of estate, gift or non-income U.S. federal tax laws or any state, local or foreign tax laws. The tax treatment of a holder of our shares may vary depending upon that holder’s particular situation. Moreover, this summary does not address certain holders that may be subject to special rules not discussed below, such as (but not limited to):

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

•broker-dealers;

•dealers or traders subject to a mark-to-market method of accounting with respect to the securities;

•partnerships or other entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes (including S-corporations) or holders of equity interests therein;

Table of Contents COGNYTE SOFTWARE LTD.
•a U.S. Holder that owns shares through a non-U.S. broker or other non-U.S. intermediary;

•persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•persons that actually or constructively own 10% or more of the total combined voting power or value of all classes of our ordinary shares;

•persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement;

•traders in securities that elect to apply a mark-to-market method of accounting, holders that hold our shares as part of a “hedge,” “straddle,” “constructive sale,” “wash sale,” “conversion,” or other risk reduction transaction for U.S. federal income tax purposes;

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

If a partnership (or other entity or arrangement taxable as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner, the status and activities of the partnership, and certain determinations made at the partner level. If you are a partner in a partnership or such other entity or arrangement taxable as a partnership for U.S. federal income tax purposes holding our shares, you should consult your tax advisor.

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

Table of Contents COGNYTE SOFTWARE LTD.
The remainder of this discussion assumes that Cognyte is treated as a U.S. corporation for all U.S. federal income tax purposes.

Distributions

Distributions of cash or property that we pay in respect of our ordinary shares will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in gross income by a U.S. holder upon receipt. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. Holder that meets the holding period and other requirements for the dividends received deduction. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends paid by us to certain non-corporate U.S. Holders (including individuals) are eligible for U.S. federal income taxation at the rates generally applicable to long term capital gains for individuals (currently at a maximum tax rate of 20%), provided that the U.S. Holder receiving the dividend satisfies the applicable holding period and other requirements. A U.S. Holder may be eligible to claim a foreign tax credit with respect to any Israeli withholding tax imposed on dividends paid by us. However, the foreign tax credit rules are complex, and their application in connection with Section 7874 of the Code in the presence of the U.S.-Israel Double Tax Treaty, are not entirely clear at this time. U.S. Holders should consult their own tax advisors with respect to any benefits they may be entitled to under the foreign tax credit rules and the U.S.-Israel Double Tax Treaty.

If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in our shares, and thereafter will be treated as capital gain.

Sale, Exchange or Other Taxable Disposition

Upon a sale, exchange or other taxable disposition of our ordinary shares, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder’s adjusted tax basis in our shares disposed of. Such capital gain or loss will be long term capital gain or loss if the U.S. Holder has held our shares for more than one year at the time of disposition. Long term capital gains of certain non-corporate U.S. Holders (including individuals) are currently subject to U.S. federal income taxation at a maximum rate of 20%. The deductibility of capital losses is subject to limitations under the Code.

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

Backup Withholding and Information Reporting

United States backup withholding tax and information reporting requirements may apply to certain payments to certain U.S Holders of stock. Information reporting requirements generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a U.S. payor or U.S. middleman, to a U.S. Holder of our ordinary shares, other than an exempt recipient. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a U.S. payor or U.S. middleman, to a U.S. Holder, other than an exempt recipient, if such U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a credit against the beneficial owner’s United States federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

Material Israeli Tax Considerations

Cognyte is treated as a domestic corporation for Israeli income tax purposes (notwithstanding it being a domestic corporation also for U.S. Federal tax purposes). The following summary of Israeli income tax consequences is based upon laws, regulations,

Table of Contents COGNYTE SOFTWARE LTD.
decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this Form 20-F. Any legislative, judicial or administrative changes or interpretations may be retroactive and could affect the tax consequences to holders of our shares. Some parts of this discussion are based on tax legislation which has not been subject to judicial or administrative interpretation. This summary does not purport to be a legal opinion or advice or to address all Israeli tax aspects that may be relevant to a holder of our shares. Examples of this kind of investor include traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, not for profit organizations, pension funds and other exempt institutional investors, partnerships and other transparent entities, individuals under the tax regime for “new immigrants” or “returning residents” and other taxpayers who are subject to special tax regimes not covered in this discussion. Each prospective holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the receipt, ownership, and disposition of our shares, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this Form 20-F, and of any actual changes in applicable tax laws after such date.

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

The Real Capital Gain accrued by individuals on the sale of our shares (that were purchased after January 1, 2012, whether listed on a stock exchange or not) will be taxed at the rate which will not exceed 25%. However, if such shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, at least 10% of one or more of the Israeli resident company’s means of control) at the time of the sale or at any time during the preceding twelve (12) months period, such gain will be taxed at a rate which will not exceed 30%.

The Real Capital Gain derived by corporations will be generally subject to the ordinary corporate income tax rate (23% in 2018 and thereafter).

An individual shareholder dealing in securities, or to whom such income is otherwise taxable as ordinary business income, is taxed in Israel at the marginal tax rates applicable to business income (up to 47% in 2022 - in addition to excess tax as described below), unless the benefiting provisions of an applicable tax treaty apply.

Notwithstanding the foregoing, capital gain derived from the sale of our shares by a non-Israeli resident (whether an individual or a corporation) shareholder may be exempt under the Israeli Tax Ordinance from Israeli taxation provided that the following cumulative conditions are met (regarding shares that were purchased on or after January 1, 2009): (i) such capital gain was not derived from a permanent business or business activity that the non-Israeli resident maintains in Israel, (ii) the purchase of such shares was not from relative party (as it defined in the Israeli Tax Ordinance), (iii) the provisions of chapter E2 of the Income Tax Ordinance did not apply on the purchase of such shares (the tax ruling issued by the ITA with respect to the separation from Verint provides that our shares received as part of the separation will not be deemed as purchased in accordance with Chapter E2 of the Income Tax Ordinance) and also the provisions of section 70 of the Real Estate Tax Law did not apply on the purchase of such shares, and (iv) the shares are not traded on the Israel Stock Exchange at the time of the sale. These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. It should be noted, that with respect to shares that were purchased before January 1, 2009, the conditions are different, and the exemption also depends on the purchase day. In addition, according to the tax ruling which was issued by the ITA with respect to the separation from Verint, for shareholders who received their shares as a result of the separation, such an exemption is applicable only in the case that the seller would have been exempt on the sale of its shares in Verint before the separation from Verint was occurred. However, non-Israeli corporations will not be entitled to the foregoing

Table of Contents COGNYTE SOFTWARE LTD.
exemptions if Israeli residents (i) are controlling shareholders in such non-Israeli corporation (shareholders who hold, directly or indirectly, alone, together with another, or together with another Israeli resident, one or more of the means of control at a rate exceeding 25%) or (ii) are the beneficiaries or entitled to 25% or more of the non-Israeli corporation's revenue or profits, directly or indirectly. A non-Israeli resident who derives capital gains from the sale of shares of an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be exempt from Israeli capital gains tax so long as the capital gain is not attributed to a permanent establishment that the non-Israeli resident maintains in Israel and the gain is not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985.

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

Either the purchaser or the Israeli stockbroker or financial institution through which the shares are held is obliged, subject to the above-mentioned exemptions, to withhold tax upon the sale of securities from the amount of the consideration paid upon the sale of the securities at the rate of 25% from the real capital gain amount in respect of an individual, or at a rate of corporate income tax, in respect of a corporation (currently 23%), from the real capital gain amount or from the consideration amount, as applicable.

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

In addition, if the recipient of the dividend is an Israeli resident corporation, such dividend (which is not attributed to a Beneficial Enterprise) will be generally exempt from income tax, provided that the income from which such dividend is distributed was derived or accrued within Israel and such dividend was received directly or indirectly from a corporation that is subject to Israeli corporate income tax.

Furthermore, the Israeli Tax Ordinance generally provides that a non-Israeli resident (either individual or corporation) is subject to Israeli income tax on dividends at the rate of 25% (30% if the dividend recipient is a “Controlling Shareholder” (as defined above), at the time of distribution or at any time during the preceding twelve-month period); Those rates are subject to a

Table of Contents COGNYTE SOFTWARE LTD.
reduced tax rate under the provisions of an applicable double tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).

For example, under the U.S.-Israel Double Tax Treaty, the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident who is entitled to the U.S-Israel Double Tax Treaty benefits: (i) if the U.S. resident is a corporation which holds during the part of the paying corporation's taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends—the withholding tax rate is 12.5% of the gross amount of the dividend paid and could be 15% if the dividend is distributed from income derived during any period for which the paying corporation is entitled to the reduced tax rate applicable to an Approved Enterprise, and (ii) in all other cases, the tax rate is 25%, or the domestic rate (if such is lower). The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment that the U.S. resident maintains in Israel. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes which were withheld, subject to detailed rules contained in the U.S. tax legislation.

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

Distribution of dividends from income attributed to a Beneficial Enterprise / Preferred Enterprise / Preferred Technological Enterprise may generally be subject to a lower tax rate, as detailed described in section 4.B. BUSINESS OVERVIEW - Israeli Tax Considerations and Government Programs.

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 663,240 for 2022 and NIS 698,280 for 2023), including, but not limited to income derived from dividends, interest and capital gains.

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

Table of Contents COGNYTE SOFTWARE LTD.

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

10.I. SUBSIDIARY INFORMATION

Not Applicable.

10.J. ANNUAL REPORT TO SECURITY HOLDERS

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in exchange rates, interest rates and inflation. All of these market risks arise in the ordinary course of business, as we do not engage in speculative trading activities. The following analysis provides additional information regarding these risks.

Interest rate risk

As of January 31, 2023, we had $56 million of Cash and cash equivalents, Restricted cash and cash equivalents and restricted bank time deposits and Short-term investments. Interest-earning instruments carry a degree of interest rate risk. However, our historical interest income has not fluctuated significantly. A hypothetical 10% change in interest rates would not have had a material impact on our financial results for the years ended January 31, 2023 and 2022. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Foreign Currency Exchange Risk

Our reporting currency and the functional currency in most of our non-U.S. subsidiaries is U.S. dollar. The majority of our revenues were denominated in U.S. dollars and the remainder in other currencies. However, a significant portion of our operating costs in Israel, consisting principally of salaries and employee-related costs, operating lease and facility expenses are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS.
To reduce the impact of foreign currency exchange risks associated with forecasted future cash flows and certain existing assets and liabilities and the volatility in our consolidated statements of operations, we have established a hedging policy. We utilize foreign currency contracts, primarily forward, with financial institutions to protect against foreign currency exchange risks, mainly the exposure to changes in the exchange rate of the NIS and SGD against the U.S. dollar that are associated with future cash flows denominated in NIS and SGD. Please also see the information set forth under “Note 14. Derivative Financial Instruments” of our consolidated financial statements. We account for our derivative instruments as either assets or liabilities and carry them at fair value in the consolidated balance sheets. The accounting for changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation. Our hedging activities reduce but do not eliminate the impact of currency exchange rate movements. We may in the future enter into other derivative financial instruments if it is determined that such hedging activities are appropriate to further reduce our foreign currency exchange risk.
The effect of a hypothetical 10% change in foreign currency exchange rates would have impacted our results of operations by $0.5 million decrease and $0.3 million increase for the years ended January 31, 2023 and 2022, respectively.

The major financing risks faced by us will be managed by our treasury function. For information about the effects of currency and interest rate fluctuations and how we manage currency and interest risk, see “Item 5. Operating and Financial Review and

Table of Contents COGNYTE SOFTWARE LTD.
Prospects—5.B. Liquidity and Capital Resources.” Please also see the information set forth under “Note 14. Derivative Financial Instruments” of our consolidated financial statements and related notes included elsewhere in this Form 20-F.

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

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of January 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of January 31, 2023, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us, including our consolidated subsidiaries, in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

As required by Section 404(a) of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of January 31, 2023 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of January 31, 2023.

Attestation Report of the Registered Public Accounting Firm

Table of Contents COGNYTE SOFTWARE LTD.

Our independent registered public accounting firm, Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, has audited the consolidated financial statements for the year ended January 31, 2023 included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of January 31, 2023. The report of Brightman Almagor Zohar & Co. is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE AND FINANCIAL EXPERT

Our Board has determined that Earl Shanks, Dafna Sharir and Zvika Naggan each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Earl Shanks shall be considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

ITEM 16B. CODE OF ETHICS

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
We have recorded the following fees for professional services rendered by Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, and Deloitte & Touche LLP, for the year ended January 31, 2023.

	Year Ended January 31,
($ in thousands)	2023	2022
Audit Fees	$805	$1,213
Audit-Related Fees	75	20
Tax Fees	24	19
Total	$904	$1,252

“Audit fees” include fees for professional services rendered for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, including consents and assistance with and review of documents filed with the SEC.

“Audit-related fees” include fees which are for assurance and related services other than those included in Audit fees. Audit services related to other statutory or regulatory filings and due diligence.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning on actual or contemplated transactions.

Table of Contents COGNYTE SOFTWARE LTD.

Pre-Approval Policies and Procedures
The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Consolidated Financial Statements

Please refer to pages F-1 through F-44 of this Form 20-F.

Table of Contents COGNYTE SOFTWARE LTD.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

We have filed the following documents as exhibits to this Form 20-F:

Incorporation by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Filed / Furnished
1.1	Articles of Association of Cognyte Software Ltd.	20FR12B/A	001-39829	January 14, 2021
2.1	Specimen of Share Certificate for Cognyte’s Ordinary Shares	20FR12B/A	001-39829	January 14, 2021
2.2	Description of Securities	20-F	001-39829	April 29, 2021
2.3	Form of Separation and Distribution Agreement	20FR12B/A	001-39829	January 14, 2021
4.1	Form of Tax Matters Agreement	20FR12B/A	001-39829	January 14, 2021
4.2	Form of Employee Matters Agreement	20FR12B/A	001-39829	January 14, 2021
4.4	Form of Intellectual Property Cross License Agreement	20FR12B/A	001-39829	January 14, 2021
4.5	Form of Trademark Cross License Agreement	20FR12B/A	001-39829	January 14, 2021
4.6	Form of Cognyte Software Ltd. 2021 Share Incentive Plan	20FR12B/A	001-39829	January 14, 2021	***
4.7	Form of Indemnification Agreement	20FR12B/A	001-39829	January 14, 2021	***
4.8	Form of Compensation Policy for Executive Officers and Directors	20FR12B/A	001-39829	January 14, 2021	***
4.9	Credit Facility, dated December 27, 2020, among Cognyte Technologies Israel Ltd., as borrower, Cognyte Software Ltd., as guarantor, and Bank Leumi Le-Israel B.M., as lender (“Leumi Credit Facility”)	20FR12B/A	001-39829	January 14, 2021
4.9A	Amendment No. 1 to the Leumi Credit Facility dated July 28, 2022				*†
4.9B	Amendment No. 2 to the Leumi Credit Facility dated January 31, 2023				*†
4.10
Credit Facility, dated December 27, 2020, among Cognyte Technologies Israel Ltd., as borrower or guarantor, Cognyte Software Ltd., as borrower or guarantor, and Bank Hapoalim B.M., as lender (“Hapoalim Credit Facility”)
		20FR12B/A	001-39829	January 14, 2021

Table of Contents COGNYTE SOFTWARE LTD.

4.10A	Deed of Undertaking dated 3 February 2021, among Cognyte Technologies Israel Ltd., Cognyte Software Ltd. and Bank Hapoalim B.M Bank Hapoalim B.M. (“Deed of Undertaking”)
4.10B	Amendment to Hapoalim Credit Facility dated October 30, 2022	*†
4.10C	Amendment No.1 to the Deed of Undertaking dated October 30, 2022	*
8.1	List of Subsidiaries	*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	**
15.1	Consent of Brightman Almagor Zohar & Co.	*
15.2	Consent of Deloitte & Touche LLP	*
101.INS	Inline XBRL Instance Document.	*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.	*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.	*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).	*
_________
*    Filed herewith.
**    Furnished herewith.
*** Management contract or compensatory plan, arrangement or contract.
† Certain confidential information contained in this document, has been redacted in accordance with Instructions as to Exhibits to Form 20-F, because (i) the company customarily and actually treats that information as private or confidential and (ii) the omitted information is not material. “[***]” indicates where the information has been omitted from this exhibit.

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

Date: April 11, 2023

Table of Contents COGNYTE SOFTWARE LTD.

F-97

Table of Contents COGNYTE SOFTWARE LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Cognyte Software Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cognyte Software Ltd. and subsidiaries (the "Company") as of January 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, shareholders' equity, and cash flows for each of the two years in the period ended January 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended January 31, 2023, in conformity with principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 11, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Revenue Recognition – Over Time Accounting – Input Method — Refer to Notes 2 and 4 “Revenue Recognition” to the financial statements

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

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
April 11, 2023

We have served as the Company's auditor since 2021.

Table of Contents COGNYTE SOFTWARE LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Cognyte Software Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Cognyte Software Ltd. and subsidiaries (the “Company”) as of January 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended January 31, 2023, of the Company and our report dated April 11, 2023, expressed an unqualified opinion on those financial statements.

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

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
April 11, 2023

Table of Contents COGNYTE SOFTWARE LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Cognyte Software, Ltd.
Herzliya, Israel

Opinion on the Financial Statements

We have audited the accompanying combined statements of operations, comprehensive income, equity, and cash flows of the Cognyte Business of Verint Systems Inc. and subsidiaries (the “Company”) for the year ended January 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, such combined financial statements present fairly, in all material respects, the results of their operations and their cash flows for the year ended January 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Table of Contents COGNYTE SOFTWARE LTD.
Cognyte Software Ltd.
Consolidated Balance Sheets

	January 31
(in thousands)	2023	2022
Assets
Current assets:
Cash and cash equivalents	$34,579	$152,590
Restricted cash and cash equivalents and restricted bank time deposits	4,359	3,597
Short-term investments	17,507	10,434
Accounts receivable, net of allowance for credit losses of $1.6 million and $2.1 million, respectively	113,201	179,198
Contract assets, net	17,476	27,908
Inventories	25,263	14,366
Prepaid expenses and other current assets	39,339	31,970
Total current assets	251,724	420,063
Property and equipment, net	25,874	30,839
Operating lease right-of-use assets	17,559	25,031
Goodwill	126,487	158,233
Intangible assets, net	650	3,162
Deferred income taxes	823	1,548
Other assets	19,961	25,729
Total assets	$443,078	$664,605

Liabilities and stockholders' equity
Current liabilities:
Short term loan	$—	$100,000
Accounts payable	20,677	36,664
Accrued expenses and other current liabilities	78,297	99,774
Contract liabilities	94,882	83,158
Total current liabilities	193,856	319,596
Long-term contract liabilities	14,382	14,520
Deferred income taxes	3,031	3,447
Operating lease liabilities	10,368	17,179
Other liabilities	11,667	10,774
Total liabilities	233,304	365,516
Commitments and Contingencies
Stockholders' equity:
Common stock - $0 par value; Authorized 300,000,000 shares. Issued and outstanding 68,842,601 and 67,217,688 at January 31, 2023 and January 31, 2022, respectively	—	—
Additional paid-in capital	338,465	316,706
Accumulated deficit	(129,022)	(14,890)
Accumulated other comprehensive loss	(15,314)	(16,679)
Total Cognyte Software Ltd. stockholders' equity	194,129	285,137
Noncontrolling interest	15,645	13,952
Total stockholders’ equity	209,774	299,089
Total liabilities and stockholders’ equity	$443,078	$664,605

See notes to consolidated financial statements.

Table of Contents COGNYTE SOFTWARE LTD.
Cognyte Software Ltd.
Consolidated Statements of Operations

	Year Ended January 31,
(in thousands except share and per share data)	2023	2022	2021
Revenue:
Software	$98,288	$209,988	$187,236
Software service	175,690	201,563	190,013
Professional service and other	38,084	62,491	66,209
Total revenue	312,062	474,042	443,458
Cost of revenue:
Software	19,975	28,955	35,647
Software service	48,400	46,413	44,893
Professional service and other	50,941	56,349	51,186
Amortization of acquired technology	619	682	943
Total cost of revenue	119,935	132,399	132,669
Gross profit	192,127	341,643	310,789
Operating expenses:
Research and development, net	140,324	143,360	128,705
Selling, general and administrative	154,347	185,867	162,590
Amortization of other acquired intangible assets	779	1,455	1,218
Total operating expenses	295,450	330,682	292,513
Operating (loss) income	(103,323)	10,961	18,276
Other income (expense), net:
Interest income	774	177	1,347
Interest expense	(1,597)	(196)	(185)
Other income (expenses), net	7,151	(2,681)	5,286
Total other income (expense), net	6,328	(2,700)	6,448
(Loss) income before provision for income taxes	(96,995)	8,261	24,724
Provision for income taxes	12,956	18,517	4,414
Net (loss) income	(109,951)	(10,256)	20,310
Net income attributable to noncontrolling interest	4,181	4,634	6,107
Net (loss) income attributable to Cognyte Software Ltd.	$(114,132)	$(14,890)	$14,203

Net (loss) income per share attributable to Cognyte Software Ltd.:
Basic and diluted	$(1.68)	$(0.22)	$0.22

Weighted-average shares outstanding:
Basic and diluted	67,924	66,570	65,773

See notes to consolidated financial statements.

Cognyte Software Ltd.
Consolidated Statements of Comprehensive (Loss) Income

	Year Ended January 31,
(in thousands)	2023	2022	2021
Net (loss) income	$(109,951)	$(10,256)	$20,310
Other comprehensive loss, net of reclassification adjustments:
Foreign currency translation adjustments	1,828	(219)	(1,233)
Net (decrease) increase from foreign exchange contracts designated as hedges	(16)	(1,253)	(19)
Benefit (provision) for income taxes on net (decrease) increase from foreign exchange contracts designated as hedges	—	84	(18)
Other comprehensive loss	1,811	(1,388)	(1,270)
Comprehensive (loss) income	(108,140)	(11,644)	19,040
Comprehensive income attributable to noncontrolling interest	4,627	4,420	6,419
Comprehensive (loss) income attributable to Cognyte Software Ltd.	$(112,767)	$(16,064)	$12,621

See notes to consolidated financial statements.

Cognyte Software Ltd.
Consolidated Statements of Equity

						Accumulated Other Comprehensive Loss	Total Cognyte Software Ltd. Equity		Total Equity
(in thousands)	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Former Net Parent Investment			Non-controlling Interest
Balances as of January 31, 2020	—	—	—	—	$458,467	$(13,923)	$444,544	$10,627	$455,171
Cumulative effect of adoption of ASU No. 2016-13	—	—	—	—	$(446)	$—	$(446)	$—	$(446)
Adjusted balances, beginning of period	—	—	—	—	$458,021	$(13,923)	$444,098	$10,627	$454,725
Net income	—	—	—	—	$14,203	$—	$14,203	$6,107	$20,310
Other comprehensive (loss) income	—	—	—	—	$—	$(1,582)	$(1,582)	$312	$(1,270)
Dividends to noncontrolling interest	—	—	—	—	$—	$—	$—	$(4,176)	$(4,176)
Cash dividends declared payable to parent	—	—	—	—	$(35,000)	$—	$(35,000)	$—	$(35,000)
Net transfers to parent	—	—	—	—	$(164,218)	$—	$(164,218)	$—	$(164,218)
Balances as of January 31, 2021	$—	$—	$—	$—	$273,006	$(15,505)	$257,501	$12,870	$270,371
Spin-off from Verint	$—	$—	$—	$—	$9,558	$—	$9,558	$—	$9,558
Net (loss) income	$—	$—	$—	$(14,890)	$—	$—	$(14,890)	$4,634	$(10,256)
Other comprehensive loss	$—	$—	$—	$—	$—	$(1,174)	$(1,174)	$(214)	$(1,388)
Reclassification of former net parent investment	$—	$282,564	$—	$—	$(282,564)	$—	$—	$—	$—
Share-based compensation activity	$—	$34,142	$181	$—	$—	$—	$34,323	$—	$34,323
Repurchase of shares	$—	$—	$(181)	$—	$—	$—	$(181)	$—	$(181)
Dividends to noncontrolling interest	$—	$—	$—	$—	$—	$—	$—	$(3,338)	$(3,338)
Balances as of January 31, 2022	$—	$316,706	$—	$(14,890)	$—	$(16,679)	$285,137	$13,952	$299,089
Net (loss) income	$—	$—	$—	$(114,132)	$—	$—	$(114,132)	$4,181	$(109,951)
Other comprehensive income	$—	$—	$—	$—	$—	$1,365	$1,365	$446	$1,811
Share-based compensation activity	$—	$21,759	$—	$—	$—	$—	$21,759	$—	$21,759
Dividends to noncontrolling interest	$—	$—	$—	$—	$—	$—	$—	$(2,934)	$(2,934)
Balances as of January 31, 2023	$—	$338,465	$—	$(129,022)	$—	$(15,314)	$194,129	$15,645	$209,774

See notes to consolidated financial statements.

Cognyte Software Ltd.
Consolidated Statements of Cash Flows

	Year Ended January 31,
(in thousands)	2023	2022	2021
Cash flows from operating activities:
Net (loss) income	$(109,951)	$(10,256)	$20,310
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	18,050	21,278	22,519
Allowance for credit losses	2,763	432	1,850
Gain from business divestiture, see Note 7	(5,764)	—	—
Stock-based compensation, excluding cash-settled awards	25,246	32,865	27,423
Provision (benefit) from deferred income taxes	45	5,860	(2,195)
Non-cash (losses) gains on derivative financial instruments, net	426	(133)	95
Change in fair value of contingent consideration for business combinations	—	(134)	(3,665)
Other non-cash items, net	681	766	(2,964)
Changes in operating assets and liabilities:
Accounts receivable	59,186	(5,718)	1,496
Contract assets	8,517	(7,115)	8,442
Inventories	(13,101)	(363)	(1,142)
Prepaid expenses and other assets	(2,364)	8,465	5,119
Accounts payable and accrued expenses	(37,885)	4,885	8,668
Contract liabilities	18,000	(51,314)	(16,770)
Other liabilities	174	1,761	210
Other, net	(1,010)	1,351	1,915
Net cash (used in) provided by operating activities	(36,987)	2,630	71,311

Cash flows from investing activities:
Purchases of property and equipment	(8,274)	(11,759)	(14,199)
Purchases of short-term investments	(55,150)	(58,973)	(48,585)
Maturities and sales of short-term investments	48,765	52,978	51,174
Settlements of derivative financial instruments not designated as hedges	201	(138)	213
Cash paid for capitalized software development costs	(3,408)	(6,033)	(5,132)
Proceeds from Business divestiture, net of cost, see Note 7	37,635	—	—
Change in restricted bank time deposits, including long-term portion	358	5,561	31,084
Other investing activities	—	513	1,863
Net cash provided by (used in) investing activities	20,127	(17,851)	16,418

Cash flows from financing activities:
Net transfers to former parent	—	—	(189,047)
(Repayment) withdrawal from credit facility - presented as short term loan	(100,000)	100,000	—
Dividend paid to former parent	—	(35,000)	—
Repayments of parent borrowings	—	—	(7,025)
Dividends paid to noncontrolling interest	(2,934)	(3,338)	(4,176)
Payments of contingent consideration for business combinations (financing portion)	—	(2,738)	(4,877)
Other financing activities	—	(181)	(492)
Net cash (used in) provided by financing activities	(102,934)	58,743	(205,617)
Foreign currency effects on cash, cash equivalents, restricted cash, and restricted cash equivalents	617	41	(864)
Net (decrease) increase in cash, cash equivalents, restricted cash and restricted cash equivalents	(119,176)	43,563	(118,752)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	158,220	114,657	233,409
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$39,044	$158,220	$114,657

Reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents at end of period:
Cash and cash equivalents	$34,579	$152,590	$78,570
Restricted cash and cash equivalents included in restricted cash and cash equivalents and restricted bank time deposits	4,302	3,486	25,904
Restricted cash and cash equivalents included in other assets	163	2,144	10,183
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$39,044	$158,220	$114,657

See notes to consolidated financial statements.

Cognyte Software Ltd.
Notes to Consolidated Financial Statements

1.ORGANIZATION, OPERATIONS AND BASIS OF PRESENTATION

Description of Business

Cognyte Software Ltd. (the “Company”, “Cognyte”, “we”, “us” and “our”) is a global leader in investigative analytics software that empowers a variety of government and other organizations with Actionable Intelligence for a Safer World™. Our open interface software is designed to help customers accelerate and improve the effectiveness of investigations and decision-making. Hundreds of customers rely on our solutions to accelerate and conduct investigations and derive insights, with which they identify, neutralize, and tackle threats to national security and address different forms of criminal and terror activities.

Basis of Presentation

On February 1, 2021, the spin-off of Cognyte from Verint Systems Inc. (“Verint”) was completed.

Prior to the spin-off, the Company had not published stand-alone financial statements. As a result, the Company's comparative combined financial statements for the year ended as of January 31, 2021 were derived (carved-out) from the consolidated financial statements and accounting records of Verint and have been prepared in conformity with generally accepted accounting principles in the United States (“GAAP”). The preparation of the combined financial statements required management to make certain estimates and assumptions that affects the reported amounts of assets and liabilities as well as expenses. During the year ended January 31, 2021 the Company functioned as part of the larger group of companies controlled by Verint. Accordingly, Verint performed certain corporate overhead functions for the Company. Therefore, certain corporate costs, including compensation costs for corporate employees supporting the Company, have been allocated from Verint. These allocated costs are for corporate functions including, but not limited to, senior management, legal, human resources, finance and accounting, treasury, information technology, internal audit and other shared services, which were not historically provided at the Company level. Where possible, these costs were specifically identified to the Company, with the remainder primarily allocated on the basis of revenue as a relevant measure. The combined financial statements do not necessarily include all the expenses that would have been incurred or held by the Company had it been a separate, stand-alone company, and we have incurred additional expenses as a separate, stand-alone publicly-traded company. It is not practicable to estimate actual costs that would have been incurred had the Company been a separate stand-alone company during the years ended January 31, 2021. Allocations for management costs and corporate support services provided to the Company totaled $97.3 million for the year ended January 31, 2021. The Company and Verint considered the allocations to be a reasonable reflection of the benefits received by the Company. See also Note 3, “Related Party Transactions with Verint” for further discussion.

Unless noted otherwise, references to the consolidated financial statements and discussion in the notes to the consolidated financial statements also pertains to the combined, carve-out basis financial statements for the year ended January 31, 2021.

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

COVID-19 Pandemic

The COVID-19 pandemic has reached all of the regions in which we do business. Companies around the world, including us, our customers, partners, and vendors, have implemented actions in response, including among others, office closings, site restrictions, and employee travel restrictions.

We have seen an improvement in the business environment in 2022 after an initial downturn in early 2020 and 2021; however, during these years, our revenue was negatively impacted by delays and reduced spending attributed to the impact of the

COVID-19 pandemic on our customers’ operational priorities and as a result of cost containment measures that they have implemented. Many of our customers are government agencies, and their budgets have been and may continue to be impacted due to the efforts taken to combat the pandemic and the economic consequences resulting therefrom. If some of our government customers experience budget shortfalls, they may decide to forgo using our services.

Furthermore, an additional regional or global health epidemic or pandemic, including variants of COVID-19, as well as the implementation of measures attempting to contain and mitigate the effects of such epidemic or pandemic, may disrupt our operations and reduce demand for our products and services.

In addition, as a result of the COVID-19 pandemic, we have implemented a hybrid working model whereby some of our employees are working a portion or all of their time remotely. It is possible that widespread remote work arrangements may have a negative impact on our operations, the execution of our business plans, the productivity and availability of key personnel and other employees necessary to conduct our business, and on third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices. The increase in remote working may also result in increased privacy, data security, and fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenges, particularly as regulatory guidance evolves in response to future developments. Such risks could materially and adversely affect our business and results of operations.

War in Europe

On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Russia’s military actions against Ukraine have led to an unprecedented expansion of export restrictions and sanctions imposed by the United States, the European Union, the United Kingdom, and numerous other countries against Russia and Belarus. In addition, Russian authorities have imposed significant currency control measures, other sanctions and imposed other economic and financial restrictions. The situation is rapidly evolving, and further sanctions and export restrictions could negatively impact the global economy and financial markets and could adversely affect our business. The length and impact of the ongoing military conflict is highly unpredictable, and has led to and could continue creating market disruptions, including significant volatility in commodity prices, credit and capital markets, restrictions on international trade as well as supply chain interruptions.

We are continuing to monitor the situation in Ukraine and assessing its potential impact on our business. While we do not trade with any Russian or Belarusian governmental agencies or with any of the entities which are subject to sanctions, any of the above-mentioned factors could adversely affect our business, prospects, financial condition, and operating results and/or exacerbate other risks highlighted in this Annual Report. The extent and duration of the military action, sanctions and resulting market disruptions are currently impossible to predict, but could be substantial. Additionally, disruptive impacts of the conflict on other countries in Eastern Europe, including Bulgaria and Romania, where we have operations and facilities, could be prolonged, which may require us to reevaluate our operations there and/or otherwise harm our business. In addition, in response to the armed conflicts, governments may allocate budgets to military or other immediate needs, at the expense of our solutions.

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

Investments

Our investments generally consist of bank time deposits with remaining maturities in excess of 90 days at the time of purchase. We held no marketable debt securities at January 31, 2023 and 2022. Investments with maturities in excess of one year are included in other assets.

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

We grant credit terms to our customers in the ordinary course of business. Concentrations of credit risk with respect to accounts receivable and contract assets are generally limited due to the large number of customers comprising our customer base and their dispersion across different industries and geographic areas. We have both direct and indirect contracts with two governments outside the United States, that combined accounted for $54.2 million and $80.1 million of our aggregated accounts receivable and contract assets, at January 31, 2023 and 2022, respectively. We believe our contracts with these governments present insignificant credit risk.

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

The following table summarizes the activity in our credit losses for the years ended January 31, 2023, 2022, and 2021:

	Year Ended January 31,
(in thousands)	2023	2022	2021
Allowance for credit losses, beginning of year	$2,110	$4,559	$4,085
Cumulative effect of adoption of ASU No. 2016-13	—	—	435
Provisions charged to expense	2,824	342	1,840
Amounts written off	(3,080)	(2,791)	(1,922)
Business divestiture	(308)	—	—
Other, including fluctuations in foreign exchange rates	37	—	121
Allowance for credit losses, end of year	$1,583	$2,110	$4,559

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

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method based over the estimated useful lives of the assets. The vast majority of equipment, furniture and other is depreciated over periods ranging from three to six years. Software is typically depreciated over a period of four years. Buildings are typically depreciated over twenty-five years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term. Finance leased assets are amortized over the related lease term.

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

We test goodwill for impairment at the reporting unit level on an annual basis usually as of November 1, or more frequently if changes in facts and circumstances indicate that impairment in the value of goodwill may exist.

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

Derivative Financial Instruments

The Company accounts for derivatives and hedging based on ASC 815, Derivatives and Hedging, which requires recognizing all derivatives on the balance sheet at fair value. If the derivatives meet the definition of a cash flow hedge and are so designated, depending on the nature of the hedge, the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period, or periods, during which the hedged transaction affects earnings.

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

Revenue Recognition

We account for revenue in accordance with ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). For additional details please refer to note 4, “Revenue Recognition”.

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

We receive non-refundable grants from the Israeli Innovation Authority (“IIA”) that fund a portion of our research and development expenditures. We have elected to enter only into non-royalty-bearing arrangements with the IIA which do not require us to pay royalties. Funds received from the IIA are recorded as a reduction to research and development expense. Royalties, to the extent paid, are recorded as part of our cost of revenue.

We also periodically derive benefits from participation in certain government-sponsored programs in other jurisdictions, for the support of research and development activities conducted in those locations.

Software Development Costs

Costs incurred to acquire or develop software to be sold, leased or otherwise marketed are capitalized after technological feasibility is established, and continue to be capitalized through the general release of the related software product. Amortization of capitalized costs begins in the period in which the related product is available for general release to customers and is recorded on a straight-line basis, which approximates the pattern in which the economic benefits of the capitalized costs are expected to be realized, over the estimated economic lives of the related software products, generally over a period of up to 6 years.

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

Transactions denominated in currencies other than a functional currency are converted to the functional currency on the transaction date, and any resulting assets or liabilities are further remeasured at each reporting date and at settlement. Gains and losses recognized upon such remeasurements are included within Other income (expenses), net in the consolidated statements of operations. We recorded net foreign currency losses of $0.1 million, net foreign currency losses of $3.1 million and net foreign currency gains of $1.7 million for the years ended January 31, 2023, 2022, and 2021, respectively.

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

Tax indemnification

Income tax indemnifications are contractual arrangements established between two parties whereby one party will reimburse the other for income taxes paid to a taxing authority related to tax positions that arose (typically) prior to a transaction. If we are a primary obligor to the taxing authority, we should account for any tax exposure pursuant to the uncertain tax provision guidance of ASC 740. If we are not a primary obligor to the taxing authority, we should account for the tax risk pursuant to ASC 460, Guarantees, which requires the use of the greater of the fair value of the indemnity or the contingent liability required to be recognized under ASC 450, Contingencies.

In accordance with the Tax Matters Agreement entered between the Company and Verint in conjunction with the spin-off, the Company has an indemnification obligation to Verint with respect to some or all of the resulting tax to Verint under the Tax Matters Agreement. Following the spin-off, the Company is obligated to indemnify Verint, which is the primary obligor to the taxing authority for the GILTI calculation, and accordingly the Company recorded in the fiscal year that ended in January 31, 2023 a tax indemnification pursuant of ASC 460, Guarantees (ASC 460).

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

Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This guidance provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The guidance applies only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. This guidance is effective for all entities as of March 12, 2020 through December 31, 2024. The adoption of this guidance does not have a material impact on the Company’s consolidated financial results of operations, financial position or cash flows.

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

In September 2022, the FASB issued ASU 2022-04 Liabilities — Supplier Finance Programs: Disclosure of Supplier Finance Program Obligations (Subtopic 405-50). This guidance is intended to address requests from stakeholders for information about an entity’s use of supplier finance programs and their effect on the entity’s working capital, liquidity, and cash flows. The guidance is effective for the fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on roll-forward information requirement, which is effective for the fiscal years beginning after December 15, 2023.

3. RELATED PARTY TRANSACTIONS

Related party transactions with Bank Leumi

During October 2022, Zvika Naggan, a member of our board of directors, was appointed to serve as member of the board of directors of Bank Leumi. Effective as of February 2021, we entered into a revolving credit facility with Bank Leumi Le-Israel B.M. (“Bank Leumi”), an Israeli bank. Under the credit facility with Bank Leumi, we were provided with a total of up to $50 million in borrowings, made available to the Company for three years from the effective date. Our obligations under the credit facility are guaranteed by certain customary affirmative and restrictive covenants for credit facilities of this type. The credit facilities also contain financial covenants which are measured at the end of each quarter.

As of January 31, 2023 we did not withdraw any funds from the credit facility with Bank Leumi.

Related party transactions with Verint

In connection with the spin-off we entered into a Separation and Distribution Agreement with Verint related to the separation and distribution. In addition, we entered into several other agreements with Verint prior to completion of the spin-off to effect the separation and provide a framework for our relationship with Verint after the spin-off, including a Tax Matters Agreement, an Employee Matters Agreement, an Intellectual Property Cross License Agreement, and a Trademark Cross License Agreement. In the years ended January 31, 2023 and 2022, we incurred net expenses of $4.7 million and $4.8 million, respectively in relation to these agreements with Verint. See also note “17. Commitment and Contingencies”.

The combined financial statements of the comparative figures for the year ended January 31, 2021 were prepared on a carve-out basis and derived from the consolidated financial statements and accounting records of Verint.

During the year ended January 31, 2021 Verint provided certain services, such as but not limited to, senior management, legal, human resources, finance and accounting, treasury, information technology, internal audit and other shared services, on behalf of the Company. Where possible, these costs were specifically identified to the Company, with the remainder primarily allocated on the basis of revenue as a relevant measure. The Company and Verint both consider the allocations to be a reasonable reflection of the benefits received by the Company. During the year ended January 31, 2021, the Company was allocated $97.3 million of corporate expenses incurred by Verint and such amounts are included in the consolidated statement of operations of the comparative figures of the year ended January 31, 2021. As certain expenses reflected in the consolidated financial statements for the year ended January 31, 2021 include allocations of corporate expenses from Verint, this statement could differ from the statement that would have been prepared had the Company operated on a stand-alone basis.

The components of the costs of services allocated to the Company for the year ended January 31, 2021 are as follows:

Year Ended January 31,
(in thousands)	2021
Cost of revenue:
Software	$1,981
Software service	1,548
Professional service and other	2,743

Research and development, net	21,783
Selling, general and administrative	69,210
Total allocated corporate expenses	$97,265

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

We do not adjust the promised amount of consideration for the effects of a significant financing component since the Company expects, at contract inception, that the period between the time of transfer of the promised goods or services to the customer and the time the customer pays for these goods or services to be generally one year or less, based on the practical expedient. The Company’s credit terms to customers are, on average, between 30 and 60 days.

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

Software revenue licenses either provide our customers a perpetual right to use our software or the right to use our software for only a fixed term, in most cases between one and three-year time frame. Generally, our contracts do not provide significant services of integration and customization and installation services are not required to be purchased directly from us. For the majority of our software licenses, we have concluded that the licenses are distinct as our customers can benefit from the software on its own. Software revenue is typically recognized when the software is delivered or made available for download to the customer. Our subscription software licenses are not distinct from our support services as the utility of the software to the customer will significantly degrade during the license term. Subscription license revenue is recognized over the term of the subscription period beginning when the software is delivered to the customer. We rarely sell our software licenses on a stand-alone basis and as a result SSP is not directly observable and must be estimated. We apply the adjusted market assessment approach, considering both market conditions and entity specific factors such as assessment of historical data of bundled sales of software licenses with other promised goods and services in order to maximize the use of observable inputs. Software SSP is established based on an appropriate discount from our established list price, taking into consideration whether there is certain stratification of the population with different pricing practices.

Software service revenue is derived from cloud-based SaaS revenue and, providing technical support services, bug fixes and unspecified software updates to customers on a when-and-if-available basis. Each of these performance obligations provide benefit to the customer on a stand-alone basis and are distinct in the context of the contract. Each of these distinct performance obligations represent a stand ready obligation to provide service to a customer, which is concurrently delivered and has the same pattern of transfer to the customer, which is why we account for these support services as a single performance obligation. We recognize support services ratably over the contractual term, which typically is one year and develop SSP for support services based on stand-alone renewal contracts.

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

	Year Ended January 31,
(in thousands)	2023	2022	2021
Revenue by recurrence:
Recurring revenue	$197,398	$230,969	$223,405
Nonrecurring revenue	114,664	243,073	220,053
Total revenue	$312,062	$474,042	$443,458

Contract Balances

The following table provides information about accounts receivable, contract assets, and contract liabilities from contracts with customers:

	January 31,
(in thousands)	2023	2022
Accounts receivable, net	$113,201	$179,198
Contract assets, net	$17,476	$27,908
Contract liabilities	$94,882	$83,158
Long-term contract liabilities	$14,382	$14,520

We receive payments from customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract assets are rights to consideration in exchange for goods or services that we have transferred to a customer when that right is conditional on something other than the passage of time. The majority of our contract assets represent unbilled amounts related to arrangements where our right to consideration is subject to the contractually agreed upon billing schedule. We expect billing and collection of our contract assets to occur within the next twelve months and had no asset impairment related to contract assets in the period. During the years ended January 31, 2023 and 2022, we transferred $16.3 million and $13.0 million, respectively, to accounts receivable from contract assets recognized at the beginning of each period, as a result of the right to the transaction consideration becoming unconditional. We recognized $10.3 million and $19.1 million of contract assets during the years ended January 31, 2023 and 2022, respectively. During the year ended January 31, 2023, the Company divested a portion of its business, as described in Note 7. As a result, the Company divested $2.1 million of its contract assets.

There are two customers that accounted for a combined $54.2 million and $80.1 million of our aggregated accounts receivable and contract assets at January 31, 2023 and 2022, respectively. These amounts result from both direct and indirect contracts with governments outside of the U.S. which we believe present insignificant credit risk.

Contract liabilities represent consideration received or consideration which is unconditionally due from customers prior to transferring goods or services to the customer under the terms of the contract. Revenue recognized during the years ended January 31, 2023 and 2022 from amounts included in contract liabilities at the beginning of each period was $61.3 million and $107.2 million, respectively.

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

The timing and amount of revenue recognition for our RPO is influenced by several factors, including timing of support renewals, and the revenue recognition for certain projects can extend over longer periods of time, delivery under which, for various reasons, may be delayed, modified, or canceled. Therefore, the amount of remaining obligations may not be a meaningful indicator of future results. While uncommon, in some cases, we may decide to unilaterally cancel outstanding orders and reduce the RPO when there have been extended delays by customers to pay the agreed upon down payments or due to other reasons.

The following table provides information about our RPO:

	January 31,
(in thousands)	2023	2022
RPO:
Expected to be recognized within 1 year	$280,662	$300,212
Expected to be recognized in more than 1 year	302,329	211,346
Total RPO	$582,991	$511,558

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

Total capitalized costs to obtain contracts were $9.7 million as of January 31, 2023, of which $7.4 million is included in prepaid expenses and other current assets and $2.3 million is included in other assets on our consolidated balance sheet. Total capitalized costs to obtain contracts were $8.3 million as of January 31, 2022, of which $6.4 million is included in prepaid expenses and other current assets and $1.9 million is included in other assets on our consolidated balance sheet. During the years ended January 31, 2023, 2022, and 2021, we expensed $13.3 million, $24.4 million, and $23.8 million, respectively, of sales and agent commissions, which are included in selling, general and administrative expenses.

We capitalize costs incurred to fulfill our contracts when the costs relate directly to the contract and are expected to generate resources that will be used to satisfy the performance obligation under the contract and are expected to be recovered through revenue generated under the contract. Costs to fulfill contracts are expensed to cost of revenue as we satisfy the related performance obligations. Total capitalized costs to fulfill contracts were $2.5 million as of January 31, 2023, of which $2.4 million is included in prepaid expenses and other current assets and $0.1 million is included in other assets on our consolidated balance sheet. Total capitalized costs to fulfill contracts were $3.6 million as of January 31, 2022, of which $3.1 million is included in prepaid expenses and other current assets and $0.5 million is included in other assets on our consolidated balance sheet. Deferred cost of revenue is classified in its entirety as current or long-term based on whether the related revenue will be recognized within twelve months of the origination date of the arrangement. The amounts capitalized primarily relate to prepaid third-party cloud costs. During the years ended January 31, 2023, 2022, and 2021, we amortized $3.9 million, $7.8 million, and $13.5 million, respectively, of contract fulfillment costs.

5. SHORT TERM LOAN

We entered into two revolving credit facilities effective upon the completion of the spin-off, February 2021, which are valid for three years until January 31, 2024 and provide for a total of up to $100.0 million in total borrowings. As of January 31, 2023, we do not have any withdrawn funds from the revolving credit facilities. Interest rates on both facilities are based on LIBOR or Term SOFR plus a margin of 2.25% - 3.15%. The interest expense incurred on the withdrawn amount was $1.6 million and $0.2 million for the years ended January 31, 2023 and 2022, respectively. In addition, we are required to pay a commitment fee with respect to unused credit under the credit facilities at a rate of 0.55% - 0.75% per annum. The commitment fee incurred with respect to unused credit under the credit facilities was $0.3 million and $0.4 million for the year ended January 31, 2023 and 2022, respectively.

Our obligations under the credit facilities are guaranteed by certain customary affirmative and restrictive covenants for credit facilities of this type. The credit facilities also contain financial covenants which are measured at the end of each quarter. During the year ended January 31, 2023, we reached into agreements with the banks about updated financial covenants in the credit facilities. The current financial covenants are:

1.The equity shall not decrease below $200 million or below 30% of Cognyte’s total consolidated assets.
2.Cognyte shall maintain, on consolidated basis, an amount of unrestricted cash and cash equivalents (including short term investments) of at least $25 million.
3.The current assets shall be higher than current liabilities.
4.The net cash (total cash, cash equivalents and short term investments less total debt) shall be higher than $10.0 million.

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

As at January 31, 2023 and 2022 we met all the financial covenants.

6. CONTINGENT CONSIDERATION ASSOCIATED WITH BUSINESS COMBINATIONS

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

For the year ended January 31, 2022 and 2021, we recorded benefits of $0.2 million and $3.7 million, respectively, within selling, general and administrative expenses for changes in the fair values of contingent consideration obligations associated with business combinations. All remaining contingent consideration obligations associated with business combinations were fully paid during the financial year ended January 31, 2022.

Payments of contingent consideration earned under these agreements were $2.7 million and $4.9 million for the years ended January 31, 2022 and 2021, respectively.

7. DIVESTITURE

On December 1, 2022 Cognyte sold SIS to Volaris. The sale was accomplished by $42.4 million in cash purchase and $4.7 million in hold back (recorded in Prepaid expenses and other current assets). The sale included equity interests, assets and liabilities attributable to the SIS business for a total consideration of $47.1 million, plus a performance based earn-out, if and to the extent earned. The SIS sale resulted in a pre-tax gain on sale of $5.8 million, net of $4.7 million closing costs included in Other income (expenses), net in the consolidated statements of operations. The sale price is subject to adjustment based on changes in actual closing net working capital. Final potential working capital adjustments are pending.

In connection with the sale, the Company and Volaris entered into a transition services agreement whereby the Company provides certain post-closing services to Volaris related to the business of SIS.

The transaction did not meet the criteria set forth in ASC 205-20 for discontinued operations as it did not reflect a significant strategic shift that would have a major effect on the Company's operations or financial results.

The following is a summary of the assets and liabilities distributed as part of the SIS Sale on December 1st, 2022:

As of December 1,
(in thousands)	2022
Current assets:
Accounts receivable	5,217
Contract assets, net	2,091
Inventories	731
Prepaid expenses and other current assets	402
Total current assets	8,441
Property and equipment, net	1,409
Operating lease right-of-use assets	648
Goodwill	31,865
Intangible assets, net	415
Deferred income taxes	162
Other assets	3,392
Total assets	$46,332

Current liabilities:
Accounts payable	$1,327
Accrued expenses and other current liabilities	1,231
Contract liabilities	5,752
Total current liabilities	8,310
Long-term contract liabilities	946
Operating lease liabilities	461
Total liabilities	$9,717

8. INTANGIBLE ASSETS AND GOODWILL

Acquisition-related intangible assets consisted of the following as of January 31, 2023 and 2022:

	January 31, 2023
(in thousands)	Cost	Accumulated Amortization	Net
Intangible assets with finite lives:
Acquired technology	$61,058	$(61,058)	$—
Customer relationships	3,550	(3,002)	549
Trade names	805	(704)	101
Distribution network	2,000	(2,000)	—
Total intangible assets	$67,413	$(66,764)	$650

	January 31, 2022
(in thousands)	Cost	Accumulated Amortization	Net
Intangible assets with finite lives:
Acquired technology	$64,150	$(62,909)	$1,241
Customer relationships	4,166	(2,913)	1,253
Trade names	1,158	(876)	282
Distribution network	2,000	(2,000)	—
Non-competition agreements	1,307	(921)	386
Total intangible assets	$72,781	$(69,619)	$3,162

Total amortization expense recorded for acquisition-related intangible assets was $1.4 million, $2.1 million and $2.2 million for the years ended January 31, 2023, 2022, and 2021, respectively.

Estimated future amortization expense on finite-lived acquisition-related intangible assets is as follows:

(in thousands)
Years Ending January 31,	Amount
2024	$362
2025	$288
Total	$650

We recorded $0.7 million of impairments for certain acquired technology assets, which is included within software cost of revenue and selling, general and administrative expenses of $0.6 million and $0.1 million, respectively, for the year ended January 31, 2023. No impairments of acquired intangible assets were recorded during the year ended January 31, 2022. We recorded $0.3 million of impairments for certain acquired technology assets, which is included within software cost of revenue and professional service and other cost of revenue of $0.2 million and $0.1 million, respectively, for the year ended January 31, 2021.

The change in the net carrying amount of goodwill activity for the years ended January 31, 2023 and 2022 was as follows:

(in thousands)	Amount
Goodwill at January 31, 2021	$158,183
Foreign currency translation	50
Goodwill at January 31, 2022	$158,233
Business divestiture	(31,865)
Foreign currency translation	119
Goodwill at January 31, 2023	$126,487

During the year ended January 31, 2023, the Company divested a portion of its business, as described in Note 7. As a result, the Company allocated a portion of its total goodwill to the divested business, based on the relative fair value associated with the divested business, in the amount of $31.9 million.

No goodwill impairment was identified for the years ended January 31, 2023, 2022 and 2021.

9. SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENT INFORMATION

Consolidated Balance Sheets

Inventories consisted of the following as of January 31, 2023 and 2022:

	January 31,
(in thousands)	2023	2022
Raw materials	$17,337	$9,753
Work-in-process	7,057	2,953
Finished goods	869	1,660
Total inventories	$25,263	$14,366

Property and equipment, net consisted of the following as of January 31, 2023 and 2022:

	January 31,
(in thousands)	2023	2022
Land and buildings	$2,854	$2,854
Leasehold improvements	13,486	14,032
Software	27,889	26,281
Equipment, furniture and other	54,617	54,880
Total cost	98,846	98,047
Less: accumulated depreciation and amortization	(72,971)	(67,208)
Total property and equipment, net	$25,874	$30,839

Depreciation expense on property and equipment was $11.7 million, $15.5 million and $16.9 million in the years ended January 31, 2023, 2022, and 2021, respectively.

Prepaid expenses and other current assets consisted of the following as of January 31, 2023 and 2022:

	January 31,
(in thousands)	2023	2022
Prepaid expenses	$29,081	$22,653
Deferred cost of revenue	2,347	3,096
Income tax receivables	7,028	5,464
Other	883	757
Total prepaid expenses and other current assets	$39,339	$31,970

Other assets consisted of the following as of January 31, 2023 and 2022:

	January 31,
(in thousands)	2023	2022
Long-term restricted cash and time deposits	$203	$2,488
Capitalized software development costs, net	9,706	13,920
Deferred commissions	2,339	1,897
Long-term deferred cost of revenue	127	525
Long-term security deposits	6	716
Noncontrolling investments accounted under ASC 321	7,046	5,162
Other	534	1,021
Total other assets	$19,961	$25,729

Accrued expenses and other current liabilities consisted of the following as of January 31, 2023 and 2022:

	January 31,
(in thousands)	2023	2022
Compensation and benefits	$38,253	$51,527
Distributor and agent commissions	10,345	14,877
Operating lease obligations - current portion	6,604	7,409
Income taxes	3,121	6,585
Taxes other than income taxes	8,929	2,962
Fair value of derivatives - current portion	1,592	801
Other	9,453	15,613
Total accrued expenses and other current liabilities	$78,297	$99,774

Other liabilities consisted of the following as of January 31, 2023 and 2022:

	January 31,
(in thousands)	2023	2022
Unrecognized tax benefits, including interest and penalties	$9,563	$8,604
Obligations for severance compensation	2,104	2,145
Other	—	25
Total other liabilities	$11,667	$10,774

Consolidated Statements of Operations

Other income (expense), net consisted of the following for the years ended January 31, 2023, 2022, and 2021:

	Year Ended January 31,
(in thousands)	2023	2022	2021
Gain from business divestiture	$5,764	—	—
Gains on investments, net	$1,660	$729	$3,769
Foreign currency (losses) gains, net	(51)	$(3,140)	$1,682
(Losses) gains on derivative financial instruments, net	(426)	133	(95)
Other expense, net	204	(403)	(70)
Total other income (expense), net	$7,151	$(2,681)	$5,286

Consolidated Statements of Cash Flows

The following table provides supplemental information regarding our consolidated cash flows for the years ended January 31, 2023, 2022, and 2021:

	Year Ended January 31,
(in thousands)	2023	2022	2021
Cash paid for interest	$1,978	$470	$38
Cash payments of income taxes, net	$11,284	8,232	1,260
Non-cash investing and financing transactions:
Accrued cash dividends payable to parent	$—	—	35,000
Accrued but unpaid purchases of property and equipment	$972	1,166	2,636
Inventory transfers to property and equipment	$1,474	537	894

10. ACCUMULATED OTHER COMPREHENSIVE LOSS

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

The following table summarizes changes in the components of our accumulated other comprehensive loss for the years ended January 31, 2023, 2022, and 2021:

(in thousands)	Unrealized Gains (Losses) on Derivative Financial Instruments Designated as Hedges	Foreign Currency Translation Adjustments	Total
Balance at January 31, 2020	596	(14,519)	(13,923)
Other comprehensive income (loss) before reclassifications	1,599	(1,545)	54
Amounts reclassified out of accumulated other comprehensive income	1,636	—	1,636
Net current period OCI	(37)	(1,545)	(1,582)
Balance at January 31, 2021	559	(16,064)	(15,505)
Other comprehensive income (loss) before reclassifications	1,229	(5)	1,224
Amounts reclassified out of accumulated other comprehensive income	2,398	—	2,398
Net current period OCI	(1,169)	(5)	(1,174)
Balance at January 31, 2022	(610)	(16,069)	(16,679)
Other comprehensive (loss) income before reclassifications	(6,148)	1,382	(4,766)
Amounts reclassified out of accumulated other comprehensive income	(6,131)	—	(6,131)
Net current period OCI	(16)	1,382	1,365
Balance at January 31, 2023	$(626)	$(14,687)	$(15,314)

All amounts presented in the table above are net of income taxes, if applicable. The accumulated net income in foreign currency translation adjustments primarily reflect the weakening of the U.S. dollar against the Brazilian real, which has resulted in higher U.S. dollar-translated balances of Brazilian real.

The amounts reclassified out of accumulated other comprehensive loss into the consolidated statements of operations, with presentation location, for the years ended January 31, 2023, 2022, and 2021, were as follows:

	Year Ended January 31,			Financial Statement Location
(in thousands)	2023	2022	2021
Unrealized (losses) gains on derivative financial instruments:
Foreign currency forward contracts	$(54)	$6	$39	Cost of software revenue
	(278)	40	117	Cost of software service revenue
	(311)	225	92	Cost of professional service and other revenue
	(3,009)	1,190	960	Research and development, net
	(2,479)	853	674	Selling, general and administrative
	(6,131)	2,314	1,882	Total, before income taxes
	—	84	(246)	(Provision) benefit for income taxes
	$(6,131)	$2,398	$1,636	Total, net of income taxes

11. RESEARCH AND DEVELOPMENT, NET

Our gross research and development expenses for the years ended January 31, 2023, 2022, and 2021, were $140.4 million, $143.7 million and $129.2 million, respectively. We had no reimbursements from the IIA and other government grant programs for the year ended January 31, 2023. Reimbursements from the IIA and other government grant programs amounted to $0.3 million and $0.5 million for the years ended January 31, 2022 and 2021, respectively, which were recorded as reductions of gross research and development expenses.

We capitalize certain costs incurred to develop our commercial software products, and we then recognize those costs within cost of software revenue as the products are available for sale. Activity for our capitalized software development costs for the years ended January 31, 2023, 2022, and 2021, was as follows:

	Year Ended January 31,
(in thousands)	2023	2022	2021
Capitalized software development costs, net, beginning of year	$13,920	$11,315	$11,679
Software development costs capitalized during the year	3,408	6,033	5,132
Amortization of capitalized software development costs	(4,708)	(3,291)	(3,072)
Business divestiture	(2,922)	—	—
Write-offs of capitalized software development costs	—	(142)	(2,244)
Foreign currency translation and other	8	5	(180)
Capitalized software development costs, net, end of year	$9,706	$13,920	$11,315

During the year ended January 31, 2023 there were no write-offs of capitalized software development costs. During the years ended January 31, 2022 and 2021 we recorded an impairment charge of 0.1 million and 2.2 million, respectively, in software cost of revenue, reflecting the write-off of previously capitalized software development costs that were deemed non-recoverable based on our expectations of future market conditions.

12. INCOME TAXES

The components of income (loss) before provision for income taxes for the years ended January 31, 2023, 2022, and 2021 were as follows:

	Year Ended January 31,
(in thousands)	2023	2022	2021
U.S.	$(18,240)	$(9,596)	$(8,665)
Non-U.S.	(78,755)	17,857	33,389
Total income before provision for income taxes	$(96,995)	$8,261	$24,724

The provision for income taxes for the years ended January 31, 2023, 2022, and 2021 consisted of the following:

	Year Ended January 31,
(in thousands)	2023	2022	2021
Current provision (benefit) for income taxes:
U.S. Federal	$5,161	$—	$(1,434)
U.S. State	204	(11)	(44)
Non-U.S.	7,546	12,668	8,087
Total current provision (benefit) for income taxes	12,911	12,657	6,609
Deferred provision (benefit) for income taxes:
U.S. Federal	2,155	(1,143)	(910)
U.S. State	(414)	53	(200)
Non-U.S.	(1,696)	6,950	(1,085)
Total deferred provision (benefit) for income taxes	45	5,860	(2,195)
Total provision for income taxes	$12,956	$18,517	$4,414

Although Cognyte is organized as an Israeli limited company, on November 24,2020 Verint obtained a U.S. Tax Ruling that Cognyte will be treated as a United States corporation for U.S. federal income tax purposes. The reconciliation of the U.S. federal statutory rate to our effective tax rate on income before provision for income taxes for the years ended January 31, 2023, 2022, and 2021 was as follows:

	Year Ended January 31,
(dollars in thousands)	2023	2022	2021
U.S. federal statutory income tax rate	21.0%	21.0%	21.0%

Income tax provision at the U.S. federal statutory rate	$(20,369)	$1,735	$5,192
U.S. State income tax (benefit) provision	(156)	40	(226)
Non-U.S. tax rate differential	8,636	2,892	(2,836)
Tax incentives	(158)	(2,671)	(139)
Valuation allowances	7,450	12,731	31
Non-deductible expenses/non-taxable income	491	255	(261)
Business divestiture	7,372	—	—
Tax contingencies	6,286	2,056	1,184
Stock based and other compensation	1,102	898	101
U.S. tax effects of non-U.S. operations	2,316	540	1,001
Other, net	(14)	41	367
Total provision for income taxes	$12,956	$18,517	$4,414
Effective income tax rate	(13.4)%	224.1%	17.9%
The change in gross unrecognized tax benefits during fiscal year 2023 includes an uncertain tax position that should have been recognized beginning in fiscal year 2019. The net unrecognized tax benefit associated with this uncertain tax position amounted to $4.7 million as of January 31, 2023, which has been recognized as an out-period-correction in the fourth quarter of fiscal year January 31, 2023. In addition, as disclosed in Note “17. COMMITMENTS AND CONTINGENCIES”, since the uncertain tax position originated prior to the Spin-Off Date, we have indemnified Verint for this amount under the Tax Matters Agreement between Verint and Cognyte that became effective on the Spin-Off Date. The rollover impact of this out-of-period correction was not material, individually or in the aggregate, to any of the Company’s previously reported net income (loss), comprehensive income (loss), or basic and fully diluted earnings (loss) per common share.

Our operations in Israel have been granted “Approved Enterprise” (“AE”) status by the Investment Center of the Israeli Ministry of Industry, Trade and Labor, and “Beneficial Enterprise” (“BA”) (after the 2005 Amendment) which makes us eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959 (the “Investment Law”). Under the terms of the programs, income attributable to an “AE” or “BA” is exempt from income tax for a period of two years and is subject to a reduced income tax rate for the subsequent five to eight years, depending on the geographic location of the enterprise in Israel (generally 10% - 25%, depending on the percentage of non-Israeli investment in the company). Pursuant to Amendment 73 to the Investment Law adopted in 2017, a company located in the center of Israel which meets the conditions for Preferred Technological Enterprise (“PTE”), is subject to a 12% tax rate on the eligible income. Income not eligible for PTE benefits is taxed at the regular corporate income tax rate of 23%. We have examined the impact of Amendment 73 and the degree to which we will qualify as a PTE and have elected to adopt it to the extent we will generate taxable income as of January 31, 2021 onwards in which case we will enjoy reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”. In addition, certain operations in Cyprus qualify for favorable tax treatment under the Cypriot Intellectual Property Regime (“IP Regime”). This legislation exempts 80% of income and gains derived from patents, copyrights, and trademarks from taxation. These tax incentives decreased our effective tax rate by 0.1%, 32.3% and 0.6% for the years ended January 31, 2023, 2022, and 2021, respectively.

Deferred tax assets and liabilities consisted of the following at January 31, 2023 and 2022:

	January 31,
(in thousands)	2023	2022
Deferred tax assets:
Loss carryforwards	$16,219	$11,506
Accrued compensation	10,535	8,774
Accrued expenses	332	240
Operating lease liabilities	59	352
Exchange rate differences	105	343
Other, net	—	241
Total deferred tax assets	27,250	21,456
Deferred tax liabilities:
Deferred cost of revenue	(1,784)	(3,279)
Goodwill and other intangible assets	(692)	(928)
Depreciation of property and equipment	(150)	(217)
Operating lease right-of-use assets	(59)	(355)
Other, net	(747)	—
Total deferred tax liabilities	(3,432)	(4,779)
Valuation allowance	(26,026)	(18,576)
Net deferred tax liabilities	$(2,208)	$(1,899)

Recorded as:
Deferred tax assets	$823	$1,548
Deferred tax liabilities	(3,031)	(3,447)
Net deferred tax liabilities	$(2,208)	$(1,899)

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

We had net operating loss carryforwards of approximately $131.8 million as at January 31, 2023, of which $0.4 million related to U.S. carryforwards and $131.4 million related to non-U.S. carryforwards.

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

A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended January 31, 2023 for our major operations in Israel. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. On the basis of this evaluation, as of January 31, 2023, a valuation allowance of $7.5 million has been recorded against the deferred tax assets that we do not believe are more likely than not to be realized in the foreseeable future. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income are increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth. We have recorded valuation allowances in the amount of $26.0 million and $18.6 million at January 31, 2023 and 2022, respectively.

Activity in the recorded valuation allowance consisted of the following for the years ended January 31, 2023 and 2022:

	Year Ended January 31,
(in thousands)	2023	2022
Valuation allowance, beginning of year	$(18,576)	$(5,732)
Income tax (provision)	(7,450)	(12,731)
Spin-off from Verint	—	(113)
Valuation allowance, end of year	$(26,026)	$(18,576)

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

For the years ended January 31, 2023, 2022, and 2021 the aggregate changes in the balance of gross unrecognized tax benefits were as follows:

	Year Ended January 31,
(in thousands)	2023	2022	2021
Gross unrecognized tax benefits, beginning of year	$10,517	$9,872	$8,742
Increases related to tax positions taken during the current year	1,717	1,828	2,919
Increases related to tax positions taken during prior years	—	—	18
(Decreases) increases related to foreign currency exchange rates	(828)	256	272
Reductions for spin-off from Verint	—	(1,439)	—
Reductions for tax positions of prior years	—	—	(537)
Lapses of statutes of limitations	(513)	—	(1,542)
Gross unrecognized tax benefits, end of year	$10,893	$10,517	$9,872

As of January 31, 2023, we had $10.9 million of unrecognized tax benefits, all of which, if recognized, would impact the effective income tax rate in future periods. We recorded $0.6 million, $0.4 million and $(0.1) million of net tax expense for interest and penalties related to uncertain tax positions in our provision for income taxes for the years ended January 31, 2023, 2022, and 2021, respectively. Accrued liabilities for interest and penalties were $1.4 million and $0.9 million at January 31, 2023 and 2022, respectively. Interest and penalties (expense and/or benefit) are recorded as a component of the provision for income taxes in the consolidated financial statements.

Our income tax returns are subject to ongoing tax examinations in several jurisdictions in which we operate. In Israel, we are no longer subject to income tax examination for years prior to January 31, 2019. In the U.S., our federal returns are no longer subject to income tax examination for years prior to January 31, 2020.

We regularly assess the adequacy of our provisions for income tax contingencies. As a result, we may adjust the reserves for unrecognized tax benefits for the impact of new facts and developments, such as changes to interpretations of relevant tax law, assessments from taxing authorities, settlements with taxing authorities, and lapses of statutes of expiration. We believe that it is reasonably possible that the total amount of unrecognized tax benefits at January 31, 2023 could decrease by approximately $3.1 million in the next twelve months as a result of settlement of certain tax audits or lapses of statutes of limitation. Such decreases may involve the payment of additional taxes, the adjustment of certain deferred taxes including the need for additional valuation allowances and the recognition of tax benefits.

13. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Our assets and liabilities measured at fair value on a recurring basis consisted of the following as of January 31, 2023 and 2022:

	January 31, 2023
	Fair Value Hierarchy Category
(in thousands)	Level 1	Level 2	Level 3
Assets:
Foreign currency forward contracts	$—	$288	$—
Total assets	$—	$288	$—
Liabilities:
Foreign currency forward contracts	$—	$1,592	$—
Total liabilities	$—	$1,592	$—

	January 31, 2022
	Fair Value Hierarchy Category
(in thousands)	Level 1	Level 2	Level 3
Assets:
Foreign currency forward contracts	$—	$140	$—
Total assets	$—	$140	$—
Liabilities:
Foreign currency forward contracts	$—	$801	$—
Total liabilities	$—	$801	$—

The following table presents the changes in the estimated fair values of our liabilities for contingent consideration measured using significant unobservable inputs (Level 3) for the years ended January 31, 2023 and 2022:

	Year Ended January 31,
(in thousands)	2023	2022
Fair value measurement, beginning of year	$—	$2,923
Changes in fair values, recorded in operating expenses	—	(185)
Payments of contingent consideration	—	(2,738)
Fair value measurement at end of year	$—	$—

Our estimated liability for contingent consideration as of in the year ended January 31, 2022 represents potential payments of additional consideration for business combinations, payable if certain defined performance goals are achieved. Changes in fair value of contingent consideration are recorded in the consolidated statements of operations within selling, general and administrative expenses.

There were no transfers between levels of the fair value measurement hierarchy during the years ended January 31, 2023 and 2022.

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

The carrying amount of our noncontrolling investments in privately-held companies without readily determinable fair values was $7.0 million and $5.2 million, of which $2.4 million and $4.4 million was remeasured to fair value based on an observable transaction during the years ended January 31, 2023 and 2022, respectively. These investments are included within other assets on the consolidated balance sheets. An unrealized gain of $1.7 million and $0.7 million, which adjusted the carrying value of a noncontrolling investment, was recorded in other income (expense), net on the consolidated statements of operations for the years ended January 31, 2023 and 2022, respectively. A realized gain of $0.1 million upon the receipt of proceeds related to the partial sale of the same equity investment were recorded in other income (expense), net on the consolidated statements of operations for the year ended January 31, 2022. We did not recognize any impairments or other adjustments during the years ended January 31, 2023 and 2022.

14. DERIVATIVE FINANCIAL INSTRUMENTS

Our primary objective for holding derivative financial instruments is to manage foreign currency exchange rate risk when deemed appropriate. We enter into these contracts in the normal course of business to mitigate risks and not for speculative purposes.

Foreign Currency Forward Contracts

Under our risk management strategy, we periodically use foreign currency forward contracts to manage our short-term exposures to fluctuations in operational cash flows resulting from changes in foreign currency exchange rates. These cash flow exposures result from portions of our forecasted operating expenses, primarily compensation and related expenses, which are transacted in currencies other than the U.S. dollar, most notably the New Israeli Shekel. We also periodically utilize foreign currency forward contracts to manage exposures resulting from forecasted customer collections to be remitted in currencies other than the applicable functional currency, and exposures from cash, cash equivalents and short-term investments denominated in currencies other than the applicable functional currency. These foreign currency forward contracts generally have maturities of no longer than twelve months.

We held outstanding foreign currency forward contracts with notional amounts of $91.3 million and $96.2 million as of January 31, 2023 and 2022, respectively.

Fair Values of Derivative Financial Instruments

The fair values of our derivative financial instruments and their classifications in our consolidated balance sheets as of January 31, 2023 and 2022 were as follows:

		January 31,
(in thousands)	Balance Sheet Classification	2023	2022
Derivative assets:
Foreign currency forward contracts:
Designated as cash flow hedges	Prepaid expenses and other current assets	$288	$125
Not designated as hedging instruments	Prepaid expenses and other current assets	—	15
Total derivative assets		$288	$140

Derivative liabilities:
Foreign currency forward contracts:
Designated as cash flow hedges	Accrued expenses and other current liabilities	$914	$736
Not designated as hedging instruments	Accrued expenses and other current liabilities	678	65
Total derivative liabilities		$1,592	$801

Derivative Financial Instruments in Cash Flow Hedging Relationships

The effects of derivative financial instruments designated as cash flow hedges on accumulated other comprehensive loss (“AOCL”) and on the consolidated statement of operations for the years ended January 31, 2023, 2022, and 2021, were as follows:

	Year Ended January 31,
(in thousands)	2023	2022	2021
Net gains recognized in AOCL:
Foreign currency forward contracts	$16	$1,169	$1,863

Net gains reclassified from AOCL to the consolidated statements of operations:
Foreign currency forward contracts	$(6,131)	$2,314	$1,882

For information regarding the line item locations of the net losses on derivative financial instruments reclassified out of AOCL into the consolidated statements of operations, see Note 10, “Accumulated Other Comprehensive Loss.”

All of the foreign currency forward contracts underlying the $0.6 million of net unrealized gains recorded in our accumulated other comprehensive loss at January 31, 2023 mature within twelve months, and therefore we expect all such gains to be reclassified into earnings within the next twelve months.

Derivative Financial Instruments Not Designated as Hedging Instruments

Losses (gains) recognized on derivative financial instruments not designated as hedging instruments in our consolidated statements of operations for the years ended January 31, 2023, 2022, and 2021, were as follows:

	Classification in Consolidated Statements of Operations	Year Ended January 31,
(in thousands)		2023	2022	2021
Foreign currency forward contracts	Other income (expense), net	$(426)	$133	$(95)

15. STOCK-BASED COMPENSATION AND OTHER BENEFIT PLANS

Stock-Based Compensation Expense

We recognized stock-based compensation expense in the following line items on the consolidated statements of operations for the years ended January 31, 2023, 2022, and 2021:

	Year Ended January 31,
(in thousands)	2023	2022	2021
Component of income before provision for income taxes:
Cost of revenue:
Software	$229	$229	$734
Software service	1,078	1,160	441
Professional service and other	2,038	2,535	952

Research and development, net	8,048	7,792	5,621
Selling, general and administrative	13,955	21,320	19,794
Total stock-based compensation expense	25,348	33,036	27,542
Income tax benefits related to stock-based compensation (before consideration of valuation allowances)	3,358	4,196	4,347
Total stock-based compensation, net of taxes	$21,990	$28,840	$23,195

The compensation expenses presented for the year ended of January 31, 2021 represent stock-based compensation expenses attributable to Cognyte based on the awards and terms previously granted under Verint’s stock-based compensation plans to Cognyte employees and an allocation of Verint’s corporate and shared functional employee stock-based compensation expenses. The Cognyte employees’ stock-based compensation expenses were specifically identified whereas Verint’s corporate and shared functional employees’ stock-based compensation expenses were specifically identified to the extent possible with the remainder allocated on the basis of revenue.

As of January 31, 2023, there was approximately $12.3 million of total unrecognized compensation expense, net of estimated forfeitures, related to unvested restricted stock units, which is expected to be recognized over a weighted-average period of 1.51 years.

The following table summarizes stock-based compensation expense by type of award for the years ended January 31, 2023, 2022, and 2021:

	Year Ended January 31,
(in thousands)	2023	2022	2021
Restricted stock units and restricted stock awards	$21,759	$31,825	$23,423
Stock bonus program and bonus share program	3,487	1,040	4,000
Total equity-settled awards	25,246	32,865	27,423
Phantom stock units (cash-settled awards)	102	171	119
Total stock-based compensation expense	$25,348	$33,036	$27,542

Awards under Cognyte’s stock bonus and bonus share programs are accounted for as liability-classified awards, because the obligations are based predominantly on fixed monetary amounts that are generally known at inception of the obligation, to be settled with a variable number of shares of Cognyte common stock.

Stock-Based Awards Granted by Cognyte and Verint

Cognyte periodically awards restricted stock units (“RSU”) to directors, officers, and other employees. The fair value of these awards is equivalent to the market value of Cognyte’s common stock on the grant date. RSUs are not shares of Cognyte common stock and do not have any of the rights or privileges thereof, including voting or dividend rights. On the applicable vesting date, the holder of an RSU becomes entitled to a share of Cognyte common stock. RSUs are subject to certain restrictions and forfeiture provisions prior to vesting.

Cognyte periodically awards performance stock units(“PSU”) to executive officers that vest upon the achievement of specified performance goals. The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on service conditions, using the straight-line method, over the requisite service period of each of the awards, net of estimated forfeitures.

Verint also periodically awards RSUs to directors, officers, and other employees, and PSUs to executive officers. All of the expenses recognized in the year ended January 31, 2021 and some of the expenses recognized in the years ended January 31, 2023 and 2022 relate to awards that were initially granted by Verint to Cognyte employees before the spin-off.

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

RSUs that are expected to be settled with cash payments upon vesting, if any, are reflected as liabilities on our consolidated balance sheets. Such RSUs were insignificant at January 31, 2023, 2022, and 2021.

The following table (“Award Activity Table”) summarizes activity for RSUs and PSUs to Company personnel that reduce available plan capacity under the plans for the years ended January 31, 2023 and 2022:

	Year Ended January 31,		Year Ended January 31,
	2023		2022
(in thousands, except grant date fair values)	Shares or Units	Weighted-Average Grant-Date Fair Value	Shares or Units	Weighted-Average Grant-Date Fair Value
Opening balance	1,901	$24.42	2,149	$22.92
Granted	2,208	$6.87	1,416	$25.60
Released	(1,627)	$19.53	(1,452)	$23.36
Forfeited	(559)	$15.43	(212)	$24.34
Closing balance	1,923	$11.02	1,901	$24.42

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

Our matching contribution expenses for our 401(k) Plan were $0.1 million, $0.1 million and $0.2 million for the years ended January 31, 2023, 2022, and 2021, respectively.

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

Severance expenses for our Israeli employees for the years ended January 31, 2023, 2022, and 2021 were $8.8 million, $9.0 million, and $7.5 million respectively.

16. LEASES

We have entered into operating leases primarily for corporate offices, research and development facilities, and automobiles. Our leases have remaining lease terms of 1 year to 4.2 years. We do not have any finance leases as of January 31, 2023 and 2022.

The components of lease expenses for the years ended January 31, 2023 and 2022 were as follows:

	Year Ended January 31,
(in thousands)	2023	2022
Operating lease expenses	$8,241	$9,552
Variable lease expenses	6,430	5,566
Short-term lease expenses	225	213
Total lease expenses	$14,896	$15,331

During the year ended January 31, 2023 and 2022, we decided to exit certain leased offices primarily due to our workforce operating under remote work environments and a decrease in the employees number, resulting in accelerated operating lease expenses of $1.5 million and $0.8 million, respectively.

Other information related to leases was as follows:

	Year Ended January 31,
(dollars in thousands)	2023	2022
Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$8,272	$8,733
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$2,240	$3,756
Weighted average remaining lease terms
Operating leases	3 years	4 years
Weighted average discount rates
Operating leases	4.8%	4.8%

Maturities of lease liabilities as of January 31, 2023 were as follows:

January 31, 2023
(in thousands)	Operating Leases
Year Ending January 31,
2024	$7,487
2025	6,869
2026	4,486
2027	213
2028	5
Total future minimum lease payments	19,060
Less imputed interest	(2,088)
Total	$16,972

Reported as of January 31, 2023:
Accrued expenses and other current liabilities	$6,604
Operating lease liabilities	10,368
Total	$16,972

17. COMMITMENTS AND CONTINGENCIES

Unconditional Purchase Obligations

In the ordinary course of business, we enter into certain unconditional purchase obligations, which are agreements to purchase goods or services that are enforceable, legally binding, and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on current needs and are typically fulfilled by our vendors within a relatively short time horizon. As of January 31, 2023, our unconditional purchase obligations totaled approximately $36.1 million.

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

Off-Balance Sheet Risk

In the normal course of business, we provide certain customers with financial performance guarantees, which are generally backed by bank guarantees and, in certain cases, by standby letters of credit. In general, we would only be liable for the amounts of these guarantees in the event that our nonperformance permits termination of the related contract by our customer, which we believe is remote. At January 31, 2023, we had approximately $43.6 million of outstanding bank guarantees and letters of credit relating primarily to these performance guarantees. As of January 31, 2023, we believe we were in compliance with our performance obligations under all contracts for which there is a financial performance guarantee, and the ultimate liability, if any, incurred in connection with these guarantees will not have a material adverse effect on our consolidated results of operations, financial position, or cash flows. Our historical non-compliance with our performance obligations has been insignificant. In addition the Company provided bank guarantees in the amount $3.6 million related to its offices in Israel and exports transaction towards the Israeli Chamber of Commerce.

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

Under the terms of the Tax Matters Agreement, we and Verint agree generally to cooperate in preparing and filing tax returns and will retain and make available tax records to the other party. Contests with taxing authorities are generally controlled by whichever of us or Verint bears the potential liability for the contested tax. However, with respect to certain income tax returns of Verint group, Verint has an exclusive right to control any contest with taxing authorities regarding tax liabilities in connection with such income tax returns, even if we are allocated all or a portion of such taxes under the terms of the Tax Matters Agreement. If any tax contest relates to a failure of the spin-off to qualify as tax-free due to the fault of Verint or us, then the party at fault will control such tax contest. The change in gross unrecognized tax benefits during fiscal year 2023 includes an uncertain tax position that should have been recognized beginning in fiscal year 2019. The net unrecognized tax benefit associated with this uncertain tax position amounted to $4.7 million as of January 31, 2023, which has been recognized as an out-period-correction in the fourth quarter of fiscal year January 31, 2023. In addition, since the uncertain tax position originated prior to the Spin-Off Date, we have indemnified Verint for this amount under the Tax Matters Agreement between Verint and Cognyte that became effective on the Spin-Off Date. The rollover impact of this out-of-period correction was not material, individually or in the aggregate, to any of the Company’s previously reported net income (loss), comprehensive income (loss), or basic and fully diluted earnings (loss) per common share.

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

Following two unsuccessful rounds of mediation in mid to late 2018 and in mid-2019, the proceedings resumed. On April 16, 2020, the District Court accepted plaintiffs’ application to amend the motion to certify a class action and set deadlines for filing amended pleadings by the parties. CTI submitted a motion to appeal the District Court’s decision to the Supreme Court, as well as a motion to stay the proceedings in the District Court pending the resolution of the appeal. On July 6, 2020, the Supreme Court granted the motion for a stay. On July 27, 2020, the plaintiffs filed their response on the merits of the motion for leave to appeal. On December 15, 2021, the Supreme court rejected CTI’s motion to appeal and the procedure in the district court resumed. On February 27, 2022, CTI filed its response to the amendment motion for class certification. On April 4, 2022, a pre-trial hearing was held at the District Court, and the court has scheduled dates for the continuation of the proceedings. On July 10, 2022, following another round of mediation, the parties submitted a motion for approval of a settlement agreement (the “Deutch Settlement Agreement”). According to the Deutch Settlement Agreement, subject to full and final waiver by the plaintiffs, Mavenir Inc. and/or Comverse Inc. and/or Mavenir Ltd., will pay a compensation in the total amount of $16 million. On February 7, 2023 the court approved the Deutch Settlement Agreement and the first payment thereunder was made on March 2, 2023, in the amount of $6.5 million. It is noted that the compensation amount is comprehensive, final and absolute and includes all the amounts and expenses to be paid in connection with the Deutch Settlement Agreement. Verint serves as a guarantor for the payment of the compensation amount.

In January 2017, a legal action was commenced by Mr. Elad Barkan and KeySee Software Ltd. against Cognyte, Verint and Rontal Engineering Applications (2001) Ltd. (a subsidiary of Cognyte) in the Israel Central District Court alleging infringement of an Israeli patent titled “Cryptanalysis Method and System”, copyright infringement, misappropriation of trade secrets, and breach of contract. The remedies sought under such claim include compensation for damages, claim for accounts, and a permanent injunction seeking to prevent the continued alleged infringement of the patent. The defendants filed a statement of defense rejecting any and all allegations under such claim. Following a mediation process, on April 13, 2022 the parties signed a settlement agreement (the “Barkan Settlement Agreement”), whereby Cognyte undertook to pay KeySee the total amount of $6.2 million plus VAT in exchange for a complete settlement. Based on the Barkan Settlement Agreement, on May 16, 2022, the court ordered the dismissal of the claim without an order for costs.

From time to time we or our subsidiaries may be involved in legal proceedings and/or litigation arising in the ordinary course of our business. While the outcome of these matters cannot be predicted with certainty, we do not believe that the outcome of any current claims will have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

18. GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION

Geographic Information

Revenue by major geographic region is based on the location of our contracting subsidiary, which often differ from the geographic location of the customer.

The information below summarizes revenue by major geographic region for the years ended January 31, 2023, 2022, and 2021:

	Year Ended January 31,
(in thousands)	2023	2022	2021
EMEA:
Israel	$201,610	$328,371	$274,113
Germany	44,486	63,258	86,834
Other	13,208	14,127	18,727
Total EMEA	259,304	405,756	379,674
Americas:
United States	35,139	37,726	44,746
Other	9,987	17,869	7,134
Total Americas	45,126	55,595	51,880
APAC	7,633	12,691	11,904
Total revenue	$312,062	$474,042	$443,458

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

Property and equipment, net by geographic area consisted of the following as of January 31, 2023 and 2022:

	January 31,
(in thousands)	2023	2022
Israel	$20,090	$24,510
United States	173	538
Other countries	5,611	5,791
Total property and equipment, net	$25,874	$30,839

Significant Customers

The Company’s largest customers accounted for the following percentage of total revenue:

	Year Ended January 31,
	2023	2022	2021
Customer A	17.7%	14.8%	16.9%
Customer B	10.0%	8.4%	14.1%

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

19. EARNINGS PER SHARE

The following table summarizes the calculation of basic and diluted net income per ordinary share attributable to Cognyte for the years ended January 31, 2023, 2022, and 2021:

	Year Ended January 31,
(in thousands except share and per share data)	2023	2022	2021
Net (loss) income	$(109,951)	$(10,256)	$20,310
Net income attributable to noncontrolling interest	4,181	4,634	6,107
Net (loss) income attributable to Cognyte Software Ltd.	$(114,132)	$(14,890)	$14,203

Ordinary shares outstanding:
Basic shares	67,924	66,570	65,773
Effective of dilutive shares	—	—	—
Diluted shares	67,924	66,570	65,773

Net (loss) income per share attributable to Cognyte Software Ltd.:
Basic and diluted	$(1.68)	$(0.22)	$0.22

For the year ended January 31, 2023 we had 480 thousand potentially dilutive shares.

On February 1, 2021, the date of consummation of the spin-off, 65,773,335 of the Company’s ordinary shares, no par value, were distributed to Verint shareholders of record as of the January 25, 2021 record date. This share amount is being utilized for the calculation of basic earnings per share (“EPS”) for all periods presented before the spin-off.

20. SUBSEQUENT EVENTS

On March 1, 2023, a securities class complaint (the “Complaint”) was filed in the United States District Court for the Southern District of New York, New York, USA against the Company, its Chief Executive Officer and Chief Financial Officer on behalf of all purchasers of the Company’s shares during the period between February 2, 2021 and June 28, 2022 and seeking unspecified damages. The Complaint alleges that the defendants breached United States securities laws by making misleading statements and omissions in the Company’s January 14, 2021 registration statement and during the period between February 2, 2021 and June 28, 2022. Such statements and omissions allegedly concealed the fact that the Company’s business practices violated Meta Platforms Inc.’s community standards and terms of services. The Complaint alleges that Cognyte’s share price dropped after the facts were disclosed. The Company has not accrued any losses in connection with this proceedings. The Company’s position is that this lawsuit has no merit and we intend to defend such position vigorously. It is impossible to determine the outcome of the Claim and its impact on the Company at such a preliminary stage, regardless of its merits.