Form 20-F
period 2024-01-31
Cognyte Software Ltd.
filed 2024-04-09
CIK 1824814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
January 31, 2024
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
70,996,535 Ordinary Shares, no par value, at January 31, 2024.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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
Yes ☐ No ☑

COGNYTE SOFTWARE LTD.
i

COGNYTE SOFTWARE LTD.

ii

COGNYTE SOFTWARE LTD.

COGNYTE SOFTWARE LTD.
INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this annual report on Form 20-F for the fiscal year ended January 31, 2024 (this “Form 20-F” or “Annual Report”) using a number of conventions, which you should consider when reading the information contained herein. In this Form 20-F, “we,” “us,” “our” and “Cognyte” shall refer to Cognyte Software Ltd. together with its consolidated subsidiaries as a consolidated entity.

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

Formerly a business unit of Verint Systems Inc. (“Verint”), we were formed in May 2020 under the name “Cognyte Software Ltd.” and, after previously being a part of Verint , we converted to an independent public company through a spin-off from Verint on February 1, 2021. Our shares are listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “CGNT.”
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

•“SIS” refers to our situational intelligence solutions business, which was part of our Threat Intelligence Analytics offering, and which was divested on December 1, 2022; and

•“spin-off” refers collectively to the separation and the distribution.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our consolidated financial statements responsive to Item 17 of this Annual Report are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). We present our consolidated financial statements in U.S. dollars.

Our fiscal year ends on January 31 of each year. References to fiscal year ended January 31, 2021 refer to the fiscal year starting February 1, 2020 and ending January 31, 2021, references to fiscal year ended January 31, 2022 or fiscal year 2022 refer to the fiscal year starting February 1, 2021 and ending January 31, 2022, references to fiscal year ended January 31, 2023 or fiscal year 2023 refer to the fiscal year starting February 1, 2022 and ending January 31, 2023, references to fiscal year ended January 31, 2024 or fiscal year 2024 refer to the fiscal year starting February 1, 2023 and ending January 31, 2024,and references to fiscal year ending January 31, 2025 or fiscal year 2025 refer to the fiscal year starting February 1, 2024 and ending January 31, 2025.

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

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

This Annual Report contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Annual Report other than statements of historical fact, including, without limitation, statements regarding our future results of operations and financial position, growth strategy, plans and objectives of management for future operations, including, among others, expansion in new and existing markets, development and introductions of new products, capital expenditures and debt service obligations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are principally contained in the sections entitled Item 3.D. “Key Information — Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.” These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
The below important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements. The below is also a summary of the risk factors described in Item 3.D “Key Information – Risk Factors” of this Annual Report.

COGNYTE SOFTWARE LTD.
•Risks associated with macroeconomic and/or global conditions.
•Risks related to government contract dependency, including procurement risks, risks related to geopolitical changes and investor visibility constraints.
•Risks associated with the conditions in Israel.
•Risks associated with our international operations, including due to fluctuations in foreign exchange rates and exposure to regions subject to political or economic instability.
•Risks related to the impact of inflation and related volatility on our financial performance.
•Risks related to the impact of disruptions to the global supply chain.
•Risks resulting from health epidemics or pandemics or actions taken in response to such pandemics.
•Risks associated with customer concentration and challenges associated with our ability to accurately forecast revenue and expenses.
•Risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards.
•Risks due to the aggressive competition in all of our markets.
•Risks associated with implementation and use of artificial intelligence tools and technology.
•Risks associated with political and reputational factors related to our business or operations;
•Challenges associated with our long sales cycles and with the sophisticated nature of our solutions and customers.
•Risks relating to adverse changes to the regulatory constraints to which we are subject.
•Risks that we may be unable to establish and maintain relationships with key resellers, partners, and system integrators and risks associated with our reliance on third-party suppliers for certain components, products or services.
•Risks associated with our need to retain, recruit and train qualified personnel.
•Risks relating to our ability to properly manage investments in our business and operations, execute on growth or strategic initiatives.
•Risks associated with acquisitions, strategic investments, partnerships or alliances.
•Risks relating to defects, operational problems, or vulnerability to cyber-attacks of our products or any of the components used in our products.
•Risks associated with the mishandling or perceived mishandling of sensitive, confidential or classified information;
•Risk of security vulnerabilities, including cyber-attacks, information technology system breaches, failures or disruptions.
•Risks associated with complex and changing regulatory environments relating to our operations and the markets we operate in.
•Risks relating to the adequacy of our existing infrastructure, systems, processes, policies, procedures, internal controls and personnel for our current and future operations and reporting needs.
•Risks associated with our failure to comply with laws.
•Risks related to the strengths of our intellectual property rights protection.
•Risks relating to proprietary rights infringement claims.
•Risks associated with our credit facilities or that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms.
•Risks associated with changing tax laws and regulations, tax rates, and the continuing availability of expected tax benefits in the countries in which we operate.
•Risks associated with our limited operating history as an independent public company.
•Risks related to the tax treatment of our spin-off from Verint.
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

COGNYTE SOFTWARE LTD.
statements contained in this Annual Report, whether as a result of any new information, future events, or otherwise, or to reflect the occurrence of unanticipated events or otherwise.

PART 1

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

Risks Associated with Macroeconomic and Global Conditions

Our business is impacted by changes in macroeconomic and/or global conditions and by the resulting impact on information technology spending and government budgets.

We generate the substantial majority of our revenue from contracts with various governments around the world, including national, regional and local government agencies. We expect that government contracts will continue to be a significant source of our revenue for the foreseeable future. Governmental budget allocations and their impact on demand for information technology, including solutions like ours, are significantly impacted by macroeconomic changes that governments may face. Such changes include global and regional conflicts, increasing inflation and interest rates, tightening credit markets, global health crises, supply challenges, changes in commodity or energy prices, and actual or threatened trade wars or restrictions on international trade. Historically, governmental agencies facing economic challenges, reduced budgets, liquidity issues, restrictions on trade or other macroeconomic challenges have deferred purchase decisions or projects related to our solutions, canceled or reduced orders, as well as delayed or defaulted on payments to us. We expect governmental agencies facing similar challenges in the future to take similar actions. As a result, our business is subject to risks arising from adverse changes in domestic and global macroeconomic and other conditions and such events have caused, and will likely continue to cause, governments around the world and other customers to delay, reduce or even cancel planned spending or projects, and may continue to impact our business and operations.

If governmental agencies reduce their spending with us, significantly delay projects, or significantly delay or fail to make payments to us, our business, results of operations, and financial condition may be materially adversely affected. This risk may be further elevated if such macroeconomic changes occur in a jurisdiction in which we have experienced significant customer concentration. See “Market and Strategy Risks —We have experienced significant customer concentration in recent periods,

COGNYTE SOFTWARE LTD.
and our revenue levels would likely decline if any significant customer failed to purchase product or services from us at anticipated levels.”

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

Risks associated with licensing and selling products and services to government entities include more extended sales and collection cycles, varying governmental budgeting processes, adherence to complex procurement regulations, and other government-specific contractual requirements, including possible renegotiation or termination at the election of the government customer including due to geopolitical events and macroeconomic conditions that are beyond our control. Additionally, sometimes procurement may be put on hold, for example during election periods or due to other internal political developments, further affecting revenue predictability. We may also be subject to offset requirements in our contracts with government entities that require us to spend money that we receive under the sale transaction, or to retain services that are needed in connection with our systems and products, in the country of the purchaser. This could reduce the economic value of the sales of our systems and products from our perspective. We may also be subject to audits, investigations or other proceedings relating to our government contracts and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, payment of fines, and suspension or debarment from future government business, as well as harm to our reputation and financial results.

Our revenue from governmental entities is directly affected by those entities’ budgetary constraints and the priority allocated in their budgets to the procurement of our products. This risk is heightened during periods of global economic slowdown. Accordingly, governmental purchases of our systems, products and services may decline in the future if governmental purchasing agencies terminate, reduce or modify contracts.

Additionally, a significant portion of our government business is subject to security restrictions, either as a result of governmental classification requirements or contractual requirements, which, among other things, generally preclude us from disclosing certain information about these transactions, customarily including the identity of the customer and the solutions we are providing to the customer. As a result, our investors have less visibility into certain of our engagements which are subject to such restrictions than into our business or contracts with customers and companies not subject to such restrictions

Risks Related to the Location of Our Headquarters in Israel

Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and elsewhere in the region, and Israel’s war against them, may materially adversely affect our operations and personnel and may limit our ability to produce, market and sell our products, which would lead to a decrease in revenues

Because we are headquartered and have significant operations in Israel, and a majority of our management, employees and consultants, including employees of our service providers, are located in Israel, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltration and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip, and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket strikes on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. In response, Israel’s security cabinet declared war against Hamas and a military campaign commenced in parallel to Hamas’ continued rocket and terror attacks. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen, as described below). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict.

COGNYTE SOFTWARE LTD.

In connection with Israel’s war against Hamas and possible hostilities with other organizations, several hundred thousand military reservists were drafted to perform immediate military service. Although many of such military reservists have since been released, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel's other borders. Certain of our employees and consultants in Israel, in addition to employees of our service providers located in Israel, have been called up, and additional employees may be called up, for service in the current or future wars or other armed conflicts with Hamas, as well as the other pending or future armed conflicts in which Israel is or may become engaged, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which may materially and adversely affect our business and results of operations. Additionally, some consultants and service providers we work with have been called to military reserve, and their inability to provide full services in the current or future wars or other armed conflicts may affect our ability to deliver or provide products and services to customers.

The intensity and duration of Israel’s current war against Hamas and military actions involving other terrorist organizations, as well as additional potential crises involving hostile countries, such as Iran, are difficult to predict, as are such the resulting economic implications on the Company’s business and operations and on Israel’s economy in general. These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing that may involve a downgrade in Israel's credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”), which may have a material adverse effect on the Company and its ability to effectively conduct its operations.

Furthermore, following the Hamas and Hezbollah attacks on Israel and Israel’s security cabinet declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought either to be en route toward Israel or to be partly owned by Israeli persons. The Red Sea is a vital maritime route for international trade traveling to or from Israel. As a result of such disruptions, we have experienced in the past and may experience in the future delays in supplier deliveries (including electronic components and other products upon which we rely), extended lead times, and increased cost of freight, increased insurance costs, purchased materials and manufacturing labor costs. If such attacks continue or become more widespread, it may result in disruption to the supply chain of certain electronic components or increase the costs of such electronic components. See “—Disruptions to the global supply chain have adversely affected our financial results and may negatively impact government spending.”

The hostilities with Hamas, Hezbollah and other organizations and countries have included and may include terror, missile and drone attacks. In the event that our facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations, our ability to deliver or provide products and services in a timely manner to meet our contractual obligations towards customers and vendors could be materially and adversely affected. .

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East or of events associated with war and terrorism. Although the Israeli government is currently committed to covering the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for any damages incurred. Any losses or damages incurred by our Israeli operations could have a material adverse effect on our business. Any armed conflicts or political instability in the region may require operational or business adjustments, which may result in additional costs and potential disruptions to our operations, and would likely negatively affect business conditions generally and could harm our results of operations.

In addition, some countries around the world restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continue or increase. There have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott Israeli goods and services.

In addition, in January 2024 the International Court of Justice, or ICJ, issued an emergency ruling in a case filed by South Africa against Israel in December 2023, amid the war in Gaza. In its interim ruling, the ICJ ordered Israel to abide to certain provisional measures. Efforts to boycott Israeli goods and companies may become more widespread, and customers may be deterred from engaging with Israeli companies, if international organizations and tribunals, including the ICJ, rule against Israel. Such efforts by countries, activists and organizations, particularly if they become more widespread, may materially and adversely impact our ability to sell our solutions outside of Israel. Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to such initiative, many individuals, organizations and institutions, both within and outside of Israel, voiced concerns that the proposed changes may negatively impact the business environment in Israel, including due to reluctance of foreign investors to invest or transact business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets and other changes in macroeconomic conditions. To date, these initiatives have been

COGNYTE SOFTWARE LTD.
substantially put on hold. If such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, this may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Risks Associated with the Global Nature of Our Operations

Because we have significant operations and business around the world, we are subject to geopolitical and other risks that could materially adversely affect our results.

We have significant operations and business around the world, including sales, research and development, manufacturing, customer services and support, and administrative services. The countries in which we have our most significant operations include Israel, Cyprus, Bulgaria, Romania, Brazil, India, Germany and the U.S. We also generate significant revenue from customers in more than a dozen other countries, and smaller amounts of revenue from customers in many more countries, including a number of emerging markets. We intend to continue to grow our business internationally.

Our global operations are, and any future growth will be, subject to a variety of risks, many of which are beyond our control, including risks associated with, but not limited to:

•foreign currency fluctuations;

•political, security, and economic instability or corruption;

•geopolitical risks from war, natural disasters, pandemics or other events;

•changes in international and local laws and regulations, including those related to trade compliance, anti-corruption, information security, data privacy and protection, AI, tax, labor, currency restrictions and other requirements;

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

In addition to reduced government spending which may result in reduced demand for our solutions, rising inflation and interest rates may result in increased costs. A significant portion of our expenses, primarily labor expenses, is denominated in New Israeli Shekels. The annual inflation rate in Israel was approximately 3% for the year ended December 31, 2023. If inflation rates in Israel and other places in which we operate or incur costs continue to increase or persist for a prolonged period of time, it may continue to affect our expenses, including, but not limited to, employee compensation expenses and benefits, and general administrative costs. In the event inflation increases beyond expectation, we may seek to increase the sales prices of our products and solutions in order to maintain satisfactory margins. Any attempts to offset cost increases with price increases may result in reduced sales, increase customer dissatisfaction or otherwise harm our reputation.

The regulatory landscape may change the demand for our products and services.

The domestic and international regulatory landscape governing the sale and usage of our solutions is subject to constant change, often influenced by factors beyond our control or anticipation. Such factors may include a spectrum of elements, including the dynamic political climate, budgetary considerations, evolving international relations between countries and organizations, public sentiment, pressures from prominent institutional investors, politicians and public bodies, media and non-governmental organizations (NGOs), as well as various events in international affairs. Changes in the legislation, regulation or policies governing the sale and usage of our solutions, including changes in the interpretation of existing legislation, regulation and policies, could reduce the demand for our solutions or necessitate adjustments to product design and functionality, all in order to ensure continued compliance and competitiveness. For example, legislative requirements mandating telecommunication

COGNYTE SOFTWARE LTD.
providers to facilitate the monitoring of communications by law enforcement, or governing the purchase and usage of security solutions similar to ours, can significantly impact the market demand for some of our solutions. Such regulations may also influence customer requirements for particular functionalities, performance standards, or adherence to technical specifications. The ability to successfully anticipate and adapt to these regulatory or policy shifts is critical to our continued success. Failure to do so, whether due to an inability to foresee regulatory or policy changes or an inability to promptly redesign our products to meet evolving standards, may have a material adverse effect on our operational results.

In recent years, the usage of solutions like ours and other tools and products for the collection, analysis and fusion of data and communication as well as advanced cyber tools have faced increased attention and in some cases scrutiny, including by some regulators, government officials, media and influential politicians. As a result, there has been, and there will likely be, additional legislation and regulatory initiatives, as well as calls for changes in policies, intended to impose new definitions and possibly limit or restrict the sale and usage of solutions that may also include some of our solutions. These initiatives and policy changes may result in reduced demand for some of our solutions or limitations in our business environment. There is no assurance that we will be able to timely identify legislation, regulation or policy changes or that if we identify such changes that we will be able to modify our solutions to meet any new requirements. Furthermore, we can not ensure that demand for our solutions or our ability to pursue our business will not be impacted by such changes even if we will be able to modify the solutions to comply with any new requirements.

Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy resulting from the ongoing conflict in Ukraine or any other geopolitical tensions.

The ongoing Russia-Ukraine conflict has led to and could continue to create market disruptions, including significant volatility in commodity prices, uncertainty in credit and capital markets, restrictions on international trade as a result of export restrictions, sanctions, and currency control measures, as well as supply chain interruptions. In addition, Russia’s military actions against Ukraine have led to an unprecedented, coordinated expansion of export restrictions and sanctions imposed by the United States, the European Union, the United Kingdom, and numerous other countries against Russia and Belarus. Furthermore, Russian authorities have imposed significant currency control measures, other sanctions and imposed other economic and financial restrictions. Further sanctions and export restrictions could negatively impact the global economy and financial markets and could adversely affect our business.

We are continuing to monitor the situation and assessing its potential impact on our business. While we do not trade with any Russian or Belarusian governmental agencies or with any of the entities which are the target of sanctions, any of the above-mentioned factors could adversely affect our business, prospects, financial condition, and operating results and/or exacerbate other risks highlighted in this Annual Report. The extent and duration of the military action, sanctions and resulting market disruptions are currently impossible to predict but could be substantial. Additionally, disruptive impacts of the conflict on other countries in Eastern Europe, including Bulgaria and Romania, where we have operations and facilities, could be prolonged, which may require us to reevaluate our operations there and/or otherwise harm our business. In addition, in response to the armed conflicts, governments may allocate budgets to military or other immediate needs, at the expense of our solutions.

Disruptions to the global supply chain have adversely affected our financial results and may negatively impact government spending.

The global supply chain remains susceptible to significant disruptions due to ongoing challenges of electronic components and labor shortages and other macroeconomic factors. These disruptions, which persisted throughout 2022 and 2023, are expected to continue into 2024 and have been exacerbated by the recent surge in attacks on shipments traversing the Red Sea, posing a risk to our global supply chain. The strategic location of the Red Sea as a vital maritime route for international trade makes it a critical conduit for the transportation of goods. The escalating frequency of maritime security incidents and geopolitical tensions in the region raises concerns about the reliability and safety of the Red Sea route. As a result of these and / or other disruptions, we have experienced in the past and may experience in the future delays in supplier deliveries (including electronic components and other products upon which we rely), extended lead times, and increased cost of freight and insurance, purchased materials and manufacturing labor costs. The risk of ongoing supply disruptions may result in delayed deliveries of our products. If the impacts of the supply chain disruptions are more severe than we expect, it could result in even longer lead times and further increased costs, all of which could materially adversely affect our business, financial condition and results of operations. In addition, governments may reduce their budgets or defer purchase decisions until supply chain disruptions lessen.

A regional or global health epidemic or pandemic, such as the COVID-19 pandemic and its variants, may have a material adverse impact on our customers and could harm our operations and business results.

Regional or global health epidemics or pandemics, including variants of COVID-19, as well as the implementation of measures attempting to contain and mitigate the effects of any such epidemic or pandemic, have disrupted in the past and may disrupt in the future our operations, and reduce demand for our products and services.

COGNYTE SOFTWARE LTD.
For example, following the COVID -19 pandemic, our revenue was negatively impacted by delays and reduced spending attributed to the impact of the COVID-19 pandemic on our customers’ operational priorities and as a result of cost containment measures that they implemented. Many of our customers are government agencies, and their budgets were impacted due to the efforts taken to combat the pandemic and the economic consequences resulting therefrom. When government customers experienced budget shortfalls, due to the impacts of regional or global pandemics or otherwise, they have decided in the past and will likely in the future decide to forgo using our services, purchasing new products or upgrading existing solutions. Future impacts such as this could materially and adversely impact our financial condition and results of operations.

Market and Strategy Risks

Large orders or contracts, customer concentration, and other factors may significantly impact our results from period to period.

It is customary for us to receive large orders from time to time, either as part of a new contract or under an existing contract. We also have long-standing relationships with certain customers, resellers and partners that have historically accounted for a significant amount of our annual revenue. Any decision of said customers, resellers or partners, to stop or significantly reduce their business with us, for commercial, geopolitical or any other reason, may cause a significant decrease of our revenue and periodic variations in results of operations. A single customer or reseller, or a small number of customers, have historically and may in the future represent a substantial portion of our revenue in such periods, either in the form of a single order or in the form of multiple separate orders. A significant order during one period is usually not followed by further significant orders from the same customer in subsequent periods, and may not be followed by similarly-sized orders from other customers. As a result, our revenue and operating results are subject to substantial periodic variations, especially from quarter to quarter, in the event of receipt of one or more significant orders, a deferral or loss of one or more significant orders, a delay in a large implementation, or a deterioration in our relationship with a significant customer.

Since our quarterly performance may vary significantly, our results of operations for any quarter or fiscal year are not necessarily indicative of the results that we might achieve for any subsequent period. Accordingly, quarter-to-quarter and year-to-year comparisons of our operating results may not be meaningful. In addition, we have an order backlog that is generally composed of orders that are fulfilled within a period of three to thirty six months after receipt, which makes revenue in any quarter substantially dependent upon orders received in prior quarters. The extended time frame and uncertainty associated with many of our sales opportunities also makes it difficult for us to accurately forecast our revenues (and attendant budgeting and guidance decisions) and increases the volatility of our operating results from period to period. Our ability to forecast and the volatility of our operating results is also impacted by the fact that pricing, margins, and other deal terms may vary substantially from transaction to transaction, especially across product lines and regions. The terms of our transactions, including with respect to pricing, future deliverables, and termination clauses, and dependency of our customers readiness for deployment also impact the timing of our ability to recognize revenue. Because these transaction-specific factors are difficult to predict in advance, this also complicates the forecasting of revenue and creates challenges in managing our revenue mix.

As with other software-focused companies, a large amount of our quarterly business tends to come in the last few weeks, or even the last few days, of each quarter. This trend may complicate the process of accurately predicting revenue and other operating results, particularly on a quarterly basis. Our business is subject to seasonal factors that may also cause our results to fluctuate from quarter to quarter. See “Item 4B. Information on the Company—Business Overview—Seasonality”. This may also impact our ability to accurately predict our earnings, which could in turn adversely affect the trading price of our ordinary shares. For more information, see “Risks Related to our Ordinary Shares—If we do not meet the expectations of securities analysts, if they do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our ordinary shares, or, alternatively, if we do not meet our own earnings guidance, the price of our ordinary shares could decline.

We have experienced significant customer concentration in recent periods, and our revenue levels would likely decline if any significant customer failed to purchase product or services from us at anticipated levels.

For the years ended January 31, 2024, 2023 and 2022, we had two government customers that jointly represented approximately 28%, 28%, and 23%, respectively, of our total revenue. We define a customer as an organization from which we have recognized revenue in a reporting period. In situations where we sell to a governmental organization that acts on behalf of multiple agencies or departments, we treat that organization as the customer for reporting purposes notwithstanding that each of the underlying agencies or departments is generally making its own independent purchasing decisions. Our contracts with government customers, or when the end user is a government customer, contain customary terms and conditions for government contracts of this kind, including a right for the customer to terminate the applicable contract with or without cause upon notice. We believe that the loss of one or more of these contracts (which are separately terminable) would not have a material adverse effect on our results of operations, especially over the long-term; however, given the factors impacting the periodic variations of our revenues and operating results discussed above, we cannot assure you that such a loss would never result in a material adverse impact on our operation results, especially in the short-term. In the past, orders from our largest

COGNYTE SOFTWARE LTD.
customers have fluctuated from time to time based on our customers’ needs or other factors outside of our control. To the extent that any of these customers terminates its relationship with us or fails to purchase products or services from us at the anticipated levels, it may negatively impact our results of operations. Furthermore, we often sell our products and solutions in certain jurisdictions through resellers. A single reseller, or a small number of resellers, have historically and may in the future represent a substantial portion of our revenue in a given period. If any such reseller terminates its engagement with us, or will alternatively work on an exclusive basis with any of our competitors, it could negatively impact our results of operations, especially in the short-term. See “Risks Associated with the Global Nature of Our Operations—If we are unable to establish and maintain our relationships with third parties that market and sell our products, our business and ability to grow could be materially adversely affected.”

The industry in which we operate is characterized by rapid technological changes, evolving industry standards and challenges, and changing market potential, and if we cannot anticipate and react to such changes our results may suffer.

The markets for our products are characterized by rapidly-changing technologies and evolving industry standards and challenges. The introduction of products embodying new technologies, new delivery platforms, the commoditization of older technologies, and the emergence of new industry standards and technological hurdles can exert pricing pressure on existing products and services and/or render them unmarketable or obsolete.

In addition, changes such as the increasing use of artificial intelligence (AI), including generative AI (GenAI), the increasing complexity and sophistication of security threats, the exponential growth in data and prevalence of encrypted communications have created significantly greater challenges for our customers and for our solutions to address.

In recent years we have enhanced our solutions by using AI, including GenAI. Continuing to embed AI models seamlessly into our solutions may present challenges, resulting in delays or limitations in product development. Ensuring the successful incorporation of these advanced technologies requires overcoming obstacles related to algorithmic bias, deployment, and staying aligned with evolving regulatory frameworks. Our ability to continue to navigate these challenges and further integrate AI and GenAI seamlessly into our solutions will have a significant impact on our competitiveness and the value we provide to customers.

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

We face aggressive competition from numerous and varied competitors in all of our markets, making it difficult to maintain market share, remain profitable, invest and grow. We are also encountering new competitors as we expand into new markets or as new competitors expand into ours. Our competitors may be able to more quickly develop or adapt to new or emerging technologies, better respond to changes in customer needs or preferences, better identify and enter into new areas of growth, or devote greater resources to the development, promotion and sale of their products. Additionally, our competitive landscape is becoming increasingly intricate with the rapid evolution of AI technologies. In this dynamic environment, competitors may exploit disruptions, and leverage shortened development cycles to swiftly introduce innovations that could pose a significant threat to our market position. The accelerated pace of AI development may compel our customers to quickly adapt to technological progress introduced by our competitors. A delayed response to shifts in customer needs, preferences or technological trends could erode our competitive edge. This could impact our market share and/or our ability to remain profitable, invest strategically and sustain long-term growth. Some of our competitors have, in relation to us, longer operating histories, larger customer bases, longer standing relationships with customers, superior brand recognition, superior margins, and significantly greater financial or other resources, especially in new markets we may enter. Consolidation among our competitors may also improve their competitive position. We also face competition from solutions developed internally by our customers or partners. For more information, see “Item 4B. Information on the Company—Business Overview—Competition.” To the extent that we cannot compete effectively, our market share and results of operations would be materially adversely affected.

Because price and related terms are key considerations for many of our customers, we may have to accept less-favorable payment terms, lower the prices of our products and services, and/or reduce our cost structure, including reducing headcount or

COGNYTE SOFTWARE LTD.
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

Our ability to attract new customers and increase revenue from existing customers depends on numerous factors, including our ability to enhance and improve our existing products, increase adoption and usage of our products, and introduce new products and capabilities. In particular, if we are not able to develop technology that is able to keep pace with new and increasingly complex criminal and fraudulent activities which technology would result in an increased success rate of our customers’ analytical investigations or shorten the time frames for such investigations, we may not be able to achieve a return on investment that satisfies our customers. The success of any enhancements, including our ability to continue to leverage advancements in AI and GenAI, and the introduction of new products depends on several factors, including timely completion, adequate quality testing, introduction to the market, market acceptance and adaptability to changes in the investigative technology landscape. Any products we develop may not be introduced in a timely or cost-effective manner (or at all), may contain errors or defects, or may not achieve the broad market acceptance necessary to generate sufficient revenue. If we are unable to successfully enhance our existing products including by the implementation of AI and GenAI into our solutions, to meet our customers’ requirements, increase adoption and usage of our products, or develop new products, our business, financial condition and results of operations may be adversely affected.

Our continued implementation and use of artificial intelligence may have an adverse effect on our business.

We use AI and machine learning technologies throughout our solutions, including to develop or assist in the development of our own software code. As with many technological innovations, there are significant risks and challenges involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of such technologies will always enhance our products or services or be beneficial to our business.

Further, changes and ongoing development in how we use AI and machine learning technologies and how we train our models, in particular if those AI or machine learning models are (i) incorrectly designed or implemented; (ii) trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data; and/ or (iii) are adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our solutions, as well as our reputation and the reputations of our customers and partners, could suffer or we could incur liability through the violation of laws or contracts to which we are a party or through civil claims.

The market for AI and machine learning technologies is rapidly evolving and remains unproven in many industries, including our own. We are in varying stages of development in relation to our products or services which utilize proprietary and third party AI and machine learning technologies, and we may not be successful in our ongoing development of these technologies in the face of novel and evolving technical, reputational and market factors. Our failure to successfully develop and commercialize our products or services which utilize proprietary machine learning and AI technologies could adversely affect our business.

Furthermore, the market of AI and machine learning is subject to rapidly evolving regulatory frameworks. Various government bodies worldwide are introducing or considering new laws to govern these technologies, with recent developments including President Biden's Executive Order on Safe, Secure and Trustworthy Artificial Intelligence and the EU's forthcoming AI Act. Our compliance with these regulations may pose challenges and significant costs, potentially impacting our operations and financial performance.

Reputational and political factors related to our business or operations may adversely affect us.

We have experienced, and may continue to experience, reputational harm from negative publicity as a result of allegations regarding the misuse of our solutions by countries and organizations that are perceived as violating human rights.

The sale, and the alleged sale, of our solutions to countries or customers that are viewed as having poor human rights or democracy records or that have allegedly misused our solutions has resulted and could further result in negative publicity and reputational harm, even where such activities or transactions are permissible under applicable laws or were not conducted by our solutions. In particular, in 2021, Meta Platforms, Inc. (“Meta”) announced publicly that it had removed accounts that it claimed were associated with us and that it alleged were used to gather information on individuals contrary to its terms of service. In addition, we have been, and may continue to be, associated with other companies in our industry and in other industries that engage with countries or customers viewed as having poor human rights or democratic records or with companies that apply techniques that are viewed negatively, which has harmed and may continue to harm our reputation. We are subject to heightened scrutiny and criticism by public opinion commentators, privacy advocates, privacy non-governmental

COGNYTE SOFTWARE LTD.
organizations (“NGOs”), politicians, media outlets and others, who have made allegations relating to human rights infringement by certain customers using our solutions, which allegations have adversely affected our reputation. Media attention to our industry has increased over time and may continue to increase in the future. Given the nature of our business and the sensitivity of our products, we often cannot respond to adverse publicity, which has and can exacerbate the risk of reputational damage. Investors may perceive our inability to address negative coverage as a lack of proactive measures to promote responsible use of our products, despite our ongoing efforts in that direction. This may also have an adverse effect on our reputation in the public sphere, potentially leading to misunderstandings about our commitment to ethical governance and responsible business practices.

We have implemented policies, guidelines and measures that are aimed to support our goal of having our solutions used solely in a manner that serves their intended purpose and to mitigate the risk of any misuse. See “Item 4.B. Business Overview – Internal Oversight.” Although we take very seriously the risk that our solutions will be exploited or misused, there can be no assurance that such mitigating measures will be successful and that customers will not misuse our solutions.

Furthermore, such heightened scrutiny and allegations have resulted, and may in the future result, in investigations into our solutions and business and the imposition of restrictions on our business as well as deter potential customers. The risk of these adverse impacts has resulted and may continue to result in lost business opportunities that impact our results of operations and may also deter or restrict investors. In addition, if we continue to experience reputational harm, it may negatively impact our ability to recruit and retain qualified personnel. These risks may grow as we grow our business and our brand.

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

COGNYTE SOFTWARE LTD.
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

Our solutions fuse and analyze data collected from various sources, including from commercial web sources and social media platforms. Such sources and platforms have alleged and may allege in the future that our solutions and techniques for capturing and collecting data and information from such sources violate their terms of use or other proprietary rights of such sources or of their users. For example, in December 2021, Meta issued a report alleging that certain solutions offered by us that interface with Facebook and Instagram violate Meta’s terms of use. Concurrently with the issuance of the foregoing report, Meta announced that it had removed accounts that it claimed were associated with our solutions and requested we cease data collection from its social media platforms. We made modifications to certain features of our solutions that we believe addressed Meta’s concerns. While these modifications impacted the manner our customers can use these solutions, as of the date of this report neither such allegations nor the modification to our practices in light of such allegations have had a material impact on our business, including without limitation results of operations and financial condition. However any allegations that our solutions and techniques infringe the terms of use or rights of third parties has resulted in and may result in future legal claims against us or our customers and such claims may damage our reputation, adversely impact our customer relationships and create liability for us. See “Reputational and political factors related to our business or operations may adversely affect us.” We generally agree in our customer contracts to indemnify customers for expenses or liabilities they incur as a result of third-party intellectual property infringement claims associated with our solutions, and the resolution of these claims, irrespective of whether a court ultimately determines that our solutions and techniques infringed another party’s intellectual property rights, may be time-consuming, disruptive to our business and very costly. In addition, in connection with an infringement dispute, or claims of infringement, we may be required to, or may voluntarily decide to cease using or developing certain features or solutions that we offer to our customers. These circumstances could adversely affect our ability to generate revenues as well as require us to incur significant expenses to develop alternative or modified solutions for our customers.

Regulatory constraints may limit our ability to offer and sell some of our products and services and to compete with competitors that are not subject to the same regulations.

The technologies that we develop, and that we rely upon in our products, are subject to regulations including export and trade restrictions. See “Regulatory Risks - We are subject to complex, evolving regulatory requirements that may be difficult and expensive to comply with and that could negatively impact our business.” Due to such regulations and restrictions, our international sales and marketing, as well as our international procurement of skilled human resources, technology and components, depend largely on export and marketing license approvals from governmental agencies in Israel and in other countries. If we fail to obtain approvals in the future, or if approvals previously obtained are revoked or expire or are not renewed due to factors such as changes in political conditions, government policies or the imposition of sanctions, or if existing or future approvals are conditioned upon requirements that we are unable to meet or fulfill, then our ability to market and sell our products and services to customers outside the country in which they are developed and our ability to obtain goods and services essential to our business could be interrupted, resulting in a material adverse effect on our business, revenues, assets, liabilities and results of operations. In the past, certain of our licenses to market, export or provide services to certain countries or regions were revoked or suspended for reasons beyond our control, including due to political and geopolitical reasons. We cannot assure you that in the future material licenses or approvals will not be revoked or suspended.

Moreover, as an additional measure to mitigate the risk that our solutions will be exploited in a manner that may violate human rights, we have in the past and may in the future, opt to abstain from onboarding new customers, renewing licenses or extending additional services to existing customers as part of voluntarily imposed guidelines or business decisions, even though such guidelines or decisions are not mandated by law or regulation. Furthermore, we may refrain from engaging in business activities in particular countries or with potential customers for similar reasons. The export and trade regulations and requirements we and our solutions are subject to as well as voluntarily imposed guidelines place us at an economic disadvantage compared to some of our competitors that are not subject to the same regulatory constraints or self-imposed guidelines, and can cause us to lose market share or experience slower growth compared to our competitors. For more information regarding the mitigating measures we have taken, see “Item 4.B. Business Overview - Additional Oversight Measures.”

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

COGNYTE SOFTWARE LTD.
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

The armed conflict in Ukraine has led to many companies reducing their head count in Ukraine and instead looking to recruit personnel in other eastern European countries, which could lead to increased competition for talented personnel in such jurisdictions. For example, the high inflation rate in Eastern Europe during fiscal year ended 2023 led to a rise in wages, resulting in increased competition in the regions where we operate.

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

We seek to retain and motivate existing personnel through our compensation practices, company culture and career development opportunities. However, efforts we engage in to establish operations in new geographies where additional talent may be available, potentially at a lower cost, may be unsuccessful or fail to result in the desired cost savings. If we are unable to attract and retain qualified personnel when and where they are needed, our ability to operate and grow our business could be impaired. Moreover, if we are not able to properly balance investment in personnel with sales, our profitability may be adversely affected.

Moreover, prolonged economic downturns may require us to undertake further optimization and cost saving initiatives, including streamlining our organization and adjusting the size and structure of our workforce. We have implemented in the past and may implement in the future, certain cost reduction efforts to reduce material spend and operating expenses, including a reduction in workforce. Any reduction in work force may yield unintended consequences and costs, such as attrition beyond the intended reduction in force, the distraction of employees and reduced employee morale, which could, in turn, adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge or inefficiency during transitional periods. Any of these impacts could also adversely affect our reputation as an employer, make it more difficult for us to hire new employees in the future and increase the risk that we may not achieve the anticipated benefits from the restructuring.

In recent years, we transitioned to a hybrid working model, whereby some of our employees are working a portion or all of their time remotely. We have a limited history of operating with a hybrid workforce and this transition may impose challenges relating our operations, the execution of our business plans, and on third-party service providers who perform critical services for us. The increase in remote working may also result in increased privacy, data security and fraud risks, and our understanding of applicable legal and regulatory requirements, may be subject to legal or regulatory challenges, particularly as regulatory guidance evolves in response to future developments. Such risks could materially and adversely affect our business and results of operations.

We have implemented cost reduction efforts; however, these efforts may need to be modified, and if we need to implement additional cost reduction efforts it could materially harm our business.

During fiscal year ended 2023, we implemented certain cost reduction efforts to improve our financial results. In connection therewith, we also reduced our headcount. There can be no assurance that these cost reduction efforts will be sufficient. As a result, we may need to implement further cost reduction initiatives across our operations, such as further reductions in the cost of our workforce and/or suspending or curtailing planned programs, either of which could materially harm our business, results of operations and future prospects. We can provide no assurance that we will be able to implement future cost reductions or that we will do so without incurring unexpected or greater than anticipated expenditures. Moreover, we may find that we are unable to achieve cost reduction goals without disrupting our business. As a result, we may choose to delay or forgo certain cost reductions as business conditions require. Failure to continue to improve our operating efficiency could adversely affect our business.

COGNYTE SOFTWARE LTD.

Competition for highly skilled technical and other personnel may result in failure to attract, recruit, retain and develop qualified employees, which could impact our business, financial condition and results of operations.

Our principal research and development and product delivery, is conducted at our headquarters in Israel and in our offices in Bulgaria, Cyprus, Romania, Brazil and India, in addition to significant elements of our general and administrative activities that are conducted in Israel, and we face competition for suitably skilled employees in these countries. In prior years we have faced, and in the future we may face, challenges in competing for qualified personnel with companies which have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

In addition, as a result of the competition for qualified human resources, the high-tech markets in Romania, Bulgaria, Brazil, Israel and Cyprus have also experienced and may continue to experience wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-tech industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly decreased in value. Share price declines may reduce the employees’ motivation to continue to work for us and could heighten the risk of employee attrition. As a result of such decrease in value of the employees’ equity, we may be required to pay additional salaries in order to attract qualified personnel, which may significantly increase our salary costs.

While we utilize non-competition agreements with our employees as a means of improving our employee retention, those agreements may not be effective towards that goal. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a limited period. We may be unable to enforce these agreements under applicable law, and it may be difficult for us to restrict our competitors from benefiting from the expertise our former employees developed while working for us.

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

Risks Related to Our Business and Operations

Our future success depends on our ability to manage investments in our business and operations properly, execute on growth or strategic initiatives, and enhance our existing operations and infrastructure.

A key element of our long-term strategy is to continue to invest in and grow our business and operations, both organically and potentially through acquisitions. Investments in, among other things, new markets, new products, solutions and technologies, research and development, infrastructure and systems, geographic expansion, and headcount are critical components for achieving this strategy. In particular, we believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, such investments and efforts present challenges and risks and may not be successful (financially or otherwise), especially in new areas or new markets in which we have little or no experience, and even if successful, may negatively impact our profitability in the short-term. To be successful in such efforts, we must be able to properly allocate limited investment funds and other resources, prioritize among technologies opportunities, projects and implementations, balance the extent and timing of investments with the associated impact on profitability, balance our focus between new areas or new markets and the operation and servicing of our legacy businesses and customers, capture efficiencies and economies of scale, and compete in the new areas or new markets, or with the new solutions, in which we have invested.

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

COGNYTE SOFTWARE LTD.

If we are unable to properly manage our investments, execute on growth initiatives, and enhance our existing operations and infrastructure, our results of operations and market share may be materially adversely affected.

Acquisitions, strategic investments, partnerships, alliances or divestitures could be difficult to identify, cause post integration challenges, divert the attention of management, disrupt our business, dilute shareholder value, not achieve their intended benefits, and adversely affect our business, financial condition and results of operations.

We may in the future seek to acquire or invest in businesses, joint ventures, products and capabilities, or technologies that we believe could complement or expand our products and solutions or otherwise offer growth opportunities. Any such acquisition or investment may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products and capabilities, personnel, or operations of the acquired companies, particularly if we are unable to retain the key personnel of the acquired company. These transactions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our existing business. Additionally, we have limited experience in acquiring other businesses. Any such transactions that we are able to complete may not result in any synergies or other benefits we had expected to achieve, which could result in substantial impairment charges and dilution of our shareholders’ value.

In addition, we may from time to time pursue divestitures of certain of our businesses or assets as part of our optimization strategy. As an example, in December 2022, we sold our Situational Intelligence Solutions (SIS) business. We may make divestment based on, among other considerations, management’s evaluation of or changes in business strategies and performance and valuation of divested businesses or assets. These divestment activities include inherent risks, including potential losses, if the disposed businesses or investments are disposed of at lower than anticipated valuation levels or on other unfavorable terms, as well as a risk of potential post-closing claims for indemnification or breach of transition services obligations. Moreover, divestitures may require us to separate integrated assets and personnel from our retained businesses and devote our resources to transitioning assets and services to purchasers, disrupting our ongoing business and distracting management. Any losses due to our divestments of businesses or disposal of assets could adversely affect our financial performance and may affect the market price of our shares.

Changes in our security clearances may adversely impact our sales or may impose restrictions on how we operate.

We and some of our subsidiaries maintain security clearances in Israel and other countries in connection with the development, marketing, sale and/or support of our solutions. These clearances are reviewed from time to time by these countries and could be deactivated, including for reasons that are beyond our control. If we lose our security clearances in a particular country, we may be unable to sell our solutions for secure projects in that country and might also experience greater challenges in selling such solutions even for non-secure projects in that country. These security clearances also impose restrictions on how we conduct our business and the information we are allowed to share with our investors and our non-Israeli board members. Even if we are able to obtain and maintain applicable security clearances, government customers may decline to purchase our solutions if they were not developed or manufactured in that country or if they were developed or manufactured in other countries that are considered disfavored by such country.

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

COGNYTE SOFTWARE LTD.
established suppliers, manufacturers, and partners wherever possible, in some cases, these providers may be smaller, less established companies, particularly in the case of new or unique technologies that we have not developed internally.

If any of these suppliers, manufacturers or partners experience financial, operational, manufacturing or quality assurance difficulties, cease production or sale, or there is any other disruption in our supply, including as a result of the acquisition of a supplier or partner by a competitor or global supply chain disruptions, we will be required to locate alternative sources of supply or manufacturing, to internally develop the applicable technologies, to redesign our products, and/or to remove certain features from our products, any of which would be likely to increase expenses, create delivery delays, and negatively impact our sales. In addition, delays in the delivery of our products, including as a result of global supply chain disruptions, may result in delays in our collections, which in turn may negatively impact our financial results and our cash flow planning. Although we endeavor to establish contractual protections with key providers, including source code escrows (where needed), warranties, and indemnities, we may not be successful in obtaining adequate protections, these agreements may be short-term in duration, and the counterparties may be unwilling or unable to stand behind such protections. Moreover, these types of contractual protections offer limited practical benefits to us in the event our relationship with a key provider is interrupted.

We also rely on third parties to provide certain services to us and to our customers, including hosting partners and providers of other cloud-based services. We make contractual commitments to customers on the basis of these relationships and, in some cases, also entrust these providers with both our own sensitive data as well as the sensitive data of our customers. If these third-party providers do not perform as expected or encounter service disruptions, cyber-attacks, data breaches or other difficulties, we or our customers may be materially and adversely affected, including, among other things, by facing increased costs, potential liability to customers, end customers, or other third parties, regulatory issues and reputational harm. If it is necessary to migrate these services to other providers as a result of poor performance, security issues or considerations, or other financial or operational factors, it could result in service disruptions to our customers and significant time, expense, or exposure to us, any of which could materially adversely affect our business.

If we are unable to establish and maintain our relationships with third parties that market and sell our products, our business and ability to grow could be materially adversely affected.

A significant portion of our sales is made through partners, including distributors, resellers, sales representatives and system integrators. To remain successful, we must maintain our existing relationships as well as identify and establish new relationships with such parties. We must often compete with other suppliers for these relationships and our competitors often seek to establish exclusive relationships with these sales channels or to otherwise restrict others in partnering with them. Our ability to establish and maintain these relationships is based on, among other things, factors that are similar to those on which we compete for end customers, including features, functionality, ease of use, installation and maintenance, and price. Even if we are able to secure such relationships on terms we find acceptable, there is no assurance that we will be able to realize the benefits we anticipate. Some of our partners may also compete with us or have affiliates that compete with us, or may also partner with our competitors or offer our products and those of our competitors as alternatives when presenting proposals to end customers. Our ability to achieve our revenue goals and growth depends to a significant extent on maintaining, enabling, and adding to these sales channels, and if we are unable to do so, our business and ability to grow could be materially adversely affected.

Privacy and Information Security Risks

We may be subject to information technology system breaches, failures, or disruptions that could harm our operations, financial condition or reputation.
We rely extensively on information technology systems to operate and manage our business and to process, maintain, and safeguard information, including information related to our customers, partners, and personnel. This information may be processed and maintained on our internal information technology systems or in some cases on systems hosted by third-party service providers. These systems, whether internal or external, may be subject to breaches, failures, or disruptions as a result of, among other things, cyber-attacks, computer viruses, physical security breaches, natural disasters, accidents, power disruptions, telecommunications failures, new system implementations, or acts of terrorism or war. In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in frequency and sophistication in recent years. Moreover, geopolitical tensions, particularly the Israel-Hamas conflict, have contributed to a surge in cyber-attacks targeting Israeli companies and products globally, posing a threat to critical infrastructure. We have experienced and expect to continue to experience actual and attempted cyber-attacks of our IT networks and systems, such as through phishing scams and ransomware. Although none of these actual or attempted cyber-attacks has yet had a material adverse impact on our operations, financial condition or reputation, we cannot guarantee that such incidents will not have such an impact in the future. For example, the rising adoption

COGNYTE SOFTWARE LTD.
of AI and GenAI in daily operations and products poses data privacy and security risks. Threats include potential data leaks, social engineering attacks, and decision-making based on manipulated information. Growing regulatory requirements for information security and data protection add to the challenge. Moreover, attackers leverage AI as both a tool and exploit vulnerabilities in AI systems. In addition, from time to time, hackers publish past breaches or historical data related to us that was obtained through historical breaches. While we are continually working to maintain secure and reliable systems, our security, redundancy, and business continuity efforts may be ineffective or inadequate. We must continuously improve our design and coordination of security controls across our business groups and geographies. Despite our efforts, it is possible that our security systems, controls, and other procedures that we follow or those employed by our third-party service providers, may not prevent breaches, failures, or disruptions. Such breaches, failures, or disruptions have in the past and could in the future subject us to the loss, compromise, destruction, or disclosure of sensitive or confidential information, including personal data, or intellectual property, either of our own information or intellectual property or that of our customers (including end customers) or other third parties that may have been in our custody or in the custody of our third-party service providers, financial costs or losses from remedial actions, litigation, regulatory issues, liabilities to customers or other third parties, damage to our reputation, delays in our ability to process orders, delays in our ability to provide products and services to customers, including SaaS or other hosted or managed services offerings, research and development or production downtimes, or delays or errors in financial reporting. Information system breaches or failures at one of our partners, including hosting providers or those who support other cloud-based offerings, may also result in similar adverse consequences. Any of the foregoing could harm our competitive position, result in a loss of customer confidence, and materially and adversely affect our results of operations or financial condition.

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

In the past years, the Company transitioned to a hybrid working model and a greater number of our employees are working remotely and accessing our IT systems and networks remotely. Such hybrid model may further increase our vulnerability to cybercrimes and cyber-attacks and increase the stress on our technology infrastructure and systems. Although we maintain data protection liability insurance, this insurance may not be sufficient to cover all of our losses from any future breaches or failures of our IT systems, networks and services.

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
Some of our products are used by customers to compile and analyze highly sensitive or confidential information and data, including information or data used in intelligence gathering or law enforcement activities as well as personal data information. While our customers’ use of our products does not by itself provide us access to the customer’s sensitive or confidential information or data (or the information or data our customers may collect), we or our partners may receive or come into contact with such information or data, including personal data, when we are asked to perform services or support for our customers. We or our partners may also receive or come into contact with such information or data in connection with our software-as-a-service (“SaaS”) or other hosted or managed services offerings. Customers are also increasingly focused on the security of our

COGNYTE SOFTWARE LTD.
products and services and we continuously work to address these concerns, including through the use of encryption, access rights, and other customary security features, which vary based on the solution in question and customer requirements. We have implemented policies and procedures, and use information technology systems, to help ensure the proper handling of such information and data, including background screening of certain services personnel, non-disclosure agreements with employees and partners, access rules, and controls on our information technology systems. We also evaluate the information security of potential partners and vendors as part of our selection process and attempt to negotiate adequate protections from such third parties in our contracts. However, these policies, procedures, systems, and measures are designed to mitigate the risks associated with handling or processing sensitive data and cannot safeguard against all risks at all times.

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

As a global company, we are subject to privacy and data security laws, and regulations in different jurisdictions. These laws and regulations may be inconsistent across jurisdictions and are subject to evolving and differing (sometimes conflicting) interpretations. Government regulators, privacy advocates, media and class action attorneys are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data. This increased scrutiny may result in additional compliance obligations, costs, new interpretations of existing laws and regulations, new restrictions or requirements, increased regulatory proceedings or litigation and increased exposure for significant fines, penalties or commercial liabilities, as well as reputational damage.

Globally, laws such as the General Data Protection Regulation (“GDPR”) in Europe, state laws in the United States on privacy, data and related technologies, such as the California Privacy Rights Act, which became effective as of January 1, 2023, as well as industry self-regulatory codes, create new compliance obligations and expand the scope of potential liability, either jointly or severally with our customers and suppliers. Additional U.S. states have implemented, or are in the process of implementing, similar new laws or regulations, and some observers have noted that these regulations could mark the beginning of a trend towards more stringent United States federal privacy legislation, which could increase our potential liability and compliance efforts. While we have invested in readiness to comply with applicable requirements, these new and emerging laws, regulations and codes may affect our ability to reach current and prospective customers, to respond to both enterprise and individual customer requests under the laws (such as individual rights of access, correction, and deletion of their personal information), and to implement our business models effectively. These new laws may also impact our products and services as well as our innovation in new and emerging technologies. These requirements, among others, may impact demand for our offerings and force us to bear the burden of more onerous obligations in our contracts or otherwise increase our exposure to customers, regulators, or other third parties. Furthermore, the uncertain and shifting regulatory environment may cause concerns regarding data privacy and may create privacy concerns, which could inhibit sales of our services and limit adoption of our platform. Specifically, in Europe, the supervisory authorities in member states possess some flexibility in implementing European directives and specific facets of the GDPR, resulting in divergent national regulations. Notably, European supervisory bodies have been particularly proactive in enforcing data protection regulations.

Transferring personal information across international borders is becoming increasingly complex. For example, European data transfers outside the European Economic Area are highly regulated. The mechanisms that we and many other companies rely upon for data transfers, including standard contract clauses, a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, may be contested or invalidated. If the mechanisms for transferring personal information from certain countries or areas, including Europe, should be found invalid or if other countries implement more restrictive regulations for cross-border data transfers (or do not permit data to leave the country of origin), such developments could harm our business, financial condition and results of operations. The costs of compliance with, and other burdens imposed by, these laws, regulations, standards, and obligations, or any inability to adequately address privacy, data protection, or information security-related concerns, even if unfounded, may limit the use and adoption of our solutions, reduce overall demand for our solutions, make it more difficult to meet expectations from or commitments to customers, impact our

COGNYTE SOFTWARE LTD.
reputation, or slow the pace at which we close sales transactions, any of which could harm our business, financial condition, and results of operations.

There have also been privacy bills enacted in other countries around the world which have introduced new or expanded privacy requirements and we expect that privacy legislation will continue to evolve in the coming years. Therefore, it is difficult to determine whether and how such existing laws and regulations will apply to and impact the internet and our business.

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

Our business must also be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the State of Israel and other relevant sanctions authorities. In the past, changes in these laws and regulations impaired our ability to enter into contracts with certain customers or to perform our obligations under certain existing contracts. We cannot assure you that in the future these regulations will not change in a way that will materially impair our ability to enter into new contracts with customers, or to perform our obligations under existing material contracts, or in a way that will impose restrictions on the way we operate our business or on the customers we engage with.

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

Our business and operations are subject to a variety of regulatory requirements in the countries in which we operate or offer our solutions, including, among other things, with respect to trade compliance, anti-corruption, information security, data privacy and protection, tax, labor and government contracts. For more information regarding the government regulations to which we are subject, see “Item 4.B. Business Overview — Government Regulations.” Compliance with these regulatory requirements may be onerous, time-consuming, and expensive, especially where these requirements are inconsistent from jurisdiction to jurisdiction, or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders. Regulatory requirements in one jurisdiction may make it difficult or impossible to do business in another jurisdiction. In addition, such complex regulations are subject to constant changes and developments and the interpretations thereof may change due to political and other considerations which are beyond our control. See “Risks Associated with the Global Nature of Our Operations.” We may also be unsuccessful in obtaining permits, licenses, or other authorizations required to operate our business, such as for the marketing or sale or import or export of our products and services.

COGNYTE SOFTWARE LTD.
While we endeavor to implement policies, procedures, and systems reasonably designed to achieve compliance with these regulatory requirements, we cannot assure you that the implementation of these policies, procedures, or systems will result in compliance with applicable rules and regulations or that we or our personnel will not violate these policies and procedures . Violations of these laws or regulations may harm our reputation and deter government agencies and other existing or potential customers or partners from purchasing our solutions. Furthermore, non-compliance with applicable laws or regulations could result in fines, damages, criminal sanctions against us, our officers, or our employees, restrictions on the conduct of our business, and damage to our reputation.

Moreover, regulatory requirements are subject to constant updates, modifications and revisions as well as different interpretations by the authorities adopting, implementing or enforcing such requirements which result in uncertainty as well as difficulties in planning ahead of time. The increased public awareness in potential human rights violations by governments and organizations using advanced cyber tools, and the resulting heightened scrutiny by the public opinion, privacy NGOs, privacy advocates, the media and others, resulted and may continue to result in regulatory and policy changes from time to time. In the past two years, the Israeli Ministry of Defense tightened the control over cyber exports and in connection therewith imposed additional requirements with respect to obtaining export licenses for certain technologies. The Israeli Ministry of Defense also updates from time to time the countries approved for export of cyber and defense tools by Israeli companies and the list of countries that are exempt from the need to obtain marketing license prior to export of the above. Adapting our practices, policies and procedures to this ever-changing regulatory environment involves resources and time and requires our regulatory compliance teams to be on the watch for any actual or potential changes, and may have an impact on our ability to pursue business opportunities and anticipate the future results.

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

COGNYTE SOFTWARE LTD.
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

Any of our intellectual property rights, including patents and trademarks, may be challenged, narrowed, invalidated, held unenforceable or circumvented in litigation or other proceedings, including, where applicable, through opposition, cancellation, re-examination, inter partes review, post-grant review, interference, nullification and derivation proceedings, and equivalent proceedings in foreign jurisdictions, and such intellectual property or other proprietary rights may be lost or no longer provide us with meaningful competitive advantages. Such proceedings may result in substantial cost and require significant time from our management, even if the eventual outcome is favorable to us.

Third parties may legitimately and independently develop products, services, and technology similar to or duplicative of our platform. In addition to protection under intellectual property laws, we rely primarily upon trade secret protection and non-disclosure provisions in agreements with employees, customers and other third parties having access to our confidential information and generally limit access to and distribution of our proprietary information. Despite our efforts, third parties may attempt to disclose, obtain, copy, reverse engineer, or use our intellectual property or other proprietary information or technology without our authorization, and our efforts to protect our intellectual property and other proprietary rights may not prevent such unauthorized disclosure or use, misappropriation, infringement, reverse engineering or other violation of our intellectual property or other proprietary rights.

Furthermore, non-disclosure and no reverse engineering provisions can be difficult to enforce, and even if successfully enforced, may not be entirely effective. The violation of our agreements by disclosing or allowing the use of our proprietary information or technology without a license or authorization may pose risks to our business. We cannot guarantee that any of the measures we have taken will prevent infringement, misappropriation, reverse engineering or other violation of our technology or other intellectual property or proprietary rights.

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

Competitors and other companies could adopt trademarks and service marks that are similar to ours or try to prevent us from registering or using our trademarks, consequently impeding our ability to build brand identity and possibly leading to customer confusion.

We use machine learning and artificial intelligence (AI) technologies in our business, products, services and tools. The intellectual property ownership and license rights, including patents and copyright, surrounding AI technologies have not been fully addressed by courts or laws or regulations in countries around the world, but some courts that have reviewed these issues to date have taken the position that inventions made by AI are not patentable, and works of authorship created without substantial human input are not subject to copyright protection, and the use or adoption of third-party AI technologies into our products and services may result in exposure to claims of infringement or misappropriation of others’ intellectual property. There are several lawsuits pending in the U.S. where creators of content are challenging the use of their content for purposes of training AI models.

Our products or other intellectual property may infringe or may be alleged to infringe on the intellectual property rights of others, which could lead to costly disputes or disruptions for us and may require us to indemnify our customers and resellers for any damages they suffer.

The technology industry is characterized by frequent allegations of intellectual property infringement. In the past, third parties have asserted that certain of our products or other technology have infringed on their intellectual property rights and similar claims may be made in the future. Any allegation of infringement against us could be time consuming and expensive to defend or resolve, result in substantial diversion of management resources, cause product shipment delays, or force us to enter into royalty or license agreements. If patent holders or other holders of intellectual property initiate legal proceedings against us, either with respect to our own intellectual property or intellectual property we license from third parties, we may be forced into protracted and costly litigation, regardless of the merits of these claims. We may not be successful in defending such litigation, in part due to the complex technical issues and inherent uncertainties in intellectual property litigation, and may not be able to procure any required royalty or license agreements on terms acceptable to us, or at all. Competitors and other companies could

COGNYTE SOFTWARE LTD.
adopt trademarks that are similar to ours or try to prevent us from using our trademarks, consequently impeding our ability to build brand identity and possibly leading to customer confusion. Third parties may also assert infringement claims against our customers or partners. Subject to certain limitations, we generally indemnify our customers and partners with respect to infringement by our products on the proprietary rights of third parties, which, in some cases, may not be limited to a specified maximum amount and for which we may not have sufficient insurance coverage or adequate indemnification in the case of intellectual property licensed from a third party. If any of these claims succeed, we may be forced to pay damages, be required to obtain licenses for the products our customers or partners use or sell, or incur significant expenses in developing non-infringing alternatives. If we cannot obtain necessary licenses on commercially reasonable terms, our customers may be forced to stop using or, in the case of resellers and other partners, stop selling our products.

We may rely upon certain technology, software or intellectual property rights we license from third parties, but third parties may terminate our licenses to use such third party technology, software or intellectual property rights. Loss of such licenses could have a material impact on our ability to offer our products, software and services to others.

Use of free or open source software could expose our products to unintended restrictions and could materially adversely affect our business.

Some of our products contain free or open source software (together, “open source software”) and we anticipate making use of open source software in the future. Open source software is generally covered by license agreements that permit the user to use, copy, modify and distribute the software without cost, provided that the users and modifiers abide by certain licensing requirements. However, the original developers of the open source software generally provide no warranties on such software or protections in the event the open source software has defects or security vulnerabilities or infringes a third party’s intellectual property rights.Although we endeavor to monitor the use of open source software in our product development, we cannot assure you that past, present or future products, including products inherited in acquisitions, will not contain open source software elements that impose unfavorable licensing restrictions or other requirements on our products, including the need to seek licenses from third parties, to re-engineer affected products, to discontinue sales of affected products, or to release all or portions of the source code of affected products. Any of these developments could materially adversely affect our business.

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

COGNYTE SOFTWARE LTD.
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

Risks Related to Our Finances and Capital Structure

Our credit facilities exposes us to leverage risks and subjects us to covenants which may adversely affect our operations. In addition, financing sources may not be available to us.

We have two revolving credit facilities with terms effective as of December 31, 2023 and January 24, 2024, respectively. These facilities are valid until January, 2026 and provide for a total of up to $65.0 million in total borrowing. Although as of January 31, 2024, we had no outstanding indebtedness under these facilities, we might be required from time to time to draw down some of or the entire amount available. A high level of debt could have material consequences on our future operations, including:

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

We might require substantial additional financing in order to operate our business, execute our growth strategy and respond to challenges or unforeseen circumstances. Such financing might not be available on commercially reasonable terms, if at all, including as a result of increasing inflation and interest rates. If we are unable to obtain such financing, on commercially reasonable terms, or at all, we will not be able to, among other things:

•execute our growth strategy;
•develop new features, integrations, capabilities, and enhancements;
•continue to expand our product development, sales, and marketing organizations;
•respond to competitive pressures or unanticipated working capital requirements; or
•pursue acquisition opportunities.

COGNYTE SOFTWARE LTD.
To the extent that we raise additional capital through the sale of equity or convertible debt securities, our shareholders’ ownership interest will be diluted. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures, or declaring dividends. Debt financing could also have significant negative consequences for our business, results of operations and financial condition, including, among others, increasing our vulnerability to adverse economic and industry conditions, limiting our ability to obtain additional financing, requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes, limiting our flexibility in planning for, or reacting to, changes in our business, and placing us at a possible competitive disadvantage compared to less leveraged competitors or competitors that may have better access to capital resources. In addition, a portion of our business is conducted through our subsidiaries, including a joint venture that is not wholly owned by us. Such subsidiaries are separate and distinct legal entities. Therefore, our ability to generate cash is dependent on the earnings, cash flows, financial condition and the distribution of funds (whether by dividend, distribution or loan) from our subsidiaries. None of our subsidiaries is obligated to make funds available to us, other than pursuant to certain intercompany agreements. The distribution of dividends by such subsidiaries may be subject to restrictions on the payment of dividends in the jurisdictions in which such entities were incorporated. In addition, the distribution of dividends by the foregoing joint venture requires the consent of our partner in such joint venture. Inability to receive dividends from our subsidiaries could adversely affect our financial condition, results of operations, cash flows and limit shareholders' return, if any, and may require us to obtain additional financing, which may not be available to us on commercially reasonable terms.

Exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel and other non-U.S. currencies may negatively affect the earnings of our operations.
We report our financial results and most of our revenues are recorded in U.S. dollars. However, substantially all of the research and development expenses of our Israeli operations, as well as a portion of the cost of revenues, selling and marketing, and general and administrative expenses of our Israeli operations, are incurred in New Israeli Shekels. As a result, we are exposed to exchange rate risks that may adversely affect our financial results. If the New Israeli Shekel appreciates against the U.S. dollar or if the value of the New Israeli Shekel declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the New Israeli Shekel, then the U.S. dollar cost of our operations in Israel would increase and our results of operations would be adversely affected. Our Israeli operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of appreciation or devaluation of the New Israeli Shekel against the U.S. dollar. The Israeli annual rate of inflation amounted to 3%, 5.3%, and 2.8% for the calendar years 2023, 2022 and 2021, respectively. The annual depreciation (appreciation) of the New Israeli Shekel in relation to the U.S. dollar amounted to 3.1%, 13.2% and (3.3)% for the calendar years 2023, 2022 and 2021, respectively.

We also have substantial revenues and expenses that are denominated in non-U.S. currencies other than the New Israeli Shekel, particularly the Singapore dollar and the Euro. Therefore, our operating results and cash flows fluctuate due to changes in the relative values of the U.S. dollar and those foreign currencies. These fluctuations affect our operating results and cause our revenues and net income or loss to vary from quarter to quarter. Furthermore, where our sales are denominated in U.S. dollars, a strengthening of the U.S. dollar against other currencies makes our products less competitive in those foreign markets and collection of receivables more difficult.

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

Because we have periodically executed business combinations, goodwill and other intangible assets represent a material portion of our assets. Goodwill and other intangible assets totaled approximately $126.8 million, or approximately 26.9% of our total assets, as of January 31, 2024. We test our goodwill for impairment at least annually, or more frequently if an event occurs indicating the potential for impairment, and we assess on an as-needed basis whether there have been impairments in our other intangible assets. We make assumptions and estimates in this assessment which are complex and often subjective. These assumptions and estimates can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy or our internal forecasts. To the extent that the factors described above change, we could be required to record additional non-cash impairment charges in the future, which could negatively affect our financial condition and results of operations. Impairment of our goodwill might result in failure to comply with the financial and other restrictive covenants contained in our debt agreements, which in the event of default could result in all or a significant portion of the debt, if any exist, becoming immediately due and payable; See also “Item 3. Risks Related to Our Finances and Capital Structure— Our indebtedness exposes us to leverage risks and subjects us to covenants which may adversely affect our operations. In addition, financing sources may not be available to us.”

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

Dividends distributed by a Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are being distributed to a foreign company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

COGNYTE SOFTWARE LTD.
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

Our effective income tax rate was 12.2% for the year ended January 31, 2024, please see “Item 5.A. Operating Results—Components of Results of Operations—Provision for Income Taxes”. Our effective tax rate could change over time as a result of changes in corporate income tax rates or other changes in tax laws of the jurisdictions in which we operate. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions.

For example, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (OECD) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (BEPS) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes would impact our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars”. On October 8, 2021, 136 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope multinational enterprises that sell goods and services into countries with little or no local physical presence. Based on the guidelines published to date, we do not expect to fall within the scope of the rules of the first pillar. The second pillar is focused on developing a global minimum tax rate of at least 15% (measured on a country-by-country basis) applicable to in-scope multinational groups (with consolidated revenue over Euro750 million). Israel, as well as other jurisdictions where we operate, are included among more than 140 countries which have agreed in principle to the adoption of the global minimum tax rate. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might adversely impact our effective tax rate.

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

COGNYTE SOFTWARE LTD.
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

Verint has obtained a tax ruling (the “U.S. Tax Ruling”) from the Internal Revenue Service (the “IRS”) that certain of the requirements for tax-free treatment under Section 355 of the Code will be satisfied and that Cognyte will be treated as a

COGNYTE SOFTWARE LTD.
domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code. Verint also obtained a written opinion of Jones Day (the “Tax Opinion”) to the effect that the distribution will qualify as tax-free, for U.S. federal income tax purposes, to Verint and to Verint shareholders under Section 355 of the Code.

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

In addition, under the Tax Matters Agreement, we agreed to certain restrictions designed to preserve the tax-free nature of the distribution for U.S. federal income tax purposes. These restrictions may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that might be beneficial and could discourage or delay strategic transactions that our shareholders may consider favorable. Furthermore, we agreed with Verint under the Tax Matters Agreement that we will be primarily responsible for any taxes related to, or arising in connection with our business, including with respect to the period prior to the spin-off. As a result of such undertaking, we have recorded in the fiscal year that ended on January 31, 2023 a $4.7 million tax contingency in connection with a tax position that should have been recognized by Verint beginning with 2019, prior to the spin-off, and related primarily to our business. During the fourth quarter of fiscal year ending January 31, 2024, the uncertain tax positions associated with Verint, as well as the corresponding indemnification asset, were reversed due to the expiration of the statute of limitations. For further information, please see “Item 5.A. Operating Results—Components of Results of Operations—Provision for Income Taxes” and “Item 7.B. Related Party Transactions—Agreements with Verint—Tax Matters Agreement.”

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

Our historical financial statements prior to the fiscal year ended January 31, 2021 have been derived (carved out) from the Verint consolidated financial statements and accounting records. While we have three full years of audited financial statements as a stand-alone public company, this earlier derived information does not necessarily reflect the financial position, results of operations, and cash flows we would have achieved as a stand-alone public company during the periods presented, or those that we will achieve in the future.

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

COGNYTE SOFTWARE LTD.
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

•In connection with the spin-off, Cognyte incurred benefits (costs) of approximately $0.9 million, $(0.3) million and $(11.6) million during the fiscal years ended January 31, 2024, 2023 and 2022 respectively.

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

•general economic and market conditions; and

•negative media and public exposures.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. For example, in March 2023, a private securities lawsuit was filed in the U.S. against us and certain officers alleging, among other things, that we concealed the fact that our business practices violated Meta’s community standards and terms of services and that our stock price dropped after the facts were disclosed. Such lawsuits could result in substantial costs and divert management’s attention and resources, which could adversely affect our business. Furthermore, given that a significant part of certain of our employees’ compensation is linked to our share price, volatility in our share price may affect our ability to recruit

COGNYTE SOFTWARE LTD.
and retain qualified personnel. Lastly, volatility in our share price may adversely impact our ability to make acquisitions using our ordinary shares as consideration, our ability to raise additional funds in the capital markets and our ability to generally execute on our strategy, in turn negatively affecting our business, results of operations and financial condition.

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

The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements and accompanying notes. Actual results could differ materially from these estimates. We base our estimates on assumptions (both historical and forward-looking), trends, and various other assumptions that are believed to be reasonable, as provided in Note 2 to our consolidated financial statements. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, in addition to the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates are used to prepare our consolidated financial statements, including revenue recognition, fair value of goodwill, income taxes related to realizability of deferred tax assets and tax uncertainties. Our business, financial condition and results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our ordinary shares.

We may issue additional equity, which may dilute the value of our outstanding ordinary shares.

In the future, the percentage ownership of our investors may be diluted because of equity issuances from acquisitions, capital markets transactions or otherwise, including equity awards that we will be granting to our directors, officers and employees. Our Compensation Committee of our board of directors have granted and will continue to grant additional equity awards to our employees, officers and directors, from time to time, under our employee benefits plans. These additional awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our shares.

We are an FPI and, as a result, we are subject to reporting obligations and corporate governance practices that, to some extent, are more lenient than those of a U.S. domestic public company whose shares are listed on Nasdaq.

We report under the Exchange Act as a Foreign Private Issuer (“FPI”). Thus, we are exempt from certain provisions of the Exchange Act applicable to U.S. domestic public companies, which are more expansive and require more frequent filings, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act and the content of proxy statements, (ii) the rules under Section 16 of the Exchange Act subjecting officers, directors and principal shareholders to beneficial ownership reporting and short-swing profit recovery and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing full unaudited financial statements and notes thereto and other specified information, and current reports on Form 8-K, which are due upon the occurrence of specified significant events. In addition, FPIs are not required to file their annual reports on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are accelerated filers like us are required to file their annual reports on Form 10-K within 75 days after the end of each fiscal year. We are required to report certain material developments in reports furnished on Form 6-K with the SEC, and we have furnished and intend to continue furnishing on Form 6-K our unaudited quarterly financial information after the end of each fiscal quarter. FPIs are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders may not have the same protections and/or access to information afforded to shareholders of companies that are not FPIs.

As an FPI whose shares are listed on Nasdaq, we are also permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq rules. Currently, as permitted under the Israeli Companies Law, our

COGNYTE SOFTWARE LTD.
articles of association (“Articles of Association”) provide that the quorum for any meeting of shareholders is 25% of the issued and outstanding share capital, which is less than the 33.33% minimum required under Nasdaq rules. In addition, we currently follow home country practices in Israel in lieu of compliance with the Nasdaq requirements for shareholder approval of certain significant issuances of shares pursuant to a private placement or merger/acquisition for shareholder approval for adoption and material amendments to share incentive plans and for the distribution of annual and interim reports, which requirements apply to a domestic U.S. issuer. For more information, see “Item 16G. Corporate Governance.” While we otherwise follow all Nasdaq corporate governance requirements applicable to domestic companies, we may later decide to rely on exemptions from certain of these requirements as an Israeli FPI. For instance, unlike the requirements of Nasdaq, there are currently no mandatory corporate governance requirements in Israel that would require us to (i) have a majority of its board of directors be independent, (ii) establish a nominating/governance committee, or (iii) hold regular executive sessions where only independent directors may be present.

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

COGNYTE SOFTWARE LTD.
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

Our system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Because of its inherent limitations, our system of internal control over financial reporting may not prevent or detect every misstatement. An evaluation of effectiveness is subject to the risk that the controls may become inadequate because of changes in conditions, because the degree of compliance with policies or procedures decreases over time, or because of unanticipated circumstances or other factors. While our management has concluded that we maintained effective disclosure controls and procedures and internal control over financial reporting as of January 31, 2024, and our independent registered public accounting firm has issued a report attesting to the effectiveness of our internal control over financial reporting as of such date, we cannot be certain at this time that all of our controls will be considered effective and our internal control over financial reporting may not satisfy the regulatory requirements going forward. As a result, we cannot assure you that our internal controls will prevent or detect every misstatement, that material weaknesses or other deficiencies will not occur or be identified in the future or that future restatements will not be required. A determination that our internal controls are not effective and any remedial actions required could divert internal resources and take a significant amount of time and effort to complete, and could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. We could experience higher than anticipated operating expenses and higher independent auditor fees during and after the implementation of these changes. Further, the reliability of our financial statements may be questioned and our share price may suffer. Any of these outcomes could materially and adversely affect our business and your investment in our ordinary shares.

It may be difficult to enforce a judgment of a U.S. court against us and/or our officers and directors in Israel or the United States, assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Certain of our directors or officers are not residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the

COGNYTE SOFTWARE LTD.
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

From time to time, activist investors may take and have taken a position in our shares. These activist investors may disagree with decisions we have made or may believe that alternative strategies or personnel, either at a management level or at a board level, would produce higher returns. Such activists may or may not be aligned with the views of our other shareholders, may be focused on short-term outcomes, or may be focused on building their reputation in the market. These activists may not have a full understanding of our business and markets and the alternative personnel they may propose may also not have the qualifications or experience necessary to lead the company.

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

COGNYTE SOFTWARE LTD.
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

We are domiciled in Israel and our registered office is currently located at 33 Maskit, Herzliya Pituach, 4673333, Israel, which also currently serves as our principal executive offices, and our telephone number is +972-9-962-2323.

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

General Development of Business

Our business has grown significantly over the past three decades through a combination of organic growth and small acquisitions, primarily technology tuck-ins. We have also expanded our geographical footprint. As we have grown, we have expanded our solutions portfolio from an initial focus on products for lawful communications interception to a provider of investigative analytics software that empowers a variety of government and other organizations with Actionable Intelligence® to accelerate and conduct investigations and derive insights with which they successfully identify, neutralize, and tackle threats to national security and address different forms of criminal and terror activities.

Principal Capital Expenditures

Our capital expenditures amounted to $9.1 million, $11.7 million and $17.8 million during the fiscal years ended January 31, 2024, 2023 and 2022, respectively, primarily consisting of expenditures related to capitalized software development costs, internal-use software and development costs and lab equipment.

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

4.B. BUSINESS OVERVIEW

Overview

We are a global leader in investigative analytics software that empowers a variety of government and other organizations with Actionable Intelligence for a Safer World™. Our open interface software is designed to help customers accelerate and improve the effectiveness of investigations and decision-making. Hundreds of customers rely on our solutions to accelerate and conduct investigations and derive insights with which they identify, neutralize, and tackle threats to national security and address different forms of criminal and terror activities.

Demand Trends

COGNYTE SOFTWARE LTD.

We believe that the following trends are driving demand for our solutions:

•Security Threats are Becoming More Difficult to Detect and Mitigate. Organizations face a variety of security challenges, including threats from well-organized, well-funded entities. These threats are becoming increasingly more difficult to detect as bad actors take advantage of the latest technologies to avoid exposure. The ability to rapidly conduct investigations to detect and mitigate threats is critical to organizations. Advanced investigative analytics software can help organizations accelerate their investigations to detect and mitigate highly sophisticated threats quickly and effectively. As a result, there is ongoing market demand, from many organizations around the world, for such advanced software.

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

•Organizations Are Increasingly Adopting Open Interface Software. Historically, organizations have built proprietary solutions with the help of integrators and internal development resources. Such solutions have historically been limited in their ability to keep pace with the rapid evolution of technology. As a result of rapid technology changes, many organizations are looking to replace proprietary solutions with open interface software that can be easily integrated into their environments and frequently updated with the latest analytics and artificial intelligence (AI) technologies.

Our Strategy

We believe our technology and domain expertise position us to capitalize on the demand for investigative analytics solutions and, as such, our strategy is to:

•Empower Organizations with Broad Analytics Solutions to Address Ever-Growing and Changing Challenges. Our three decades of investigative analytics software market leadership and experience serving hundreds of customers in more than 100 countries, enable us to bring unique know-how and expertise to the development of our investigative analytics platform and solutions. Today, our platform and solutions address a wide spectrum of investigative needs to address ever-evolving threats and challenges faced by organizations and our strategy is to further enhance our platform and solutions to address new use cases, and to enhance our artificial intelligence capabilities, all with the aim of further empowering our customers with actionable intelligence to help them optimize and improve the investigation process, speed and results. We have set out below examples of how our solutions are used by customers to investigate cyber threats, drug trafficking, financial crime, fraud, organized crime, and terror activities.

•Expand Existing Customers’ Adoption of Our Open Interface Software. Our open interface software strategy enables our customers to address many use cases. With our open interface software, our customers can deploy the capabilities they need based on their priorities and add more of our solutions and other capabilities over time. With our open interface software, our customers benefit from the rapid technological updates made to our software as well as third party solutions that may enhance our offerings. We can benefit from increased open interface software adoption through repeat business and the ability to grow revenue from our existing customer base. We will continue to encourage our customers and system integrator partners to leverage our open interface software and provide them with frequent updates applying the latest innovative technologies to drive broader adoption of our solutions.

•Expand Across New Government Organizations. Our leadership position in investigative analytics and our solutions’ ability to address a wide range of security and civil use cases provide us with the opportunity to win new government customers in existing and new regions . Many government customers have built proprietary systems. Our strategy is to augment or replace such systems, providing customers with more agile responses to their evolving challenges.

Our Technology

The volume and complexity of data in today’s world can be overwhelming to governmental and other organizations and impact their ability to leverage data available to them to conduct investigations effectively. Advanced big data technology, connectors to a multitude of data sources, AI and analytics technology have become a necessity for these organizations when looking to generate actionable insights as part of their multi data source investigations.

COGNYTE SOFTWARE LTD.

Modern investigations require analysts, investigators and data scientists to parse through large amounts of data in order to extract insights, evidence and leads. This data is both structured and unstructured and typically resides in many organizational silos. Our open-interface, modular and scalable analytics platform helps customers capture data from multiple sources, fuses such data and generates analytics by applying AI technology, thereby creating a holistic investigation picture. Our analytics platform equips organizations with answers to varied investigative questions.

Our analytics platform:

•helps customers to capture, fuse and enrich large-scale and varied data sets to present a clear, logical and cohesive picture of, among other things, people, places, organizations and events;

•easily integrates with customers’ and third-parties’ data sources to enable fusion of such data to generate analytics and valuable insights;

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

•Artificial Intelligence and Machine Learning Models. AI including GenAI models to execute automated machine learning algorithms and to find new patterns in massive amounts of data. Our technology also offers the flexibility to develop customer specific machine learning (“ML”) models using the platform’s AI framework, which can then be tuned based on the aggregated data.

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

•Governance. Governance functionality to monitor and manage data availability, security, usability and integrity, thereby leveraging advanced technology to control privacy, audit, monitoring and access control.

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

COGNYTE SOFTWARE LTD.

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

Our modular platform allows our customers and system integrator partners to deploy the capabilities they need based on their priorities and add more of our solutions and other capabilities over time.

We offer a broad set of solutions that can be described along the following categories (presented by alphabetical order):

•Decision Intelligence Analytics - Our decision intelligence platform uses advanced analytics and AI, including machine learning technologies, along with data fusion, data visualization and investigation tools, to empower analysts to make faster and more accurate decisions. This technology provides our customers with a holistic, clear view of their data, and delivers actionable insights that would be virtually impossible to obtain through legacy tools or manual analysis.

•Network Intelligence Analytics - Our analytics software helps security organizations generate critical predictive and real-time insights from large amounts of structured data fused from a wide range of communication network sources leveraging advanced analytics, AI, machine learning and automation technologies.

•Operational Intelligence Analytics - Our Operational Intelligence Analytics software and solutions help field security units carry out operational missions and generate real-time or near real-time insights to support and ensure successful completion of security missions.

•Open Source and Threat Intelligence Analytics – We provide governments’ and enterprises’ security organizations and investigative teams with analytics and threat detection software that covers all layers of the constantly evolving global sources, leveraging AI and machine learning to deliver actionable insights from huge volumes of data. Investigators and SOC teams can uncover critical and near real-time insights by fusing data from multiple sources to rapidly detect developing threats.

Our customers use our solutions to help address a broad range of investigative requirements. The examples below (in alphabetical order) illustrate certain use cases that we help our customers address with our technology:

Cyber Threats

Governments are fighting a battle on many fronts as bad actors use the cyber domain across borders.

Our solutions enable governmental organizations to gather mass amounts of data to analyze and enrich the data, filter out irrelevant data (“noise”) and reach actionable insights. Our solutions provide our customers with the ability to identify suspicious indicators based on network data analysis, perform advanced monitoring and automatically flag suspicious behavior and patterns in order to identify attacks before they can do serious damage.

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

Financial Crime

COGNYTE SOFTWARE LTD.
The strategies employed by criminals and terrorists are constantly evolving. They employ new techniques and technologies to commit crimes and stay one step ahead of law enforcement and security organizations. Blockchain, as an example, has presented a valuable opportunity for dark actors to make countless types of anonymous cryptocurrency transactions, including money laundering and terror funding.

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

Our solutions accelerate data-driven decision making by providing analysts with a cohesive view of all available data and democratizing the power of AI. This aims to enable them to reach previously unattainable insights, and rapidly assess risks, conduct investigations, mitigate threats, boost revenue collection, and optimize resources across multiple disciplines and use cases.

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

Market Description and Opportunity

We generate the substantial majority of our revenue from contracts with government agencies around the world, and we expect that government contracts will continue to be the most significant source of our revenue for the foreseeable future. We believe there is a significant market for solutions like ours, and, considering the increased security threats, the growing volume of data and increased sophistication of bad actors, we believe the need for and the demand for solutions like ours will continue to grow.

Sales

COGNYTE SOFTWARE LTD.
We sell globally and organize our sales force primarily in geographical teams across territories. Mostly, each regional team is responsible for both direct sales and the partner network in that territory, including sales to existing customers and adding new customers. In the years ended January 31, 2024, 2023 and 2022, respectively, we derived approximately 17%, 20% and 17% of our revenue from sales to end users located in the Americas region. In the years ended January 31, 2024, 2023 and 2022, respectively, we derived approximately 55%, 43% and 39% of our revenue from sales to end users located in the EMEA region. In the years ended January 31, 2024, 2023 and 2022, respectively, we derived approximately 28%, 37% and 44% of our revenue from sales to end users located in the Asia-Pacific (“APAC”) region.

Winning large contracts often requires a longer, high-touch sales process that may include responding to a Request for Proposal and/or delivering a Proof of Concept. We believe that our ability to demonstrate to customers the value that can be created with our differentiated solutions is critical to winning large contracts.

The majority of our orders are generated from existing customers expanding their usage of Cognyte solutions they have already deployed or the purchase of new solutions from our portfolio to be deployed in other areas of their operations. Revenue recognized from existing customers was approximately 96% for the year ended January 31, 2024 and approximately 97% and 96% for each of the years ended January 31, 2023 and 2022 respectively, with the remainder of our revenue attributable to new customers. Our sales force provides customers with regular updates on new solutions and assists them in evaluating the benefits of such solutions to address security and other challenges. In many cases, a new order from an existing customer will include both an expansion as well as the addition of new solutions.

Initial orders from new customers are often small, and over time, as the customer develops trust in our partnership, they expand with larger follow-on orders.

Our government contracts may be subject to renegotiation or termination at the discretion of a government customer under certain conditions because of the unique nature of the terms and conditions associated with government contracts generally. Some of our government customers require us to have security credentials or engage an integrator or other customer approved legal entity. See “Item 3. Key Information—3.D. Risk Factors—Risks Associated with Macroeconomic and Global Conditions” for a more detailed discussion of certain sales and distribution risks that we face.

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

Integration Services

We offer system integration services to integrate our solutions with the customer’s environment, software customization, and the purchase and deployment of third-party hardware components.

We also certify system integrator partners to enable them to sell or deliver system integration services. This provides customers with more choices and is consistent with our open solution strategy.

Seasonality

Our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations due to certain purchasing patterns of some of our customers. Typically, our revenue and operating income are highest in the fourth quarter.

COGNYTE SOFTWARE LTD.
Moreover, in some years, revenue and operating income in the first quarter of a new year may be lower than in the fourth quarter of the preceding year, potentially by a significant margin. In addition, we generally receive a higher volume of orders in the last month of a quarter, with orders concentrated in the latter part of that month. While seasonal factors such as these are common in the software industry, this pattern should not be considered a reliable indicator of our future revenue or financial performance. Many other factors, including general economic conditions, also have an impact on our business and financial results. See “Item 3. Key Information—3.D. Risk Factors” for a more detailed discussion of factors which may affect our business and financial results.

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

Our development team includes highly qualified software engineers, product managers, data scientists, and architects. As of the year ended January 31, 2024 we employed approximately 761 people in product and R&D roles globally, primarily in Israel, Bulgaria, Cyprus, Romania and Brazil. See “Item 3. Key Information—3.D. Risk Factors—Market and Strategy Risks— If we cannot retain and recruit qualified personnel, our ability to operate and grow our business may be impaired.”

Our approach to R&D focuses on technological breakthroughs, as well as incrementally enhancing the functionality of our existing solutions and providing customers with frequent software updates.

The majority of our products are developed internally. In some cases, we also acquire or license technologies, products and applications from third parties based on timing and cost considerations. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Operations.”

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

Patents

As of January 31, 2024, we had approximately 300 patents and patent applications worldwide. We regularly review new areas of technology related to our businesses to determine whether they can and should be patented. We periodically review our patents portfolio and may from time to time, decide to forgo patent protection with respect to certain patents, including for reasons of cost savings and to align with our overall IP protection strategy.

Licenses

Under our customer agreements, we provide our customers with the right to use our proprietary software in exchange for a fee. Under our partner license agreements, we normally provide our partners with the right to re-sell the right to use our proprietary software to designated customers in exchange for a fee. Our customer and partner license agreements prohibit the unauthorized use, copying and reverse engineering of our software technology and contain customer restrictions and confidentiality terms. These agreements generally warrant that the software and proprietary hardware, as applicable, will materially comply with written documentation and assert that we own or have sufficient rights in the software we sell and distribute and have not violated the intellectual property rights of others.

We license our products in a format that does not permit users to change the software code. See “Item 3. Key Information—3.D. Risk Factors—Intellectual Property Risks” for more detail.

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

See “Item 3. Key Information—3.D. Risk Factors—Intellectual Property Risks” in this Form 20-F for a more detailed discussion regarding the risks associated with the protection of our intellectual property.

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

Our global and regional large security competitors include, among others, BAE, DataWalk, Elbit, IAI, L3/Harris, Palantir, Rohde Schwarz and Thales. Our point solution competitors include, among others, Cellxion, JSI, Octasic and SS8. Our market is competitive with a fragmented set of competitors. We typically see vendors that only compete with us in a certain geography, use case or point solution.

When facing competition from our customers’ own information technology departments, we differentiate our solutions based on deep domain expertise based on three decades of serving our customers and their changing needs, successful track record in operational deployments, and our significant R&D investment over many years and quicker software and technology updates, including our unique ability to provide value using our innovative AI. In some cases, customers are looking for specific customizations and the open and modular nature of our solutions enables the customer (or their system integrator of choice) to add such customizations to our solutions.

Over the years, we have established a unique investigative analytics expertise and a strong brand reputation which has enabled us to expand within our existing customer base and win competitive deals with new customers.

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

Israeli Security-Related Regulations and Requirements

The Israeli Defense Entities Law (Protection of Defense Interests)—2006 provides for certain restrictions on the operations of, investments in, or transfers of control of any entity that is determined to be an Israeli “defense entity” under the terms of the law. Designation as a “defense entity” may potentially occur through an order that may be issued jointly by the Israeli Prime Minister, Minister of Defense and Minister of Economy. No such order has been issued for Cognyte, nor are we aware that any is planned; however, based on the nature of our business, such an order could be issued in the future.

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

Anti-Corruption, Anti-Money-Laundering and Sanctions

We are subject to laws and regulations of the jurisdictions in which we operate or conduct business, including Israel, the United States, and the European Union, that govern or restrict our business and activities in certain countries and with certain persons, including the economic sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, and the export control laws administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. State Department’s Directorate of Defense Trade Controls. Additionally, we are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws imposed by governments around the world with jurisdiction over our operations, which may include, among others, the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 1977, the Israeli Prohibition on Money Laundering Law–2000 and other applicable laws in the jurisdictions in which we operate. See “Risk Factors—Regulatory Risks—Our failure to comply with the anti-corruption, trade compliance, anti-money-laundering and terror finance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.”

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

COGNYTE SOFTWARE LTD.
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

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

The Investment Law provides certain incentives for capital investments in production facilities (or other eligible assets). Pursuant to the 2005 amendment of the Investment Law (the “2005 Amendment”), tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force, but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the amendment of the Investment Law made effective as of January 2011 (the “2011 Amendment”) introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The amendment of the Investment Law made effective as of 2017 (the “2017Amendment”) introduced new benefits for Technological Enterprises (as defined in the 2017 Amendment), alongside the existing tax benefits.

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

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Beneficial Enterprise depend on, among other things, the geographic location in Israel of the Beneficial Enterprise. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on income that is not distributed to the shareholders as a dividend for a period of between two to ten years (and under certain conditions for additional period), depending on the geographic location of the Beneficial Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the percentage of non-Israeli ownership and investment in the company each year. A company qualifying for tax benefits under the 2005 Amendment that pays a dividend out of income

COGNYTE SOFTWARE LTD.
derived by its Beneficial Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or a lower rate depending on the percentage of non-Israeli shareholding. Dividends paid out of income attributed to a Beneficial Enterprise are generally subject to withholding tax at source at the rate of 15% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA, allowing for a reduced tax rate) or a lower rate as may be applicable according to the relevant tax treaty (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate) during the benefits period and actually paid at any time up to 12 years thereafter (except with respect to a Foreign Investor’s Company, in which case the 12-year limit does not apply).

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

COGNYTE SOFTWARE LTD.
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

Internal Oversight

Our solutions are designed for use, primarily by government agencies, as investigative analytics tools aimed at driving actionable intelligence for a Safer World™. Accordingly, our solutions are sold to aid government agencies in preventing and investigating crime and terror.

As part of our business processes, we apply a set of internal compliance policies, guidelines and oversight measures that are aimed to support our goal of having our solutions used solely in a manner that serves their intended purpose and to mitigate the risk of any misuse. We and our board periodically evaluate such policies, guidelines and measures.

As part of such internal compliance policies, guidelines and oversight measures, sale opportunities are reviewed by a dedicated Trade Compliance team that assesses various factors, including whether any sanctions are applied with respect to the customer or the relevant country, and assesses the nature of any regulatory requirements, the contractual arrangements with the customer, and the risk of the use of our solutions in a manner contrary to the purpose for which such solutions were developed. The assessment process and the level of review are based on the characteristics of the opportunity in question. In accordance with our internal guidelines, findings of the Trade Compliance team are presented to senior executive officers tasked with such role, who in turn from time to time,also consult with and report to board members. In the past, we have forgone sales opportunities where we assessed that there is a risk of our solutions being used in a manner inconsistent with the intended goal for which such solutions were developed. In the future, we may also forgo sale opportunities based on similar assessments.

In addition, pursuant to our contracts, customers undertake to use our solutions solely for their intended purpose and, under certain circumstances, we maintain our right to cease providing services or support should it come to our attention that our solutions have been employed in a manner that deviates from our licensing terms.

4.C. ORGANIZATIONAL STRUCTURE

Organizational Structure

The legal name of our company is Cognyte Software Ltd. and we are incorporated under the laws of the State of Israel.

COGNYTE SOFTWARE LTD.

Significant Subsidiaries

Below is a list of subsidiaries that have total assets exceeding 10% of our combined assets, or revenues in excess of 10% of our combined sales:

Name	Country of Incorporation	% of Equity Interest
Cognyte Technologies Israel Ltd.	Israel	100
SYBORG Informationssysteme b.h. OHG	Germany	100
UTX Technologies Limited	Cyprus	100

4.D. PROPERTY, PLANTS AND EQUIPMENT

Our corporate headquarters is located in Israel. The principal office for our international operations, which is also our registered office, is located in Israel.

We believe that our facilities have adequate capacity for our short and medium-term needs and that, should it be needed, suitable additional space will be available to accommodate any expansion of our operations.

Major Facilities

The following table sets forth our most significant facilities as of January 31, 2024:

Location	Size of Site (in square feet)	Held	Lease Term	Major Activity
Herzliya, Israel (1)	175,645	Leased	2033	Research and development, sales, marketing and support services
Limassol, Cyprus	43,658	Leased	2026	Research and development and support services
Borovo, Bulgaria	19,880	Leased	2029	Research and development
Florianopolis, Brazil	21,453	Leased	2024	Research and development, sales and support services
Bucharest, Romania (2)	11,812	Leased	2024	Research and development

(1) During the year ended January 31, 2024 there was a modification to our lease agreement. Effective of July 2024, the leased space will be reduced to 119,050 square feet.

(2) During the year ended January 31, 2024 we signed a new lease agreement in Romania for our research and development center. The lease will be effective as of July 2024, the leased space will be 17,168 square feet.

We believe that we have satisfactory title to our plants and facilities in accordance with standards generally accepted in our industry. We believe that all of our production facilities are in good operating condition. As of January 31, 2024, the combined net book value of our property, plant and equipment was $24.4 million.

4.E. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. OPERATING RESULTS

This operating and financial review should be read together with the section “Item 4, Information on the Company—4.B. Business Overview” and our consolidated financial statements and the related notes to those statements included elsewhere in

COGNYTE SOFTWARE LTD.
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

Background and Recent Developments

Separation from Verint

On February 1, 2021 we completed our spin-off from Verint and the related distribution. As a result, we have transitioned to an independent, publicly traded company.

Cognyte incurred separation benefits (costs) of approximately $0.9 million, $(0.3) million and $(11.6) million during the fiscal years ending January 31, 2024, 2023 and 2022, respectively. These costs and benefits include developing stand-alone information systems and related information technology costs, third-party advisory, consulting, legal and professional services, as well as other costs that are incremental and one-time in nature that are related to the spin-off. The majority of these costs were financed through ongoing operations and existing cash, cash equivalents and short-term investments.

Conflicts in Israel

We are headquartered, and have significant operations, in Israel. As such, the ongoing war between Israel and Hamas along with other terror organizations in the region, which was launched after Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip on October 7, 2023, as well as any potential escalation of the hostilities with such terror organizations, may have an adverse effect on our operations and our ability to market and sell our solutions to certain governments. The intensity and duration of Israel’s current war against Hamas and military actions involving other terrorist organizations are difficult to predict, and we are continuing to monitor the situation and assessing its potential impact on our business. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Location of Our Headquarters in Israel”.

War in Europe

The ongoing Russia-Ukraine conflict has led to and could continue to create market disruptions, including significant volatility in commodity prices, uncertainty in credit and capital markets, restrictions on international trade as a result of export restrictions, sanctions, and currency control measures, as well as supply chain interruptions. In addition, Russia’s military actions against Ukraine have led to an unprecedented, coordinated expansion of export restrictions and sanctions imposed by the United States, the European Union, the United Kingdom, and numerous other countries against Russia and Belarus. Furthermore, Russian authorities have imposed significant currency control measures, other sanctions and imposed other economic and financial restrictions. Further sanctions and export restrictions could negatively impact the global economy and financial markets and could adversely affect our business.

We are continuing to monitor the situation and assessing its potential impact on our business. While we do not trade with any Russian or Belarusian governmental agencies or with any of the entities which are the target of sanctions, any of the above-mentioned factors could adversely affect our business, prospects, financial condition, and operating results and/or exacerbate other risks highlighted in this Annual Report. The extent and duration of the military action, sanctions and resulting market disruptions are currently impossible to predict but could be substantial. Additionally, disruptive impacts of the conflict on other countries in Eastern Europe, including Bulgaria and Romania, where we have operations and facilities, could be prolonged, which may require us to reevaluate our operations there and/or otherwise harm our business. In addition, in response to the armed conflicts, governments may allocate budgets to military or other immediate needs, at the expense of our solutions.

The SIS Divestiture

In December 2022, as part of our ongoing strategic plan to simplify and focus the Company on fewer agendas, we sold our Situational Intelligence Solutions (SIS) business.

Demand Trends

We believe our technology and domain expertise position us to capitalize on the demand for investigative analytics solutions and, as such, our strategy is to:

COGNYTE SOFTWARE LTD.
•Empower Organizations with Broad Analytics Solutions to Address Ever-Growing and Changing Challenges. Our three decades of investigative analytics software market leadership and experience serving hundreds of customers in more than 100 countries, enable us to bring unique know-how and expertise to the development of our investigative analytics platform and solutions. Today, our platform and solutions address a wide spectrum of investigative needs to address ever-evolving threats and challenges faced by organizations and our strategy is to further enhance our platform and solutions to address new use cases, and to enhance our artificial intelligence capabilities, all with the aim of further empowering our customers with actionable intelligence to help them optimize and improve the investigation process, speed and results. We have set out below examples of how our solutions are used by customers to investigate cyber threats, drug trafficking, financial crime, fraud, organized crime, and terror activities.

•Expand Existing Customers’ Adoption of Our Open Interface Software. Our open interface software strategy enables our customers to address many use cases. With our open interface software, our customers can deploy the capabilities they need based on their priorities and add more of our solutions and other capabilities over time. With our open interface software, our customers benefit from the rapid technological updates made to our software as well as third party solutions that may enhance our offerings. We can benefit from increased open interface software adoption through repeat business and the ability to grow revenue from our existing customer base. We will continue to encourage our customers and system integrator partners to leverage our open interface software and provide them with frequent updates applying the latest innovative technologies to drive broader adoption of our solutions.

•Expand Across New Government Organizations. Our leadership position in investigative analytics and our solutions’ ability to address a wide range of security and civil use cases provide us with the opportunity to win new government customers in existing and new regions . Many government customers have built proprietary systems. Our strategy is to augment or replace such systems, providing customers with more agile responses to their evolving challenges.

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

COGNYTE SOFTWARE LTD.
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

Our products are generally not sold with a right of return and credits have been minimal in both amount and frequency. Shipping and handling activities that are typically bundled in the total sale price billed to customers and occur after control over a product has transferred to a customer are accounted for as fulfillment costs and are included in cost of revenue. Historically, these expenses have not been material.

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

In testing for goodwill impairment, we may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount. If we elect to bypass a qualitative assessment, or if our qualitative assessment indicates that goodwill impairment is more likely than not, we perform quantitative impairment testing. If our quantitative testing determines that the carrying value of our reporting unit exceeds its fair value, goodwill impairment is recognized in an amount equal to that excess, limited to the total goodwill allocated to the reporting unit. There was no impairment of goodwill recorded for the years ended January 31, 2024, 2023 and 2022 as the fair value substantially exceeded the carrying amount of the reporting unit for each of these years.

For all of our goodwill impairment reviews, the assumptions and estimates used in the process are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy or our internal forecasts. Although we believe the assumptions,

COGNYTE SOFTWARE LTD.
judgments, and estimates we have used in our assessments are reasonable and appropriate, a material change in any of our assumptions or external factors could lead to future goodwill impairment charges.

Fiscal year end 2024 Impairment Testing

Management performed its annual goodwill testing as of January 31, 2024. Cognyte’s management elected to utilize a qualitative assessment and determined that it is more likely than not that the fair value of our reporting unit is higher than its carrying amount. Based on this qualitative assessment, no indicators of impairment were identified.

Fiscal year end 2023 Impairment Testing

Management performed its annual goodwill testing as of January 31, 2023. Cognyte elected to bypass the qualitative analysis for the reporting unit goodwill. See additional discussion in the "Reporting Unit Impairment Analysis" section below.

Reporting Unit Impairment Analysis for the fiscal year ended 2023

In conjunction with Cognyte’s annual goodwill impairment testing as of January 31, 2023, management performed a quantitative impairment analysis of the reporting unit that holds goodwill. The decision to bypass the optional qualitative impairment assessment and proceed directly to a quantitative impairment analysis was primarily based on the significantly low market value of our stock price on Nasdaq.

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

Based on the quantitative impairment analysis, management concluded the goodwill was not impaired. The estimated fair values of the reporting unit exceeded the carrying amount by $84.0 million. The fair value of the reporting unit goodwill at the January 31, 2023 testing date was $305 million.

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

The valuation model used by management in the impairment testing assumes revenue growth and profitability improvement, including execution of its long-term growth strategy. If Cognyte will fail to achieve the financial projections, an impairment of the reporting unit goodwill could occur in the future. Management performed sensitivity analyses on the impairment models used to test the reporting unit goodwill. In doing so, management determined that individual changes of a 20% decrease in the compound annual growth rate for EBITDA or a 490 basis-point increase in the discount rate used in the discounted cash flow model resulted in the estimated fair value of the reporting unit to be below its carrying value, which would result in impairment.

Management’s Use of Estimates and Assumptions

Management made its estimates based on information available as of the date of our assessments, using assumptions we believe market participants would use in performing an independent valuation of the business. It is possible that Cognyte’s conclusions regarding impairment of goodwill could change in future periods. There can be no assurance that the estimates and assumptions used in our goodwill impairment testing will prove to be accurate predictions of the future, if, for example, (i) the businesses do

COGNYTE SOFTWARE LTD.
not perform as projected, (ii) overall economic conditions in Fiscal year end 2024 or future years vary from current assumptions (including changes in discount rates), (iii) business conditions or strategies change from current assumptions, including loss of major customers, or (iv) enterprise values of comparable publicly traded companies, or actual sales transactions of comparable companies, were to decline, resulting in lower multiples of revenues and EBITDA.

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

Components of Results of Operations

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Our financial results, which are reported in U.S. dollars, are affected by changes in foreign currency. Most of our revenue and expenses, primarily labor expenses, are denominated in U.S. dollars, New Israeli Shekels, Singapore dollars and Euros. Additionally, certain assets, especially cash, trade receivables and other accounts receivables, as well as part of our liabilities are denominated in U.S. dollars, New Israeli Shekels, Euros and Singapore dollars. As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition. The U.S. dollar cost of our operations in Israel may be adversely affected by the appreciation of the New Israeli Shekel against the U.S. dollar. In addition, the value of our non-U.S. dollar revenue could be adversely affected by the depreciation of the U.S. dollar against Singapore dollars and Euros.

Conditions in Israel

We are incorporated under the laws of, and our principal executive offices and research and development facilities are located in, the State of Israel. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Location of Our Headquarters in Israel” for a description of governmental, economic, fiscal, monetary and political policies or factors that have materially affected or could materially affect our operations.

Results of Operations

The following discussion includes a comparison of our results of operations and liquidity and capital resources for the years ended January 31, 2024 and 2023. A discussion regarding our financial condition and results of operations for the year ended

COGNYTE SOFTWARE LTD.
January 31, 2023 compared to the year ended January 31, 2022 can be found under Item 5 in our Annual Report on Form 20-F for the fiscal year ended January 31, 2023, filed with the SEC on April 11, 2023, which is hereby incorporated by reference herein and considered part of this Annual Report on Form 20-F only to the extent referenced and is available free of charge on the SEC’s website at www.sec.gov and our website at www.cognyte.com/investors.

Overview of Operating Results

The following table sets forth a summary of certain key financial information for the years ended January 31, 2024, 2023, and 2022:

	Year Ended January 31,
(in thousands)	2024	2023	2022
Revenue	$313,404	$312,062	$474,042
Operating (loss) income	$(18,054)	$(103,323)	$10,961
Net loss attributable to Cognyte Software Ltd.	$(15,570)	$(114,132)	$(14,890)

Our historical operational results prior to the fiscal year ended January 31, 2024 are including our divested SIS results of operation, which has a significant impact on our year over year fluctuation analysis. Our revenue increased approximately $1.3 million, or 0.4%, from $312.1 million in the year ended January 31, 2023 to $313.4 million in the year ended January 31, 2024. The increase consisted of a $15.3 million increase in software revenue, a $10.7 million decrease in software service revenue and a $3.2 million decrease in professional service and other revenue. For additional details on our revenue, see “—Software Revenue, Software Service Revenue, and Professional Service and Other Revenue.” Revenue from end users located in the Americas, EMEA and APAC represented approximately 17%, 55% and 28% of our total revenue, respectively, in the year ended January 31, 2024, compared to approximately 20%, 43% and 37%, respectively, in the year ended January 31, 2023.

Operating loss was $18.1 million in the year ended January 31, 2024 compared to operating loss of $103.3 million in the year ended January 31, 2023. This decrease in operating loss was due to $23.3 million increase in gross profit and $62 million decrease in operating expenses, which primarily consisted of a $28.6 million decrease in selling, general and administrative expenses, a $33.0 million decrease in net research and development expenses, and a $0.4 million decrease in amortization of other acquired intangible assets.

Net loss attributable to Cognyte was $15.6 million in the year ended January 31, 2024, compared to net loss attributable to Cognyte of $114.1 million in the year ended January 31, 2023. The decrease in net loss attributable to Cognyte in the year ended January 31, 2024 was primarily due to a $85.3 million increase in operating income, as described above,a $14.6 million decrease in our provision for income taxes, partially offset by a $1.5 million decrease in total other income, net, and a $0.3 million decrease in net income attributable to our noncontrolling interests.

A portion of our business is conducted in currencies other than the U.S. dollar, and therefore our revenue and operating expenses are affected by fluctuations in applicable foreign currency exchange rates. When comparing average exchange rates for the year ended January 31, 2024 to average exchange rates for the year ended January 31, 2023, the U.S. dollar strengthened relative to the New Israeli Shekel and weakened relative to the Euro and the Singapore dollar, resulting in an overall increase in our revenue, a decrease in operating expenses and an increase in operating income on a U.S. dollar-denominated basis. For the year ended January 31, 2024, had foreign exchange rates remained unchanged from rates in effect for the year ended January 31, 2023, our revenue would have been approximately $2.8 million lower, and the unhedged operating expenses on a combined basis would have been approximately $0.7 million higher, which would have resulted in an $3.5 million decrease in operating income.

As of January 31, 2024, we employed approximately 1,600 professionals, including part-time employees and certain contractors, compared to approximately 1,650 as of January 31, 2023.

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

COGNYTE SOFTWARE LTD.
The following table sets forth revenue for the years ended January 31, 2024, 2023, and 2022:

	Year Ended January 31,			% Change
(in thousands)	2024	2023	2022	2024-2023	2023-2022
Software	$113,541	$98,288	$209,988	16%	(53)%
Software service	165,027	175,690	201,563	(6)%	(13)%
Professional service and other	34,836	38,084	62,491	(9)%	(39)%
Total revenue	$313,404	$312,062	$474,042	—%	(34)%

Software Revenue

Software revenue increased approximately $15.3 million, or 16%, from $98.3 million for the year ended January 31, 2023 to $113.5 million for the year ended January 31, 2024, primarily due to an increase in appliance deliveries in the amount of $22.7 million partially offset by $7.4 million decrease related to the SIS divestiture.

Software Service Revenue

Software service revenue decreased approximately $10.7 million, or 6%, from $175.7 million for the year ended January 31, 2023 to $165.0 million for the year ended January 31, 2024, primarily resulting from $17.3 million decrease related to the SIS divestiture which was partially offset by $6.6 million increase in support and subscription services.

Professional Service and Other Revenue

Professional service and other revenue decreased approximately $3.2 million, or 9%, from $38.1 million for the year ended January 31, 2023 to $34.8 million for the year ended January 31, 2024. The decrease was primarily due to $5.4 million related to the SIS divestiture and $1.3 million in third-party hardware reselling activity mainly offset by $3.4 million increase in deployment services aligned with our software revenue growth.

Cost of Revenue

The following table sets forth cost of revenue by software, software service and professional service and other, as well as amortization of acquired technology for the years ended January 31, 2024, 2023, and 2022:

	Year Ended January 31,			% Change
(in thousands)	2024	2023	2022	2024-2023	2023-2022
Cost of software revenue	$18,919	$19,975	$28,955	(5)%	(31)%
Cost of software service revenue	43,305	48,400	46,413	(11)%	4%
Cost of professional service and other revenue	35,776	50,941	56,349	(30)%	(10)%
Amortization of acquired technology	—	619	682	(100)%	(9)%
Total cost of revenue	$98,000	$119,935	$132,399	(18)%	(9)%

Cost of Software Revenue

Cost of software revenue decreased approximately $1.0 million, or 5%, from $20.0 million for the year ended January 31, 2023 to $18.9 million for the year ended January 31, 2024, primarily due to a $6.1 million decrease mainly related to the SIS divestiture, software amortization and other costs offset by a $5.0 million increase in cost of appliance materials as a result of revenue increase as explained in Software Revenue. Software revenue gross margins increased from 80% in the year ended January 31, 2023 to 83% in the year ended January 31, 2024 mainly due to higher margin as a result of improved pricing and the cost of material.

Cost of Software Service Revenue

Cost of software service revenue decreased approximately $5.1 million, or 11%, from $48.4 million in the year ended January 31, 2023 to $43.3 million in the year ended January 31, 2024. The decrease was primarily due to $3.2 million in cost mainly related to the SIS divestiture and $1.9 million mainly due to third party cost optimization. Our software service gross margins increased from 72% in the year ended January 31, 2023 to 74% in the year ended January 31, 2024, mainly due to efficiency and cost reductions.

Cost of Professional Service and Other Revenue

COGNYTE SOFTWARE LTD.
Cost of professional service and other revenue decreased by approximately $15.2 million, or 30%, from $50.9 million in the year ended January 31, 2023 to $35.8 million in the year ended January 31, 2024. The decrease was primarily due to efficiency and cost saving efforts resulted from decreased personnel costs which included $5.3 million in deployment services costs and $4.2 million in product development costs. In addition, there was a $4.3 million decrease in cost related to the SIS divestiture as well as $1.4 million decrease is related to third-party hardware reselling. Our professional service and other gross margins increased from a negative (34)% in the year ended January 31, 2023 to a negative (3)% in the year ended January 31, 2024, primarily due to improved deployment efficiency reflected by decreased personnel costs and achieving higher revenues.

Amortization of Acquired Technology

All acquired technology was fully amortized during the year ended January 31, 2023.

Research and Development, Net

The following table sets forth research and development, net for the years ended January 31, 2024, 2023, and 2022:

	Year Ended January 31,			% Change
(in thousands)	2024	2023	2022	2024-2023	2023-2022
Research and development, net	$107,283	$140,324	$143,360	(24)%	(2)%

Research and development, net decreased approximately $33.0 million, or 24%, from $140.3 million in the year ended January 31, 2023 to $107.3 million in the year ended January 31, 2024. The decrease was primarily attributable to $21.2 million decrease in personnel costs, mainly due to the change in research and development roadmap focus, organization restructuring and cost saving initiatives. Additionally, there was a $9.1 million decrease related to the SIS business divestiture.

Selling, General and Administrative Expenses

The following table sets forth selling, general and administrative expenses for the years ended January 31, 2024, 2023, and 2022:

	Year Ended January 31,			% Change
(in thousands)	2024	2023	2022	2024-2023	2023-2022
Selling, general and administrative	$125,784	$154,347	$185,867	(19)%	(17)%

Selling, general and administrative expenses decreased approximately $28.6 million, or 19%, from $154.3 million in the year ended January 31, 2023 to $125.8 million in the year ended January 31, 2024. This decrease was primarily attributable to a $18.7 million decrease in personnel costs, mainly due to cost saving and organization restructuring as well as the SIS divestiture. Additionally, there was a $9.9 million decrease that was mainly related to $5.9 million facility, restructuring and separation expenses, travel, IT and consulting costs. This was partially offset by $1.9 million increase in agent commissions mainly due to changes in revenue regional mix.

Amortization of Other Acquired Intangible Assets

The following table sets forth amortization of other acquired intangible assets for the years ended January 31, 2024, 2023, and 2022:

	Year Ended January 31,			% Change
(in thousands)	2024	2023	2022	2024-2023	2023-2022
Amortization of other acquired intangible assets	$391	$779	$1,455	(50)%	(46)%

Amortization of other acquired intangible assets decreased approximately $0.4 million, or 50%, from $0.8 million in the year ended January 31, 2023 to $0.4 million in the year ended January 31, 2024. The decrease was attributable mainly to fully amortized technology- related intangible assets in the year ended January 31, 2023.

Other Income, Net

The following table sets forth total other income, net for the years ended January 31, 2024, 2023, and 2022:

COGNYTE SOFTWARE LTD.

	Year Ended January 31,			% Change
(in thousands)	2024	2023	2022	2024-2023	2023-2022
Interest income	$1,896	$774	$177	145%	337%
Interest expense	(16)	(1,597)	(196)	(99)%	715%
Other income (expense):
Gains on business divestiture	$4,768	$5,764	$—	(17)%	100%
Gains on investments, net	—	1,660	729	(100)%	128%
Foreign currency losses	(846)	(51)	(3,140)	1,558%	(98)%
(Losses) gains on derivatives	(330)	(426)	134	(22)%	(418)%
Other, net	(677)	204	(404)	(432)%	(150)%
Other income (expense), net	2,915	7,151	(2,681)	(59)%	(367)%
Total other income (expense), net	$4,795	$6,328	$(2,700)	(24)%	(334)%

Total other income, net, decreased by $1.5 million from income of $6.3 million in the year ended January 31, 2023 to $4.8 million income in the year ended January 31, 2024. This decrease was mainly due to a $1.7 million gain on investments recognized during 2023, a net increase in foreign currency losses of $0.8 million resulting from fluctuations in U.S. dollar relative to other foreign currencies, primarily including the New Israeli Shekel, Singapore dollar, Brazilian Real and Euro, a decrease of $1 million in gain recognized on the SIS business divestiture, and an additional decrease in other income of $0.9 million mainly resulting from higher commitment fees to the banks on the unutilized credit line. The decrease in other income is offset by a $1.6 million decrease in interest expenses due to unutilized credit facility during the year ended January 31, 2024, and an increase in interest income of $1.1 million due to higher interest rate on deposits.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the years ended January 31, 2024, 2023, and 2022:

	Year Ended January 31,			% Change
(in thousands)	2024	2023	2022	2024-2023	2023-2022
Provision for income taxes	$(1,614)	$12,956	$18,517	(112)%	(30)%

Our effective income tax rate was 12.2% for the year ended January 31, 2024, compared to an effective income tax rate of (13.4)% for the year ended January 31, 2023. For the year ended January 31, 2024, our change in effective income tax rate compared to the U.S. federal statutory income tax rate of 21.0% is primarily due to the release of $5.1 million of tax contingencies, $2.3 million increase in valuation allowances related to Israeli entities, $2.2 million of U.S tax effects of non-U.S. operations, $1.2 million of non-U.S. tax rate differential, and $1.0 million of stock-based compensation. During the fourth quarter of fiscal year January 31, 2024, the uncertain tax positions associated with Verint, as well as the corresponding indemnification asset, were reversed due to the expiration of the statute of limitations. The reverse which amounted to $4.7 million is reflected in the release of the tax contingencies for the year ended January 31, 2024.

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

Net income attributable to noncontrolling interest

The following table sets forth the net income attributable to noncontrolling interest for the years ended January 31, 2024, 2023, and 2022:

COGNYTE SOFTWARE LTD.

	Year Ended January 31,			% Change
(in thousands)	2024	2023	2022	2024-2023	2023-2022
Net income attributable to noncontrolling interest	$3,925	$4,181	$4,634	(6)%	(10)%

Total net income attributable to noncontrolling interest, decreased by $0.3 million from $4.2 million in the year ended January 31, 2023 to $3.9 million income in the year ended January 31, 2024. This decrease was mainly due to lower profit in the relevant joint venture.

5.B. LIQUIDITY AND CAPITAL RESOURCES

Overview

Our primary recurring source of cash is the collection of proceeds from the sale of products and services to our customers, including cash periodically collected in advance of delivery or performance.

Our primary recurring use of cash is payment of our operating costs, which consist primarily of employee-related expenses, such as compensation and benefits, as well as general operating expenses for material suppliers, travel, marketing, facilities, overhead costs, taxes and capital expenditure. Cash generated from operations, along with our existing cash, cash equivalents, and short-term investments, are our primary sources of operating liquidity.

On October 19, 2022, Cognyte announced that it has entered into an agreement to sell SIS to the Volaris group (“Volaris”) and the transaction closed on December 1, 2022. In consideration for the sale we received $42.4 million in cash at closing and an additional amount of $4.7 million was held back (recorded as Prepaid expenses and other current assets). An additional earn-out amount may be paid, subject to the SIS business meeting certain performance-based goals. The sale included equity interests, assets and liabilities attributable to the SIS business, for a total consideration of $47.1 million, plus a performance based earn-out, if and to the extent earned. The SIS sale resulted in a pre-tax gain on sale of $5.8 million, net of $4.7 million closing costs included in Other income (expenses), net in the consolidated statements of operations. The sale price was adjusted during the year ended January 31, 2024 based on changes in actual closing net working capital which resulted in an additional pre-tax gain of $4.8 million.

Based on past performance and current expectations, we believe that our cash, cash equivalents, short-term investments and cash generated from operations will be sufficient to meet anticipated operating costs, working capital needs, ordinary course capital expenditures, research and development spending, and other commitments for at least the next twelve months.

We have historically expanded our business in part by investing in strategic growth initiatives, including acquisitions of products, technologies, and businesses. We have used cash as consideration for all of our historical business acquisitions. There were no business acquisitions during the years ended January 31, 2024 and 2023.

Our off-balance sheet purchase obligations totaled approximately $28 million as of January 31, 2024. These obligations are associated with agreements for purchases of goods or services generally including agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transactions. Agreements to purchase goods or services that have cancellation provisions with no penalties are excluded from these purchase obligations.

In the normal course of business, we provide certain customers with financial performance guarantees, which are generally backed by bank guarantees and, in certain cases, by standby letters of credit. At January 31, 2024, we had approximately $50 million of outstanding bank guarantees and letters of credit relating primarily to these performance guarantees. In addition, the Company provided bank guarantees in the amount $3.6 million related to its offices in Israel and exports transaction towards the Israeli Chamber of Commerce.

We entered into two revolving credit facilities effective upon the completion of the spin-off, February 1, 2021, which were valid for three years until January 31, 2024 and provided for a total of up to $100 million in total borrowings. Based on the Company’s financial objectives, current cash balance and expected cash, we have extended our two revolving credit facilities effective as of December 31, 2023 and January 24, 2024, for an additional two years until January 2026 which provide for a total of up to $65.0 million in total borrowings. As of January 31, 2024 and 2023, we do not have any withdrawn funds from the revolving credit facilities. Interest rates on both facilities are based on Term SOFR plus a margin of 3.26% - 3.31%. Interest expenses related to our revolving credit facilities was $0 and $1.6 million for the years ended January 31, 2024 and 2023, respectively. In addition, we are required to pay a commitment fee with respect to unused credit under the credit facilities at a

COGNYTE SOFTWARE LTD.
rate of 0.75% per annum. The commitment fee incurred with respect to unused credit under the credit facilities was $0.7 million and $0.3 million for the year ended January 31, 2024 and 2023, respectively.

We continually examine our options with respect to terms and sources of existing and future short-term and long-term capital resources to enhance our operating results and to ensure that we retain financial flexibility.

Our consolidated balance sheet at January 31, 2024 included $5.8 million of non-current tax reserves, including interest and penalties of $1.2 million, net of related benefits for uncertain tax positions. We regularly assess the adequacy of our provisions for income tax contingencies. As a result, we may adjust the reserves for unrecognized tax benefits for the impact of new facts and developments, such as changes to interpretations of relevant tax law, assessments from taxing authorities, settlements with taxing authorities, and lapses of statutes of expiration. We believe that it is reasonably possible that the total amount of unrecognized tax benefits at January 31, 2024 could decrease by approximately $2.1 million in the next twelve months as a result of settlement of certain tax audits or lapses of statutes of limitation. Such decreases may involve the payment of additional taxes.

Our cash balances as of January 31, 2024 include cash and cash equivalents held by our consolidated subsidiaries, including a joint venture where our partner holds a non-controlling interest. The distribution of dividends to us by our consolidated subsidiaries may be subject to restrictions on the payment of dividends in the jurisdiction in which such subsidiaries are incorporated. In addition, the distribution of dividends by the foregoing joint venture is subject to the consent of our joint venture partner, and upon the distribution of any dividends by such joint venture, a portion of such dividend will be paid to the partner holding the non-controlling interest. See “Item 5.B. Liquidity and Capital Resources—Financing Activities” and our consolidated financial statements and the related notes to those statements included elsewhere in this Annual Report. Cash balances that are restricted pursuant to the terms of various agreements are classified as restricted cash and included in restricted cash and cash equivalents, and restricted bank time deposits, and other assets in our consolidated balance sheets. These restricted balances primarily represent deposits to secure bank guarantees in connection with customer sales contracts. The amounts of these deposits can vary depending upon the terms of the underlying contracts and were not available for general operating use. As of January 31, 2024 and 2023, we held $8.8 million and $4.6 million, respectively, of restricted cash, cash equivalents, and restricted bank time deposits (including long-term portions).

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

As of January 31, 2024, we did not have any off-balance sheet arrangements that we believe have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Cash Flow Activity for the Years Ended January 31, 2024 and 2023

The following table summarizes our total cash, cash equivalents, restricted cash, cash equivalents, and bank time deposits, and short-term investments, as of January 31, 2024 and 2023:

	January 31,
(in thousands)	2024	2023
Cash and cash equivalents	$74,477	$34,579
Restricted cash and cash equivalents, and restricted bank time deposits (excluding long term portions)	8,667	4,359
Short-term investments	—	17,507
Total cash, cash equivalents, restricted cash and cash equivalents, restricted bank time deposits, and short-term investments	$83,144	$56,445

A summary of the sources and uses of cash, cash equivalents, restricted cash and restricted cash equivalents for the years ended January 31, 2024, 2023, and 2022 is as follows:

COGNYTE SOFTWARE LTD.

	Year Ended January 31,
(in thousands)	2024	2023	2022
Net cash provided by (used in) operating activities	$34,561	$(36,987)	$2,630
Net cash provided by (used in) investing activities	9,358	20,127	(17,851)
Net cash (used in) provided by financing activities	(2,452)	(102,934)	58,743
Effect of foreign currency exchange rate changes on cash, cash equivalents, restricted cash, and restricted cash equivalents	(115)	617	41
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	$41,352	$(119,176)	$43,563

Operating Activities

Net cash generated by operating activities increased by $71.5 million, from $37 million used during the year ended January 31, 2023 to $34.6 million generated during the year ended January 31, 2024. This increase is driven primarily by $77.7 million increase in our net profit adjusted by non-cash adjustments, a decrease in cash bonus payments as well as a bonus provision of $17.3 million, a decrease in payments to suppliers in the amount of $18 million, a decrease in inventory purchases in the amount of $12.2 million related to better supply chain environment and optimization of inventory management, a decrease in legal settlement payments of $6.2 million, a reduction in our cash tax payments of $4.5 million due to execution of a tax optimization plan, increased interest income and reduced interest expenses of $2.4 million due to the unutilized credit line and higher interest rate on deposits . This increase was partially offset by $66.7 million decrease in cash collection in excess of revenue recognized in the year ended January 31, 2023 in comparison to the year ended January 31, 2024 mainly due to reduction of revenues between year ended January 31, 2022 and 2023.

Our cash flow from operating activities can fluctuate from period to period due to several factors, including our operating results, the timing of our billings and collections as well as timing to cash tax, other payments to suppliers and payment of legal settlement and interest expenses on our facility credit agreement.

Investing Activities

During the year ended January 31, 2024, our investing activities provided $9.4 million of net cash, including $17.2 million net maturities and sales of short-term investments and $5 million of proceeds received from SIS business divestiture, net of cost. The cash provided by these investing activities was partially offset by $9 million of payments for purchases of property and equipment, capitalized software development costs and $2.8 million cash used in restricted bank time deposits, including long-term portion.

During the year ended January 31, 2023, our investing activities used $20.1 million of net cash, including $37.6 million of proceeds received from SIS business divestiture, net of cost. The cash provided by these investing activities was partially offset by $11.7 million of payments for property, equipment, and capitalized software development costs, $6.4 million net maturities and sales of short-term investments.

We had no significant commitments for capital expenditures as of January 31, 2024 and 2023.

Our cash flow from investing activities can fluctuate from period to period mainly due to purchases of property and equipment and our short term investment policy.

Financing Activities

For the year ended January 31, 2024, our financing activities used $2.5 million of net cash related to dividends paid to noncontrolling interest holders in our joint venture.

For the year ended January 31, 2023, our financing activities used $102.9 million of net cash, mainly due to a payment of $100 million to our revolving credit facilities and $2.9 million of dividends to the noncontrolling interest holders in our joint venture.

Foreign Currency, Derivatives, and Hedging

From time to time, we enter into foreign currency forward contracts in an effort to reduce the volatility of cash flows primarily related to forecasted payroll and payroll-related expenses denominated in New Israeli Shekels. These contracts are generally limited to durations of approximately twelve months or less. We have also periodically entered into foreign currency forward

COGNYTE SOFTWARE LTD.
contracts to manage exposures resulting from forecasted customer collections denominated in currencies other than the respective entity’s functional currency and exposures from cash, cash equivalents, short-term investments and accounts payable denominated in currencies other than the applicable functional currency.

During the years ended January 31, 2024 and 2023, we recorded a $0.3 million and $0.4 million net loss, respectively, on foreign currency forward contracts not designated as hedges for accounting purposes. We had $1.6 million of net unrealized gains for the year ended January 31, 2024 and $1.3 million of net unrealized losses for the year ended January 31, 2023 on outstanding foreign currency forward contracts. The notional amounts of our forward contract totaled $74.4 million and $91.3 million for the years ended January 31, 2024 and 2023, respectively.

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

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our gross research and development spending totaled $107.3 million, $140.4 million and $143.7 million for the years ended January 31, 2024, 2023 and 2022 respectively. As described in the “Risk Factors” section and elsewhere in this Form 20-F, government regulations and policies can make developing or marketing new technologies expensive or uncertain due to various restrictions on trade and technology transfers. See “Item 3. Key Information—3.D. Risk Factors” and “Item 4. Information on the Company—4.B. Business Overview—Government Regulations.” For further information on our research and development policies and additional product information, see “Item 4. Information on the Company— 4.B. Business Overview.”

5.D. TREND INFORMATION

Please see “—5.A. Operating Results” and “Item 4. Information on the Company—4.B. Business Overview—Demand Trends” for trend information.

5.E. CRITICAL ACCOUNTING ESTIMATES

Please see “—5.A. Operating Results—Critical Accounting Estimates” for critical accounting estimates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The following table presents information about our current executive officers and directors as of the date of this Annual Report:

Name	Age
Elad Sharon, Chief Executive Officer	48
Earl Shanks	67
Avi Cohen	70
Richard Nottenburg	70
Dafna Sharir	55
Zvika Naggan*	65
Karmit Shilo*	62
Ron Shvili**	57
Sarit Sagiv**	55

(*) Resigned from our board of directors effective May 1, 2024
(**) Expected to join our board of directors effective as of May 1, 2024.

Elad Sharon, Chief Executive Officer and Director

COGNYTE SOFTWARE LTD.

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

Earl Shanks, Chairman of the Board

Mr. Shanks has served as a member of our board of directors since January 18, 2021, shortly before the effective date of the spin-off and as non-executive Chairman of the board of directors since September 6, 2023. Mr. Shanks previously served as a director of Verint until the completion of the spin-off. Since March 2017, Mr. Shanks has served as a director of Gaming & Leisure Properties, Inc. From November 2015 until May 2017, Mr. Shanks served as the Chief Financial Officer of Essendant Inc. Previously, Mr. Shanks served as the Chief Financial Officer at Convergys Corporation, and held various financial leadership roles with NCR Corporation, ultimately serving as its Chief Financial Officer.

Avi Cohen, Director

Mr. Cohen has served as a member of our board of directors since June 4, 2023. Mr. Cohen serves as a member of the board of directors of NOVA Ltd. (Nasdaq: NVMI). Additionally, he is the executive chairman of ZOOZ Power Ltd. (TASE: ZOOZ TA), as well as a member of the board of directors of Cortica Ltd., CGS Tower Networks Ltd and Sight Diagnostics Ltd.

Previously, Mr. Cohen served as Chief Executive Officer of MX1, which was formed in July 2016 following the acquisition of RR Media (Nasdaq: RRM) by SES S.A. followed by the merger of RR Media with SES Platform Services GmbH. Prior to the merger, Mr. Cohen had served as Chief Executive Officer of RR Media since July 2012. Up until March 2012, Mr. Cohen served as President and Chief Executive Officer of Orbit Technologies, a publicly traded company. From September 2006 to December 2008, Mr. Cohen served as ECI Telecom Ltd.'s Chief Operating Officer and deputy to the company's Chief Executive Officer. A variety of executive management positions were held by Mr. Cohen at KLA (Nasdaq: KLAC) prior to joining ECI. From 2003 Mr. Cohen was a Group Vice President and member of the Executive Management Committee. From 1995 Mr. Cohen was President of KLA Israel responsible for the optical metrology division. Prior to that, and after serving as Chief Executive Officer of Allegro Intelligent Systems, which he founded and was acquired by Octel, Mr. Cohen spent three years as Managing Director of Octel Communications, Israel.

Dafna Sharir, Director

Ms. Sharir has served as a member of our board of directors since March, 2022. Ms. Sharir has served as a business advisor to various companies, including BrightCodes Technologies Ltd. from 2018 to 2021. Previously, Ms. Sharir has provided M&A Advisory services to FAM, a U.S. asset management firm, from 2008 to 2010 and to Ofer Group and Israel Corp. from 2005 to 2008. She has held various senior positions, including as Senior Vice President Investments at AMPAL from 2002-2005. Ms. Sharir currently serves as an independent director and chairman of the compensation committee at Ormat Technologies Inc., as an independent director and a member of the audit committee at Gilat Satellite Networks Ltd., as a director at BrightCodes Technologies Ltd., and as a director at Minute Media Inc.

Zvika Naggan, Director

Mr. Naggan has served as a member of our board of directors since February 1, 2021, the effective date of the spin-off. Mr. Naggan served as a Managing Partner at Red Dot Capital Partners from 2016 to 2019 and as an Executive Director at Team 8 – Cyber Security Foundry from 2015 to 2016. Previously, Mr. Naggan served as Chief Information Officer at Bank Hapoalim from 2011 to 2014, in several senior management positions at Amdocs, culminating in President of the Product Business Group, from 2005 to 2010, as President and CEO of Cimatron from 2003 to 2005, and in multiple executive roles at Comverse from 1992 to 2002. Mr. Naggan has served as a director of several companies including Migdal Funds, Claroty, Global E, and Celeno. Mr. Naggan currently serves as an independent director at Bank Leumi and as the chairman of its Compensation Committee and a member of both its Audit Committee and Technology Committee. Mr. Naggan has resigned from our Board of Directors on April 4, 2024, which resignation will become effective on May 1, 2024.

Richard Nottenburg, Director

Dr. Nottenburg has served as a member of our board of directors since February 1, 2021, the effective date of the spin-off. Dr. Nottenburg also serves as a director and chairman of the compensation committee of Verint. Dr. Nottenburg is currently the executive chairman of NxBeam Inc., an early-stage fabless semiconductor company, and an investor in various early-stage

COGNYTE SOFTWARE LTD.
technology companies. Previously, Dr. Nottenburg served as President and Chief Executive Officer and a member of the board of directors of Sonus Networks, Inc. from 2008 through 2010. From 2004 until 2008, Dr. Nottenburg was an officer with Motorola, Inc., ultimately serving as its Executive Vice President, Chief Strategy Officer and Chief Technology Officer. Dr. Nottenburg is currently a member of the board of directors of Sequans Communications S.A., where he serves as a member of the compensation committee and the audit committee, as director and chairman of the audit and compensation committee of Applied Digital Corp. as well as an executive chairman of Q-Sensei and Deeyook Ltd . Dr. Nottenburg previously served on the board of directors of PMC-Sierra Inc., Aeroflex Holding Corp., Anaren, Inc., Comverse Technology, Inc. and Violin Memory, Inc.

Karmit Shilo, Director

Ms. Shilo has served as a member of our board of directors since February 1, 2021, the effective date of the spin-off. From 2000 to 2019, Ms. Shilo served in various management roles at Amdocs, including Global Head of HR (from 2010 to 2019), Vice President of Products, Vice President of Consulting and Learning Services, and Director of Business Consulting Corporate Sales. Since 2019, Ms. Shilo serves as an advisor to various business and non-profit organizations. Ms. Shilo has resigned from our Board of Directors on April 4, 2024, which resignation will become effective on May 1, 2024.

Ron Shvili, Director

Mr. Shvili was appointed to serve as a director of our board of directors on April 4,2024 effective as of May 1, 2024. Currently Mr. Shvili serves as an advisor to Phoenix Holdings, a major investment, insurance and asset management group in Israel, on innovation and early stage investments in insurtech and fintech. Mr. Shvili also serves as a board member at Seenity and nSure and an observer at Hoenycomb insurance and Notch, is a venture partner at Magenta ventures and senior advisory at Phinergy and on the advisory board of a few startups. From 2020-2023, Mr. Shvili was Executive Vice President and the Chief Technology, IT and Innovation Officer at Phoenix Holdings. From 2013-2020, he served as Chief Technology Officer and Vice President of Technology and Engineering at Cellcom Israel Ltd. Prior to these roles, from 1990 to 2012 Mr. Shvili held various key managerial and technological positions in the Israeli Defense Forces and the Israeli Ministry of Defense, including senior positions as the Head of an R&D division in DDR&D (MAFAT) directorate of the MOD and Head of the technology center of an elite IDF unit both at the rank of Colonel. In these roles he was responsible for the research, strategic planning, development and implementation of cutting edge technologies in various areas amongst them communications, cyber, AI and IT.

Sarit Sagiv, Director

Ms. Sagiv was appointed to serve as a director of our board of directors on April 4,2024 effective as of May 1, 2024. Ms. Sagiv currently serves as a member of the Investments Committee of Phoenix Insurance and as a member of the board of directors of Nova Ltd. (Nasdaq and TASE: NVMI) and of OPC Energy Ltd. (TASE: OPCE). Ms. Sagiv had served as General Manager of the Global Business division at Amdocs (Nasdaq: DOX). Prior to this role, Ms. Sagiv served as the Chief Financial Officer of Nice Ltd. (NASDAQ and TASE: NICE) and of Retalix Ltd. (Nasdaq and TASE: RTLX). Ms. Sagiv also held various other Chief Financial Officer and senior financial positions.

Senior Management

The following table sets forth information regarding our senior management as of the date of this Annual Report.

Name	Age
Elad Sharon, Chief Executive Officer	48
David Abadi, Chief Financial Officer	50
Gil Cohen, Chief Product Officer	53
Amir Barel, Chief Technology Officer	59
Ilan Rotem, Chief Legal Officer	59
Efi Nuri, Chief Revenue Officer	62
Rini Karlin, Chief People Officer	52
Sharon Chouli, Chief Customer Officer	54

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

COGNYTE SOFTWARE LTD.
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

Amir Barel, Chief Technology Officer

Mr. Barel has served as our Chief Technology Officer since February 1, 2021, and since February 1, 2023 he joined our senior management team. As Chief Technology Officer, Mr. Barel leads Cognyte’s technology and innovation roadmap, technology business development and advanced data and AI research. Mr. Barel brings over 30 years of global experience, driving product and technology development and business growth in data analytics and telecom industries. Prior to joining the Cognyte business in 2010, Amir served as General Manager of SimpliVity Israel and as Vice President Products and R&D at Starhome-Mach.

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

COGNYTE SOFTWARE LTD.
6.D. EMPLOYEES

As of January 31, 2024 we employed approximately 1,600 professionals, including certain contractors, with approximately, 52%, 34%, 9% and 5% of our employees and contractors located in Israel, EMEA, Americas, and APAC, respectively.

We consider our relationship with our employees to be good and a critical factor in our success. Our employees in Israel are not covered by any collective bargaining agreements, although certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Laborers in Israel) and the Coordinating Bureau of Economic Organizations (including the Manufacturers’ Association of Israel) are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Industry, Trade and Labor. In some cases, our employees outside Israel are automatically subject to certain protections negotiated by organized labor in those countries directly with the government or trade unions, or are automatically entitled to severance or other benefits mandated under local laws. Although in certain countries we have work councils and statutory employee representation obligations, our employees are generally not represented by labor unions on an ongoing basis. We have never experienced a work stoppage.

The table below sets forth the breakdown of the total year-end number of our full-time equivalent employees by main category of activity for the past three years.

	As of January 31,
	2024	2023	2022
	(full-time equivalents)
Management and G&A	245	263	294
Product Delivery	98	115	141
Research & Development	761	786	949
Sales & Marketing	279	276	348
Service & Support	230	212	270
Total	1,613	1,652	2,002

6.B. COMPENSATION

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us and our subsidiaries, with respect to the year ended January 31, 2024, to our directors and senior management that served at any time during the year ended January 31, 2024 was $12.5 million. This amount includes approximately $0.9 million set aside or accrued to provide pension, severance, retirement, or similar benefits.

The table below sets forth the compensation earned by our five most highly compensated office holders (as defined below under “—6.C. Board Practices—Compensation Committee—Compensation Policy under the Companies Law”) during or with respect to the year ended January 31, 2024. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives”. For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or perquisites such as car, phone and social benefits, as well as any undertaking to provide such compensation in the future.

COGNYTE SOFTWARE LTD.
Summary Compensation Table

Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)
	(in thousands, US dollars) (1)
Elad Sharon, Chief Executive Officer	371	149	1,278	744	2,542
David Abadi, Chief Financial Officer	358	116	1,226	358	2,058
Sharon Chouli, Chief Customer Officer	272	114	774	233	1,393
Rini Karlin, Chief People Officer	272	114	771	228	1,385
Efi Nuri, Chief Revenue Officer	265	95	540	150	1,050

(1) All amounts reported in the table are in terms of cost to us accrued with respect to the year ended January 31,2024, as recorded in our financial statements.

(2) All Covered Executives listed in the table were our full-time employees during the year. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended January 31, 2024.

(3) Amounts reported in this column include car allowance and social benefits accrued by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, retirement, educational fund, and payments for social security.

(4) Amounts reported in this column refer to incentive and variable compensation payments which were paid or accrued in cash or shares with respect to the year ended January 31, 2024. In accordance with the Company’s compensation policy, we accrued for bonuses to our Covered Executives upon compliance with predetermined performance and other parameters as set by the compensation committee and the board of directors. These amounts were provided for in our financial statements for the year ended January 31, 2024. We also award PSUs to executive officers that vest upon the achievement of specified performance goals. We recognize compensation expenses for the value of the awards, which vest based on service conditions, using the straight-line method, over the requisite service period of each of the awards, net of estimated forfeitures.

(5) Amounts reported in this column represent the expense recorded in our financial statements for the year ended January 31, 2024 with respect to equity-based compensation grants. The relevant amounts underlying the equity awards granted to our officers will continue to be expensed in our financial statements over a period of time during the years on account of the grants made during the year ended January 31, 2024 in similar annualized amounts. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by our compensation committee and board of directors.

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

During March 2024, we amended the 2021 Plan to allow for the grant of up to 4,910,926 shares under the 2021 Plan, subject to any further increases or decreases. As of 31 March 2024, a total of 2,669,074 Restricted Share Units (RSUs) are subject to outstanding awards under the 2021 Plan.

COGNYTE SOFTWARE LTD.

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

Policy For Recovery of Erroneously Awarded Compensation

In September 2023, the Board adopted the policy for the recovery of erroneously awarded compensation (the “Policy”) in compliance with the SEC rules. The Policy provides for the recovery of erroneously awarded incentive-based compensation from current and former officers when there is an accounting restatement due the Company’s material noncompliance with any financial reporting requirement under securities laws, including restatements that correct an error in previously issued financial statements (a) that is material to the previously issued financial statements or (b) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

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

Our directors are divided among the three classes as follows:

•Class I directors: Mr. Nottenburg, Mr. Naggan and Ms. Shilo, and effective as of May 1, 2024, when each of Mr. Naggan’s and Ms. Shilo’s resignation and Mr. Svili’s and Ms. Sagiv’s appointment will become effective, the Class I directors will consist of Mr. Nottenburg, Mr. Shvili and Ms. Sagiv;

•Class II directors: Mr. Cohen and Ms. Sharir; and

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

Under the Companies Law, any shareholder holding at least five percent of our outstanding voting power may nominate a director. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring

COGNYTE SOFTWARE LTD.
that he or she possess the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law. Any such shareholder notice (and related documentation) must be delivered to our registered Israeli office within seven days after we publish notice of our upcoming annual general meeting (or within 14 days after we publish a preliminary notification of an upcoming annual general meeting).

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

Committees of Our Board of Directors

Our board of directors has established three standing committees: the Audit Committee, the Compensation Committee, and the Nominating and Governance Committee. In addition, during April 2024, our board of directors established a Strategy Committee.

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

COGNYTE SOFTWARE LTD.
Our Audit Committee consists of Ms. Sharir, Mr. Cohen and Mr. Naggan. Effective as of May 1, 2024, following Mr. Naggan’s resignation from our board of directors and the effectiveness of Ms. Sagiv’s appointment, our Audit Committee will consist of Ms. Sharir, Mr. Cohen and Ms. Sagiv. Ms. Sharir serves as the chairperson of the Audit Committee. All members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our board of directors has determined that Ms. Sharir is an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules.

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

•reviewing with our Chief Legal Officer and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

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

COGNYTE SOFTWARE LTD.
the Companies Law, we need not comply with this composition requirement for our Compensation Committee under the Companies Law (so long as we comply with the corresponding Nasdaq requirement).

Listing Requirements

Under the Nasdaq corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors.

Our Compensation Committee consists of Mr. Nottenburg, Ms. Sharir and Ms. Shilo. Effective as of May 1, 2024, following Ms. Shilo’s resignation from our board of directors, our Compensation Committee will consist of Mr. Nottenburg, Ms. Sharir and Mr. Cohen. Mr. Nottenburg serves as chairman of the Compensation Committee. Our board of directors has determined that each member of our Compensation Committee is independent under the Nasdaq rules, including the additional independence requirements applicable to the members of a compensation committee.

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

COGNYTE SOFTWARE LTD.

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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.

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

Our Nominating and Governance Committee consists of Mr. Shanks and Ms. Shilo. Effective as of May 1, 2024, following Ms. Shilo’s resignation from our board of directors and the effectiveness of Mr. Shvili’s and Ms. Sagiv’s appointment, our Nominating and Governance Committee will consist of Mr. Shanks, Mr. Shvili and Ms. Sagiv. Mr. Shanks serves as chairman of the Nominating and Governance Committee. Our board of directors has determined that each member of our Nominating and Governance Committee is independent under the Nasdaq rules.

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

COGNYTE SOFTWARE LTD.
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

Strategy Committee

In April 2024, our board of directors established our Strategy Committee, which is comprised of Mr. Cohen (Chairperson), Ms. Sharir and Mr. Shvili. Our board of directors has adopted a strategy committee charter that sets forth the responsibilities of the Strategy Committee, which include, among other things, responsibility for providing the board of directors with recommendations, in relation to the development and execution of the Company’s strategy, including its strategic plans and initiative. In addition, the Strategy Committee shall provide guidance and support to management in the execution of strategic projects and initiatives, including resource allocation and performance management. The Strategy Committee shall assist management in assessing and monitoring external factors such as regulatory changes, technological advancements, and economic conditions that may impact the Company’s strategy. The committee shall also maintain a cooperative, interactive planning process with management, including but not limited to, identifying and prioritizing strategic goals.

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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.

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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.

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

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2024 by:

COGNYTE SOFTWARE LTD.
•each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•each of our directors and executive officers individually; and

•all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For the purposes of the table below, we deem restricted shares units scheduled to vest within 60 days of March 31, 2024, to be outstanding and to be beneficially owned by the person holding restricted shares units for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 71,023,492 ordinary shares outstanding as of March 31, 2024.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 33 Maskit, Herzliya Pituach, 4673333, Israel.

1

	Shares Beneficially Owned
Name of beneficial owner	Number	%
Directors and executive officers
Elad Sharon	389,460	0.55%
Earl Shanks	207,621	0.29%
Richard Nottenburg	33,659	*
Dafna Sharir	63,692	*
Zvika Naggan	59,890	*
Karmit Shilo	68,883	*
Avi Cohen	22,057	*
Sarit Sagiv **	—	*
Ron Shvili **	—	*
David Abadi	275,851	0.39%
Amir Barel	72,707	0.10%
Gil Cohen	67,120	*
Ilan Rotem	39,140	*
Sharon Chouli	161,285	0.23%
Efi Nuri	73,474	0.10%
Rini Karlin	135,359	0.19%
All directors and executive officers as a group (16 persons)	1,670,198	2.35%
Major Shareholders		*
Edenbrook Capital, LLC (1)	6,075,551	8.55%
American Capital Management, Inc. (3)	5,802,415	8.17%
Neuberger Berman, LLC(2)	5,038,357	7.09%
Legal & General Investment Management Limited (4)	4,033,757	5.68%
ValueBase Ltd. and affiliates (5)	3,697,552	5.21%

* Less than 0.1%
1

COGNYTE SOFTWARE LTD.
** Expected to join our board of directors effective as of May 1, 2024

(1) According to a Schedule 13D/A filed on October 13, 2022 by Edenbrook Capital, LLC (“Edenbrook Capital”) and Jonathan Brolin, each had shared voting and dispositive power over 6,538,998 Cognyte ordinary shares. The number of shares set forth in the table is based on 6,075,551 shares reported in a Form 13F-HR filed with the SEC on February 13, 2024 by Edenbrook Capital and Jonathan Brolin. The address of each of the reporting persons is 116 Radio Circle, Mt. Kisco, NY 10549.

(2) As reported on Schedule 13G filed with the SEC on February 14, 2024 by American Capital Management, Inc. (“ACMI”). ACMI has sole voting power over 1,787,581 Cognyte ordinary shares and sole dispositive power over 5,802,415 Cognyte ordinary shares. The address of ACMI is 575 Lexington Avenue, 30th Floor, New York, NY 10022.

(3) As reported on Schedule 13G/A filed with the SEC on February 12, 2024 by Neuberger Berman Group, LLC (“NB Group”) and Neuberger Berman Investment Advisers LLC (“NBIA”). NB Group has shared voting power over 4.098,684 shares and shared dispositive power over 5,038,357 shares. NBIA has shared voting power over 4,005,531 and shared dispositive power over 4,880,459 shares. Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, and NBIA and certain affiliated persons may be deemed to beneficially these Cognyte ordinary shares in their various fiduciary capacities. NB Group, through its subsidiaries Neuberger Berman Investment Advisers Holdings LLC and Neuberger Trust Holdings LLC controls Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust Co of Delaware N.A. and NBIA and certain affiliated persons. Each of NB Group, NBIA, Neuberger Trust Holdings LLC, Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust Co of Delaware N.A. and Neuberger Berman Investment Advisers LLC and certain affiliated persons disclaim beneficial ownership of these Cognyte ordinary shares. The address of each of these reporting persons is 1290 Avenue of the Americas, New York, NY 10104

(4) As reported in the Schedule 13G filed with the SEC on February 14, 2024 by Legal & General Investment Management Limited (“LGIM”), LGIM Managers (Europe) Limited (“LGIM Managers”) and Legal & General UCITS ETF PLC (“UCITS”). Each of these entities have shared voting and dispositive power over 4,033,757 Cognyte ordinary shares. The address of LGIM is One Coleman Street, London, EC2R 5AA and the address of LGIM Managers and UCITS is 70 Sir John Rogersons Quay, Dublin 2, Ireland.

(5) As reported on Schedule 13G/A filed with the SEC on February 13, 2024 by Value Base Ltd. (“Value Base”), Ido Nouberger and Victor Shamrich. 1,439,213 Cognyte ordinary shares are owned directly by Value Base, which is controlled by Messrs Nouberger and Shamrich and which wholly owns Value Base Hedge Fund Ltd., the general partner of Harmony Base L.P.. 1,114,585 Cognyte ordinary shares are owned directly by Harmony Base L.P. 671,354 Cognyte ordinary shares are owned directly by Mr. Shamrich. 472,400 Cognyte ordinary shares are owned directly by Mr. Nouberger. As such, each of Value Base, Mr. Nouberger and Mr. Shamrich has shared voting and dispositive power over 3,697,552 Cognyte ordinary shares, and disclaims beneficial ownership of all such shares. The address of each of the reporting persons is 23 Yehuda Halevi St., Tel-Aviv 6513601, Israel.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of January 31, 2024, there were 1,553 United States registered holders of our shares, one of which (Cede & Co., the nominee of the Depository Trust Company) held approximately 99.8% of our outstanding ordinary shares.

7.B. RELATED PARTY TRANSACTIONS

The following is a description of material transactions, or series of related material transactions, since February 1, 2024, that are required to be disclosed under Item 7.B of Form 20-F. For information relating to our policies on approval of related party transactions, since “Item 6.C. Board Practices—Approval of Related Party Transactions under Israeli Law.”

The summaries of the material transactions described below set forth the terms of the agreements that we believe are material. These summaries are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this Annual Report.

Agreements with Verint

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
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

Tax Matters Agreement

In connection with the spin-off, we entered into the Tax Matters Agreement with Verint under which we and Verint each agreed to share the obligation to pay any taxes as shown on tax returns filed by Verint (or any member of its group), on one hand, and us (or any member of our group), on the other hand, such that we will be primarily responsible for any taxes related to, or arising in connection with Cognyte, and Verint will be responsible for any taxes related to, or arising in connection with, the Customer Engagement Business, regardless of which party prepares and files any such tax return and whether such taxes arise prior to or after the spin-off. As a result of such undertaking, we have recorded in the fiscal year that ended on January 31, 2023 a $4.7 million tax contingency in connection with a tax position that should have been recognized by Verint beginning with 2019, prior to the spin-off, and related primarily to Cognyte. During the fourth quarter of fiscal year January 31, 2024, the uncertain tax positions associated with Verint, as well as the corresponding indemnification asset, were reversed due to the expiration of the statute of limitations. For further information, please see “Item 5.A. Operating Results—Components of Results of Operations—Provision for Income Taxes”. We and Verint also agreed to share responsibility for preparing relevant

COGNYTE SOFTWARE LTD.
tax returns, which responsibility will depend on the type of a tax return and the period for which such tax return is being filed. We and Verint agreed to indemnify each other under the Tax Matters Agreement for certain actions or inactions that cause the distribution of our stock to fail to qualify as tax-free for U.S. federal income and Israeli tax purposes. If the distribution fails to qualify as tax-free due to no fault of either Verint or us, Verint and we will jointly be responsible for any resulting tax. We and Verint agree generally to cooperate in preparing and filing tax returns and will retain and make available tax records to the other party. Contests with taxing authorities are generally controlled by whichever of us or Verint bears the potential liability for the contested tax. However, with respect to certain income tax returns of Verint group, Verint has an exclusive right to control any contest with taxing authorities regarding tax liabilities in connection with such income tax returns, even if we are allocated all or a portion of such taxes under the terms of the Tax Matters Agreement. If any tax contest relates to a failure of the spin-off to qualify as tax-free due to the fault of Verint or us, then the party at fault will control such tax contest. If neither party is at fault, Verint and we will jointly control any tax contest relating to the failure of the distribution to qualify as tax-free for U.S. federal income or Israeli tax purposes. Disputes among the parties to the Tax Matters Agreement will be referred to independent tax counsel in the event the parties are unable to resolve such disputes in a timely manner without the engagement of independent tax counsel.

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

COGNYTE SOFTWARE LTD.
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

Agreement with Bank Leumi

Effective as of February 2021, we entered into a revolving credit facility with Bank Leumi Le-Israel B.M. (“Bank Leumi”), an Israeli bank. Under the credit facility with Bank Leumi, we were provided with a total of up to $50 million in borrowings, made available to the Company for three years from the effective date. As of December 31, 2023, we have proactively updated the credit facility with Bank Leumi and the total amount of credit has been adjusted to $35 million, and the availability period has been revised to two years, so that the term of the extended facility shall end on January 31, 2026. Our obligations under the credit facility are guaranteed by certain customary affirmative and restrictive covenants for credit facilities of this type. The credit facilities also contain financial covenants which are measured at the end of each quarter. During October 2022, Zvika Naggan, a member of our board of directors, was appointed to serve as member of the board of directors of Bank Leumi.

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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
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

An individual shareholder dealing in securities, or to whom such income is otherwise taxable as ordinary business income, is taxed in Israel at the marginal tax rates applicable to business income (up to 47% in 2023 - in addition to excess tax as described below), unless the benefiting provisions of an applicable tax treaty apply.

Notwithstanding the foregoing, capital gain derived from the sale of our shares by a non-Israeli resident (whether an individual or a corporation) shareholder may be exempt under the Israeli Tax Ordinance from Israeli taxation provided that the following cumulative conditions are met (regarding shares that were purchased on or after January 1, 2009): (i) such capital gain was not derived from a permanent business or business activity that the non-Israeli resident maintains in Israel, (ii) the purchase of such shares was not from related party (as it defined in the Israeli Tax Ordinance), (iii) the provisions of chapter E2 of the Income Tax Ordinance did not apply on the purchase of such shares (the tax ruling issued by the ITA with respect to the separation from Verint provides that our shares received as part of the separation will not be deemed as purchased in accordance with Chapter E2 of the Income Tax Ordinance) and also the provisions of section 70 of the Real Estate Tax Law did not apply on the purchase of such shares, and (iv) the shares are not traded on the Israel Stock Exchange at the time of the sale. These provisions dealing with capital gain are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. It should be noted, that with respect to shares that were purchased before January 1, 2009, the conditions are different, and the exemption also depends on the purchase day. In addition, according to the tax ruling which was issued by the ITA with respect to the separation from Verint, for shareholders who received their shares as a result of the separation, such an exemption is applicable only in the case that the seller would have been exempt on the sale of its shares in Verint before the separation from Verint was occurred. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (i) are controlling shareholders in such non-Israeli corporation (shareholders who hold, directly or indirectly, alone, together with another, or together with another Israeli resident, one or more of the means of control at a rate exceeding 25%) or (ii) are the beneficiaries or entitled to 25% or more of the non-Israeli corporation's revenue or profits, directly or indirectly. A non-Israeli resident who derives capital gains from the sale of shares of an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will generally be exempt from Israeli capital gains tax so long as the capital gain is not attributed to a permanent establishment that the non-Israeli resident maintains in Israel and the gain is not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985.

COGNYTE SOFTWARE LTD.

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

Dividends

A distribution of dividends from income, which is not attributed to a Beneficial Enterprise or a Technological Enterprise, to an Israeli resident individual, will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of the distribution or at any time during the preceding twelve-month period.

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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
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

Interest rate risk

As of January 31, 2024, we had $83.1 million of Cash and cash equivalents, Restricted cash and cash equivalents and restricted bank time deposits and Short-term investments. Interest-earning instruments carry a degree of interest rate risk. A hypothetical 10% change in interest rates would not have a material impact on our financial results for the years ended January 31, 2024 and 2023. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Foreign Currency Exchange Risk

Our reporting currency and the functional currency in most of our non-U.S. subsidiaries is U.S. dollar. The majority of our revenues were denominated in U.S. dollars and the remainder in other currencies. However, a significant portion of our operating costs in Israel, consisting principally of salaries and employee-related costs are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS.
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
The effect of a hypothetical 10% weakening of the exchange rate of the U.S. dollar would have impacted our results of operation by $1.7 million decrease for the year ended January 31, 2024.

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

COGNYTE SOFTWARE LTD.

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
PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of January 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of January 31, 2024, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us, including our consolidated subsidiaries, in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act). Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

As required by Section 404(a) of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of January 31, 2024 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of January 31, 2024.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, has audited the consolidated financial statements for the year ended January 31, 2024 included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control

COGNYTE SOFTWARE LTD.
over financial reporting as of January 31, 2024. The report of Brightman Almagor Zohar & Co. is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

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

ITEM 16A. AUDIT COMMITTEE AND FINANCIAL EXPERT

Our Board has determined that Dafna Sharir, Avi Cohen and Zvika Naggan each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. In addition, our board of directors determined that Sarit Sagiv, who is expected to join to the audit committee of the board of directors effective as of May 1, 2024, also satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Dafna Sharir shall be considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
We have recorded the following fees for professional services rendered by Brightman Almagor Zohar & Co.,Certified Public Accountants, a firm in the Deloitte Global Network for the years ended January 31, 2024 and 2023:

	Year Ended January 31,
($ in thousands)	2024	2023
Audit Fees	$736	$805
Audit-Related Fees	—	75
Tax Fees	13	24
Total	$749	$904

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

Pre-Approval Policies and Procedures

COGNYTE SOFTWARE LTD.
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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act) and our ordinary shares are listed on Nasdaq. We believe the following to be the significant differences between our corporate governance practices and those applicable to U.S. companies under the Nasdaq rules. Under the Nasdaq rules, listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by Nasdaq with limited exceptions. We rely on this “home country practice exemption” with respect to the quorum requirement for shareholder meetings, certain of the Nasdaq shareholder approval requirements and the distribution of annual and interim reports. As permitted under the Companies Law, pursuant to our amended and restated articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders), instead of 33.33% of the issued share capital required under the Nasdaq rules. Additionally, we currently follow home country practices in Israel in lieu of compliance with the Nasdaq requirements for shareholder approval of certain significant issuances of shares pursuant to a private placement or merger/acquisition, and for shareholder approval for adoption and material amendments to share incentive plans. For further information please see Exhibit 2.3 to this Annual Report. Finally, unlike Nasdaq rules, which requires listed issuers to make annual reports on Form 20-F available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute such reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition, we will make our annual report on Form 20-F containing audited financial statements available to our shareholders at our offices (in addition to a public website).
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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES
Not Applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program, intended to protect the confidentiality, integrity and availability of our critical systems and information. We design and assess our program using the ISO/IEC 27001:2022 standard as a guide to help us identify, assess and manage cybersecurity risks relevant to our business. Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common

COGNYTE SOFTWARE LTD.
methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, operational and financial risk areas.

Our cybersecurity risk management program includes:
•risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment, which in turn allow us to develop remediation plans for risks to ensure we are responsive to an ever-evolving cybersecurity threat landscape;
•a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our cyber security controls, and (3) our response to cybersecurity incidents;
•the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls, including penetration testing and audits against NIST standards;
•cybersecurity awareness training of our employees, incident response personnel and senior management; and
•a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents, tabletop exercises at least,annually and management’s response and procedures to follow, to ensure relevant actions are taken in case an incident occurs and all relevant stakeholders are involved in incident response activities.

As described in Item 3.D “Risk Factors,” our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Computer viruses, hackers, employee or vendor misconduct, and other external hazards could expose our information systems and those of our vendors to cybersecurity breaches, incidents or other disruptions, any of which could materially and adversely affect our business. While we have experienced cybersecurity incidents, to date, we are not aware that we have experienced a material cybersecurity incident during the fiscal year.

The sophistication of cybersecurity threats, including through the use of artificial intelligence, continues to increase, and the controls and preventative actions we take to reduce the risk of cybersecurity incidents and to protect our systems, including the testing of our cybersecurity incident response plan, may be insufficient. In addition, new technology that could result in greater operational efficiency, such as our use of AI, may further expose our computer systems to the risk of cybersecurity incidents.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee (the “Committee”) oversight of cybersecurity. The Committee, comprised of independent directors, oversees management’s implementation of our cybersecurity risk management program.

The Committee receives updates from management on our cybersecurity risk management program and posture. In addition, management updates the Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

The Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from our Head of Information Security, Risk and Compliance who is CISSP, CIPM and CISM certified, as well as from our CISO, who brings over 20 years of extensive experience in the areas of information security, security compliance and risk management. Board members also receive presentations from external experts as part of the Board’s continuing education on topics that impact public companies.
Our CISO, as well as our management team, including our Chief Customer Officer, our Chief Legal Officer, our Chief Technology Officer and our Chief Information Officer, is responsible for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants.

Our CISO and our management team supervise efforts to prevent, detect, mitigate and remediate cybersecurity risks and incidents through various means, which may include briefings from internal cyber security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

COGNYTE SOFTWARE LTD.

At the employee level, we maintain an experienced information technology team, managed by our CISO, who are tasked with implementing our cybersecurity program and support the CISO in carrying out reporting, security and mitigation functions. We also hold employee trainings on privacy and cybersecurity, records and information management, conduct phishing tests and generally seek to promote awareness of cybersecurity risk through communication and education of our management and employee population.
PART III

ITEM 17. FINANCIAL STATEMENTS

Consolidated Financial Statements

Please refer to pages F-1 through F-44 of this Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

We have filed the following documents as exhibits to this Form 20-F:

Incorporation by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Filed / Furnished
1.1	Articles of Association of Cognyte Software Ltd.	20FR12B/A	001-39829	January 14, 2021
2.1	Specimen of Share Certificate for Cognyte’s Ordinary Shares	20FR12B/A	001-39829	January 14, 2021
2.2	Form of Separation and Distribution Agreement	20FR12B/A	001-39829	January 14, 2021
2.3	Description of Securities				*
4.1	Form of Tax Matters Agreement	20FR12B/A	001-39829	January 14, 2021
4.2	Form of Employee Matters Agreement	20FR12B/A	001-39829	January 14, 2021
4.4	Form of Intellectual Property Cross License Agreement	20FR12B/A	001-39829	January 14, 2021
4.5	Form of Trademark Cross License Agreement	20FR12B/A	001-39829	January 14, 2021
4.6	Form of Cognyte Software Ltd. 2021 Share Incentive Plan	20FR12B/A	001-39829	January 14, 2021	***
4.7	Form of Indemnification Agreement	20FR12B/A	001-39829	January 14, 2021	***
4.8	Form of Compensation Policy for Executive Officers and Directors	20FR12B/A	001-39829	January 14, 2021	***
4.9	Credit Facility, dated December 27, 2020, among Cognyte Technologies Israel Ltd., as borrower, Cognyte Software Ltd., as guarantor, and Bank Leumi Le-Israel B.M., as lender (“Leumi Credit Facility”)	20FR12B/A	001-39829	January 14, 2021

COGNYTE SOFTWARE LTD.

4.9A	Amendment No. 1 to the Leumi Credit Facility dated July 28, 2022	20-F	001-39829	April, 11, 2023	*†
4.9B	Amendment No. 2 to the Leumi Credit Facility dated January 31, 2023	20-F	001-39829	April, 11, 2023	*†
4.9C	Amendment No.3 to the Leumi Credit Facility dated December 31, 2023 (incorporated by reference, Exhibit 99.1)	6-K	001-39829	January 3, 2024	**
4.10D
Credit Facility, dated January 24, 2024, among Cognyte Software Ltd., as borrower or guarantor, Cognyte Technologies Israel Ltd., as borrower or guarantor, and Bank Hapoalim B.M., as lender (incorporated by reference, Exhibit 99.1).
		6-K	001-39829	January 25, 2024	**
4.10E	Amended and Restated Deed of Undertaking dated January 24, 2024, among Cognyte Software Ltd., Cognyte Technologies Israel Ltd.and Bank Hapoalim B.M. (incorporated by reference, Exhibit 99.1A).	6-K	001-39829	January 25, 2024	**
8.1	List of Subsidiaries				*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				*
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				*
15.1	Consent of Brightman Almagor Zohar & Co.				*
15.2	Consent of Ron Shvili				*
15.3	Consent of Sarit Sagiv				*
97.1	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards.				*
101.INS	Inline XBRL Instance Document.				*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.				*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.				*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.				*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.				*

COGNYTE SOFTWARE LTD.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).	*
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

Date: April 9, 2024

COGNYTE SOFTWARE LTD.

COGNYTE SOFTWARE LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Cognyte Software Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cognyte Software Ltd. and subsidiaries (the "Company") as of January 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, statements of equity and cash flows for each of the three years in the period ended January 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2024, in conformity with principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 9, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
April 9, 2024

We have served as the Company's auditor since 2021.

COGNYTE SOFTWARE LTD.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Cognyte Software Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Cognyte Software Ltd. and subsidiaries (the “Company”) as of January 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended January 31, 2024, of the Company and our report dated April 9, 2024, expressed an unqualified opinion on those financial statements.

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

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
April 9, 2024

COGNYTE SOFTWARE LTD.
Cognyte Software Ltd.
Consolidated Balance Sheets

	January 31
(in thousands)	2024	2023
Assets
Current assets:
Cash and cash equivalents	$74,477	$34,579
Restricted cash and cash equivalents and restricted bank time deposits	8,666	4,359
Short-term investments	—	17,507
Accounts receivable, net of allowance for credit losses of $2.7 million and $1.6 million, respectively	113,260	113,201
Contract assets, net of allowance for credit losses of $1.4 million and $0 million, respectively	8,859	17,476
Inventories	24,584	25,263
Prepaid expenses and other current assets	35,135	39,339
Total current assets	264,981	251,724
Property and equipment, net	24,384	25,874
Operating lease right-of-use assets	33,833	17,559
Goodwill	126,563	126,487
Intangible assets, net	258	650
Deferred income taxes	2,928	823
Other assets	19,135	19,961
Total assets	$472,082	$443,078

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	20,863	20,677
Accrued expenses and other current liabilities	75,826	78,297
Contract liabilities	93,778	94,882
Total current liabilities	190,467	193,856
Long-term contract liabilities	29,362	14,382
Deferred income taxes	1,964	3,031
Operating lease liabilities	27,950	10,368
Other liabilities	7,606	11,667
Total liabilities	257,349	233,304
Commitments and Contingencies
Stockholders' equity:
Common stock - $0 par value; Authorized 300,000,000 shares. Issued and outstanding 70,996,535 and 68,842,601 at January 31, 2024 and January 31, 2023, respectively	—	—
Additional paid-in capital	355,097	338,465
Accumulated deficit	(144,592)	(129,022)
Accumulated other comprehensive loss	(12,630)	(15,314)
Total Cognyte Software Ltd. stockholders' equity	197,875	194,129
Noncontrolling interest	16,858	15,645
Total stockholders’ equity	214,733	209,774
Total liabilities and stockholders’ equity	$472,082	$443,078

See notes to consolidated financial statements.

COGNYTE SOFTWARE LTD.
Cognyte Software Ltd.
Consolidated Statements of Operations

	Year Ended January 31,
(in thousands except share and per share data)	2024	2023	2022
Revenue:
Software	$113,541	$98,288	$209,988
Software service	165,027	175,690	201,563
Professional service and other	34,836	38,084	62,491
Total revenue	313,404	312,062	474,042
Cost of revenue:
Software	18,919	19,975	28,955
Software service	43,305	48,400	46,413
Professional service and other	35,776	50,941	56,349
Amortization of acquired technology	—	619	682
Total cost of revenue	98,000	119,935	132,399
Gross profit	215,404	192,127	341,643
Operating expenses:
Research and development, net	107,283	140,324	143,360
Selling, general and administrative	125,784	154,347	185,867
Amortization of other acquired intangible assets	391	779	1,455
Total operating expenses	233,458	295,450	330,682
Operating (loss) income	(18,054)	(103,323)	10,961
Other income (expenses), net:
Interest income	1,896	774	177
Interest expense	(16)	(1,597)	(196)
Other income (expenses), net	2,915	7,151	(2,681)
Total other income (expenses), net	4,795	6,328	(2,700)
(Loss) income before provision for income taxes	(13,259)	(96,995)	8,261
(Benefit) provision for income taxes	(1,614)	12,956	18,517
Net loss	(11,645)	(109,951)	(10,256)
Net income attributable to noncontrolling interest	3,925	4,181	4,634
Net loss attributable to Cognyte Software Ltd.	$(15,570)	$(114,132)	$(14,890)

Net loss per share attributable to Cognyte Software Ltd.:
Basic and diluted	$(0.22)	$(1.68)	$(0.22)

Weighted-average shares outstanding:
Basic and diluted	70,081	67,924	66,570

See notes to consolidated financial statements.

COGNYTE SOFTWARE LTD.
Cognyte Software Ltd.
Consolidated Statements of Comprehensive Loss

	Year Ended January 31,
(in thousands)	2024	2023	2022
Net loss	$(11,645)	$(109,951)	$(10,256)
Other comprehensive income (loss), net of reclassification adjustments:
Foreign currency translation adjustments	196	1,828	(219)
Net increase (decrease) from foreign exchange contracts designated as hedges	2,228	(16)	(1,253)
Benefit for income taxes on net increase (decrease) from foreign exchange contracts designated as hedges	—	—	84
Other comprehensive income (loss)	2,424	1,811	(1,388)
Comprehensive loss	(9,221)	(108,140)	(11,644)
Comprehensive income attributable to noncontrolling interest	3,665	4,627	4,420
Comprehensive loss attributable to Cognyte Software Ltd.	$(12,886)	$(112,767)	$(16,064)

See notes to consolidated financial statements.

Cognyte Software Ltd.
Consolidated Statements of Equity

						Accumulated Other Comprehensive Loss	Total Cognyte Software Ltd. Equity		Total Equity
(in thousands)	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Former Net Parent Investment			Non-controlling Interest
Balances as of January 31, 2021	$—	$—	$—	$—	$273,006	$(15,505)	$257,501	$12,870	$270,371
Spin-off from Verint	$—	$—	$—	$—	$9,558	$—	$9,558	$—	$9,558
Net (loss) income	$—	$—	$—	$(14,890)	$—	$—	$(14,890)	$4,634	$(10,256)
Other comprehensive loss	$—	$—	$—	$—	$—	$(1,174)	$(1,174)	$(214)	$(1,388)
Reclassification of former net parent investment	$—	$282,564	$—	$—	$(282,564)	$—	$—	$—	$—
Share-based compensation activity	$—	$34,142	$181	$—	$—	$—	$34,323	$—	$34,323
Repurchase of shares	$—	$—	$(181)	$—	$—	$—	$(181)	$—	$(181)
Dividends to noncontrolling interest	$—	$—	$—	$—	$—	$—	$—	$(3,338)	$(3,338)
Balances as of January 31, 2022	$—	$316,706	$—	$(14,890)	$—	$(16,679)	$285,137	$13,952	$299,089
Net (loss) income	$—	$—	$—	$(114,132)	$—	$—	$(114,132)	$4,181	$(109,951)
Other comprehensive income	$—	$—	$—	$—	$—	$1,365	$1,365	$446	$1,811
Share-based compensation activity	$—	$21,759	$—	$—	$—	$—	$21,759	$—	$21,759
Dividends to noncontrolling interest	$—	$—	$—	$—	$—	$—	$—	$(2,934)	$(2,934)
Balances as of January 31, 2023	$—	$338,465	$—	$(129,022)	$—	$(15,314)	$194,129	$15,645	$209,774
Net (loss) income	$—	$—	$—	$(15,570)	$—	$—	$(15,570)	$3,925	$(11,645)
Other comprehensive income	$—	$—	$—	$—	$—	$2,684	$2,684	$(260)	$2,424
Share-based compensation activity	$—	$16,632	$—	$—	$—	$—	$16,632	$—	$16,632
Dividends to noncontrolling interest	$—	$—	$—	$—	$—	$—	$—	$(2,452)	$(2,452)
Balances as of January 31, 2024	$—	$355,097	$—	$(144,592)	$—	$(12,630)	$197,875	$16,858	$214,733

See notes to consolidated financial statements.

Cognyte Software Ltd.
Consolidated Statements of Cash Flows

	Year Ended January 31,
(in thousands)	2024	2023	2022
Cash flows from operating activities:
Net loss	$(11,645)	$(109,951)	$(10,256)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	13,816	18,050	21,278
Allowance for credit losses	2,508	2,763	432
Gain from business divestiture, see Note 7	(4,768)	(5,764)	—
Stock-based compensation, excluding cash-settled awards	12,167	25,246	32,865
(Benefit) provision from deferred income taxes	(3,196)	45	5,860
Non-cash gains (losses) on derivative financial instruments, net	330	426	(133)
Change in fair value of contingent consideration for business combinations	—	—	(134)
Other non-cash items, net	(685)	681	766
Changes in operating assets and liabilities:
Accounts receivable	12,436	59,186	(5,718)
Contract assets	(7,340)	8,517	(7,115)
Inventories	(960)	(13,101)	(363)
Prepaid expenses and other assets	5,307	(2,364)	8,465
Accounts payable and accrued expenses	4,332	(37,885)	4,885
Contract liabilities	13,897	18,000	(51,314)
Other liabilities	(2,904)	174	1,761
Other, net	1,266	(1,010)	1,351
Net cash provided by (used in) operating activities	34,561	(36,987)	2,630

Cash flows from investing activities:
Purchases of property and equipment	(7,035)	(8,274)	(11,759)
Purchases of short-term investments	(58,695)	(55,150)	(58,973)
Maturities and sales of short-term investments	75,906	48,765	52,978
Settlements of derivative financial instruments not designated as hedges	(977)	201	(138)
Cash paid for capitalized software development costs	(2,034)	(3,408)	(6,033)
Proceeds from Business divestiture, net of cost, see Note 7	4,975	37,635	—
Change in restricted bank time deposits, including long-term portion	(2,782)	358	5,561
Other investing activities	—	—	513
Net cash provided by (used in) investing activities	9,358	20,127	(17,851)

Cash flows from financing activities:
(Repayment) withdrawal from credit facility - presented as short term loan	—	(100,000)	100,000
Dividend paid to former parent	—	—	(35,000)
Dividends paid to noncontrolling interest	(2,452)	(2,934)	(3,338)
Payments of contingent consideration for business combinations (financing portion)	—	—	(2,738)
Other financing activities	—	—	(181)
Net cash (used in) provided by financing activities	(2,452)	(102,934)	58,743
Foreign currency effects on cash, cash equivalents, restricted cash, and restricted cash equivalents	(115)	617	41
Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	41,352	(119,176)	43,563
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	39,044	158,220	114,657
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$80,396	$39,044	$158,220

Reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents at end of period:
Cash and cash equivalents	$74,477	$34,579	$152,590
Restricted cash and cash equivalents included in restricted cash and cash equivalents and restricted bank time deposits	5,825	4,302	3,486
Restricted cash and cash equivalents included in other assets	94	163	2,144
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$80,396	$39,044	$158,220

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

Basis of Presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP).

The currency of the primary economic environment in which the operations of Cognyte and certain subsidiaries are conducted is the U.S. dollar ("dollar"); thus, the dollar is the functional currency of Cognyte and certain subsidiaries.

Cognyte and certain subsidiaries' transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with ASC 830, “Foreign Currency Matters”. All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses, as appropriate.

For those subsidiaries whose functional currency has been determined to be a non-dollar currency, assets and liabilities are translated at year-end foreign currency exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

The accompanying consolidated financial statements include a joint venture in which we hold a 50% equity interest. The joint venture is a variable interest entity (“VIE”) in which we are the primary beneficiary as we have the power to direct the activities that are most significant to the VIE. The joint venture’s activities primarily include promoting transactions with end customers as well as negotiating their commercial terms, providing local technical support and interfacing with customers. The noncontrolling interest in the less than wholly owned subsidiary is reflected within equity in our consolidated balance sheets, but separately from our equity.

Equity investments in companies in which we have less than a 20% ownership interest and cannot exercise significant influence, and which do not have readily determinable fair values, are accounted for at cost, adjusted for changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer, less any impairment.

To maintain consistency and comparability, certain amounts from prior periods have been reclassified to conform to current period presentation with no effect on net income or stockholders’ equity as previously reported.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments having an original maturity of three months or less.

Restricted Cash and Cash Equivalents, and Restricted Bank Time Deposits

Restricted cash and cash equivalents, and restricted bank time deposits are mainly pledged as collateral for performance guarantees.

Investments

Our investments generally consist of bank time deposits with remaining maturities in excess of 90 days at the time of purchase. We held no marketable debt securities at January 31, 2024 and 2023. Investments with maturities in excess of one year are included in other assets.

Accounts Receivable, net

Accounts receivable are comprised of invoiced amounts due from customers for which we have an unconditional right to collect and are not interest-bearing. Credit is extended to customers based on an evaluation of their financial condition and other factors. We generally do not require collateral or other security to support accounts receivable. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for credit losses.

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

We grant credit terms to our customers in the ordinary course of business. Concentrations of credit risk with respect to accounts receivable and contract assets are generally limited due to the large number of customers comprising our customer base and their dispersion across different industries and geographic areas. We have both direct and indirect contracts with two governments outside the United States, that combined accounted for $42.6 million and $54.2 million of our aggregated accounts receivable and contract assets, at January 31, 2024 and 2023, respectively. We believe our contracts with these governments present insignificant credit risk.

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

The following table summarizes the activity in our credit losses for the years ended January 31, 2024, 2023, and 2022:

	Year Ended January 31,
(in thousands)	2024	2023	2022
Allowance for credit losses, beginning of year	$1,583	$2,110	$4,559
Provisions charged to expense	2,578	2,824	342
Amounts written off	(7)	(3,080)	(2,791)
Business divestiture	(62)	(308)	—
Other, including fluctuations in foreign exchange rates	(1)	37	—
Allowance for credit losses, end of year	$4,091	$1,583	$2,110

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

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method based over the estimated useful lives of the assets. The vast majority of equipment, furniture and other is depreciated over periods ranging from three to six years. Software is typically depreciated over a period of four years. Buildings are typically depreciated over fifty years. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term.

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

We operate as one reporting unit. In testing for goodwill impairment, we may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount. If we elect to bypass a qualitative assessment, or if our qualitative assessment indicates that goodwill impairment is more likely than not, we perform quantitative impairment testing. If our quantitative testing determines that the carrying value of the reporting unit exceeds its fair value, goodwill impairment is recognized in an amount equal to that excess, limited to the total goodwill allocated to our reporting unit. For each of the three years in the period ended January 31, 2024, 2023 and 2022, no impairment was identified.

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

Revenue Recognition

We account for revenue in accordance with ASC 606, Revenue from Contracts with Customers. For additional details please refer to note 4, “Revenue Recognition”.

Cost of Revenue

Our cost of revenue includes costs of materials, compensation and benefit costs for operations and service personnel, subcontractor costs, royalties and license fees related to third-party software included in our products and third-party SaaS providers, cloud infrastructure costs, depreciation of equipment used in operations and service, amortization of capitalized software development costs, provision for slow moving inventory, and certain purchased intangible assets, travel expenses associated with provision of installation, training, consulting and development services resources dedicated to project management and an allocation of overhead costs, such as facility, information technology, operations costs, and other overhead expenses. Costs that relate to materials and software are generally expensed upon shipment and costs related to travel, subcontractors, and personnel and related expenses are generally expensed as incurred in the period in which the personnel related services are performed. Refer to Note 4, “Revenue Recognition” under the heading “Costs to Obtain and Fulfill Contracts” for further details regarding customer contract costs.

Research and Development, net

With the exception of certain software development costs, all research and development costs are expensed as incurred, and consist primarily of personnel and consulting costs, travel, depreciation of research and development equipment, and related overhead and other costs associated with research and development activities.

We used to receive and we might receive non-refundable grants from the Israeli Innovation Authority (“IIA”) that fund a portion of our research and development expenditures. We have elected to enter only into non-royalty-bearing arrangements with the IIA which do not require us to pay royalties. Funds received from the IIA are recorded as a reduction to research and development expense. Royalties, to the extent paid, are recorded as part of our cost of revenue.

We also periodically derive benefits from participation in certain government-sponsored programs in other jurisdictions, for the support of research and development activities conducted in those locations.

Software Development Costs

Costs incurred to acquire or develop software to be sold, leased or otherwise marketed are capitalized after technological feasibility is established, and continue to be capitalized through the general release of the related software product. Amortization of capitalized costs begins in the period in which the related product is available for general release to customers and is recorded on a straight-line basis, which approximates the pattern in which the economic benefits of the capitalized costs are expected to be realized, over the estimated economic lives of the related software products, generally over a period of up to 4 years.

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

Transactions denominated in currencies other than a functional currency are converted to the functional currency on the transaction date, and any resulting assets or liabilities are further remeasured at each reporting date and at settlement. Gains and losses recognized upon such remeasurements are included within Other income (expenses), net in the consolidated statements of operations. We recorded net foreign currency losses of $0.8 million, $0.1 million and $3.1 million for the years ended January 31, 2024, 2023, and 2022, respectively.

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

Stock-Based Compensation

Certain Company employees participate in a stock-based compensation plan sponsored by Cognyte. Awards granted under the plan are based on Cognyte’s common shares and, as such, are included in Additional Paid in Capital. The Company accounts for share-based compensation under ASC 718, Compensation - Stock Compensation, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations. The Company estimates the expected forfeitures as of the awards grant date, and revised if necessary in subsequent periods, if actual forfeitures differ from those estimates.

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

Leases

We are accounting for leases according to ASC 842, Leases. We determine if an arrangement is a lease at inception. Operating lease assets are presented as operating lease right-of-use (“ROU”) assets, and corresponding operating lease liabilities are presented within accrued expenses and other current liabilities (current portions), and as operating lease liabilities (long-term portions), on our consolidated balance sheets.

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

Tax indemnification

Income tax indemnifications are contractual arrangements established between two parties whereby one party will reimburse the other for income taxes paid to a taxing authority related to tax positions that arose (typically) prior to a transaction. If we are a primary obligor to the taxing authority, we should account for any tax exposure pursuant to the uncertain tax provision guidance of ASC 740 Income taxes. If we are not a primary obligor to the taxing authority, we should account for the tax risk pursuant to ASC 460, Guarantees, which requires the use of the greater of the fair value of the indemnity or the contingent liability required to be recognized under ASC 450, Contingencies.

In accordance with the Tax Matters Agreement entered between the Company and Verint in conjunction with the spin-off, the Company had an indemnification obligation to Verint with respect to some or all of the resulting tax to Verint under the Tax Matters Agreement in the amount of $4.7 million for the year ended January 31, 2023. During the fourth quarter of the year ended January 31, 2024, the uncertain tax positions associated with Verint, as well as the corresponding indemnification asset, were reversed due to the expiration of the statute of limitations.

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

Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

In October 2021, the FASB issued ASU 2021-08 Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. The guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The adoption of this guidance does not have a material impact on the Company’s consolidated financial statements.

New Accounting Pronouncements Not Yet Effective

In November 2023, the FASB issued ASU 2023-07 Segment Reporting (Topic 280): Improvements to reportable segment disclosures. The amendments in this update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating these amendments to determine the impact it may have on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosure. The amendments in this update intended to address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments should be applied on a prospective basis. The amendments are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating these amendments to determine the impact it may have on its consolidated financial statements.

3. RELATED PARTY TRANSACTIONS

Related party transactions with Bank Leumi

During October 2022, Zvika Naggan, a member of our board of directors, was appointed to serve as member of the board of directors of Bank Leumi. Effective as of December 31, 2023 we have extended the revolving credit facility with Bank Leumi Le-Israel B.M. (“Bank Leumi”), an Israeli bank. Under the credit facility with Bank Leumi, we were provided with a total of up to $35 million in borrowings, made available to the Company for two years, through January 2026. Our obligations under the credit facility are guaranteed by certain customary affirmative and restrictive covenants for credit facilities of this type. The credit facilities also contain financial covenants which are measured at the end of each quarter.

As of January 31, 2024 we did not withdraw any funds from the credit facility with Bank Leumi.

Related party transactions with Verint

In connection with the spin-off we entered into a Separation and Distribution Agreement with Verint related to the separation and distribution. In addition, we entered into several other agreements with Verint prior to completion of the spin-off to effect the separation and provide a framework for our relationship with Verint after the spin-off, including a Tax Matters Agreement, an Employee Matters Agreement, an Intellectual Property Cross License Agreement, and a Trademark Cross License

Agreement. In the years ended January 31, 2024 and 2023, we incurred net income (expenses) of $4.7 million and $(4.7) million, respectively in relation to the Tax Matters Agreement with Verint. See also note “17. Commitment and Contingencies”.

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

2) Identify the performance obligations in the contract
Performance obligations promised in a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the goods or services either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the goods or services is separately identifiable from other promises in the contract. To the extent a contract includes multiple promised goods or services, we must apply judgment to determine whether promised goods or services are capable of being distinct and are distinct in the context of the contract. If these criteria are not met, the promised goods or services are accounted for as a combined performance obligation. Generally, our contracts do not include non-distinct performance obligations, but certain contracts require design, development, or significant customization of our products to meet the customer’s specific requirements, in which case the products and services promised do not represent a distinct performance obligation and are combined into one distinct performance obligation. Additionally, our subscription license offerings provide customers with access to and the right to utilize ongoing support to ensure our software is continuously up-to-date with the latest cyber security capabilities. We consider our software subscription licenses and access to critical support to be a single performance obligation.

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

4) Allocate the transaction price to the performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. However, if a series of distinct goods or services that are substantially the same qualifies as a single performance obligation in a contract with variable consideration, we must determine if the variable consideration is attributable to the entire contract or to a specific part of the contract. We allocate the variable amount to one or more distinct performance obligations but not all or to one or more distinct services that forms a part of a single performance obligation, when the payment terms of the variable amount relate solely to our efforts to satisfy that distinct performance obligation and it results in an allocation that is consistent with the overall allocation objective of ASC 606. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative stand-alone selling price basis unless the transaction price is variable and meets the criteria to be allocated entirely to a performance obligation or to a distinct good or service that forms part of a single performance obligation. We determine stand-alone selling price (“SSP”) based on the price at which the performance obligation is sold separately. If the SSP is not observable through past transactions, we estimate the SSP taking into account available information such as market conditions, including geographic or regional specific factors, competitive positioning, internal costs, profit objectives, and internally approved pricing guidelines related to the performance obligation.

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

Our solutions are generally sold with warranties that typically range from 1 year to 3 years. These warranties do not represent an additional performance obligation as services beyond assuring that the software license and hardware comply with agreed-upon specifications are not provided.

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

	Year Ended January 31,
(in thousands)	2024	2023	2022
Revenue by recurrence:
Recurring revenue	$167,634	$197,398	$230,969
Nonrecurring revenue	145,770	114,664	243,073
Total revenue	$313,404	$312,062	$474,042

Contract Balances

The following table provides information about accounts receivable, contract assets, and contract liabilities from contracts with customers:

	January 31,
(in thousands)	2024	2023
Accounts receivable, net	$113,260	$113,201
Contract assets, net	$8,859	$17,476
Contract liabilities	$93,778	$94,882
Long-term contract liabilities	$29,362	$14,382

We receive payments from customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract assets are rights to consideration in exchange for goods or services that we have transferred to a customer when that right is conditional on something other than the passage of time. The majority of our contract assets represent unbilled amounts related to arrangements where our right to consideration is subject to the contractually agreed upon billing schedule. We expect billing and collection of our contract assets to occur within the next twelve months. We incurred asset impairment related to contract assets in the amount of $1.4 million for the year ended January 31, 2024. During the years ended January 31, 2024 and 2023, we transferred $14.4 million and $16.3 million, respectively, to accounts receivable from contract assets recognized at the beginning of each period, as a result of the right to the transaction consideration becoming unconditional. We recognized $7.4 million and $10.3 million of contract assets during the years ended January 31, 2024 and 2023, respectively. During the year ended January 31, 2023, the Company divested a portion of its business, as described in Note 7. As a result, the Company divested $2.1 million of its contract assets.

There are two customers that accounted for a combined $42.6 million and $54.2 million of our aggregated accounts receivable and contract assets at January 31, 2024 and 2023, respectively. These amounts result from both direct and indirect contracts with governments outside of the U.S. which we believe present insignificant credit risk.

Contract liabilities represent consideration received or consideration which is unconditionally due from customers prior to transferring goods or services to the customer under the terms of the contract. Revenue recognized during the years ended January 31, 2024 and 2023 from amounts included in contract liabilities at the beginning of each period was $76.6 million and $61.3 million, respectively.

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

The following table provides information about our RPO:

	January 31,
(in thousands)	2024	2023
RPO:
Expected to be recognized within 1 year	$302,524	$280,662
Expected to be recognized in more than 1 year	289,383	302,329
Total RPO	$591,907	$582,991

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

Total capitalized costs to obtain contracts were $12.6 million as of January 31, 2024, of which $10.1 million is included in prepaid expenses and other current assets and $2.6 million is included in other assets on our consolidated balance sheet. Total capitalized costs to obtain contracts were $9.7 million as of January 31, 2023, of which $7.4 million is included in prepaid expenses and other current assets and $2.3 million is included in other assets on our consolidated balance sheet. During the years ended January 31, 2024, 2023, and 2022, we expensed $15.6 million, $13.3 million, and $24.4 million, respectively, of sales and agent commissions, which are included in selling, general and administrative expenses.

We capitalize costs incurred to fulfill our contracts when the costs relate directly to the contract and are expected to generate resources that will be used to satisfy the performance obligation under the contract and are expected to be recovered through revenue generated under the contract. Costs to fulfill contracts are expensed to cost of revenue as we satisfy the related performance obligations. Total capitalized costs to fulfill contracts were $1.8 million as of January 31, 2024, of which $1.5 million is included in prepaid expenses and other current assets and $0.4 million is included in other assets on our consolidated balance sheet. Total capitalized costs to fulfill contracts were $2.5 million as of January 31, 2023, of which $2.4 million is included in prepaid expenses and other current assets and $0.1 million is included in other assets on our consolidated balance sheet. Deferred cost of revenue is classified in its entirety as current or long-term based on whether the related revenue will be recognized within twelve months of the origination date of the arrangement. The amounts capitalized primarily relate to prepaid third-party cloud costs. During the years ended January 31, 2024, 2023, and 2022, we amortized $2.3 million, $3.9 million, and $7.8 million, respectively, of contract fulfillment costs.

5. SHORT TERM LOAN

We entered into two revolving credit facilities effective upon the completion of the spin-off, February 1, 2021, which were valid for three years until January 31, 2024 and provided for a total of up to $100 million in total borrowings. Based on the Company’s financial objectives, current cash balance and expected cash, we have extended these two revolving credit facilities effective as of December 31, 2023 and January 24, 2024, for an additional two years through January, 2026 which provide for a total of up to $65 million in total borrowings. As of January 31, 2024, we do not have any withdrawn funds from the revolving credit facilities. Interest rates on both facilities are based on Term SOFR plus a margin of 3.26% - 3.31%. We did not incur interest expenses related to our revolving credit facilities for the year ended January 31, 2024. Interest expenses in the amount of $1.6 million were incurred for the year ended January 31, 2023. In addition, we are required to pay a commitment fee with respect to unused credit under the credit facilities at a rate of 0.75% per annum. The commitment fee incurred with respect to unused credit under the credit facilities was $0.7 million and $0.3 million for the years ended January 31, 2024 and 2023, respectively.

Our obligations under the credit facilities are guaranteed by certain customary affirmative and restrictive covenants for credit facilities of this type. The credit facilities also contain financial covenants which are measured at the end of each quarter. With respect to the two years extensions, we have negotiated updated financial covenants in the credit facilities with the banks. The current financial covenants are:

1.The equity shall not decrease below $165 million or below 30% of Cognyte’s total consolidated assets.
2.Cognyte shall maintain, on consolidated basis, an amount of unrestricted cash and cash equivalents (including short term investments) of at least $25 million.
3.The current assets shall be higher than current liabilities.

4.The unrestricted net cash (total cash, cash equivalents and short term investments less total debt) shall be higher than $15 million.

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

As at January 31, 2024 and 2023 we met all the financial covenants.

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

For the year ended January 31, 2022, we recorded benefits of $0.2 million, within selling, general and administrative expenses for changes in the fair values of contingent consideration obligations associated with business combinations. All remaining contingent consideration obligations associated with business combinations were fully paid during the financial year ended January 31, 2022.

Payments of contingent consideration earned under these agreements were $2.7 million for the years ended January 31, 2022.

7. DIVESTITURE

On December 1, 2022 Cognyte sold SIS to Volaris group (“Volaris”). The sale was accomplished by $42.4 million in cash purchase and $4.7 million in hold back (recorded in Prepaid expenses and other current assets as of January 31, 2023) which was paid during the year ended January 31, 2024. The sale included equity interests, assets and liabilities attributable to the SIS business for a total consideration of $47.1 million, plus a performance based earn-out, if and to the extent earned. As of January 31, 2024 performance targets were not reached. The SIS sale resulted in a pre-tax gain on sale of $5.8 million, net of $4.7 million closing costs included in Other income (expenses), net in the consolidated statements of operations. The sale price is subject to adjustment based on changes in actual closing net working capital. Final potential working capital adjustments are pending. The sale price was adjusted during the year ended January 31, 2024 based on changes in actual closing net working capital and the completion of asset transfer which resulted in an additional pre-tax gain of $4.8 million recorded within other income.

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

The following is a summary of the assets and liabilities distributed as part of the SIS completed sale as of January 31, 2024:

As of January 31,
(in thousands)	2024
Current assets:
Accounts receivable	$5,719
Contract assets, net	2,091
Inventories	731
Prepaid expenses and other current assets	407
Total current assets	8,948
Property and equipment, net	1,424
Operating lease right-of-use assets	710
Goodwill	31,865
Intangible assets, net	415
Deferred income taxes	162
Other assets	3,392
Total assets	$46,916

Current liabilities:
Accounts payable	$1,327
Accrued expenses and other current liabilities	1,257
Contract liabilities	5,863
Total current liabilities	8,447
Long-term contract liabilities	946
Operating lease liabilities	510
Total liabilities	$9,903

8. INTANGIBLE ASSETS AND GOODWILL

Acquisition-related intangible assets consisted of the following as of January 31, 2024 and 2023:

	January 31, 2024
(in thousands)	Cost	Accumulated Amortization	Net
Intangible assets with finite lives:
Acquired technology	$53,118	$(53,118)	$—
Customer relationships	1,451	(1,193)	258
Distribution network	2,000	(2,000)	—
Total intangible assets	$56,569	$(56,311)	$258

	January 31, 2023
(in thousands)	Cost	Accumulated Amortization	Net
Intangible assets with finite lives:
Acquired technology	$61,058	$(61,058)	$—
Customer relationships	3,550	(3,002)	549
Trade names	805	(704)	101
Distribution network	2,000	(2,000)	—
Total intangible assets	$67,413	$(66,764)	$650

Total amortization expense recorded for acquisition-related intangible assets was $0.4 million, $1.4 million and $2.1 million for the years ended January 31, 2024, 2023, and 2022, respectively.

Estimated future amortization expense on finite-lived acquisition-related intangible assets is as follows:

(in thousands)
Years Ending January 31,	Amount
2025	$258
Total	$258

No impairments of acquired intangible assets were recorded during the year ended January 31, 2024. We wrote-off fully amortized intangibles in the amount of $10.9 million during the year ended January 31, 2024. We recorded $0.7 million of impairments for certain acquired technology assets for the year ended January 31, 2023. These impairments are reflected in both software cost of revenue and selling, general and administrative expenses of $0.6 million and $0.1 million, respectively. No impairments of acquired intangible assets were recorded during the year ended January 31, 2022.

The change in the net carrying amount of goodwill activity for the years ended January 31, 2024 and 2023 was as follows:

(in thousands)	Amount
Goodwill at January 31, 2022	$158,233
Foreign currency translation	119
Business divestiture	(31,865)
Goodwill at January 31, 2023	$126,487
Foreign currency translation	76
Goodwill at January 31, 2024	$126,563

During the year ended January 31, 2023, the Company divested a portion of its business, as described in Note 7. As a result, the Company allocated a portion of its total goodwill to the divested business, based on the relative fair value associated with the divested business, in the amount of $31.9 million.

No goodwill impairment was identified for the years ended January 31, 2024, 2023 and 2022.

9. SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENT INFORMATION

Consolidated Balance Sheets

Inventories consisted of the following as of January 31, 2024 and 2023:

	January 31,
(in thousands)	2024	2023
Raw materials	$12,124	$17,337
Work-in-process	6,751	7,057
Finished goods	5,709	869
Total inventories	$24,584	$25,263

Property and equipment, net consisted of the following as of January 31, 2024 and 2023:

	January 31,
(in thousands)	2024	2023
Land and buildings	$2,854	$2,854
Leasehold improvements	12,368	13,486
Software	26,355	27,889
Equipment, furniture and other	51,551	54,617
Total cost	93,128	98,846
Less: accumulated depreciation and amortization	(68,744)	(72,971)
Total property and equipment, net	$24,384	$25,874

Depreciation expense on property and equipment was $9.9 million, $11.7 million and $15.5 million in the years ended January 31, 2024, 2023, and 2022, respectively.

Prepaid expenses and other current assets consisted of the following as of January 31, 2024 and 2023:

	January 31,
(in thousands)	2024	2023
Prepaid expenses	$26,701	$29,081
Deferred cost of revenue	1,451	2,347
Income tax receivables	4,249	7,028
Foreign currency forward contracts	1,792	288
Other	942	595
Total prepaid expenses and other current assets	$35,135	$39,339

Other assets consisted of the following as of January 31, 2024 and 2023:

	January 31,
(in thousands)	2024	2023
Long-term restricted cash and time deposits	$137	$203
Capitalized software development costs, net	8,370	9,706
Deferred commissions	2,567	2,339
Long-term deferred cost of revenue	390	127
Long-term security deposits	132	6
Noncontrolling investments accounted under ASC 321	7,186	7,046
Other	353	534
Total other assets	$19,135	$19,961

Accrued expenses and other current liabilities consisted of the following as of January 31, 2024 and 2023:

	January 31,
(in thousands)	2024	2023
Compensation and benefits	$45,476	$38,253
Distributor and agent commissions	9,630	10,345
Operating lease obligations - current portion	5,413	6,604
Income taxes	3,428	3,121
Taxes other than income taxes	8,447	12,720
Fair value of derivatives - current portion	223	1,592
Other	3,209	5,662
Total accrued expenses and other current liabilities	$75,826	$78,297

Other liabilities consisted of the following as of January 31, 2024 and 2023:

	January 31,
(in thousands)	2024	2023
Unrecognized tax benefits, including interest and penalties	$5,810	$9,563
Obligations for severance compensation	1,796	2,104
Total other liabilities	$7,606	$11,667

Consolidated Statements of Operations

Other income (expense), net consisted of the following for the years ended January 31, 2024, 2023, and 2022:

	Year Ended January 31,
(in thousands)	2024	2023	2022
Gain from business divestiture	$4,768	$5,764	$—
Gains on investments, net	$—	$1,660	$729
Foreign currency losses, net	$(846)	$(51)	$(3,140)
(Losses) gains on derivative financial instruments, net	$(330)	$(426)	$133
Other (expense) income, net	(677)	204	(403)
Total other income (expense), net	$2,915	$7,151	$(2,681)

Consolidated Statements of Cash Flows

The following table provides supplemental information regarding our consolidated cash flows for the years ended January 31, 2024, 2023, and 2022:

	Year Ended January 31,
(in thousands)	2024	2023	2022
Cash paid for interest, including commitment fee	$663	$1,978	$470
Cash payments of income taxes, net	$6,766	11,284	8,232
Non-cash investing and financing transactions:
Accrued but unpaid purchases of property and equipment	$163	972	1,166
Extinguishment of liability with stocks	$3,856	—	2,514
Inventory transfers to property and equipment	$1,639	1,474	537

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

The following table summarizes changes in the components of our accumulated other comprehensive loss for the years ended January 31, 2024, 2023, and 2022:

(in thousands)	Unrealized Gains (Losses) on Derivative Financial Instruments Designated as Hedges	Foreign Currency Translation Adjustments	Total
Balance at January 31, 2021	559	(16,064)	(15,505)
Other comprehensive income (loss) before reclassifications	1,229	(5)	1,224
Amounts reclassified out of accumulated other comprehensive income	2,398	—	2,398
Net current period OCI	(1,169)	(5)	(1,174)
Balance at January 31, 2022	(610)	(16,069)	(16,679)
Other comprehensive (loss) income before reclassifications	(6,148)	1,382	(4,766)
Amounts reclassified out of accumulated other comprehensive income	(6,131)	—	(6,131)
Net current period OCI	(16)	1,382	1,365
Balance at January 31, 2023	(626)	(14,687)	(15,314)
Other comprehensive (loss) income before reclassifications	(4,256)	456	(3,800)
Amounts reclassified out of accumulated other comprehensive income	(6,484)	—	(6,484)
Net current period OCI	2,228	456	2,684
Balance at January 31, 2024	$1,602	$(14,231)	$(12,630)

All amounts presented in the table above are net of income taxes, if applicable. The accumulated net income in foreign currency translation adjustments primarily reflect the weakening of the U.S. dollar against the Brazilian real, which has resulted in higher U.S. dollar-translated balances of Brazilian real, and the strengthening of the U.S. dollar against the Singapore dollar, which has resulted in lower U.S. dollar-translated balances of Singapore dollar.

The amounts reclassified out of accumulated other comprehensive loss into the consolidated statements of operations, with presentation location, for the years ended January 31, 2024, 2023, and 2022, were as follows:

	Year Ended January 31,			Financial Statement Location
(in thousands)	2024	2023	2022
Unrealized (losses) gains on derivative financial instruments:
Foreign currency forward contracts	$(10)	$(54)	$6	Cost of software revenue
	(97)	(278)	40	Cost of software service revenue
	(643)	(311)	225	Cost of professional service and other revenue
	(2,893)	(3,009)	1,190	Research and development, net
	(2,841)	(2,479)	853	Selling, general and administrative
	(6,484)	(6,131)	2,314	Total, before income taxes
	—	—	84	(Provision) benefit for income taxes
	$(6,484)	$(6,131)	$2,398	Total, net of income taxes

11. RESEARCH AND DEVELOPMENT, NET

Our gross research and development expenses for the years ended January 31, 2024, 2023, and 2022, were $107.3 million, $140.4 million and $143.7 million, respectively. We had no reimbursements from the IIA and other government grant programs for the year ended January 31, 2024 and 2023. Reimbursements from the IIA and other government grant programs amounted to $0.3 million for the year ended January 31, 2022, which were recorded as reductions of gross research and development expenses.

We capitalize certain costs incurred to develop our commercial software products, and we then recognize those costs within cost of software revenue as the products are available for sale. Activity for our capitalized software development costs for the years ended January 31, 2024, 2023, and 2022, was as follows:

	Year Ended January 31,
(in thousands)	2024	2023	2022
Capitalized software development costs, net, beginning of year	$9,706	$13,920	$11,315
Software development costs capitalized during the year	2,034	3,408	6,033
Amortization of capitalized software development costs	(3,370)	(4,708)	(3,291)
Business divestiture	—	(2,922)	—
Write-offs of capitalized software development costs	—	—	(142)
Foreign currency translation and other	—	8	5
Capitalized software development costs, net, end of year	$8,370	$9,706	$13,920

During the years ended January 31, 2024 and 2023 there were no write-offs of capitalized software development costs. During the year ended January 31, 2022 we recorded an impairment charge of 0.1 million, in software cost of revenue, reflecting the write-off of previously capitalized software development costs that were deemed non-recoverable based on our expectations of future market conditions.

12. INCOME TAXES

The components of income (loss) before provision for income taxes for the years ended January 31, 2024, 2023, and 2022 were as follows:

	Year Ended January 31,
(in thousands)	2024	2023	2022
U.S.	$(11,360)	$(18,240)	$(9,596)
Non-U.S.	(1,899)	(78,755)	17,857
Total income before provision for income taxes	$(13,259)	$(96,995)	$8,261

The provision for income taxes for the years ended January 31, 2024, 2023, and 2022 consisted of the following:

	Year Ended January 31,
(in thousands)	2024	2023	2022
Current provision (benefit) for income taxes:
U.S. Federal	$(4,116)	$5,161	$—
U.S. State	(120)	204	(11)
Non-U.S.	5,738	7,546	12,668
Total current provision (benefit) for income taxes	1,502	12,911	12,657
Deferred provision (benefit) for income taxes:
U.S. Federal	(199)	2,155	(1,143)
U.S. State	(52)	(414)	53
Non-U.S.	(2,865)	(1,696)	6,950
Total deferred provision (benefit) for income taxes	(3,116)	45	5,860
Total provision for income taxes	$(1,614)	$12,956	$18,517

Although Cognyte is organized as an Israeli limited company, on November 24, 2020 Verint obtained a U.S. Tax Ruling that Cognyte will be treated as a United States corporation for U.S. federal income tax purposes. The reconciliation of the U.S. federal statutory rate to our effective tax rate on income before provision for income taxes for the years ended January 31, 2024, 2023, and 2022 was as follows:

	Year Ended January 31,
(dollars in thousands)	2024	2023	2022
U.S. federal statutory income tax rate	21.0%	21.0%	21.0%

Income tax provision at the U.S. federal statutory rate	$(2,785)	$(20,369)	$1,735
U.S. State income tax (benefit) provision	(172)	(156)	40
Non-U.S. tax rate differential	1,187	8,636	2,892
Tax incentives	(196)	(158)	(2,671)
Valuation allowances	2,267	7,450	12,731
Non-deductible expenses/non-taxable income	46	491	255
Business divestiture	111	7,372	—
Tax contingencies	(5,136)	6,286	2,056
Stock based and other compensation	954	1,102	898
U.S. tax effects of non-U.S. operations	2,162	2,316	540
Other, net	(52)	(14)	41
Total provision for income taxes	$(1,614)	$12,956	$18,517
Effective income tax rate	12.2%	(13.4)%	224.1%
The change in gross unrecognized tax benefits during fiscal year 2023 included an uncertain tax position that should have been recognized beginning in fiscal year 2019. The net unrecognized tax benefit associated with this uncertain tax position amounted to $4.7 million as of January 31, 2023, which was recognized as an out-period-correction in the fourth quarter of fiscal year January 31, 2023. In addition, as disclosed in Note “17. COMMITMENTS AND CONTINGENCIES”, since the uncertain tax position originated prior to the Spin-Off Date, we had indemnified Verint for this amount under the Tax Matters Agreement between Verint and Cognyte that became effective on the Spin-Off Date. The rollover impact of this out-of-period correction was not material, individually or in the aggregate, to any of the Company’s previously reported net loss, comprehensive loss, or basic and fully diluted loss per common share. During the fourth quarter of fiscal year ending January 31, 2024, the uncertain tax positions associated with Verint, as well as the corresponding indemnification asset, were reversed due to the expiration of the statute of limitations.

Our operations in Israel have been granted “Approved Enterprise” (“AE”) status by the Investment Center of the Israeli Ministry of Industry, Trade and Labor, and “Beneficial Enterprise” (“BA”) (after the 2005 Amendment) which makes us eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959 (the “Investment Law”). Under the terms of the programs, income attributable to an “AE” or “BA” is exempt from income tax for a period of two years and is subject to a reduced income tax rate for the subsequent five to eight years, depending on the geographic location of the enterprise in Israel (generally 10% - 25%, depending on the percentage of non-Israeli investment in the company). Pursuant to Amendment 73 to the Investment Law adopted in 2017, a company located in the center of Israel which meets the conditions for Preferred Technological Enterprise (“PTE”), is subject to a 12% tax rate on the eligible income. Income not eligible for PTE benefits is taxed at the regular corporate income tax rate of 23%. We have examined the impact of Amendment 73 and the degree to which we will qualify as a PTE and have elected to adopt it to the extent we will generate taxable income as of January 31, 2021 onwards in which case we will enjoy reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”. In addition, certain operations in Cyprus qualify for favorable tax treatment under the Cypriot Intellectual Property Regime (“IP Regime”). This legislation exempts 80% of income and gains derived from patents, copyrights, and trademarks from taxation. These tax incentives decreased our effective tax rate by 0.4%, 0.1% and 32.3% for the years ended January 31, 2024, 2023, and 2022, respectively.

Deferred tax assets and liabilities consisted of the following at January 31, 2024 and 2023:

	January 31,
(in thousands)	2024	2023
Deferred tax assets:
Loss carryforwards	$18,100	$16,219
Accrued compensation	10,996	10,741
Capitalized research and development	5,080	5,192
Inventory	1,199	43
Accrued expenses	706	126
Operating lease liabilities	—	59
Exchange rate differences	400	105
Total deferred tax assets	36,481	32,485
Deferred tax liabilities:
Deferred revenue	(565)	(1,784)
Goodwill and other intangible assets	(6,242)	(5,884)
Depreciation of property and equipment	—	(150)
Operating lease right-of-use assets	—	(59)
Other, net	(417)	(790)
Total deferred tax liabilities	(7,224)	(8,667)
Valuation allowance	(28,293)	(26,026)
Net deferred tax liabilities	$964	$(2,208)

Recorded as:
Deferred tax assets	$2,928	$823
Deferred tax liabilities	(1,964)	(3,031)
Net deferred tax liabilities	$964	$(2,208)

We had net operating loss carryforwards of approximately $142.3 million as at January 31, 2024, of which $0.4 million related to U.S. carryforwards and $141.9 million related to non-U.S. carryforwards.

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

A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended January 31, 2024 for our major operations in Israel. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. On the basis of this evaluation, as of January 31, 2024, a valuation allowance of $2.3 million has been recorded against the deferred tax assets that we do not believe are more likely than not to be realized in the foreseeable future. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income are increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth. We have recorded valuation allowances in the amount of $28.3 million and $26.0 million at January 31, 2024 and 2023, respectively.

Activity in the recorded valuation allowance consisted of the following for the years ended January 31, 2024 and 2023:

	Year Ended January 31,
(in thousands)	2024	2023
Valuation allowance, beginning of year	$(26,026)	$(18,576)
Income tax provision	(2,267)	(7,450)
Valuation allowance, end of year	$(28,293)	$(26,026)

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

For the years ended January 31, 2024, 2023, and 2022 the aggregate changes in the balance of gross unrecognized tax benefits were as follows:

	Year Ended January 31,
(in thousands)	2024	2023	2022
Gross unrecognized tax benefits, beginning of year	$10,893	$10,517	$9,872
Increases related to tax positions taken during the current year	104	1,717	1,828
(Decreases) increases related to foreign currency exchange rates	(467)	(828)	256
Reductions for spin-off from Verint	—	—	(1,439)
Reductions for tax positions of prior years	(3,167)	—	—
Lapses of statutes of limitations	(80)	(513)	—
Gross unrecognized tax benefits, end of year	$7,283	$10,893	$10,517

As of January 31, 2024, we had $7.3 million of unrecognized tax benefits, $4.6 million of which, if recognized, would impact the effective income tax rate in future periods. If the remaining $2.7 million is recognized, it would be in the form of a net operating loss carryforward, which is expected to require a full valuation allowance based on present circumstances. We recorded $0.1 million, $0.6 million and $0.4 million of net tax expense for interest and penalties related to uncertain tax positions in our provision for income taxes for the years ended January 31, 2024, 2023, and 2022, respectively. The reduction of $3.2 million of uncertain tax positions of prior periods relates primarily to liabilities associated with tax assets that are not expected to be utilized prior to their expiration. Accrued liabilities for interest and penalties were $1.2 million and $1.4 million at January 31, 2024 and 2023, respectively. Interest and penalties (expense and/or benefit) are recorded as a component of the provision for income taxes in the consolidated financial statements.

Our income tax returns are subject to ongoing tax examinations in several jurisdictions in which we operate. In Israel, we are no longer subject to income tax examination for years prior to January 31, 2019. In the U.S., our federal returns are no longer subject to income tax examination for years prior to January 31, 2021.

We regularly assess the adequacy of our provisions for income tax contingencies. As a result, we may adjust the reserves for unrecognized tax benefits for the impact of new facts and developments, such as changes to interpretations of relevant tax law, assessments from taxing authorities, settlements with taxing authorities, and lapses of statutes of expiration. We believe that it is reasonably possible that the total amount of unrecognized tax benefits at January 31, 2024 could decrease by approximately $2.1 million in the next twelve months as a result of settlement of certain tax audits or lapses of statutes of limitation. Such decreases may involve the payment of additional taxes, the adjustment of certain deferred taxes including the need for additional valuation allowances and the recognition of tax benefits.

13. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Our assets and liabilities measured at fair value on a recurring basis consisted of the following as of January 31, 2024 and 2023:

	January 31, 2024
	Fair Value Hierarchy Category
(in thousands)	Level 1	Level 2	Level 3
Assets:
Foreign currency forward contracts	$—	$1,792	$—
Consideration Asset or Liability in Business Divestitures	$—	$—	4,954
Total assets	$—	$1,792	$4,954
Liabilities:
Foreign currency forward contracts	$—	$223	$—
Total liabilities	$—	$223	$—

	January 31, 2023
	Fair Value Hierarchy Category
(in thousands)	Level 1	Level 2	Level 3
Assets:
Foreign currency forward contracts	$—	$288	$—
Total assets	$—	$288	$—
Liabilities:
Foreign currency forward contracts	$—	$1,592	$—
Total liabilities	$—	$1,592	$—

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

Contingent Consideration Asset or Liability—Business Combinations and Divestitures - The fair value of the contingent consideration related to business combinations and divestitures is estimated using a probability-adjusted discounted cash flow model. These fair value measurements are based on significant inputs not observable in the market. The key internally developed assumptions used in these models are discount rates and the probabilities assigned to the milestones to be achieved. We remeasure the fair value of the contingent consideration at each reporting period, and any changes in fair value resulting from either the passage of time or events occurring after the acquisition date, such as changes in discount rates, or in the expectations of achieving the performance targets, are recorded within selling, general, and administrative expenses. Increases or decreases in discount rates would have inverse impacts on the related fair value measurements, while favorable or unfavorable changes in expectations of achieving performance targets would result in corresponding increases or decreases in the related fair value measurements. All of our outstanding contingent consideration liabilities were fully settled during the year ended January 31, 2022. During the year ended January 31, 2024 we recorded $5 million of contingent working capital adjustments receivable on the consolidated balance sheet under “Prepaid expenses and other current assets” resulted from SIS business divestiture, see Note 7, “Divestiture.”

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

The carrying amount of our noncontrolling investments in privately-held companies without readily determinable fair values was $7.2 million and $7.0 million, on January 31, 2024 and 2023, of which $2.4 million was remeasured to fair value based on an observable transaction during the year ended January 31, 2023. These investments are included within other assets on the consolidated balance sheets. An unrealized gain of $1.7 million, which adjusted the carrying value of a noncontrolling investment, was recorded in other income (expense), net on the consolidated statements of operations for the year ended January 31, 2023. We did not recognize any impairments or other adjustments during the years ended January 31, 2024 and 2023.

14. DERIVATIVE FINANCIAL INSTRUMENTS

Our primary objective for holding derivative financial instruments is to manage foreign currency exchange rate risk when deemed appropriate. We enter into these contracts in the normal course of business to mitigate risks and not for speculative purposes.

Foreign Currency Forward Contracts

Under our risk management strategy, we periodically use foreign currency forward contracts to manage our short-term exposures to fluctuations in operational cash flows resulting from changes in foreign currency exchange rates. These cash flow exposures result from portions of our forecasted operating expenses, primarily compensation and related expenses, which are transacted in currencies other than the U.S. dollar, most notably the New Israeli Shekel. We also periodically utilize foreign currency forward contracts to manage exposures resulting from forecasted customer collections to be remitted in currencies other than the applicable functional currency, and exposures from cash, cash equivalents short-term investments and account payable denominated in currencies other than the applicable functional currency. These foreign currency forward contracts generally have maturities of no longer than twelve months.

We held outstanding foreign currency forward contracts with notional amounts of $74.4 million and $91.3 million as of January 31, 2024 and 2023, respectively.

Fair Values of Derivative Financial Instruments

The fair values of our derivative financial instruments and their classifications in our consolidated balance sheets as of January 31, 2024 and 2023 were as follows:

		January 31,
(in thousands)	Balance Sheet Classification	2024	2023
Derivative assets:
Foreign currency forward contracts:
Designated as cash flow hedges	Prepaid expenses and other current assets	$1,778	$288
Not designated as hedging instruments	Prepaid expenses and other current assets	14	—
Total derivative assets		$1,792	$288

Derivative liabilities:
Foreign currency forward contracts:
Designated as cash flow hedges	Accrued expenses and other current liabilities	$177	$914
Not designated as hedging instruments	Accrued expenses and other current liabilities	46	678
Total derivative liabilities		$223	$1,592

Derivative Financial Instruments in Cash Flow Hedging Relationships

The effects of derivative financial instruments designated as cash flow hedges on accumulated other comprehensive loss (“AOCL”) and on the consolidated statement of operations for the years ended January 31, 2024, 2023, and 2022, were as follows:

	Year Ended January 31,
(in thousands)	2024	2023	2022
Net (losses) gains recognized in AOCL:
Foreign currency forward contracts	$(2,228)	$16	$1,169

Net (losses) gains reclassified from AOCL to the consolidated statement of operations:
Foreign currency forward contracts	$(6,484)	$(6,131)	$2,314

For information regarding the line item locations of the net (losses) gains on derivative financial instruments reclassified out of AOCL into the consolidated statements of operations, see Note 10, “Accumulated Other Comprehensive Loss.”

All of the foreign currency forward contracts underlying the $1.6 million of net unrealized gains recorded in our accumulated other comprehensive loss at January 31, 2024 mature within twelve months, and therefore we expect all such gains to be reclassified into earnings within the next twelve months.

Derivative Financial Instruments Not Designated as Hedging Instruments

(Losses) gains recognized on derivative financial instruments not designated as hedging instruments in our consolidated statements of operations for the years ended January 31, 2024, 2023, and 2022, were as follows:

	Classification in Consolidated Statements of Operations	Year Ended January 31,
(in thousands)		2024	2023	2022
Foreign currency forward contracts	Other (expense) income, net	$(330)	$(426)	$133

15. STOCK-BASED COMPENSATION AND OTHER BENEFIT PLANS

Stock-Based Compensation Expense

We recognized stock-based compensation expense in the following line items on the consolidated statements of operations for the years ended January 31, 2024, 2023, and 2022:

	Year Ended January 31,
(in thousands)	2024	2023	2022
Component of (loss) income before provision for income taxes:
Cost of revenue:
Software	$(9)	$229	$229
Software service	1,071	1,078	$1,160
Professional service and other	355	2,038	$2,535

Research and development, net	2,232	8,048	$7,792
Selling, general and administrative	8,539	13,955	$21,320
Total stock-based compensation expense	12,188	25,348	$33,036
Income tax benefits related to stock-based compensation (before consideration of valuation allowances)	1,615	3,358	$4,196
Total stock-based compensation, net of taxes	$10,573	$21,990	$28,840

As of January 31, 2024, there was approximately $15.7 million of total unrecognized compensation expense, net of estimated forfeitures, related to unvested restricted stock units, which is expected to be recognized over a weighted-average period of 1.52 years.

The following table summarizes stock-based compensation expense by type of award for the years ended January 31, 2024, 2023, and 2022:

	Year Ended January 31,
(in thousands)	2024	2023	2022
Restricted stock units and restricted stock awards	$12,777	$21,759	$31,825
Stock bonus program and bonus share program	(610)	3,487	1,040
Total equity-settled awards	12,167	25,246	32,865
Phantom stock units (cash-settled awards)	21	102	171
Total stock-based compensation expense	$12,188	$25,348	$33,036

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

Cognyte periodically awards performance stock units (“PSU”) to executive officers that vest upon the achievement of specified performance goals. The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on service conditions, using the straight-line method, over the requisite service period of each of the awards, net of estimated forfeitures.

Verint also used to award RSUs to directors, officers, and other employees, and PSUs to executive officers before the spin-off. Some of the expenses recognized in the years ended January 31, 2023, and 2022 relate to awards that were initially granted by Verint to Cognyte employees before the spin-off.

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

RSUs that are expected to be settled with cash payments upon vesting, if any, are reflected as liabilities on our consolidated balance sheets. Such RSUs were insignificant at January 31, 2024, 2023, and 2022.

The following table (“Award Activity Table”) summarizes activity for RSUs and PSUs to Company personnel that reduce available plan capacity under the plans for the years ended January 31, 2024 and 2023:

	Year Ended January 31,		Year Ended January 31,
	2024		2023
(in thousands, except grant date fair values)	Shares or Units	Weighted-Average Grant-Date Fair Value	Shares or Units	Weighted-Average Grant-Date Fair Value
Opening balance	1,923	$11.02	1,901	$24.42
Granted	4,041	$4.55	2,208	$6.87
Released	(2,164)	$7.51	(1,627)	$19.53
Forfeited	(203)	$18.43	(559)	$15.43
Closing balance	3,597	$5.44	1,923	$11.02

Other Benefit Plans

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

Severance expenses for our Israeli employees for the years ended January 31, 2024, 2023, and 2022 were $6.3 million, $8.8 million, and $9.0 million respectively.

16. LEASES

We have entered into operating leases primarily for corporate offices, research and development facilities, and automobiles. Our leases have remaining lease terms of 1 year to 10 years. We do not have any finance leases as of January 31, 2024 and 2023.

The components of lease expenses for the years ended January 31, 2024, 2023 and 2022 were as follows:

	Year Ended January 31,
(in thousands)	2024	2023	2022
Operating lease expenses	$6,401	$7,695	$7,725
Variable lease expenses	1,480	2,536	2,146
Short-term lease expenses	78	243	292
Other lease related expenses	4,207	4,422	5,168
Sublease income	(875)	—	—
Total lease expenses	$11,290	$14,896	$15,331

The amounts in the table above of the component of lease expenses for the years ended January 31, 2023 and 2022 have been revised. This reclassification did not affect total lease expenses on our consolidated statements of operation for the years ended January 31, 2023 and 2022.

During the years ended January 31, 2024 and 2023, we decided to exit certain leased offices primarily due to our workforce operating under remote work environments and a decrease in the employees number, resulting in accelerated operating lease expenses of $0.3 million and $1.5 million, respectively.

Other information related to leases was as follows:

	Year Ended January 31,
(dollars in thousands)	2024	2023	2022
Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$7,201	$8,272	$8,733
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$23,293	$2,240	$3,756
Weighted average remaining lease terms
Operating leases	8 years	3 years	4 years
Weighted average discount rates
Operating leases	6.5%	4.8%	4.8%

Maturities of lease liabilities as of January 31, 2024 were as follows:

January 31, 2024
(in thousands)	Operating Leases
Year Ending January 31,
2025	$7,450
2026	6,213
2027	4,201
2028	4,063
Thereafter	23,733
Total future minimum lease payments	45,660
Less imputed interest	(12,298)
Total	$33,363

Reported as of January 31, 2024:
Accrued expenses and other current liabilities	$5,413
Operating lease liabilities	27,950
Total	$33,363

17. COMMITMENTS AND CONTINGENCIES

Unconditional Purchase Obligations

In the ordinary course of business, we enter into certain unconditional purchase obligations, which are agreements to purchase goods or services that are enforceable, legally binding, and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on current needs and are typically fulfilled by our vendors within a relatively short time horizon. As of January 31, 2024, our unconditional purchase obligations totaled approximately $28 million.

Licenses and Royalties

We license certain technology and pay royalties under such licenses and other agreements entered into in connection with research and development activities.

As discussed in Note 2, “Summary of Significant Accounting Policies”, we have received non-refundable grants from the IIA that have funded a portion of our research and development expenditures. The Israeli law under which the IIA grants are made limits our ability to manufacture products, or transfer technologies, developed using these grants outside of Israel. If we were to seek approval to manufacture products, or transfer technologies, developed using these grants outside of Israel, we could be subject to royalty requirements or be required to pay certain redemption fees. If we were to violate these restrictions, we could be required to refund any grants previously received, together with interest and penalties, and may be subject to criminal penalties.

Off-Balance Sheet Risk

In the normal course of business, we provide certain customers with financial performance guarantees, which are generally backed by bank guarantees and, in certain cases, by standby letters of credit. In general, we would only be liable for the amounts of these guarantees in the event that our nonperformance permits termination of the related contract by our customer, which we believe is remote. At January 31, 2024, we had approximately $50 million of outstanding bank guarantees and letters of credit relating primarily to these performance guarantees. As of January 31, 2024, we believe we were in compliance with our performance obligations under all contracts for which there is a financial performance guarantee, and the ultimate liability, if any, incurred in connection with these guarantees will not have a material adverse effect on our consolidated results of operations, financial position, or cash flows. Our historical non-compliance with our performance obligations has been insignificant. In addition the Company provided bank guarantees in the amount $3.6 million related to its offices in Israel and exports transaction towards the Israeli Chamber of Commerce.

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

Under the terms of the Tax Matters Agreement, we and Verint agree generally to cooperate in preparing and filing tax returns and will retain and make available tax records to the other party. Contests with taxing authorities are generally controlled by whichever of us or Verint bears the potential liability for the contested tax. However, with respect to certain income tax returns of Verint group, Verint has an exclusive right to control any contest with taxing authorities regarding tax liabilities in connection with such income tax returns, even if we are allocated all or a portion of such taxes under the terms of the Tax Matters Agreement. If any tax contest relates to a failure of the spin-off to qualify as tax-free due to the fault of Verint or us, then the party at fault will control such tax contest. The change in gross unrecognized tax benefits during fiscal year 2023 includes an uncertain tax position that should have been recognized beginning in fiscal year 2019. The net unrecognized tax benefit associated with this uncertain tax position amounted to $4.7 million as of January 31, 2023, which has been recognized as an out-period-correction in the fourth quarter of fiscal year January 31, 2023. In addition, since the uncertain tax position originated prior to the Spin-Off Date, we have indemnified Verint for this amount under the Tax Matters Agreement between Verint and Cognyte that became effective on the Spin-Off Date. The rollover impact of this out-of-period correction was not material, individually or in the aggregate, to any of the Company’s previously reported net income (loss), comprehensive income (loss), or basic and fully diluted earnings (loss) per common share. During the fourth quarter of fiscal year ending January 31, 2024, the uncertain tax positions associated with Verint, as well as the corresponding indemnification asset, were reversed due to the expiration of the statute of limitations.

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

On October 31, 2012, CTI distributed all of the outstanding shares of common stock of Comverse, Inc., its principal operating subsidiary and parent company of Comverse Limited, to CTI’s shareholders (the “Comverse Share Distribution”). In the period leading up to the Comverse Share Distribution, CTI either sold or transferred substantially all of its business operations and assets (other than its equity ownership interests in Verint and in its then-subsidiary, Comverse, Inc.) to Comverse, Inc. or to unaffiliated third parties. As the result of these transactions, Comverse, Inc. became an independent company and ceased to be affiliated with CTI, and CTI ceased to have any material assets other than its equity interests in Verint. Prior to the completion of the Comverse Share Distribution, the plaintiffs sought to compel CTI to set aside up to $150 million in assets to secure any future judgment, but the District Court did not rule on this motion. In February 2017, Mavenir Inc. became successor-in-interest to Comverse, Inc.

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

Following two unsuccessful rounds of mediation in mid to late 2018 and in mid-2019, the proceedings resumed. On April 16, 2020, the District Court accepted plaintiffs’ application to amend the motion to certify a class action and set deadlines for filing amended pleadings by the parties. CTI submitted a motion to appeal the District Court’s decision to the Supreme Court, as well as a motion to stay the proceedings in the District Court pending the resolution of the appeal. On July 6, 2020, the Supreme Court granted the motion for a stay. On July 27, 2020, the plaintiffs filed their response on the merits of the motion for leave to appeal. On December 15, 2021, the Supreme Court rejected CTI’s motion to appeal and the procedure in the District Court resumed. On February 27, 2022, CTI filed its response to the amendment motion for class certification. On April 4, 2022, a pre-trial hearing was held at the District Court, and the court has scheduled dates for the continuation of the proceedings. On July 10, 2022, following another round of mediation, the parties submitted a motion to approve a settlement agreement (the “Deutch Settlement Agreement”). According to the Deutch Settlement Agreement, subject to full and final waiver by the plaintiffs, Mavenir Inc. and/or Comverse Inc. and/or Mavenir Ltd., will pay compensation in the total amount of $16 million. On February 7, 2023 the court approved the Deutch Settlement Agreement and the first payment thereunder was made on March 2, 2023, in the amount of $6.5 million, leaving two installments of approximately $4.7 million each, one was paid in September 2023 and was paid in March 2024. It is noted that the compensation amount is comprehensive, final and absolute and includes all the amounts and expenses to be paid in connection with the Deutch Settlement Agreement. Verint serves as a guarantor for the payment of the compensation amount.

On March 1, 2023, a putative securities class action complaint was filed in the United States District Court for the Southern District of New York against Cognyte Software Ltd. (“Cognyte” or the “Company”), its Chief Executive Officer and its Chief Financial Officer (collectively, “Defendants”) on behalf of all purchasers of the Company’s common stock during the period between February 2, 2021, and June 28, 2022, and seeking unspecified damages. On November 10, 2023, Plaintiff filed an amended complaint (the “Amended Complaint”). The Amended Complaint alleges that Cognyte and its Chief Executive Officer purportedly issued false and misleading statements and made omissions in violation of U.S. federal securities laws between February 2, 2021, and January 19, 2023.

Plaintiff alleges that statements such as those in Cognyte’s code of conduct asserting that the Company operates in an ethical manner and complies with the law in the jurisdictions in which it operates, as well as its descriptions of services provided and its customer base, were purportedly false and misleading because Cognyte allegedly violated social media companies’ community standards and terms of service and the export control laws of Israel and other jurisdictions.

The Company has not accrued any losses in connection with this proceeding. The Company’s position is that this lawsuit has no merit, and it has filed a motion to dismiss the Amended Complaint..

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

The information below summarizes revenue by major geographic region for the years ended January 31, 2024, 2023, and 2022:

	Year Ended January 31,
(in thousands)	2024	2023	2022
EMEA:
Israel	$215,312	$201,610	$328,371
Germany	53,480	44,486	63,258
Other	14,950	13,208	14,127
Total EMEA	283,743	259,304	405,756
Americas:
United States	10,029	35,139	37,726
Other	7,147	9,987	17,869
Total Americas	17,176	45,126	55,595
APAC	12,486	7,633	12,691
Total revenue	$313,404	$312,062	$474,042

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

Property and equipment, net by geographic area consisted of the following as of January 31, 2024 and 2023:

	January 31,
(in thousands)	2024	2023
Israel	$18,814	$20,090
United States	290	173
Other countries	5,280	5,611
Total property and equipment, net	$24,384	$25,874

Significant Customers

The Company’s largest customers accounted for the following percentage of total revenue:

	Year Ended January 31,
	2024	2023	2022
Customer A	16.5%	17.7%	14.8%
Customer B	11.0%	10.0%	8.4%

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

19. EARNINGS PER SHARE

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year plus dilutive potential equivalent ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings per Share".

The following table summarizes the calculation of basic and diluted net income per ordinary share attributable to Cognyte for the years ended January 31, 2024, 2023, and 2022:

	Year Ended January 31,
(in thousands except share and per share data)	2024	2023	2022
Net loss	$(11,645)	$(109,951)	$(10,256)
Net income attributable to noncontrolling interest	3,925	4,181	4,634
Net loss attributable to Cognyte Software Ltd.	$(15,570)	$(114,132)	$(14,890)

Ordinary shares outstanding:
Basic shares	70,081	67,924	66,570
Effective of dilutive shares	—	—	—
Diluted shares	70,081	67,924	66,570

Net loss per share attributable to Cognyte Software Ltd.:
Basic and diluted	$(0.22)	$(1.68)	$(0.22)

For the years ended January 31, 2024, 2023, and 2022 we had 733 thousand, 480 thousand and 603 thousand potentially dilutive shares, respectively.