Form 20-F/A
period 2024-01-31
Cognyte Software Ltd.
filed 2024-04-19
CIK 1824814

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
January 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-39829

Cognyte Software Ltd.

(Exact name of registrant as specified in its charter)

Not applicable	Israel
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

33 Maskit

Herzliya Pituach

4673333, Israel

(Address of principal executive office)

Copy to:

David Abadi

33 Maskit

Herzliya Pituach

4673333, Israel

+972-9-962-2300

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
The Nasdaq Stock Market, LLC
Ordinary Shares, no par value	CGNT	(Nasdaq Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

70,996,535 Ordinary Shares, no par value, on January 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	Accelerated filer	Non-accelerated filer	Emerging growth company
☐	☒	☐	☐

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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other
☒		☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Auditor's name:	Auditor's location:	PCAOB ID:
Brightman Almagor Zohar & Co.	Tel Aviv, Israel	1197

EXPLANATORY NOTE

Cognyte Software Ltd. (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (the “Amendment”) to its Annual Report on Form 20-F for the year ended January 31, 2024, which was initially filed with the Securities and Exchange Commission (the “SEC”) on April 9, 2024 (the “Original Form 20-F”). This Amendment is being filed (i) to correct an inadvertent error made in the paragraph titled “2021 Share Incentive Plan” under item 6.B. of the Original Form 20-F where the figures “4,910,926” and “2,669,074,” describing as of March 31, 2023 the number of shares that are subject to outstanding granted awards and the number of shares available for future grants, respectively, were inadvertently transposed, and (ii) to add the amendment to the 2021 Share Incentive Plan referenced in Item 6.B. as an exhibit to the Form 20-F. This Amendment clarifies that, as of March 31, 2024, following the recent amendment to the Company’s 2021 Share Incentive Plan, the number of shares that were available for future grants was 2,669,074 in addition to 4,910,926 shares that were subject to outstanding awards as of such date.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment.

This Amendment is not intended to update other information disclosed in the Original Form 20-F. This Amendment does not reflect events occurring after the filing of the Original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendment discussed above.

TABLE OF CONTENTS

			Page
		PART I

Item 6.	6.B.	Compensation	4-6

		PART II
Item 19.		Exhibits	7-8
SIGNATURES			9

PART I

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

(1) All amounts reported in the table are in terms of cost to us accrued with respect to the year ended January 31, 2024, as recorded in our financial statements.

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

During March 2024, we amended the 2021 Plan to allow for the grant of up to an additional 2,669,074 shares under the 2021 Plan, subject to any further increases or decreases, in addition to 4,910,926 shares that were subject to outstanding awards under the 2021 Plan as of March 31, 2024.

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

The 2021 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, restricted share units and other share-based awards. Grants may be evidenced by award agreements, other contractual arrangements and/or resolutions of the Compensation Committee of our board of directors. Options granted under the 2021 Plan to our employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code or may be non-qualified stock options.

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

PART II

ITEM 19. EXHIBITS

We have filed the following documents as exhibits to this Form 20-F/A:

Incorporation by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Filed / Furnished
1.1	Articles of Association of Cognyte Software Ltd.	20FR12B/A	001-39829	January 14, 2021

2.1	Specimen of Share Certificate for Cognyte’s Ordinary Shares	20FR12B/A	001-39829	January 14, 2021

2.2	Form of Separation and Distribution Agreement	20FR12B/A	001-39829	January 14, 2021

2.3	Description of Securities				*

4.1	Form of Tax Matters Agreement	20FR12B/A	001-39829	January 14, 2021

4.2	Form of Employee Matters Agreement	20FR12B/A	001-39829	January 14, 2021

4.4	Form of Intellectual Property Cross License Agreement	20FR12B/A	001-39829	January 14, 2021

4.5	Form of Trademark Cross License Agreement	20FR12B/A	001-39829	January 14, 2021

4.6	Form of Cognyte Software Ltd. 2021 Share Incentive Plan	20FR12B/A	001-39829	January 14, 2021	***

4.6A	Amendment No. 1 to Cognyte Software Ltd. 2021 Share Incentive Plan				**

4.7	Form of Indemnification Agreement	20FR12B/A	001-39829	January 14, 2021	***

4.8	Form of Compensation Policy for Executive Officers and Directors	20FR12B/A	001-39829	January 14, 2021	***

4.9	Credit Facility, dated December 27, 2020, among Cognyte Technologies Israel Ltd., as borrower, Cognyte Software Ltd., as guarantor, and Bank Leumi Le-Israel B.M., as lender (“Leumi Credit Facility”)	20FR12B/A	001-39829	January 14, 2021

4.9A	Amendment No. 1 to the Leumi Credit Facility dated July 28, 2022	20-F	001-39829	April, 11, 2023	*†

4.9B	Amendment No. 2 to the Leumi Credit Facility dated January 31, 2023	20-F	001-39829	April, 11, 2023	*†

4.9C	Amendment No.3 to the Leumi Credit Facility dated December 31, 2023 (incorporated by reference, Exhibit 99.1)	6-K	001-39829	January 3, 2024	*

4.10D	Credit Facility, dated January 24, 2024, among Cognyte Software Ltd., as borrower or guarantor, Cognyte Technologies Israel Ltd., as borrower or guarantor, and Bank Hapoalim B.M., as lender (incorporated by reference, Exhibit 99.1).	6-K	001-39829	January 25, 2024	*

4.10E	Amended and Restated Deed of Undertaking dated January 24, 2024, among Cognyte Software Ltd., Cognyte Technologies Israel Ltd.and Bank Hapoalim B.M. (incorporated by reference, Exhibit 99.1A).	6-K	001-39829	January 25, 2024	*

8.1	List of Subsidiaries				*

12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				**

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				**

13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				**

13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				**

15.1	Consent of Brightman Almagor Zohar & Co.				*

15.2	Consent of Ron Shvili				*

15.3	Consent of Sarit Sagiv				*

97.1	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards.				*

101.INS	Inline XBRL Instance Document.				*

101.SCH	Inline XBRL Taxonomy Extension Schema Document.				*

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.				*

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.				*

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.				*

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.				*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).				*

*             Previously filed with the Original Form 20-F.

**          Filed or furnished, as applicable, herewith.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COGNYTE SOFTWARE LTD.

	By:	/s/ Elad Sharon
Name: Elad Sharon
Title: Chief Executive Officer

	By:	/s/ David Abadi
Name: David Abadi
Title: Chief Financial Officer

Date: April 19, 2024