Form 20-F
period 2025-01-31
Cognyte Software Ltd.
filed 2025-04-02
CIK 1824814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
January 31, 2025
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

33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)

David Abadi
33 Maskit
Herzliya Pituach
4673333, Israel
+972-9-962-4011
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
72,057,202 Ordinary Shares, no par value, at January 31, 2025.

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
Yes ☐ No ☑

COGNYTE SOFTWARE LTD.
i

COGNYTE SOFTWARE LTD.

ii

COGNYTE SOFTWARE LTD.

COGNYTE SOFTWARE LTD.
INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this annual report on Form 20-F for the fiscal year ended January 31, 2025 (this “Form 20-F” or “Annual Report”) using a number of conventions, which you should consider when reading the information contained herein. In this Form 20-F, “we,” “us,” “our” and “Cognyte” shall refer to Cognyte Software Ltd. together with its consolidated subsidiaries as a consolidated entity.

We are a leading software-led technology company, focused on solutions for data processing and analytics which allow customers to generate actionable intelligence from their data, thereby enabling a safer world. Our solutions empower law enforcement, national security, national and military intelligence agencies, and other organizations to navigate an increasingly complex landscape. Our offerings leverage state-of-the-art technology, including Artificial Intelligence (AI), big data analytics and advanced machine learning, to enable smarter, faster decisions for successful outcomes. Hundreds of customers rely on our solutions to uncover critical insights from past events and anticipate emerging threats. By harnessing AI-driven intelligence, we accelerate investigations with exceptional speed and accuracy while enabling our customers to better anticipate, predict and mitigate threats with greater precision.

Formerly a business unit of Verint Systems Inc. (“Verint”), we were formed in May 2020 under the name “Cognyte Software Ltd.” and, after previously being a part of Verint, we converted to an independent public company through a spin-off from Verint on February 1, 2021. Our shares are listed on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “CGNT.”
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

Our fiscal year ends on January 31 of each year. References to fiscal year ended January 31, 2022 or fiscal year 2022, refer to the fiscal year starting February 1, 2021 and ending January 31, 2022, references to fiscal year ended January 31, 2023 or fiscal year 2023 refer to the fiscal year starting February 1, 2022 and ending January 31, 2023, references to fiscal year ended January 31, 2024 or fiscal year 2024 refer to the fiscal year starting February 1, 2023 and ending January 31, 2024, and references to fiscal year ending January 31, 2025 or fiscal year 2025 refer to the fiscal year starting February 1, 2024 and ending January 31, 2025, and references to fiscal year ending January 31, 2026 or fiscal year 2026 refer to the fiscal year starting February 1, 2025 and ending January 31, 2026.

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

COGNYTE SOFTWARE LTD.
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

Projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Special Note About Forward-Looking Statements and Risk Factor Summary.” These and other factors could cause results to differ materially from those expressed in the estimates made by independent third parties and by us.

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

COGNYTE SOFTWARE LTD.
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
•Risks associated with new tariffs and retaliatory measures that may adversely affect the economy and reduce government spending.
•Risks related to the impact of disruptions to the global supply chain.
•Risks associated with the conditions in Israel including Israel’s conflicts with Hamas and other terrorist organizations in the region.
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

COGNYTE SOFTWARE LTD.
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

We generate the substantial majority of our revenue from sales to governments agencies around the world, including national, regional and local government agencies. We expect that government contracts will continue to be a significant source of our revenue for the foreseeable future. Governmental budget allocations and their impact on demand for information technology, including solutions like ours, are significantly impacted by macroeconomic changes that governments may face. Such changes include global and regional conflicts, increasing inflation and interest rates, tariffs (and related retaliatory measures), tightening credit markets, global health crises, supply challenges, changes in commodity or energy prices, and actual or threatened trade wars or restrictions on international trade. Historically, governmental agencies facing economic challenges, reduced budgets, liquidity issues, restrictions on trade or other macroeconomic challenges have deferred purchase decisions or projects related to our solutions, canceled or reduced orders, as well as delayed or defaulted on payments to us. We expect governmental agencies facing similar challenges in the future to take similar actions. As a result, our business is subject to risks arising from adverse changes in domestic and global macroeconomic and other conditions and such events have caused, and will likely continue to cause, governments around the world and other customers to delay, reduce or even cancel planned spending or projects, and may continue to impact our business and operations.

COGNYTE SOFTWARE LTD.

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

We provide products and services, directly and indirectly, to a variety of government entities around the world, including pursuant to contracts awarded to us under defense and homeland security-related programs. A majority of our revenue comes from sales to such governmental agencies, governmental authorities and government-owned companies.

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

COGNYTE SOFTWARE LTD.
•geopolitical risks from war, natural disasters, pandemics or other events;

•tariffs and related retaliatory measures;

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

In addition to reduced government spending which may result in reduced demand for our solutions, rising inflation and interest rates may result in increased costs. A significant portion of our expenses, primarily labor expenses, is denominated in New Israeli Shekels. The annual inflation rate in Israel was approximately 3% for the year ended December 31, 2024. If inflation rates in Israel and other places in which we operate or incur costs continue to increase or persist for a prolonged period of time, it may continue to affect our expenses, including, but not limited to, employee compensation expenses and benefits, and general administrative costs. In the event inflation increases beyond expectation, we may seek to increase the sales prices of our products and solutions in order to maintain satisfactory margins. Any attempts to offset cost increases with price increases may result in reduced sales, increase customer dissatisfaction or otherwise harm our reputation.

New Tariffs and Retaliatory Measures May Adversely Affect the Economy and Reduce Government Spending, Which Could Negatively Impact Our Business.

Changes in trade policies, including the imposition of new tariffs and other trade restrictions by the U.S. government, could have a significant impact on the domestic and global economy. Governments may implement tariffs on imported goods, leading to increased costs for businesses and consumers. Additionally, governments may respond with retaliatory tariffs and trade barriers, further disrupting global supply chains, increasing costs, and creating economic uncertainty.
Such trade policies could contribute to slower economic growth, higher inflation, and increased market volatility, which may, in turn, negatively impact government revenues and budgetary allocations. If economic conditions deteriorate as a result of new tariffs or retaliatory measures, government spending, particularly in areas relevant to our solutions, could be reduced. Any such reduction in government expenditures could materially and adversely affect our financial condition, results of operations, and prospects.
Furthermore, tariffs imposed in the U.S. or elsewhere could potentially affect our component and manufacturing costs, which may impact our pricing strategies and may also impact our gross margins. Such price adjustments might influence our competitive positioning in certain markets, particularly in comparison to competitors with different supply chain structures.
We cannot predict the nature, timing, or scope of future trade policies, nor the extent of their economic impact. However, any significant reduction in government spending resulting from economic downturns related to trade tensions could negatively affect demand for our products and services, disrupt our supply chain, and adversely impact our overall business operations.

The regulatory landscape may change the demand for our products and services.

The domestic and international regulatory landscape governing the sale and usage of our solutions is subject to constant change, often influenced by factors beyond our control or anticipation. Such factors may include a spectrum of elements, including the dynamic political climate, budgetary considerations, evolving international relations between countries and organizations, public sentiment, pressures from prominent institutional investors, politicians and public bodies, media and non-governmental organizations (NGOs), as well as various events in international affairs. Changes in the legislation, regulation or policies governing the sale and usage of our solutions, including changes in the interpretation of existing legislation, regulation and policies, could reduce the demand for our solutions or necessitate adjustments to product design and functionality, all in order to ensure continued compliance and competitiveness. For example, legislative requirements mandating telecommunication providers to facilitate the monitoring of communications by law enforcement, or governing the purchase and usage of security solutions similar to ours, can significantly impact the market demand for some of our solutions. Such regulations may also influence customer requirements for particular functionalities, performance standards, or adherence to technical specifications. The ability to successfully anticipate and adapt to these regulatory or policy shifts is critical to our

COGNYTE SOFTWARE LTD.
continued success. Failure to do so, whether due to an inability to foresee regulatory or policy changes or an inability to promptly redesign our products to meet evolving standards, may have a material adverse effect on our operational results.

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

Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy resulting from ongoing global or regional conflicts or any other geopolitical tensions.

Ongoing and emerging global conflicts, including the Russia- and Ukraine conflict, along with heightened geopolitical tension, have led to and could continue to cause significant market disruptions. These disruptions may include volatility in commodity prices, uncertainty in credit and capital markets, restrictions on international trade as a result of export restrictions, sanctions, and currency control measures, as well as supply chain interruptions. Additionally, coordinated sanctions, trade restrictions, and economic measures imposed by various governments in response to geopolitical events could further impact global financial stability and economic growth. Specifically, Russia’s military actions against Ukraine have led to an unprecedented, coordinated expansion of export restrictions and sanctions imposed by the United States, the European Union, the United Kingdom, and numerous other countries against Russia and Belarus. Furthermore, Russian authorities have imposed significant currency control measures, other sanctions and imposed other economic and financial restrictions. Further sanctions and export restrictions could negatively impact the global economy and financial markets and could adversely affect our business.

While we do not trade with any Russian or Belarusian governmental agencies or with any of the entities which are the target of sanctions, any of the above-mentioned factors could adversely affect our business, prospects, financial condition, and operating results and/or exacerbate other risks highlighted in this Annual Report. Disruptive impacts of conflicts and tensions, especially in countries where we have significant operations or facilities, may require us to reevaluate our operations there and/or otherwise harm our business. In addition, in response to the armed conflicts, governments may allocate budgets to military or other immediate needs, at the expense of our solutions.

Disruptions to the global supply chain have adversely affected our financial results and may negatively impact government spending.

The global supply chain remains susceptible to significant disruptions due to ongoing challenges of electronic components and labor shortages and other macroeconomic factors. These disruptions, which persisted throughout 2022, 2023 and 2024, are expected to continue into 2025 and have been exacerbated by attacks on maritime shipments in key shipping routes, posing a risk to our global supply chain. The escalating frequency of maritime security incidents and geopolitical tensions in the region raises concerns about the reliability and safety of critical international trade routes. As a result of these and / or other disruptions, we have experienced in the past and may experience in the future delays in supplier deliveries (including electronic components and other products upon which we rely), extended lead times, and increased cost of freight and insurance, purchased materials and manufacturing labor costs. The risk of ongoing supply disruptions may result in delayed deliveries of our products. If the impacts of the supply chain disruptions are more severe than we expect, it could result in even longer lead times and further increased costs, all of which could materially adversely affect our business, financial condition and results of operations. In addition, governments may reduce their budgets or defer purchase decisions until supply chain disruptions lessen.

Risk of Disruption from Regional or Global Health Crises

Regional or global health crises, and the measures taken to mitigate their effects, have disrupted in the past and may disrupt in the future our operations and financial performance. These events can disrupt supply chains, reduce customer demand for our products and services, and impact the availability of our workforce. Additionally, government responses to such health crises may lead to changes in budgetary priorities, potentially affecting our customers' spending and procurement decisions. Such disruptions could materially and adversely affect our business, financial condition, and results of operations.

COGNYTE SOFTWARE LTD.
Risks Related to the Location of Our Headquarters in Israel

Conditions in Israel, including Israel’s conflicts with Hamas and other terrorist organizations in the region, as well as political and economic instability, may adversely affect our operations and limit our ability to produce, market and sell our products, which would lead to a decrease in revenues .

We are headquartered and have significant operations in Israel. All management, and a majority of our employees and consultants, including employees of our service providers, are located in Israel. Our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel.

Since the establishment of the State of Israel in 1948 and in recent years, armed conflicts between Israel and its neighboring countries and terrorist organizations active in the region have involved missile strikes, hostile infiltration, terrorism against civilian targets in various parts of Israel, and recently abduction of soldiers and civilians.

Following the October 7th, 2023 attacks by Hamas terrorists in Israel’s southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups.

Although certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), and some Iranian proxies have declared a halt to their attacks, there is no assurance that these agreements will be upheld. Military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Also, the fall of the Assad regime in Syria may create geopolitical instability in the region.

While our facilities have not been damaged during the current war, the hostilities with Hamas, Hezbollah, Iran and its proxies and others have caused and may continue to cause damage to private and public facilities, infrastructure, utilities and telecommunication networks, and may potentially disrupt our operations and supply chains. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber-attacks. This could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses.

The continuation of the war has also led to a deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies (such as by Moody’s, S&P Global, and Fitch.)

In connection with the current war and related armed conflicts, several hundred thousand military reservists were drafted to perform immediate military service. Although many of such military reservists have since been released, they may be called up for additional reserve duty, depending on developments in the wars in Gaza and Lebanon and along Israel's other borders. Certain of our employees and consultants in Israel, in addition to employees of our service providers located in Israel, have been called up, and additional employees may be called up, for service in the current or future wars or other armed conflicts with Hamas, as well as the other pending or future armed conflicts in the region, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which may materially and adversely affect our business and results of operations. Additionally, some consultants and service providers we work with have been called to military reserve, and their inability to provide full services in the current or future wars or other armed conflicts may affect our ability to deliver or provide products and services to customers.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

The global perception of Israel and Israeli companies, influenced by the actions of international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact business operations.

Prior to the October 2023 war, the Israeli government pursued significant changes to Israel’s judicial system, sparking widespread debate and domestic unrest. More recently, efforts to advance these judicial reforms have resumed and have drawn

COGNYTE SOFTWARE LTD.
strong reactions from various sectors within Israel as well as indications from credit rating agencies about potential risks to Israel’s rating. Some organizations and institutions, both within and outside of Israel, voiced concerns that such changes could weaken institutional checks and balances and impact the overall business environment in Israel. Prolonged political instability or civil unrest stemming from these reforms, or from broader societal divisions, could disrupt economic activity and impact Israel’s financial markets. If these judicial reforms result in significant political or economic instability, they may adversely affect our business, results of operations, and our ability to raise capital.

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

As with other software-focused companies, a large amount of our quarterly business tends to come in the last few weeks, or even the last few days, of each quarter. This trend may complicate the process of accurately predicting revenue and other operating results, particularly on a quarterly basis. Our business is subject to seasonal factors that may also cause our results to fluctuate from quarter to quarter. See “Item 4B. Information on the Company—Business Overview—Seasonality”. This may also impact our ability to accurately predict our earnings, which could in turn adversely affect the trading price of our ordinary shares. For more information, see “Risks Related to our Ordinary Shares—If we do not meet the expectations of securities analysts, if they do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our ordinary shares, or, alternatively, if we do not meet our own earnings guidance, the price of our ordinary shares could decline”.

We have experienced significant customer concentration in recent periods, and our revenue levels would likely decline if any significant customer failed to purchase product or services from us at anticipated levels.

For the years ended January 31, 2025, 2024 and 2023, we had two government customers that jointly represented approximately 30%, 28%, and 28%, respectively, of our total revenue. We define a customer as an organization from which we have recognized revenue in a reporting period. In situations where we sell to a governmental organization that acts on behalf of multiple agencies or departments, we treat that organization as the customer for reporting purposes notwithstanding that each of the underlying agencies or departments is generally making its own independent purchasing decisions. Our contracts with government customers, or when the end user is a government customer, contain customary terms and conditions for government contracts of this kind, including a right for the customer to terminate the applicable contract with or without cause upon notice. We believe that the loss of one or more of these contracts (which are separately terminable) would not have a material adverse effect on our results of operations, especially over the long-term; however, given the factors impacting the periodic variations of our revenues and operating results discussed above, we cannot assure you that such a loss would never result in a material adverse impact on our operation results, especially in the short-term. In the past, orders from our largest

COGNYTE SOFTWARE LTD.
customers have fluctuated from time to time based on our customers’ needs or other factors outside of our control. To the extent that any of these customers terminates its relationship with us or fails to purchase products or services from us at the anticipated levels, it may negatively impact our results of operations. Furthermore, we often sell our products and solutions in certain jurisdictions through resellers. A single reseller, or a small number of resellers, have historically and may in the future represent a substantial portion of our revenue in a given period. If any such reseller terminates its engagement with us, or will alternatively work on an exclusive basis with any of our competitors, it could negatively impact our results of operations, especially in the short-term. See “Risks Related to Our Business and Operations—If we are unable to establish and maintain our relationships with third parties that market and sell our products, our business and ability to grow could be materially adversely affected.”

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

COGNYTE SOFTWARE LTD.
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

Furthermore, the market of AI and machine learning is subject to rapidly evolving regulatory frameworks. Various government bodies worldwide are introducing or considering new laws to govern these technologies, for example, the EU AI Act. Our compliance with these regulations may pose challenges and significant costs, potentially impacting our operations and financial performance. We continue to monitor for changes and developments to the AI regulatory landscape that may impact our business.

Reputational and political factors related to our business or operations may adversely affect us.

We have experienced, and may continue to experience, reputational harm from negative publicity as a result of allegations regarding the misuse of our solutions by countries and organizations that are perceived as violating human rights.

The sale, and the alleged sale, of our solutions to countries or customers that are viewed as having poor human rights or democracy records or that have allegedly misused our solutions has resulted and could further result in negative publicity and reputational harm, even where such activities or transactions are permissible under applicable laws or were not conducted by our solutions. In particular, in 2021, Meta Platforms, Inc. (“Meta”) announced publicly that it had removed accounts that it claimed were associated with us and that it alleged were used to gather information on individuals contrary to its terms of service. In addition, we have been, and may continue to be, associated with other companies in our industry and in other industries that engage with countries or customers viewed as having poor human rights or democratic records or with companies that apply techniques that are viewed negatively, which has harmed and may continue to harm our reputation. We

COGNYTE SOFTWARE LTD.
are subject to heightened scrutiny and criticism by public opinion commentators, privacy advocates, NGOs, politicians, media outlets and others, who have made allegations relating to human rights infringement by certain customers using our solutions, which allegations have adversely affected our reputation. Media attention to our industry has increased over time and may continue to increase in the future. Given the nature of our business and the sensitivity of our products, we often cannot respond to adverse publicity, which has and can exacerbate the risk of reputational damage. Investors may perceive our inability to address negative coverage as a lack of proactive measures to promote responsible use of our products, despite our ongoing efforts in that direction. This may also have an adverse effect on our reputation in the public sphere, potentially leading to misunderstandings about our commitment to ethical governance and responsible business practices.

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

COGNYTE SOFTWARE LTD.
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

Moreover, as an additional measure to mitigate the risk that our solutions will be exploited in a manner that may violate human rights, we have in the past and may in the future, opt to abstain from onboarding new customers, renewing licenses or extending additional services to existing customers as part of voluntarily imposed guidelines or business decisions, even though such guidelines or decisions are not mandated by law or regulation. Furthermore, we may refrain from engaging in business activities in particular countries or with potential customers for similar reasons. The export and trade regulations and requirements we and our solutions are subject to as well as voluntarily imposed guidelines place us at an economic disadvantage compared to some of our competitors that are not subject to the same regulatory constraints or self-imposed guidelines, and can cause us to lose market share or experience slower growth compared to our competitors. For more information regarding the mitigating measures we have taken, see “Item 4.B. Business Overview - Internal Oversight .”

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

COGNYTE SOFTWARE LTD.
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

Our principal research and development and product delivery, is conducted at our headquarters in Israel and in our offices in Bulgaria, Romania, Cyprus, Brazil and India, in addition to significant elements of our general and administrative activities that are conducted in Israel, and we face competition for suitably skilled employees in these countries. In prior years we have faced, and in the future we may face, challenges in competing for qualified personnel with companies which have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

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

COGNYTE SOFTWARE LTD.
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

A key element of our long-term strategy is to continue to invest in and grow our business and operations, both organically and potentially through acquisitions. Investments in, among other things, new markets, new products, solutions and technologies, research and development, infrastructure and systems, geographic expansion, and headcount are critical components for achieving this strategy. In particular, we believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. In addition, as part of our growth strategy, we are aiming to strengthen our presence in the United States, including by establishing and expanding strategic partnerships with government agencies. However, there can be no assurance that our U.S. expansion efforts will be successful, and failure to execute on this growth initiative may have a material adverse effect on our business, results of operations, and strategic trajectory. More broadly, such investments and efforts present challenges and risks and may not be successful (financially or otherwise), especially in new areas or new markets in which we have little or no experience, and even if successful, may negatively impact our profitability in the short-term. To be successful in such efforts, we must be able to properly allocate limited investment funds and other resources, prioritize among technologies opportunities, projects and implementations, balance the extent and timing of investments with the associated impact on profitability, balance our focus between new areas or new markets and the operation and servicing of our legacy businesses and customers, capture efficiencies and economies of scale, and compete in the new areas or new markets, or with the new solutions, in which we have invested.

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

Additionally, as part of our ongoing efforts to enhance our sales strategy, we recently implemented changes to our sales team structure and sales processes. The transition to this strategy requires substantial management attention and company resources and may cause temporary disruption to our sales activities, including potential decrease in sales productivity during the transition period, and internal implementation challenges.

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

If we are unable to properly manage our investments, execute on growth initiatives, including our planned expansion into the United States, and enhance our existing operations and infrastructure, our results of operations and market share may be materially adversely affected.

Acquisitions, strategic investments, partnerships, alliances or divestitures could be difficult to identify, cause post integration challenges, divert the attention of management, disrupt our business, dilute shareholder value, not achieve their intended benefits, and adversely affect our business, financial condition and results of operations.

COGNYTE SOFTWARE LTD.
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

In addition, we may from time to time pursue divestitures of certain of our businesses or assets as part of our optimization strategy. As an example, in December 2022, we sold our Situational Intelligence Solutions (SIS) business. We may make divestment based on, among other considerations, management’s evaluation of or changes in business strategies and performance and valuation of divested businesses or assets. These divestment activities include inherent risks, including potential losses, if the disposed businesses or investments are disposed of at lower than anticipated valuation levels or on other unfavorable terms, as well as a risk of potential post-closing claims for indemnification or breach of transition services obligations. Moreover, divestitures may require us to separate integrated assets and personnel from our retained businesses and devote our resources to transitioning assets and services to purchasers, disrupting our ongoing business and distracting management. Any losses due to our divestment of businesses or disposal of assets could adversely affect our financial performance and may affect the market price of our shares.

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

For the past few years we have been offering certain of our solutions on a subscription model basis, and since early 2025, we have increased our efforts in transitioning our customers to this model as part of our go-to-market strategy across our product proposals. We estimate that, due to the nature of our solutions and the governmental organizations’ planning and purchasing behavior, governmental organizations’ adoption of a subscription-based model for our solutions will be at a more moderate pace and less predictable compared to other industries that have recently transitioned to a subscription-based model. A subscription-based model may cause us to incur incremental operational, technical, legal and other costs, and may also result in lower revenue growth pace, fluctuation in gross margin, reduction in our free cash flow and higher churn rates over time . If we do not successfully manage the subscription-based model, our financial results could be negatively impacted.

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

COGNYTE SOFTWARE LTD.
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
We rely extensively on information technology systems to operate and manage our business and to process, maintain, and safeguard information, including information related to our customers, partners, and personnel. This information may be processed and maintained on our internal information technology systems or in some cases on systems hosted by third-party service providers. These systems, whether internal or external, may be subject to breaches, failures or disruptions as a result of, among other things, cyber-attacks, computer viruses, physical security breaches, natural disasters, accidents, power disruptions, telecommunications failures, new system implementations, or acts of terrorism or war. In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in frequency and sophistication in recent years. Moreover, geopolitical tensions, particularly the Israel-Hamas and Hezbollah conflict, have contributed to a surge in cyber-attacks targeting Israeli companies and products globally, posing a threat to critical infrastructure. We have experienced and expect to continue to experience actual and attempted cyber-attacks on our IT networks and systems, such as through phishing scams and ransomware. Although none of these actual or attempted cyber-attacks has yet had a material adverse impact on our operations, financial condition or reputation, we cannot guarantee that such incidents will not have such an impact in the future. For example, the rising adoption of AI and GenAI in daily operations and products poses data privacy and security risks. Threats include potential data leaks, social engineering attacks, and decision-making based on manipulated information. Growing regulatory requirements for information security and data protection add to the challenge. Moreover, attackers leverage AI as a tool and exploit vulnerabilities in AI systems. In addition, from time to time, hackers publish past breaches or historical data related to us that was obtained through historical breaches. While we are continually working to maintain secure and reliable systems, our security, redundancy, and business continuity efforts may be ineffective or inadequate. We must continuously

COGNYTE SOFTWARE LTD.
improve our design and coordination of security controls across our business groups and geographies. Despite our efforts, it is possible that our security systems, controls, and other procedures that we follow or those employed by our third-party service providers, may not prevent breaches, failures, or disruptions. Such breaches, failures, or disruptions have in the past and could in the future subject us to the loss, compromise, destruction, or disclosure of sensitive or confidential information, including personal data, or intellectual property, either of our own information or intellectual property or that of our customers (including end customers) or other third parties that may have been in our custody or in the custody of our third-party service providers, financial costs or losses from remedial actions, litigation, regulatory issues, liabilities to customers or other third parties, damage to our reputation, delays in our ability to process orders, delays in our ability to provide products and services to customers, including SaaS or other hosted or managed services offerings, research and development or production downtimes, or delays or errors in financial reporting. Information system breaches or failures at one of our partners, including hosting providers or those who support other cloud-based offerings, may also result in similar adverse consequences. Any of the foregoing could harm our competitive position, result in a loss of customer confidence, and materially and adversely affect our results of operations or financial condition.

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

Our solutions may contain defects or may develop operational problems. This risk is amplified by our more sophisticated solutions. New products and new product versions, service models such as hosting, SaaS, and managed services, and the incorporation of third-party products or services into our solutions, also give rise to the risk of defects, errors or vulnerabilities. These defects, errors or vulnerabilities may relate to the operation or the security of our products or services, including third-party components or services. If we do not discover and remedy such defects, errors, vulnerabilities or other operational or security problems until a product has been released to customers or partners, we may incur significant costs to correct such problems and/or become liable for substantial damages for product liability claims or other liabilities. Furthermore, real or perceived errors, failures, or bugs in our solutions, or dissatisfaction with our solutions and outcomes, could result in customer terminations.

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
Some of our products are used by customers to compile and analyze highly sensitive or confidential information and data, including information or data used in intelligence gathering or law enforcement activities as well as personal data information. While our customers’ use of our products does not by itself provide us access to the customer’s sensitive or confidential information or data (or the information or data our customers may collect), we or our partners may receive or come into contact with such information or data, including personal data, when we are asked to perform services or support for our customers. We or our partners may also receive or come into contact with such information or data in connection with our software-as-a-service (“SaaS”) or other hosted or managed services offerings. Customers are also increasingly focused on the security of our products and services and we continuously work to address these concerns, including by using encryption, access rights, and other customary security features, which vary based on the solution in question and customer requirements. We have implemented policies and procedures, and we use information technology systems, to help ensure the proper handling of such information and data, including background screening of certain services personnel, non-disclosure agreements with employees and partners, access rules, and controls on our information technology systems. We also evaluate the information security of potential partners and vendors as part of our selection process and attempt to negotiate adequate protections from

COGNYTE SOFTWARE LTD.
such third parties in our contracts. However, these policies, procedures, systems, and measures are designed to mitigate the risks associated with handling or processing sensitive data and cannot always safeguard against all risks.

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

As a global company, we are subject to privacy and data security laws, and regulations in different jurisdictions. These laws and regulations may vary across jurisdictions and are subject to evolving and differing interpretations. Government regulators, privacy advocates, media and class action attorneys are increasingly scrutinizing how companies collect, process, use, store, share and transmit personal data. This increased scrutiny may result in additional compliance obligations, costs, new interpretations of existing laws and regulations, new restrictions or requirements, increased regulatory proceedings or litigation and increased exposure for significant fines, penalties or commercial liabilities, as well as reputational damage.

Globally, laws such as the European Union’s General Data Protection Regulation (“EU GDPR”) in Europe, state laws in the United States on privacy , such as the California Consumer Privacy Act ("CCPA"), as amended by the California Privacy Rights Act ("CPRA"), as well as industry self-regulatory codes, create new compliance obligations and expand the scope of potential liability, either jointly or severally with our customers and suppliers. Additional U.S. states have implemented, or are in the process of implementing, similar new laws or regulations, and some observers have noted that these regulations could mark the beginning of a trend towards more stringent United States federal privacy legislation, which could increase our potential liability and compliance efforts. While we have invested in readiness to comply with applicable laws and requirements, these new and emerging laws, regulations and codes may require us to implement additional steps to comply with regulatory requirements, affect our ability to reach current and prospective customers, to respond to both enterprise and individual customer requests under the laws (such as individual rights of access, correction, and deletion of their personal information), and to implement our business models effectively. These new laws may also impact our products and services as well as our innovation in new and emerging technologies. These requirements, among others, may impact demand for our offerings and force us to bear the burden of more onerous obligations in our contracts or otherwise increase our exposure to customers, regulators, or other third parties. Furthermore, the uncertain and shifting regulatory environment may cause concerns regarding data privacy and may create privacy concerns, which could inhibit sales of our services and limit adoption of our platform. Specifically, in Europe, the supervisory authorities in member states possess some flexibility in implementing European directives and specific facets of the GDPR, resulting in divergent national regulations. Notably, European supervisory bodies have been particularly proactive in enforcing data protection regulations.

Additionally, the Israeli Privacy Protection Law, 1981 (“PPL”), along with its regulations such as the Israeli Privacy Protection Regulations (Data Security) 2017 (“Security Regulations”), mandates strict requirements for processing, transferring and securing personal information. A significant amendment to the PPL, known as Amendment 13, was approved by the Israeli Parliament in August 2024 and will be effective from August 14, 2025. This amendment notably enhances the investigative powers of the Privacy Protection Authority and increases the potential monetary sanctions for violations, which could reach millions of NIS in certain cases. Compliance with Amendment 13 may necessitate substantial changes to our data processing practices and could involve significant costs. Non-compliance with the PPL may lead to enforcement actions, litigation, including class actions, and substantial fines and penalties.

Transferring personal information across international borders is becoming increasingly complex. For example, European data transfers outside the European Economic Area are highly regulated. The mechanisms that we and many other companies rely upon for data transfers, including standard contract clauses, are a standard form of contract approved by the European Commission as a transfer mechanism for personal data, and may be contested or invalidated. Another option to transfer personal data subject to the GDPR to third countries is to transfer the data to countries declared adequate by the European Commission (including Israel), without the need for implementing further safeguards. If the mechanisms for transferring personal information from certain countries or areas, including Europe, should be found invalid or if other countries implement more restrictive regulations for cross-border data transfers (or do not permit data to leave the country of origin), such

COGNYTE SOFTWARE LTD.
developments could harm our business, financial condition and results of operations. The costs of compliance with, and other burdens imposed by, these laws, regulations, standards, and obligations, or any inability to adequately address privacy, data protection, cross-border transfers, data localization requirements or information security-related concerns, even if unfounded, may limit the use and adoption of our solutions, reduce overall demand for our solutions, make it more difficult to meet expectations from or commitments to customers, impact our reputation, or slow the pace at which we close sales transactions, any of which could harm our business, financial condition, and results of operations.

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

Our business and operations are subject to a variety of regulatory requirements in the countries in which we operate or offer our solutions, including, among other things, with respect to trade compliance, anti-corruption, information security, data privacy and protection, tax, labor, trade restrictions and government contracts. For more information regarding the government regulations to which we are subject, see “Item 4.B. Business Overview — Government Regulations.” Compliance with these regulatory requirements may be onerous, time-consuming, and expensive, especially where these requirements are inconsistent from jurisdiction to jurisdiction, or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders. Regulatory requirements in one jurisdiction may make it difficult or impossible to do business in

COGNYTE SOFTWARE LTD.
another jurisdiction. In addition, such complex regulations are subject to constant changes and developments and the interpretations thereof may change due to political and other considerations which are beyond our control. See “Risks Associated with the Global Nature of Our Operations.” We may also be unsuccessful in obtaining permits, licenses, or other authorizations required to operate our business, such as for the marketing or sale or import or export of our products and services.

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

Moreover, regulatory requirements are subject to constant updates, modifications and revisions as well as different interpretations by the authorities adopting, implementing or enforcing such requirements which result in uncertainty as well as difficulties in planning ahead of time. In particular, trade restrictions may be imposed or amended for political, economic, or national security reasons beyond our control. These restrictions, which can be introduced with little to no advance notice, may result in certain products or solutions becoming ineligible for sale in specific jurisdictions. The unpredictable nature of such trade restrictions requires us to remain highly adaptable, often necessitating swift operational adjustments that may be complex and costly. For example, changes in export control regulations, restrictions on sales to certain countries or entities, or new licensing requirements could limit our ability to access key markets, disrupt our supply chain, and adversely affect our revenue and growth prospects. Additionally, as geopolitical tensions continue to influence international trade policies, we face an increased risk of encountering regulatory barriers that could affect our global operations.

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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.

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

COGNYTE SOFTWARE LTD.

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

We have two revolving credit facilities that are valid until January, 2026 and provide for a total of up to $65.0 million in total borrowing. Although as of January 31, 2025, we had no outstanding indebtedness under these facilities, we might be required from time to time to draw down some of or the entire amount available. A high level of debt could have material consequences on our future operations, including:

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

COGNYTE SOFTWARE LTD.

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

To the extent that we raise additional capital through the sale of equity or convertible debt securities, our shareholders’ ownership interest will be diluted. Our recently announced $20 million share repurchase program will utilize a portion of our available capital, which would reduce funds available for other business purposes. Additionally, the share repurchase program may decrease our available cash reserves. While we believe we have sufficient capital to execute this program while maintaining adequate liquidity for operations, market conditions or unforeseen circumstances could require us to discontinue or limit the repurchase program and/or seek additional financing. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures, or declaring dividends. Debt financing could also have significant negative consequences for our business, results of operations and financial condition, including, among others, increasing our vulnerability to adverse economic and industry conditions, limiting our ability to obtain additional financing, requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes, limiting our flexibility in planning for, or reacting to, changes in our business, and placing us at a possible competitive disadvantage compared to less leveraged competitors or competitors that may have better access to capital resources. In addition, a portion of our business is conducted through our subsidiaries, including a joint venture that is not wholly owned by us. Such subsidiaries are separate and distinct legal entities. Therefore, our ability to generate cash is dependent on the earnings, cash flows, financial condition and the distribution of funds (whether by dividend, distribution or loan) from our subsidiaries. None of our subsidiaries is obligated to make funds available to us, other than pursuant to certain intercompany agreements. The distribution of dividends by such subsidiaries may be subject to restrictions on the payment of dividends in the jurisdictions in which such entities were incorporated. In addition, the distribution of dividends by the foregoing joint venture requires the consent of our partner in such joint venture. Inability to receive dividends from our subsidiaries could adversely affect our financial condition, results of operations, cash flows and limit shareholders' return, if any, and may require us to obtain additional financing, which may not be available to us on commercially reasonable terms.

Exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel and other non-U.S. currencies may negatively affect the earnings of our operations.
Our financial results and most of our revenues are recorded in U.S. dollars. However, substantially all of the research and development expenses of our Israeli operations, as well as a portion of the cost of revenues, selling and marketing, and general and administrative expenses of our Israeli operations, are incurred in New Israeli Shekels. As a result, we are exposed to exchange rate risks that may adversely affect our financial results. If the New Israeli Shekel appreciates against the U.S. dollar or if the value of the New Israeli Shekel declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the New Israeli Shekel, then the U.S. dollar cost of our operations in Israel would increase and our results of operations would be adversely affected. Our Israeli operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of appreciation or devaluation of the New Israeli Shekel against the U.S. dollar. The Israeli annual rate of inflation amounted to 3.2%, 3.0%, and 5.3% for the calendar years 2024, 2023 and 2022, respectively. The annual depreciation of the New Israeli Shekel in relation to the U.S. dollar amounted to 0.6%, 3.1% and 13.2% for the calendar years 2024, 2023 and 2022, respectively.

We also have substantial revenues and expenses that are denominated in non-U.S. currencies other than the New Israeli Shekel, particularly the Singapore dollar and the Euro. Therefore, our operating results and cash flows fluctuate due to changes in the relative values of the U.S. dollar and those foreign currencies. These fluctuations affect our operating results and cause our revenues and net income or loss to vary from quarter to quarter. Furthermore, where our sales are denominated in U.S. dollars, a strengthening of the U.S. dollar against other currencies makes our products less competitive in those foreign markets and collection of receivables is more difficult.

COGNYTE SOFTWARE LTD.
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

Because we have periodically executed business combinations, goodwill and other intangible assets represent a material portion of our assets. Goodwill and other intangible assets totaled approximately $126.1 million, or approximately 25.3% of our total assets, as of January 31, 2025. We test our goodwill for impairment at least annually, or more frequently if an event occurs indicating the potential for impairment, and we assess on an as-needed basis whether there have been impairments in our other intangible assets. We make assumptions and estimates in this assessment which are complex and often subjective. These assumptions and estimates can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy or our internal forecasts. To the extent that the factors described above change, we could be required to record additional non-cash impairment charges in the future, which could negatively affect our financial condition and results of operations. Impairment of our goodwill might result in failure to comply with the financial and other restrictive covenants contained in our debt agreements, which in the event of default could result in all or a significant portion of the debt, if any exist, becoming immediately due and payable; See also “Item 3.D Risks Related to Our Finances and Capital Structure— Our credit facilities expose us to leverage risks and subjects us to covenants which may adversely affect our operations. In addition, financing sources may not be available to us.”

Calculating our income tax rate is complex and subject to uncertainty, including risks related to changing global tax landscapes, and potential legislative reforms that could materially impact our effective tax rate and financial results.

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

Our effective income tax rate was (65.5)% for the year ended January 31, 2025, please see “Item 5.A. Operating Results—Components of Results of Operations—Provision for Income Taxes”. Our effective tax rate could change over time as a result of changes in corporate income tax rates or other changes in tax laws of the jurisdictions in which we operate. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions.

For example, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (OECD) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (BEPS) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes would impact our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars”. As of June 9, 2023 ,139 member jurisdictions approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope multinational enterprises that sell goods and services into countries with little or no local physical presence. Based on the guidelines published to date, we do not expect to fall within the scope of the rules of the first pillar. The second pillar is focused on developing a global minimum tax rate of at least 15% (measured on a country-by-country basis) applicable to in-scope multinational groups (with consolidated revenue over Euro750 million). Israel, as well as other jurisdictions where we operate, are included among more than 140 countries which have agreed in principle to the adoption of the global minimum tax rate. Given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase

COGNYTE SOFTWARE LTD.
their audit activity and may seek to challenge some of the tax treatments we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might adversely impact our effective tax rate.

Further, there are proposals in the United States to introduce further amendments to the federal tax regime applicable to corporations. As of the date of filing, it remains unclear what legislation, if any, would be enacted. If any legislation is enacted, it could create the potential for added volatility in our provision for income taxes and might have an adverse impact on our future income tax provision and tax rate.

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

COGNYTE SOFTWARE LTD.
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

In addition, under the Tax Matters Agreement, we agreed to certain restrictions designed to preserve the tax-free nature of the distribution for U.S. federal income tax purposes. These restrictions may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that might be beneficial and could discourage or delay strategic transactions that our shareholders may consider favorable. Furthermore, we agreed with Verint under the Tax Matters Agreement that we will be primarily responsible for any taxes related to, or arising in connection with our business, including with respect to the period prior to the spin-off. As a result of such undertaking, we have recorded in the fiscal year that ended on January 31, 2023 a $4.7 million tax contingency in connection with a tax position that should have been recognized by Verint beginning with 2019, prior to the spin-off, and related primarily to our business. During the fourth quarter of fiscal year ending January 31, 2024, the uncertain tax positions associated with Verint, as well as the corresponding indemnification asset, were reversed due to the expiration of the statute of limitations. For further information, please see “Item 5.A. Operating Results—Components of Results of Operations—Provision for Income Taxes” and “Item 7.B. Related Party Transactions—Separation and Distribution and Tax Matter Agreements with Verint.”

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

•stock sales or purchases by us or our directors, officers, or other significant holders, or our future repurchases, if any, of our ordinary shares pursuant to our current share repurchase program and/or any other share repurchase program which may be approved in the future;

•hedging or arbitrage trading activity by third parties;

•actual or anticipated fluctuations in our results of operations;

•market conditions in our industry and changes in the estimation of the future growth and size of our markets;

COGNYTE SOFTWARE LTD.
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

We report under the Exchange Act as a Foreign Private Issuer (“FPI”). Thus, we are exempt from certain provisions of the Exchange Act applicable to U.S. domestic public companies, which are more expansive and require more frequent filings, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a

COGNYTE SOFTWARE LTD.
security registered under the Exchange Act and the content of proxy statements, (ii) the rules under Section 16 of the Exchange Act subjecting officers, directors and principal shareholders to beneficial ownership reporting and short-swing profit recovery and (iii) the rules under the Exchange Act requiring the filing with the Securities Exchange Commission (“SEC”) of quarterly reports on Form 10-Q containing full unaudited financial statements and notes thereto and other specified information, and current reports on Form 8-K, which are due upon the occurrence of specified significant events. In addition, FPIs are not required to file their annual reports on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are accelerated filers like us are required to file their annual reports on Form 10-K within 75 days after the end of each fiscal year. We are required to report certain material developments in reports furnished on Form 6-K with the SEC, and we have furnished and intend to continue furnishing on Form 6-K our unaudited quarterly financial information after the end of each fiscal quarter. FPIs are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders may not have the same protections and/or access to information afforded to shareholders of companies that are not FPIs.

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

COGNYTE SOFTWARE LTD.
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

As a publicly traded company, we are required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting under Section 404(a) of the Sarbanes-Oxley Act of 2002 (“SOX”). We are also required to receive an attestation from our independent registered public accounting firm on the effectiveness of such controls under Section 404(b) of SOX.

Our system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Because of its inherent limitations, our system of internal control over financial reporting may not prevent or detect every misstatement. An evaluation of effectiveness is subject to the risk that the controls may become inadequate because of changes in conditions, because the degree of compliance with policies or procedures decreases over time, or because of unanticipated circumstances or other factors. While our management has concluded that we maintained effective disclosure controls and procedures and internal control over financial reporting as of January 31, 2025, and our independent registered public accounting firm has issued a report attesting to the effectiveness of our internal control over financial reporting as of such date, we cannot be certain at this time that all of our controls will be considered effective and our internal control over financial reporting may not satisfy the regulatory requirements going forward. As a result, we cannot assure you that our internal controls will prevent or detect every misstatement, that material weaknesses or other deficiencies will not occur or be identified in the future or that future restatements will not be required. A determination that our internal controls are not effective and any remedial actions required could divert internal resources and take a significant amount of time and effort to complete, and could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. We could experience higher than anticipated operating expenses and higher independent auditor fees during and after the implementation of these changes. Further, the reliability of our financial statements may be questioned and our share price may suffer. Any of these outcomes could materially and adversely affect our business and your investment in our ordinary shares.

It may be difficult to enforce a judgment of a U.S. court against us and/or our officers and directors in Israel or the United States, assert U.S. securities laws claims in Israel or serve process on our officers and directors.

COGNYTE SOFTWARE LTD.
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

We cannot guarantee that our share repurchase program will be utilized to the full value approved or that it will enhance long-term shareholder value. Repurchases we consummate could increase the volatility of the price of our ordinary shares and could have a negative impact on the liquidity of our ordinary shares.

COGNYTE SOFTWARE LTD.

In November 2024, our Board of Directors approved a share repurchase program for the purchase of up to $20 million of our ordinary shares (the “Repurchase Program”), of which approximately $5.3 million had been utilized as of January 31, 2025. Under the Repurchase Program, repurchases can be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. federal securities laws. The timing, as well as the number and value of any shares repurchased under the program, will be determined at our discretion and will depend on a variety of factors, including management's assessment of the intrinsic value of our ordinary shares, the market price of our ordinary shares, general market and economic conditions, available liquidity, alternative investment opportunities, and applicable legal requirements. Share repurchases could have an impact on the trading price of our ordinary shares, increase the volatility of the price of our ordinary shares, or reduce the liquidity of our ordinary shares.

Additionally, repurchases under the Repurchase Program may diminish our cash reserves, which could impact our ability to pursue possible strategic opportunities and acquisitions and could result in lower overall returns on our cash balances.

The Repurchase Program does not obligate us to acquire a particular amount of ordinary shares, and the Repurchase Program may be suspended, modified or discontinued at any time at our discretion and without prior notice, which may result in a decrease in the trading prices of our ordinary shares. We cannot assure you that any share repurchases will enhance shareholder value because the market price of our ordinary shares could decline.

General Risk Factors

Actions of activist shareholders have caused us in the past, may cause us in the future, to incur substantial costs, disrupt our operations, divert management’s attention, or have other material adverse effects on us.

We have been subject to shareholder activism and, from time to time, activist investors may take and have taken a position in our shares. These activist investors may disagree with decisions we have made or may believe that alternative strategies or personnel, either at a management level or at a board level, would produce higher returns. Such activists may or may not be aligned with the views of our other shareholders, may be focused on short-term outcomes, or may be focused on building their reputation in the market. These activists may not have a full understanding of our business and markets and the alternative personnel they may propose may also not have the qualifications or experience necessary to lead the company.

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

We are domiciled in Israel and our registered office is currently located at 33 Maskit, Herzliya Pituach, 4673333, Israel, which also currently serves as our principal executive offices, and our telephone number is +972-9-962-4004.

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

General Development of Business

COGNYTE SOFTWARE LTD.

Our business has grown significantly over the past three decades through a combination of organic growth and small acquisitions, primarily technology tuck-ins. We have also expanded our geographical footprint. As we have grown, we have expanded our solutions portfolio from an initial focus on products for lawful communications interception to a provider of investigative analytics software that empowers a variety of government and other organizations with Actionable Intelligence® to accelerate and conduct investigations and derive insights with which they successfully identify, neutralize and tackle threats to national security and address different forms of criminal and terror activities.

Principal Capital Expenditures

Our capital expenditures amounted to $13.2 million, $9.1 million and $11.7 million during the fiscal years ended January 31, 2025, 2024 and 2023, respectively, primarily consisting of expenditures related to capitalized software development costs and purchases of property and equipment.

The Spin-Off

On December 4, 2019, Verint announced plans to separate into two independent companies: Cognyte Software Ltd., which would consist of its Cyber Intelligence Solutions business, and Verint Systems Inc., which would consist of its Customer Engagement Business. On February 1, 2021, we and Verint completed the spin-off and the related separation and distribution. As a result, we are an independent, publicly traded company and our shares are listed on Nasdaq under the ticker symbol “CGNT.”

The SIS Divestiture

In December 2022, as part of our ongoing strategic plan to simplify and focus the Company on fewer agendas, we sold our Situational Intelligence Solutions (SIS) business.

4.B. BUSINESS OVERVIEW

Overview

We are a leading software-led technology company, focused on solutions for data processing and analytics which allow customers to generate actionable intelligence from their data, thereby enabling a safer world. Our solutions empower law enforcement, national security, national and military intelligence agencies, and other organizations to navigate an increasingly complex landscape. Our offerings leverage state-of-the-art technology, including Artificial Intelligence (AI), big data analytics and advanced machine learning, to enable smarter, faster decisions for successful outcomes. Hundreds of customers rely on our solutions to uncover critical insights from past events and anticipate emerging threats. By harnessing AI-driven intelligence, we accelerate investigations with exceptional speed and accuracy while enabling our customers to better anticipate, predict and mitigate threats with greater precision.

Demand Trends

We believe that the following trends are driving demand for our solutions:
•Data is Growing Rapidly and is Highly Fragmented. The growing volume and diversity of structured and unstructured data require not only advanced analytical tools but also innovative approaches to manage and analyze this data effectively. Organizations face challenges in consolidating data from diverse sources. As data ecosystems become increasingly complex, there is a growing need for solutions that can seamlessly aggregate, interpret and derive actionable intelligence from highly fragmented information.
•Security Threats Are Becoming More Difficult to Detect and Mitigate. Organizations face increasingly complex investigation challenges, as threats from well-organized and well-funded adversaries continue to evolve. Bad actors are leveraging advanced technologies to avoid detection, making it more difficult to identify and mitigate threats. To stay ahead, organizations must address threats that are more sophisticated and global in scale. Advanced investigative analytics software can help organizations uncover the unknown by revealing patterns and anomalies, providing near real-time insights, and accelerating decision-making. We expect there will be an accelerated shift toward data-driven intelligence, where scalable, easily integrated platforms are essential, especially in areas such as signals intelligence, where organizations must process vast and complex data sets with speed and precision.
•Organizations Are Transitioning to Modern, Industry-Standard Platforms. Historically, some organizations relied on proprietary solutions supported by integrators and internal development resources. However, these solutions often

COGNYTE SOFTWARE LTD.
struggle to keep pace with rapid technological evolution, limiting adaptability and effectiveness. Moreover, tailor-made, one-off solutions are often more expensive, less flexible, and prevent organizations from benefiting from the collective feedback and continuous improvements that industry-standard platforms incorporate. As digital transformation accelerates, organizations are increasingly shifting to modern, open interface software that adheres to industry standards and seamlessly integrates into existing environments. This shift extends to areas like lawful interception where advancements are driving the need for modernization, enabling faster resolution times, improved intelligence extraction, and greater operational efficiency. To remain effective in an evolving landscape, organizations benefit from adopting scalable platforms that support agility, efficiency and compliance with regulatory and operational requirements.
•Geopolitical Complexity, Advanced Analytics and AI, Are Driving Demand for Our Products. The rapidly shifting geopolitical environment, marked by heightened global tensions, emerging threats, and increasingly complex security challenges, is fueling the demand for advanced analytics solutions. Governments and other entities face the pressing need to monitor, predict and respond to dynamic scenarios with greater speed and precision. As geopolitical uncertainties intensify, organizations require advanced analytical tools to improve decision-making, and maintain security in an increasingly volatile world.

Our Strategy

Our strategy is centered on enabling organizations to navigate complex investigative challenges with cutting-edge analytics while expanding our presence worldwide. By leveraging our deep domain expertise and advanced technology, we are well-positioned to meet the growing demand for sophisticated investigative solutions that enhance security, intelligence and operational decision-making. At the same time, we continue to explore additional use cases where our capabilities can drive meaningful impact. Our strategy includes the following:

•Empower Organizations with Comprehensive Analytics Solutions.With decades of experience and a global customer base, we bring excellent expertise to developing innovative investigative analytics solutions. Our platform and solutions address a wide spectrum of investigative needs, helping customers uncover critical insights from past events, while also enabling them to anticipate, predict and mitigate threats with precision. We continuously enhance our platform by introducing advanced capabilities, leveraging AI and addressing emerging threats to empower our customers with actionable intelligence .

•Drive Adoption of Open Interface Software. Our open interface software provides flexibility, enabling customers to tailor our solutions to their priorities and scale capabilities as their needs grow. By enabling seamless integration of third-party technologies and rapid deployment of new capabilities, our open interface software helps customers maximize their value over time. This approach not only enhances customer outcomes but also fosters repeat business and expands our footprint within existing accounts.

•Expand Into New Government Markets. We are expanding into new government territories and segments, leveraging our leadership in investigative analytics to address a wide range of security and intelligence challenges. Our innovative, scalable and future-ready solutions enable government organizations worldwide to adapt to evolving threats and operational needs. As part of this strategy, we are strengthening our presence in the United States, by establishing and expanding strategic partnerships with government agencies. Our efforts are already yielding results, with growing interest and initial deployments across key agencies.

Our Technology

The sheer volume and complexity of data today pose significant challenges for organizations, often hindering their ability to generate timely intelligence for identifying and preventing threats and conducting effective investigations. Cognyte’s technology is purpose-built to convert raw data in high volumes and diversity into insights, primarily for security organizations.

Our intelligence solutions enable analysts and investigators to process and analyze vast amounts of structured and unstructured data, transforming scattered signals into actionable intelligence.

We excel in processing and interpreting signals from diverse sources, transforming raw, fragmented data into a structured foundation for intelligence.

COGNYTE SOFTWARE LTD.
Our technology enables seamless aggregation, enrichment and fusion of our customers' vast data streams, both structured and unstructured, from selected open data sources and proprietary origins, into a unified intelligence framework. By layering advanced AI-driven analytics on top of this foundation, we empower investigators and analysts to extract meaning from complexity, uncover suspicious and illicit activity, and drive faster, more informed decision-making.

While purpose-built for security organizations, many of these capabilities could also be applicable in the future to other domains that rely on advanced data analysis and intelligence-driven insights.

Processing Signals Into Structured Data. We extract and interpret raw signals from multiple analog and digital feeds, transforming them from siloed data into structured datasets. This foundational step prepares data for deeper analysis.
•Signal feeds may come from various sources our customers have access to, including terrestrial and non-terrestrial communication systems, and government databases.
•In addition to the customer’s proprietary feeds, Cognyte’s solutions seamlessly integrate with commercial and open data sources available to our customers, and facilitating comprehensive data fusion downstream.

Turning Data Into Information. Using proprietary, patented algorithms and leveraging AI models, we enable data enrichment, which is often intentionally obscure or encrypted, assigning meaning and semantics to it. Examples include:
•Leveraging AI, on premises or in the cloud, to translate foreign languages into familiar ones, to identify objects and faces in images, and more.
•Detecting specific communication fingerprints to reveal hidden relations.

Mining Information For Insights. Our advanced analytics and AI models perform multi-dimensional analysis, analyzing data across multiple variables or factors simultaneously, to answer fundamental intelligence questions related to different forms of terror and crime, and uncover patterns, anomalies, suspicious indicators and hidden relationships. Furthermore, our solutions are extensible, allowing customers to inject their own logic and models to mine insights beyond the customary analytics that Cognyte provides. These form the fabric and tissue from which the intelligence picture can be uncovered. Examples include:
•Which bad actors are communicating with each other.
•Which bad actors were interacting in person while in the same geographic location.
•Which bad actors are engaging in illicit online discourse.
•Which bad actors are affiliated with criminal or terror networks.

Analyzing Insights Into Knowledge. We apply higher-order analysis by training AI models with investigative methodology and domain expertise to generate intelligence that supports real-world security operations. At this stage, refined insights evolve into comprehensive knowledge, forming a more detailed intelligence picture that provides clarity on complex and evolving security situations, empowering investigators and analysts to detect threats and make informed decisions. Examples of knowledge include:
•The structure and inner workings of criminal or terror networks.
•The baseline habits of suspects, where deviations from these patterns - detected as anomalies - may trigger alerts.
•Machine learning models that output risk assessments.

Customers may interact with Cognyte’s solutions through multiple form factors:
•Programmatically, through application programming interfaces (APIs).
•Visually, through a digital workspace where investigators and analysts can explore all levels of the data hierarchy to uncover new leads, prove or disprove hypotheses, and more.
•Through a natural language co-pilot experience, where GenAI technology, specifically tuned to investigative and intelligence use cases as well as each customer’s data model, works on behalf of the human users to perform complex queries on the data. Furthermore, the GenAI agents are able to summarize, as well as explain, complex results, thus assisting the investigators in understanding the full picture and prioritizing tasks.

Overall, Cognyte’s solutions provide a multi-layered intelligence-oriented structure, enabling organizations to answer broad and diverse investigative questions, and uncover hidden patterns and connections. By dramatically reducing analysis time and effort, our technology empowers analysts and investigators to make timely and data-supported decisions.

Cognyte’s Architectural Principles

Our solutions are built on a robust, modular architecture designed to empower organizations with advanced capabilities to process, analyze and act on complex datasets. It enables continuous updates and AI advancements, ensuring customers always operate with cutting-edge capabilities. The result is a solution that provides organizations with the tools needed to conduct efficient, secure and scalable data-driven investigations and intelligence analysis while adapting to their ever-evolving priorities.

COGNYTE SOFTWARE LTD.

Key architectural principles and components include:

•Flexible Data Platform: Cognyte’s solutions are built on top of a flexible data platform that facilitates ingestion and fusion of data from many different customer data sources, including third party, dark web and open source feeds. The platform supports virtually any type of data repository by means of a Dynamic Data Modeling Studio (“DDM Studio”) coupled with extract, transform and load (“ETL”) processes, ensuring customers can continuously integrate new sources and adapt to their evolving needs.

•AI-powered Data Analytics and Enrichment Platform. A unified analytical workflow encompassing a diverse and extensible toolbox equipped with statistical analysis and modeling tools for both structured and unstructured information, as well as media enrichment engines that operate on videos, image, audio and text.

•Extensibility: Our built-in business logic and analytics capabilities can be extended through Pluggable Machine Learning, empowering customers’ data scientists to develop, extend or integrate machine learning models that align best with their specific needs. This flexibility ensures alignment with their unique data sources and investigative challenges, providing an adaptable investigative framework.

•Intuitive Workflows. Workflows using an integrated set of graphical tools and an intuitive drag-and-drop interface with no software customizations required. Flexible workflows are configurable to match a customer’s specific processes and procedures, ensuring seamless integration into existing operations.

•Governance. Governance functionality to monitor and manage data availability, security, usability and integrity. Advanced privacy, audit, monitoring and access control functionalities enable organizations to maintain compliance and secure sensitive information.

Our Solutions

Our customers face a wide range of investigative challenges including criminal and terror activities, cyber-attacks, financial crimes, fraud and other threats. They rely on investigative analytics platforms and solutions to enhance operational effectiveness and drive faster, more conclusive outcomes.

Investigations can vary widely in duration and complexity. Some end without resolution due to insufficient intelligence or fragmented data. Complex investigations require data fusion from multiple sources, connection analysis, and the generation of actionable intelligence.

The stakes are high, as ineffective or delayed investigations can have devastating consequences, including loss of life, financial damage and widespread disruption. To mitigate these risks, customers seek solutions that help accelerate investigations, improve efficiency and increase resolution rates. Our solutions are designed to empower organizations to overcome these investigative challenges, accelerating the investigative process and increasing the percentage of successfully resolved cases.

By supporting diverse use cases and a variety of users, including high-ranking investigative officers, heads of investigations, analysts, security operations center (“SOC”) operators, and operational field teams, our platform streamlines operations, and accelerates time to insight. Through intuitive visualization tools and configurable workflows, even non-technical users can easily operate our solutions, while skilled analysts and data scientists leverage the platform’s advanced capabilities to develop and deploy custom algorithms and data models tailored to their needs.

Our modular platform enables customers and system integrator partners to deploy capabilities based on their priorities, with the flexibility to scale over time by integrating additional solutions and advanced functionalities. This adaptable approach ensures that organizations can continuously evolve their investigative capabilities to meet changing operational needs.

We offer a broad set of solutions that can be described along the following categories (presented by alphabetical order):

•Decision Intelligence Analytics - Our decision intelligence platform uses advanced analytics and AI, including machine learning technologies, along with data fusion, data visualization and investigation tools, to empower analysts to make faster, more informed decisions. By integrating and analyzing vast amounts of structured and unstructured data from multiple sources, our technology provides customers with a comprehensive, real-time view of their data.

COGNYTE SOFTWARE LTD.
This approach delivers actionable insights that would be virtually impossible to obtain through legacy tools or manual analysis.

•Network Intelligence Analytics - Our analytics software helps security organizations generate predictive and real-time insights from vast amounts of diverse data fused from a wide range of communication network sources, leveraging advanced analytics, AI, machine learning and automation technologies.

•Operational Intelligence Analytics - Our operational intelligence analytics software and solutions help field security units carry out operational missions with greater confidence. By generating real-time or near real-time insights, our technology improves decision making in the field, and ensures mission success.

•Threat Intelligence Analytics – We provide government agencies and enterprise security organizations and investigative teams with advanced analytics and threat detection software designed to adapt to the evolving global threat landscape. Our AI-driven platform leverages machine learning to process and enrich vast volumes of data from diverse sources, transforming fragmented information into actionable insights. By fusing structured and unstructured data, investigators and SOC teams can rapidly detect, analyze, and mitigate threats with greater speed and accuracy.

Enabling Strategic Outcomes
Our customers use our solutions to help address a broad range of investigative requirements. The examples below (in alphabetical order) illustrate certain use cases that we help our customers address with our technology:

Border Control
Governments face growing challenges with illegal immigration and cross-border movements. Smuggling networks, human traffickers, and other illicit actors exploit gaps in enforcement and leverage sophisticated methods to avoid detection.
Our solutions empower border control and security agencies to integrate and analyze large volumes of disparate data. By applying advanced analytics, behavioral pattern recognition, and real-time intelligence, our technology helps agencies detect and flag suspicious activities, identify potential trafficking or smuggling operations, and prevent illegal border crossings. These intelligence tools enable more efficient resource allocation and support proactive measures to secure borders and protect public safety.

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

Our solutions provide our customers with the capability to fuse data from siloed sources - such as arrest and prison records, network data, financial transactions, flight records, property records and more - and to employ link analysis to uncover hidden connections between people, criminal organizations, companies, bank accounts and other entities.

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

Organized Crime

Organizations face significant challenges in combating organized crime, requiring them to identify criminal networks, understand their ecosystem, including leadership structures, funding sources and intentions, and ultimately prevent crimes before they happen and generate evidence. In today’s digital world, criminals leave extensive digital footprints that, when analyzed correctly, can accelerate investigations. However, the rapid growth of digital information, often fragmented and siloed, makes deriving actionable insights increasingly complex.

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

Our Customers

We provide investigative analytics solutions to hundreds of customers, primarily in the government sector spanning approximately 100 countries.

Our customers face diverse and critical challenges, and leverage our solutions to accelerate investigations, uncover actionable insights, and address threats to national security and various forms of criminal and terror activities. By utilizing our advanced analytics solutions, they gain the ability to identify, neutralize and prevent threats with greater speed and precision. Confidentiality is a cornerstone of our customer relationships. Most of our customers require strict non-disclosure agreements, and we respect their need for discretion by refraining from publicizing our partnerships or detailing the solutions they use. As a trusted provider we prioritize maintaining the highest standards of confidentiality and trust .

Market Description and Opportunity

We generate the substantial majority of our revenue from contracts with government agencies worldwide , and we anticipate that these government contracts will remain our primary revenue source in the foreseeable future. As governments face escalating security threats, exponential growth in data volumes and increasingly sophisticated adversaries, we believe the demand for advanced analytics solutions like ours will continue to grow.

Sales

COGNYTE SOFTWARE LTD.
We sell globally and organize our sales force primarily in geographical teams across territories. Each regional team is responsible for both direct sales and the partner network in that territory, including sales to existing customers and adding new customers. In the years ended January 31, 2025, 2024 and 2023, respectively, we derived approximately 14%, 17% and 20% of our revenue from sales to end users located in the Americas region. In the years ended January 31, 2025, 2024 and 2023, respectively, we derived approximately 55%, 55% and 43% of our revenue from sales to end users located in the EMEA region. In the years ended January 31, 2025, 2024 and 2023, respectively, we derived approximately 31%, 28% and 37% of our revenue from sales to end users located in the Asia-Pacific (“APAC”) region.

Winning large contracts often requires a longer, high-touch sales process that may include responding to a Request for Proposal and/or delivering a Proof of Concept. We believe that our ability to demonstrate to customers the value that can be created with our differentiated solutions is critical to winning large contracts.

The majority of our orders are generated from existing customers expanding their usage of our solutions they have already deployed or the purchase of new solutions from our portfolio to be deployed in other areas of their operations. Revenue recognized from existing customers was approximately 96% for the year ended January 31, 2025 and approximately 96% and 97% for each of the years ended January 31, 2024 and 2023, respectively, with the remainder of our revenue attributable to new customers. Our sales force provides customers with regular updates on new solutions and assists them in evaluating the benefits of such solutions to address security and other challenges. In many cases, a new order from an existing customer will include both an expansion as well as the addition of new solutions.

Initial orders from new customers are often small, and over time, as the customer develops trust in our partnership, they expand with larger follow-on orders.

Additionally, as part of our ongoing efforts to enhance our sales strategy, we recently implemented changes to our sales team structure and sales processes. We are also expanding our subscription-based offerings to support our long-term growth strategy.
Our government contracts may be subject to renegotiation or termination at the discretion of a government customer under certain conditions because of the unique nature of the terms and conditions generally associated with government contracts. Some of our government customers require us to have security credentials or engage an integrator or other customer approved legal entity. See “Item 3. Key Information—3.D. Risk Factors—Risks Associated with Macroeconomic and Global Conditions” for a more detailed discussion of certain sales and distribution risks that we face.

Services

Our services include customer support, software as a service professional services and integration services.

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

Our development team includes highly qualified software engineers, product managers, data scientists, and architects. As of the year ended January 31, 2025 we employed approximately 776 people in product and R&D roles globally, primarily in Israel, Bulgaria, Romania, Cyprus and Brazil. See “Item 3. Key Information—3.D. Risk Factors—Market and Strategy Risks— If we cannot retain and recruit qualified personnel, our ability to operate and grow our business may be impaired.”

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

Intellectual Property Rights

General

Our success depends to a significant degree on the legal protection of our software and other proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, and confidentiality and non-disclosure agreements with employees and third parties to establish and protect our proprietary rights.

Patents

As of January 31, 2025, we had approximately 300 patents and patent applications worldwide. We regularly review new areas of technology related to our businesses to determine whether they can and should be patented. We periodically review our patents portfolio and may from time to time, decide to forgo patent protection with respect to certain patents, including for reasons of cost savings and to align with our overall IP protection strategy.

Licenses

Under our customer agreements, we provide our customers with the right to use our proprietary software in exchange for a fee. Under our partner license agreements, we normally provide our partners with the right to re-sell the right to use our proprietary software to designated customers in exchange for a fee. Our customer and partner license agreements prohibit the unauthorized use, copying and reverse engineering of our software technology, and contain customer restrictions and confidentiality terms. These agreements generally warrant that the software and proprietary hardware, as applicable, will materially comply with written documentation and assert that we own or have sufficient rights in the software we sell and distribute and have not violated the intellectual property rights of others.

COGNYTE SOFTWARE LTD.
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

Our global and regional large security competitors include, among others, BAE, DataWalk, Elbit, IAI, L3/Harris, Palantir, Rohde Schwarz, and Thales. Our point solution competitors include, among others, Cellxion, JSI, Octasic and SS8. Our market is competitive with a fragmented set of competitors. We typically see vendors that only compete with us in certain geographies, use cases or point solutions.

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

COGNYTE SOFTWARE LTD.

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

In light of the nature of our solutions and customers (some of which are government security agencies), there are also various other Israeli security classification and data protection measures that are applicable to us and our global operations under relevant legislation or contractual obligations.

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

Israeli Tax Considerations and Government Programs
For a summary of the Israeli tax laws applicable to us, and certain Israeli Government programs, see “Item 10.E. Taxation - Material Israeli Tax Considerations- Israeli Tax Considerations and Government Programs”.

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

As part of such internal compliance policies, guidelines and oversight measures, sale opportunities are reviewed by a dedicated Trade Compliance team that assesses various factors, including whether any sanctions are applied with respect to the customer or the relevant country, and assesses the nature of any regulatory requirements, the contractual arrangements with the customer, and the risk of the use of our solutions in a manner contrary to the purpose for which such solutions were developed. The assessment process and the level of review are based on the characteristics of the opportunity in question. In accordance

COGNYTE SOFTWARE LTD.
with our internal guidelines, findings of the Trade Compliance team are presented to senior executive officers tasked with such role, who in turn from time to time, also consult with and report to board members. In the past, we have forgone sales opportunities where we assessed that there is a risk of our solutions being used in a manner inconsistent with the intended goal for which such solutions were developed. In the future, we may also forgo sale opportunities based on similar assessments.

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

Major Facilities

The following table sets forth our most significant facilities as of January 31, 2025:

Location	Size of Site (in square feet)	Held	Lease Term	Major Activity
Herzliya, Israel (1)	119,050	Leased	2033	Research and development, sales, product delivery, support services and management functions
Limassol, Cyprus	45,058	Leased	2026	Research and development and support services
Sofia, Bulgaria	19,880	Leased	2029	Research and development and support services
Florianopolis, Brazil	17,501	Leased	2025	Research and development, sales, product delivery and support services
Bucharest, Romania	17,278	Leased	2034	Research and development and support services

(1) The facility in Israel does not include the additional parking floor space of approximately 56,000 square feet.

We believe that we have satisfactory title to our facilities in accordance with standards generally accepted in our industry. We believe that all of our production facilities are in good operating condition. As of January 31, 2025, the combined net book value of our property and equipment was $28.3 million.

COGNYTE SOFTWARE LTD.
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

Cognyte incurred separation benefits (costs) of approximately $(0.1) million, $0.9 million and $(0.3) million during the fiscal years ending January 31, 2025, 2024 and 2023, respectively. These costs and benefits include developing stand-alone information systems and related information technology costs, third-party advisory, consulting, legal and professional services, as well as other costs that are incremental and one-time in nature that are related to the spin-off. The majority of these costs were financed through ongoing operations and existing cash, cash equivalents and short-term investments.

The SIS Divestiture

In December 2022, as part of our ongoing strategic plan to simplify and focus the Company on fewer agendas, we sold our Situational Intelligence Solutions (SIS) business.

Demand Trends

We believe that the following trends are driving demand for our solutions:
•Data is Growing Rapidly and is Highly Fragmented. The growing volume and diversity of structured and unstructured data require not only advanced analytical tools but also innovative approaches to manage and analyze this data effectively. Organizations face challenges in consolidating data from diverse sources. As data ecosystems become increasingly complex, there is a growing need for solutions that can seamlessly aggregate, interpret and derive actionable intelligence from highly fragmented information.
•Security Threats Are Becoming More Difficult to Detect and Mitigate. Organizations face increasingly complex investigation challenges, as threats from well-organized and well-funded adversaries continue to evolve. Bad actors are leveraging advanced technologies to avoid detection, making it more difficult to identify and mitigate threats. To stay ahead, organizations must address threats that are more sophisticated and global in scale. Advanced investigative analytics software can help organizations uncover the unknown by revealing patterns and anomalies, providing near real-time insights, and accelerating decision-making. We expect there will be an accelerated shift toward data-driven intelligence, where scalable, easily integrated platforms are essential, especially in areas such as signals intelligence, where organizations must process vast and complex data sets with speed and precision.
•Organizations Are Transitioning to Modern, Industry-Standard Platforms. Historically, some organizations relied on proprietary solutions supported by integrators and internal development resources. However, these solutions often struggle to keep pace with rapid technological evolution, limiting adaptability and effectiveness. Moreover, tailor-made, one-off solutions are often more expensive, less flexible, and prevent organizations from benefiting from the collective feedback and continuous improvements that industry-standard platforms incorporate. As digital transformation accelerates, organizations are increasingly shifting to modern, open interface software that adheres to

COGNYTE SOFTWARE LTD.
industry standards and seamlessly integrates into existing environments. This shift extends to areas like lawful interception where advancements are driving the need for modernization, enabling faster resolution times, improved intelligence extraction, and greater operational efficiency. To remain effective in an evolving landscape, organizations benefit from adopting scalable platforms that support agility, efficiency and compliance with regulatory and operational requirements.
•Geopolitical Complexity, Advanced Analytics and AI, Are Driving Demand for Our Products. The rapidly shifting geopolitical environment, marked by heightened global tensions, emerging threats, and increasingly complex security challenges, is fueling the demand for advanced analytics solutions. Governments and other entities face the pressing need to monitor, predict and respond to dynamic scenarios with greater speed and precision. As geopolitical uncertainties intensify, organizations require advanced analytical tools to improve decision-making, and maintain security in an increasingly volatile world.

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

In testing for goodwill impairment, we may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount. If we elect to bypass a qualitative assessment, or if our qualitative assessment indicates that goodwill impairment is more likely than not, we perform quantitative impairment testing. If our quantitative testing determines that the carrying value of our reporting unit exceeds its fair value, goodwill impairment is recognized in an amount equal to that excess, limited to the total goodwill allocated to the reporting unit. There was no impairment of goodwill recorded for the years ended January 31, 2025, 2024 and 2023 as the fair value substantially exceeded the carrying amount of the reporting unit for each of these years.

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

Fiscal year end 2024 and 2025 Impairment Testing

Management performed its annual goodwill testing as of January 31, 2024 and 2025. Cognyte’s management elected to utilize a qualitative assessment and determined that it is more likely than not that the fair value of our reporting unit is higher than its carrying amount. Based on this qualitative assessment, no indicators of impairment were identified.

Fiscal year end 2023 Impairment Testing

COGNYTE SOFTWARE LTD.
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

The fair value of the reporting unit as of January 31, 2023, for which we performed quantitative impairment tests was estimated using a combination of 33% weighting to income approach, which incorporates the use of the discounted cash flow method, and 33% weighting to market approach, which incorporates the use of earnings and revenue multiples based on market data as well as 33% weighting to the market approach which incorporates trailing average of the stock price and market participant acquisition premium. For the income approach, we used projections, which require the use of significant estimates and assumptions to the reporting unit. The assumptions include revenue growth, profit margins, terminal value growth rates, capital expenditures projections, assumed tax rates, discount rates and other assumptions deemed reasonable by management. For the market approach, we used judgment in identifying the relevant comparable-company market multiples as well as assumptions related to market participant acquisition premium.

Based on the quantitative impairment analysis, management concluded the goodwill was not impaired. The estimated fair values of the reporting unit exceeded the carrying amount by $84.0 million. The fair value of the reporting unit goodwill at the January 31, 2023, testing date was $305 million.

Management's revenue and profitability forecasts used in the reporting unit valuations considered historical performance, strategic initiatives and industry trends. Assumptions used in the valuations were similar to those that would be used by market participants performing independent valuations of the business. Key assumptions developed by management and used in the quantitative analysis of the reporting unit include:
•Financial projections and future cash flows, including a base year reflecting actual results, revenue growth and profitability improvement throughout the forecast period that reflects the long-term strategy for the business, and terminal growth rates based on the expected long-term growth rate of the business;
•Tax rates based on the statutory rates for the countries in which Cognyte operates;
•Market-based discount rates; and
•Market participant acquisition premium.

The valuation model used by management in the impairment testing assumes revenue growth and profitability improvement, including execution of its long-term growth strategy. If Cognyte fails to achieve the financial projections, an impairment of the reporting unit goodwill could occur in the future. Management performed sensitivity analyses on the impairment models used to test the reporting unit goodwill. In doing so, management determined that individual changes of a 20% decrease in the compound annual growth rate for EBITDA or a 490 basis-point increase in the discount rate used in the discounted cash flow model resulted in the estimated fair value of the reporting unit to be below its carrying value, which would result in impairment.

Management’s Use of Estimates and Assumptions in Impairment Analysis for the fiscal year ended 2023

Management made its estimates based on information available as of the date of our assessments, using assumptions we believe market participants would use in performing an independent valuation of the business. It is possible that Cognyte’s conclusions regarding impairment of goodwill could change in future periods. There can be no assurance that the estimates and assumptions used in our goodwill impairment testing will prove to be accurate predictions of the future, if, for example, (i) the businesses do not perform as projected, (ii) overall economic conditions in Fiscal year end 2024 or future years vary from current assumptions (including changes in discount rates), (iii) business conditions or strategies change from current assumptions, including loss of major customers, or (iv) enterprise values of comparable publicly traded companies, or actual sales transactions of comparable companies, were to decline, resulting in lower multiples of revenues and EBITDA.

Income Taxes

We account for income taxes under the asset and liability method which includes the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our consolidated financial statements. Under this approach, deferred taxes are recorded for the future tax consequences expected to occur when the

COGNYTE SOFTWARE LTD.
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

Components of Results of Operations

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Our financial results, which are reported in U.S. dollars, are affected by changes in foreign currency. Most of our revenue and expenses, primarily labor expenses, are denominated in Euros, New Israeli Shekels, Singapore dollars and U.S. dollars. Additionally, certain assets, especially cash, trade receivables and other accounts receivables, as well as part of our liabilities are denominated in Euros, New Israeli Shekels, Singapore dollars and U.S. dollars. As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition. The U.S. dollar cost of our operations in Israel may be adversely affected by the appreciation of the New Israeli Shekel against the U.S. dollar. In addition, the value of our non-U.S. dollar revenue could be adversely affected by the depreciation of the U.S. dollar against Singapore dollars and Euros.

Conditions in Israel

We are incorporated under the laws of Israel, and our principal executive offices and research and development facilities are located in, the State of Israel. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Location of Our Headquarters in Israel” for a description of governmental, economic, fiscal, monetary and political policies or factors that have materially affected or could materially affect our operations.

Results of Operations

The following discussion includes a comparison of our results of operations and liquidity and capital resources for the years ended January 31, 2025 and 2024. A discussion regarding our financial condition and results of operations for the year ended January 31, 2024 compared to the year ended January 31, 2023 can be found under Item 5 in our Annual Report on Form 20-F for the fiscal year ended January 31, 2024, filed with the SEC on April 9, 2024, which is hereby incorporated by reference herein and considered part of this Annual Report on Form 20-F only to the extent referenced and is available free of charge on the SEC’s website at www.sec.gov and our website at www.cognyte.com/investors.

Overview of Operating Results

The following table sets forth a summary of certain key financial information for the years ended January 31, 2025, 2024, and 2023:

COGNYTE SOFTWARE LTD.

	Year Ended January 31,
(in thousands)	2025	2024	2023
Revenue	$350,632	$313,404	$312,062
Operating loss	$(5,126)	$(18,054)	$(103,323)
Net loss attributable to Cognyte Software Ltd.	$(12,051)	$(15,570)	$(114,132)

Our historical operational results for fiscal year 2023 include our divested SIS results of operation, which had a significant impact on our year over year fluctuation analysis between fiscal year 2023 and 2024.

Our revenue increased approximately $37.2 million, or 11.9%, from $313.4 million in the year ended January 31, 2024 to $350.6 million in the year ended January 31, 2025. The increase consisted of a $12.3 million increase in software revenue, a $15.8 million increase in software service revenue and a $9.1 million increase in professional service and other revenue. For additional details on our revenue, see “—Software Revenue, Software Service Revenue, and Professional Service and Other Revenue.” Revenue from end users located in the Americas, EMEA and APAC represented approximately 14%, 55% and 31% of our total revenue, respectively, in the year ended January 31, 2025, compared to approximately 17%, 55% and 28%, respectively, in the year ended January 31, 2024.

Operating loss was $5.1 million in the year ended January 31, 2025 compared to operating loss of $18.1 million in the year ended January 31, 2024. This decrease in operating loss was due to $31.5 million increase in gross profit and $18.6 million increase in operating expenses, which primarily consisted of a $17.7 million increase in selling, general and administrative expenses and a $1.0 million increase in net research and development expenses.

Net loss attributable to Cognyte was $12.1 million in the year ended January 31, 2025, compared to net loss attributable to Cognyte of $15.6 million in the year ended January 31, 2024. The decrease in net loss attributable to Cognyte in the year ended January 31, 2025 was primarily due to a $13 million decrease in operating loss, as described above, partially offset by a $4.5 million increase in our provision for income taxes, a $4.0 million decrease in total other income, net, and a $0.9 million increase in net income attributable to our noncontrolling interests.

A portion of our business is conducted in currencies other than the U.S. dollar, and therefore our revenue and operating expenses are affected by fluctuations in applicable foreign currency exchange rates. When comparing average exchange rates for the year ended January 31, 2025 to average exchange rates for the year ended January 31, 2024, the U.S. dollar weakened relative to the Singapore dollar and New Israeli Shekel and strengthened relative to the Euro and the Brazilian Real. For the year ended January 31, 2025, had foreign exchange rates remained unchanged from rates in effect for the year ended January 31, 2024, our revenue would have been approximately $1.2 million higher, and the unhedged operating expenses on a combined basis would have been approximately $1.2 million higher, which would have resulted in less than $0.1 million increase in operating income.

As of January 31, 2025 and 2024, we employed approximately 1,600 professionals, including part-time employees and certain contractors.

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

The following table sets forth revenue for the years ended January 31, 2025, 2024, and 2023:

	Year Ended January 31,			% Change
(in thousands)	2025	2024	2023	2025-2024	2024-2023
Software	$125,815	$113,541	$98,288	11%	16%
Software service	180,872	165,027	175,690	10%	(6)%
Professional service and other	43,945	34,836	38,084	26%	(9)%
Total revenue	$350,632	$313,404	$312,062	12%	0.4%

COGNYTE SOFTWARE LTD.

Software Revenue

Software revenue increased approximately $12.3 million, or 11%, from $113.5 million for the year ended January 31, 2024 to $125.8 million for the year ended January 31, 2025, primarily due to an increase in deliveries of appliance software in the amount of $5.8 million as well as an increase in perpetual license deliveries in the amount of $3.3 million and an additional subscription increase in the amount of $3.1 million.

Software Service Revenue

Software service revenue increased approximately $15.8 million, or 10%, from $165.0 million for the year ended January 31, 2024 to $180.9 million for the year ended January 31, 2025, primarily resulting from an increase related to support services in the amount of $13.4 million mainly due to software revenue growth and support price increase as well as additional increase in subscription services in the amount of $2.4 million.

Professional Service and Other Revenue

Professional service and other revenue increased approximately $9.1 million, or 26%, from $34.8 million for the year ended January 31, 2024 to $43.9 million for the year ended January 31, 2025. The increase was primarily due to an increase in deployment in the amount of $6.2 million as a result of deployment timing and scale.

Cost of Revenue

The following table sets forth cost of revenue by software, software service and professional service and other, as well as amortization of acquired technology for the years ended January 31, 2025, 2024, and 2023:

	Year Ended January 31,			% Change
(in thousands)	2025	2024	2023	2025-2024	2024-2023
Cost of software revenue	$19,988	$18,919	$19,975	6%	(5)%
Cost of software service revenue	45,184	43,305	48,400	4%	(11)%
Cost of professional service and other revenue	38,538	35,776	50,941	8%	(30)%
Amortization of acquired technology	—	—	619	—%	(100)%
Total cost of revenue	$103,710	$98,000	$119,935	6%	(18)%

Cost of Software Revenue

Cost of software revenue increased approximately $1.1 million, or 6%, from $18.9 million for the year ended January 31, 2024 to $20.0 million for the year ended January 31, 2025, the increase is primarily due to $2.0 million increase related to cost of appliance materials as a result of revenue increase as explained in Software Revenue, offset by $0.9 million decrease which is mainly related to software amortization. Software revenue gross margins increased from 83% in the year ended January 31, 2024 to 84% in the year ended January 31, 2025 as a result of decreased software amortization.

Cost of Software Service Revenue

Cost of software service revenue increased approximately $1.9 million, or 4%, from $43.3 million in the year ended January 31, 2024 to $45.2 million in the year ended January 31, 2025. The increase was primarily related to personal cost aligned with the Software Service Revenue growth. Our software service gross margins increased from 74% in the year ended January 31, 2024 to 75% in the year ended January 31, 2025, mainly due to efficiency and scale - while the revenue increased by 10%, the cost structure increased by a slower pace of 4% year over year.

Cost of Professional Service and Other Revenue
Cost of professional service and other revenue increased by approximately $2.7 million, or 8%, from $35.8 million in the year ended January 31, 2024 to $38.5 million in the year ended January 31, 2025. The increase was primarily due to $2.9 million related to deployment services and $0.9 million related to third-party hardware reselling. The increase is a result of incremental professional service revenue. This increase was offset by $1.0 million decrease related to customer-specific development work costs. Our professional service and other gross margins increased from a negative 3% in the year ended January 31, 2024 to a positive 12% in the year ended January 31, 2025, primarily due to improved deployment efficiency reflected by achieving higher revenues with a similar cost structure platform.

COGNYTE SOFTWARE LTD.
Research and Development, Net

The following table sets forth research and development, net for the years ended January 31, 2025, 2024, and 2023:

	Year Ended January 31,			% Change
(in thousands)	2025	2024	2023	2025-2024	2024-2023
Research and development, net	$108,274	$107,283	$140,324	1%	(24)%

Research and development, net increased, insignificantly, approximately by $1.0 million, or 1%, from $107.3 million in the year ended January 31, 2024 to $108.3 million in the year ended January 31, 2025.

Selling, General and Administrative Expenses

The following table sets forth selling, general and administrative expenses for the years ended January 31, 2025, 2024, and 2023:

	Year Ended January 31,			% Change
(in thousands)	2025	2024	2023	2025-2024	2024-2023
Selling, general and administrative	$143,516	$125,784	$154,347	14%	(19)%

Selling, general and administrative expenses increased approximately $17.7 million, or 14%, from $125.8 million in the year ended January 31, 2024 to $143.5 million in the year ended January 31, 2025.

The selling and marketing expenses increased approximately $13.4 million, or 16%, from $81.6 million in the year ended January 31, 2024 to $95.0 million in the year ended January 31, 2025. The increase is driven by a strategic decision to expand sales and marketing initiatives. The increase was primarily related to $5.6 million of personnel costs, $3.5 million increase related to agent commissions mainly due to increase in revenue and regional mix, $3.4 million increase related to global intelligence summit and other marketing activities.

The general and administrative expenses increased approximately $4.4 million, or 10%, from $44.2 million in the year ended January 31, 2024 to $48.5 million in the year ended January 31, 2025. This increase was primarily due to personnel costs, mainly due to stock-based compensation expenses, and other general expenses, net.

Amortization of Other Acquired Intangible Assets

The following table sets forth amortization of other acquired intangible assets for the years ended January 31, 2025, 2024, and 2023:

	Year Ended January 31,			% Change
(in thousands)	2025	2024	2023	2025-2024	2024-2023
Amortization of other acquired intangible assets	$258	$391	$779	(34)%	(50)%

Amortization of other acquired intangible assets decreased approximately $0.1 million, or 34%, from $0.4 million in the year ended January 31, 2024 to $0.3 million in the year ended January 31, 2025. The decrease was attributable to fully amortized acquired technology during the year ended January 31, 2025.

Other Income, Net

The following table sets forth total other income, net for the years ended January 31, 2025, 2024, and 2023:

COGNYTE SOFTWARE LTD.

	Year Ended January 31,			% Change
(in thousands)	2025	2024	2023	2025-2024	2024-2023
Interest income	$2,470	$1,896	$774	30%	145%
Interest expense	(100)	(16)	(1,597)	525%	(99)%
Other income, net:
Gains on business divestiture	$—	$4,768	$5,764	(100)%	(17)%
Gains on investments, net	—	—	1,660	—	(100)%
Foreign currency losses	(1,398)	(846)	(51)	65%	1,558%
Gains (losses) on derivatives	178	(330)	(426)	154%	22%
Other (expense) income , net	(394)	(677)	204	42%	(432)%
Other (expense) income , net	(1,614)	2,915	7,151	(155)%	(59)%
Total other income, net	$756	$4,795	$6,328	(84)%	(24)%

Total other income, net, decreased by $4.0 million from income of $4.8 million in the year ended January 31, 2024 to $0.8 million income in the year ended January 31, 2025. This decrease was mainly due to a $4.8 million gain on the SIS business divestiture recognized during year ended January 31, 2024, and a net increase in foreign currency losses of $0.6 million resulting from fluctuations in U.S. dollar relative to other foreign currencies, primarily including the New Israeli Shekel, Brazilian Real, Indian Rupee, Singapore dollar and Euro. The decrease in other income is offset by an increase in interest income of $0.6 million due to higher cash balances during year ended January 31, 2025, a $0.5 million increase in gain on derivatives, and a decrease in other expenses of $0.3 million mainly due to lower commitment fees to the banks on the unutilized credit line.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the years ended January 31, 2025, 2024, and 2023:

	Year Ended January 31,			% Change
(in thousands)	2025	2024	2023	2025-2024	2024-2023
Provision (benefit) for income taxes	$2,864	$(1,614)	$12,956	(277)%	(112)%

Our effective income tax rate was (65.5)% for the year ended January 31, 2025, compared to an effective income tax rate of 12.2% for the year ended January 31, 2024. For the year ended January 31, 2025, our change in effective income tax rate compared to the U.S. federal statutory income tax rate of 21.0% is primarily due to $7.6 million increase in valuation allowances related to Israeli entities and $1.0 million of stock-based compensation, net of $3.7 million of non-U.S. tax rate differential, and the release of $2.0 million of tax contingencies.

For the year ended January 31, 2024, our change in effective income tax rate compared to the U.S. federal statutory income tax rate of 21.0% is primarily due to the release of $5.1 million of tax contingencies, $2.3 million increase in valuation allowances related to Israeli entities, $2.2 million of U.S tax effects of non-U.S. operations, $1.2 million of non-U.S. tax rate differential, and $1.0 million of stock-based compensation. During the fourth quarter of fiscal year January 31, 2024, the uncertain tax positions associated with Verint, as well as the corresponding indemnification asset, were reversed due to the expiration of the statute of limitations. The reversal which amounted to $4.7 million is reflected in the release of the tax contingencies for the year ended January 31, 2024.

Net income attributable to noncontrolling interest

The following table sets forth the net income attributable to noncontrolling interest for the years ended January 31, 2025, 2024, and 2023:

	Year Ended January 31,			% Change
(in thousands)	2025	2024	2023	2025-2024	2024-2023
Net income attributable to noncontrolling interest	$4,817	$3,925	$4,181	23%	(6)%

Total net income attributable to noncontrolling interest, increased by $0.9 million from $3.9 million in the year ended January 31, 2024 to $4.8 million income in the year ended January 31, 2025. This increase was mainly due to higher profit in the relevant joint venture.

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

On December 1, 2022 we completed the sale of our SIS business to Volaris group (“Volaris”).As consideration for the sale, we received $42.4 million in cash and $4.7 million in hold back which was paid during the year ended January 31, 2024. The sale included equity interests, assets and liabilities attributable to the SIS business, for a total consideration of $47.1 million, plus a performance based earn-out which was not reached as of January 31, 2025. The SIS sale resulted in a pre-tax gain on sale of $5.8 million, net of $4.7 million closing costs included in Other (expenses) income, net in the consolidated statements of operations of the year ended January 31, 2023. The sale price was subject to adjustment based on changes in actual closing net working capital. The sale price was adjusted during the year ended January 31, 2024 based on changes in actual closing net working capital and the completion of asset transfer which resulted in an additional pre-tax gain of $4.8 million recorded within other income. For proceeds received during the years ended January 31, 2025 and 2024 please refer to our “Consolidated Statements of Cash Flows”.

Based on past performance and current expectations, we believe that our cash, cash equivalents, short-term investments and cash generated from operations will be sufficient to meet anticipated operating costs, working capital needs, ordinary course capital expenditures, research and development spending, and other commitments for at least the next twelve months.

We have historically expanded our business in part by investing in strategic growth initiatives, including acquisitions of products, technologies, and businesses. We have used cash as consideration for all of our historical business acquisitions. There were no business acquisitions during the years ended January 31, 2025 and 2024.

Our off-balance sheet purchase obligations totaled approximately $33 million as of January 31, 2025. These obligations are associated with agreements for purchases of goods or services generally including agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transactions. Agreements to purchase goods or services that have cancellation provisions with no penalties are excluded from these purchase obligations.

In the normal course of business, we provide certain customers with financial performance guarantees, which are generally backed by bank guarantees and, in certain cases, by standby letters of credit. At January 31, 2025, we had approximately $31 million of outstanding bank guarantees and letters of credit relating primarily to these performance guarantees. In addition, the Company provided bank guarantees in the amount $3.3 million related to its offices in Israel and exports transaction towards the Israeli Chamber of Commerce.

We entered into two revolving credit facilities with Israeli banks - Bank Leumi Le-Israel B.M. (“Bank Leumi”), and Bank Hapoalim B.M. ("Bank Hapoalim") effective upon the completion of the spin-off, February 1, 2021, which were valid for three years until January 31, 2024 and provided for a total of up to $100 million in total borrowings. Based on the Company’s financial objectives, current cash balance and expected cash, we have extended these two revolving credit facilities effective as of December 31, 2023 and January 24, 2024, for an additional two years until January 2026 which provide for a total of up to $65.0 million in total borrowings. As of January 31, 2025 and 2024, we do not have any withdrawn funds from the revolving credit facilities. Interest rates on both facilities are based on Term SOFR plus a margin of 3.26% - 3.31%. We did not incur interest expenses related to our revolving credit facilities for the years ended January 31, 2025 and January 31, 2024. Interest expenses in the amount of $1.6 million were incurred for the year ended January 31, 2023. In addition, we are required to pay a commitment fee with respect to unused credit under the credit facilities at a rate of 0.75% per annum. The commitment fee incurred with respect to unused credit under the credit facilities was $0.5 million, $0.7 million and $0.3 million for the years ended January 31, 2025, 2024 and 2023, respectively.

We continually examine our options with respect to terms and sources of existing and future short-term and long-term capital resources to enhance our operating results and to ensure that we retain financial flexibility.

COGNYTE SOFTWARE LTD.
Our consolidated balance sheet at January 31, 2025 included $4.8 million of non-current tax reserves, including interest and penalties of $0.9 million, net of related benefits for uncertain tax positions. We regularly assess the adequacy of our provisions for income tax contingencies. As a result, we may adjust the reserves for unrecognized tax benefits for the impact of new facts and developments, such as changes to interpretations of relevant tax law, assessments from taxing authorities, settlements with taxing authorities, and lapses of statutes of expiration. We believe that it is reasonably possible that the total amount of unrecognized tax benefits at January 31, 2025 could decrease by approximately $1.4 million in the next twelve months as a result of settlement of certain tax audits or lapses of statutes of limitation. Such decreases may involve the payment of additional taxes.

Our cash balances as of January 31, 2025 include cash and cash equivalents held by our consolidated subsidiaries, including a joint venture where our partner holds a noncontrolling interest. The distribution of dividends to us by our consolidated subsidiaries may be subject to restrictions on the payment of dividends in the jurisdiction in which such subsidiaries are incorporated. In addition, the distribution of dividends by the foregoing joint venture is subject to the consent of our joint venture partner, and upon the distribution of any dividends by such joint venture, a portion of such dividend will be paid to the partner holding the noncontrolling interest. See “Item 5.B. Liquidity and Capital Resources—Financing Activities” and our consolidated financial statements and the related notes to those statements included elsewhere in this Annual Report. Cash balances that are restricted pursuant to the terms of various agreements are classified as restricted cash and included in restricted cash and cash equivalents, and restricted bank time deposits, and other assets in our consolidated balance sheets. These restricted balances primarily represent deposits to secure bank guarantees in connection with customer sales contracts. The amounts of these deposits can vary depending upon the terms of the underlying contracts and were not available for general operating use. As of January 31, 2025 and 2024, we held $0.6 million and $8.8 million, respectively, of restricted cash, cash equivalents, and restricted bank time deposits (including long-term portions).

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

As of January 31, 2025, we did not have any off-balance sheet arrangements that we believe have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Cash Flow Activity for the Years Ended January 31, 2025 and 2024

The following table summarizes our total cash, cash equivalents, restricted cash, cash equivalents, and bank time deposits, and short-term investments, as of January 31, 2025 and 2024:

	January 31,
(in thousands)	2025	2024
Cash and cash equivalents	$112,719	$74,477
Restricted cash and cash equivalents, and restricted bank time deposits (excluding long term portions)	381	8,667
Total cash and cash equivalents, restricted cash and cash equivalents, and restricted bank time deposits	$113,100	$83,144

A summary of the sources and uses of cash, cash equivalents, restricted cash and restricted cash equivalents for the years ended January 31, 2025, 2024, and 2023 is as follows:

COGNYTE SOFTWARE LTD.

	Year Ended January 31,
(in thousands)	2025	2024	2023
Net cash provided by (used in) operating activities	$46,782	$34,561	$(36,987)
Net cash (used in) provided by investing activities	(5,691)	9,358	20,127
Net cash used in financing activities	(7,952)	(2,452)	(102,934)
Effect of foreign currency exchange rate changes on cash, cash equivalents, restricted cash, and restricted cash equivalents	(631)	(115)	617
Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	$32,508	$41,352	$(119,176)

Operating Activities

Net cash generated by operating activities increased by $12.2 million, from $34.6 million generated during the year ended January 31, 2024 to $46.8 million generated during the year ended January 31, 2025. This increase is driven primarily by $17.5 million increase in our net profit adjusted by non-cash adjustments and strong collection.

Our cash flow from operating activities can fluctuate from period to period due to several factors, including our operating results, the timing of our billings and collections as well as timing to cash tax, other payments to suppliers and payment of legal settlement and interest expenses on our facility credit agreement.

Investing Activities

During the year ended January 31, 2025, our investing activities used $5.7 million of net cash, including $13.2 million of payments for purchases of property and equipment, capitalized software development costs. The cash used by these investing activities was partially offset by $5 million of proceeds received from the divestiture of our SIS business, net of cost, and $2.4 million cash provided by restricted bank time deposits, including long-term portion.

During the year ended January 31, 2024, our investing activities provided $9.4 million of net cash, including $17.2 million net maturities and sales of short-term investments and $5 million of proceeds received by the divestiture of our SIS business , net of cost. The cash provided by these investing activities was partially offset by $9 million of payments for purchases of property, and equipment, capitalized software development costs and $2.8 million cash used in restricted bank time deposits, including long-term portion.

We had no significant commitments for capital expenditures as of January 31, 2025 and 2024.

Our cash flow from investing activities can fluctuate from period to period mainly due to purchases of property and equipment and our short-term investment policy.

Financing Activities

For the year ended January 31, 2025, our financing activities used $8.0 million of net cash, including $5.3 million related to repurchase of ordinary shares, please see “Item 16.E. Purchases of Equity Securities by The Issuer and Affiliated Purchases”, and $2.6 million related to dividends paid to noncontrolling interest holders in our joint venture.

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

During the years ended January 31, 2025 and 2024, we recorded a $0.2 million net gain and $0.3 million net loss, respectively, on foreign currency forward contracts not designated as hedges for accounting purposes. We had $2.3 million of

COGNYTE SOFTWARE LTD.
net unrealized gains for the year ended January 31, 2025 and $1.6 million of net unrealized gains for the year ended January 31, 2024 on outstanding foreign currency forward contracts. The notional amounts of our forward contract totaled $60.9 million and $74.4 million for the years ended January 31, 2025 and 2024, respectively.

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

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our gross research and development spending totaled $108.3 million, $107.3 million and $140.4 million for the years ended January 31, 2025, 2024 and 2023 respectively. As described in the “Risk Factors” section and elsewhere in this Form 20-F, government regulations and policies can make developing or marketing new technologies expensive or uncertain due to various restrictions on trade and technology transfers. See “Item 3. Key Information—3.D. Risk Factors” and “Item 4. Information on the Company—4.B. Business Overview—Government Regulations.” For further information on our research and development policies and additional product information, see “Item 4. Information on the Company— 4.B. Business Overview.”

5.D. TREND INFORMATION

Please see “—5.A. Operating Results” and “Item 4. Information on the Company—4.B. Business Overview—Demand Trends” for trend information.

5.E. CRITICAL ACCOUNTING ESTIMATES

Please see “—5.A. Operating Results—Critical Accounting Estimates” for critical accounting estimates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The following table presents information about our current executive officers and directors as of the date of this Annual Report:

Name	Age
Elad Sharon, Chief Executive Officer	49
Earl Shanks	68
Avi Cohen	71
Dafna Sharir	56
Ron Shvili	58
Mr. Matthew O’Neill	49
Ms. Nurit Benjamini	58

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

COGNYTE SOFTWARE LTD.
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

Dafna Sharir, Director

Ms. Sharir has served as a member of our board of directors since March, 2022. Ms. Sharir has served as a business advisor to various companies, including BrightCodes Technologies Ltd. from 2018 to 2021. Previously, Ms. Sharir has provided M&A Advisory services to FAM, a U.S. asset management firm, from 2008 to 2010 and to Ofer Group and Israel Corp. from 2005 to 2008. She has held various senior positions, including as Senior Vice President Investments at AMPAL from 2002-2005. Ms. Sharir currently serves as an independent director and chairman of the compensation committee at Ormat Technologies Inc., as an independent director and a member of the audit committee at Gilat Satellite Networks Ltd., and as a director at Minute Media Inc.

Ron Shvili, Director

Mr. Shvili has served as a member of our board of directors since May 1, 2024. Mr. Shvili serves as board member of Ankor Insurance Company Ltd. and as an advisor to Phoenix Holdings, a major investment, insurance and asset management group in Israel, where he manages its early stage insurtech portfolio. In such capacity, Mr. Shvili serves as a board member at Seenity, nSure and as a board observer at Hoenycomb insurance. Mr. Shvili is a venture partner at Magenta ventures and serves as an advisor to several software startups. From 2020 to 2023, Mr. Shvili was Executive Vice President and the Chief Technology, IT and Innovation Officer at Phoenix Holdings, and from 2013-2020, he served as Chief Technology Officer at Cellcom Israel Ltd. Mr. Shvili has also served as a board member of LightCyber (acquired by Palo Alto Networks) and as an advisory board member for Granulate (acquired by Intel) and Imvision (acquired by Intuit). Prior to his transition to the private sector, Mr. Shvili dedicated 23 years to Israel’s national security sector. From 1990 to 2012 Mr. Shvili held various key managerial and technological positions in the Israeli Defense Forces and the Israeli Ministry of Defense, including senior positions as the Head of an R&D division in DDR&D (MAFAT) directorate of the MOD, and Head of the technology center of the elite 8200 IDF unit, both at the rank of Colonel. In these roles he led strategic research ,and the development and implementation of cutting edge technologies in various areas amongst them communications, cyber, AI and IT.

Matthew O’Neill, Director

Mr. O'Neill was appointed to serve as a member of our board of directors effective March 1, 2025. Mr. O’Neill is a Co-Founder and Partner at 5OH Consulting LLC. Mr. O’Neill served as the Deputy Special Agent in Charge of Cyber Operations at the United States Secret Service (the “Secret Service”) until December 2023, where he directed the agency's global cyber investigative strategies and oversaw efforts to dismantle transnational criminal networks. During his tenure at the Secret Service, he also served as the Director of the Asset Forfeiture Branch and as the Director of the Global Investigative

COGNYTE SOFTWARE LTD.
Operations Center, where he established the Secret Service's first agency-wide criminal investigative fusion center. Mr. O'Neill holds certifications from Carnegie Mellon University and American University and earned his Bachelor of Science degree from James Madison University.

Nurit Benjamini, Director

Ms. Benjamini was appointed to serve as a member of our board of directors effective March 31, 2025. Ms. Benjamini is a Partner and the Chief Financial Officer of F2 Venture Capital and serves as an External Director of Caesarstone Ltd. (Nasdaq: CSTE) since 2020. From December 2013 to November 2022, Ms. Benjamini served as the Chief Financial Officer of Crazy Labs Ltd., a top mobile games developer and publisher. From 2011 to 2013, Ms. Benjamini served as the Chief Financial Officer of Wix.com (Nasdaq: WIX); from 2007 to 2011, she served as the Chief Financial Officer of CopperGate Communications Ltd., and from 2000 to 2007, she served as the Chief Financial Officer of Compugen Ltd. (Nasdaq: CGEN). Ms. Benjamini earned a B.A. degree in economics and business and an M.B.A. in finance, both from Bar Ilan University, Israel.

Senior Management

The following table sets forth information regarding our senior management as of the date of this Annual Report.

Name	Age
Elad Sharon, Chief Executive Officer	49
David Abadi, Chief Financial Officer	51
Gil Cohen, Chief Product Officer	54
Ilan Rotem, Chief Legal Officer	60
Efi Nuri, Chief Revenue Officer	63
Rini Karlin, Chief People Officer	53
Sharon Chouli, Chief Customer Officer	55

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

COGNYTE SOFTWARE LTD.

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

6.B. COMPENSATION

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us and our subsidiaries, with respect to the year ended January 31, 2025, to our directors and senior management that served at any time during the year ended January 31, 2025 was $19.8 million. This amount includes approximately $0.9 million set aside or accrued to provide pension, severance, retirement, or similar benefits.

The table below sets forth the compensation earned by our five most highly compensated office holders (as defined below under “—6.C. Board Practices—Compensation Committee—Compensation Policy under the Companies Law”) during or with respect to the year ended January 31, 2025. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives”. For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or perquisites such as car, phone and social benefits, as well as any undertaking to provide such compensation in the future.

Summary Compensation Table

Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)
	(in thousands, US dollars) (1)
Elad Sharon, Chief Executive Officer	416	185	3,124	1,306	5,031
David Abadi, Chief Financial Officer	371	118	1,861	571	2,921
Sharon Chouli, Chief Customer Officer	290	100	1,226	389	2,005
Rini Karlin, Chief People Officer	290	100	1,198	377	1,965
Gil Cohen, Chief Product Officer	318	106	1,167	354	1,945

(1) All amounts reported in the table are in terms of cost to us accrued with respect to the year ended January 31,2025, as recorded in our financial statements.

COGNYTE SOFTWARE LTD.
(2) All Covered Executives listed in the table were our full-time employees during the year. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended January 31, 2025.

(3) Amounts reported in this column include car allowance and social benefits accrued by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, retirement, educational fund, vacation redemption and payments for social security. Amounts reported in this column do not include a one-time accrual for future retirement arrangements that would be paid to our chief executive officer in an aggregate amount of $0.3 million.

(4) Amounts reported in this column refer to incentive and variable compensation payments which were paid or accrued in cash or shares with respect to the year ended January 31, 2025. In accordance with the Company’s compensation policy, we accrued for bonuses to our Covered Executives upon compliance with predetermined performance and other parameters as set by the compensation committee and the board of directors. These amounts were provided for in our financial statements for the year ended January 31, 2025. We also award PSUs to executive officers that vest upon the achievement of specified performance goals. We recognize compensation expenses for the value of the awards, which vest based on service conditions, using the straight-line method, over the requisite service period of each of the awards, net of estimated forfeitures.

(5) Amounts reported in this column represent the expense recorded in our financial statements for the year ended January 31, 2025 with respect to equity-based compensation grants. The relevant amounts underlying the equity awards granted to our officers will continue to be expensed in our financial statements over a period of time during the years on account of the grants made during the year ended January 31, 2025 in similar annualized amounts. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by our compensation committee and board of directors.

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

2021 Share Incentive Plan

In connection with the spin-off, we adopted a new 2021 share incentive plan (the “2021 Plan”), under which we are able to grant equity-based incentive awards to attract, motivate and retain the talent for which we compete.

Subject to any increase or decrease, as of March 31, 2025, a total of 2,172,223 ordinary shares were unallocated and available for future grants under the 2021 Plan and 5,210,340 ordinary shares were subject to issued and outstanding Restricted Share Units (RSUs) awards under the 2021 Plan.
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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election.

Our directors are divided among the three classes as follows:

•Class I directors: Mr. Shvili and Ms. Benjamini;

•Class II directors: Mr. Cohen, Ms. Sharir and Mr. O’Neill; and

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

COGNYTE SOFTWARE LTD.
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

Our Audit Committee consists of Ms. Sharir, Mr. Cohen and Ms. Benjamini. Ms. Sharir serves as the chairperson of the Audit Committee. All members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. Our board of directors has determined that Ms. Sharir is an “audit committee financial expert” as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules.

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

COGNYTE SOFTWARE LTD.

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

Our Compensation Committee consists of Ms. Sharir, Mr. Shanks and Mr. Cohen. Ms. Sharir serves as chairperson of the Compensation Committee. Our board of directors has determined that each member of our Compensation Committee is independent under the Nasdaq rules, including the additional independence requirements applicable to the members of a compensation committee.

Compensation Committee Role

In accordance with the Companies Law, the roles of our Compensation Committee are, among others, as follows:

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
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

Our Nominating and Governance Committee consists of Mr. Shanks, Mr. Shvili and Mr. O’Neill. Mr. Shanks serves as chairman of the Nominating and Governance Committee. Our board of directors has determined that each member of our Nominating and Governance Committee is independent under the Nasdaq rules.

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

COGNYTE SOFTWARE LTD.
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

The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The Audit Committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Effective November 1, 2024, we replaced our external internal audit firm and appointed an employee of the Company to serve as our Internal Auditor in accordance with the Israeli Companies Law, 5759-1999. Our Internal Auditor meets all independence requirements under Israeli law and was approved by our Audit Committee and Board of Directors.

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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
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

6.D. EMPLOYEES

As of January 31, 2025 we employed approximately 1,600 professionals, including certain contractors, with approximately, 47%, 27%, 17% and 9% of our employees and contractors located in Israel, EMEA, APAC and Americas, respectively.

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

COGNYTE SOFTWARE LTD.

	As of January 31,
	2025	2024	2023
	(full-time equivalents)
Management and G&A	250	245	263
Product Delivery	96	98	115
Research & Development	776	761	786
Sales & Marketing	288	279	276
Service & Support	213	230	212
Total	1,623	1,613	1,652

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

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of March 15, 2025 by:

•each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•each of our directors and executive officers individually; and

•all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For the purposes of the table below, we deem restricted shares units scheduled to vest within 60 days of March 15, 2025, to be outstanding and to be beneficially owned by the person holding restricted shares units for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 71,956,191 ordinary shares outstanding as of March 15, 2025.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 33 Maskit, Herzliya Pituach, 4673333, Israel.

COGNYTE SOFTWARE LTD.
1

	Shares Beneficially Owned
Name of beneficial owner	Number	%
Directors and executive officers
Elad Sharon	1,074,305	1.5%
Earl Shanks	228,053	0.3%
Dafna Sharir	86,428	0.1%
Avi Cohen	52,647	*
Ron Shvili	28,568	*
Matthew O’Neill
Nurit Benjamini
David Abadi	573,305	0.8%
Gil Cohen	252,236	0.4%
Ilan Rotem	179,062	0.2%
Sharon Chouli	365,559	0.5%
Efi Nuri	271,200	0.4%
Rini Karlin	335,877	0.5%
All directors and executive officers as a group (13 persons)	3,447,240	4.7%
Major Shareholders		*
Topline Capital Management, LLC (1)	9,020,184	12.5%
ValueBase Ltd. and affiliates (2)	6,852,674	9.5%
Edenbrook Capital, LLC (3)	6,075,551	8.4%
American Capital Management, Inc. (4)	5,802,415	8.1%
Neuberger Berman, LLC(5)	5,038,357	7.0%

* Less than 0.1%

(1) As reported in the Schedule 13G/A filed with the SEC on October 7, 2024 by Topline Capital Management, LLC (“TCM”), Collin McBirney and Topline Capital Partners, LP (“TCP”). Each of these entities have shared voting and dispositive power over 9,020,184 Cognyte ordinary shares. The address of each of these reporting persons is 544 Euclid Street, Santa Monica, CA 90402.

(2) Based on information available to the Company and as reported in a Schedule 13D filed on September 16, 2024, the Ordinary Shares beneficially owned by this shareholder consist of (i) 1,114,585 Ordinary Shares held directly by Harmony LP, (ii) 3,123,122 Ordinary Shares held directly by VBF LP, and (iii) 1,469,213 Ordinary Shares owned directly by Value Base. As the sole owner of Harmony GP and the controlling shareholder of VBF GP, Value Base may be deemed the indirect beneficial owner of the Ordinary Shares beneficially owned by Harmony LP and VBF LP. In total, Value Base is deemed to beneficially own 5,706,920 Ordinary Shares, representing approximately 7.94% of the number of Ordinary Shares outstanding.
Mr. Victor Shamrich, who directly owns 671,354 Ordinary Shares, and Mr. Ido Nouberger, who directly owns 472,400 Ordinary Shares, together control Value Base. They may be deemed the indirect beneficial owners of the Ordinary Shares beneficially owned by Value Base. In total, Mr. Shamrich is deemed to beneficially own 6,378,274 Ordinary Shares, representing approximately 8.87% of the number of Ordinary Shares outstanding, and Mr. Nouberger is deemed to beneficially own 6,179,320 Ordinary Shares, representing approximately 8.59% of the number of Ordinary Shares outstanding.
Mr. Tal Yaacobi owns 2,000 Ordinary Shares through a wholly-owned company, representing approximately 0.003% of the number of Ordinary Shares outstanding.
1

COGNYTE SOFTWARE LTD.
Because Mr. Shamrich, Mr. Nouberger, Mr. Yaacobi, Harmony GP, VBF GP, and Value Base may be deemed to constitute a “group” for purposes of Section 13(d) of the Exchange Act, each may share the power to vote, or direct the voting of, and share the power to dispose of, or direct the disposition of, the 6,852,674 Ordinary Shares held in the aggregate by the Reporting Persons.

(3) According to a Schedule 13D/A filed on October 13, 2022 by Edenbrook Capital, LLC (“Edenbrook Capital”) and Jonathan Brolin, each had shared voting and dispositive power over 6,538,998 Cognyte ordinary shares. The number of shares set forth in the table is based on 6,075,551 shares reported in a Form 13F-HR filed with the SEC on February 13, 2024 by Edenbrook Capital and Jonathan Brolin. The address of each of the reporting persons is 116 Radio Circle, Mt. Kisco, NY 10549.

(4) As reported on Schedule 13G filed with the SEC on February 14, 2024 by American Capital Management, Inc. (“ACMI”). ACMI has sole voting power over 1,787,581 Cognyte ordinary shares and sole dispositive power over 5,802,415 Cognyte ordinary shares. The address of ACMI is 575 Lexington Avenue, 30th Floor, New York, NY 10022.

(5) As reported on Schedule 13G/A filed with the SEC on February 12, 2024 by Neuberger Berman Group, LLC (“NB Group”) and Neuberger Berman Investment Advisers LLC (“NBIA”). NB Group has shared voting power over 4.098,684 shares and shared dispositive power over 5,038,357 shares. NBIA has shared voting power over 4,005,531 and shared dispositive power over 4,880,459 shares. Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, and NBIA and certain affiliated persons may be deemed to beneficially these Cognyte ordinary shares in their various fiduciary capacities. NB Group, through its subsidiaries Neuberger Berman Investment Advisers Holdings LLC and Neuberger Trust Holdings LLC controls Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust Co of Delaware N.A. and NBIA and certain affiliated persons. Each of NB Group, NBIA, Neuberger Trust Holdings LLC, Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust Co of Delaware N.A. and Neuberger Berman Investment Advisers LLC and certain affiliated persons disclaim beneficial ownership of these Cognyte ordinary shares. The address of each of these reporting persons is 1290 Avenue of the Americas, New York, NY 10104

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of January 31, 2025, there were 1,552 United States registered holders of our shares, one of which (Cede & Co., the nominee of the Depository Trust Company) held approximately 99.8% of our outstanding ordinary shares.

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

Separation and Distribution and Tax Matter Agreements with Verint

In connection with the spin-off we entered into a Separation and Distribution Agreement (the “Separation and Distribution Agreement”) with Verint related to the separation and distribution, and we entered into several other agreements with Verint prior to completion of the spin-off to effect the separation and provide a framework for our relationship with Verint after the spin-off. These agreements govern the relationship between Verint and us following the completion of the spin-off and established the separation of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax liabilities) of Verint and its subsidiaries that constituted the Cognyte Business. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to our separation from Verint and the distribution of our shares to holders of Verint shares) we entered into the Tax Matters Agreement with Verint under which we and Verint each agreed to share the obligation to pay any taxes as shown on tax returns filed by Verint (or any member of its group), on one hand, and us (or any member of our group), on the other hand, such that we will be primarily responsible for any taxes related to, or arising in connection with Cognyte, and Verint will be responsible for any taxes related to, or arising in connection with, the Customer Engagement Business, regardless of which party prepares and files any such tax return and whether such taxes arise prior to or after the spin-off. As a result of such undertaking, we have recorded in the fiscal year that ended on January 31, 2023 a $4.7 million tax contingency in connection with a tax position that should have been recognized by Verint beginning with 2019, prior to the spin-off, and related primarily to Cognyte. During the fourth quarter of fiscal year January 31, 2024, the uncertain tax positions associated with Verint, as well as the corresponding indemnification asset, were reversed due to the

COGNYTE SOFTWARE LTD.
expiration of the statute of limitations. For further information, please see “Item 5.A. Operating Results—Components of Results of Operations—Provision for Income Taxes”. We and Verint also agreed to share responsibility for preparing relevant tax returns, which responsibility will depend on the type of the tax return and the period for which such tax return is being filed. We and Verint agreed to indemnify each other under the Tax Matters Agreement for certain actions or inactions that cause the distribution of our stock to fail to qualify as tax-free for U.S. federal income and Israeli tax purposes. If the distribution fails to qualify as tax-free due to no fault of either Verint or us, Verint and we will jointly be responsible for any resulting tax. We and Verint agree generally to cooperate in preparing and filing tax returns and will retain and make available tax records to the other party. Contests with taxing authorities are generally controlled by whichever of us or Verint bears the potential liability for the contested tax. However, with respect to certain income tax returns of Verint group, Verint has an exclusive right to control any contest with taxing authorities regarding tax liabilities in connection with such income tax returns, even if we are allocated all or a portion of such taxes under the terms of the Tax Matters Agreement. If any tax contest relates to a failure of the spin-off to qualify as tax-free due to the fault of Verint or us, then the party at fault will control such tax contest. If neither party is at fault, Verint and we will jointly control any tax contest relating to the failure of the distribution to qualify as tax-free for U.S. federal income or Israeli tax purposes. Disputes among the parties to the Tax Matters Agreement will be referred to independent tax counsel in the event the parties are unable to resolve such disputes in a timely manner without the engagement of independent tax counsel.

7.C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements”.

Policy on Dividend Distributions

We do not anticipate paying any cash dividends on our ordinary shares in the future except in the form of our share repurchases. Other than in connection with our existing share repurchase program, which we may increase from time to time, we currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors our board of directors may deem relevant.

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

COGNYTE SOFTWARE LTD.
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

10.C. MATERIAL CONTRACTS

For information concerning our material contracts, see “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects.” and “Item 7. Major Shareholders and Related Party Transactions— 7.B. Related Party Transactions.”

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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.

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

In general, Cognyte is subject to the 21% federal corporate tax rate. In addition, following the TCJA, Cognyte is subject to the Global Intangible Low-Taxed Income (GILTI) earned by foreign subsidiaries owned by U.S. shareholder. The computation of GILTI is complex and generally intended to impose tax on the annual earnings of a foreign corporation that are deemed to exceed a certain threshold return relative to the underlying business investment. Generally, the effective tax rate on the GILTI income is 10.5% instead of the normal federal tax rate of 21%. In accordance with guidance issued by FASB, Cognyte made a policy election to treat future taxes related to GILTI as a current period expense in the reporting period in which the tax is incurred.

Effective in 2022, the TCJA requires all U.S. companies to capitalize, and subsequently amortize, R&D expenses that fall within the scope of Section 174 over five years for research activities conducted in the United States and over fifteen years for research activities conducted outside of the United States, rather than deducting such costs in the year incurred for tax purposes. As a result, the annual GILTI inclusion for Cognyte, mainly in respect of its Israeli operations increased significantly resulting in higher income taxes paid in the U.S.

COGNYTE SOFTWARE LTD.
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

Material Israeli Tax Considerations

Israeli Tax Considerations and Government Programs

COGNYTE SOFTWARE LTD.
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

Corporate Tax in Israel—General

Israeli resident companies are generally subject to the ordinary corporate tax on their taxable income at the rate of 23% (as of 2024). However, the effective tax rate payable by a company that derives income from a Preferred Technology Enterprise, Preferred Enterprise, or a Beneficial Enterprise (as discussed below) may be considerably lower. In general, Capital gains derived by an Israeli resident company are subject to tax at the ordinary corporate tax rate (except in some cases according to the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”), where the relevant conditions are met - as described below).

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

COGNYTE SOFTWARE LTD.
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

A Preferred Company is entitled to a reduced corporate tax rate with respect to the income attributed to the Preferred Enterprise, at the following rates:

COGNYTE SOFTWARE LTD.

Tax Year	Development Region “A”	Other Areas within Israel
2011-2012	10%	15%
2013	7%	12.50%
2014-2016	9%	16%
2017 onwards(1)	8%	16%

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

Dividends distributed to Israeli shareholders by a Preferred Technological Enterprise, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20%, or a lower tax rate as may be applicable according to the relevant tax treaty (in case of non-Israeli shareholders, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are being distributed to a foreign company and other conditions are met (including that the distributing company is held by non-Israeli companies which hold at least 90% of such distributing company), the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

Taxation of our Shareholders

Cognyte is treated as a domestic corporation for Israeli income tax purposes (notwithstanding it being a domestic corporation also for U.S. Federal tax purposes). The following summary of Israeli income tax consequences is based upon laws,

COGNYTE SOFTWARE LTD.
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

The Real Capital Gain accrued by individuals on the sale of our shares (that were purchased after January 1, 2012, whether listed on a stock exchange or not) will be taxed at the rate which will not exceed 25% (in addition to excess tax as described below). However, if such shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, at least 10% of one or more of the Israeli resident company’s means of control) at the time of the sale or at any time during the preceding twelve (12) months period, such gain will be taxed at a rate which will not exceed 30% (in addition to excess tax as described below).

The Real Capital Gain derived by corporations will be generally subject to the ordinary corporate income tax rate (23% in 2024).

An individual shareholder dealing in securities, or to whom such income is otherwise taxable as ordinary business income, is taxed in Israel at the marginal tax rates applicable to business income (up to 47% in 2024 - in addition to excess tax as described below), unless the benefiting provisions of an applicable tax treaty apply.

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

COGNYTE SOFTWARE LTD.
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

Either the purchaser or the Israeli stockbroker or financial institution through which the shares are held is obliged, subject to the above-mentioned exemptions, to withhold tax upon the sale of securities from the amount of the consideration paid upon the sale of the securities at the rate of 25% from the real capital gain amount in respect of an individual, or at a rate of the ordinary corporate income tax, in respect of a corporation (currently 23%), from the real capital gain amount or from the consideration amount, as applicable.

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

In addition, if the recipient of the dividend is an Israeli resident corporation, such dividend will be generally exempt from income tax, provided that the income from which such dividend is distributed was derived or accrued within Israel and such dividend was received directly or indirectly from a corporation that is subject to Israeli corporate income tax.

COGNYTE SOFTWARE LTD.
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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 663,240 for 2022, NIS 698,280 for 2023 and NIS 721,560 for 2024), including, but not limited to income derived from dividends, interest and capital gains. The threshold is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). According to new legislation effective as of January 1, 2025, an additional 2% excess tax will be imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income, or income from “personal effort”), provided that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560. This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

10.F. DIVIDENDS AND PAYING AGENTS

Not Applicable.

10.G. STATEMENT BY EXPERTS

Not Applicable.

10.H. DOCUMENTS ON DISPLAY

COGNYTE SOFTWARE LTD.

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

Interest Rate Risk

As of January 31, 2025, we had $113.1 million of Cash and cash equivalents, Restricted cash and cash equivalents and restricted bank time deposits and Short-term investments. Interest-earning instruments carry a degree of interest rate risk. A hypothetical 10% change in interest rates would not have a material impact on our financial results for the years ended January 31, 2025 and 2024. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

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

COGNYTE SOFTWARE LTD.
do not eliminate the impact of currency exchange rate movements. We may in the future enter into other derivative financial instruments if it is determined that such hedging activities are appropriate to further reduce our foreign currency exchange risk.
The effect of a hypothetical 10% weakening of the exchange rate of the U.S. dollar would have impacted our results of operation by $0.7 million increase for the year ended January 31, 2025.

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
PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of January 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of January 31, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us, including our consolidated subsidiaries, in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

COGNYTE SOFTWARE LTD.
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

As required by Section 404(a) of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of January 31, 2025 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that our internal control over financial reporting was effective as of January 31, 2025.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, to which we refer as PwC Israel, has audited the consolidated financial statements for the year ended January 31, 2025 included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of January 31, 2025. The report of PwC Israel is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

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

ITEM 16A. AUDIT COMMITTEE AND FINANCIAL EXPERT

Our Board has determined that Dafna Sharir, Avi Cohen and Nurit Benjamini each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Dafna Sharir shall be considered an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Conduct that applies to all of our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our Code of Conduct addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Conduct, employee misconduct, conflicts of interest or other violations. Our Code of Conduct is intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act.

COGNYTE SOFTWARE LTD.
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The consolidated financial statements of Cognyte Software Ltd. as of January 31, 2025 and for the year then ended, appearing in this Annual Report have been audited by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited (“PwC”), an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein.

The consolidated financial statements of Cognyte Software Ltd. as of January 31, 2024, and for the two years in the period ended January 31, 2024, appearing in this Annual Report have been audited by Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network (“Deloitte”).

The table below sets out the total amount of fees for services rendered to us by PWC and Deloitte for services performed in the years ended January 31, 2025 and 2024, and breaks down these amounts by category of service:

	Year Ended January 31,
($ in thousands)	2025	2024
Audit Fees (1)	$565	$736
Audit-Related Fees (2)	35	—
Tax Fees (3)	74	13
All Other Fees	2	—
Total	$676	$749

“Audit fees” include fees for professional services rendered for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, including consents and assistance with and review of documents filed with the SEC.

“Audit-related fees” include fees which are for assurance and related services other than those included in Audit fees. Audit services related to other statutory or regulatory filings, accounting consultations and due diligence.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning on actual or contemplated transactions.

“All Other fees” include fees for license fees for use of accounting research tools.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors. All audit and non-audit services provided by our auditors in the fiscal years ended January 31, 2025 and January 31, 2024 were approved in accordance with this requirement.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 12, 2024, we announced the adoption of our share repurchase program in an aggregate amount of up to $20 million, which will remain in effect for 18 months from such adoption, or through June 12, 2026. The program may be executed in compliance with Rule 10b-18 and Rule 10b5-1 under the Exchange Act. During the fiscal year ended January 31, 2025, we repurchased 585,728 ordinary shares for an aggregate purchase price of approximately $5.3 million.

The table below summarizes the repurchases we made in the periods indicated.

COGNYTE SOFTWARE LTD.

Month	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of Share Repurchase Program	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under Share Repurchase Program(1)( in millions)
December 2024	193,195	$8.90	193,195	$18.3
January 2025	392,533	$9.06	392,533	$14.7
Total	585,728	$8.98	585,728
(1) All shares were purchased through a publicly announced program. Our share repurchase program, which was adopted in November 2024 authorizes the repurchase in an aggregate amount of up to US$20 million over a period of 18 months, through June 12, 2026.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

As disclosed in our Report on Form 6-K, filed with the SEC on May 20, 2024, following review and consultation, our audit Committee recommended to our board of directors to dismiss Deloitte and engage PwC as our independent registered public accounting firm for the fiscal year ending January 31, 2025, and approve the engagement of PwC as our independent registered public accounting firm. The board of directors subsequently accepted the recommendation of the audit committee and approved the engagement of PwC as our independent registered public accounting firm for the fiscal year ending January 31, 2025, contingent and effective upon the approval of such engagement by our shareholders. On September 4, 2024, our shareholders approved the engagement of PwC.

We engaged PwC as our new independent registered public accounting firm as of May 20, 2024. During the fiscal years ended January 31, 2024 and 2023 and the subsequent interim period through May 20, 2024, we have not consulted with PwC regarding any of the matters described in Item 16F(a)(2)(i) or Item 16F(a)(2)(ii) of Form 20-F.

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

COGNYTE SOFTWARE LTD.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy which governs the purchase, sale and other dispositions of our securities by our directors, officers, employees and contractors that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of Nasdaq. A copy of our Insider Trading Policy is filed as Exhibit 11.1 to this Annual Report.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program, intended to protect the confidentiality, integrity and availability of our critical systems and information. We design and assess our program using the ISO/IEC 27001:2022 standard as a guide to help us identify, assess and manage cybersecurity risks relevant to our business. Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, operational and financial risk areas. Furthermore, our cybersecurity risk management program includes processes to manage and monitor cybersecurity risks associated with our use of third-party service providers, including requiring third-party service providers to implement certain cybersecurity requirements and assessing service providers’ adherence to such requirements.

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
•cybersecurity awareness training of our employees, incident response personnel and senior management; and
•a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents, tabletop exercises at least annually and management’s response and procedures to follow, to ensure relevant actions are taken in case an incident occurs and all relevant stakeholders are involved in incident response activities.

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

COGNYTE SOFTWARE LTD.
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

The Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from our Chief Information Security Officer (“CISO”), who brings over 20 years of extensive experience in the areas of information security, security compliance and risk management. Board members also receive presentations from external experts as part of the Board’s continuing education on topics that impact public companies.
Our CISO, as well as our management team, including our Chief Customer Officer, our Chief Legal Officer and our Chief Information Officer, is responsible for assessing and managing our material risks from cybersecurity threats. This team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Consolidated Financial Statements

Please refer to pages F-1 through F-40 of this Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

We have filed the following documents as exhibits to this Form 20-F:

Incorporation by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Filed / Furnished
1.1	Articles of Association of Cognyte Software Ltd.	20FR12B/A	001-39829	January 14, 2021
2.1	Specimen of Share Certificate for Cognyte’s Ordinary Shares	20FR12B/A	001-39829	January 14, 2021
2.2	Form of Separation and Distribution Agreement	20FR12B/A	001-39829	January 14, 2021

COGNYTE SOFTWARE LTD.

2.3	Description of Securities	20-F	001-39829	April 9, 2024	**
4.1	Form of Tax Matters Agreement	20FR12B/A	001-39829	January 14, 2021
4.6	Form of Cognyte Software Ltd. 2021 Share Incentive Plan	20FR12B/A	001-39829	January 14, 2021	***
4.6A	Amendment No. 1 to Cognyte Software Ltd. 2021 Share Incentive Plan	20-F/A	001-39829	April 19, 2024	**
4.6B	Amendment No.2 to Cognyte Software Ltd. 2021 Share Incentive Plan				*
4.7	Form of Indemnification Agreement	20FR12B/A	001-39829	January 14, 2021	***
4.8	Form of Compensation Policy for Executive Officers and Directors	20FR12B/A	001-39829	January 14, 2021	***
4.9	Credit Facility, dated December 27, 2020, among Cognyte Technologies Israel Ltd., as borrower, Cognyte Software Ltd., as guarantor, and Bank Leumi Le-Israel B.M., as lender (“Leumi Credit Facility”)	20FR12B/A	001-39829	January 14, 2021
4.9A	Amendment No. 1 to the Leumi Credit Facility dated July 28, 2022	20-F	001-39829	April, 11, 2023	*†
4.9B	Amendment No. 2 to the Leumi Credit Facility dated January 31, 2023	20-F	001-39829	April, 11, 2023	*†
4.9C	Amendment No.3 to the Leumi Credit Facility dated December 31, 2023 (incorporated by reference, Exhibit 99.1)	6-K	001-39829	January 3, 2024	**
4.10D
Credit Facility, dated January 24, 2024, among Cognyte Software Ltd., as borrower or guarantor, Cognyte Technologies Israel Ltd., as borrower or guarantor, and Bank Hapoalim B.M., as lender (incorporated by reference, Exhibit 99.1).
		6-K	001-39829	January 25, 2024	**
4.10E	Amended and Restated Deed of Undertaking dated January 24, 2024, among Cognyte Software Ltd., Cognyte Technologies Israel Ltd.and Bank Hapoalim B.M. (incorporated by reference, Exhibit 99.1A).	6-K	001-39829	January 25, 2024	**
8.1	List of Subsidiaries				*
11.1	Global Insider Trading Policy of Cognyte Software Ltd.				*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				*

COGNYTE SOFTWARE LTD.

12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				*
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				*
15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm				*
15.2	Consent of Brightman Almagor Zohar & Co.				*
97.1	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards.	20-F	001-39829	April 9, 2024	**
101.INS	Inline XBRL Instance Document.				*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.				*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.				*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.				*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.				*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.				*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).				*
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

Date: April 2, 2025

COGNYTE SOFTWARE LTD.

COGNYTE SOFTWARE LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Cognyte Software Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Cognyte Software Ltd. and its subsidiaries (the “Company”) as of January 31, 2025, and the related consolidated statements of operations, of comprehensive loss, of equity and of cash flows, for the year ended January 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of January 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2025 and the results of its operations and its cash flows for the year ended January 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

COGNYTE SOFTWARE LTD.
Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition using the Input Method

As described in Note 4 to the consolidated financial statements, a portion of the Company's revenues which were recognized over time for the year ended January 31, 2025, were recognized using the input method – labor hours, due to them being derived from long-term contracts associated with complex customization of the Company's products. The Company uses the input method to measure progress because management believes it is the measure that best depicts the transfer of control to the customer, which occurs as labor hours are incurred under certain contracts. Accounting for contracts with customers using the input method requires significant judgment relative to assessing risks; estimating total contract labor hours – at inception and throughout the duration of the contract; making assumptions for schedule and technical items; and properly executing the engineering and design phases consistent with customer expectations and the availability of labor hours and resources.

The principal considerations for our determination that performing procedures relating to Revenue Recognition using the Input Method is a critical audit matter are (i) the significant judgment by management in developing the estimated labor hours, on a contract by contract basis and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to total labor hours to complete the contracts.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process including controls over the determination of estimated labor hours to complete the projects. These procedures also included, among others (i) testing management’s process for developing the estimated labor hours to complete (ii) evaluating the reasonableness and consistency of the significant assumptions used by management related to estimating the total labor hours needed for the implementation and development of the products. Evaluating the reasonableness and consistency of the significant assumptions related to estimating the total labor hours involved considering (i) comparing the actual hours of completed contracts to their estimated hours at completion; (ii) using actual hours to date to assess the reasonableness of the estimate of the remaining labor hours to complete the contract; and (iii) observing the progress of open contracts.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Tel Aviv, Israel
April 2, 2025

We have served as the Company’s auditor since 2024.

COGNYTE SOFTWARE LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Cognyte Software Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Cognyte Software Ltd. and subsidiaries (the "Company") as of January 31, 2024 and the related consolidated statements of operations, comprehensive loss, statements of equity and cash flows for each of the two years in the period ended January 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2024 and the results of its operations and its cash flows for each of the two years in the period ended January 31, 2024, in conformity with principles generally accepted in the United States of America.

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

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Firm in the Deloitte Global Network

Tel Aviv, Israel
April 9, 2024

We began serving as the Company's auditor in 2021. In 2024 we became the predecessor auditor.

COGNYTE SOFTWARE LTD.
Cognyte Software Ltd.
Consolidated Balance Sheets

	January 31
(in thousands except share data)	2025	2024
Assets
Current assets:
Cash and cash equivalents	$112,719	$74,477
Restricted cash and cash equivalents and restricted bank time deposits	381	8,666
Accounts receivable, net of allowance for credit losses of $1.1 million and $2.7 million as of January 31, 2025 and 2024, respectively	109,374	113,260
Contract assets, net of allowance for credit losses of $1.0 million and $1.4 million as of January 31, 2025 and 2024, respectively	6,941	8,859
Inventories	18,988	24,584
Prepaid expenses and other current assets	37,750	35,135
Total current assets	286,153	264,981
Property and equipment, net	28,316	24,384
Operating lease right-of-use assets	35,214	33,833
Goodwill	126,148	126,563
Intangible assets, net	—	258
Deferred income taxes	3,094	2,928
Other assets	18,895	19,135
Total assets	$497,820	$472,082

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$25,216	$20,863
Accrued expenses and other current liabilities	86,694	75,826
Contract liabilities	107,451	93,778
Total current liabilities	219,361	190,467
Long-term contract liabilities	22,868	29,362
Deferred income taxes	1,006	1,964
Operating lease liabilities	29,806	27,950
Other liabilities	7,676	7,606
Total liabilities	280,717	257,349
Commitments and Contingencies
Stockholders' equity:
Common stock - $0 par value; Authorized 300,000,000 shares. Issued 72,642,930 and 70,996,535 at January 31, 2025 and January 31, 2024, respectively; Outstanding 72,057,202 and 70,996,535 shares at January 31, 2025 and January 31, 2024, respectively	—	—
Additional paid-in capital	374,126	355,097
Treasury stock, at cost 585,728 and 0 shares at January 31, 2025 and January 31, 2024, respectively	(5,276)	—
Accumulated deficit	(156,643)	(144,592)
Accumulated other comprehensive loss	(14,015)	(12,630)
Total Cognyte Software Ltd. stockholders' equity	198,192	197,875
Noncontrolling interest	18,911	16,858
Total stockholders’ equity	217,103	214,733
Total liabilities and stockholders’ equity	$497,820	$472,082

See notes to consolidated financial statements.

COGNYTE SOFTWARE LTD.
Cognyte Software Ltd.
Consolidated Statements of Operations

	Year Ended January 31,
(in thousands except per share data)	2025	2024	2023
Revenue:
Software	$125,815	$113,541	$98,288
Software service	180,872	165,027	175,690
Professional service and other	43,945	34,836	38,084
Total revenue	350,632	313,404	312,062
Cost of revenue:
Software	19,988	18,919	19,975
Software service	45,184	43,305	48,400
Professional service and other	38,538	35,776	50,941
Amortization of acquired technology	—	—	619
Total cost of revenue	103,710	98,000	119,935
Gross profit	246,922	215,404	192,127
Operating expenses:
Research and development, net	108,274	107,283	140,324
Selling, general and administrative	143,516	125,784	154,347
Amortization of other acquired intangible assets	258	391	779
Total operating expenses	252,048	233,458	295,450
Operating loss	(5,126)	(18,054)	(103,323)
Other income, net:
Interest income	2,470	1,896	774
Interest expense	(100)	(16)	(1,597)
Other (expenses) income, net	(1,614)	2,915	7,151
Total other income, net	756	4,795	6,328
Loss before provision for income taxes	(4,370)	(13,259)	(96,995)
Provision (benefit) for income taxes	2,864	(1,614)	12,956
Net loss	(7,234)	(11,645)	(109,951)
Net income attributable to noncontrolling interest	4,817	3,925	4,181
Net loss attributable to Cognyte Software Ltd.	$(12,051)	$(15,570)	$(114,132)

Net loss per share attributable to Cognyte Software Ltd.:
Basic and diluted	$(0.17)	$(0.22)	$(1.68)

Weighted-average shares outstanding:
Basic and diluted	71,797	70,081	67,924

See notes to consolidated financial statements.

COGNYTE SOFTWARE LTD.
Cognyte Software Ltd.
Consolidated Statements of Comprehensive Loss

	Year Ended January 31,
(in thousands)	2025	2024	2023
Net loss	$(7,234)	$(11,645)	$(109,951)
Other comprehensive (loss) income :
Foreign currency translation adjustments	(2,202)	196	1,828
Net increase (decrease) from foreign exchange contracts designated as hedges	630	2,228	(16)
Other comprehensive (loss) income	(1,572)	2,424	1,811
Comprehensive loss	(8,806)	(9,221)	(108,140)
Comprehensive income attributable to noncontrolling interest	4,630	3,665	4,627
Comprehensive loss attributable to Cognyte Software Ltd.	$(13,436)	$(12,886)	$(112,767)

See notes to consolidated financial statements.

Cognyte Software Ltd.
Consolidated Statements of Equity

					Accumulated Other Comprehensive Loss	Total Cognyte Software Ltd. Equity		Total Equity
(in thousands)	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Deficit			Non-controlling Interest
Balances as of January 31, 2022	$—	$316,706	$—	$(14,890)	$(16,679)	$285,137	$13,952	$299,089
Net (loss) income	$—	$—	$—	$(114,132)	$—	$(114,132)	$4,181	$(109,951)
Other comprehensive income	$—	$—	$—	$—	$1,365	$1,365	$446	$1,811
Share-based compensation activity	$—	$21,759	$—	$—	$—	$21,759	$—	$21,759
Dividends to noncontrolling interest	$—	$—	$—	$—	$—	$—	$(2,934)	$(2,934)
Balances as of January 31, 2023	$—	$338,465	$—	$(129,022)	$(15,314)	$194,129	$15,645	$209,774
Net (loss) income	$—	$—	$—	$(15,570)	$—	$(15,570)	$3,925	$(11,645)
Other comprehensive income	$—	$—	$—	$—	$2,684	$2,684	$(260)	$2,424
Share-based compensation activity	$—	$16,632	$—	$—	$—	$16,632	$—	$16,632
Dividends to noncontrolling interest	$—	$—	$—	$—	$—	$—	$(2,452)	$(2,452)
Balances as of January 31, 2024	$—	$355,097	$—	$(144,592)	$(12,630)	$197,875	$16,858	$214,733
Net (loss) income	$—	$—	$—	$(12,051)	$—	$(12,051)	$4,817	$(7,234)
Other comprehensive loss	$—	$—	$—	$—	$(1,385)	$(1,385)	$(187)	$(1,572)
Share-based compensation activity	$—	$19,029		$—	$—	$19,029	$—	$19,029
Repurchase of shares	$—	$—	$(5,276)	$—	$—	$(5,276)	$—	$(5,276)
Dividends to noncontrolling interest	$—	$—	$—	$—	$—	$—	$(2,577)	$(2,577)
Balances as of January 31, 2025	$—	$374,126	$(5,276)	$(156,643)	$(14,015)	$198,192	$18,911	$217,103

See notes to consolidated financial statements.

COGNYTE SOFTWARE LTD.
Cognyte Software Ltd.
Consolidated Statements of Cash Flows

	Year Ended January 31,
(in thousands)	2025	2024	2023
Cash flows from operating activities:
Net loss	$(7,234)	$(11,645)	$(109,951)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	13,652	13,816	18,050
Allowance for credit losses	1,416	2,508	2,763
Gain from business divestiture, see Note 7	—	(4,768)	(5,764)
Stock-based compensation, excluding cash-settled awards	19,029	12,167	25,246
(Benefit) provision from deferred income taxes	(1,356)	(3,196)	45
Non-cash (gains) losses on derivative financial instruments, net	(179)	330	426
Other non-cash items, net	32	(685)	681
Changes in operating assets and liabilities:
Accounts receivable	10,573	12,436	59,186
Contract assets	(6,722)	(7,340)	8,517
Inventories	4,570	(960)	(13,101)
Prepaid expenses and other assets	(7,804)	5,307	(2,364)
Accounts payable and accrued expenses	14,294	4,332	(37,885)
Contract liabilities	7,962	13,897	18,000
Other liabilities	(1,552)	(2,904)	174
Other, net	101	1,266	(1,010)
Net cash provided by (used in) operating activities	46,782	34,561	(36,987)

Cash flows from investing activities:
Purchases of property and equipment	(10,587)	(7,035)	(8,274)
Purchases of short-term investments	—	(58,695)	(55,150)
Maturities of short-term investments	—	75,906	48,765
Settlements of derivative financial instruments not designated as hedges	117	(977)	201
Cash paid for capitalized software development costs	(2,601)	(2,034)	(3,408)
Proceeds from Business divestiture, net of cost, see Note 7	4,943	4,975	37,635
Change in restricted bank time deposits, including long-term portion	2,437	(2,782)	358
Net cash (used in) provided by investing activities	(5,691)	9,358	20,127

Cash flows from financing activities:
Repayment from credit facility	—	—	(100,000)
Dividends paid to noncontrolling interest	(2,577)	(2,452)	(2,934)
Purchases of treasury stock	(5,276)	—	—
Repayment of principal portion of finance lease liability	(99)	—	—
Net cash used in financing activities	(7,952)	(2,452)	(102,934)
Foreign currency effects on cash, cash equivalents, restricted cash, and restricted cash equivalents	(631)	(115)	617
Net increase (decrease) in cash, cash equivalents, restricted cash and restricted cash equivalents	32,508	41,352	(119,176)
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	80,396	39,044	158,220
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$112,904	$80,396	$39,044

Reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents at end of period:
Cash and cash equivalents	$112,719	$74,477	$34,579
Restricted cash and cash equivalents included in restricted cash and cash equivalents and restricted bank time deposits	185	5,825	4,302
Restricted cash and cash equivalents included in other assets	—	94	163
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$112,904	$80,396	$39,044

See notes to consolidated financial statements.

COGNYTE SOFTWARE LTD.
Cognyte Software Ltd.
Notes to Consolidated Financial Statements

1.ORGANIZATION, OPERATIONS AND BASIS OF PRESENTATION

Description of Business

Cognyte Software Ltd. (the “Company”, “Cognyte”, “we”, “us” and “our”) is a leading software-led technology company, focused on solutions for data processing and analytics which allow customers to generate actionable intelligence from their data, thereby enabling a safer world. Our solutions empower law enforcement, national security, national and military intelligence agencies, and other organizations to navigate an increasingly complex landscape. Our offerings leverage state-of-the-art technology, including Artificial Intelligence (AI), big data analytics and advanced machine learning, to enable smarter, faster decisions for successful outcomes. Hundreds of customers rely on our solutions to uncover critical insights from past events and anticipate emerging threats. By harnessing AI-driven intelligence, we accelerate investigations with exceptional speed and accuracy while enabling our customers to better anticipate, predict and mitigate threats with greater precision.

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

Equity investments in companies in which we have less than a 20% ownership interest and cannot exercise significant influence, and which do not have readily determinable fair values, are accounted for under the measurement of an alternative method. Under this method, the investments are carried at their original cost, less any impairment and adjusted for observable price changes for identical or similar instruments

To maintain consistency and comparability, certain amounts from prior periods might be reclassified to conform to current period presentation with no effect on net income or stockholders’ equity as previously reported.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. We believe our judgments, estimates and assumptions associated with revenue recognition, goodwill and income taxes may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments having an original maturity of three months or less. Our cash and cash equivalents includes marketable debt securities with remaining maturities of less than 90 days at the time of purchase.

COGNYTE SOFTWARE LTD.
Restricted Cash and Cash Equivalents, and Restricted Bank Time Deposits

Restricted cash and cash equivalents, and restricted bank time deposits are mainly pledged as collateral for performance guarantees.

Investments

Our investments generally consist of bank time deposits with remaining maturities in excess of 90 days at the time of purchase. We held no marketable debt securities with remaining maturities in excess of 90 days at the time of purchase at January 31, 2025 and 2024. Investments with maturities in excess of one year are included in other assets.

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

We grant credit terms to our customers in the ordinary course of business. Concentrations of credit risk with respect to accounts receivable and contract assets are generally limited due to the large number of customers comprising our customer base and their dispersion across different industries and geographic areas. We have both direct and indirect contracts with two governments outside the United States, that combined accounted for $36.6 million and $42.6 million of our aggregated accounts receivable and contract assets, at January 31, 2025 and 2024, respectively. We believe our contracts with these governments present insignificant credit risk.

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

The following table summarizes the activity in our credit losses for the years ended January 31, 2025, 2024, and 2023:

	Year Ended January 31,
(in thousands)	2025	2024	2023
Allowance for credit losses, beginning of year	$4,091	$1,583	$2,110
Provisions charged to expense	1,416	2,578	2,824
Amounts written off	(3,404)	(7)	(3,080)
Business divestiture	—	(62)	(308)
Other, including fluctuations in foreign exchange rates	(47)	(1)	37
Allowance for credit losses, end of year	$2,056	$4,091	$1,583

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted-average method of inventory accounting. The valuation of our inventories requires us to make estimates regarding excess or obsolete inventories, including making estimates of the future demand for our products. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand, price, or technological

COGNYTE SOFTWARE LTD.
developments could have a significant impact on the value of our inventory and reported operating results. Charges for excess and obsolete inventories are included within cost of revenue.

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

Long-Lived Assets impairment

The Company reviews long-lived assets for their impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the carrying value of the asset exceeded the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset, a write-down would be recorded to reduce the related asset to its estimated fair value.

Segment Reporting

We evaluated segment reporting in accordance with Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting. For additional details please refer to note 6, “Segment Information”.

Goodwill and Other Acquired Intangible Assets

For business combinations, the purchase prices are allocated to the tangible assets and intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition dates, with the remaining unallocated purchase prices recorded as goodwill.

We test goodwill for impairment at the reporting unit level on an annual basis usually as of January 31, or more frequently if changes in facts and circumstances indicate that impairment in the value of goodwill may exist.

We operate as one reporting unit. In testing for goodwill impairment, we may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount, during the qualitative assessment we may utilize the market value as an indicator for the analysis. If we elect to bypass a qualitative assessment, or if our qualitative assessment indicates that goodwill impairment is more likely than not, we perform quantitative impairment testing. If our quantitative testing determines that the carrying value of the reporting unit exceeds its fair value, goodwill impairment is recognized in an amount equal to that excess, limited to the total goodwill allocated to our reporting unit. For each of the three years in the period ended January 31, 2025, 2024 and 2023, no impairment was identified.

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

COGNYTE SOFTWARE LTD.
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

Fair Values of Financial Instruments

Our recorded amounts of cash and cash equivalents, restricted cash and cash equivalents, and restricted bank time deposits, accounts receivable, contract assets, and accounts payable approximate fair value, due to the short-term nature of these instruments. We measure certain financial assets and liabilities at fair value based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.

Derivative Financial Instruments

The Company accounts for derivatives and hedging based on ASC 815, Derivatives and Hedging. Derivatives are recognized on the balance sheet at fair value. If the derivatives meet the criteria of a cash flow hedge under ASC 815 and are so designated, depending on the nature of the hedge, the gain or loss of the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period, or periods, during which the hedged transaction affects earnings.

As part of our risk management strategy, when considered appropriate, we use derivative financial instruments including foreign currency forward contracts to hedge against certain foreign currency exposure. Our intent is to mitigate gains and losses caused by the underlying exposures with offsetting gains and losses on the derivative contracts. It should be noted that the company might execute hedging transaction using derivatives which don’t qualify as hedge accounting under ASC 815.

To protect against the increase in value in USD terms of expected foreign currency cash flows resulting mainly from salaries and related benefits paid in NIS during the year, the Company hedges portions of its anticipated cash flow in NIS for a period of up to twelve months with forward contracts (the “Hedging Contracts”). Accordingly, when the USD depreciates against the NIS, the increase in salaries and related expenses in USD is offset by losses in the fair value of the Hedging Contracts. Conversely, when the USD appreciates against the NIS, the decrease in salaries and related expenses in USD is offset by gains in the fair value of the Hedging Contracts. These Hedging Contracts are designated as cash flow hedges.

We also periodically utilize foreign currency forward contracts to manage exposures resulting from expected inflows dominated in currencies other than the applicable functional currency, and exposures from cash, cash equivalents and short-term investments denominated in currencies other than the applicable functional currency.

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

COGNYTE SOFTWARE LTD.
Revenue Recognition

We account for revenue in accordance with ASC 606, Revenue from Contracts with Customers. For additional details please refer to note 4, “Revenue Recognition”.

Cost of Revenue

Our cost of revenue includes costs of materials, compensation and benefit costs for operations and service personnel, subcontractor costs, royalties and license fees related to third-party software included in our products and third-party SaaS providers, cloud infrastructure costs, depreciation of equipment used in operations and service, amortization of capitalized software development costs, provision for slow moving inventory, travel expenses associated with provision of installation, training, consulting and development services resources dedicated to project management and an allocation of overhead costs, such as facility, information technology, operations costs, stock-based compensation and other overhead expenses. Costs that relate to materials and software are generally expensed upon shipment and costs related to travel, subcontractors, and personnel and related expenses are generally expensed as incurred in the period in which the personnel related services are performed. Refer to Note 4, “Revenue Recognition” under the heading “Costs to Obtain and Fulfill Contracts” for further details regarding customer contract costs.

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

We used to and we might derive benefits from participation in certain government-sponsored programs in other jurisdictions, for the support of research and development activities conducted in those locations.

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

COGNYTE SOFTWARE LTD.
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

Transactions denominated in currencies other than a functional currency are converted to the functional currency on the transaction date, and any resulting assets or liabilities are further remeasured at each reporting date and at settlement in accordance with ASC 830, “Foreign Currency Matters”. Gains and losses recognized upon such remeasurements are included within Other (expenses) income, net in the consolidated statements of operations. We recorded net foreign currency losses of $1.4 million, $0.8 million and $0.1 million for the years ended January 31, 2025, 2024, and 2023, respectively.

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

Stock-Based Compensation

Certain Company employees and non-employees participate in a stock-based compensation plan sponsored by Cognyte. Awards granted under the plan are based on Cognyte’s common shares and, as such, are included in Additional Paid in Capital. The Company accounts for share-based compensation under ASC 718, Compensation - Stock Compensation, which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of operations. The Company estimates the expected forfeitures as of the awards grant date, and revised if necessary in subsequent periods, if actual forfeitures differ from those estimates.

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

COGNYTE SOFTWARE LTD.

Leases

We are accounting for leases according to ASC 842, Leases. We determine if an arrangement is a lease at inception.

Operating Leases

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

Finance Leases

Finance leases are recognized when we obtain control over the underlying asset. Finance lease assets are recorded within Property and Equipment, net, and the corresponding finance lease liabilities are presented within Accrued Expenses and Other Current Liabilities (current portion) and Other Liabilities (long-term portion) on our consolidated balance sheets.

Finance lease assets and liabilities are measured at the present value of the future lease payments at the lease commencement date, using our incremental borrowing rate unless the rate implicit in the lease is readily determinable. Finance lease assets are amortized over the shorter of the asset’s useful life or the lease term. Interest expense on finance lease liabilities is recognized using the effective interest method over the lease term. Lease payments are allocated between the finance lease liability and interest expense.

Legal Contingencies

From time to time, the Company becomes involved in legal proceedings or is subject to claims arising in its ordinary course of business. Such matters are generally subject to many uncertainties and outcomes that are not predictable with certainty. The Company accrues for contingencies when the loss is probable, and it can reasonably estimate the amount of any such loss. Loss contingencies considered to be remote by the Company are generally not disclosed. The respective legal fees are expensed as incurred.

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

COGNYTE SOFTWARE LTD.
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

Treasury shares

The Company accounts for repurchases of its ordinary shares with no par value (“ordinary shares”) as of the trade date. Such repurchases are carried at cost and are presented as reduction of Shareholders' equity, under treasury shares. Treasury shares are included in authorized and issued shares but excluded from outstanding shares.

On November 12, 2024, we announced the adoption of our share repurchase program in an aggregate amount of up to $20 million, which will remain in effect for 18 months from such adoption, or through June 12, 2026. During the fiscal year ended January 31, 2025, we repurchased 585,728 ordinary shares for an aggregate purchase price of approximately $5.3 million.

Basic and diluted net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted net income (loss) per share is computed by giving effect to all potential weighted average dilutive ordinary shares, including restricted stock units and performance stock units. The dilutive potential shares are computed using the treasury stock method or the as-if converted method, as applicable.

Diluted loss per share for the years ended January 31, 2025, 2024 and 2023 was the same as the basic loss per share, since there was a net loss for those periods, and inclusion of potential ordinary shares was anti-dilutive.

Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

In November 2023, the FASB issued ASU 2023-07 Segment Reporting (Topic 280): Improvements to reportable segment disclosures. The amendments in this update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption of this guidance, as of February 1, 2024 which was done retrospectively, does not have a material impact on the Company’s consolidated financial statements. For additional details please refer to note 6, “SEGMENT INFORMATION”.

New Accounting Pronouncements Not Yet Effective

In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosure. The amendments in this update intended to address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments should be applied on a prospective basis with the option to apply the standard retrospectively. The amendments are effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating these amendments to determine the impact it may have on its consolidated financial statements.

COGNYTE SOFTWARE LTD.

In November 2024, the FASB issued ASU 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The new guidance requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The guidance should be applied on either a prospective or retrospective basis. The amendments are effective for annual periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating these amendments to determine the impact it may have on its consolidated financial statements.

3. RELATED PARTY TRANSACTIONS

Related party transactions with Bank Leumi

During October 2022, Zvika Naggan, who served as a member of our board of directors from the time of the spin-off until May 1, 2024, was appointed to serve as member of the board of directors of Bank Leumi. Effective as of December 31, 2023 we have extended the revolving credit facility with Bank Leumi Le-Israel B.M. (“Bank Leumi”), an Israeli bank. Under the credit facility with Bank Leumi, we were provided with a total of up to $35 million in borrowings, made available to the Company for two years, through January 2026. Our obligations under the credit facility are guaranteed by certain customary affirmative and restrictive covenants for credit facilities of this type. The credit facilities also contain financial covenants which are measured at the end of each quarter.

As of January 31, 2025 and 2024, we did not withdraw any funds from the credit facility with Bank Leumi.

Related party transactions with Verint

In connection with the spin-off we entered into a Separation and Distribution Agreement with Verint related to the separation and distribution. In addition, we entered into several other agreements with Verint prior to completion of the spin-off to effect the separation and provide a framework for our relationship with Verint after the spin-off, including a Tax Matters Agreement, an Employee Matters Agreement, an Intellectual Property Cross License Agreement, and a Trademark Cross License Agreement. In the years ended January 31, 2024 and 2023, we incurred net income (expenses) of $4.7 million and $(4.7) million, respectively in relation to the Tax Matters Agreement with Verint. See also note “17. Commitments and Contingencies”. There were no transactions related to Verint during the year ended January 31, 2025.

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

COGNYTE SOFTWARE LTD.
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

Shipping and handling activities that occur after control over a product has transferred to a customer are accounted for as fulfillment costs and are included in cost of revenue. Historically, these expenses have not been material.

COGNYTE SOFTWARE LTD.
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

Software service revenue is derived from cloud-based SaaS revenue and, providing technical support services, bug fixes and unspecified software updates to customers on a when-and-if-available basis. Each of these performance obligations provide benefit to the customer on a stand-alone basis and are distinct in the context of the contract. Each of these distinct performance obligations represent a stand ready obligation to provide service to a customer, which is concurrently delivered and has the same pattern of transfer to the customer, which is why we account for these support services as a single performance obligation. We recognize support services ratably over the contractual term, which typically is one year and develop SSP for support services based on stand-alone renewal contracts. Some of our subscription software licenses are not distinct from our support services as the utility of the software to the customer will significantly degrade during the license term. Subscription license revenue is recognized over the term of the subscription period beginning when the software is delivered to the customer.

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

COGNYTE SOFTWARE LTD.
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

	Year Ended January 31,
(in thousands)	2025	2024	2023
Revenue by recurrence:
Recurring revenue	$186,592	$167,634	$197,398
Nonrecurring revenue	164,040	145,770	114,664
Total revenue	$350,632	$313,404	$312,062

Contract Balances

The following table provides information about accounts receivable, contract assets, and contract liabilities from contracts with customers:

	January 31,
(in thousands)	2025	2024
Accounts receivable, net	$109,374	$113,260
Contract assets, net	$6,941	$8,859
Contract liabilities	$107,451	$93,778
Long-term contract liabilities	$22,868	$29,362

We receive payments from customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract assets are rights to consideration in exchange for goods or services that we have transferred to a customer when that right is conditional on something other than the passage of time. Our contract assets represent unbilled amounts related to arrangements where our right to consideration is subject to the contractually agreed upon billing schedule. We expect billing and collection of our contract assets to occur within the next twelve months. We did not incur an asset impairment related to contract assets during the year ended January 31, 2025, we incurred asset impairment in the amount of $1.4 million during the year ended January 31, 2024. During the years ended January 31, 2025 and 2024, we transferred $9.0 million and $14.4 million, respectively, to accounts receivable from contract assets recognized at the beginning of each period, as a result of the right to the transaction consideration becoming unconditional. We recognized $6.7 million and $7.4 million in revenues of contract assets during the years ended January 31, 2025 and 2024, respectively.

There are two customers that accounted for a combined $36.6 million and $42.6 million of our aggregated accounts receivable and contract assets at January 31, 2025 and 2024, respectively. These amounts result from both direct and indirect contracts with governments outside of the U.S. which we believe present insignificant credit risk.

Contract liabilities represent consideration received or consideration which is unconditionally due from customers prior to transferring goods or services to the customer under the terms of the contract. Revenue recognized during the years

COGNYTE SOFTWARE LTD.
ended January 31, 2025 and 2024 from amounts included in contract liabilities at the beginning of each period was $84.8 million and $76.6 million, respectively.

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

The timing and amount of revenue recognition for our RPO is influenced by several factors, including sale cycle, deployment timelines, seasonality, contract length, timing of renewals, and the revenue recognition for certain projects can extend over longer periods of time, delivery under which, for various reasons, may be delayed, modified, or canceled. Therefore, the amount of remaining obligations may not be a meaningful indicator of future results. In some cases, we may decide to unilaterally cancel outstanding orders and reduce the RPO when there have been extended delays by customers to pay the agreed upon down payments or due to other reasons.

The following table provides information about our RPO:

	January 31,
(in thousands)	2025	2024
RPO:
Expected to be recognized within 1 year	$335,301	$302,524
Expected to be recognized in more than 1 year	210,492	289,383
Total RPO	$545,793	$591,907

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

Total capitalized costs to obtain contracts were $14.0 million as of January 31, 2025, of which $11.8 million is included in prepaid expenses and other current assets and $2.2 million is included in other assets on our consolidated balance sheet. Total capitalized costs to obtain contracts were $12.6 million as of January 31, 2024, of which $10.0 million is included in prepaid expenses and other current assets and $2.6 million is included in other assets on our consolidated balance sheet. During the years ended January 31, 2025, 2024, and 2023, we expensed $19.3 million, $15.6 million, and $13.3 million, respectively, of sales and agent commissions, which are included in selling, general and administrative expenses.

We capitalize costs incurred to fulfill our contracts when the costs relate directly to the contract and are expected to generate resources that will be used to satisfy the performance obligation under the contract and are expected to be recovered through revenue generated under the contract. Costs to fulfill contracts are expensed to cost of revenue as we satisfy the related performance obligations. Total capitalized costs to fulfill contracts were $3.6 million as of January 31, 2025, of which $2.8 million is included in prepaid expenses and other current assets and $0.8 million is included in other assets on our consolidated balance sheet. Total capitalized costs to fulfill contracts were $1.8 million as of January 31, 2024, of which $1.5 million is included in prepaid expenses and other current assets and $0.4 million is included in other assets on our consolidated balance sheet. Deferred cost of revenue is classified in its entirety as current or long-term based on whether the related revenue will be recognized within twelve months of the origination date of the arrangement. The amounts capitalized primarily relate to prepaid third-party cloud costs. During the years ended January 31, 2025, 2024, and 2023, we amortized $1.8 million, $2.3 million, and $3.9 million, respectively, of contract fulfillment costs.

5. CREDIT FACILITY

We entered into two revolving credit facilities with Israeli banks - Bank Leumi, and Bank Hapoalim B.M. ("Bank Hapoalim") effective upon the completion of the spin-off, February 1, 2021, which were valid for three years until January 31, 2024 and provided for a total of up to $100 million in total borrowings. Based on the Company’s financial objectives, current

COGNYTE SOFTWARE LTD.
cash balance and expected cash, we have extended these two revolving credit facilities effective as of December 31, 2023 and January 24, 2024, for an additional two years through January, 2026 which provide for a total of up to $65 million in total borrowings. As of January 31, 2025 and 2024, we have not withdrawn any funds from the revolving credit facilities. Interest rates on both facilities are based on Term SOFR plus a margin of 3.26% - 3.31%. We did not incur interest expenses related to our revolving credit facilities for the years ended January 31, 2025 and January 31, 2024. Interest expenses in the amount of $1.6 million were incurred for the year ended January 31, 2023. In addition, we are required to pay a commitment fee with respect to unused credit under the credit facilities at a rate of 0.75% per annum. The commitment fee incurred with respect to unused credit under the credit facilities was $0.5 million, $0.7 million and $0.3 million for the years ended January 31, 2025, 2024 and 2023, respectively.

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

As at January 31, 2025 and 2024 we met all the financial covenants.

6. SEGMENT INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the enterprise’s chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. We evaluated segment reporting in accordance with ASC 280, Segment Reporting. We concluded that we operate in a single operating segment and a single reportable segment based on the operating results available and evaluated regularly by the CODM to make decisions about resource allocation and performance assessment.

The CODM is the company’s chief executive officer, who reviews financial information presented on a consolidated basis. The CODM uses consolidated net income to assess segment profit or loss, allocate resources and assess performance. Further, the CODM reviews and utilizes budget to actual functional expenses (cost of revenues, sales and marketing, research and development, and general and administrative) at the consolidated level to manage the Company’s operations. The Company's significant segment expenses and other segment items align with the financial statements line items presented in its the consolidated statements of operations.

Significant segment expenses are presented in the Company’s consolidated statements of operations. Additional disaggregated significant segment expenses on a functional basis, that are not separately presented on the Company’s consolidated statements of operations, are presented below.

	Year Ended January 31,
(in thousands)	2025	2024	2023
Sales and marketing	$94,969	$81,610	$101,046
General and administrative	$48,547	$44,174	$53,301
Total Selling, general and administrative	$143,516	$125,784	$154,347

COGNYTE SOFTWARE LTD.

7. DIVESTITURE

On December 1, 2022 Cognyte sold Situational Intelligence Solutions (“SIS”) business to Volaris group (“Volaris”). As consideration for the sale, Cognyte received $42.4 million in cash and $4.7 million in hold back which was paid during the year ended January 31, 2024. The sale included equity interests, assets and liabilities attributable to the SIS business for a total consideration of $47.1 million, plus a performance based earn-out which was not reached as of January 31, 2025. The SIS sale resulted in a pre-tax gain on sale of $5.8 million, net of $4.7 million closing costs included in Other (expenses) income, net in the consolidated statements of operations of the year ended January 31, 2023. The sale price was subject to adjustment based on changes in actual closing net working capital. The sale price was adjusted during the year ended January 31, 2024 based on changes in actual closing net working capital and the completion of asset transfer which resulted in an additional pre-tax gain of $4.8 million recorded within other income. Proceeds from the divestiture were $4.9 million and $5.0 million during the years ended January 31, 2025 and 2024, respectively.

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

8. INTANGIBLE ASSETS AND GOODWILL

COGNYTE SOFTWARE LTD.

Acquisition-related intangible assets consisted of the following as of January 31, 2025 and 2024:

	January 31, 2025
(in thousands)	Cost	Accumulated Amortization	Net
Intangible assets with finite lives:
Acquired technology	$53,118	$(53,118)	$—
Distribution network	2,000	(2,000)	—
Total intangible assets	$55,118	$(55,118)	$—

	January 31, 2024
(in thousands)	Cost	Accumulated Amortization	Net
Intangible assets with finite lives:
Acquired technology	$53,118	$(53,118)	$—
Customer relationships	1,451	(1,193)	258
Distribution network	2,000	(2,000)	—
Total intangible assets	$56,569	$(56,311)	$258

Total amortization expense recorded for acquisition-related intangible assets was $0.3 million, $0.4 million and $1.4 million for the years ended January 31, 2025, 2024, and 2023, respectively.

No impairments of acquired intangible assets were recorded during the years ended January 31, 2025 and January 31, 2024. We wrote-off fully amortized intangibles in the amount of $1.5 million and $10.9 million during the years ended January 31, 2025 and January 31, 2024, respectively. We recorded $0.7 million of impairments for certain acquired technology assets for the year ended January 31, 2023. These impairments are reflected in both software cost of revenue and selling, general and administrative expenses of $0.6 million and $0.1 million, respectively.

The change in the net carrying amount of goodwill activity for the years ended January 31, 2025 and 2024 was as follows:

(in thousands)	Amount
Goodwill at January 31, 2023	$126,487
Foreign currency translation	76
Goodwill at January 31, 2024	$126,563
Foreign currency translation	(415)
Goodwill at January 31, 2025	$126,148

No goodwill impairment was identified for the years ended January 31, 2025, 2024 and 2023.

9. SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENT INFORMATION

Consolidated Balance Sheets

Inventories consisted of the following as of January 31, 2025 and 2024:

	January 31,
(in thousands)	2025	2024
Raw materials	$10,459	$12,124
Work-in-process	3,759	6,751
Finished goods	4,770	5,709
Total inventories	$18,988	$24,584

COGNYTE SOFTWARE LTD.
Property and equipment, net consisted of the following as of January 31, 2025 and 2024:

	January 31,
(in thousands)	2025	2024
Land and buildings	$2,854	$2,854
Leasehold improvements	9,230	12,368
Software	24,828	26,355
Equipment, furniture and other	57,399	51,551
Total cost	94,311	93,128
Less: accumulated depreciation and amortization	(65,995)	(68,744)
Total property and equipment, net	$28,316	$24,384

Depreciation and amortization expense on property and equipment was $10.4 million, $9.9 million and $11.7 million in the years ended January 31, 2025, 2024, and 2023, respectively.

Prepaid expenses and other current assets consisted of the following as of January 31, 2025 and 2024:

	January 31,
(in thousands)	2025	2024
Prepaid expenses	$26,847	$26,701
Deferred cost of revenue	1,084	1,451
Income tax receivables	6,487	4,249
Foreign currency forward contracts	2,522	1,792
Other	810	942
Total prepaid expenses and other current assets	$37,750	$35,135

Other assets consisted of the following as of January 31, 2025 and 2024:

	January 31,
(in thousands)	2025	2024
Long-term restricted cash and time deposits	$252	$137
Capitalized software development costs, net	8,113	8,370
Deferred commissions	2,230	2,567
Long-term deferred cost of revenue	590	390
Long-term security deposits	128	132
Long-term prepaid expenses	954	—
Noncontrolling investments accounted under ASC 321	6,410	7,186
Other	218	353
Total other assets	$18,895	$19,135

Accrued expenses and other current liabilities consisted of the following as of January 31, 2025 and 2024:

	January 31,
(in thousands)	2025	2024
Compensation and benefits	$50,096	$45,476
Distributor and agent commissions	10,919	9,630
Operating lease obligations - current portion	5,004	5,413
Income taxes	4,418	3,428
Taxes other than income taxes	11,061	8,447
Fair value of derivatives - current portion	262	223
Other	4,934	3,209
Total accrued expenses and other current liabilities	$86,694	$75,826

COGNYTE SOFTWARE LTD.
Other liabilities consisted of the following as of January 31, 2025 and 2024:

	January 31,
(in thousands)	2025	2024
Unrecognized tax benefits, including interest and penalties	$4,776	$5,810
Obligations for severance compensation	2,180	1,796
Finance lease obligations - long-term portion	720	—
Total other liabilities	$7,676	$7,606

Consolidated Statements of Operations

Other (expense) income, net consisted of the following for the years ended January 31, 2025, 2024, and 2023:

	Year Ended January 31,
(in thousands)	2025	2024	2023
(Losses) gains from business divestiture	$—	$4,768	$5,764
Gains on investments, net	—	—	1,660
Foreign currency losses, net	(1,398)	(846)	(51)
Gains (losses) on derivative financial instruments, net	179	(330)	(426)
Other (expense) income, net	(395)	(677)	204
Total other (expense) income, net	$(1,614)	$2,915	$7,151

Consolidated Statements of Cash Flows

The following table provides supplemental information regarding our consolidated cash flows for the years ended January 31, 2025, 2024, and 2023:

	Year Ended January 31,
(in thousands)	2025	2024	2023
Cash paid for interest, including commitment fee	$504	$663	$1,978
Cash payments of income taxes, net	$7,153	$6,766	$11,284
Non-cash investing and financing transactions:
Accrued but unpaid purchases of property and equipment	$1,995	$163	$972
Extinguishment of liability with stocks	$—	$3,856	$—
Inventory transfers to property and equipment	$1,025	$1,639	$1,474

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

COGNYTE SOFTWARE LTD.
The following table summarizes changes in the components of our accumulated other comprehensive loss for the years ended January 31, 2025, 2024, and 2023:

(in thousands)	Unrealized Gains (Losses) on Derivative Financial Instruments Designated as Hedges	Foreign Currency Translation Adjustments	Total
Balance at January 31, 2022	(610)	(16,069)	(16,679)
Other comprehensive (loss) income	(6,148)	1,382	(4,766)
Amounts reclassified out of accumulated other comprehensive income	(6,131)	—	(6,131)
Net current period OCI	(16)	1,382	1,365
Balance at January 31, 2023	(626)	(14,687)	(15,314)
Other comprehensive (loss) income	(4,256)	456	(3,800)
Amounts reclassified out of accumulated other comprehensive income	(6,484)	—	(6,484)
Net current period OCI	2,228	456	2,684
Balance at January 31, 2024	1,602	(14,231)	(12,630)
Other comprehensive income (loss)	1,654	(2,015)	(361)
Amounts reclassified out of accumulated other comprehensive income	1,025	—	1,025
Net current period OCI	630	(2,015)	(1,385)
Balance at January 31, 2025	$2,231	$(16,246)	$(14,015)

All amounts presented in the table above are net of income taxes, if applicable. The accumulated net income in foreign currency translation adjustments during the year ended January 31, 2025 primarily reflect the strengthening of the U.S. dollar against the Brazilian real and Singapore dollar, which has resulted in higher U.S. dollar-translated balances of Brazilian real and Singapore dollar. The amounts reclassified out of accumulated other comprehensive loss into the consolidated statements of operations, with presentation location, for the years ended January 31, 2025, 2024, and 2023, were as follows:

	Year Ended January 31,			Financial Statement Location
(in thousands)	2025	2024	2023
Unrealized gains (losses) on derivative financial instruments:
Foreign currency forward contracts	$—	$(10)	$(54)	Cost of software revenue
	21	(97)	(278)	Cost of software service revenue
	90	(643)	(311)	Cost of professional service and other revenue
	474	(2,893)	(3,009)	Research and development, net
	440	(2,841)	(2,479)	Selling, general and administrative
	$1,025	$(6,484)	$(6,131)	Total

11. RESEARCH AND DEVELOPMENT, NET

Our gross research and development expenses for the years ended January 31, 2025, 2024, and 2023, were $108.3 million, $107.3 million and $140.4 million, respectively. We had no reimbursements from the IIA and other government grant programs for the years ended January 31, 2025, 2024 and 2023.

We capitalize certain costs incurred to develop our commercial software products, and we then recognize those costs within cost of software revenue as the products are available for sale. Activity for our capitalized software development costs for the years ended January 31, 2025, 2024, and 2023, was as follows:

COGNYTE SOFTWARE LTD.

	Year Ended January 31,
(in thousands)	2025	2024	2023
Capitalized software development costs, net, beginning of year	$8,370	$9,706	$13,920
Software development costs capitalized during the year	2,601	2,034	3,408
Amortization of capitalized software development costs	(2,858)	(3,370)	(4,708)
Business divestiture	—	—	(2,922)
Foreign currency translation and other	—	—	8
Capitalized software development costs, net, end of year	$8,113	$8,370	$9,706

During the years ended January 31, 2025, 2024 and 2023 there were no write-offs of unamortized capitalized software development costs.

12. INCOME TAXES

The components of loss before provision for income taxes for the years ended January 31, 2025, 2024, and 2023 were as follows:

	Year Ended January 31,
(in thousands)	2025	2024	2023
U.S.	$(15,635)	$(11,360)	$(18,240)
Non-U.S.	11,265	(1,899)	(78,755)
Total loss before provision for income taxes	$(4,370)	$(13,259)	$(96,995)

The provision (benefit) for income taxes for the years ended January 31, 2025, 2024, and 2023 consisted of the following:

	Year Ended January 31,
(in thousands)	2025	2024	2023
Current provision (benefit) for income taxes:
U.S. Federal	$(988)	$(4,116)	$5,161
U.S. State	265	(120)	204
Non-U.S.	4,939	5,738	7,546
Total current provision (benefit) for income taxes	4,216	1,502	12,911
Deferred provision (benefit) for income taxes:
U.S. Federal	(1,422)	(199)	2,155
U.S. State	(101)	(52)	(414)
Non-U.S.	171	(2,865)	(1,696)
Total deferred provision (benefit) for income taxes	(1,352)	(3,116)	45
Total provision (benefit) for income taxes	$2,864	$(1,614)	$12,956

Although Cognyte is organized as an Israeli limited company, on November 24, 2020 Verint obtained a U.S. Tax Ruling that Cognyte will be treated as a United States corporation for U.S. federal income tax purposes. The reconciliation of the U.S. federal statutory rate to our effective tax rate on income before provision for income taxes for the years ended January 31, 2025, 2024, and 2023 was as follows:

COGNYTE SOFTWARE LTD.

	Year Ended January 31,
(dollars in thousands)	2025	2024	2023
U.S. federal statutory income tax rate	21.0%	21.0%	21.0%

Income tax provision at the U.S. federal statutory rate	$(918)	$(2,785)	$(20,369)
U.S. State income tax provision (benefit)	117	(172)	(156)
Non-U.S. tax rate differential	(3,657)	1,187	8,636
Tax incentives	(692)	(196)	(158)
Valuation allowances	7,601	2,267	7,450
Non-deductible expenses/non-taxable income	673	46	491
Business divestiture	548	111	7,372
Tax contingencies	(1,994)	(5,136)	6,286
Stock based and other compensation	971	954	1,102
U.S. tax effects of non-U.S. operations	236	2,162	2,316
Other, net	(21)	(52)	(14)
Total provision for income taxes	$2,864	$(1,614)	$12,956
Effective income tax rate	(65.5)%	12.2%	(13.4)%

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

Cognyte is treated as a United States corporation for U.S. federal income tax purposes and is subject to the 21% federal corporate tax rate. In addition, following the TCJA, Cognyte is subject to the Global Intangible Low-Taxed Income (GILTI) earned by foreign subsidiaries owned by U.S. shareholder. The computation of GILTI is complex and generally intended to impose tax on the annual earnings of a foreign corporation that are deemed to exceed a certain threshold return relative to the underlying business investment. Generally, the effective tax rate on the GILTI income is 10.5% instead of the normal federal tax rate of 21%. In accordance with guidance issued by FASB, Cognyte made a policy election to treat future taxes related to GILTI as a current period expense in the reporting period in which the tax is incurred.

Effective in 2022, the TCJA requires all U.S. companies to capitalize, and subsequently amortize, R&D expenses that fall within the scope of Section 174 over five years for research activities conducted in the United States and over fifteen years for research activities conducted outside of the United States, rather than deducting such costs in the year incurred for tax purposes. As a result, the annual GILTI inclusion for Cognyte, mainly in respect of its Israeli operations increased significantly resulting in higher income taxes paid in the U.S.

Our operations in Israel have been granted “Approved Enterprise” (“AE”) status by the Investment Center of the Israeli Ministry of Industry, Trade and Labor, and “Beneficial Enterprise” (“BA”) (after the 2005 Amendment) which makes us eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959 (the “Investment Law”). Under the terms of the programs, income attributable to an “AE” or “BA” is exempt from income tax for a period of two years and is subject to a reduced income tax rate for the subsequent five to eight years, depending on the geographic location of the enterprise in Israel (generally 10% - 25%, depending on the percentage of non-Israeli investment in the company). Pursuant to Amendment 73 to the Investment Law adopted in 2017, a company located in the center of Israel which meets the conditions for Preferred Technological Enterprise (“PTE”), is subject to a 12% tax rate on the eligible income. Income not eligible for PTE benefits is taxed at the regular corporate income tax rate of 23%. We have examined the impact of Amendment 73 and the degree to which we will qualify as a PTE and have elected to adopt it to the extent we will generate taxable income as of January 31, 2021 onwards in which case we will enjoy reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”. The company did not benefit from the Preferred Technological Enterprise tax regime since no taxable income was generated in Israel during the years ended January 31, 2023, 2024 and 2025. In addition, certain operations in Cyprus qualify for favorable tax treatment under the Cypriot Intellectual Property Regime (“IP Regime”). This legislation exempts 80% of income and gains derived from patents, copyrights, and trademarks from taxation. These tax incentives decreased our effective tax rate by 15.8%, 0.4% and 0.1% for the years ended January 31, 2025, 2024, and 2023, respectively.

COGNYTE SOFTWARE LTD.

The Company elected to compute its taxable income in accordance with Income Tax Regulations (Rules for Accounting for Foreign Investors Companies and Certain Partnerships and Setting their Taxable Income), 1986. Accordingly, the Company’s taxable income or loss is calculated in U.S. dollars. Applying these regulations reduces the effect of foreign exchange rate fluctuations (of the NIS in relation to the U.S. dollar) on the Company’s Israeli taxable income.

Deferred tax assets and liabilities consisted of the following at January 31, 2025 and 2024:

	January 31,
(in thousands)	2025	2024
Deferred tax assets:
Loss carryforwards	$25,300	$18,100
Accrued compensation	13,796	10,996
Capitalized research and development	6,225	5,080
Inventory	860	1,199
Accrued expenses	1,299	706
Exchange rate differences	778	400
Total deferred tax assets	48,258	36,481
Deferred tax liabilities:
Deferred revenue	(1,172)	(565)
Goodwill and other intangible assets	(7,676)	(6,242)
Other, net	(256)	(417)
Total deferred tax liabilities	(9,104)	(7,224)
Valuation allowance	(37,066)	(28,293)
Net deferred tax assets	$2,088	$964

Recorded as:
Deferred tax assets	$3,094	$2,928
Deferred tax liabilities	(1,006)	(1,964)
Net deferred tax assets	$2,088	$964

We had net operating loss carryforwards of approximately $164.3 million as at January 31, 2025, of which $1.3 million related to U.S. carryforwards and $163.0 million related to non-U.S. carryforwards. We had $1.5 million of non-U.S. carryforwards that may begin to expire in the next five years, which are expected to be fully utilized .

We believe that it is more likely than not that the benefit from certain indefinite non-U.S. NOL carryforwards will not be realized. In recognition of this risk, we have provided a full valuation allowance on the deferred tax assets related to these non-U.S. NOL carryforwards.

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

A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended January 31, 2025 for our major operations in Israel. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. On the basis of this evaluation, as of January 31, 2025, a valuation allowance of $8.8 million has been recorded against the deferred tax assets that we do not believe are more likely than not to be realized in the foreseeable future. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income are increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth. We have recorded valuation allowances in the amount of $37.1 million and $28.3 million at January 31, 2025 and 2024, respectively.

COGNYTE SOFTWARE LTD.
Activity in the recorded valuation allowance consisted of the following for the years ended January 31, 2025 and 2024:

	Year Ended January 31,
(in thousands)	2025	2024
Valuation allowance, beginning of year	$(28,293)	$(26,026)
Income tax provision	(8,773)	(2,267)
Valuation allowance, end of year	$(37,066)	$(28,293)

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

For the years ended January 31, 2025, 2024, and 2023 the aggregate changes in the balance of gross unrecognized tax benefits were as follows:

	Year Ended January 31,
(in thousands)	2025	2024	2023
Gross unrecognized tax benefits, beginning of year	$7,283	$10,893	$10,517
Increases related to tax positions taken during the current year	1,421	104	1,717
Increases (decreases) related to foreign currency exchange rates	101	(467)	(828)
Reductions for tax positions of prior years	—	(3,167)	—
Lapses of statutes of limitations	(3,136)	(80)	(513)
Gross unrecognized tax benefits, end of year	$5,669	$7,283	$10,893

As of January 31, 2025, we had $5.7 million of unrecognized tax benefits, $3.9 million of which, if recognized, would impact the effective income tax rate in future periods. If the remaining $1.8 million is recognized, it would be in the form of a net operating loss carryforward, which is expected to require a full valuation allowance based on present circumstances. We recorded $0.3 million, $0.1 million of net tax benefit for interest and penalties related to uncertain tax positions in our provision for income taxes for the years ended January 31, 2025 and 2024,and $0.6 million of net tax expense for interest and penalties related to uncertain tax positions in our provision for income taxes for the year ended January 31, 2023. The reduction of $3.1 million of uncertain tax positions relates to the lapses of statutes of limitations in the year ended January 31, 2025. The reduction of $3.2 million of uncertain tax positions of prior periods relates primarily to liabilities associated with tax assets that are not expected to be utilized prior to their expiration in the year ended January 31, 2024. Accrued liabilities for interest and penalties were $0.9 million and $1.2 million at January 31, 2025 and 2024, respectively. Interest and penalties (expense and/or benefit) are recorded as a component of the provision for income taxes in the consolidated financial statements.

Our income tax returns are subject to ongoing tax examinations in several jurisdictions in which we operate. In Israel, we are no longer subject to income tax examination for years prior to January 31, 2021. In the U.S., our federal returns are no longer subject to income tax examination for years prior to January 31, 2022.

We regularly assess the adequacy of our provisions for income tax contingencies. As a result, we may adjust the reserves for unrecognized tax benefits for the impact of new facts and developments, such as changes to interpretations of relevant tax law, assessments from taxing authorities, settlements with taxing authorities, and lapses of statutes of limitation. We believe that it is reasonably possible that the total amount of unrecognized tax benefits at January 31, 2025 could decrease by approximately $1.4 million in the next twelve months as a result of settlement of certain tax audits or lapses of statutes of limitation. Such decreases may involve the payment of additional taxes, the adjustment of certain deferred taxes including the need for additional valuation allowances and the recognition of tax benefits.

COGNYTE SOFTWARE LTD.
13. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Our assets and liabilities measured at fair value on a recurring basis consisted of the following as of January 31, 2025 and 2024:

	January 31, 2025
	Fair Value Hierarchy Category
(in thousands)	Level 1	Level 2	Level 3
Assets:
Foreign currency forward contracts	$—	$2,522	$—
Total assets	$—	$2,522	$—
Liabilities:
Foreign currency forward contracts	$—	$262	$—
Total liabilities	$—	$262	$—

	January 31, 2024
	Fair Value Hierarchy Category
(in thousands)	Level 1		Level 2	Level 3
Assets:
Foreign currency forward contracts	$—		$1,792	$—
Consideration Asset or Liability in Business Divestitures	$—		$—	4,954
Total assets	$—	$—	$1,792	$4,954
Liabilities:
Foreign currency forward contracts	$—		$223	$—
Total liabilities	$—		$223	$—

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

Contingent Consideration Asset or Liability—Business Combinations and Divestitures - The fair value of the contingent consideration related to business combinations and divestitures is estimated using a probability-adjusted discounted cash flow model. These fair value measurements are based on significant inputs not observable in the market. The key internally developed assumptions used in these models are discount rates and the probabilities assigned to the milestones to be achieved. We remeasure the fair value of the contingent consideration at each reporting period, and any changes in fair value resulting from either the passage of time or events occurring after the acquisition date, such as changes in discount rates, or in the expectations of achieving the performance targets, are recorded within selling, general, and administrative expenses. Increases or decreases in discount rates would have inverse impacts on the related fair value measurements, while favorable or unfavorable changes in expectations of achieving performance targets would result in corresponding increases or decreases in the related fair value measurements. During the year ended January 31, 2024 we recorded $5 million of contingent working capital adjustments receivable on the consolidated balance sheet under “Prepaid expenses and other current assets” resulting from the divestiture of our SIS divestiture, the contingent consideration was settled during the year ended January 31, 2025, See Note 7, “Divestiture.”

Other Financial Instruments
The carrying amounts of accounts receivable, short-term investments, contract assets, accounts payable, and accrued expenses and other current liabilities approximate fair value due to their short maturities.

COGNYTE SOFTWARE LTD.
Assets and Liabilities Not Measured at Fair Value on a Recurring Basis

In addition to assets and liabilities that are measured at fair value on a recurring basis, we also measure certain assets and liabilities at fair value on a nonrecurring basis. Our non-financial assets, including goodwill, intangible assets, operating lease ROU assets, and property and equipment, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset’s fair value. These assets are recorded at fair value only when an impairment charge is recognized. Further details regarding our regular impairment reviews appear in Note 2, “Summary of Significant Accounting Policies”.

The carrying amount of our noncontrolling investments in privately-held companies without readily determinable fair values was $6.4 million and $7.2 million, on January 31, 2025 and 2024, respectively. These investments are included within other assets on the consolidated balance sheets. An unrealized gain of $1.7 million, which adjusted the carrying value of a noncontrolling investment, was recorded in other (expense) income, net on the consolidated statements of operations for the year ended January 31, 2023. We did not recognize any impairments during the years ended January 31, 2025 and 2024.

14. DERIVATIVE FINANCIAL INSTRUMENTS

Our primary objective for holding derivative financial instruments is to manage foreign currency exchange rate risk when deemed appropriate. We enter into these contracts in the normal course of business to mitigate risks and not for speculative purposes.

Foreign Currency Forward Contracts

Under our risk management strategy, we periodically use foreign currency forward contracts to manage our short-term exposures to fluctuations in operational cash flows resulting from changes in foreign currency exchange rates. These cash flow exposures result from portions of our forecasted operating expenses, primarily compensation and related expenses, which are transacted in currencies other than the U.S. dollar, most notably the New Israeli Shekel. We also periodically utilize foreign currency forward contracts to manage exposures resulting from forecasted customer collections to be remitted in currencies other than the applicable functional currency, and exposures from cash, cash equivalents, short-term investments and accounts payable denominated in currencies other than the applicable functional currency. These foreign currency forward contracts generally have maturities of no longer than twelve months.

We held outstanding foreign currency forward contracts with notional amounts of $60.9 million and $74.4 million as of January 31, 2025 and 2024, respectively.

Fair Values of Derivative Financial Instruments

The fair values of our derivative financial instruments and their classifications in our consolidated balance sheets as of January 31, 2025 and 2024 were as follows:

		January 31,
(in thousands)	Balance Sheet Classification	2025	2024
Derivative assets:
Foreign currency forward contracts:
Designated as cash flow hedges	Prepaid expenses and other current assets	$2,490	$1,778
Not designated as hedging instruments	Prepaid expenses and other current assets	32	14
Total derivative assets		$2,522	$1,792

Derivative liabilities:
Foreign currency forward contracts:
Designated as cash flow hedges	Accrued expenses and other current liabilities	$259	$177
Not designated as hedging instruments	Accrued expenses and other current liabilities	3	46
Total derivative liabilities		$262	$223

COGNYTE SOFTWARE LTD.
Derivative Financial Instruments in Cash Flow Hedging Relationships

The effects of derivative financial instruments designated as cash flow hedges on accumulated other comprehensive loss (“AOCL”) and on the consolidated statements of operations for the years ended January 31, 2025, 2024, and 2023, were as follows:

	Year Ended January 31,
(in thousands)	2025	2024	2023
Net (losses) gains recognized in AOCL:
Foreign currency forward contracts	$(630)	$(2,228)	$16

Net gains (losses) reclassified from AOCL to the consolidated statements of operations:
Foreign currency forward contracts	$1,025	$(6,484)	$(6,131)

For information regarding the line item locations of the net gains (losses) on derivative financial instruments reclassified out of AOCL into the consolidated statements of operations, see Note 10, “Accumulated Other Comprehensive Loss.”

All of the foreign currency forward contracts underlying the $2.2 million of net unrealized gains recorded in our accumulated other comprehensive loss at January 31, 2025 mature within twelve months, and therefore we expect all such gains to be reclassified into earnings within the next twelve months.

Derivative Financial Instruments Not Designated as Hedging Instruments

Gains (losses) recognized on derivative financial instruments not designated as hedging instruments in our consolidated statements of operations for the years ended January 31, 2025, 2024, and 2023, were as follows:

	Classification in Consolidated Statements of Operations	Year Ended January 31,
(in thousands)		2025	2024	2023
Foreign currency forward contracts	Other (expense) income, net	$178	$(330)	$(426)

15. STOCK-BASED COMPENSATION AND OTHER BENEFIT PLANS

Stock-Based Compensation Expense

We recognized stock-based compensation expense in the following line items on the consolidated statements of operations for the years ended January 31, 2025, 2024, and 2023:

	Year Ended January 31,
(in thousands)	2025	2024	2023
Component of loss before provision for income taxes:
Cost of revenue:
Software	$25	$(9)	$229
Software service	1,553	1,071	$1,078
Professional service and other	501	355	$2,038

Research and development, net	1,633	2,232	$8,048
Selling, general and administrative	15,317	8,539	$13,955
Total stock-based compensation expense	19,029	12,188	$25,348
Income tax benefits related to stock-based compensation (before consideration of valuation allowances)	2,798	1,615	$3,358
Total stock-based compensation, net of taxes	$16,231	$10,573	$21,990

COGNYTE SOFTWARE LTD.

As of January 31, 2025, there was approximately $18.7 million of total unrecognized compensation expense, net of estimated forfeitures, related to unvested restricted stock units, which is expected to be recognized over a weighted-average period of 1.29 years.

The following table summarizes stock-based compensation expense by type of award for the years ended January 31, 2025, 2024, and 2023:

	Year Ended January 31,
(in thousands)	2025	2024	2023
Restricted stock units and restricted stock awards	$19,029	$12,777	$21,759
Stock bonus program and bonus share program	—	(610)	3,487
Total equity-settled awards	19,029	12,167	25,246
Phantom stock units (cash-settled awards)	—	21	102
Total stock-based compensation expense	$19,029	$12,188	$25,348

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

Cognyte periodically awards performance stock units (“PSU”) to executive officers that vest upon the achievement of specified performance goals and service period. The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on service conditions, using the straight-line method, over the requisite service period of each of the awards, net of estimated forfeitures.

Verint also used to award RSUs to directors, officers, and other employees, and PSUs to executive officers before the spin-off. Some of the expenses recognized in the year ended January 31, 2023 relate to awards that were initially granted by Verint to Cognyte employees before the spin-off.

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

RSUs that are expected to be settled with cash payments upon vesting, if any, are reflected as liabilities on our consolidated balance sheets. Such RSUs were insignificant at January 31, 2025, 2024, and 2023.

The following table (“Award Activity Table”) summarizes activity for RSUs and PSUs to Company personnel that reduce available plan capacity under the plans for the year ended January 31, 2025:

COGNYTE SOFTWARE LTD.

	Year Ended January 31,
	2025
(in thousands, except grant date fair values)	Shares or Units	Weighted-Average Grant-Date Fair Value
Opening balance	3,597	$5.44
Granted	2,539	$7.69
Released	(1,660)	$6.40
Forfeited	(388)	$5.98
Closing balance	4,088	$6.40

Other Benefit Plans

Severance Pay

We are obligated to make severance payments for the benefit of certain employees of Israel and our foreign subsidiaries. Severance payments made to Israeli employees are considered significant compared to all other subsidiaries with severance payment arrangements. Under Israeli law, we are obligated to make severance payments to certain employees of our Israeli entities, subject to certain conditions. In most cases, our liability for these severance payments is fully provided for by regular deposits to funds administered by insurance providers and by an accrual for the amount of our liability which has not yet been deposited.

Severance expenses for our Israeli employees for the years ended January 31, 2025, 2024, and 2023 were $6.7 million, $6.3 million, and $8.8 million respectively.

16. LEASES

We have entered into operating leases primarily for corporate offices, research and development facilities, and automobiles. Our leases have remaining lease terms of 1 year to 9 years. Our finance lease includes primarily lab equipment. We do not have any finance leases as of January 31, 2024.

The components of lease expenses for the years ended January 31, 2025, 2024 and 2023 were as follows:

	Year Ended January 31,
(in thousands)	2025	2024	2023
Operating lease expenses	$6,360	$6,401	$7,695
Finance lease expenses:
Amortization of right-of-use assets	83	—	—
Interest on lease liabilities	30	—	—
Total finance lease expenses	113	—	—
Variable lease expenses	146	1,480	2,536
Short-term lease expenses	456	78	243
Other lease related expenses	4,479	4,207	4,422
Sublease income	(159)	(875)	—
Total lease expenses	$11,395	$11,290	$14,896

During the years ended January 31, 2024 and 2023, we decided to exit certain leased offices primarily due to our workforce operating under remote work environments and a decrease in the employees number, resulting in accelerated operating lease expenses of $0.3 million and $1.5 million, respectively.

COGNYTE SOFTWARE LTD.
Other information related to leases was as follows:

	Year Ended January 31,
(dollars in thousands)	2025	2024	2023
Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$7,916	$7,201	$8,272
Financing cash flows from finance leases	$99	$—	$—
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$7,124	$23,293	$2,240
Finance leases	$958	$—	$—
Weighted average remaining lease terms
Operating leases	8 years	8 years	3 years
Finance leases	5 years	—	—
Weighted average discount rates
Operating leases	7.2%	6.5%	4.8%
Finance leases	7.8%	—	—

Maturities of lease liabilities as of January 31, 2025 were as follows:

	January 31, 2025
(in thousands)	Operating Leases	Finance Leases
Year Ending January 31,
2026	8,256	230
2027	5,715	230
2028	5,093	230
2029	7,791	230
Thereafter	33,023	116
Total future minimum lease payments	59,878	1,036
Less imputed interest	(25,068)	(146)
Total	$34,810	$890

Reported as of January 31, 2025:
Accrued expenses and other current liabilities	$5,004	$170
Operating lease liabilities	29,806	—
Other liabilities	—	720
Total	$34,810	$890

17. COMMITMENTS AND CONTINGENCIES

Unconditional Purchase Obligations

In the ordinary course of business, we enter into certain unconditional purchase obligations, which are agreements to purchase goods or services that are enforceable, legally binding, and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on current needs and are typically fulfilled by our vendors within a relatively short time horizon. As of January 31, 2025, our unconditional purchase obligations totaled approximately $32.5 million.

Licenses and Royalties

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

COGNYTE SOFTWARE LTD.
could be subject to royalty requirements or be required to pay certain redemption fees. If we were to violate these restrictions, we could be required to refund any grants previously received, together with interest and penalties, and may be subject to criminal penalties.

Off-Balance Sheet Risk

In the normal course of business, we provide certain customers with financial performance guarantees, which are generally backed by bank guarantees and, in certain cases, by standby letters of credit. In general, we would only be liable for the amounts of these guarantees in the event that our nonperformance permits termination of the related contract by our customer, which we believe is remote. At January 31, 2025, we had approximately $31 million of outstanding bank guarantees and letters of credit relating primarily to these performance guarantees. As of January 31, 2025, we believe we were in compliance with our performance obligations under all contracts for which there is a financial performance guarantee, and the ultimate liability, if any, incurred in connection with these guarantees will not have a material adverse effect on our consolidated results of operations, financial position, or cash flows. Our historical non-compliance with our performance obligations has been insignificant. In addition the Company provided bank guarantees in the amount $3.3 million related to its offices in Israel and exports transaction towards the Israeli Chamber of Commerce.

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

COGNYTE SOFTWARE LTD.

Legal Proceedings
On March 1, 2023, a putative securities class action complaint (the “Complaint”) was filed in the U.S. District Court for the Southern District of New York against Cognyte , its Chief Executive Officer and its Chief Financial Officer (collectively, “Defendants”) on behalf of all purchasers of the Company’s ordinary sharesduring the period between February 2, 2021, and June 28, 2022, and seeking unspecified damages. On November 10, 2023, the plaintiff filed an amended complaint (the “Amended Complaint”). The Amended Complaint asserts claims on behalf of all purchasers of the Company’s ordinary shares during the period between February 2, 2021, and January 19, 2023, and alleges that Cognyte and its Chief Executive Officer purportedly issued false and misleading statements and made omissions in violation of U.S. federal securities laws.
.On September 30, 2024, the court granted Defendants’ motion to dismiss, holding that (1) none of the alleged misstatements were actionable; (2) Cognyte’s CEO did not act with scienter; and (3) plaintiff failed to adequately allege that any purported losses were caused by the alleged misstatements.

On October 21, 2024, plaintiff filed a letter motion seeking leave to amend its operative complaint. The proposed second amended complaint raises substantially the same claims as the Amended Complaint. On October 28, 2024, Defendants filed a letter opposing leave to amend. The plaintiff filed a reply letter on November 7, 2024.
The Company has not accrued any losses in connection with this proceeding. The Company’s position is that this lawsuit has no merit, and that the case should be dismissed with prejudice.

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

The information below summarizes revenue by major geographic region for the years ended January 31, 2025, 2024, and 2023:

	Year Ended January 31,
(in thousands)	2025	2024	2023
EMEA:
Israel	$242,932	$215,312	$201,610
Germany	53,966	53,480	44,486
Other	19,002	14,950	13,208
Total EMEA	315,900	283,743	259,304
Americas:
United States	14,237	10,029	35,139
Other	6,673	7,147	9,987
Total Americas	20,910	17,176	45,126
APAC	13,822	12,486	7,633
Total revenue	$350,632	$313,404	$312,062

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

Property and equipment, net by geographic area consisted of the following as of January 31, 2025 and 2024:

COGNYTE SOFTWARE LTD.

	January 31,
(in thousands)	2025	2024
Israel	$23,014	$18,814
United States	441	290
Other countries	4,861	5,280
Total property and equipment, net	$28,316	$24,384

Significant Customers

The Company’s largest customers accounted for the following percentage of total revenue:

	Year Ended January 31,
	2025	2024	2023
Customer A	19.6%	16.5%	17.7%
Customer B	10.8%	11.0%	10.0%

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

The following table summarizes the calculation of basic and diluted net income per ordinary share attributable to Cognyte for the years ended January 31, 2025, 2024, and 2023:

	Year Ended January 31,
(in thousands except per share data)	2025	2024	2023
Net loss	$(7,234)	$(11,645)	$(109,951)
Net income attributable to noncontrolling interest	4,817	3,925	4,181
Net loss attributable to Cognyte Software Ltd.	$(12,051)	$(15,570)	$(114,132)

Weighted-average shares outstanding:
Basic and diluted	71,797	70,081	67,924

Net loss per share attributable to Cognyte Software Ltd.:
Basic and diluted	$(0.17)	$(0.22)	$(1.68)

For the years ended January 31, 2025, 2024, and 2023 we had 1,711 thousand, 733 thousand and 480 thousand potentially dilutive shares, respectively.

20. SUBSEQUENT EVENTS

Subsequent to January 31, 2025, and through March 31, 2025, we repurchased according to the share repurchase program an additional 183,272 ordinary shares for an aggregate purchase price of approximately 1.6 million.