Form 20-F
period 2026-01-31
Cognyte Software Ltd.
filed 2026-03-25
CIK 1824814

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
January 31, 2026
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
73,078,376 Ordinary Shares, no par value, at January 31, 2026.

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
Yes ☐ No ☑

COGNYTE SOFTWARE LTD.
i

COGNYTE SOFTWARE LTD.

ii

COGNYTE SOFTWARE LTD.

COGNYTE SOFTWARE LTD.
INTRODUCTION AND USE OF CERTAIN TERMS

We have prepared this annual report on Form 20-F for the fiscal year ended January 31, 2026 (this “Form 20-F” or “Annual Report”) using a number of conventions which you should consider when reading the information contained herein. In this Form 20-F, “we,” “us,” “our” and “Cognyte” shall refer to Cognyte Software Ltd., together with its consolidated subsidiaries, as a consolidated entity.

We are a leading software-driven technology company focused on investigative analytics solutions that help customers generate actionable intelligence from large volumes of complex data, across diverse operational domains, in order to enhance public safety and security.

Formerly a business unit of Verint Systems Inc. (“Verint”), we were formed in May 2020 under the name “Cognyte Software Ltd.” and, after previously being part of Verint, we converted into an independent public company through a spin-off from Verint on February 1, 2021. Our shares are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “CGNT.”
Additionally, as used in this Annual Report, except where the context otherwise requires or where otherwise indicated:

•“Cognyte Business” or “our business” refers to our business, which, prior to the spin-off, was operated by Verint as its Cyber Intelligence Solutions business;

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

Our fiscal year ends on January 31 of each year. References to fiscal year ended January 31, 2022 or fiscal year 2022 refer to the fiscal year starting February 1, 2021 and ending January 31, 2022; references to fiscal year ended January 31, 2023 or fiscal year 2023 refer to the fiscal year starting February 1, 2022 and ending January 31, 2023; references to fiscal year ended January 31, 2024 or fiscal year 2024 refer to the fiscal year starting February 1, 2023 and ending January 31, 2024; references to fiscal year ending January 31, 2025 or fiscal year 2025 refer to the fiscal year starting February 1, 2024 and ending January 31, 2025; references to fiscal year ending January 31, 2026 or fiscal year 2026 refer to the fiscal year starting February 1, 2025 and ending January 31, 2026; and references to fiscal year ending January 31, 2027 or fiscal year 2027 refer to the fiscal year starting February 1, 2026 and ending January 31, 2027.

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

COGNYTE SOFTWARE LTD.
TRADEMARKS

We have proprietary rights to trademarks used in this Annual Report that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names referred to in this Annual Report may appear without the “®” or “™” symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this Annual Report is the property of its respective holder.

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

The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements. The below is also a summary of the risk factors described in Item 3.D “Key Information – Risk Factors” of this Annual Report.

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
•Risks associated with the conditions in Israel, including Israel’s conflicts in the region.
•Risks associated with customer concentration and challenges associated with our ability to accurately forecast revenue and expenses.
•Risks associated with our ability to keep pace with technological advances and challenges, and evolving industry standards.
•Risks due to the aggressive competition in all of our markets.
•Risks associated with implementation and use of artificial intelligence tools and technology, including competitive, technological and market risks.
•Risks associated with political and reputational factors related to our business or operations.
•Challenges associated with our long sales cycles and with the sophisticated nature of our solutions and customers.
•Risks relating to adverse changes to the regulatory constraints to which we are subject.
•Risks associated with our need to retain, recruit and train qualified personnel.
•Risks relating to our ability to properly manage investments in our business and operations, and execute growth or strategic initiatives.
•Risks associated with acquisitions, strategic investments, partnerships or alliances.
•Risks that we may be unable to establish and maintain relationships with key resellers, partners and system integrators and risks associated with our reliance on third-party suppliers for certain components, products or services.
•Risks relating to defects, operational problems, or vulnerability to cyber-attacks of our products or any of the components used in our products.
•Risks associated with the mishandling or perceived mishandling of sensitive, confidential or classified information.
•Risks associated with complex and changing regulatory environments relating to our operations and the markets we operate in.
•Risks relating to the adequacy of our existing infrastructure, systems, processes, policies, procedures, internal controls and personnel for our current and future operations and reporting needs.
•Risks associated with our failure to comply with laws.
•Risks related to the strength of our intellectual property rights protection.
•Risks relating to proprietary rights infringement claims.
•Risks associated with our credit facilities or that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms.
•Risks associated with changing tax laws and regulations, tax rates, and the continuing availability of tax benefits in the countries in which we operate.
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

The estimates and forward-looking statements contained in this Annual Report speak only as of the date of this Annual Report. Except as required by applicable law, we undertake no obligation to publicly update or revise any estimates or forward-looking statements contained in this Annual Report, whether as a result of any new information, future events or otherwise, or to reflect the occurrence of unanticipated events or otherwise.

COGNYTE SOFTWARE LTD.

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Reserved

3.B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

3.C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

3.D. RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this Annual Report, in evaluating us and our shares. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this Annual Report.

Risks Associated with Macroeconomic and Global Conditions

Our business is impacted by changes in macroeconomic and/or global conditions and by the resulting impact on information technology spending and government budgets.

We generate the substantial majority of our revenue from sales to government agencies around the world, including national, regional and local government agencies. We expect that government contracts will continue to be a significant source of our revenue for the foreseeable future. Governmental budget allocations and demand for information technology, including solutions like ours, are significantly impacted by macroeconomic changes that governments may face. Such changes include global and regional conflicts, increasing inflation and interest rates, tariffs (and related retaliatory measures), tightening credit markets, disruptions in government funding processes such as U.S. government shutdowns, global health crises, supply challenges, changes in commodity or energy prices, and actual or threatened trade wars or restrictions on international trade. Historically, governmental agencies facing economic challenges, fiscal pressure, government shutdowns, reduced budgets, liquidity issues, restrictions on trade or other macroeconomic challenges have deferred purchase decisions or projects related to our solutions, been slow to convert awards or pilot deployments into contracts, canceled or reduced orders, and delayed or defaulted on payments to us. We expect governmental agencies facing similar challenges in the future to take similar actions. As a result, our business is subject to risks arising from adverse changes in domestic and global macroeconomic and other conditions. Such events have caused, and will likely continue to cause, governments around the world and other customers to delay, reduce or even cancel planned spending or projects, and may continue to impact our business and operations.

If governmental agencies reduce their spending with us, significantly delay projects, or significantly delay or fail to make payments to us, our business, results of operations, and financial condition may be materially adversely affected. This risk may be further elevated if such macroeconomic changes occur in a jurisdiction in which we have experienced significant customer concentration. See “Market and Strategy Risks — We have experienced significant customer concentration in recent periods, and our revenue levels would likely decline if any significant customer failed to purchase products or services from us at anticipated levels.”

COGNYTE SOFTWARE LTD.

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

Risks associated with licensing and selling products and services to government entities include more extended sales and collection cycles, varying governmental budgeting processes, adherence to complex procurement regulations, and other government-specific contractual requirements, including possible renegotiation or termination at the election of the government customer, including due to geopolitical events and macroeconomic conditions that are beyond our control. Additionally, sometimes procurement may be put on hold, for example during election periods, during actual or potential government shutdowns or due to other internal political developments, which can delay or prevent the conversion of identified opportunities or awards into signed contracts, further affecting revenue predictability. We may also be subject to offset requirements in our contracts with government entities that require us to spend money that we receive under the sale transaction, or to retain services that are needed in connection with our systems and products, in the country of the purchaser. This could reduce the economic value of the sales of our systems and products from our perspective. We may also be subject to audits, investigations or other proceedings relating to our government contracts and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, payment of fines, and suspension or debarment from future government business, as well as harm to our reputation and financial results.

Our revenue from governmental entities is directly affected by those entities’ budgetary constraints and the priority allocated in their budgets to the procurement of our products. This risk is heightened during periods of global economic slowdown and during government shutdowns or other disruptions in government funding processes. Accordingly, governmental purchases of our systems, products and services may decline in the future if governmental purchasing agencies terminate, reduce or modify contracts.

Additionally, a significant portion of our government business is subject to security restrictions, either as a result of governmental classification requirements or contractual requirements, which, among other things, generally preclude us from disclosing certain information about these transactions, customarily including the identity of the customer and the solutions we are providing to the customer. As a result, our investors have less visibility into certain of our engagements which are subject to such restrictions than into our business or contracts with customers and companies that are not subject to such restrictions.

Because we have significant operations and business around the world, we are subject to geopolitical and other risks that could materially adversely affect our results.

We have significant operations and business around the world, including sales, research and development, manufacturing, customer services and support, and administrative services. The countries in which we have our most significant operations include Brazil, Bulgaria, Cyprus, Germany, India, Israel and Romania. We also generate significant revenue from customers in more than a dozen other countries, and smaller amounts of revenue from customers in many more countries, including a number of emerging markets. We intend to continue to grow our business internationally.

Our global operations are, and any future growth will be, subject to a variety of risks, many of which are beyond our control, including risks associated with, but not limited to:

•foreign currency fluctuations;

•political, security, and economic instability or corruption;

•geopolitical risks from war, natural disasters, pandemics or other events;

•tariffs and related retaliatory measures;

•government shutdowns;

•changes in international and local laws and regulations, including those related to trade compliance, anti-corruption, information security, data privacy and protection, AI, tax, labor, currency restrictions and other requirements;

•differences in tax regimes and potentially adverse tax consequences of operating in foreign countries;

COGNYTE SOFTWARE LTD.
•product customization or localization issues;

•preferences for or policies and procedures that protect local suppliers;

•legal uncertainties regarding intellectual property rights or rights and obligations generally; and

•challenges or delays in collection of accounts receivable.

Any or all of these factors could materially adversely affect our business or results of operations.

Inflation, foreign currency fluctuations and related volatility in the global economy could negatively impact our results of operations.

In addition to reduced government spending, macroeconomic uncertainty, foreign exchange volatility, and adverse currency movements, which may result in reduced demand for our solutions, rising inflation and interest rates may result in increased costs. A significant portion of our expenses, primarily labor expenses, is denominated in New Israeli Shekels and Euro, while a substantial portion of our revenue is denominated in U.S. dollars. As a result, fluctuations in foreign currency exchange rates, particularly a weakening of the U.S. dollar against the New Israeli Shekel or Euro, may increase our expenses in U.S. dollar terms and adversely affect our results of operations.

The annual inflation rate in Israel was approximately 3% for the year ended December 31, 2025. If inflation rates in Israel and other places in which we operate or incur costs continue to increase or persist for a prolonged period of time, or if unfavorable foreign currency exchange rate movements continue, it may continue to affect our expenses, including, but not limited to, employee compensation expenses and benefits, and general administrative costs. In addition, sustained inflationary pressures or adverse currency fluctuations may limit our ability to effectively forecast costs, manage budgets, or maintain historical margin levels.

In the event of inflation increasing beyond expectations, higher interest rates or adverse foreign currency exchange rate movements, we may seek to increase the sales prices of our products and solutions in order to maintain satisfactory margins. Any attempts to offset cost increases with price increases may result in reduced sales, increase customer dissatisfaction or otherwise harm our reputation. Furthermore, our ability to mitigate the impact of currency fluctuations through hedging or other financial strategies may be limited and may not be effective, which could further adversely affect our financial condition and results of operations.

New tariffs and retaliatory measures may adversely affect the economy and reduce government spending, which could negatively impact our business.

Changes in trade policies, including the imposition of new tariffs, export controls, sanctions and other trade restrictions by the U.S. government or other governments, have had a significant impact on the domestic and global economy. Governments may implement tariffs on imported goods, leading to increased costs for businesses and consumers. Additionally, governments may respond with retaliatory tariffs and trade barriers, further disrupting global supply chains, increasing costs, and creating economic uncertainty.

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

Furthermore, tariffs or other trade restrictions imposed in the U.S. or elsewhere could potentially affect our component and manufacturing costs, which may impact our pricing strategies and may also impact our gross margins. Such price adjustments might influence our competitive positioning in certain markets, particularly in comparison to competitors with different supply chain structures.

We cannot predict the nature, timing, or scope of future trade policies or restrictions, nor the extent of their economic impact. However, any significant reduction in government spending resulting from economic downturns related to trade tensions could negatively affect demand for our products and services, disrupt our supply chain, and adversely impact our overall business operations.

COGNYTE SOFTWARE LTD.

The regulatory landscape may change the demand for our products and services.

The domestic and international regulatory landscape governing the sale and usage of our solutions is subject to constant change, often influenced by factors beyond our control or anticipation. Such factors may include a spectrum of elements, including the dynamic political climate, budgetary considerations, evolving international relations between countries and organizations, public sentiment, pressures from prominent institutional investors, politicians and public bodies, media and non-governmental organizations (NGOs), as well as various events in international affairs. Changes in the legislation, regulation or policies governing the sale and usage of our solutions, including changes in the interpretation of existing legislation, regulation and policies, could reduce the demand for our solutions or necessitate adjustments to product design and functionality, all in order to ensure continued compliance and competitiveness. Evolving export control regulations and related restrictions on transfers of technology and technical data across borders may affect our ability to offer certain solutions in some jurisdictions or may require us to adjust product features to comply with applicable regulatory requirements. For example, legislative requirements mandating telecommunication providers to facilitate the monitoring of communications by law enforcement, or governing the purchase and usage of security solutions similar to ours, can significantly impact the market demand for some of our solutions. Similarly, emerging data-protection, privacy and AI-governance frameworks may impose limits on data usage, require enhanced transparency, or restrict certain functionalities, which could influence customer requirements or product design. These frameworks are evolving rapidly across multiple jurisdictions and have already resulted in increased compliance requirements and operational constraints. Such regulations may also influence customer requirements for particular functionalities, performance standards, or adherence to technical specifications. The ability to successfully anticipate and adapt to these regulatory or policy shifts is critical to our continued success. Failure to do so, whether due to an inability to foresee regulatory or policy changes or an inability to promptly redesign our products to meet evolving standards, may have a material adverse effect on our operational results.

In recent years, the usage of solutions like ours and other tools and products for the collection, analysis and fusion of data and communication as well as advanced cyber tools have faced increased attention and in some cases scrutiny, including by some regulators, government officials, media and influential politicians. As a result, there has been, and there will likely be, additional legislation and regulatory initiatives, as well as calls for changes in policies, intended to impose new definitions and possibly limit or restrict the sale and usage of solutions that may also include some of our solutions. These initiatives and policy changes may result in reduced demand for some of our solutions or limitations in our business environment. There is no assurance that we will be able to timely identify legislation, regulation or policy changes or that if we identify such changes that we will be able to modify our solutions to meet any new requirements. Furthermore, we cannot ensure that demand for our solutions or our ability to pursue our business will not be impacted by such changes even if we will be able to modify the solutions to comply with any new requirements.

Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy resulting from ongoing global or regional conflicts or any other geopolitical tensions.

Ongoing and emerging global conflicts, including the Russia-Ukraine conflict, tensions between China and Taiwan and more recently, the expansion of military activity by Israel, in coordination with the U.S., against Iran, including strikes targeting Iran's nuclear and ballistic missile capabilities, as part of “Operation Epic Fury,” a joint U.S.–Israel initiative, as well as heightened geopolitical tension, have led to and could continue to cause significant market disruptions. Such developments have included episodes of direct military engagement, retaliatory actions across the Middle East, interruptions to commercial shipping, and increased exposure of critical energy infrastructure and key maritime corridors, including the Strait of Hormuz, to heightened risk. These disruptions may include volatility in commodity prices, uncertainty in credit and capital markets, restrictions on international trade as a result of export restrictions, sanctions, and currency control measures, as well as supply chain interruptions. Additionally, coordinated sanctions, trade restrictions, and economic measures imposed by various governments in response to geopolitical events could further impact global financial stability and economic growth. Specifically, since the commencement of Russia’s military actions against Ukraine a sustained and coordinated regime of export restrictions and sanctions has been imposed by the United States, the European Union, the United Kingdom, and numerous other countries against Russia and Belarus. Furthermore, Russian authorities have imposed significant currency control measures, other sanctions and imposed other economic and financial restrictions. Additional or escalated geopolitical tensions or conflicts could result in further sanctions, export restrictions, or other countermeasures, any of which could negatively impact the global economy and financial markets and could adversely affect our business.

While we do not trade with any Russian or Belarusian governmental agencies or with any of the entities which are the target of sanctions, any of the above-mentioned factors could adversely affect our business, prospects, financial condition, and operating results and/or exacerbate other risks highlighted in this Annual Report. Disruptive impacts of conflicts and tensions, especially in countries where we have significant operations or facilities, may require us to reevaluate our operations there and/or otherwise harm our business. In addition, armed conflicts and geopolitical instability, including in the Middle East, may prompt governments to redirect resources toward defense or emergency needs, which could lead to postponements, reductions

COGNYTE SOFTWARE LTD.
or cancellations of spending on technology initiatives, and may cause customers or partners to delay or scale back investment and purchasing decisions.

Disruptions to the global supply chain have adversely affected our financial results and may negatively impact government spending.

The global supply chain remains susceptible to significant disruptions due to ongoing challenges of electronic components and labor shortages and other macroeconomic factors. These disruptions, which have persisted since 2022, continued throughout 2025 and are expected to continue into 2026. In addition, heightened geopolitical tensions and regional conflicts have contributed to increased instability in global trade and logistics, including attacks on maritime shipments in key shipping routes, posing a risk to our global supply chain. These disruptions have already contributed to increased costs, delivery delays, adversely impacting our financial results, and similar or more severe disruptions in the future - including electronic components and other products upon which we rely, extended lead times, and increased cost of freight, insurance, purchased materials and manufacturing labor- could further negatively affect our business. If the impacts of the supply chain disruptions are more severe than we expect, particularly with respect to components for which we rely on a limited number of suppliers, it could result in even longer lead times and further increased costs, all of which could materially adversely affect our business, financial condition and results of operations. In addition, governments may reduce their budgets or defer purchase decisions until supply chain disruptions lessen.

Furthermore, actions we take to mitigate supply chain risks, such as increasing inventory levels or qualifying alternative suppliers, may require additional working capital and could result in higher carrying costs or excess or obsolete inventory. Supply chain disruptions may also limit our ability to meet contractual delivery requirements, which could expose us to penalties or contract cancellations. In addition to supplier-specific risks, broader shifts in global technology supply and demand, including increased investment in advanced computing infrastructure and concentrated manufacturing, have led to periodic shortages, longer lead times, and higher costs for servers, networking equipment, storage, and silicon-based technologies, potentially constraining availability and increasing procurement costs.

These rising procurement costs, particularly for essential IT hardware and infrastructure, may have a direct impact on our financial performance. We may not be able to pass these increased hardware costs to our customers for our existing commitments, which could lead to significant margin compression. Furthermore, while we may attempt to implement price increases for future contracts, expansions or renewals, there is no assurance that customers will have sufficient budget or will accept such increases, or that any such increases will adequately offset the rising costs of infrastructure.

Additionally, government customers may delay, reduce, or cancel procurement programs due to supply chain uncertainty, budget constraints, or shifting priorities, which could negatively impact our revenues and backlog.

Conditions in Israel, including Israel’s conflicts with Iran and other hostile actors in the region, as well as political and economic instability, may adversely affect our operations and limit our ability to produce, market and sell our products, which would lead to a decrease in revenues.

We are headquartered and have significant operations in Israel. The majority of our management, employees and consultants, including employees of our service providers, are located in Israel. Our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel.

Since its establishment in 1948, the State of Israel has been subject to ongoing security concerns and challenges, as well as armed conflicts with its neighbors. Although Israel has entered into various agreements with such countries and groups, there has been an increase in unrest and terrorist activity, which began in September 2000 and continued with varying levels of severity throughout 2025, including the war following the October 7, 2023 Hamas attacks on Israel’s southern border, which expanded into a broader regional escalation involving Iran and Iran‑backed groups, including Hezbollah, militias in Syria and Iraq, and the Houthis in Yemen.

During 2024 and 2025, Israel and Iran engaged in episodic direct hostilities, and in February 2026 Israel and the United States commenced a joint operation against Iran, which has resulted in Iranian missile and drone attacks against Israel, U.S. targets and other countries in the region. As of the date of this Annual Report, these developments are ongoing and their outcome and impact remain uncertain. Notwithstanding any ceasefires that are entered into, there is no certainty that any such ceasefire will be sustained and hostilities may resume or even escalate. Future developments are unpredictable in the region. Actual or perceived political or security instability in Israel, or changes in the political environment, could adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and prospects.

COGNYTE SOFTWARE LTD.
Regional hostilities have also included threats to international maritime routes and energy supply chains, including the potential disruption of shipping through the Strait of Hormuz, which could negatively affect global and Israeli economic conditions.

Hostilities and regional tensions have caused and may continue to cause damage to private and public facilities, infrastructure, utilities and telecommunication networks, and may disrupt our operations and supply chains. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

In connection with armed conflicts and security events, Israeli military reservists may be called up for service, including for extended periods. Some of our employees have been and may in the future be called up for active military duty, and their absence may materially and adversely affect our ability to conduct our operations.

In addition, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

Political conditions within Israel may also affect our operations. The Israeli government has pursued, and may continue to pursue, changes to Israel’s judicial system, which has contributed to uncertainty and could lead to political instability or civil unrest. Any such developments could adversely affect the business environment in Israel and our business and operations.

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

Market and Strategy Risks

Large orders or contracts, customer concentration, and other factors have significantly impacted and may significantly impact in the future our results from period to period.

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

Since our quarterly performance may vary significantly, our results of operations for any quarter or fiscal year are not necessarily indicative of the results that we might achieve for any subsequent period. Accordingly, quarter-to-quarter and year-to-year comparisons of our operating results may not be meaningful. In addition, we have an order backlog that is generally composed of orders that are fulfilled within a period of three to thirty six months after receipt, which makes revenue in any quarter substantially dependent upon orders received in prior quarters. The extended time frame and uncertainty associated with many of our sales opportunities also makes it difficult for us to accurately forecast our revenues (and attendant budgeting and guidance decisions) and increases the volatility of our operating results from period to period. Our ability to forecast and the volatility of our operating results is also impacted by the fact that pricing, margins, and other deal terms have in the past and may in the future vary substantially from transaction to transaction, especially across product lines and regions. The terms of our transactions, including with respect to pricing, future deliverables, and termination clauses, and dependency of our customers readiness for deployment also impact the timing of our ability to recognize revenue. Because these transaction-

COGNYTE SOFTWARE LTD.
specific factors are difficult to predict in advance, this also complicates the forecasting of revenue and creates challenges in managing our revenue mix.

As with other software-focused companies, a large amount of our quarterly business tends to come in the last few weeks, or even the last few days, of each quarter. This trend has complicated in the past and may in the future complicate the process of accurately predicting revenue and other operating results, particularly on a quarterly basis. Our business is subject to seasonal factors that may also cause our results to fluctuate from quarter to quarter. See “Item 4B. Information on the Company—Business Overview—Seasonality”. This has impacted and may also impact in the future our ability to accurately predict our earnings, which could in turn adversely affect the trading price of our ordinary shares. For more information, see “Risks Related to our Ordinary Shares—If we do not meet the expectations of securities analysts, if they do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our ordinary shares, or, alternatively, if we do not meet our own earnings guidance, the price of our ordinary shares could decline”.

We have experienced significant customer concentration in recent periods, and our revenue levels would likely decline if any significant customer failed to purchase product or services from us at anticipated levels.

For the year ended January 31, 2026, we had one significant government customer that represented approximately 18% of our total revenue. For the years ended January 31, 2025 and 2024, we had two significant government customers that jointly represented approximately 30%, and 28%, respectively, of our total revenue. We define a customer as an organization from which we have recognized revenue in a reporting period. In situations where we sell to a governmental organization that acts on behalf of multiple agencies or departments, we treat that organization as the customer for reporting purposes notwithstanding that each of the underlying agencies or departments is generally making its own independent purchasing decisions. Our contracts with government customers, or when the end user is a government customer, contain customary terms and conditions for government contracts of this kind, including a right for the customer to terminate the applicable contract with or without cause upon notice. The loss of one or more of these contracts (which are separately terminable) could have a material adverse impact on our operation results, especially in the short-term. In the past, orders from our largest customers have fluctuated from time to time based on our customers’ needs or other factors outside of our control. To the extent that any of these customers terminates its relationship with us or fails to purchase products or services from us at the anticipated levels, it may negatively impact our results of operations. Furthermore, we often sell our products and solutions in certain jurisdictions through resellers. A single reseller, or a small number of resellers, have historically and may in the future represent a substantial portion of our revenue in a given period. If any such reseller terminates its engagement with us, or will alternatively work on an exclusive basis with any of our competitors, it could negatively impact our results of operations, especially in the short-term. See “Risks Related to Our Business and Operations—If we are unable to establish and maintain our relationships with third parties that market and sell our products, our business and ability to grow could be materially adversely affected.”

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

In recent years we have enhanced our solutions by using AI, including GenAI. Continuing to embed AI models seamlessly into our solutions may present challenges, resulting in delays or limitations in product development. Ensuring the successful incorporation of these advanced technologies requires overcoming obstacles related to algorithmic bias, discrimination, hallucinations, deployment, transparency and staying aligned with evolving regulatory frameworks. Our ability to continue to navigate these challenges and further integrate AI and GenAI seamlessly into our solutions will have a significant impact on our competitiveness and the value we provide to customers.

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

Our ability to attract new customers, retain existing customers, and increase revenue from existing customers depends on numerous factors, including our ability to enhance and improve our existing products and drive ongoing adoption and usage of our products, and introduce new products and capabilities. In particular, if we are not able to develop technology that is able to keep pace with new and increasingly complex criminal and fraudulent activities which technology would result in an increased success rate of our customers’ analytical investigations or shortens the time frames for such investigations, we may not be able to achieve a return on investment that satisfies our customers, which could negatively impact renewals, expansions and customer retention. The success of any enhancements, including our ability to continue to leverage advancements in AI and GenAI, and the introduction of new products depends on several factors, including timely completion, adequate quality testing, introduction to the market, market acceptance and adaptability to changes in the investigative technology landscape. Any products we develop may not be introduced in a timely or cost-effective manner (or at all), may contain errors or defects, or may not achieve the broad market acceptance necessary to generate sufficient revenue. If we are unable to successfully enhance our existing products, including through the implementation of AI and GenAI into our solutions, to meet our customers’ requirements, increase adoption and usage of our products, or develop new products, our business, financial condition and results of operations may be adversely affected.

Our continued implementation and use of artificial intelligence may have an adverse effect on our business.

We use AI, GenAI and machine learning technologies throughout our solutions, including to develop or assist in the development of our own software code. As with many technological innovations, there are significant risks and challenges involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of such technologies will always enhance our products or services or be beneficial to our business. The use of third-party AI tools to develop or assist in the development of our software code may expose us to additional risks, including but not limited to: (i) uncertainties regarding the ownership and enforceability of intellectual property rights in AI-generated code; (ii) potential inadvertent incorporation of open-source or third-party licensed code, which may impose unanticipated obligations or restrictions on our products; (iii) increased risk of introducing security vulnerabilities or defects into our software; and (iv) the potential inadvertent disclosure, retention or misuse of our proprietary information, trade secrets, or customers’ confidential information in connection with the use of AI tools, model training, or related workflows. Any of these risks could adversely affect our ability to protect our proprietary technology, expose us to legal claims, or result in additional costs and operational disruptions.

COGNYTE SOFTWARE LTD.
Further, changes and ongoing development in how we use AI and machine learning technologies and how we train our models, in particular if those AI or machine learning models are (i) incorrectly designed or implemented; (ii) trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data; (iii) trained on data from sources for which we do not have a clear legal basis for use, or which may not comply with applicable laws, regulations or contractual obligations (including data protection, privacy and intellectual property laws); and/or (iv) adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our solutions, as well as our reputation and the reputations of our customers and partners, could suffer or we could incur liability through the violation of laws or contracts to which we are a party or through civil claims.

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

In addition, the increasing availability of AI and machine learning technologies may lower barriers to developing or adopting certain capabilities, which could, over time, influence elements of competition and customer expectations.

Furthermore, the market for AI and machine learning is subject to rapidly evolving regulatory frameworks. Various government bodies worldwide have introduced or are considering new laws to govern these technologies, for example, the EU Artificial Intelligence Act (EU AI Act.) Our compliance with these regulations may pose challenges and significant costs, potentially impacting our operations and financial performance. We continue to monitor changes and developments in the AI regulatory landscape, as well as their applicability to us and any impact such changes and developments may have on our business.

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

We have implemented policies, guidelines and measures that are aimed at supporting our goal of having our solutions used solely in a manner that serves their intended purpose and to mitigate the risk of any misuse. See “Item 4.B. Business Overview – Internal Oversight.” Although we take very seriously the risk that our solutions will be exploited or misused, there can be no assurance that such mitigating measures will be successful or that customers will not misuse our solutions.

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

COGNYTE SOFTWARE LTD.
Sales processes for sophisticated solutions and a broad solution portfolio like ours present significant challenges and may be unpredictable.

We offer our customers a broad solution portfolio and many of our solutions are sophisticated and may represent a significant investment for our customers. As a result, our sales cycles can range in duration from a few months to 3 years and may require, for example, discussions about budget and which potential solution is most suitable for the customer. As the length or complexity of a sales process increases, so does the risk of successfully closing the sale. Larger sales are often made by competitive bid, which also increases the time and uncertainty associated with such opportunities. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by our customers, our sales process is often delayed, with little or no control over any delays encountered by us. Customers may also require education on the value and functionality of our solutions as part of the sales process, further extending the time frame and uncertainty of the process.

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

COGNYTE SOFTWARE LTD.
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

We depend on the continued services of our management and employees to run and grow our business. To remain successful and to grow, we need to retain existing employees and attract new qualified employees, including in new markets and growth areas we may enter, such as employees in the technology sectors. The market for qualified personnel is competitive in the geographies in which we operate and may be limited, especially in areas of emerging technology. We may be at a disadvantage to larger companies with greater brand recognition or financial resources, or to start-ups or other emerging companies in trending market sectors. Larger companies with which we compete have expended and will likely continue to expend more resources than we do on employee recruitment and are often better able to offer more favorable compensation and incentive packages than we are. In addition, all of our executive officers and key personnel are at-will employees and may terminate their employment relationship with us at any time. The loss of the services of our key personnel and any of our other executive officers, and our inability to find suitable replacements in a timely fashion, could result in a decline in sales, delays in product development, and harm to our business and operations.

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

Moreover, prolonged economic downturns may require us to undertake further optimization and cost saving initiatives, including streamlining our organization and adjusting the size and structure of our workforce. We have implemented in the past, and may implement in the future, certain cost reduction efforts to reduce material spend and operating expenses, including a reduction in workforce. Any reduction in workforce may yield unintended consequences and costs, such as attrition beyond the intended reduction in force, the distraction of employees and reduced employee morale, which could, in turn, adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge or inefficiency during transitional periods. Any of these impacts could also adversely affect our reputation as an employer, make it more difficult for us to hire new employees in the future and increase the risk that we may not achieve the anticipated benefits from the restructuring.

Competition for highly skilled technical and other personnel may result in failure to attract, recruit, retain and develop qualified employees, which could impact our business, financial condition and results of operations.

Our principal research and development and product delivery are conducted at our headquarters in Israel and in our offices in Brazil, Bulgaria, Cyprus, India and Romania, in addition to significant elements of our general and administrative activities conducted in Israel, and we face competition for suitably skilled employees in these countries. In prior years we have faced, and in the future we may face, challenges in competing for qualified personnel with companies that have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

In addition, as a result of the competition for qualified human resources, the high-tech markets in Brazil, Bulgaria, Cyprus, India, Israel and Romania have also experienced and may continue to experience wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-tech industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly decreased in value. Share price declines may reduce the employees’ motivation to continue to work for us and could heighten the risk of employee attrition. As a result of such decrease in value of the employees’ equity, we may be required to pay additional salaries in order to attract qualified personnel, which may significantly increase our salary costs.

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

A key element of our long-term strategy is to continue to invest in and grow our business and operations, both organically and potentially through acquisitions. Investments in, among other things, new markets, new products, solutions and technologies, research and development, infrastructure and systems, geographic expansion, and headcount are critical components for achieving this strategy. In particular, we believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. In addition, as part of our growth strategy, we are continuing to strengthen our presence in the United States, including by establishing and expanding strategic partnerships with partners who have access to, or sell into, government agencies. However, there can be no assurance that our U.S. expansion efforts will be successful, and failure to execute on this growth initiative may have a material adverse effect on our business, results of operations, and strategic trajectory. More broadly, such investments and efforts present challenges and risks and may not be successful (financially or otherwise), especially in new areas or new markets in which we have little or no experience, and even if successful, may negatively impact our profitability in the short-term. To be successful in such efforts, we must be able to properly allocate limited investment funds and other resources, prioritize among technologies opportunities, projects and implementations, balance the extent and timing of investments with the associated impact on profitability, balance

COGNYTE SOFTWARE LTD.
our focus between new areas or new markets and the operation and servicing of our legacy businesses and customers, capture efficiencies and economies of scale, and compete in the new areas or new markets, or with the new solutions, in which we have invested.

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

Additionally, as part of our ongoing efforts to enhance our sales strategy, we have implemented changes to our sales team structure and sales processes. The transition to this strategy requires substantial management attention and company resources and may cause temporary disruption to our sales activities, including a potential decrease in sales productivity during the transition period, and internal implementation challenges.

Our success also depends on our ability to effectively and efficiently enhance our existing operations. Our existing infrastructure, systems, security, processes and personnel may not be adequate for our current or future needs. System upgrades or new implementations can be complex, time-consuming, and expensive and we cannot assure you that we will not experience problems during or following such implementations, including, among others, potential disruptions in our operations or financial reporting.

If we are unable to properly manage our investments, execute on growth initiatives, including our planned expansion into the U.S., and enhance our existing operations and infrastructure, our results of operations and market share may be materially adversely affected.

Acquisitions, strategic investments, partnerships, alliances or divestitures could be difficult to identify, cause post integration challenges, divert the attention of management, disrupt our business, dilute shareholder value, not achieve their intended benefits, and adversely affect our business, financial condition and results of operations.

From time to time, we may seek to acquire or invest in businesses, joint ventures, products and capabilities, or technologies that we believe could complement or expand our products and solutions or otherwise offer growth opportunities. Any such acquisition or investment may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products and capabilities, personnel, or operations of the acquired companies, particularly if we are unable to retain the key personnel of the acquired company. These transactions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our existing business. Additionally, we have limited experience with significant or complex acquisitions. Any such transactions that we are able to complete may not result in any synergies or other benefits we had expected to achieve, which could result in substantial impairment charges and dilution of our shareholders’ value. Depending on the size, structure and financing of any such transaction, we may also experience increased leverage, reduced liquidity, constraints on our financial flexibility, heightened regulatory or customer approval requirements, and greater exposure to integration‑related execution risks.

In addition, from time to time we may pursue divestitures of certain of our businesses or assets as part of our optimization strategy. For example, in December 2022, we sold our Situational Intelligence Solutions (SIS) business. We may make divestments based on, among other considerations, management’s evaluation of, or changes in, business strategies and performance and valuation of divested businesses or assets. These divestment activities include inherent risks, including potential losses, if the disposed businesses or investments are disposed of at lower than anticipated valuation levels or on other unfavorable terms, as well as a risk of potential post-closing claims for indemnification or breach of transition services obligations. Moreover, divestitures may require us to separate integrated assets and personnel from our retained businesses and devote our resources to transitioning assets and services to purchasers, disrupting our ongoing business and distracting management. Any losses due to our divestment of businesses or disposal of assets could adversely affect our financial performance and may affect the market price of our shares.

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

COGNYTE SOFTWARE LTD.
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

For the past few years we have been offering certain of our solutions on a subscription model basis, and since early 2025, we have increased our efforts in transitioning our customers to this model as part of our go-to-market strategy. We estimate that, due to the nature of our solutions and the governmental organizations’ planning and purchasing behavior, governmental organizations’ adoption of a subscription-based model for our solutions will be at a more moderate pace and less predictable compared to other industries that have already transitioned to a subscription-based model. This transition may cause us to incur incremental operational, technical, legal and other costs, and may also result in lower revenue growth pace, fluctuation in gross margin, reduction in our free cash flow and higher churn rates over time. In addition, as we increasingly offer our solutions on a subscription basis, our results may depend in part on our ability to maintain customer relationships, support ongoing adoption and usage of our solutions, and continue to deliver value to customers over time. Our subscription arrangements generally require renewals and potential expansions, and there can be no assurance that customers will renew or expand their subscriptions at expected levels, which could negatively affect our revenues and results of operations.

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

COGNYTE SOFTWARE LTD.
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
We rely extensively on information technology systems to operate and manage our business and to process, maintain and safeguard information, including information related to our customers, partners, and personnel. This information may be processed and maintained on our internal information technology systems or in some cases on systems hosted by third-party service providers. These systems, whether internal or external, may be subject to breaches, failures or disruptions as a result of, among other things, cyber-attacks, computer viruses, physical security breaches, natural disasters, accidents, power disruptions, telecommunications failures, new system implementations, or acts of terrorism or war. In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in frequency and sophistication in recent years. Moreover, geopolitical tensions, particularly the conflicts with Hamas, Hezbollah and Iran, have contributed to a surge in cyber-attacks targeting Israeli companies and products globally, posing a threat to critical infrastructure. We have experienced, and expect to continue to experience, actual and attempted cyber-attacks on our IT networks and systems, such as through phishing scams and ransomware. Although none of these actual or attempted cyber-attacks has yet had a material adverse impact on our operations, financial condition or reputation, we cannot guarantee that such incidents will not have such an impact in the future. For example, the rising adoption of AI and GenAI in daily operations and products poses data privacy and cybersecurity risks. Threats include potential data leaks, social engineering attacks, and decision-making based on manipulated information. Growing regulatory requirements for information security and data protection add to the challenge. Moreover, attackers leverage AI as a tool and exploit vulnerabilities in AI systems. In addition, from time to time, hackers publish past breaches or historical data related to us that was obtained through historical breaches. While we are continually working to maintain secure and reliable systems, our security, redundancy, and business continuity efforts may be ineffective or inadequate. We must continuously improve our design and coordination of security controls across our business groups and geographies. Despite our efforts, it is possible that our security systems, controls, and other procedures that we follow or those employed by our third-party service providers, may not prevent breaches, failures, or disruptions. Such breaches, failures, or disruptions have in the past and could in the future subject us to the loss, compromise, destruction or disclosure of sensitive or confidential information, including personal data, or intellectual property, either of our own information or intellectual property or that of our customers (including end customers) or other third parties that may have been in our custody or in the custody of our third-party service providers, financial costs or losses from remedial actions, litigation, regulatory issues, liabilities to customers or other third parties, damage to our reputation, delays in our ability to process orders, delays in our ability to provide products and services to customers, including SaaS or other hosted or managed services offerings, research and development or production downtimes, or delays or errors in financial reporting. Information system breaches or failures at one of our partners, including hosting providers or those who support other cloud-based offerings, may also result in similar adverse consequences. Any of the foregoing could harm our competitive position, result in a loss of customer confidence, and materially and adversely affect our results of operations or financial condition.

Cybersecurity and compliance with personal data rights pose economic, operational and reputational risks. If we are unable to implement the technological and digital projects required to support our future growth and profitability in compliance with applicable rules and regulations, our business and results of operations may be materially adversely affected. We carry data protection liability insurance against cyber-attacks, with limits we deem adequate to offset all or some of the costs we may incur as a result of damage to our computers, equipment and networks and resulting disruption of our operations. However, the devotion of additional resources to the security of our information technology systems in the future could significantly increase the cost of doing business or otherwise adversely impact our financial results.

The Company operates in a hybrid working model, with a significant number of our employees working remotely and accessing our IT systems and networks remotely. Such hybrid model may further increase our vulnerability to cybercrimes and cyber-attacks and increase the stress on our technology infrastructure and systems. Although we maintain data protection liability insurance, this insurance may not be sufficient to cover all of our losses from any future breaches or failures of our IT systems, networks and services.

COGNYTE SOFTWARE LTD.
Our solutions may contain defects or may be vulnerable to cyber-attacks, which could expose us to both financial and non-financial damages.

Our solutions may contain defects or may develop operational problems. This risk is amplified by our more sophisticated solutions. New products and new product versions, service models such as hosting, SaaS, managed services, and the incorporation of third-party products or services into our solutions, also give rise to the risk of defects, errors or vulnerabilities. These defects, errors or vulnerabilities may relate to the operation or the security of our products or services, including third-party components or services. If we do not discover and remedy such defects, errors, vulnerabilities or other operational or security problems until a product has been released to customers or partners, we may incur significant costs to correct such problems and/or become liable for substantial damages for product liability claims or other liabilities. Furthermore, real or perceived errors, failures, or bugs in our solutions, or dissatisfaction with our solutions and outcomes, could result in customer terminations.

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
Some of our products are used by customers to compile and analyze highly sensitive or confidential information and data, including information or data used in intelligence gathering or law enforcement activities as well as personal data information. While our customers’ use of our products does not by itself necessarily provide us access to the customer’s sensitive or confidential information or data (or the information or data our customers may collect), we may, and our partners may, receive or come into contact with such information or data, including personal data, when we are asked to perform services or support for our customers. In certain cloud, hosted, or managed service deployments, we or our partners may also process data for our customers in our or third‑party cloud environments, which may increase our exposure to risks associated with data handling, security incidents, or the perception of such risks.

Additionally, from time to time, we or our partners also receive or come into contact with such information or data in connection with our software-as-a-service (“SaaS”) or other hosted or managed services offerings. As customers are also increasingly focused on the security of our products and services and we continuously work to address these concerns, including by using encryption, access rights, and other customary security features, which vary based on the solution in question and customer requirements. We have implemented policies and procedures, and we use information technology systems, to help ensure the proper handling of such information and data, including background screening of certain services personnel (when allowed by applicable law), non-disclosure agreements with employees and partners, access rules, and controls on our information technology systems. We also evaluate the information security of potential partners and vendors as part of our selection process and use commercially reasonable efforts to negotiate adequate protections from such third parties in our contracts. However, these policies, procedures, systems, and measures are designed to mitigate the risks associated with handling or processing sensitive data and cannot always safeguard against all risks.

There is a potential risk that we may be named as a defendant in claims made by companies in the social media sphere or by providers of communication services alleging any one of a number of claims, due to our products having been used to obtain valuable information from users of, or participants in, those services. There is a related risk of regulatory enforcement against us due to complaints of that kind. There have also been recent claims against companies in our field of operations for supposed damages caused by government collection of information through the use of products similar to ours. In addition, we may be subject to governmental requests for information, or consumers may sue and file claims against our customers (for non-compliance with laws and regulations (e.g., not obtaining proper consent)), and we may be added to those claims or required to provide information in connection therewith.

The improper handling of sensitive data, or even the perception of such mishandling (whether or not valid), or other security lapses or breaches affecting us, our partners, our customers and / or our products or services, could reduce demand for our products or services or otherwise expose us to financial or reputational harm or legal liability.

Regulatory Risks

Increasing regulatory focus on data privacy issues and expanding laws in these areas may result in increased compliance costs, impact our business models, and expose us to increased liability.

COGNYTE SOFTWARE LTD.
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

Globally, laws such as the European Union’s General Data Protection Regulation (“EU GDPR”) in Europe, state laws in the United States on privacy , such as the California Consumer Privacy Act ("CCPA"), as amended by the California Privacy Rights Act ("CPRA"), as well as industry self-regulatory codes, create new compliance obligations and expand the scope of potential liability, either jointly or severally with our customers and suppliers. Additional U.S. states have implemented, or are in the process of implementing, similar new laws or regulations, and some observers have noted that these regulations could mark the beginning of a trend towards more stringent United States federal privacy legislation, which could increase our potential liability and compliance efforts. While we have invested in readiness to comply with applicable laws and requirements, these new and emerging laws, regulations and codes may require us to implement additional steps to comply with regulatory requirements, affect our ability to reach current and prospective customers, to respond to both enterprise and individual customer requests under the laws (such as individual rights of access, correction, and deletion of their personal information), and to implement our business models effectively. These new laws may also impact our products and services as well as our innovation in new and emerging technologies. These requirements, among others, may impact demand for our offerings and force us to bear the burden of more onerous obligations in our contracts or otherwise increase our exposure to customers, regulators, or other third parties. Furthermore, the uncertain and shifting regulatory environment may cause concerns regarding data privacy and may create privacy concerns, which could inhibit sales of our services and limit adoption of our platform. Specifically, in Europe, the supervisory authorities in member states possess some flexibility in implementing European directives and specific facets of the GDPR, resulting in divergent national regulations. Notably, European supervisory bodies have been particularly proactive in enforcing data protection regulations. In addition, the U.S. has recently seen an increase in litigation based on the California Invasion of Privacy Act (“CIPA”) in regard to tracking tools such as cookies and similar technologies. This trend exposes companies to potential statutory damages, class action lawsuits, and reputational harm.

Additionally, the Israeli Privacy Protection Law, 1981 (“PPL”), along with its regulations such as the Israeli Privacy Protection Regulations (Data Security) 2017 (“Security Regulations”), mandates strict requirements for processing, transferring and securing personal information. A significant amendment to the PPL, known as Amendment 13, was approved by the Israeli Parliament in August 2024 and became effective from August 14, 2025. This amendment notably enhances the investigative powers of the Privacy Protection Authority and increases the potential monetary sanctions for violations, which could reach millions of NIS in certain cases. Compliance with Amendment 13 may necessitate substantial changes to our data processing practices and could involve significant costs. Non-compliance with the PPL may lead to enforcement actions, litigation, including class actions, and substantial fines and penalties.

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

Furthermore, on September 12, 2025, most provisions of the EU Data Act became applicable. The EU Data Act establishes general conditions for data sharing between businesses and introduces measures intended to promote fairness and competition in the European cloud services market. The regulation also seeks to protect companies from unfair contractual terms related to data sharing imposed by dominant market participants and grants customers the right to switch data processing service providers. As a result, we may be required to implement new data management protocols, invest in technological development and adapt our products, and review or amend our contractual arrangements with customers and partners. Furthermore, The EU Data Act could impact our business offerings, revenue recognition, products, and services, and may create new technical, legal, contractual, data, and system requirements.

COGNYTE SOFTWARE LTD.
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

We must comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, including among others the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the U.K. Bribery Act 2010 (the “Bribery Act”), Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 57373-1977 and the Israeli Prohibition on Money Laundering Law, 5760–2000 (collectively, the “Israeli Anti-Corruption Laws”), and the Brazilian Anti-Corruption Act. These laws and regulations apply to companies, individual directors, officers, employees and business partners acting on our behalf and prohibit us and our officers, directors, employees and business partners acting on our behalf, including joint venture partners and agents, from corruptly offering, promising, authorizing or providing anything of value to public officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The Bribery Act also prohibits non-governmental “commercial” bribery and accepting bribes. As part of our business, we constantly deal with governments and state-owned business enterprises, the employees and representatives of which may be considered public officials for purposes of anti-corruption laws, including, among others the FCPA, the Bribery Act and the Israeli Anti-Corruption Laws. In addition, some of the jurisdictions in which we operate are considered to lack a developed legal system and have elevated levels of corruption.

Our business must also be conducted in compliance with applicable economic and trade sanctions laws and regulations, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the European Union, the State of Israel and other relevant sanctions authorities. In the past, changes in these laws and regulations impaired our ability to enter into contracts with certain customers or to perform our obligations under certain existing contracts. We cannot assure you that in the future these regulations will not change in a way that will materially impair our ability to enter into new contracts with customers, or to perform our obligations under existing material contracts, or in a way that will impose restrictions on the way we operate our business or on the customers we engage with.

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

Our business and operations are subject to a variety of regulatory requirements in the countries in which we operate or offer our solutions, including, among other things, with respect to trade compliance, anti-corruption, information security, data privacy and protection, tax, labor, trade restrictions and government contracts. For more information regarding the government regulations to which we are subject, see “Item 4.B. Business Overview — Government Regulations.” Compliance with these regulatory requirements may be onerous, time-consuming, and expensive, especially where these requirements are inconsistent from jurisdiction to jurisdiction, or where the jurisdictional reach of certain requirements is not clearly defined or seeks to reach across national borders. Regulatory requirements in one jurisdiction may make it difficult or impossible to do business in another jurisdiction. In addition, such complex regulations are subject to constant changes and developments and the interpretations thereof may change due to political and other considerations which are beyond our control. See “Risks Associated with Macroeconomic and Global Conditions.” We may also be unsuccessful in obtaining permits, licenses, or other authorizations required to operate our business, such as for the marketing or sale or import or export of our products and services.

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

The increased public awareness in potential human rights violations by governments and organizations using advanced cyber tools, and the resulting heightened scrutiny by the public opinion, privacy NGOs, privacy advocates, the media and others, resulted and may continue to result in regulatory and policy changes from time to time. In recent years, and in line with broader geopolitical trends, the Israeli Ministry of Defense has introduced several adjustments to the oversight of dual-use and defense exports. In certain areas, the regulator has tightened control by imposing additional requirements and limitations for obtaining marketing and export licenses. In parallel, it has recently announced a reform aimed at reducing regulatory burden and improving clarity and reliance for exporters.

Adapting our practices, policies and procedures to this ever-changing regulatory environment involves allocation of resources and time and requires our regulatory compliance teams to be on the watch for any actual or potential changes, and may have an impact on our ability to pursue business opportunities and anticipate future results.

Due to the nature of our products, we are also subject to security classification of certain information under relevant legislation and regulations, and we may therefore be limited from time to time as to the information that we may disclose to the public.

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

COGNYTE SOFTWARE LTD.

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

Some of our products contain free or open source software (together, “open source software”) and we anticipate making use of open source software in the future. Open source software is generally covered by license agreements that permit the user to use, copy, modify and distribute the software without cost, provided that the users and modifiers abide by certain licensing requirements. However, the original developers of the open source software generally provide no warranties on such software or protections in the event the open source software has defects or security vulnerabilities or infringes a third party’s intellectual property rights. Although we endeavor to monitor the use of open source software in our product development, we cannot assure you that past, present or future products, including products inherited in acquisitions, will not contain open source software elements that impose unfavorable licensing restrictions or other requirements on our products, including the need to seek licenses from third parties, to re-engineer affected products, to discontinue sales of affected products, or to release all or portions of the source code of affected products. Any of these developments could materially adversely affect our business.

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

We have two revolving credit facilities that are valid until January, 2028 and provide for up to $65.0 million in total borrowing. Although as of January 31, 2026, we had no outstanding indebtedness under these facilities, we might be required from time to time to draw down some of or the entire amount available. A high level of debt could have material consequences on our future operations, including:

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

To the extent that we raise capital through the sale of equity or convertible debt securities, our shareholders’ ownership interest will be diluted. Our share repurchase programs use a portion of our available capital, including cash, and may reduce funds available for other business purposes. While we believe we have sufficient capital to execute such programs while maintaining adequate liquidity for operations, market conditions or unforeseen circumstances could require us to discontinue or limit our repurchase programs and/or seek additional financing. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures, or declaring dividends. Debt financing could also have significant negative consequences for our business, results of operations and financial condition, including, among others, increasing our vulnerability to adverse economic and industry conditions, limiting our ability to obtain additional financing, requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing the amount of our cash flow available for other purposes, limiting our flexibility in planning for, or reacting to, changes in our business, and placing us at a possible competitive disadvantage compared to less leveraged competitors or competitors that may have better access to capital resources. In addition, a portion of our business is conducted through our subsidiaries, including a joint venture that is not wholly owned by us. Such subsidiaries are separate and distinct legal entities. Therefore, our ability to generate cash is dependent on the earnings, cash flows, financial condition and the distribution of funds (whether by dividend, distribution or loan) from our subsidiaries. None of our subsidiaries is obligated to make funds available to us, other than pursuant to certain intercompany agreements. The distribution of dividends by such subsidiaries may be subject to restrictions on the payment of dividends in the jurisdictions in which such entities were incorporated. In addition, the distribution of dividends by the foregoing joint venture requires the consent of our partner in such joint venture. Inability to receive dividends from our subsidiaries could adversely affect our financial condition, results of operations, cash flows and limit shareholders' return, if any, and may require us to obtain additional financing, which may not be available to us on commercially reasonable terms.

Exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel and other non-U.S. currencies negatively affect the earnings of our operations.
We are exposed to foreign currency exchange rate fluctuations, primarily between the U.S. dollar and the New Israeli Shekel, which could materially affect our operating costs and results of operations. Our financial results and most of our revenues are recorded in U.S. dollars. However, substantially all of the research and development expenses of our Israeli operations, as well as a portion of the cost of revenues, selling and marketing, and general and administrative expenses of our Israeli operations, are incurred in New Israeli Shekels. As a result, we are exposed to exchange rate risks that may adversely affect our financial results. If the New Israeli Shekel appreciates against the U.S. dollar or if the value of the New Israeli Shekel declines against the U.S. dollar at a time when the rate of inflation in the cost of Israeli goods and services exceeds the rate of decline in the relative value of the New Israeli Shekel, then the U.S. dollar cost of our operations in Israel would increase and our results of operations would be adversely affected. Our Israeli operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future. We cannot predict any future trends in the rate of inflation or deflation in Israel or the rate of appreciation or devaluation of the New Israeli Shekel against the U.S. dollar. The Israeli annual rate of inflation amounted to 2.6%, 3.2%, and 3.0% for the calendar years 2025, 2024 and 2023, respectively. The annual (appreciation) depreciation of the New Israeli Shekel in relation to the U.S. dollar amounted to (12.5)%, 0.6% and 3.1% for the calendar years 2025, 2024 and 2023, respectively.

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

COGNYTE SOFTWARE LTD.

From time to time we engage in currency hedging activities. While these hedging activities help reduce short-term volatility in our financial results, they do not fully eliminate our exposure to foreign currency risk. In particular, our hedging program may not adequately offset the effects of inflation in Israel or significant shifts in exchange rates, and may result in financial losses if currency movements differ from our expectations.

If our goodwill or other intangible assets become impaired, our financial condition and results of operations could be negatively affected.

Because we have periodically executed business combinations, goodwill and other intangible assets represent a material portion of our assets. Goodwill and other intangible assets totaled approximately $131.0 million, or approximately 25.1% of our total assets, as of January 31, 2026. We test our goodwill for impairment at least annually, or more frequently if an event occurs indicating the potential for impairment, and we assess on an as-needed basis whether there have been impairments in our other intangible assets. We make assumptions and estimates in this assessment which are complex and often subjective. These assumptions and estimates can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy or our internal forecasts. To the extent that the factors described above change, we could be required to record additional non-cash impairment charges in the future, which could negatively affect our financial condition and results of operations. Impairment of our goodwill might result in failure to comply with the financial and other restrictive covenants contained in our debt agreements, which in the event of default could result in all or a significant portion of the debt, if any exist, becoming immediately due and payable; See also “Item 3.D Risks Related to Our Finances and Capital Structure— Our credit facilities expose us to leverage risks and subjects us to covenants which may adversely affect our operations. In addition, financing sources may not be available to us.”

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

Our effective income tax rate was 59.3% for the year ended January 31, 2026, please see “Item 5.A. Operating Results—Components of Results of Operations—Provision for Income Taxes”. Our effective tax rate could change over time as a result of changes in corporate income tax rates or other changes in tax laws of the jurisdictions in which we operate. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions.

For example, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (OECD) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (BEPS) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes would impact our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019 the OECD announced further work in continuation of the BEPS project, focusing on two “pillars”. As of December 5, 2025 ,148 member jurisdictions approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope multinational enterprises that sell goods and services into countries with little or no local physical presence. Based on the guidelines published to date, we do not expect to fall within the scope of the rules of the first pillar. The second pillar is focused on developing a global minimum tax rate of at least 15% (measured on a country-by-country basis) applicable to in-scope multinational groups (with consolidated revenue over Euro750 million). Israel, as well as other jurisdictions where we operate, are included among more than 140 countries which have agreed in principle to the adoption of the global minimum tax rate.

COGNYTE SOFTWARE LTD.
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

In July 2025, the United States enacted significant tax legislation commonly referred to as the One Big Beautiful Bill Act (“OBBBA”). The OBBBA makes permanent many provisions of the Tax Cuts and Jobs Act of 2017 (“TCJA”) and introduces additional changes affecting individuals and businesses. Compliance with the TCJA and OBBBA requires significant complex computations not previously required by U.S. tax law.

The key provisions of the TCJA, which may significantly impact our current and future effective tax rates, include new limitations on the tax deductions for interest expense and executive compensation and new rules related to uses and limitations of NOL carryforwards. New international provisions add a new category of deemed income from our non-U.S. operations, eliminate U.S. tax on foreign dividends (subject to certain restrictions), and add a minimum tax on certain payments made to foreign related parties. The TCJA amendments to Section 174 of the United States Internal Revenue Code of 1986, as amended (the “Code”) require that specific research and experimental expenditures be capitalized and amortized over five years if incurred in the U.S. or fifteen years if incurred in a foreign jurisdiction beginning in our fiscal 2022. Subsequent amendments to Section 174 under the OBBBA eliminated the requirement for U.S. domestic companies to amortize such expenditures over five years; however, this change does not apply to research activities conducted outside the United States (whether by a U.S. entity or on behalf of a U.S. entity by a foreign contractor including a related foreign subsidiary), and therefore the fifteen-year amortization requirements continue to apply to us. These provisions, their interpretations, and other proposed changes to law could further impact our effective tax rate and cash flows in future years.

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

COGNYTE SOFTWARE LTD.
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

Risks Related to Our Ordinary Shares

Our share price has been and may be volatile, and shareholders may lose all or part of their investment.

Our share price has been and may continue to be volatile for various reasons, including:

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

COGNYTE SOFTWARE LTD.

•actual or anticipated fluctuations in our results of operations;

•market conditions in our industry including periods of heightened volatility, valuation compression, or shifts in investor sentiment affecting technology companies, including companies associated with artificial intelligence or emerging technologies, regardless of our operating performance;

•changes in the estimation of the future growth and size of our markets;

•the trading volume of our ordinary shares;

•general economic and market conditions; and

•negative media and public exposures.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. For example, in March 2023, a private securities lawsuit was filed in the U.S. against us and certain officers alleging, among other things, that we concealed the fact that our business practices violated Meta’s community standards and terms of services and that our stock price dropped after the facts were disclosed. In June 2025 the court finally dismissed the lawsuit, bringing the matter to a close. Nevertheless, such lawsuits could result in substantial costs and divert management’s attention and resources, which could adversely affect our business. Furthermore, given that a significant part of certain of our employees’ compensation is linked to our share price, volatility in our share price may affect our ability to recruit and retain qualified personnel. Lastly, volatility in our share price may adversely impact our ability to make acquisitions using our ordinary shares as consideration, our ability to raise additional funds in the capital markets and our ability to generally execute on our strategy, in turn negatively affecting our business, results of operations and financial condition.

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

COGNYTE SOFTWARE LTD.
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

We report under the Exchange Act as a Foreign Private Issuer (“FPI”). Thus, we are exempt from certain provisions of the Exchange Act applicable to U.S. domestic public companies, which are more expansive and require more frequent filings, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act and the content of proxy statements, (ii) the rules under Section 16 of the Exchange Act subjecting officers, directors and principal shareholders to short-swing profit recovery and subjecting principal shareholders to beneficial ownership reporting, and (iii) the rules under the Exchange Act requiring the filing with the U.S. Securities Exchange and Commission (“SEC”) of quarterly reports on Form 10-Q containing full unaudited financial statements and notes thereto and other specified information, and current reports on Form 8-K, which are due upon the occurrence of specified significant events. In addition, FPIs are not required to file their annual reports on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are accelerated filers like us are required to file their annual reports on Form 10-K within 75 days after the end of each fiscal year. We are required to report certain material developments in reports furnished on Form 6-K with the SEC, and we have furnished and intend to continue furnishing on Form 6-K our unaudited quarterly financial information after the end of each fiscal quarter. FPIs are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. Recently enacted U.S. legislation will require our directors and officers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting requirements under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. As a result of the above, our shareholders may not have the same protections and/or access to information afforded to shareholders of companies that are not FPIs.

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

Additionally, in June 2025, the SEC published a concept release soliciting public comment on potential changes to the eligibility criteria for foreign private issuer status. Among other topics, the SEC is considering whether to narrow the definition of an FPI, for example, by lowering the threshold for U.S. shareholder ownership required to trigger a company’s loss of FPI status, introducing a minimum amount of trading outside the United States, or requiring a non-U.S. exchange listing. While no final rule has been adopted as of the date of this annual report, if the SEC revises its eligibility criteria for FPIs in the future, it could affect our ability to continue qualifying as an FPI and benefiting from related accommodations. We are continuing to monitor these developments and will assess the potential impact of any changes if and when they are adopted.

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

COGNYTE SOFTWARE LTD.
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

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of different conditions.

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

COGNYTE SOFTWARE LTD.
Our system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Because of its inherent limitations, our system of internal control over financial reporting may not prevent or detect every misstatement. An evaluation of effectiveness is subject to the risk that the controls may become inadequate because of changes in conditions, because the degree of compliance with policies or procedures decreases over time, or because of unanticipated circumstances or other factors. While our management has concluded that we maintained effective disclosure controls and procedures and internal control over financial reporting as of January 31, 2026, and our independent registered public accounting firm has issued a report attesting to the effectiveness of our internal control over financial reporting as of such date, we cannot be certain at this time that all of our controls will be considered effective and our internal control over financial reporting may not satisfy the regulatory requirements going forward. As a result, we cannot assure you that our internal controls will prevent or detect every misstatement, that material weaknesses or other deficiencies will not occur or be identified in the future or that future restatements will not be required. A determination that our internal controls are not effective and any remedial actions required could divert internal resources and take a significant amount of time and effort to complete, and could result in us incurring additional costs that we did not anticipate, including the hiring of outside consultants. We could experience higher than anticipated operating expenses and higher independent auditor fees during and after the implementation of these changes. Further, the reliability of our financial statements may be questioned and our share price may suffer. Any of these outcomes could materially and adversely affect our business and your investment in our ordinary shares.

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

COGNYTE SOFTWARE LTD.
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

In November 2024, our Board of Directors approved a share repurchase program for the purchase of up to $20 million of our ordinary shares. Under the Repurchase Program, we repurchased a total of 2,094,538 ordinary shares for an aggregate purchase price of $20 million, and this authorization was fully utilized.

On July 14, 2025, our Board approved a new share repurchase program (“Repurchase Program”) authorizing the buyback of up to an additional $20 million in ordinary shares over 18 months, through January 14, 2027, as part of our capital allocation strategy.

On March 2, 2026, our Board of Directors approved an additional share repurchase program authorizing the buyback of up to a further $20 million in ordinary shares through January 14, 2027. We repurchase our ordinary shares from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with U.S. federal securities laws. The timing, as well as the number and value of any shares repurchased under the program, will be determined at our discretion and will depend on a variety of factors, including management's assessment of the intrinsic value of our ordinary shares, the market price of our ordinary shares, general market and economic conditions, available liquidity, alternative investment opportunities, and applicable legal requirements. Share repurchases could have an impact on the trading price of our ordinary shares, increase the volatility of the price of our ordinary shares, or reduce the liquidity of our ordinary shares.

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

General Risk Factors

Actions of activist shareholders have caused us in the past, and may cause us in the future, to incur substantial costs, disrupt our operations, divert management’s attention, or have other material adverse effects on us.

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

COGNYTE SOFTWARE LTD.
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

We are domiciled in Israel and our registered office is currently located at 33 Maskit, Herzliya Pituach, 4673333, Israel, which also currently serves as our principal executive offices, and our telephone number is +972-3-577-4226.

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

General Development of Business

Our business has grown significantly over the past three decades through a combination of organic growth and small acquisitions, primarily technology tuck-ins. We have also expanded our geographical footprint. As we have grown, we have expanded our solutions portfolio from an initial focus on products for lawful communications interception to a provider of investigative analytics software that helps customers generate Actionable Intelligence® from large volumes of complex data, across diverse operational domains, in order to enhance public safety and security.

Principal Capital Expenditures

Our capital expenditures amounted to $10.6 million, $13.2 million and $9.1 million during the fiscal years ended January 31, 2026, 2025 and 2024, respectively, primarily consisting of expenditures related to capitalized software development costs and purchases of property and equipment.

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

4.B. BUSINESS OVERVIEW

COGNYTE SOFTWARE LTD.
Overview

We are a leading software-driven technology company, focused on investigative analytics solutions that help customers generate actionable intelligence from large volumes of complex data, across diverse operational domains, in order to enhance public safety and security. Our solutions are used primarily by law enforcement, national security, national and military intelligence agencies, and other organizations to address a wide range of investigative and operational challenges. Drawing on decades of investigative analytics domain expertise, our platforms and solutions enable customers to ingest, fuse and analyze structured and unstructured data from multiple sources, uncover hidden patterns and connections, and make faster, better-informed decisions. Our offerings leverage state-of-the-art Artificial Intelligence (AI), including big data analytics and advanced machine learning, as well as generative and AI-assisted capabilities that enhance user productivity and accelerate investigative workflows, together with proven investigative methodologies, to support retrospective investigations and real-time, near real-time and predictive decision-making. Hundreds of customers rely on our solutions to accelerate investigations, improve resolution rates and better anticipate, predict and mitigate threats with greater precision.

Demand Trends

We believe that the following trends are driving demand for our solutions:
•Data is Growing Rapidly and is Highly Fragmented. The growing volume and diversity of structured and unstructured data require not only advanced analytical tools but also innovative approaches to manage and analyze this data effectively. Organizations face challenges in consolidating data from diverse sources. As data ecosystems become increasingly complex, there is a growing need for solutions that can seamlessly aggregate, interpret and derive actionable intelligence from highly fragmented information, while maintaining security and governance. As artificial intelligence capabilities continue to evolve, organizations increasingly expect platforms that can not only aggregate and analyze data, but also uncover hidden relationships, surface high-risk signals, and strengthen operational decision-making across large and dynamic intelligence environments. In addition to improving operational efficiency, AI-driven capabilities are increasingly viewed as essential to achieving intelligence advantage and enhancing mission outcomes in complex threat landscapes.
•Security Threats Are Becoming More Difficult to Detect and Mitigate. Organizations face increasingly complex investigation challenges, as threats from well-organized and well-funded adversaries continue to evolve. Bad actors are leveraging advanced technologies to avoid detection, making it more difficult to identify and mitigate threats. To stay ahead, organizations must address threats that are more sophisticated and global in scale. Advanced investigative analytics software can help organizations uncover the unknown by revealing patterns and anomalies, providing near real-time insights, and accelerating decision-making. These capabilities are increasingly important as agencies face resource constraints and shortages of experienced analysts, driving demand for AI-driven tools that can reduce time to gain insight and amplify human expertise. The shortage of skilled investigative personnel further increases demand for AI-enabled systems that can reduce cognitive load, automate routine analytical tasks, summarize complex findings, and recommend next investigative steps, while maintaining human oversight and accountability. We are witnessing an ongoing shift toward data-driven intelligence where scalable, easily integrated platforms are essential, especially in areas such as signals intelligence and open-source intelligence, where organizations must process vast and complex data sets with speed and precision. In addition, as generative and AI-assisted technologies become more broadly accessible, organizations increasingly require governed and secure AI capabilities embedded directly within investigative workflows, rather than relying on standalone or general-purpose tools.
•Organizations Are Transitioning to Modern, Industry-Standard Platforms. Historically, some organizations relied on proprietary solutions supported by integrators and internal development resources. However, these solutions often struggle to keep pace with rapid technological evolution, limiting adaptability and effectiveness. Moreover, tailor-made, one-off solutions are often more expensive, less flexible, and prevent organizations from benefiting from the collective feedback and continuous improvements that industry-leading platforms incorporate. As digital transformation accelerates, organizations are increasingly shifting to modern, open interface software that adheres to industry standards and seamlessly integrates into existing environments. This shift extends to areas like lawful interception where advancements are driving the need for modernization, enabling faster resolution times, improved intelligence extraction, and greater operational efficiency. To remain effective in an evolving landscape, organizations benefit from adopting scalable platforms that support agility, efficiency and compliance with regulatory and operational requirements. This transition also reflects a growing preference for solutions that embed advanced analytics and AI capabilities within standardized architectures, enabling continuous enhancement through real-world operational feedback while maintaining governance, auditability and regulatory compliance.
•Geopolitical Complexity, Advanced Analytics and AI, Are Driving Demand for Our Products. The rapidly shifting geopolitical environment, marked by heightened global tensions, emerging threats, and increasingly complex security challenges, is fueling the demand for advanced analytics solutions. Governments and other entities face the pressing need to monitor, predict and respond to dynamic scenarios with greater speed and precision. As geopolitical

COGNYTE SOFTWARE LTD.
uncertainties intensify, organizations require advanced analytical tools to improve decision-making, and maintain security in an increasingly volatile world, including solutions that can correlate data across domains and jurisdictions. As AI technologies continue to advance, organizations also increasingly require solutions that combine advanced analytics with domain expertise, explainability, and governance controls, ensuring that AI-driven insights are reliable, defensible and aligned with operational and regulatory requirements. This trend favors purpose-built investigative platforms that integrate AI within established investigative methodologies and secure environments.

Our Strategy

Our strategy is centered on enabling organizations to navigate complex investigative challenges with advanced analytics while expanding our presence worldwide and deepening our relationships with existing customers. By leveraging our deep domain expertise and technology, we aim to address the growing demand for sophisticated investigative solutions that enhance security, intelligence and operational decision-making. At the same time, we continue to explore additional use cases where our capabilities can drive meaningful impact. Our strategy includes the following:

•Empower Organizations with Comprehensive Analytics Solutions.With decades of experience and a global customer base, we bring excellent expertise to developing innovative investigative analytics solutions. Our platform and solutions address a wide spectrum of investigative needs, helping customers uncover critical insights from past events, while also enabling them to anticipate, predict and mitigate threats with precision. We continuously enhance our platform by introducing advanced capabilities, leveraging AI and addressing emerging threats to empower our customers with actionable intelligence. Our long-standing customer relationships and ongoing feedback from operational deployments inform our roadmap and help us prioritize enhancements that deliver measurable investigative and operational value.

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

COGNYTE SOFTWARE LTD.
Our technology is purpose-built to convert large volumes of heterogeneous data as well as focused, mission-specific and time-sensitive datasets into actionable intelligence, primarily for security organizations. It is designed around an intelligence lifecycle that includes (1) ingesting and fusing signals and multi-source content across multiple domains; (2) enriching and modeling this data using AI and other analytical techniques; (3) applying investigative analytics to uncover patterns, anomalies and relationships; and (4) presenting insights and workflows that support real-world investigative and operational decisions. This approach enables our customers to connect previously siloed information into a more complete intelligence picture.

Processing Signals Into Structured Data. We extract and interpret raw signals from multiple analog and digital feeds, transforming them from siloed data into structured datasets. This foundational step prepares data for deeper analysis.
•Signal feeds may come from various sources our customers have access to, including terrestrial and non-terrestrial communication systems, and government sensors and databases.
•In addition to the customer’s proprietary feeds, Cognyte’s solutions seamlessly integrate with commercial and open data sources available to our customers, facilitating comprehensive data fusion downstream.

Turning Data Into Information. Using proprietary, patented algorithms and leveraging AI models, we enrich data, which is often intentionally obscure or encrypted, assigning meaning and semantics to it. Examples include:
•Leveraging AI, on premises or in the cloud, to translate foreign languages into familiar ones, to identify objects and faces in images, and more.
•Detecting specific communication fingerprints to reveal hidden relations and activities.

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
•Through a natural language co-pilot experience, where GenAI technology, specifically tuned to investigative and intelligence use cases as well as each customer’s data model, works on behalf of the human users to perform complex queries on the data. Beyond querying, GenAI agents can summarize and explain complex results, supporting investigators in understanding the broader context and prioritizing next investigative steps. These capabilities are embedded within structured investigative workflows.

Our solutions are designed to support multiple deployment models, including on-premises installations, customer-controlled cloud environments and cloud-based offerings. Our solutions support both traditional deployments and modern cloud-native configurations, enabling scalable analytics processing while maintaining strict security, governance and audit controls. In cloud deployments, data processing is performed in accordance with contractual terms and applicable regulatory requirements, and customers retain ownership and primary control over their data. This flexible deployment model enables customers to modernize their technology stack and adopt industry-standard cloud architectures without compromising operational oversight or mission requirements.

COGNYTE SOFTWARE LTD.
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

•Extensibility: Our built-in business logic and analytics capabilities can be extended through Pluggable Machine Learning, empowering customers’ data scientists to develop, extend or integrate machine learning models that align best with their specific needs. This flexibility ensures alignment with their unique data sources, investigative challenges, and methodology providing an adaptable investigative framework.

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

By supporting diverse use cases and a variety of users, including high-ranking investigative officers, heads of investigations, analysts, security operations center (“SOC”) operators, and operational field teams, our platform streamlines operations, and accelerates time to insight. Through intuitive visualization tools, natural language co-pilots, and configurable workflows, even non-technical users can easily operate our solutions, while skilled analysts and data scientists leverage the platform’s advanced capabilities to develop and deploy custom algorithms and data models tailored to their needs.

COGNYTE SOFTWARE LTD.
Our modular platform enables customers and system integrator partners to deploy capabilities based on their priorities, with the flexibility to scale over time by integrating additional solutions and advanced functionalities. This adaptable approach ensures that organizations can continuously evolve their investigative capabilities to meet changing operational needs.

Our solutions portfolio spans multiple domains of investigative analytics, including decision intelligence, network intelligence, operational intelligence and threat intelligence. These capabilities enable customers to address investigations that involve both digital and physical domains, multiple communication channels and diverse threat types, using a consistent analytical framework.

We offer a broad set of solutions that can be described along the following categories (presented by alphabetical order):

•Decision Intelligence Analytics - Our decision intelligence platform uses advanced analytics and AI, along with data fusion, data visualization and investigation tools, to empower analysts to make faster, more informed decisions. By integrating and analyzing vast amounts of structured and unstructured data from multiple sources, our technology provides customers with a comprehensive, real-time and near real-time view across sources and domains, depending on their refresh cycles. This approach delivers actionable insights that would be virtually impossible to obtain through legacy tools or manual analysis.

•Network Intelligence Analytics - Our analytics software helps security organizations generate predictive and real-time insights from vast amounts of diverse data fused from a wide range of communication network sources, leveraging advanced analytics, AI and automation technologies.

•Operational Intelligence Analytics - Our operational intelligence analytics software and solutions help field security units carry out operational missions with greater confidence. By generating real-time or near real-time insights, our technology improves decision making in the field, supporting mission success.

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

Border Control
Law enforcement agencies face growing challenges related to illegal immigration and cross-border movements. Smuggling networks, human traffickers, and other illicit actors exploit gaps in enforcement and leverage sophisticated methods to avoid detection.
Our solutions empower border control agencies to integrate and analyze large volumes of diverse data. By applying advanced analytics, behavioral pattern recognition, and real-time intelligence, our technology helps agencies detect suspicious activity, identify potential trafficking or smuggling operations, and prevent illegal border crossings. These intelligence capabilities support more efficient resource allocation and proactive measures to enhance border security and public safety.

Cyber Threats

Governments are confronting a wide range of cyber-related threats as bad actors operate across borders and exploit digital infrastructure.

Our solutions enable governmental organizations to gather, process and enrich substantial amounts of data, filter out irrelevant information and generate actionable insights. Customers can identify suspicious indicators based on network data analysis, perform advanced monitoring and automatically flag anomalies behavior and patterns to detect potential attacks before they can cause significant harm.

COGNYTE SOFTWARE LTD.
Drug Trafficking

Governmental security organizations are conducting complex, multi-layered investigations to uncover and disrupt criminal activity along the drug trafficking supply chain – from raw materials sourcing to production, distribution of the illicit drugs and laundering of illegal proceeds.

Our solutions help customers fuse data from siloed sources - such as arrest and prison records, network data, financial transactions, flight records, property records - and apply link analysis to uncover hidden relations among individuals, organizations, companies, financial accounts and other entities.

By applying historical analysis, behavioral similarity, and pattern recognition, our solutions can generate proactive alerts to support investigative efforts.

Financial Crime

The methods used by criminals and terrorists continue to evolve, including the use of new techniques and technologies to commit financial crime and evade detection. Blockchain-based transactions, for example, enable anonymous movement of funds for money laundering and terror financing.

To help investigators, we offer software that leverages machine learning and blockchain analytics to generate insights and accelerate financial crime investigations.

In addition to supporting security and law enforcement agencies, these capabilities are also applicable in enterprise environments, including financial institutions and insurance organizations, where transaction monitoring, anti-money laundering compliance and risk scoring are critical to managing financial exposure and regulatory obligations.

Fraud

Civil agencies face growing volumes of fragmented policies and data, making it increasingly difficult for them to detect fraud and identify bad actors. Failure to act in time may result in financial losses, trade disruptions and risks to public safety.

Our solutions accelerate data-driven decision making by providing analysts with a cohesive view of available data and enabling broader use of AI. This allows investigators to surface insights that were previously difficult to obtain, more rapidly assess risks, conduct investigations, mitigate threats, improve revenue collection, and optimize resources across multiple use cases.

Similar challenges exist in enterprise contexts, including insurance claims validation, payment integrity monitoring, credit and default risk assessment, and internal fraud detection, where organizations must analyze large volumes of structured and unstructured data to identify anomalies and reduce financial losses.

Organized Crime

Organizations combating organized crime must identify criminal networks, understand their ecosystem, including leadership structures, funding sources and intentions, and prevent crimes before they happen and generate evidence. In today’s digital world, criminals leave extensive digital footprints, but these signals are often fragmented across many systems, making analysis complex. Our solutions help governmental agencies fuse and analyst diverse data to uncover criminal networks, understand key relationships and disrupt illicit activities.

Terror Activities

The national security mission grows more complex as extremists and bad actors use the internet and social media for recruitment, fundraising and communications. Analysts are often overwhelmed by data volumes, and must identify potential terror threats quickly and accurately.

Our solutions enable analysts and investigators to fuse large volumes of fragmented data and develop comprehensive profiles of suspects by correlating information from multiple sources, supporting faster and more informed operational responses.

COGNYTE SOFTWARE LTD.
Military Intelligence – Border Intelligence

Military intelligence organizations are tasked with maintaining operational readiness across national borders, including land, maritime and aerial domains. These environments are increasingly complex, characterized by irregular activity, hybrid threats, and coordinated movements that may involve state and non-state actors. Our solutions support military intelligence units by enabling the fusion and analysis of large volumes of intelligence data from multiple sources, including signals, operational and open-source information. By applying advanced analytics and pattern recognition, our technology helps identify anomalous activity, emerging threats, and changes in behavior along borders, supporting early warning, informed decision-making, coordinated action across national security stakeholders, and enhanced protection of personal and operational assets.

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

Market Description and Opportunity

We generate the substantial majority of our revenue from contracts with government agencies worldwide , and we anticipate that these government contracts will remain our primary revenue source in the foreseeable future. As governments face escalating security threats, exponential growth in data volumes and increasingly sophisticated adversaries, we believe the demand for advanced analytics solutions like ours will continue to grow. In addition, we benefit from long-standing relationships with many of our customers, and a high proportion of our revenue is generated from follow-on orders and expansions of existing deployments, which we believe contribute to the durability and visibility of our revenue over time.

Sales

We sell globally and organize our sales force primarily in geographical teams across territories. Each regional team is responsible for both direct sales and the partner network in that territory, including sales to existing customers and adding new customers. In the years ended January 31, 2026, 2025 and 2024, respectively, we derived approximately 12%, 14% and 17% of our revenue from sales to end users located in the Americas region. In the years ended January 31, 2026, 2025 and 2024, respectively, we derived approximately 54%, 55% and 55% of our revenue from sales to end users located in the EMEA region. In the years ended January 31, 2026, 2025 and 2024, respectively, we derived approximately 34%, 31% and 28% of our revenue from sales to end users located in the Asia-Pacific (“APAC”) region.

Winning large contracts often requires a longer, high-touch sales process that may include responding to a Request for Proposal and/or delivering a Proof of Concept. We believe that our ability to demonstrate to customers the value that can be created with our differentiated solutions is critical to winning large contracts.

The majority of our orders are generated from existing customers expanding their usage of our solutions they have already deployed or the purchase of new solutions from our portfolio to be deployed in other areas of their operations. Revenue recognized from existing customers was approximately 91% for the year ended January 31, 2026 and approximately 96% and 96% for each of the years ended January 31, 2025 and 2024, respectively, with the remainder of our revenue attributable to new customers. Our sales force provides customers with regular updates on new solutions and assists them in evaluating the benefits of such solutions to address security and other challenges. In many cases, a new order from an existing customer will include both an expansion as well as the addition of new solutions. This high percentage of revenue from existing customers reflects the mission-critical nature of our solutions and the tendency of customers to expand their use of our platform and add new capabilities over time once our solutions are deployed and integrated into their operations. Such expansions are typically driven by the operational value our solutions deliver, including improved investigative efficiency, enhanced threat detection, and measurable impact on mission outcomes, and the need to scale capacity in response to increasing volumes and complexity of mission-related data..

Initial orders from new customers are often small, and over time, as the customer develops trust in our partnership, they expand with larger follow-on orders.

COGNYTE SOFTWARE LTD.

Additionally, as part of our ongoing efforts to enhance our sales strategy, we have implemented changes to our sales team structure and sales processes. We are also expanding our subscription-based offerings to support our long-term growth strategy.
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

Our development team includes highly qualified software engineers, product managers, data scientists, and architects. As of the year ended January 31, 2026 we employed approximately 831 people in product and R&D roles globally, primarily in Brazil, Bulgaria, Cyprus, India, Israel and Romania. See “Item 3. Key Information—3.D. Risk Factors—Market and Strategy Risks— If we cannot retain and recruit qualified personnel, our ability to operate and grow our business may be impaired.”

COGNYTE SOFTWARE LTD.
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

Patents

As of January 31, 2026, we had close to 300 patents and patent applications worldwide. We regularly review new areas of technology related to our businesses to determine whether they can and should be patented. We periodically review our patents portfolio and may from time to time, decide to forgo patent protection with respect to certain patents, including for reasons of cost savings and to align with our overall IP protection strategy.

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

COGNYTE SOFTWARE LTD.
We believe that our deep investigative analytics domain expertise and our ability to effectively address a broad range of security use cases differentiate us from the competition.

Our global and regional large security competitors include, among others, BAE, Cleartrail, DataWalk, Elbit, L3/Harris, Palantir, Rohde Schwarz and Thales. Our point solution competitors include, among others, Cellxion, JSI, Octasic, SS8 and XCI. Our market is competitive with a fragmented set of competitors. We typically see vendors that only compete with us in certain geographies, use cases or point solutions.

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

COGNYTE SOFTWARE LTD.

In light of the nature of our solutions and customers (some of which are government security agencies), there are also various other Israeli security classification and data protection measures that are applicable to us and our global operations under relevant legislation or contractual obligations.

Anti-Corruption, Anti-Money-Laundering and Sanctions

We are subject to laws and regulations of the jurisdictions in which we operate or conduct business, including Israel, the United States, and the European Union, that govern or restrict our business and activities in certain countries and with certain persons, including the economic sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. Additionally, we are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws imposed by governments around the world with jurisdiction over our operations, which may include, among others, the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 1977, the Israeli Prohibition on Money Laundering Law–2000 and other applicable laws in the jurisdictions in which we operate. See “Risk Factors—Regulatory Risks—Our failure to comply with the anti-corruption, trade compliance, anti-money-laundering and terror finance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.”

Israeli Tax Considerations and Government Programs

For a summary of the Israeli tax laws applicable to us, and certain Israeli Government programs, see “Item 10.E. Taxation - Material Israeli Tax Considerations- Israeli Tax Considerations and Government Programs”.

Internal Oversight

Our solutions are designed for use, primarily by government agencies, as investigative analytics tools aimed at driving actionable intelligence for a Safer World™. Accordingly, our solutions are sold to aid government agencies in preventing and investigating crime and terror. Given the nature of our solutions and customers, internal oversight and trade compliance are integral to how we manage our business and evaluate opportunities.

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

COGNYTE SOFTWARE LTD.
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

Major Facilities

The following table sets forth our most significant facilities as of January 31, 2026:

Location	Size of Site (in square feet)	Held	Lease Term	Major Activity
Herzliya, Israel (1)	119,050	Leased	2033	Research and development, sales, product delivery, support services and management functions
Limassol, Cyprus	45,058	Leased	2031	Research and development and support services
Sofia, Bulgaria	19,880	Leased	2029	Research and development and support services
Florianopolis, Brazil	17,501	Leased	2026	Research and development, sales, product delivery and support services
Bucharest, Romania	17,278	Leased	2034	Research and development and support services

(1) The facility in Israel does not include the additional parking floor space of approximately 70,000 square feet.

We believe that we have satisfactory title to our facilities in accordance with standards generally accepted in our industry. We believe that all of our production facilities are in good operating condition. As of January 31, 2026, the combined net book value of our property and equipment was $29.1 million.

4.E. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

COGNYTE SOFTWARE LTD.
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

Demand Trends

We believe that the following trends are driving demand for our solutions:
•Data is Growing Rapidly and is Highly Fragmented. The growing volume and diversity of structured and unstructured data require not only advanced analytical tools but also innovative approaches to manage and analyze this data effectively. Organizations face challenges in consolidating data from diverse sources. As data ecosystems become increasingly complex, there is a growing need for solutions that can seamlessly aggregate, interpret and derive actionable intelligence from highly fragmented information, while maintaining security and governance. As artificial intelligence capabilities continue to evolve, organizations increasingly expect platforms that can not only aggregate and analyze data, but also uncover hidden relationships, surface high-risk signals, and strengthen operational decision-making across large and dynamic intelligence environments. In addition to improving operational efficiency, AI-driven capabilities are increasingly viewed as essential to achieving intelligence advantage and enhancing mission outcomes in complex threat landscapes.
•Security Threats Are Becoming More Difficult to Detect and Mitigate. Organizations face increasingly complex investigation challenges, as threats from well-organized and well-funded adversaries continue to evolve. Bad actors are leveraging advanced technologies to avoid detection, making it more difficult to identify and mitigate threats. To stay ahead, organizations must address threats that are more sophisticated and global in scale. Advanced investigative analytics software can help organizations uncover the unknown by revealing patterns and anomalies, providing near real-time insights, and accelerating decision-making. These capabilities are increasingly important as agencies face resource constraints and shortages of experienced analysts, driving demand for AI-driven tools that can reduce time to gain insight and amplify human expertise. The shortage of skilled investigative personnel further increases demand for AI-enabled systems that can reduce cognitive load, automate routine analytical tasks, summarize complex findings, and recommend next investigative steps, while maintaining human oversight and accountability. We are witnessing an ongoing shift toward data-driven intelligence where scalable, easily integrated platforms are essential, especially in areas such as signals intelligence and open-source intelligence, where organizations must process vast and complex data sets with speed and precision. In addition, as generative and AI-assisted technologies become more broadly accessible, organizations increasingly require governed and secure AI capabilities embedded directly within investigative workflows, rather than relying on standalone or general-purpose tools.
•Organizations Are Transitioning to Modern, Industry-Standard Platforms. Historically, some organizations relied on proprietary solutions supported by integrators and internal development resources. However, these solutions often struggle to keep pace with rapid technological evolution, limiting adaptability and effectiveness. Moreover, tailor-made, one-off solutions are often more expensive, less flexible, and prevent organizations from benefiting from the collective feedback and continuous improvements that industry-leading platforms incorporate. As digital transformation accelerates, organizations are increasingly shifting to modern, open interface software that adheres to

COGNYTE SOFTWARE LTD.
industry standards and seamlessly integrates into existing environments. This shift extends to areas like lawful interception where advancements are driving the need for modernization, enabling faster resolution times, improved intelligence extraction, and greater operational efficiency. To remain effective in an evolving landscape, organizations benefit from adopting scalable platforms that support agility, efficiency and compliance with regulatory and operational requirements. This transition also reflects a growing preference for solutions that embed advanced analytics and AI capabilities within standardized architectures, enabling continuous enhancement through real-world operational feedback while maintaining governance, auditability and regulatory compliance.
•Geopolitical Complexity, Advanced Analytics and AI, Are Driving Demand for Our Products. The rapidly shifting geopolitical environment, marked by heightened global tensions, emerging threats, and increasingly complex security challenges, is fueling the demand for advanced analytics solutions. Governments and other entities face the pressing need to monitor, predict and respond to dynamic scenarios with greater speed and precision. As geopolitical uncertainties intensify, organizations require advanced analytical tools to improve decision-making, and maintain security in an increasingly volatile world, including solutions that can correlate data across domains and jurisdictions. As AI technologies continue to advance, organizations also increasingly require solutions that combine advanced analytics with domain expertise, explainability, and governance controls, ensuring that AI-driven insights are reliable, defensible and aligned with operational and regulatory requirements. This trend favors purpose-built investigative platforms that integrate AI within established investigative methodologies and secure environments.

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

COGNYTE SOFTWARE LTD.
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

We use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that we believe is more-likely-than-

COGNYTE SOFTWARE LTD.
not realizable. Differences between the amount of tax benefits taken or expected to be taken in our income tax returns and the amount of tax benefits recognized in our financial statements represent our unrecognized income tax benefits, which we either record as a liability or as a reduction of deferred tax assets. Our policy is to include interest (expense and/or income) and penalties related to unrecognized income tax benefits as a component of the provision for income taxes.

Business Combination

In accordance with ASC Topic 805, “Business Combination”, we allocate the fair value of purchase consideration to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Fair value estimates are based on the assumptions management believes a market participant would use in pricing the asset or liability. In the Company recent acquisition, intangible assets represented the majority of the assets acquired. Assessing fair values of intangible assets acquired in a business combination involves significant judgment about future events and uncertainties and depends on estimates and assumptions. Significant estimates utilized in valuating intangible assets include discount rates and future expected cash flow, which rely upon assumptions such as the useful life of the assets, revenue growth rates and margins projections, technological obsolescence and income tax rate assumptions. Contingent consideration incurred in a business combination is included as part of the consideration transferred and recorded at fair value as of the acquisition date. Estimating the fair value involves significant judgment and is based on significant assumptions relating to the estimate, such as discount rates, internal cash flows forecast for the relevant period during which the financial metrics should be achieved and the timing and amounts of the contingent payments. Amounts recorded in a business combination in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date, as additional information about conditions existing at the acquisition date may become available. In addition, each reporting period thereafter, the Company revalues the contingent consideration payments which are classified as liabilities and records the changes in their fair value in the Consolidated Statements of Operations. During the year ended January 31, 2026, Cognyte acquired 100% of the equity of GroupSense, Inc., a digital risk protection services company, for total consideration of approximately $4.4 million. For more information about the acquisition please refer to “Item 5.B. Liquidity and Capital Resources”.

Components of Results of Operations

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Our financial results, which are reported in U.S. dollars, are affected by changes in foreign currency. Most of our revenue and expenses, primarily labor expenses, are denominated in Euros, New Israeli Shekels, Singapore dollars and U.S. dollars. Additionally, certain assets, especially cash, trade receivables and other accounts receivables, as well as part of our liabilities are denominated in Euros, New Israeli Shekels, Singapore dollars and U.S. dollars. As a result, fluctuations in rates of exchange between the U.S. dollar and non-U.S. dollar currencies may affect our operating results and financial condition. The U.S. dollar cost of our operations in Israel may be adversely affected by the appreciation of the New Israeli Shekel against the U.S. dollar. In addition, the value of our non-U.S. dollar revenue could be adversely affected by the appreciation of the U.S. dollar against Singapore dollars and Euros.

Conditions in Israel

We are incorporated under the laws of Israel, and our principal executive offices and research and development facilities are located in, the State of Israel. See “Item 3. Key Information—3.D. Risk Factors—”Conditions in Israel, including Israel’s conflicts with Iran and other hostile actors in the region, as well as political and economic instability, may adversely affect our operations and limit our ability to produce, market and sell our products, which would lead to a decrease in revenues” for a description of governmental, economic, fiscal, monetary and political policies or factors that have materially affected or could materially affect our operations.

Results of Operations

The following discussion includes a comparison of our results of operations and liquidity and capital resources for the years ended January 31, 2026 and 2025. A discussion regarding our financial condition and results of operations for the year ended January 31, 2025 compared to the year ended January 31, 2024 can be found under Item 5 in our Annual Report on Form 20-F for the fiscal year ended January 31, 2025, filed with the SEC on April 2, 2025, which is hereby incorporated by reference herein and considered part of this Annual Report on Form 20-F only to the extent referenced and is available free of charge on the SEC’s website at www.sec.gov and our website at www.cognyte.com/investors.

COGNYTE SOFTWARE LTD.
Overview of Operating Results

The following table sets forth a summary of certain key financial information for the years ended January 31, 2026, 2025, and 2024:

	Year Ended January 31,
(in thousands)	2026	2025	2024
Revenue	$400,041	$350,632	$313,404
Operating (loss) income	$13,261	$(5,126)	$(18,054)
Net loss attributable to Cognyte Software Ltd.	$(638)	$(12,051)	$(15,570)

Our revenue increased approximately $49.4 million, or 14.1%, from $350.6 million in the year ended January 31, 2025 to $400.0 million in the year ended January 31, 2026. The increase consisted of a $35.9 million increase in software revenue, a $6.7 million increase in software service revenue and a $6.7 million increase in professional service and other revenue. For additional details on our revenue, see “Software Revenue, Software Service Revenue, and Professional Service and Other Revenue.” Revenue from end users located in the Americas, EMEA and APAC represented approximately 12%, 54% and 34% of our total revenue, respectively, in the year ended January 31, 2026, compared to approximately 14%, 55% and 31%, respectively, in the year ended January 31, 2025.

Operating profit was $13.3 million in the year ended January 31, 2026 compared to operating loss of $5.1 million in the year ended January 31, 2025. This increase in operating profit was due to $42.8 million increase in gross profit offset by $24.4 million increase in operating expenses, which primarily consisted of a $14.1 million increase in net research and development expenses and a $10.1 million increase in selling, general and administrative expenses .

Net loss attributable to Cognyte was $0.6 million in the year ended January 31, 2026, compared to net loss attributable to Cognyte of $12.1 million in the year ended January 31, 2025. The decrease in net loss attributable to Cognyte in the year ended January 31, 2026 was primarily due to a $18.4 million increase in operating income, as described above, partially offset by a $3.9 million increase in our provision for income taxes, and a $2.7 million decrease in total other income, net.

A portion of our business is conducted in currencies other than the U.S. dollar, and therefore our revenue and operating expenses are affected by fluctuations in applicable foreign currency exchange rates. When comparing average exchange rates for the year ended January 31, 2026 to average exchange rates for the year ended January 31, 2025, the U.S. dollar depreciated relative to the Euro, New Israeli Shekel and Singapore dollar and appreciated relative to the Indian Rupee. For the year ended January 31, 2026, had foreign exchange rates remained unchanged from the average rates in effect for the year ended January 31, 2025, our revenue would have been approximately $6.6 million lower, and the unhedged operating expenses on a combined basis would have been approximately $7.8 million lower, which would have resulted in about $1.3 million increase in operating income.

As of January 31, 2026, we employed approximately 1,700 professionals, including part-time employees and certain contractors, compared to approximately 1,600 as of January 31, 2025.

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

The following table sets forth revenue for the years ended January 31, 2026, 2025, and 2024:

	Year Ended January 31,			% Change
(in thousands)	2026	2025	2024	2026-2025	2025-2024
Software	$161,760	$125,815	$113,541	29%	11%
Software service	187,589	180,872	165,027	4%	10%
Professional service and other	50,692	43,945	34,836	15%	26%
Total revenue	$400,041	$350,632	$313,404	14%	12%

COGNYTE SOFTWARE LTD.

Software Revenue

Software revenue increased approximately $35.9 million, or 29%, from $125.8 million for the year ended January 31, 2025 to $161.8 million for the year ended January 31, 2026. The increase was primarily driven by higher appliance software deliveries and increased perpetual license revenue, reflecting continued customer investments in expanding and upgrading their investigative analytics capabilities. Appliance software revenue increased by $28.6 million while perpetual license revenue increased by $8.6 million.

Software Service Revenue

Software service revenue increased approximately $6.7 million, or 4%, from $180.9 million for the year ended January 31, 2025 to $187.6 million for the year ended January 31, 2026. The increase reflects support revenue due to a larger installed base and support price increases.

Professional Service and Other Revenue

Professional service and other revenue increased approximately $6.7 million, or 15%, from $43.9 million for the year ended January 31, 2025 to $50.7 million for the year ended January 31, 2026. The increase was primarily driven by higher deployment services revenue of $5.7 million reflecting the timing and scale of customer implementations associated with increased software deliveries.

Cost of Revenue

The following table sets forth cost of revenue by software, software service and professional service and other, as well as amortization of acquired technology for the years ended January 31, 2026, 2025, and 2024:

	Year Ended January 31,			% Change
(in thousands)	2026	2025	2024	2026-2025	2025-2024
Cost of software revenue	$24,935	$19,988	$18,919	25%	6%
Cost of software service revenue	44,420	45,184	43,305	(2)%	4%
Cost of professional service and other revenue	40,985	38,538	35,776	6%	8%
Total cost of revenue	$110,340	$103,710	$98,000	6%	6%

Cost of Software Revenue

Cost of software revenue increased approximately $4.9 million, or 25%, from $20.0 million for the year ended January 31, 2025 to $24.9 million for the year ended January 31, 2026, the increase is driven by $5.0 million higher appliance‑related costs, consistent with increased appliance software revenue. Software revenue gross margins increased from 84% in the year ended January 31, 2025 to 85% in the year ended January 31, 2026 primarily due to improved gross margins on appliance software resulting from scaling, cost efficiencies and a higher perpetual license revenue, which has a significantly high gross margin.

Cost of Software Service Revenue

Cost of software service revenue decreased approximately $0.8 million, or 2%, from $45.2 million in the year ended January 31, 2025 to $44.4 million in the year ended January 31, 2026 remaining approximately on the same level. Our software service gross margins increased from 75% in the year ended January 31, 2025 to 76% in the year ended January 31, 2026, reflecting improved operating leverage mainly due to efficiency and scale - while the revenue increased by 4%, the cost structure decreased by 2% year over year.

Cost of Professional Service and Other Revenue
Cost of professional service and other revenue increased by approximately $2.4 million, or 6%, from $38.5 million in the year ended January 31, 2025 to $41.0 million in the year ended January 31, 2026. The increase was primarily due to $2.6 million related to deployment services and $1.3 million related to third-party reselling. The increase is a result of incremental professional service revenue. This increase was offset by $1.5 million decrease related to customer-specific development work costs. Our professional service and other gross margins increased from 12% in the year ended January 31, 2025 to 19% in the year ended January 31, 2026, primarily due to improved deployment efficiency and scale.

COGNYTE SOFTWARE LTD.
Research and Development

The following table sets forth research and development for the years ended January 31, 2026, 2025, and 2024:

	Year Ended January 31,			% Change
(in thousands)	2026	2025	2024	2026-2025	2025-2024
Research and development	$122,336	$108,274	$107,283	13%	1%

Research and development increased, by approximately $14.1 million, or 13%, from $108.3 million in the year ended January 31, 2025 to $122.3 million in the year ended January 31, 2026. The increase was primarily driven by $11.5 million in higher personnel‑related expenses and a $2.3 million reduced capitalized software development cost.

Selling, General and Administrative Expenses

The following table sets forth selling, general and administrative expenses for the years ended January 31, 2026, 2025, and 2024:

	Year Ended January 31,			% Change
(in thousands)	2026	2025	2024	2026-2025	2025-2024
Selling, general and administrative	$153,651	$143,516	$125,784	7%	14%

Selling, general and administrative expenses increased approximately $10.1 million, or 7%, from $143.5 million in the year ended January 31, 2025 to $153.7 million in the year ended January 31, 2026.

The selling and marketing expenses increased approximately $11.6 million, or 12%, from $95.0 million in the year ended January 31, 2025 to $106.6 million in the year ended January 31, 2026. The increase is driven by a strategic decision to expand sales and marketing initiatives. The increase was primarily related to $6.1 million of personnel costs, $2.8 million related to sales and agent commissions mainly due to increase in revenue and regional mix and $3.1 million increase related to other sales and marketing activities such as travel, demos and exhibition costs.

The general and administrative expenses decreased approximately $1.5 million, or 3%, from $48.5 million in the year ended January 31, 2025 to $47.1 million in the year ended January 31, 2026. This decrease is driven by absence of certain non‑recurring costs incurred in the prior year, primarily legal expenses in respect of shareholder‑related matters and provision for taxes other than income taxes.

Amortization of Other Acquired Intangible Assets

The following table sets forth amortization of other acquired intangible assets for the years ended January 31, 2026, 2025, and 2024:

	Year Ended January 31,			% Change
(in thousands)	2026	2025	2024	2026-2025	2025-2024
Amortization of other acquired intangible assets	$453	$258	$391	76%	(34)%

Amortization of other acquired intangible assets increased approximately $0.2 million, or 76%, from $0.3 million in the year ended January 31, 2025 to $0.5 million in the year ended January 31, 2026. The increase was attributable to a newly recognized customer relationship intangible asset as part of a business acquisition during the year ended January 31, 2026. See “Item 5.B. Liquidity and Capital Resources—Overview”.

COGNYTE SOFTWARE LTD.
Other Income, Net

The following table sets forth total other income, net for the years ended January 31, 2026, 2025, and 2024:

	Year Ended January 31,			% Change
(in thousands)	2026	2025	2024	2026-2025	2025-2024
Interest income	$2,033	$2,470	$1,896	(18)%	30%
Interest expense	(194)	(100)	(16)	94%	525%
Other (expense) income, net:
Gains on business divestiture	$—	$—	$4,768	—	(100)%
Foreign currency losses	(3,817)	(1,398)	(846)	173%	65%
Gains (losses) on derivatives	595	178	(330)	235%	154%
Other expense, net	(536)	(394)	(677)	36%	(42)%
Other (expense) income , net	(3,758)	(1,614)	2,915	133%	(155)%
Total other (expense) income, net	$(1,919)	$756	$4,795	(354)%	(84)%

Total other income, net, decreased by $2.7 million from income of $0.8 million in the year ended January 31, 2025 to $1.9 million expense in the year ended January 31, 2026. This decrease was mainly due to a net increase in foreign currency losses of $2.4 million resulting from fluctuations in U.S. dollar relative to other foreign currencies, primarily related to the New Israeli Shekel, Euro, Brazilian real and Singapore dollar.

Provision for Income Taxes

The following table sets forth our provision for income taxes for the years ended January 31, 2026, 2025, and 2024:

	Year Ended January 31,			% Change
(in thousands)	2026	2025	2024	2026-2025	2025-2024
Provision (benefit) for income taxes	$6,729	$2,864	$(1,614)	135%	(277)%

Our effective income tax rate was 59.3% for the year ended January 31, 2026, compared to an effective income tax rate of (65.5)% for the year ended January 31, 2025. For the year ended January 31, 2026, our change in effective income tax rate compared to the U.S. federal statutory income tax rate of 21.0% is primarily due to $3.1 million increase in valuation allowances related to Israeli entities, $4.4 million U.S. cross-border taxes, $1.0 million of stock-based compensation, and $1.0 million of foreign withholding taxes, net of $4.8 million of tax credits and other taxes, and the release of $0.9 million of tax contingencies.

For the year ended January 31, 2025, our change in effective income tax rate compared to the U.S. federal statutory income tax rate of is primarily due to $7.6 million increase in valuation allowances related to Israeli entities and $1.0 million of stock-based compensation, net of $3.7 million of non-U.S. tax rate differential, and the release of $2.0 million of tax contingencies.
Net income attributable to noncontrolling interest

The following table sets forth the net income attributable to noncontrolling interest for the years ended January 31, 2026, 2025, and 2024:

	Year Ended January 31,			% Change
(in thousands)	2026	2025	2024	2026-2025	2025-2024
Net income attributable to noncontrolling interest	$5,251	$4,817	$3,925	9%	23%

Total net income attributable to noncontrolling interest, increased by $0.4 million from $4.8 million in the year ended January 31, 2025 to $5.3 million income in the year ended January 31, 2026. This increase was mainly due to higher profit in the relevant joint venture.

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

On December 1, 2022 we completed the sale of our SIS business to Volaris group (“Volaris”).As consideration for the sale, we received $42.4 million in cash and $4.7 million in hold back which was paid during the year ended January 31, 2024. The sale included equity interests, assets and liabilities attributable to the SIS business, for a total consideration of $47.1 million, plus a performance based earn-out which was not achieved. The sale price was subject to adjustment based on changes in actual closing net working capital. The sale price was adjusted during the year ended January 31, 2024 based on changes in actual closing net working capital and the completion of asset transfer which resulted in an additional pre-tax gain of $4.8 million recorded within other income. For proceeds received during the year ended January 31, 2025 please refer to our “Consolidated Statements of Cash Flows”.

Based on past performance and current expectations, we believe that our cash, cash equivalents, short-term investments and cash generated from operations will be sufficient to meet anticipated operating costs, working capital needs, ordinary course capital expenditures, research and development spending, share repurchase programs, and other commitments for at least the next twelve months.

We have historically expanded our business in part by investing in strategic growth initiatives, including acquisitions of products, technologies, and businesses. We have used cash as consideration for all of our historical business acquisitions. There were no business acquisitions during the year ended January 31, 2025. During the year ended January 31, 2026, Cognyte acquired 100% of the equity of GroupSense, Inc., a digital risk protection services company, for total consideration of approximately $4.4 million, consisting entirely of cash paid at closing. The acquisition agreement also includes contingent consideration of up to $5.0 million, payable upon the achievement of specified post‑closing performance targets. The fair value of the contingent consideration was assessed as zero at the acquisition date and remained zero as of January 31, 2026, as achievement of the relevant targets was not expected.

Our off-balance sheet purchase obligations totaled approximately $76.5 million as of January 31, 2026. These obligations are associated with agreements for purchases of goods or services generally including agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transactions. Agreements to purchase goods or services that have cancellation provisions with no penalties are excluded from these purchase obligations.

In the normal course of business, we provide certain customers with financial performance guarantees, which are generally backed by bank guarantees and, in certain cases, by standby letters of credit. At January 31, 2026, we had approximately $31 million of outstanding bank guarantees and letters of credit relating primarily to these performance guarantees. In addition, the Company provided bank guarantees in the amount $4.3 million related to its offices in Israel and exports transaction towards the Israeli Chamber of Commerce.

We have two revolving credit facilities that are effective through January 31, 2028 which provide for up to $65.0 million in total borrowings. As of January 31, 2026 and 2025, we do not have any withdrawn funds from the revolving credit facilities. Interest rates on both facilities are based on Term SOFR plus a margin of 3.26% - 3.31%. We did not incur interest expenses related to our revolving credit facilities for the years ended January 31, 2026, 2025 and 2024. In addition, we are required to pay a non‑utilization fee with respect to unused credit under the credit facilities. For the years ended January 31, 2026, 2025 and 2024 the non‑utilization fee rate was 0.75% per annum. Following the extension of the credit facilities signed in December 2025, the non‑utilization fee rate were reduced to 0.3% - 0.35% per annum. The non‑utilization fee incurred with respect to unused credit under the credit facilities was $0.5 million, $0.5 million and $0.7 million for the years ended January 31, 2026, 2025 and 2024, respectively.

COGNYTE SOFTWARE LTD.
On November 12, 2024, we announced the adoption of our share repurchase program in an aggregate amount of up to $20 million, which was authorized for a period of 18 months, through June 12, 2026, and was completed during the fiscal year ended January 31, 2026. On July 14, 2025, we announced that our board of directors approved a new share repurchase program authorizing the repurchase of up to an additional $20 million of our ordinary shares over a period of 18 months, through January 14, 2027, which may be executed in compliance with Rule 10b-18 and Rule 10b5-1 under the Exchange Act. During the fiscal year ended January 31, 2025, we repurchased 585,728 ordinary shares for an aggregate purchase price of approximately $5.3 million. During the fiscal year ended January 31, 2026, we repurchased additional 2,253,200 ordinary shares for an aggregate purchase price of approximately $21.4 million. For more information about the share repurchase programs, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

We continually examine our options with respect to terms and sources of existing and future short-term and long-term capital resources to enhance our operating results and to ensure that we retain financial flexibility.

Our consolidated balance sheet at January 31, 2026 included $5.7 million of non-current tax reserves, including interest and penalties of $1.4 million, net of related benefits for uncertain tax positions. We regularly assess the adequacy of our provisions for income tax contingencies. As a result, we may adjust the reserves for unrecognized tax benefits for the impact of new facts and developments, such as changes to interpretations of relevant tax law, assessments from taxing authorities, settlements with taxing authorities, and lapses of statutes of expiration.

Our cash balances as of January 31, 2026 include cash and cash equivalents held by our consolidated subsidiaries, including a joint venture where our partner holds a noncontrolling interest. The distribution of dividends to us by our consolidated subsidiaries may be subject to restrictions on the payment of dividends in the jurisdiction in which such subsidiaries are incorporated. In addition, the distribution of dividends by the foregoing joint venture is subject to the consent of our joint venture partner, and upon the distribution of any dividends by such joint venture, a portion of such dividend will be paid to the partner holding the noncontrolling interest. See “Item 5.B. Liquidity and Capital Resources—Financing Activities” and our consolidated financial statements and the related notes to those statements included elsewhere in this Annual Report.

Our future capital requirements will depend on many factors, including our rate of revenue growth, timing of collection, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new geographic locations, the timing of introductions of new products and enhancements to existing products, the continuing market acceptance of our offerings, and our use of cash to pay for acquisitions and share repurchase plan, if any.

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

As of January 31, 2026, we did not have any off-balance sheet arrangements that we believe have or are reasonably likely to have a significant future effect on our changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Cash Flow Activity for the Years Ended January 31, 2026 and 2025

The following table summarizes our total cash, cash equivalents, restricted cash, cash equivalents, and bank time deposits, and short-term investments, as of January 31, 2026 and 2025:

	January 31,
(in thousands)	2026	2025
Cash and cash equivalents	$116,878	$112,719
Restricted cash and cash equivalents, and restricted bank time deposits	—	381
Total cash and cash equivalents, restricted cash and cash equivalents, and restricted bank time deposits	$116,878	$113,100

COGNYTE SOFTWARE LTD.
A summary of the sources and uses of cash, cash equivalents, restricted cash and restricted cash equivalents for the years ended January 31, 2026, 2025, and 2024 is as follows:

	Year Ended January 31,
(in thousands)	2026	2025	2024
Net cash provided by operating activities	$40,331	$46,782	$34,561
Net cash (used in) provided by investing activities	(14,091)	(5,691)	9,358
Net cash used in financing activities	(24,846)	(7,952)	(2,452)
Effect of foreign currency exchange rate changes on cash, cash equivalents, restricted cash, and restricted cash equivalents	2,580	(631)	(115)
Net increase in cash, cash equivalents, restricted cash, and restricted cash equivalents	$3,974	$32,508	$41,352

Operating Activities

Net cash generated by operating activities decreased by $6.5 million, from $46.8 million generated during the year ended January 31, 2025 to $40.3 million generated during the year ended January 31, 2026. This decrease was primarily due to unusually high collections of overdue account receivables and accelerated timing of certain customer collections during the year ended January 31, 2025.

Our cash flows from operating activities may vary from period to period as a result of several factors, including fluctuations in operating results; the timing of billings and collections, particularly the collection of overdue receivables; the timing of payments to suppliers and other service providers; the timing of employee bonus payments; and cash tax payments. These factors may cause our operating cash flows to differ materially from our operating income in any given period.

Investing Activities

During the year ended January 31, 2026, our investing activities used $14.1 million of net cash, including $10.6 million of payments for purchases of property and equipment, capitalized software development costs and $4.3 million of payment for acquisition of business, net of cash acquired.

During the year ended January 31, 2025, our investing activities used $5.7 million of net cash, including $13.2 million of payments for purchases of property, and equipment, capitalized software development costs. The cash used in these investing activities was partially offset by $5 million of proceeds received from the divestiture of our SIS business , net of cost, and $2.4 million cash provided by restricted bank time deposits, including long-term portion.

We had no significant commitments for capital expenditures as of January 31, 2026.

Our cash flow from investing activities can fluctuate from period to period mainly due to purchases of property and equipment and our short-term investment policy.

Financing Activities

For the year ended January 31, 2026, our financing activities used $24.8 million of net cash, including $21.4 million related to repurchase of ordinary shares, please see “Item 16.E. Purchases of Equity Securities by The Issuer and Affiliated Purchases”, and $3.1 million related to dividends paid to noncontrolling interest holders in our joint venture.

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

COGNYTE SOFTWARE LTD.

During the years ended January 31, 2026 and 2025, we recorded a $0.6 million net gain and $0.2 million net gain, respectively, on foreign currency forward contracts not designated as hedges for accounting purposes. We had $8.6 million of net unrealized gains for the year ended January 31, 2026 and $2.3 million of net unrealized gains for the year ended January 31, 2025 on outstanding foreign currency forward contracts. The notional amounts of our forward contract totaled $43.1 million and $60.9 million for the years ended January 31, 2026 and 2025, respectively.

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

5.C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our gross research and development spending totaled $122.3 million, $108.3 million and $107.3 million for the years ended January 31, 2026, 2025 and 2024 respectively. As described in the “Risk Factors” section and elsewhere in this Form 20-F, government regulations and policies can make developing or marketing new technologies expensive or uncertain due to various restrictions on trade and technology transfers. See “Item 3. Key Information—3.D. Risk Factors” and “Item 4. Information on the Company—4.B. Business Overview—Government Regulations.” For further information on our research and development policies and additional product information, see “Item 4. Information on the Company— 4.B. Business Overview.”

5.D. TREND INFORMATION

Please see “—5.A. Operating Results” and “Item 4. Information on the Company—4.B. Business Overview—Demand Trends” for trend information.

5.E. CRITICAL ACCOUNTING ESTIMATES

Please see “—5.A. Operating Results—Critical Accounting Estimates” for critical accounting estimates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. DIRECTORS AND SENIOR MANAGEMENT

Board of Directors

The following table presents information about our directors as of the date of this Annual Report:

Name	Age
Earl Shanks	69
Elad Sharon, Chief Executive Officer	50
Avi Cohen	72
Dafna Sharir	57
Ron Shvili	59
Mr. Matthew O’Neill	50
Ms. Nurit Benjamini	59

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

COGNYTE SOFTWARE LTD.

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

Avi Cohen, Director

Mr. Cohen has served as a member of our board of directors since June 4, 2023. Mr. Cohen serves as a member of the board of directors of NOVA Ltd. (Nasdaq: NVMI). Additionally, he is the chairman of ZOOZ Power Ltd. (TASE: ZOOZ TA), as well as a member of the board of directors of Cortica Ltd. and Sight Diagnostics Ltd.

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

Dafna Sharir, Director

Ms. Sharir has served as a member of our board of directors since March, 2022. Ms. Sharir has served as a business advisor to various companies, including BrightCodes Technologies Ltd. from 2018 to 2021. Previously, Ms. Sharir has provided M&A Advisory services to FAM, a U.S. asset management firm, from 2008 to 2010 and to Ofer Group and Israel Corp. from 2005 to 2008. She has held various senior positions, including as Senior Vice President Investments at AMPAL from 2002-2005. Ms. Sharir currently serves as an independent director and chairperson of the compensation committee at Ormat Technologies Inc., as an independent director and a member of the audit committee and of the nomination and governance committee at Gilat Satellite Networks Ltd., and as a director at Minute Media Inc.

Ron Shvili, Director

Mr. Shvili has served as a member of our board of directors since May 1, 2024. He serves as board member of Ankor Insurance Company Ltd.and as an advisor to Phoenix Insurance, a major investment, insurance and asset management group in Israel, where he manages its early stage insurtech portfolio. In this capacity, Mr. Shvili serves as a board member and board observer of some of the portfolio companies. Mr. Shvili is a venture partner at Magenta ventures and advises several tech startups. From 2020 to 2023, Mr. Shvili was Executive Vice President and the Chief Technology, IT and Innovation Officer at Phoenix Insurance, and from 2013-2020, he served as Chief Technology Officer at Cellcom Israel Ltd. Mr. Shvili has also served as a board member of LightCyber (acquired by Palo Alto Networks) and as an advisory board member for Granulate (acquired by Intel) and Imvision (acquired by Intuit). Prior to his transition to the private sector, Mr. Shvili dedicated 23 years to Israel’s national security sector, holding senior managerial and technological positions in the Israeli Defense Forces and the Ministry of Defense, including Head of an R&D division in the DDR&D (MAFAT) directorate and Head of the technology department of the elite 8200 unit, both at the rank of Colonel.

Matthew O’Neill, Director

Mr. O'Neill was appointed to serve as a member of our board of directors effective March 1, 2025. Mr. O’Neill is a Co-Founder and Partner at 5OH Consulting LLC. and 50A Consulting LLC. Mr. O’Neill served as the Deputy Special Agent in Charge of Cyber Operations at the United States Secret Service (the “Secret Service”) until December 2023, where he directed the agency's global cyber investigative strategies and oversaw efforts to dismantle transnational criminal networks. During his tenure at the Secret Service, he also served as the Director of the Asset Forfeiture Branch and as the Director of the Global Investigative Operations Center, where he established the Secret Service's first agency-wide criminal investigative fusion center.

COGNYTE SOFTWARE LTD.
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

Senior Management

The following table sets forth information regarding our executive officers as of the date of this Annual Report.

Name	Age
Elad Sharon, Chief Executive Officer	50
David Abadi, Chief Financial Officer	52
Gil Cohen, Chief Product Officer	55
Efi Nuri, Chief Revenue Officer	64
Sharon Chouli, Chief Customer Officer	56

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

COGNYTE SOFTWARE LTD.
6.B. COMPENSATION

The aggregate compensation expensed, including share-based compensation and other compensation expensed by us and our subsidiaries, with respect to the year ended January 31, 2026, to our directors and senior management that served at any time during the year ended January 31, 2026 was $16.4 million. This amount includes approximately $0.7 million set aside or accrued to provide pension, severance, retirement, or similar benefits.

The table below sets forth the compensation earned by our five most highly compensated office holders (as defined below under “—6.C. Board Practices—Compensation Committee—Compensation Policy under the Companies Law”) during or with respect to the year ended January 31, 2026. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives”. For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or perquisites such as car, phone and social benefits, as well as any undertaking to provide such compensation in the future.

Summary Compensation Table

Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)
	(in thousands, US dollars) (1)
Elad Sharon, Chief Executive Officer	518	165	3,544	1,605	5,832
David Abadi, Chief Financial Officer	426	136	1,540	685	2,787
Gil Cohen, Chief Product Officer	367	123	1,253	514	2,258
Efi Nuri, Chief Revenue Officer	358	122	1,198	502	2,180
Sharon Chouli, Chief Customer Officer	332	116	1,009	476	1,932

(1) All amounts reported in the table are in terms of cost to us accrued with respect to the year ended January 31,2026, as recorded in our financial statements.

(2) All Covered Executives listed in the table were our full-time employees during the year. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended January 31, 2026.

(3) Amounts reported in this column include car allowance and social benefits accrued by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, retirement, educational fund and payments for social security.

(4) Amounts reported in this column refer to incentive and variable compensation payments which were paid or accrued in cash or shares with respect to the year ended January 31, 2026. In accordance with the Company’s compensation policy, we accrued for bonuses to our Covered Executives upon compliance with predetermined performance and other parameters as set by the compensation committee and the board of directors. These amounts were provided for in our financial statements for the year ended January 31, 2026. We also award PSUs to executive officers that vest upon the achievement of specified performance goals. We recognize compensation expenses for the value of the awards, which vest based on service conditions, using the straight-line method, over the requisite service period of each of the awards, net of estimated forfeitures.

(5) Amounts reported in this column represent the expense recorded in our financial statements for the year ended January 31, 2026 with respect to equity-based compensation grants. The relevant amounts underlying the equity awards granted to our Covered Executives will continue to be expensed in our financial statements over a period of time during the years on account of the grants made during the year ended January 31, 2026 in similar annualized amounts. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by our compensation committee and board of directors.

COGNYTE SOFTWARE LTD.
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

Subject to any increase or decrease, as of March 18, 2026, a total of 2,145,479 ordinary shares were unallocated and available for future grants under the 2021 Plan and 5,499,850 ordinary shares were subject to issued and outstanding Restricted Share Units (RSUs) awards under the 2021 Plan.
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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.

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

COGNYTE SOFTWARE LTD.
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

If a company such as ours that adopted a compensation policy in advance of its initial public offering or distribution of its securities, and described it in its prospectus (or similar document, such as the Form 20-F filed in connection with the spin-off) for such offering/distribution, then that compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above. Furthermore, that compensation policy will remain in effect for a term of five years from the date on which that company becomes a public company, unless amended or re-approved in accordance with the Companies Law.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated

COGNYTE SOFTWARE LTD.
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

Our compensation policy, which became effective upon the closing of the spin-off, was amended and re-approved by our shareholders and board of directors in September 2025. The policy is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer

COGNYTE SOFTWARE LTD.
compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
Strategy Committee

Established by our board of directors in April 2024, our Strategy Committee, is comprised of Mr. Cohen (Chairperson), Ms. Sharir and Mr. Shvili. Our board of directors has adopted a strategy committee charter that sets forth the responsibilities of the Strategy Committee, which include, among other things, responsibility for providing the board of directors with recommendations, in relation to the development and execution of the Company’s strategy, including its strategic plans and initiative. In addition, the Strategy Committee shall provide guidance and support to management in the execution of strategic projects and initiatives, including resource allocation and performance management. The Strategy Committee shall assist management in assessing and monitoring external factors such as regulatory changes, technological advancements, and economic conditions that may impact the Company’s strategy. The committee shall also maintain a cooperative, interactive planning process with management, including but not limited to, identifying and prioritizing strategic goals.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must also appoint an internal auditor nominated by the audit committee.

The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The Audit Committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. As previously reported, effective November 1, 2024, we replaced our external internal audit firm and appointed an employee of the Company to serve as our Internal Auditor in accordance with the Israeli Companies Law, 5759-1999. Our Internal Auditor continues to meet all independence requirements under Israeli law and remains subject to the approval and oversight of our Audit Committee and Board of Directors.

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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
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

6.D. EMPLOYEES

As of January 31, 2026 we employed approximately 1,700 professionals, including certain contractors, with approximately, 44%, 26%, 20% and 10% of our employees and contractors located in Israel, EMEA, APAC and Americas, respectively.

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

	As of January 31,
	2026	2025	2024
	(full-time equivalents)
Management and G&A	255	250	245
Product Delivery	94	96	98
Research & Development	831	776	761
Sales & Marketing	318	288	279
Service & Support	212	213	230
Total	1,710	1,623	1,613

COGNYTE SOFTWARE LTD.
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

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of March 18, 2026 by:

•each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•each of our directors and executive officers individually; and

•all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For the purposes of the table below, we deem restricted shares units scheduled to vest within 60 days of March 18, 2026, to be outstanding and to be beneficially owned by the person holding restricted shares units for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 72,675,955 ordinary shares outstanding as of March 18, 2026.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. Unless otherwise noted below, each shareholder’s address is 33 Maskit, Herzliya Pituach, 4673333, Israel.

COGNYTE SOFTWARE LTD.
1

	Shares Beneficially Owned
Name of beneficial owner	Number	%
Directors and executive officers
Elad Sharon	1,738,397	2.39%
Earl Shanks	272,101	0.37%
Dafna Sharir	105,476	0.15%
Avi Cohen	76,775	0.11%
Ron Shvili	51,248	*
Matthew O’Neill	19,048	*
Nurit Benjamini	19,048	*
David Abadi	844,118	1.16%
Gil Cohen	469,371	0.65%
Sharon Chouli	548,364	0.75%
Efi Nuri	481,319	0.66%
All directors and executive officers as a group (11 persons)	4,625,265	6.36%
Major Shareholders		*
Topline Capital Management, LLC (1)	7,238,153	9.96%
ValueBase Ltd. and affiliates (2)	6,852,674	9.43%
American Capital Management, Inc. (3)	6,665,590	9.17%
Edenbrook Capital, LLC (4)	6,075,551	8.36%
Neuberger Berman, LLC(5)	5,038,357	6.93%

* Less than 0.1%

(1) As reported in a Schedule 13G/A filed with the SEC on February 13, 2026 by Topline Capital Management, LLC (“TCM”), Collin McBirney and Topline Capital Partners, LP (“TCP”). Each of these entities have shared voting and dispositive power over 7,238,153 Cognyte ordinary shares. The address of each of these reporting persons is 544 Euclid Street, Santa Monica, CA 90402.

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

1

COGNYTE SOFTWARE LTD.
(3) As reported on Schedule 13G/A filed with the SEC on May 15, 2025 by American Capital Management, Inc. (“ACMI”). ACMI has sole voting power over 3,070,681 Cognyte ordinary shares and sole dispositive power over 6,665,590 Cognyte ordinary shares. The address of ACMI is 575 Lexington Avenue, 30th Floor, New York, NY 10022.

(4) According to a Schedule 13D/A filed on October 13, 2022 by Edenbrook Capital, LLC (“Edenbrook Capital”) and Jonathan Brolin, each had shared voting and dispositive power over 6,538,998 Cognyte ordinary shares. The number of shares set forth in the table is based on 6,075,551 shares reported in a Form 13F-HR filed with the SEC on February 13, 2024 by Edenbrook Capital and Jonathan Brolin. The address of each of the reporting persons is 116 Radio Circle, Mt. Kisco, NY 10549.

(5) As reported on Schedule 13G/A filed with the SEC on February 12, 2024 by Neuberger Berman Group, LLC (“NB Group”) and Neuberger Berman Investment Advisers LLC (“NBIA”). NB Group has shared voting power over 4.098,684 shares and shared dispositive power over 5,038,357 shares. NBIA has shared voting power over 4,005,531 and shared dispositive power over 4,880,459 shares. Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, and NBIA and certain affiliated persons may be deemed to beneficially these Cognyte ordinary shares in their various fiduciary capacities. NB Group, through its subsidiaries Neuberger Berman Investment Advisers Holdings LLC and Neuberger Trust Holdings LLC controls Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust Co of Delaware N.A. and NBIA and certain affiliated persons. Each of NB Group, NBIA, Neuberger Trust Holdings LLC, Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust Co of Delaware N.A. and Neuberger Berman Investment Advisers LLC and certain affiliated persons disclaim beneficial ownership of these Cognyte ordinary shares. The address of each of these reporting persons is 1290 Avenue of the Americas, New York, NY 10104.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of January 31, 2026, there were 1,462 United States registered holders of our shares, one of which (Cede & Co., the nominee of the Depository Trust Company) held approximately 96.3% of our outstanding ordinary shares.

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

COGNYTE SOFTWARE LTD.
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

7.C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements”.

Policy on Dividend Distributions

We do not anticipate paying any cash dividends on our ordinary shares in the future except in the form of our share repurchases. Other than in connection with our existing share repurchase programs, which we may increase from time to time, we currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors our board of directors may deem relevant.

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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
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

Effective in 2022, the TCJA requires all U.S. companies to capitalize, and subsequently amortize, R&D expenses that fall within the scope of Section 174 over five years for research activities conducted in the United States and over fifteen years for research activities conducted outside of the United States, rather than deducting such costs in the year incurred for tax purposes. The annual GILTI inclusion for Cognyte, mainly in respect of its Israeli operations increased significantly resulting in higher income taxes paid in the U.S. In July 2025, the United States enacted significant tax legislation commonly referred to as the One Big Beautiful Bill Act (“OBBBA”). The OBBBA makes many permanent provisions of the Tax Cuts and Jobs Act of 2017 and introduces additional changes affecting individuals and businesses. The OBBBA amendments to Section 174 removed the requirements to amortize over five years if expenses incurred in U.S. This change to Section 174 doesn’t have a material impact on fiscal year 2026.

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

COGNYTE SOFTWARE LTD.
Material Israeli Tax Considerations

Israeli Tax Considerations and Government Programs

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

Corporate Tax in Israel—General

Israeli resident companies are generally subject to the ordinary corporate tax on their taxable income at the rate of 23% (as of 2025). However, the effective tax rate payable by a company that derives income from a Preferred Technology Enterprise, Preferred Enterprise, or a Beneficial Enterprise (as discussed below) may be considerably lower. In general, Capital gains derived by an Israeli resident company are subject to tax at the ordinary corporate tax rate (except in some cases according to the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”), where the relevant conditions are met - as described below).

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

COGNYTE SOFTWARE LTD.
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

The Real Capital Gain derived by corporations will be generally subject to the ordinary corporate income tax rate (23% in 2025).

An individual shareholder dealing in securities, or to whom such income is otherwise taxable as ordinary business income, is taxed in Israel at the marginal tax rates applicable to business income (up to 47% in 2025 - in addition to excess tax as described below), unless the benefiting provisions of an applicable tax treaty apply.

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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.
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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 698,280 for 2023 and NIS 721,560 for 2024 and for 2025), including, but not limited to income derived from dividends, interest and capital gains. The threshold is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). According to new legislation effective as of January 1, 2025, an additional 2% excess tax will be imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income, or income from “personal effort”), provided that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560. This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

10.F. DIVIDENDS AND PAYING AGENTS

Not Applicable.

COGNYTE SOFTWARE LTD.
10.G. STATEMENT BY EXPERTS

Not Applicable.

10.H. DOCUMENTS ON DISPLAY

We report under the Exchange Act as an FPI. Thus, we are exempt from certain provisions of the Exchange Act applicable to U.S. domestic public companies, which are more expansive and require more frequent filings, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act and the content of proxy statements, (ii) the rules under Section 16 of the Exchange Act subjecting officers, directors and principal shareholders to short-swing profit recovery subjecting principal shareholders to beneficial ownership reporting, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing full unaudited financial statements and notes thereto and other specified information, and current reports on Form 8-K, which are due upon the occurrence of specified significant events.

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

Interest Rate Risk

As of January 31, 2026, we had $116.9 million of Cash and cash equivalents and Restricted cash and cash equivalents and restricted bank time deposits. Interest-earning instruments carry a degree of interest rate risk. A hypothetical 10% change in interest rates would not have a material impact on our financial results for the years ended January 31, 2026 and 2025. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

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

COGNYTE SOFTWARE LTD.
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
The effect of a hypothetical 10% weakening of the U.S. dollar compared to other currencies would have impacted our results of operation by $2.9 million increase for the year ended January 31, 2026.

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
PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of January 31, 2026. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of January 31, 2026, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us, including our consolidated subsidiaries, in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

COGNYTE SOFTWARE LTD.

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

As required by Section 404(a) of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of January 31, 2026 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that our internal control over financial reporting was effective as of January 31, 2026.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited, to which we refer as PwC Israel, has audited the consolidated financial statements for the year ended January 31, 2026 included in this annual report on Form 20-F, and as part of its audit, has issued its audit report on the effectiveness of our internal control over financial reporting as of January 31, 2026. The report of PwC Israel is included with our consolidated financial statements included elsewhere in this annual report and is incorporated herein by reference.

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

COGNYTE SOFTWARE LTD.
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The consolidated financial statements of Cognyte Software Ltd. as of January 31, 2026 and 2025 and for the years ended January 31, 2026 and 2025, appearing in this Annual Report have been audited by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited (“PwC”), an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein.

The consolidated financial statements of Cognyte Software Ltd. as of January 31, 2024, and for the year ended January 31, 2024, appearing in this Annual Report have been audited by Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network (“Deloitte”).

The table below sets out the total amount of fees for services rendered to us by PwC for services performed in the years ended January 31, 2026 and 2025, and breaks down these amounts by category of service:

	Year Ended January 31,
($ in thousands)	2026	2025
Audit Fees (1)	$593	$565
Audit-Related Fees (2)	1	35
Tax Fees (3)	69	74
All Other Fees	2	2
Total	$665	$676

(1) “Audit fees” include fees for professional services rendered for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, including consents and assistance with and review of documents filed with the SEC.

(2) “Audit-related fees” include fees which are for assurance and related services other than those included in Audit fees. Audit services related to other statutory or regulatory filings, accounting consultations and due diligence.

(3) “Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning on actual or contemplated transactions.

(4) “All Other fees” include license fees for use of accounting research tools.

Pre-Approval Policies and Procedures

The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors. All audit and non-audit services provided by our auditors were approved in accordance with this requirement.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 12, 2024, we announced the adoption of our share repurchase program in an aggregate amount of up to $20 million, which was authorized for a period of 18 months, through June 12, 2026, and was completed during the fiscal year ended January 31, 2026. On July 14, 2025, we announced that our board of directors approved a new share repurchase program

COGNYTE SOFTWARE LTD.
authorizing the repurchase of up to an additional $20 million of our ordinary shares over a period of 18 months, through January 14, 2027, which may be executed in compliance with Rule 10b-18 and Rule 10b5-1 under the Exchange Act. On March 2, 2026, our board of directors approved an additional share repurchase program authorizing the repurchase of up to a further $20 million of our ordinary shares, also through January 14, 2027, on the same terms. During the fiscal year ended January 31, 2025, we repurchased 585,728 ordinary shares for an aggregate purchase price of approximately $5.3 million. During the fiscal year ended January 31, 2026, we repurchased 2,253,200 ordinary shares for an aggregate purchase price of approximately $21.4 million.

The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of Share Repurchase Program	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under Share Repurchase Program(1)( in millions)
February 2025	85,965	$9.73	85,965	$13.9
March 2025	97,307	$8.16	97,307	$13.1
April 2025	768,708	$9.52	768,708	$5.8
May 2025	477,542	$10.25	477,542	$0.9
June 2025	79,288	$10.89	79,288	$—
September 2025	75,000	$8.42	75,000	$19.4
October 2025	76,957	$8.27	76,957	$18.7
November 2025	60,112	$8.31	60,112	$18.2
December 2025	155,422	$9.43	155,422	$16.8
January 2026	376,899	$9.28	376,899	$13.3
Total	2,253,200	$9.51	2,253,200

(1) All shares were purchased through publicly announced share repurchase programs. Our share repurchase program adopted in November 2024 authorized the repurchase of up to 20 million USD of our ordinary shares over a period of 18 months, through June 12, 2026, and was completed during the fiscal year ended January 31, 2026. Our share repurchase program adopted in July 2025 authorizes the repurchase of up to an additional 20 million USD of our ordinary shares over a period of 18 months, through January 14, 2027. On March 2, 2026, our board of directors approved an additional share repurchase program authorizing the repurchase of up to a further 20 million USD of our ordinary shares, also through January 14, 2027.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

N/A

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

COGNYTE SOFTWARE LTD.
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
•the use of internal and external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls, including penetration testing and audits against NIST standards;
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

COGNYTE SOFTWARE LTD.
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

The Committee receives updates from management on our cybersecurity risk management program and posture. In addition, management updates the Committee, as necessary, regarding any material cybersecurity incidents.

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

Our CISO and VP of InfoSec, Risk & Compliance, as well as our management team, including our Chief Customer Officer, our Chief Legal Officer and our Chief Information Officer, is responsible for assessing and managing our material risks from cybersecurity threats. This team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants.

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

At the employee level, we maintain an experienced cybersecurity team, managed by our CISO, who are tasked with implementing our cybersecurity program and support the CISO in carrying out reporting, security and mitigation functions. We also hold employee trainings on privacy, cybersecurity, AI, compliance, records and information management, conduct phishing tests and generally seek to promote awareness of cybersecurity risk through communication and education of our management and employee population.

PART III

ITEM 17. FINANCIAL STATEMENTS

Consolidated Financial Statements

Please refer to pages F-1 through F-43 of this Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

Not Applicable.

ITEM 19. EXHIBITS

COGNYTE SOFTWARE LTD.
We have filed the following documents as exhibits to this Form 20-F:

Incorporation by Reference
Exhibit Number	Description	Form	File No.	Filing Date	Filed / Furnished
1.1	Articles of Association of Cognyte Software Ltd.	20FR12B/A	001-39829	January 14, 2021
2.1	Specimen of Share Certificate for Cognyte’s Ordinary Shares	20FR12B/A	001-39829	January 14, 2021
2.2	Form of Separation and Distribution Agreement	20FR12B/A	001-39829	January 14, 2021
2.3	Description of Securities	20-F	001-39829	April 9, 2024	**
4.1	Form of Tax Matters Agreement	20FR12B/A	001-39829	January 14, 2021
4.6	Form of Cognyte Software Ltd. 2021 Share Incentive Plan	20FR12B/A	001-39829	January 14, 2021	***
4.6A	Amendment No. 1 to Cognyte Software Ltd. 2021 Share Incentive Plan	20-F/A	001-39829	April 19, 2024	**
4.6B	Amendment No.2 to Cognyte Software Ltd. 2021 Share Incentive Plan	20-F	001-39829	April 2, 2025	**
4.6C	Amendment No.3 to Cognyte Software Ltd. 2021 Share Incentive Plan				*
4.7	Form of Indemnification Agreement	20FR12B/A	001-39829	January 14, 2021	***
4.8
Amended and Restated Compensation Policy for Executive Officers and Directors (as amended and approved at the September 2025 annual general meeting) (incorporated by reference to Exhibit 99.1 to the Company’s form 6-K filed on July 30, 2025
		6-K	001-39829	July 30, 2025	***
4.9	Credit Facility, dated December 27, 2020, among Cognyte Technologies Israel Ltd., as borrower, Cognyte Software Ltd., as guarantor, and Bank Leumi Le-Israel B.M., as lender (“Leumi Credit Facility”)	20FR12B/A	001-39829	January 14, 2021
4.9A	Amendment No. 1 to the Leumi Credit Facility dated July 28, 2022	20-F	001-39829	April, 11, 2023	*†
4.9B	Amendment No. 2 to the Leumi Credit Facility dated January 31, 2023	20-F	001-39829	April, 11, 2023	*†
4.9C	Amendment No.3 to the Leumi Credit Facility dated December 31, 2023 (incorporated by reference, Exhibit 99.1)	6-K	001-39829	January 3, 2024	**
4.10D
Credit Facility, dated January 24, 2024, among Cognyte Software Ltd., as borrower or guarantor, Cognyte Technologies Israel Ltd., as borrower or guarantor, and Bank Hapoalim B.M., as lender (incorporated by reference, Exhibit 99.1).
		6-K	001-39829	January 25, 2024	**

COGNYTE SOFTWARE LTD.

4.10E	Amended and Restated Deed of Undertaking dated January 24, 2024, among Cognyte Software Ltd., Cognyte Technologies Israel Ltd.and Bank Hapoalim B.M. (incorporated by reference, Exhibit 99.1A).	6-K	001-39829	January 25, 2024	**
4.11	Update to terms of the Credit Facility Dated December 30, 2025, among Cognyte Technologies Israel Ltd., Cognyte Software Ltd. and Bank Hapoalim B.M.	6-K	001-39829	December 30, 2025	**
4.12	Amendment no.4 to the Commitment Letter Dated December 7, 2020, among Cognyte Technologies Israel Ltd., Cognyte Software Ltd., and Bank Leumi Le-Israel B.M.	6-K	001-39829	December 30, 2025	**
8.1	List of Subsidiaries				*
11.1	Global Insider Trading Policy of Cognyte Software Ltd.				*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				*
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				*
15.1	Consent of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm				*
15.2	Consent of Brightman Almagor Zohar & Co.				*
97.1	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards.	20-F	001-39829	April 9, 2024	**
101.INS	Inline XBRL Instance Document.				*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.				*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.				*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.				*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.				*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.				*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).				*
_________
*    Filed herewith.
**    Furnished herewith.
*** Management contract or compensatory plan, arrangement or contract.

COGNYTE SOFTWARE LTD.
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

Date: March 25, 2026

COGNYTE SOFTWARE LTD.

COGNYTE SOFTWARE LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Cognyte Software Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Cognyte Software Ltd. and its subsidiaries (the “Company”) as of January 31, 2026 and 2025, and the related consolidated statements of operations, of comprehensive loss, of equity and of cash flows, for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2026 and 2025, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Purchase Price Allocation of GroupSense Acquisition

As described in Notes 2 and 7 to the consolidated financial statements, on May 20, 2025, the Company completed the acquisition of GroupSense, Inc., a U.S.-based digital risk protection firm, through the purchase of 100% of its outstanding shares for a total consideration of $4.4 million paid in cash and a contingent consideration payable upon the achievement of certain financial targets of up to $5 million. This resulted in an intangible asset of $4.8 million being recorded. Management allocated the purchase price of the acquired business to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. Fair value of the intangible asset was estimated by management using a multi-period excess earnings method. Management applied significant judgment in estimating the fair value of intangible asset acquired, which involved the use of significant estimates and assumptions with respect to the timing and amounts of cash flow projections, revenue growth rates, customer attrition rate and discount rate.

The principal considerations for our determination that performing procedures relating to the Purchase Price Allocation of GroupSense Acquisition is a critical audit matter are (i) there was a high degree of auditor judgment and subjectivity in applying procedures relating to the fair value measurement of the intangible asset acquired and contingent consideration, due to the significant judgment by management when developing the estimates; (ii) significant audit effort was required in evaluating the significant assumptions relating to the estimates, such as cash flow projections, revenue growth rates, customer attrition rate and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Purchase Price Allocation of GroupSense Acquisition, including controls over management’s valuation of the intangible asset and contingent consideration, as well as controls over development of the assumptions related to the valuation of the intangible asset including cash flow projections, revenue growth rates, customer attrition rate and discount rate. These procedures also included, among others, (i) reading the acquisition agreement; (ii) and testing management’s process for estimating the fair value of the intangible asset. Testing management's process included evaluating the appropriateness of the valuation method and the reasonableness of significant assumptions, including revenue growth rates, customer attrition rate and discount rate for the intangible asset. Evaluating the reasonableness of the revenue growth rates and customer attrition rate involved considering the past performance of the acquired businesses, as well as economic and industry forecasts. The discount rate was evaluated by considering the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in evaluating: (i) the appropriateness of the multi-period excess earnings method and (ii) the reasonableness of the discount rate assumption.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Tel Aviv, Israel
March 25, 2026

We have served as the Company’s auditor since 2024.

COGNYTE SOFTWARE LTD.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Cognyte Software Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive loss, statements of equity and cash flows of Cognyte Software Ltd. and subsidiaries (the "Company") for the year ended January 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, such financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended January 31, 2024, in conformity with principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB)and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

COGNYTE SOFTWARE LTD.
Cognyte Software Ltd.
Consolidated Balance Sheets

	January 31
(in thousands except share data)	2026	2025
Assets
Current assets:
Cash and cash equivalents	$116,878	$112,719
Restricted cash and cash equivalents and restricted bank time deposits	—	381
Accounts receivable, net of allowance for credit losses of $1.0 million and $1.1 million as of January 31, 2026 and 2025, respectively	122,548	109,374
Contract assets, net of allowance for credit losses of $0.0 million and $1.0 million as of January 31, 2026 and 2025, respectively	3,284	6,941
Inventories	16,414	18,988
Prepaid expenses and other current assets	39,145	37,750
Total current assets	298,269	286,153
Property and equipment, net	29,128	28,316
Operating lease right-of-use assets, net	40,376	35,214
Goodwill	126,605	126,148
Intangible assets, net	4,380	—
Deferred income taxes	6,068	3,094
Other assets	16,240	18,895
Total assets	$521,066	$497,820

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$26,915	$25,216
Accrued expenses and other current liabilities	94,590	86,694
Contract liabilities	102,538	107,451
Total current liabilities	224,043	219,361
Long-term contract liabilities	21,211	22,868
Deferred income taxes	1,037	1,006
Operating lease liabilities	36,542	29,806
Other liabilities	9,370	7,676
Total liabilities	292,203	280,717
Commitments and Contingencies
Stockholders' equity:
Common stock - $0 par value; Authorized 300,000,000 shares. Issued 75,917,304 and 72,642,930 at January 31, 2026 and January 31, 2025, respectively; Outstanding 73,078,376 and 72,057,202 shares at January 31, 2026 and January 31, 2025, respectively	—	—
Additional paid-in capital	395,374	374,126
Treasury stock, at cost, 2,838,928 and 585,728 shares at January 31, 2026 and January 31, 2025, respectively	(26,712)	(5,276)
Accumulated deficit	(157,281)	(156,643)
Accumulated other comprehensive loss	(4,837)	(14,015)
Total Cognyte Software Ltd. stockholders' equity	206,544	198,192
Noncontrolling interest	22,319	18,911
Total stockholders’ equity	228,863	217,103
Total liabilities and stockholders’ equity	$521,066	$497,820

See notes to consolidated financial statements.

COGNYTE SOFTWARE LTD.
Cognyte Software Ltd.
Consolidated Statements of Operations

	Year Ended January 31,
(in thousands except per share data)	2026	2025	2024
Revenue:
Software	$161,760	$125,815	$113,541
Software service	187,589	180,872	165,027
Professional service and other	50,692	43,945	34,836
Total revenue	400,041	350,632	313,404
Cost of revenue:
Software	24,935	19,988	18,919
Software service	44,420	45,184	43,305
Professional service and other	40,985	38,538	35,776
Total cost of revenue	110,340	103,710	98,000
Gross profit	289,701	246,922	215,404
Operating expenses:
Research and development	122,336	108,274	107,283
Selling, general and administrative	153,651	143,516	125,784
Amortization of other acquired intangible assets	453	258	391
Total operating expenses	276,440	252,048	233,458
Operating income (loss)	13,261	(5,126)	(18,054)
Other (expenses) income, net:
Interest income	2,033	2,470	1,896
Interest expense	(194)	(100)	(16)
Other (expenses) income, net	(3,758)	(1,614)	2,915
Total other (expenses) income, net	(1,919)	756	4,795
Income (loss) before provision for income taxes	11,342	(4,370)	(13,259)
Provision (benefit) for income taxes	6,729	2,864	(1,614)
Net income (loss)	4,613	(7,234)	(11,645)
Net income attributable to noncontrolling interest	5,251	4,817	3,925
Net loss attributable to Cognyte Software Ltd.	$(638)	$(12,051)	$(15,570)

Net loss per share attributable to Cognyte Software Ltd.:
Basic and diluted	$(0.01)	$(0.17)	$(0.22)

Weighted-average shares outstanding:
Basic and diluted	72,910	71,797	70,081

See notes to consolidated financial statements.

COGNYTE SOFTWARE LTD.
Cognyte Software Ltd.
Consolidated Statements of Comprehensive Loss

	Year Ended January 31,
(in thousands)	2026	2025	2024
Net income (loss)	$4,613	$(7,234)	$(11,645)
Other comprehensive income (loss):
Foreign currency translation adjustments	4,123	(2,202)	196
Net increase from foreign exchange contracts designated as hedges	6,324	630	2,228
Other comprehensive income (loss)	10,447	(1,572)	2,424
Comprehensive income (loss)	15,060	(8,806)	(9,221)
Comprehensive income attributable to noncontrolling interest	6,520	4,630	3,665
Comprehensive income (loss) attributable to Cognyte Software Ltd.	$8,540	$(13,436)	$(12,886)

See notes to consolidated financial statements.

Cognyte Software Ltd.
Consolidated Statements of Equity

					Accumulated Other Comprehensive Loss	Total Cognyte Software Ltd. Equity		Total Equity
(in thousands)	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Deficit			Non-controlling Interest
Balances as of January 31, 2023	$—	$338,465	$—	$(129,022)	$(15,314)	$194,129	$15,645	$209,774
Net (loss) income	$—	$—	$—	$(15,570)	$—	$(15,570)	$3,925	$(11,645)
Other comprehensive income (loss)	$—	$—	$—	$—	$2,684	$2,684	$(260)	$2,424
Share-based compensation activity	$—	$16,632	$—	$—	$—	$16,632	$—	$16,632
Dividends to noncontrolling interest	$—	$—	$—	$—	$—	$—	$(2,452)	$(2,452)
Balances as of January 31, 2024	$—	$355,097	$—	$(144,592)	$(12,630)	$197,875	$16,858	$214,733
Net (loss) income	$—	$—	$—	$(12,051)	$—	$(12,051)	$4,817	$(7,234)
Other comprehensive loss	$—	$—	$—	$—	$(1,385)	$(1,385)	$(187)	$(1,572)
Share-based compensation activity	$—	$19,029		$—	$—	$19,029	$—	$19,029
Repurchase of shares	$—	$—	$(5,276)	$—	$—	$(5,276)	$—	$(5,276)
Dividends to noncontrolling interest	$—	$—	$—	$—	$—	$—	$(2,577)	$(2,577)
Balances as of January 31, 2025	$—	$374,126	$(5,276)	$(156,643)	$(14,015)	$198,192	$18,911	$217,103
Net (loss) income	$—	$—	$—	$(638)	$—	$(638)	$5,251	$4,613
Other comprehensive income	$—	$—	$—	$—	$9,178	$9,178	$1,269	$10,447
Share-based compensation activity	$—	$21,248		$—	$—	$21,248	$—	$21,248
Repurchase of shares	$—	$—	$(21,436)	$—	$—	$(21,436)	$—	$(21,436)
Dividends to noncontrolling interest	$—	$—	$—	$—	$—	$—	$(3,112)	$(3,112)
Balances as of January 31, 2026	$—	$395,374	$(26,712)	$(157,281)	$(4,837)	$206,544	$22,319	$228,863

See notes to consolidated financial statements.

COGNYTE SOFTWARE LTD.
Cognyte Software Ltd.
Consolidated Statements of Cash Flows

	Year Ended January 31,
(in thousands)	2026	2025	2024
Cash flows from operating activities:
Net income (loss)	$4,613	$(7,234)	$(11,645)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	11,977	13,652	13,816
Allowance for credit losses	718	1,416	2,508
Gain from business divestiture, see Note 7	—	—	(4,768)
Stock-based compensation, excluding cash-settled awards	21,248	19,029	12,167
Benefit from deferred income taxes	(1,955)	(1,356)	(3,196)
Non-cash (gains) losses on derivative financial instruments, net	(595)	(179)	330
Other non-cash items, net	1,139	32	(685)
Changes in operating assets and liabilities:
Accounts receivable	(6,265)	10,573	12,436
Contract assets	(1,790)	(6,722)	(7,340)
Inventories	2,416	4,570	(960)
Prepaid expenses and other assets	5,308	(7,804)	5,307
Accounts payable and accrued expenses	10,471	14,294	4,332
Contract liabilities	(8,855)	7,962	13,897
Other liabilities	944	(1,552)	(2,904)
Other, net	957	101	1,266
Net cash provided by operating activities	40,331	46,782	34,561

Cash flows from investing activities:
Purchases of property and equipment	(10,396)	(10,587)	(7,035)
Purchases of short-term investments	—	—	(58,695)
Maturities of short-term investments	—	—	75,906
Settlements of derivative financial instruments not designated as hedges	623	117	(977)
Cash paid for capitalized software development costs	(243)	(2,601)	(2,034)
Proceeds from Business divestiture, net of cost	—	4,943	4,975
Acquisition of business, net of cash acquired	(4,275)
Change in restricted bank time deposits, including long-term portion	200	2,437	(2,782)
Net cash (used in) provided by investing activities	(14,091)	(5,691)	9,358

Cash flows from financing activities:
Dividends paid to noncontrolling interest	(3,112)	(2,577)	(2,452)
Purchases of treasury stock	(21,436)	(5,276)	—
Repayment of principal portion of finance lease liability	(298)	(99)	—
Net cash used in financing activities	(24,846)	(7,952)	(2,452)
Foreign currency effects on cash, cash equivalents, restricted cash, and restricted cash equivalents	2,580	(631)	(115)
Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	3,974	32,508	41,352
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	112,904	80,396	39,044
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$116,878	$112,904	$80,396

Reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents at end of period:
Cash and cash equivalents	$116,878	$112,719	$74,477
Restricted cash and cash equivalents included in restricted cash and cash equivalents and restricted bank time deposits	—	185	5,825
Restricted cash and cash equivalents included in other assets	—	—	94
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$116,878	$112,904	$80,396

See notes to consolidated financial statements.

COGNYTE SOFTWARE LTD.
Cognyte Software Ltd.
Notes to Consolidated Financial Statements

1.ORGANIZATION, OPERATIONS AND BASIS OF PRESENTATION

Description of Business

Cognyte Software Ltd. (the “Company”, “Cognyte”, “we”, “us” and “our”) is a leading software-driven technology company, focused on investigative analytics solutions that help customers generate actionable intelligence from large volumes of complex data, across diverse operational domains, in order to enhance public safety and security. Our solutions are used primarily by law enforcement, national security, national and military intelligence agencies, and other organizations to address a wide range of investigative and operational challenges. Drawing on decades of investigative analytics domain expertise, our platforms and solutions enable customers to ingest, fuse and analyze structured and unstructured data from multiple sources, uncover hidden patterns and connections, and make faster, better-informed decisions. Our offerings leverage state-of-the-art Artificial Intelligence (AI), including big data analytics and advanced machine learning, as well as generative and AI-assisted capabilities that enhance user productivity and accelerate investigative workflows, together with proven investigative methodologies, to support retrospective investigations and real-time, near real-time and predictive decision-making. Hundreds of customers rely on our solutions to accelerate investigations, improve resolution rates and better anticipate, predict and mitigate threats with greater precision.

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

Equity investments in companies in which we have less than a 20% ownership interest and cannot exercise significant influence, and which do not have readily determinable fair values, are accounted for under the measurement alternative. Under this method, the investments are carried at their original cost, less any impairment and adjusted for observable price changes for identical or similar instruments.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. We believe our judgments, estimates and assumptions associated with revenue recognition, income taxes and business combination may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

Investments

Our investments generally consist of bank time deposits with remaining maturities in excess of 90 days at the time of purchase. We held no marketable debt securities with remaining maturities in excess of 90 days at the time of purchase at January 31, 2026 and 2025. Investments with maturities in excess of one year are included in other assets.

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

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents, bank time deposits, accounts receivable, and contract assets. We invest our cash in bank accounts and bank time deposits. By policy, we seek to limit credit exposure on investments through diversification and by restricting our investments to highly rated securities.

We grant credit terms to our customers in the ordinary course of business. Concentrations of credit risk with respect to accounts receivable and contract assets are generally limited due to the large number of customers comprising our customer base and their dispersion across different industries and geographic areas. We have both direct and indirect contracts with a significant government outside the United States, which accounted for $25.8 million of our aggregated accounts receivable and contract assets, at January 31, 2026. In prior year, we had both direct and indirect contracts with two significant governments outside the United States, which combined accounted for $36.6 million of our aggregated accounts receivable and contract assets at January 31, 2025. We believe our contracts with these governments present insignificant credit risk.

Allowance for Credit Losses

Our allowance for credit losses represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable based on current conditions as of the balance sheet date. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses and economic and market conditions. We write-off an account receivable and charge it against its recorded allowance at the point when it is considered uncollectible. We assess the adequacy of the allowance for credit losses on a quarterly basis. The Company elected to apply the practical expedient provided in ASU 2025-05 as described below.

The following table summarizes the activity in our credit losses for the years ended January 31, 2026, 2025, and 2024:

	Year Ended January 31,
(in thousands)	2026	2025	2024
Allowance for credit losses, beginning of year	$2,056	$4,091	$1,583
Provisions charged to expense	718	1,416	2,578
Amounts written off	(1,837)	(3,404)	(7)
Business divestiture	—	—	(62)
Other, including fluctuations in foreign exchange rates	30	(47)	(1)
Allowance for credit losses, end of year	$967	$2,056	$4,091

COGNYTE SOFTWARE LTD.
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

We operate as one reporting unit. In testing for goodwill impairment, we may elect to utilize a qualitative assessment to evaluate whether it is more likely than not that the fair value of our reporting unit is less than its carrying amount. Qualitative assessment includes industry and market considerations, overall financial performance, and other relevant events and factors affecting the reporting unit. If we elect to bypass a qualitative assessment, or if our qualitative assessment indicates that goodwill impairment is more likely than not, we perform quantitative impairment testing. If our quantitative testing determines that the carrying value of the reporting unit exceeds its fair value, goodwill impairment is recognized in an amount equal to that excess, limited to the total goodwill allocated to our reporting unit.

The Company’s quantitative impairment test may consider both the income approach and the market approach to estimate a reporting unit’s fair value. Significant estimates for the income approach include financial projections, terminal growth rate, and discount rate based on a reporting unit’s weighted average cost of capital. The estimated fair value using a market approach is based on a number of assumptions, including current market capitalization as corroboration of fair value. Forecasts and estimates are based on assumptions that are consistent with the plans and estimates used to manage the business. Changes in these estimates could change the conclusion regarding an impairment of goodwill.

COGNYTE SOFTWARE LTD.
For the Company's annual impairment test during fiscal years ended January 31, 2026, 2025 and 2024, the Company opted to bypass the qualitative assessment and performed the quantitative analysis by comparing the Company's market capitalization, which is determined by multiplying the outstanding number of shares of Common Stock by the Company’s stock price at the impairment test date with the reporting unit's carrying value. As the market capitalization significantly exceeded the carrying value of the Company's single reporting unit, the Company concluded that no goodwill impairment should be recognized for any of the fiscal years ended January 31, 2026, 2025 and 2024.

Acquired identifiable intangible assets include identifiable acquired technologies, customer relationships and distribution networks. We amortize the cost of finite-lived identifiable intangible assets over their estimated useful lives, which are periods of 8 years or less. Amortization is based on the pattern in which the economic benefits of the intangible asset are expected to be realized, which typically is on a straight-line basis. The fair values assigned to identifiable intangible assets acquired in business combinations are determined primarily by using the income approach, which discounts expected future cash flows attributable to these assets to present value using estimates and assumptions determined by management.

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

As part of our risk management strategy, when considered appropriate, we use derivative financial instruments including foreign currency forward contracts to hedge against certain foreign currency exposure. Our intent is to mitigate gains and losses caused by the underlying exposures with offsetting gains and losses on the derivative contracts. It should be noted that the company might execute hedging transactions using derivatives which don’t qualify as hedge accounting under ASC 815.

For instance, to protect against the increase in value in USD terms of expected foreign currency cash flows resulting mainly from salaries and related benefits paid in NIS during the year, the Company hedges portions of its anticipated cash flow in NIS generally for periods of up to twelve months with forward contracts (the “Hedging Contracts”). Accordingly, when the USD depreciates against the NIS, the increase in salaries and related expenses in USD is offset by gains in the fair value of the

COGNYTE SOFTWARE LTD.
Hedging Contracts. Conversely, when the USD appreciates against the NIS, the decrease in salaries and related expenses in USD is offset by losses in the fair value of the Hedging Contracts. These Hedging Contracts are designated as cash flow hedges.

We also periodically utilize foreign currency forward contracts to manage exposures resulting from expected inflows denominated in currencies other than the applicable functional currency, and exposures from cash, cash equivalents and short-term investments denominated in currencies other than the applicable functional currency.

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

Research and Development

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

COGNYTE SOFTWARE LTD.
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

Transactions denominated in currencies other than a functional currency are converted to the functional currency on the transaction date, and any resulting assets or liabilities are further remeasured at each reporting date and at settlement in accordance with ASC 830, “Foreign Currency Matters”. Gains and losses recognized upon such remeasurements are included within Other (expenses) income, net in the consolidated statements of operations. We recorded net foreign currency losses of $3.8 million, $1.4 million and $0.8 million for the years ended January 31, 2026, 2025, and 2024, respectively.

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

COGNYTE SOFTWARE LTD.
The Company recognizes compensation expenses for the value of its awards, which vest in tranches based on service conditions, using the straight-line method, over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures. For performance-based share units, the Company recognizes compensation expenses for the value of such awards, if and when the Company concludes that it is probable that a performance condition will be achieved over the requisite service period. The Company reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts compensation cost based on its probability assessment.

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

COGNYTE SOFTWARE LTD.
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

In the year ended January 31, 2024, we incurred net income of $4.7 million in relation to the Tax Matters Agreement with Verint. See also note “17. Commitments and Contingencies”.

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

Contingent consideration obligations that are classified as liabilities, are recorded at fair value as of the acquisition date and remeasured each subsequent reporting period until the contingencies have been resolved, with any adjustments in fair value recognized in earnings.

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

On November 12, 2024, we announced the adoption of our share repurchase program in an aggregate amount of up to $20 million, which was authorized for a period of 18 months, through June 12, 2026, and was completed during the fiscal year ended January 31, 2026. On July 14, 2025, we announced that our board of directors approved a new share repurchase program authorizing the repurchase of up to an additional $20 million of our ordinary shares over a period of 18 months, through January 14, 2027, which may be executed in compliance with Rule 10b-18 and Rule 10b5-1 under the Exchange Act. During the fiscal year ended January 31, 2025, we repurchased 585,728 ordinary shares for an aggregate purchase price of approximately $5.3 million. During the fiscal year ended January 31, 2026, we repurchased 2,253,200 ordinary shares for an aggregate purchase price of approximately $21.4 million.

Basic and diluted net loss per share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to shareholders by the weighted-average number of ordinary shares outstanding and vested RSUs during the period. Diluted net income (loss) per share is computed by giving effect to all potential weighted average dilutive ordinary shares, including restricted stock units and performance stock units. The dilutive potential shares are computed using the treasury stock method or the as-if converted method, as applicable.

Diluted loss per share for the years ended January 31, 2026, 2025 and 2024 was the same as the basic loss per share, since there was a net loss for those periods, and inclusion of potential ordinary shares was anti-dilutive.

COGNYTE SOFTWARE LTD.
Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosure. The amendments in this update intended to address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The amendments should be applied on a prospective basis with the option to apply the standard retrospectively. The amendments are effective for annual periods beginning after December 15, 2024. The adoption of this guidance, as of February 1, 2025 which was done prospectively, resulted in expanded disclosures in the Company’s consolidated financial statements. For additional details please refer to note 12, “INCOME TAXES”.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating credit losses on accounts receivable and contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. The ASU is effective for annual periods beginning after December 15, 2025. Effective February 1, 2025, the Company early adopted ASU 2025-05 on a prospective basis. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements and related disclosures.

New Accounting Pronouncements Not Yet Effective

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

In September 2025, the FASB issued ASU 2025-06 Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Target Improvements to the Accounting for Internal-Use Software. The new guidance clarifies and modernizes the accounting for costs related to internal-use software. The guidance should be applied on either a prospective or retrospective basis. The amendments are effective for annual periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating these amendments to determine the impact it may have on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-09 to amend the guidance in “Derivatives and Hedging” (Topic 815). The update provides targeted improvements intended to enhance the application of hedge accounting, including expanded eligibility of forecasted transactions, additional flexibility in measuring hedge effectiveness, and clarifications related to hedging non-financial items. The guidance is effective for fiscal years beginning after December 15, 2026. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.

3. RELATED PARTY TRANSACTIONS

Related party transactions with Bank Leumi

During October 2022, Zvika Naggan, who served as a member of our board of directors from the time of the spin-off until May 1, 2024, was appointed to serve as member of the board of directors of Bank Leumi. Accordingly, Bank Leumi was considered a related party during the period of Mr. Naggan’s overlapping service, but ceased to be a related party following his departure from our board on May 1, 2024. Effective as of December 31, 2023 we have extended the revolving credit facility with Bank Leumi Le-Israel B.M. (“Bank Leumi”), an Israeli bank. Under the credit facility with Bank Leumi, we were provided with a total of up to $35 million in borrowings, made available to the Company for two years, through January 2026. Our obligations under the credit facility are guaranteed by certain customary affirmative and restrictive covenants for credit facilities of this type. The credit facilities also contain financial covenants which are measured at the end of each quarter.

During the years ended January 31, 2026, 2025 and 2024, we did not withdraw any funds from the credit facility with Bank Leumi.

COGNYTE SOFTWARE LTD.
Related party transactions with Verint

In connection with the spin-off we entered into a Separation and Distribution Agreement with Verint related to the separation and distribution. In addition, we entered into several other agreements with Verint prior to completion of the spin-off to effect the separation and provide a framework for our relationship with Verint after the spin-off, including a Tax Matters Agreement, an Employee Matters Agreement, an Intellectual Property Cross License Agreement, and a Trademark Cross License Agreement. In the year ended January 31, 2024, we incurred net income of $4.7 million in relation to the Tax Matters Agreement with Verint. See also note “17. Commitments and Contingencies”. There were no transactions related to Verint during the years ended January 31, 2026 and 2025.

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

COGNYTE SOFTWARE LTD.
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

COGNYTE SOFTWARE LTD.

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

COGNYTE SOFTWARE LTD.

	Year Ended January 31,
(in thousands)	2026	2025	2024
Revenue by recurrence:
Recurring revenue	$192,118	$186,592	$167,634
Nonrecurring revenue	207,923	164,040	145,770
Total revenue	$400,041	$350,632	$313,404

Contract Balances

The following table provides information about accounts receivable, contract assets, and contract liabilities from contracts with customers:

	January 31,
(in thousands)	2026	2025
Accounts receivable, net	$122,548	$109,374
Contract assets, net	$3,284	$6,941
Contract liabilities	$102,538	$107,451
Long-term contract liabilities	$21,211	$22,868

We receive payments from customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract assets are rights to consideration in exchange for goods or services that we have transferred to a customer when that right is conditional on something other than the passage of time. Our contract assets represent unbilled amounts related to arrangements where our right to consideration is subject to the contractually agreed upon billing schedule. We expect billing and collection of our contract assets to occur within the next twelve months. We wrote off $0.9 million of contract assets during the year ended January 31, 2026, and did not write off any contract assets during the year ended January 31, 2025. During the years ended January 31, 2026 and 2025, we transferred $5.8 million and $9.0 million, respectively, to accounts receivable from contract assets recognized at the beginning of each period, as a result of the right to the transaction consideration becoming unconditional. We recognized $2.1 million and $6.7 million in revenues of contract assets during the years ended January 31, 2026 and 2025, respectively.

We grant credit terms to our customers in the ordinary course of business. For additional information regarding the concentrations of credit risk with respect to accounts receivable and contract assets, see note “Summary of Significant Accounting Policies—Concentrations of Credit Risk”

Contract liabilities represent consideration received or consideration which is unconditionally due from customers prior to transferring goods or services to the customer under the terms of the contract. Revenue recognized during the years ended January 31, 2026 and 2025 from amounts included in contract liabilities at the beginning of each period was $94.7 million and $84.8 million, respectively.

Remaining Performance Obligations

Transaction price allocated to remaining performance obligations (“RPO”) represents contracted revenue that has not yet been recognized, which includes contract liabilities and non-cancelable amounts that will be invoiced and recognized as revenue in future periods. The majority of our arrangements are for periods of up to three years, with a significant portion being one year or less. RPO balance is influenced by several factors such as sales cycles, subscription deals, deployment timelines, contract length, renewal timing, and seasonality.

The timing and amount of revenue recognition for our RPO is influenced by several factors, such as timing of renewals, revenue recognition criteria that can extend over longer periods of time, delivery under which, for various reasons, may be delayed, modified, or canceled. Therefore, the amount of remaining obligations may not be a meaningful indicator of future results. In some cases, we may decide to unilaterally cancel outstanding orders and reduce the RPO when there have been extended delays by customers to pay the agreed upon down payments or due to other reasons.

COGNYTE SOFTWARE LTD.
The following table provides information about our RPO:

	January 31,
(in thousands)	2026	2025
RPO:
Expected to be recognized within 1 year	$369,549	$335,301
Expected to be recognized in more than 1 year	187,631	210,492
Total RPO	$557,180	$545,793

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

Total capitalized costs to obtain contracts were $11.9 million as of January 31, 2026, of which $9.0 million is included in prepaid expenses and other current assets and $2.9 million is included in other assets on our consolidated balance sheet. Total capitalized costs to obtain contracts were $14.0 million as of January 31, 2025, of which $11.8 million is included in prepaid expenses and other current assets and $2.2 million is included in other assets on our consolidated balance sheet. During the years ended January 31, 2026, 2025, and 2024, we expensed $22.4 million, $19.3 million, and $15.6 million, respectively, of sales and agent commissions, which are included in selling, general and administrative expenses.

We capitalize costs incurred to fulfill our contracts when the costs relate directly to the contract and are expected to generate resources that will be used to satisfy the performance obligation under the contract and are expected to be recovered through revenue generated under the contract. Costs to fulfill contracts are expensed to cost of revenue as we satisfy the related performance obligations. Total capitalized costs to fulfill contracts were $3.2 million as of January 31, 2026, of which $2.9 million is included in prepaid expenses and other current assets and $0.3 million is included in other assets on our consolidated balance sheet. Total capitalized costs to fulfill contracts were $3.6 million as of January 31, 2025, of which $2.8 million is included in prepaid expenses and other current assets and $0.8 million is included in other assets on our consolidated balance sheet. Costs to fulfill are classified as current or long-term based on whether the related revenue will be recognized within twelve months of the origination date of the arrangement. The amounts capitalized primarily relate to prepaid third-party cloud costs. During the years ended January 31, 2026, 2025, and 2024, we amortized $2.8 million, $1.8 million, and $2.3 million, respectively, of contract fulfillment costs.

5. CREDIT FACILITY

We have two revolving credit facilities that are effective through January 31, 2028 which provide for up to $65 million in total borrowings. As of January 31, 2026 and 2025, we have not withdrawn any funds from the revolving credit facilities. Interest rates on both facilities are based on Term SOFR plus a margin of 3.26% - 3.31%. We did not incur interest expenses related to our revolving credit facilities for the years ended January 31, 2026, 2025 and 2024. In addition, we are required to pay a non‑utilization fee with respect to unused credit under the credit facilities. For the years ended January 31, 2026, 2025 and 2024, the non‑utilization fee rate was 0.75% per annum. Following the extension of the credit facilities signed in December 2025, the non‑utilization fee rates were reduced to 0.3% - 0.35% per annum effective from February 2026. The non‑utilization fee incurred with respect to unused credit under the credit facilities was $0.5 million, $0.5 million and $0.7 million for the years ended January 31, 2026, 2025 and 2024, respectively.

Our obligations under both credit facilities are guaranteed by certain customary affirmative and restrictive covenants for credit facilities of this type. The credit facilities also contain financial covenants which are measured at the end of each quarter. The financial covenants are:

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

COGNYTE SOFTWARE LTD.
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

As of January 31, 2026 and 2025 we met all the financial covenants.

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

	Year Ended January 31,
(in thousands)	2026	2025	2024
Sales and marketing	$106,592	$94,969	$81,610
General and administrative	$47,059	$48,547	$44,174
Total Selling, general and administrative	$153,651	$143,516	$125,784

7. DIVESTITURE & ACQUISITIONS

On December 1, 2022 Cognyte sold Situational Intelligence Solutions (“SIS”) business to Volaris group (“Volaris”). As consideration for the sale, Cognyte received $42.4 million in cash and $4.7 million in hold back which was paid during the year ended January 31, 2024. The sale included equity interests, assets and liabilities attributable to the SIS business for a total consideration of $47.1 million, plus a performance based earn-out which was not achieved. The sale price was subject to adjustments based on changes in actual closing net working capital. The sale price was adjusted during the year ended January 31, 2024 based on changes in actual closing net working capital and the completion of asset transfer which resulted in an additional pre-tax gain of $4.8 million recorded within other income. Proceeds from the divestiture were $4.9 million and $5.0 million during the years ended January 31, 2025 and 2024, respectively.

On May 20, 2025, Cognyte acquired 100% of the equity of GroupSense, Inc., a digital risk protection services company, for total consideration of approximately $4.4 million, consisting entirely of cash paid at closing. The transaction is reflected in accordance with ASC Topic 805, “Business Combinations”, using the acquisition method of accounting with Cognyte as the acquirer. The acquisition agreement also includes contingent consideration of up to $5.0 million, payable upon the achievement of specified post‑closing performance targets. The fair value of the contingent consideration was assessed as zero at the acquisition date and remained zero as of January 31, 2026, as achievement of the relevant targets was not expected. Accordingly, no contingent consideration liability was recognized in the consolidated financial statements.

COGNYTE SOFTWARE LTD.

Cognyte allocated the purchase price to the identifiable assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The fair value estimate of the customer relationship was determined using a variation of the income approach known as the “Multi-Period Excess Earnings Approach”. This valuation technique estimates the fair value of an asset based on market participants’ expectations of the cash flows the asset would generate over its remaining useful life. The net cash flows were discounted to present value.

The significant components of the purchase price allocation were as follows:

(in thousands)	Fair Value
Customer relationships (finite‑lived intangible)	$4,833
Deferred tax asset, net	909
Other net liabilities(1)	(1,519)
Goodwill(2)	191
Total consideration	$4,414

(1) Other net liabilities includes cash, receivables, payables, deferred revenue and accrued liabilities, which were not significant individually.
(2) Goodwill was recorded as the residual amount by which the purchase price exceeded the fair value of the net assets acquired.

Pro forma information giving effect to the acquisition has not been provided, as the results would not be material.

8. INTANGIBLE ASSETS AND GOODWILL

Acquisition-related intangible assets consisted of the following as of January 31, 2026 and 2025:

	January 31, 2026
(in thousands)	Cost	Accumulated Amortization	Net
Intangible assets with finite lives:
Acquired technology	$53,118	$(53,118)	$—
Customer relationships	4,833	(453)	4,380
Distribution network	2,000	(2,000)	—
Total intangible assets	$59,951	$(55,571)	$4,380

	January 31, 2025
(in thousands)	Cost	Accumulated Amortization	Net
Intangible assets with finite lives:
Acquired technology	$53,118	$(53,118)	$—
Distribution network	2,000	(2,000)	—
Total intangible assets	$55,118	$(55,118)	$—

Total amortization expense recorded for acquisition-related intangible assets was $0.5 million, $0.3 million and $0.4 million for the years ended January 31, 2026, 2025, and 2024, respectively.

COGNYTE SOFTWARE LTD.
Estimated future amortization expense on finite-lived acquisition-related intangible assets is as follows:

(in thousands)
Years Ending January 31,	Amount
2027	$604
2028	604
2029	604
2030	604
2031	604
Thereafter	1,360
Total	$4,380

No impairments of acquired intangible assets were recorded during the years ended January 31, 2026, 2025 and 2024. We wrote-off fully amortized and no longer in use intangibles in the amount of $1.5 million during the year ended January 31, 2025.

The change in the net carrying amount of goodwill activity for the years ended January 31, 2026 and 2025 was as follows:

(in thousands)	Amount
Goodwill at January 31, 2024	$126,563
Foreign currency translation	(415)
Goodwill at January 31, 2025	$126,148
Business combination	191
Foreign currency translation	266
Goodwill at January 31, 2026	$126,605

No goodwill impairment was identified for the years ended January 31, 2026, 2025 and 2024.

9. SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENT INFORMATION

Consolidated Balance Sheets

Inventories consisted of the following as of January 31, 2026 and 2025:

	January 31,
(in thousands)	2026	2025
Raw materials	$11,839	$10,459
Work-in-process	3,168	3,759
Finished goods	1,407	4,770
Total inventories	$16,414	$18,988

Property and equipment, net consisted of the following as of January 31, 2026 and 2025:

	January 31,
(in thousands)	2026	2025
Land and buildings	$2,854	$2,854
Leasehold improvements	12,469	9,230
Software	14,627	24,828
Equipment, furniture and other	56,007	57,399
Total cost	85,957	94,311
Less: accumulated depreciation and amortization	(56,829)	(65,995)
Total property and equipment, net	$29,128	$28,316

COGNYTE SOFTWARE LTD.
We wrote-off fully amortized and no longer in use property and equipment in the amount of $18.0 million during the year ended January 31, 2026, of which $13.3 million related to software write-offs.

Depreciation and amortization expense on property and equipment was $8.5 million, $10.4 million and $9.9 million in the years ended January 31, 2026, 2025, and 2024, respectively.

Prepaid expenses and other current assets consisted of the following as of January 31, 2026 and 2025:

	January 31,
(in thousands)	2026	2025
Prepaid expenses	$23,123	$26,847
Deferred cost of revenue	976	1,084
Income tax receivables	5,657	6,487
Foreign currency forward contracts	8,555	2,522
Other	834	810
Total prepaid expenses and other current assets	$39,145	$37,750

Other assets consisted of the following as of January 31, 2026 and 2025:

	January 31,
(in thousands)	2026	2025
Long-term restricted cash and time deposits	$248	$252
Capitalized software development costs, net	5,394	8,113
Deferred commissions	2,852	2,230
Long-term deferred cost of revenue	190	590
Long-term security deposits	182	128
Long-term prepaid expenses	337	954
Noncontrolling investments accounted under ASC 321	6,907	6,410
Other	130	218
Total other assets	$16,240	$18,895

Accrued expenses and other current liabilities consisted of the following as of January 31, 2026 and 2025:

	January 31,
(in thousands)	2026	2025
Compensation and benefits	$59,125	$50,096
Distributor and agent commissions	9,842	10,919
Operating lease liabilities - current portion	5,370	5,004
Income taxes	4,127	4,418
Taxes other than income taxes	11,507	11,061
Fair value of derivatives - current portion	—	262
Other	4,619	4,934
Total accrued expenses and other current liabilities	$94,590	$86,694

Other liabilities consisted of the following as of January 31, 2026 and 2025:

	January 31,
(in thousands)	2026	2025
Unrecognized tax benefits, including interest and penalties	$5,683	$4,776
Obligations for severance compensation	2,560	2,180
Finance lease liabilities - long-term portion	1,127	720
Total other liabilities	$9,370	$7,676

COGNYTE SOFTWARE LTD.
Consolidated Statements of Operations

Other (expense) income, net consisted of the following for the years ended January 31, 2026, 2025, and 2024:

	Year Ended January 31,
(in thousands)	2026	2025	2024
Gains from business divestiture	$—	$—	$4,768
Foreign currency losses, net	(3,817)	(1,398)	(846)
Gains (losses) on derivative financial instruments, net	595	179	(330)
Other expenses, net	(536)	(395)	(677)
Total other (expense) income, net	$(3,758)	$(1,614)	$2,915

Consolidated Statements of Cash Flows

The following table provides supplemental information regarding our consolidated cash flows for the years ended January 31, 2026, 2025, and 2024:

	Year Ended January 31,
(in thousands)	2026	2025	2024
Cash paid for interest, including non‑utilization fee	$491	$504	$663
Non-cash investing and financing transactions:
Accrued but unpaid purchases of property and equipment	$596	$1,995	$163
Extinguishment of liability with stocks	$—	$—	$3,856
Inventory transfers to property and equipment	$158	$1,025	$1,639

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

The following table summarizes changes in the components of our accumulated other comprehensive loss for the years ended January 31, 2026, 2025, and 2024:

(in thousands)	Unrealized Gains (Losses) on Derivative Financial Instruments Designated as Hedges	Foreign Currency Translation Adjustments	Total
Balance at January 31, 2023	$(626)	$(14,687)	$(15,314)
Other comprehensive (loss) income	(4,256)	456	(3,800)
Amounts reclassified out of accumulated other comprehensive income	(6,484)	—	(6,484)
Net current period OCI	2,228	456	2,684
Balance at January 31, 2024	1,602	(14,231)	(12,630)
Other comprehensive income (loss)	1,654	(2,015)	(361)
Amounts reclassified out of accumulated other comprehensive income	1,025	—	1,025
Net current period OCI	630	(2,015)	(1,385)
Balance at January 31, 2025	2,231	(16,246)	(14,015)
Other comprehensive income	17,468	2,854	20,322
Amounts reclassified out of accumulated other comprehensive income	11,144	—	11,144
Net current period OCI	6,324	2,854	9,178
Balance at January 31, 2026	$8,555	$(13,392)	$(4,837)

COGNYTE SOFTWARE LTD.

All amounts presented in the table above are net of income taxes, if applicable. The accumulated net income in foreign currency translation adjustments during the year ended January 31, 2026 primarily reflect the weakening of the U.S. dollar against the Brazilian real and Singapore dollar, which has resulted in higher U.S. dollar-translated balances of Brazilian real and Singapore dollar. For the year ended January 31, 2025, the accumulated net loss in foreign currency translation adjustments primarily reflect the strengthening of the U.S. dollar against the Brazilian real and Singapore dollar, which has resulted in lower U.S. dollar-translated balances of Brazilian real and Singapore dollar.

The amounts reclassified out of accumulated other comprehensive loss into the consolidated statements of operations, with presentation location, for the years ended January 31, 2026, 2025, and 2024, were as follows:

	Year Ended January 31,			Financial Statement Location
(in thousands)	2026	2025	2024
Unrealized gains (losses) on derivative financial instruments:
Foreign currency forward contracts	$—	$—	$(10)	Cost of software revenue
	351	21	(97)	Cost of software service revenue
	841	90	(643)	Cost of professional service and other revenue
	5,175	474	(2,893)	Research and development
	4,777	440	(2,841)	Selling, general and administrative
	$11,144	$1,025	$(6,484)	Total

11. RESEARCH AND DEVELOPMENT

Our research and development expenses for the years ended January 31, 2026, 2025, and 2024, were $122.3 million, $108.3 million and $107.3 million, respectively.

We capitalize certain costs incurred to develop our commercial software products, and we then recognize those costs within cost of software revenue as the products are available for sale. Activity for our capitalized software development costs for the years ended January 31, 2026, 2025, and 2024, was as follows:

	Year Ended January 31,
(in thousands)	2026	2025	2024
Capitalized software development costs, net, beginning of year	8,113	8,370	9,706
Software development costs capitalized during the year	243	2,601	2,034
Amortization of capitalized software development costs	(2,962)	(2,858)	(3,370)
Capitalized software development costs, net, end of year	$5,394	$8,113	$8,370

During the years ended January 31, 2026, 2025 and 2024 there were no write-offs of unamortized capitalized software development costs.

12. INCOME TAXES

The components of income (loss) before provision for income taxes for the years ended January 31, 2026, 2025, and 2024 were as follows:

	Year Ended January 31,
(in thousands)	2026	2025	2024
U.S.	(19,527)	(15,635)	(11,360)
Non-U.S.	30,869	11,265	(1,899)
Total income (loss) before provision for income taxes	$11,342	$(4,370)	$(13,259)

COGNYTE SOFTWARE LTD.
The provision (benefit) for income taxes for the years ended January 31, 2026, 2025, and 2024 consisted of the following:

	Year Ended January 31,
(in thousands)	2026	2025	2024
Current provision (benefit) for income taxes:
U.S. Federal	$97	$(988)	$(4,116)
U.S. State	(74)	265	(120)
Non-U.S.	8,569	4,939	5,738
Total current provision for income taxes	8,592	4,216	1,502
Deferred provision (benefit) for income taxes:
U.S. Federal	24	(1,422)	(199)
U.S. State	303	(101)	(52)
Non-U.S.	(2,190)	171	(2,865)
Total deferred benefit for income taxes	(1,863)	(1,352)	(3,116)
Total provision (benefit) for income taxes	$6,729	$2,864	$(1,614)

Although Cognyte is organized as an Israeli limited company, on November 24, 2020 Verint obtained a U.S. Tax Ruling that Cognyte will be treated as a United States corporation for U.S. federal income tax purposes. The reconciliation of the U.S. federal statutory rate to our effective tax rate on income before provision for income taxes for the year ended January 31, 2026, after the adoption of ASU 2023-09, was as follows:

COGNYTE SOFTWARE LTD.

	Year Ended January 31,
(dollars in thousands)	2026
U.S. federal statutory income tax rate	$2,382	21.0%
Effect of cross-border tax laws
Global intangible low-taxed income	4,419	39.0%
Nontaxable or nondeductible items
Share based payment awards	(301)	(2.7)%
Other	12	0.1%
Other adjustments	77	0.7%
U.S. state and local income taxes, net of federal effect (a)	243	2.1%
Foreign Tax Effects
Brazil
Statutory tax rate difference	370	3.3%
Nontaxable or nondeductible items	(607)	(5.4)%
Other	(195)	(1.7)%
Bulgaria
Foreign withholding taxes	159	1.4%
Other	5	—%
Cyprus
Statutory tax rate difference	(436)	(3.8)%
Tax incentives	(512)	(4.5)%
Other	175	1.5%
Germany
Statutory tax rate difference	(225)	(2.0)%
Local income taxes	664	5.9%
Other	(148)	(1.3)%
Israel
Statutory tax rate difference	(367)	(3.2)%
Tax rate difference - preferred technological enterprise	1,176	10.4%
Dual source income	(3,883)	(34.2)%
Foreign withholding taxes	815	7.2%
Changes in valuation allowances	3,066	27.0%
Share based payment awards	1,302	11.5%
Capital loss on subsidiary liquidation	133	1.2%
Nontaxable or nondeductible items	711	6.3%
Tax credits	(3,041)	(26.8)%
Other taxes	2,116	18.7%
Other	(79)	(0.7)%
Singapore
Statutory tax rate difference	(514)	(4.5)%
Other	(38)	(0.3)%
Other foreign jurisdictions	145	1.3%
Changes in unrecognized tax benefits	$(895)	(7.9)%
Effective tax rate	$6,729	59.3%

(a) State taxes in New York made up the majority (greater than 50 percent) of the tax effect in this category.

COGNYTE SOFTWARE LTD.
The reconciliation of the U.S. federal statutory rate to our effective tax rate on income before provision for income taxes for the years ended January 31, 2025 and 2024, prior to the adoption of ASU 2023-09, was as follows:

	Year Ended January 31,
(dollars in thousands)	2025	2024
U.S. federal statutory income tax rate	21.0%	21.0%

Income tax provision at the U.S. federal statutory rate	$(918)	$(2,785)
U.S. State income tax provision (benefit)	117	(172)
Non-U.S. tax rate differential	(3,657)	1,187
Tax incentives	(692)	(196)
Valuation allowances	7,601	2,267
Non-deductible expenses/non-taxable income	673	46
Business divestiture	548	111
Tax contingencies	(1,994)	(5,136)
Stock based and other compensation	971	954
U.S. tax effects of non-U.S. operations	236	2,162
Other, net	(21)	(52)
Total provision for income taxes	$2,864	$(1,614)
Effective income tax rate	(65.5)%	12.2%

The change in gross unrecognized tax benefits during fiscal year 2023 included an uncertain tax position that should have been recognized beginning in fiscal year 2019. The net unrecognized tax benefit associated with this uncertain tax position amounted to $4.7 million as of January 31, 2023, which was recognized as an out-period-correction in the fourth quarter of fiscal year January 31, 2023. In addition, as disclosed in Note “17. COMMITMENTS AND CONTINGENCIES”, since the uncertain tax position originated prior to the Spin-Off Date, we recorded a provision for indemnification for this amount under the Tax Matters Agreement between Verint and Cognyte that became effective on the Spin-Off Date. The rollover impact of this out-of-period correction was not material, individually or in the aggregate, to any of the Company’s previously reported net loss, comprehensive loss, or basic and fully diluted loss per common share. During the fourth quarter of fiscal year ending January 31, 2024, the uncertain tax positions associated with Verint, as well as the corresponding indemnification asset, were reversed due to the expiration of the statute of limitations.

Cognyte is treated as a United States corporation for U.S. federal income tax purposes and is subject to the 21% federal corporate tax rate. In addition, following the TCJA, Cognyte is subject to the Global Intangible Low-Taxed Income (GILTI) earned by foreign subsidiaries owned by a U.S. shareholder. The computation of GILTI is complex and generally intended to impose tax on the annual earnings of a foreign corporation that are deemed to exceed a certain threshold return relative to the underlying business investment. Generally, the effective tax rate on the GILTI income is 10.5% instead of the normal federal tax rate of 21%. In accordance with guidance issued by FASB, Cognyte made a policy election to treat future taxes related to GILTI as a current period expense in the reporting period in which the tax is incurred.

Effective in 2022, the TCJA requires all U.S. companies to capitalize, and subsequently amortize, R&D expenses that fall within the scope of Section 174 over five years for research activities conducted in the United States and over fifteen years for research activities conducted outside of the United States, rather than deducting such costs in the year incurred for tax purposes. The annual GILTI inclusion for Cognyte, mainly in respect of its Israeli operations, increased significantly resulting in higher income taxes paid in the U.S. In July 2025, the United States enacted significant tax legislation commonly referred to as the One Big Beautiful Bill Act (“OBBBA”). The OBBBA makes permanent many provisions of the Tax Cuts and Jobs Act of 2017 and introduces additional changes affecting individuals and businesses. The OBBBA amendments to Section 174 removed the requirements to amortize over five years if expenses incurred in U.S. This change to Section 174 doesn’t have a material impact on fiscal year 2026.

Our operations in Israel have been granted “Approved Enterprise” (“AE”) status by the Investment Center of the Israeli Ministry of Industry, Trade and Labor, and “Beneficial Enterprise” (“BA”) (after the 2005 Amendment) which makes us eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959 (the “Investment Law”). Under the terms of the programs, income attributable to an “AE” or “BA” is exempt from income tax for a period of two years and is subject to a reduced income tax rate for the subsequent five to eight years, depending on the geographic location of the enterprise in Israel (generally 10% - 25%, depending on the percentage of non-Israeli investment in the company). Pursuant to Amendment 73 to the Investment Law adopted in 2017, a company located in the center of Israel which meets the conditions for Preferred Technological Enterprise (“PTE”), is subject to a 12% tax rate on the eligible income. Income not eligible for PTE benefits is taxed at the regular corporate income tax rate of 23%. We have examined the impact of Amendment 73 and the degree to which we will qualify as a PTE and have elected to adopt it to the extent we will generate taxable income as of

COGNYTE SOFTWARE LTD.
January 31, 2021 onwards in which case we will enjoy reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”. The company did not benefit from the Preferred Technological Enterprise tax regime since no taxable income in excess of net operating losses was generated in Israel during the years ended January 31, 2026, 2025, and 2024. In addition, certain operations in Cyprus qualify for favorable tax treatment under the Cypriot Intellectual Property Regime (“IP Regime”). This legislation exempts 80% of income and gains derived from patents, copyrights, and trademarks from taxation.

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

The following table provides supplemental information regarding cash paid, net of refunds received, for income taxes for the year ended January 31, 2026:

Year Ended January 31,
(in thousands)	2026
U.S. Federal	$(184)
U.S. State and local	35
Non-U.S.
Brazil	1,076
Cyprus	1,014
Germany - Federal	2,251
Germany - Bexbach	674
Israel	924
Singapore	1,861
Other	830
Subtotal Non-U.S.	8,630
Total cash payments of income taxes, net	$8,481

The amount of cash paid, net of refunds received, for income taxes for the years ended January 31, 2025 and 2024 was $7,153 and $6,766, respectively.

COGNYTE SOFTWARE LTD.
Deferred tax assets and liabilities consisted of the following at January 31, 2026 and 2025:

	January 31,
(in thousands)	2026	2025
Deferred tax assets:
Loss carryforwards	$28,901	$25,300
Accrued compensation	14,736	13,796
Capitalized research and development	7,072	6,225
Inventory	305	860
Accrued expenses	1,010	1,299
Deferred revenue	1,294	—
Exchange rate differences	1,165	778
Total deferred tax assets	54,483	48,258
Deferred tax liabilities:
Deferred revenue	—	(1,172)
Goodwill and other intangible assets	(8,644)	(7,676)
Other, net	—	(256)
Total deferred tax liabilities	(8,644)	(9,104)
Valuation allowance	(40,808)	(37,066)
Net deferred tax assets	$5,031	$2,088

Recorded as:
Deferred tax assets	$6,068	$3,094
Deferred tax liabilities	(1,037)	(1,006)
Net deferred tax assets	$5,031	$2,088

We had net operating loss carryforwards of approximately $164.6 million as at January 31, 2026, of which $2.6 million related to U.S. carryforwards and $162.0 million related to non-U.S. carryforwards. We had $0.1 million of non-U.S. carryforwards that may begin to expire in the next ten years, which are expected to be fully utilized.

We believe that it is more likely than not that the benefit from certain indefinite non-U.S. NOL carryforwards will not be realized. In recognition of this risk, we have provided a full valuation allowance on the deferred tax assets related to these non-U.S. NOL carryforwards. We believe that it is more likely than not that the benefit from certain U.S. state NOL carryforwards will not be realized. In recognition of this risk, we have provided a full valuation allowance on the deferred tax assets related to these U.S. state NOL carryforwards.

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

A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended January 31, 2026 for our major operations in Israel. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth. On the basis of this evaluation, as of January 31, 2026, a valuation allowance of $3.7 million has been recorded against the deferred tax assets that we do not believe are more likely than not to be realized in the foreseeable future. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income are increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth. For the year ended January 31, 2026, we recorded a net valuation allowance release of $1.0 million on the basis of management’s reassessment of the amount of its deferred tax assets that are more likely than not to be realized. In the current year we achieved three years of cumulative pretax income at one of our Israeli entities and management concluded that there is sufficient positive evidence to conclude that it is more likely than not that additional deferred taxes of $1.0 million are realizable and reduced the valuation allowance accordingly. We have recorded valuation allowances in the amount of $40.8 million and $37.1 million at January 31, 2026 and 2025, respectively.

COGNYTE SOFTWARE LTD.
Activity in the recorded valuation allowance consisted of the following for the years ended January 31, 2026 and 2025:

	Year Ended January 31,
(in thousands)	2026	2025
Valuation allowance, beginning of year	$(37,066)	$(28,293)
Income tax provision	(3,742)	(8,773)
Valuation allowance, end of year	$(40,808)	$(37,066)

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

For the years ended January 31, 2026, 2025, and 2024 the aggregate changes in the balance of gross unrecognized tax benefits were as follows:

	Year Ended January 31,
(in thousands)	2026	2025	2024
Gross unrecognized tax benefits, beginning of year	$5,669	$7,283	$10,893
Increases related to tax positions taken during the year	423	1,421	104
Increases related to tax positions taken during prior years	1,125	—	—
Increases (decreases) related to foreign currency exchange rates	782	101	(467)
Reductions for tax positions of prior years	(526)	—	(3,167)
Lapses of statutes of limitations	(2,551)	(3,136)	(80)
Gross unrecognized tax benefits, end of year	$4,922	$5,669	$7,283

As of January 31, 2026, we had $4.9 million of unrecognized tax benefits, $4.3 million of which, if recognized, would impact the effective income tax rate in future periods. If the remaining $0.6 million is recognized, it would be in the form of a net operating loss carryforward, which is expected to require a full valuation allowance based on present circumstances. We recorded $0.3 million of net tax expense for interest and penalties related to uncertain tax positions in our provision for income taxes for the year ended January 31, 2026 and $0.3 million and $0.1 million of net tax benefit for interest and penalties related to uncertain tax positions in our provision for income taxes for the years ended January 31, 2025 and 2024, respectively. The reduction of $2.6 million of uncertain tax positions relates to the lapses of statutes of limitations in the year ended January 31, 2026. The reduction of $3.1 million of uncertain tax positions of prior periods relates primarily to liabilities associated with tax assets that are not expected to be utilized prior to their expiration in the year ended January 31, 2025. Accrued liabilities for interest and penalties were $1.4 million and $0.9 million at January 31, 2026 and 2025, respectively. Interest and penalties (expense and/or benefit) are recorded as a component of the provision for income taxes in the consolidated financial statements.

Our income tax returns are subject to ongoing tax examinations in several jurisdictions in which we operate. In Israel, we are no longer subject to income tax examination for years prior to January 31, 2022. In the U.S., our federal returns are no longer subject to income tax examination for years prior to January 31, 2023.

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

COGNYTE SOFTWARE LTD.
13. FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Our assets and liabilities measured at fair value on a recurring basis consisted of the following as of January 31, 2026 and 2025:

	January 31, 2026
	Fair Value Hierarchy Category
(in thousands)	Level 1	Level 2	Level 3
Assets:
Foreign currency forward contracts	$—	$8,555	$—
Total assets	$—	$8,555	$—

	January 31, 2025
	Fair Value Hierarchy Category
(in thousands)	Level 1	Level 2	Level 3
Assets:
Foreign currency forward contracts	$—	$2,522	$—
Total assets	$—	$2,522	$—
Liabilities:
Foreign currency forward contracts	$—	$262	$—
Total liabilities	$—	$262	$—

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

COGNYTE SOFTWARE LTD.

The carrying amount of our noncontrolling investments in privately-held companies without readily determinable fair values was $6.9 million and $6.4 million, on January 31, 2026 and 2025, respectively. These investments are included within other assets on the consolidated balance sheets. We did not recognize any impairments during the years ended January 31, 2026, 2025 and 2024.

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

We held outstanding foreign currency forward contracts with notional amounts of $43.1 million and $60.9 million as of January 31, 2026 and 2025, respectively.

Fair Values of Derivative Financial Instruments

The fair values of our derivative financial instruments and their classifications in our consolidated balance sheets as of January 31, 2026 and 2025 were as follows:

		January 31,
(in thousands)	Balance Sheet Classification	2026	2025
Derivative assets:
Foreign currency forward contracts:
Designated as cash flow hedges	Prepaid expenses and other current assets	$8,555	$2,490
Not designated as hedging instruments	Prepaid expenses and other current assets	—	32
Total derivative assets		$8,555	$2,522

Derivative liabilities:
Foreign currency forward contracts:
Designated as cash flow hedges	Accrued expenses and other current liabilities	$—	$259
Not designated as hedging instruments	Accrued expenses and other current liabilities	—	3
Total derivative liabilities		$—	$262

COGNYTE SOFTWARE LTD.
Derivative Financial Instruments in Cash Flow Hedging Relationships

The effects of derivative financial instruments designated as cash flow hedges on accumulated other comprehensive loss (“AOCL”) and on the consolidated statements of operations for the years ended January 31, 2026, 2025, and 2024, were as follows:

	Year Ended January 31,
(in thousands)	2026	2025	2024
Net gains recognized in AOCL:
Foreign currency forward contracts	$6,324	$630	$2,228

Net gains (losses) reclassified from AOCL to the consolidated statements of operations:
Foreign currency forward contracts	$11,144	$1,025	$(6,484)

For information regarding the line item locations of the net gains (losses) on derivative financial instruments reclassified out of AOCL into the consolidated statements of operations, see Note 10, “Accumulated Other Comprehensive Loss.”

All of the foreign currency forward contracts underlying the $8.6 million of net unrealized gains recorded in our accumulated other comprehensive loss at January 31, 2026 mature within twelve months, and therefore we expect all such gains to be reclassified into earnings within the next twelve months.

Derivative Financial Instruments Not Designated as Hedging Instruments

Gains (losses) recognized on derivative financial instruments not designated as hedging instruments in our consolidated statements of operations for the years ended January 31, 2026, 2025, and 2024, were as follows:

	Classification in Consolidated Statements of Operations	Year Ended January 31,
(in thousands)		2026	2025	2024
Foreign currency forward contracts	Other (expense) income, net	$595	$178	$(330)

15. STOCK-BASED COMPENSATION AND OTHER BENEFIT PLANS

Stock-Based Compensation Expense

We recognized stock-based compensation expense in the following line items on the consolidated statements of operations for the years ended January 31, 2026, 2025, and 2024:

	Year Ended January 31,
(in thousands)	2026	2025	2024
Component of income (loss) before provision for income taxes:
Cost of revenue:
Software	$32	$25	$(9)
Software service	1,730	1,553	$1,071
Professional service and other	538	501	$355

Research and development	1,872	1,633	$2,232
Selling, general and administrative	17,076	15,317	$8,539
Total stock-based compensation expense	21,248	19,029	$12,188
Income tax benefits related to stock-based compensation (before consideration of valuation allowances)	3,143	2,798	$1,615
Total stock-based compensation, net of taxes	$18,105	$16,231	$10,573

COGNYTE SOFTWARE LTD.

As of January 31, 2026, there was approximately $22.6 million of total unrecognized compensation expense, net of estimated forfeitures, related to unvested restricted stock units, which is expected to be recognized over a weighted-average period of 1.35 years.

The following table summarizes stock-based compensation expense by type of award for the years ended January 31, 2026, 2025, and 2024:

	Year Ended January 31,
(in thousands)	2026	2025	2024
Restricted stock units and restricted stock awards	$21,248	$19,029	$12,777
Stock bonus program and bonus share program	—	—	(610)
Total equity-settled awards	21,248	19,029	12,167
Phantom stock units (cash-settled awards)	—	—	21
Total stock-based compensation expense	$21,248	$19,029	$12,188

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

Once a performance vesting condition has been defined and communicated, and the requisite service period has begun, the Company recognizes compensation expenses for the value of such awards, if and when the Company concludes that it is probable that a performance condition will be achieved over the requisite service period. The Company reassesses the probability of vesting at each reporting period for awards with performance conditions and adjusts its compensation expenses based on its probability assessment.

RSUs that are expected to be settled in cash upon vesting, if any, are reflected as liabilities on our consolidated balance sheets. Such RSUs were insignificant as of January 31, 2024 and no such RSUs were outstanding as of January 31, 2026, or 2025.

The following table (“Award Activity Table”) summarizes activity for RSUs and PSUs to Company personnel that reduce available plan capacity under the plans for the year ended January 31, 2026:

	Year Ended January 31,
	2026
(in thousands, except grant date fair values)	Shares or Units	Weighted-Average Grant-Date Fair Value
Opening balance	4,088	$6.40
Granted	3,538	$8.27
Released	(3,274)	$5.91
Forfeited	(193)	$7.79
Closing balance	4,159	$8.31

COGNYTE SOFTWARE LTD.

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

Severance expenses for our Israeli employees for the years ended January 31, 2026, 2025, and 2024 were $7.6 million,$6.7 million, and $6.3 million respectively.

16. LEASES

We have entered into operating leases primarily for corporate offices, research and development facilities, and automobiles. Our leases have remaining lease terms of 1 year to 8 years. Our finance lease includes primarily lab equipment. We do not have any finance leases as of January 31, 2024.

The components of lease expenses for the years ended January 31, 2026, 2025 and 2024 were as follows:

	Year Ended January 31,
(in thousands)	2026	2025	2024
Operating lease expenses	$6,768	$6,360	$6,401
Finance lease expenses:
Amortization of right-of-use assets	345	83	—
Interest on lease liabilities	118	30	—
Total finance lease expenses	463	113	—
Variable lease expenses	264	146	1,480
Short-term lease expenses	671	456	78
Other lease related expenses	5,842	4,479	4,207
Sublease income	(24)	(159)	(875)
Total lease expenses	$13,984	$11,395	$11,290

Other information related to leases was as follows:

	Year Ended January 31,
(dollars in thousands)	2026	2025	2024
Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$7,972	$7,916	$7,201
Financing cash flows from finance leases	$298	$99	$—
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$11,678	$7,124	$23,293
Finance leases	$878	$958	$—
Weighted average remaining lease terms
Operating leases	7 years	8 years	8 years
Finance leases	4 years	5 years	—
Weighted average discount rates
Operating leases	6.8%	7.2%	6.5%
Finance leases	7.9%	7.8%	—%

COGNYTE SOFTWARE LTD.
Maturities of lease liabilities as of January 31, 2026 were as follows:

	January 31, 2026
(in thousands)	Operating Leases	Finance Leases
Year Ending January 31,
2027	$8,557	$444
2028	8,167	444
2029	7,532	444
2030	7,154	345
Thereafter	21,922	25
Total future minimum lease payments	53,332	1,702
Less imputed interest	(11,420)	(234)
Total	$41,912	$1,468

Reported as of January 31, 2026:
Accrued expenses and other current liabilities	$5,370	$341
Operating lease liabilities	36,542	—
Other liabilities	—	1,127
Total	$41,912	$1,468

17. COMMITMENTS AND CONTINGENCIES

Unconditional Purchase Obligations

In the ordinary course of business, we enter into certain unconditional purchase obligations, which are agreements to purchase goods or services that are enforceable, legally binding, and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on current needs and are typically fulfilled by our vendors within a relatively short time horizon. As of January 31, 2026, our unconditional purchase obligations totaled approximately $76.5 million.

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

Off-Balance Sheet Risk

In the normal course of business, we provide certain customers with financial performance guarantees, which are generally backed by bank guarantees and, in certain cases, by standby letters of credit. In general, we would only be liable for the amounts of these guarantees in the event that our nonperformance permits termination of the related contract by our customer, which we believe is remote. At January 31, 2026, we had approximately $31 million of outstanding bank guarantees and letters of credit relating primarily to these performance guarantees. As of January 31, 2026, we believe we were in compliance with our performance obligations under all contracts for which there is a financial performance guarantee, and the ultimate liability, if any, incurred in connection with these guarantees will not have a material adverse effect on our consolidated results of operations, financial position, or cash flows. Our historical non-compliance with our performance obligations has been insignificant. In addition the Company provided bank guarantees in the amount $4.3 million related to its offices in Israel and exports transaction towards the Israeli Chamber of Commerce.

COGNYTE SOFTWARE LTD.
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

Under the terms of the Tax Matters Agreement, we and Verint agree generally to cooperate in preparing and filing tax returns and will retain and make available tax records to the other party. Contests with taxing authorities are generally controlled by whichever of us or Verint bears the potential liability for the contested tax. However, with respect to certain income tax returns of Verint group, Verint has an exclusive right to control any contest with taxing authorities regarding tax liabilities in connection with such income tax returns, even if we are allocated all or a portion of such taxes under the terms of the Tax Matters Agreement. If any tax contest relates to a failure of the spin-off to qualify as tax-free due to the fault of Verint or us, then the party at fault will control such tax contest. The change in gross unrecognized tax benefits during fiscal year 2023 includes an uncertain tax position that should have been recognized beginning in fiscal year 2019. The net unrecognized tax benefit associated with this uncertain tax position amounted to $4.7 million as of January 31, 2023, which has been recognized as an out-period-correction in the fourth quarter of fiscal year January 31, 2023. In addition, since the uncertain tax position originated prior to the Spin-Off Date, we recorded a provision for indemnification for this amount under the Tax Matters Agreement between Verint and Cognyte that became effective on the Spin-Off Date. The rollover impact of this out-of-period correction was not material, individually or in the aggregate, to any of the Company’s previously reported net income (loss), comprehensive income (loss), or basic and fully diluted earnings (loss) per common share. During the fourth quarter of fiscal year ending January 31, 2024, the uncertain tax positions associated with Verint, as well as the corresponding indemnification asset, were reversed due to the expiration of the statute of limitations.

Legal Proceedings
On March 1, 2023, a putative securities class action complaint (the “Complaint”) was filed in the U.S. District Court for the Southern District of New York against Cognyte , its Chief Executive Officer and its Chief Financial Officer (collectively, “Defendants”) on behalf of all purchasers of the Company’s ordinary shares during the period between February 2, 2021, and June 28, 2022, and seeking unspecified damages. On November 10, 2023, the plaintiff filed an amended complaint (the “Amended Complaint”). The Amended Complaint asserts claims on behalf of all purchasers of the Company’s ordinary shares during the period between February 2, 2021, and January 19, 2023, and alleges that Cognyte and its Chief Executive Officer purportedly issued false and misleading statements and made omissions in violation of U.S. federal securities laws.
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

COGNYTE SOFTWARE LTD.
On June 6, 2025, the court denied leave to amend, concluding that amendment would be futile, and ordered the case closed. No liability or monetary accruals were recorded by the Company in connection with this proceeding. The Company maintains that the claims were without merit and notes that the court’s dismissal and denial of leave to amend resolved the matter without any finding of liability against the Company or its officers.

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

The information below summarizes revenue by major geographic region for the years ended January 31, 2026, 2025, and 2024:

	Year Ended January 31,
(in thousands)	2026	2025	2024
EMEA:
Israel	$279,132	$242,932	$215,312
Germany	57,962	53,966	53,480
Other	19,774	19,002	14,950
Total EMEA	356,868	315,900	283,743
Americas:
United States	15,168	14,237	10,029
Other	8,449	6,673	7,147
Total Americas	23,617	20,910	17,176
APAC	19,556	13,822	12,486
Total revenue	$400,041	$350,632	$313,404

Our long-lived assets primarily consist of net property and equipment, operating lease ROU assets, goodwill and other intangible assets. We believe that our tangible long-lived assets, which consist of our net property and equipment and operating lease ROU assets, are exposed to greater geographic area risks and uncertainties than goodwill, intangible assets and long-term cost deferrals, because these tangible assets are difficult to move and are relatively illiquid.

Property and equipment, net and operating lease right-of-use assets, net by geographic area consisted of the following as of January 31, 2026 and 2025:

	January 31,
(in thousands)	2026	2025
Israel	$51,273	$52,336
United States	551	441
Other countries	17,680	10,753
Total property and equipment and operating lease right-of-use assets, net	$69,504	$63,530

Significant Customers

The Company’s largest customers accounted for the following percentage of total revenue:

COGNYTE SOFTWARE LTD.

	Year Ended January 31,
	2026	2025	2024
Customer A	18.1%	19.6%	16.5%
Customer B	8.3%	10.8%	11.0%

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

19. EARNINGS PER SHARE

Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding and vested RSUs during each year. Diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year plus dilutive potential equivalent ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings per Share".

The following table summarizes the calculation of basic and diluted net loss per ordinary share attributable to Cognyte for the years ended January 31, 2026, 2025, and 2024:

	Year Ended January 31,
(in thousands except per share data)	2026	2025	2024
Net income (loss)	$4,613	$(7,234)	$(11,645)
Net income attributable to noncontrolling interest	5,251	4,817	3,925
Net loss attributable to Cognyte Software Ltd.	$(638)	$(12,051)	$(15,570)

Weighted-average shares outstanding:
Basic and diluted	72,910	71,797	70,081

Net loss per share attributable to Cognyte Software Ltd.:
Basic and diluted	$(0.01)	$(0.17)	$(0.22)

For the years ended January 31, 2026, 2025, and 2024 we had 1,926 thousand, 1,711 thousand and 733 thousand potentially dilutive shares, respectively.

20. SUBSEQUENT EVENTS

Subsequent to January 31, 2026, and through March 18, 2026, we repurchased according to the share repurchase program an additional 442,064 ordinary shares for an aggregate purchase price of approximately 3.4 million.

On March 2, 2026, our board of directors approved an additional share repurchase program authorizing the repurchase of up to a further $20 million of our ordinary shares over a period of 18 months, through January 14, 2027.

In February 2026, Social Navigator Inc. (d/b/a Liferaft), a company in which we hold a Noncontrolling minority investments, entered into a definitive agreement to be acquired for a total transaction value of approximately CAD 123 million, subject to customary adjustments and closing conditions. The transaction closed on March 13, 2026. We are evaluating the financial impact of the transaction, including any potential gain related to our Noncontrolling investments.